Form 20-F
period 2003-03-31
NETTRON COM INC /BC/
filed 2003-09-30
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended March 31, 2003

or

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]
For the transition period from ___________________ to __________________

Commission file number  0-30858

NETTRON.COM, INC.
(Exact name of registrant as specified in its charter)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

#208 – 828 Harbourside Drive, North Vancouver, British Columbia, Canada V5Z 4B5
(Address of principal executive offices) (Zip Code)

(604) 904-8481
Registrant’s telephone number, including area code

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	TSX Venture Exchange (TSX-V)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value
(Title of Class)

i

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at March 31, 2003– 6,435,374 .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒      No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17☒      Item 18 ☐

Unless otherwise indicated, all references herein are expressed in Canadian dollars and
United States currency is stated as “U.S.$ __________ .”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH
PREVIOUSLY FILED FORMS 20-F. THE AUDITED FINANCIAL STATEMENTS
AND NOTES HERETO ATTACHED AS EXHIBIT A ARE AN INTEGRAL PART OF
THIS SUBMISSION.

ii

Nettron.Com, Inc.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

See Item 6 herein.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following selected financial data has been extracted from the consolidated financial statements for the last five years prepared pursuant to Canadian generally accepted accounting principles (“GAAP”) and includes the accounts of the Company and its wholly owned subsidiary Nettron Media Group (“NMG”). Effective January 1, 2001 the Company disposed of its interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. (“Bikestar”) and Arizona Outback Adventures, LLC (“Arizona Outback”). The comparative financial results of Bikestar and Arizona Outback from the date of acquisition have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in the consolidated financial statements. The assets and liabilities of Bikestar and Arizona Outback for periods prior to disposition have not been segregated in the consolidated Balance Sheets. All significant inter-company transactions and balances have been eliminated on consolidation. For comparative purposes this selected financial data for the years ended March 31, 1999, 2000, 2001, 2002 and 2003 is also presented as though it were prepared under United States GAAP. A reconciliation of differences between Canadian and United States GAAP can be found in Note 11 to the Company’s March 31, 2003 consolidated financial statements.

Nettron.Com, Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

	March 31,	March 31,	March 31,	March 31,	March 31,
	2003	2002	2001	2000	1999
	12 Months	12 Months	12 Months	12 Months	12 Months

Net Operating Revenues per	$0	$0	$0	$0	$0
Canadian and U.S. GAAP

Loss (Income) from operations	$(81,637)	$123,144	$1,376,165	$630,451	$213,293
Canadian GAAP
Loss (Income) from operations	$(81,637)	$123,144	$1,550,594	$749,279	$333,450
U.S. GAAP
Loss (Income) from continued	$(82,433)	$136,885	$1,308,481	$644,560	$198,950
operations per Canadian GAAP
Loss (Income) from discontinued	$(82,433)	$0	$268,605	$245,354	$311,688
operations per Canadian GAAP
Net (Income) loss per Canadian	$(82,433)	$136,885	$1,577,086	$889,914	$510,638
GAAP
Loss from continued operations per	$(82,433)	$136,885	$1,482,910	$763,388	$319,107
U.S. GAAP
Loss from discontinued operations	$0	$0	$518,284	$322,178	$369,306
per U.S. GAAP
Net loss per U.S. GAAP	$(82,433)	$136,885	$2,001,194	$1,085,566	$688,413

Loss (Income) per share from	$(0.01)	$0.02	$0.21	$0.14	$0.13
continued operations, Canadian
GAAP
Loss per share from discontinued	$0	$0.00	$0.04	$0.06	$0.19
operations, Canadian GAAP
Loss (Income) per share after	$(0.01)	$0.02	$0.25	$0.20	$0.32
discontinued operations,
Canadian GAAP
Loss (Income) per share from	$(0.01)	$0.02	$0.25	$0.18	$0.23
continued operations, U.S. GAAP
Loss (Income) per share from	$0	$0.00	$0.09	$0.08	$0.26
discontinued operations, U.S.
GAAP
Loss (Income) per share after	$(0.01)	$0.02	$0.34	$0.26	$0.49
discontinued operations, U.S.
GAAP

Share capital per Canadian GAAP	$2,999,420	$2,999,420	$2,999,420	$2,395,019	$769,019
Share capital per U.S. GAAP	$3,383,540	$3,383,540	$3,383,540	$2,779,139	$1,153,139
Common shares issued	6,435,374	6,435,374	6,715,374	5,957,740	1,831,740

Weighted average shares	6,447,041	6,447,041	6,184,074	4,519,429	1,612,138
outstanding per Canadian GAAP
Weighted average shares	6,447,041	6,447,041	5,904,074	4,239,429	1,402,138
outstanding per U.S. GAAP

Total Assets per Canadian GAAP	$18,866	$24,527	$176,993	$1,144,865	$770,937
Total Assets per U.S. GAAP	$18,866	$24,527	$176,993	$1,394,544	$1,097,439
Net assets (liabilities) per Canadian	$(168,609)	$(251,042)	$(114,157)	$859,402	$135,820
GAAP
Net assets (liabilities) per U.S.	$(168,609)	$(251,042)	$(114,157)	$1,108,207	$598,944
GAAP
Convertible debentures (current and	$0	$0	$0	$155,000	$400,000
long term portions) per U.S.
GAAP )

Cash Dividends Declared per	$0	$0	$0	$0	$0
Common Shares, Canadian and
U.S. GAAP
Exchange Rates (Cdn$ to U.S.$)	$0.6797	$0.6388	$0.6650	$0.6801	$0.6634
Period Average

Exchange Rates (CDN$ to U.S.$)	Period	Period
for six most recent months	High	Low
March 2003	$0.6854	$0.6685
April 2003	$0.6937	$0.6690
May 2003	$0.7458	$0.6928
June 2003	$0.7512	$0.7251
July 2003	$0.7497	$0.7043
August 2003	$0.7264	$0.7054

Exchange Rate (CDN$ to U.S.$)	$0.7393
September 28, 2003

*** As stated above, the selected financial data has been restated to present the comparative financial results of Bikestar and Arizona Outback from the date of acquisition (June 30, 1998) as discontinued operations. The assets and liabilities of Bikestar and Arizona Outback for the periods prior to disposition (January 1, 2001) have not been segregated.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons For The Offer And Use Of Proceeds

Not Applicable

D.   Risk factors.

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

The Company believes that its future profitability and success will depend in large part on, among other things:

  the ability to generate sufficient revenues from on-line Cupid’s Web memberships, sales of the Cupid's Web concept to businesses and establishing affiliate programs in designated markets;
  the ability of Cupid’s Web to maintain existing relationships and enter into new relationships with club event venues, distributors, representatives and other clients;
  the ability to effectively maintain and expand on existing relationships with media entities;
  the ability to successfully enter into new strategic relationships for distribution and increased usage of our recreational and Cupid’s Web services; and
  the ability to generate sufficient on-line traffic and sales volume to achieve profitability.

To date, Cupid’s Web has generated no revenues. Accordingly, the Company expects to expend significant financial and management resources on the launch of the Cupid’s Web system in new markets, strategic relationships, and technology and operating infrastructure. The Company expects to incur significant additional losses and continued negative cash flow from operations until such time that Cupid’s Web can generate positive cash flows. There can be no assurance that the Cupid’s Web funding requirement will be adequate or that the Company will earn revenue and achieve profitability or generate positive cash flow to maintain and expand its operations in future periods. In view of the rapidly evolving nature of the industry and the limited operating history of Cupid’s Web, the Company believes that period-to-period comparisons of operating results may not be accurate indicators of future financial performance.

If the Company is unable to attract capital, as needed, or it fails to attract and retain members for Cupid’s Web or it requires additional financing to complete development and marketing of the Cupid’s Web site, the Company may experience further significant operating losses and may not be able to continue as a going concern. There can be no assurance that the Company will be successful in addressing these risks, and a failure to do so could have a material adverse effect on the Company’s business, financial condition and results of operations.

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

Since inception, the Company has experienced negative cash flow from operations and can expect to continue to experience significant negative cash flow from operations for the foreseeable future. To date, the accumulated operating losses have been funded through third party financing. The Company will be required to raise additional funds in the future if the operating losses continue, as expected, for the foreseeable future. The Company has a significant working capital deficit and is dependent upon the financial support of shareholders, directors and officers to sustain the limited daily operations of the Company. In addition, it will need to generate revenues or additional financing to cover the costs of entering new markets. If additional funds are raised through the issuance of equity securities, shareholders may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or if available, that such financing will include terms favorable to shareholders or the Company. The Cupid’s Web business model, particularly in the ground-based operating markets, requires significant staffing to develop new memberships and to create and maintain relationships with small- and medium-size businesses. If financing is not available when required or is not available on acceptable terms, the Company may be unable to develop or enhance the Cupid’s Web endeavors or take advantage of business opportunities or respond to competitive pressures. The Company may be forced to seek alternate forms of gainful enterprise to secure the necessary financing to continue. Any or all of these factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern

Applicable U.S. generally accepted auditing standards would have required the Company’s auditors to include an explanatory paragraph in their Auditors’ Report on the March 31, 2003 consolidated financial statements stating that existing conditions raise substantial doubt about the Company’s ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2003 and there can be no assurance that management’s plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Our Former Auditors Have Not Been Consulted With Regard to Preparation Of This Form 20-F Filing

Our former auditors have resigned and have been replaced by the current auditors. Due to the Company’s restricted working capital we are not able to retain the former auditors for their review of this document or for their review of their Audit Opinions issued without reservation on August 27, 2002 for the year ended March 31, 2002; August 8, 2001 for the year ended March 31, 2001; May 12, 2000 for the year ended March 31, 2000 and June 4, 1999 for the year ended March 31, 1999. Management is of the opinion that the fees requested by the former auditors for this work were excessive. Our current auditors have issued their Audit Opinion dated August 12, 2003, without reservation, for the March 31, 2003 year-end.

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company has limited experience with U.S. public company reporting obligations and responding to these obligations could place substantial demands on management. We anticipate that these increased demands will require further expenditures to train Company personnel and to retain appropriate professional services. To the extent these expenditures precede or are not subsequently followed by revenues, the Company’s business, financial condition and results of operations could be materially and adversely affected.

It May Be Difficult To Evaluate Our Business And Prospects Because We Have A Limited Operating History

The Company was incorporated on January 19, 1996 and NMG was incorporated in May of 1999. Accordingly, the Cupid’s Web business has a limited operating history, which could affect any current or future evaluation of the Company and its prospects. The future prospects of the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as those in which the Company competes and may compete.

The particular early stage risks that will impact the Company include, but are not limited to the:

  unstable, volatile and rapidly changing Internet markets which make the Company’s business models unpredictable and may subject it to constant change or a business approach that is not consistent with management’s current plans;
  lack of acceptance of the Company’s services by Internet users, consumers and business customers because of the success of competing dating services including Match.com and Matchmaker.com on the Internet; and
  possible inability to continue as a “going concern,” if insufficient revenues are generated or insufficient financing is received.

To address these risks, the Company must be successful in attracting and retaining an audience of frequent users of Cupid’s Web in target markets while responding to competitive developments, many of which may be beyond the Company’s control. If the Company does not succeed in attracting a strong Cupid’s Web audience, its business plans may not succeed and the Company may not be able to operate successfully.

Our Members May Elect To Terminate Their Membership Once They Are Charged A Membership Fee.

To date, the Company has not charged any membership fees. Membership fees may be charged to new and continuing members once we have reached a 15,000-member base. At that time, and thereafter, members who have had a free membership to date or who consider the service on some introductory membership opportunity in the future, may decide to terminate their memberships once they become subject to ongoing fees. As a result, it may be difficult for the Company to predict its membership base and to sustain a membership base, which is sufficient to serve existing members and to attract new members.

We Are Not Currently Able To Confirm The Level Of Usage Of Cupid’s Web Because The Service Is Being Offered On A Free Membership Basis

While the Company is offering free memberships, we cannot properly collect data concerning the level of active usage to differentiate between members and visitors since the collection of such information might be treated as an invasion of the privacy of persons who come to the Cupid's Web site only as “visitors” and do not sign up as members. When membership fees are being charged the members will need to "sign-up" and provide appropriate personal information and consent to data collection. We will then be able to track the level of usage by members. Until then, it will not be possible for us to accurately or properly determine active usage of Cupid’s Web by members or visitors. During the early stages of operations, the lack of such data may negatively impact our ability to effectively predict active member and visitor use of the site and, therefore, may impact the precision of our financial projections.

Our Operating Results May Prove Unpredictable

As a result of the Company’s limited operating history, and the emerging nature of the Cupid’s Web markets, in which the Company competes, the Company is unable to accurately forecast its future revenues.

The Company expects to experience significant fluctuations in its future operating results due to a variety of factors. Factors that may adversely affect operating results include, but are not limited to, the ability to increase the number of users of the Cupid’s Web service and revenues generated from memberships and the Company’s ability to attract business associates at a steady rate and to maintain customer satisfaction among those participants, and the amount of expenditures committed by businesses to on-line advertising and the level of use and consumer acceptance of the Web and on-line services for services such as those offered by the Company and general political or economic conditions and particular events affecting the cities in which the Company operates or may operate.

Unfavorable changes in any of the above factors could adversely affect the Company’s revenues, gross margins and results of operations in future periods. The number of Cupid’s Web customers and the revenues generated by the Company in maintaining and expanding the customer base is largely in the Company’s control. The announcement and introduction of new and enhanced services by the Company, the amount and timing of operating costs and capital expenditures relating to the business and infrastructure and the ability to attract business associates at a steady rate and to maintain customer satisfaction are largely within the Company’s control. Factors largely beyond the Company’s control are the amount of online advertising expenditures by businesses and all of the general and local political and economic conditions. All of these factors will impact the short-term and long-term financial results of the Company.

As a result of the foregoing, the Company believes that comparisons of its results of operations may not be a reliable indicator of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. The foregoing factors, which are largely unpredictable and may cause significant fluctuations in operating results, may cause its annual or quarterly results of operations to be below the expectations of investors.

Since We Are Entering A New And Uncertain Market, We Cannot Anticipate The Direction The Market Will Take Or Whether Our Services Will Be Accepted In The New Market

While traditional dating services have existed from many years, the markets for the Company’s Internet based dating services and the related integrated business-to-business and business-to-consumer services have only recently begun to develop in the general marketplace, are rapidly evolving and are characterized by a number of entrants that have introduced or plan to introduce competing services. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced services are subject to a high level of uncertainty and risk. It is therefore difficult to predict the size and future growth rate, if any, of these markets. There can be no assurance that the Internet and business-to-business markets for the Company’s services will develop or that demand for the Company’s services will emerge or become economically sustainable. The success of the Cupid’s Web service will depend on the willingness of consumers to continue to seek relationships via the Internet rather than through traditional non-Internet dating services. If this apparent willingness fails to develop or develops more slowly than anticipated or if customer turnover rates are higher than expected, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Our Business Depends On The Continued Growth Of On-Line Commerce

The Company’s future Cupid’s Web revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and on-line services and a continued confidence by individuals in sharing personal information on the Internet and the ability of the Company to attract business advertising. To attract and retain businesses as advertisers, the Company will need to have a sufficiently large database and effective Web pages. Rapid growth in the use of and interest in the Web, the Internet and commercial online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Web and on-line services as a medium of commerce or for seeking relationships. Also, our potential members may return to traditionally non-Internet dating services or elect to continue to use that medium.

If We Are Unable To Attract And Retain Skilled Sales Personnel, Our Business Will Be Harmed

The Company intends to derive its revenues from its sales of Cupid’s Web memberships in markets identified by the Company. As such, the Company will depend on its direct sales force to identify special groups, business associates, and other affiliation opportunities in these markets and to organize and stage local membership events. The Company expects to need two sales persons to launch Cupid’s Web in each new market. While the Company has identified that it will require two sales persons to launch Cupid’s Web in each new market, it has not made any plans for the number of markets it will enter during the next twelve months because entry into the market will depend on available operating cash flow or other funds. If the funding is not available, the Company will not be able to enter new markets.

The creation of new revenue from Cupid’s Web members and its rollout in additional cities requires the services of a trained sales force, including managers working directly for the Company and local commission-based persons identified by the local managers to sell advertising and memberships. Accordingly, a shortage in the number of sales people could limit its ability to develop markets in new cities or to maintain or increase its number of business affiliates or members in cities in which it already operates. The Company has in the past, and expects in the future, to experience a high rate of turnover in its sales force. This has been the traditional pattern among people involved in Internet sales. As websites proliferate, such sales force personnel, particularly those on commission, frequently seek other, apparently more attractive opportunities especially during this period of low unemployment. There can be no assurance that turnover will not increase in the future or have a material adverse effect on sales, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Loss Of Key Personnel Who Have Sales And Marketing Experience Could Adversely Affect Our Business

The success of the Cupid’s Web endeavors depend to a significant degree upon the continued contributions of the management team, particularly Glen Kertz for Cupid’s Web. The loss of the services of Mr. Kertz, or Mr. Edward Ford, each of who knows the Company’s current business operations and has been actively involved in our efforts to initiate Cupid’s Web, could have a material adverse effect on those activities. A loss of the named individuals would have a material adverse effect on the Company’s overall business, financial condition and results of operations. None of the named individuals has an employment contract and they therefore may voluntarily terminate their employment with the Company at any time. Competition for qualified employees is intense.

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

The Company’s success also depends upon its ability to attract and retain additional highly qualified management. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out the strategy is often lengthy and in the current economic and Internet environments, personnel change jobs more quickly than in past periods. The loss of the services of key personnel or the inability to attract additional qualified personnel as their replacements could have a material adverse effect on the Company’s business, financial condition and results of operations.

If We Are Unable To Establish Our Name As A Preferred Provider, Our Business And Competitive Position Could Be Harmed

The Company believes that establishing and maintaining the Cupid’s Web brand is critical to it’s efforts to attract members and business affiliates to its sites and that the importance of brand recognition will increase due to the growing number of Internet sites and relatively low barriers of entry for providing Internet content. If consumers and business customers do not perceive the content of the Cupid’s Web site or the access to business advertisement and special offers to be of high quality, the Company will be unsuccessful in promoting and maintaining the Cupid’s Web brand.

If We Are Unable To Rapidly Rollout Our Services To New Markets, We May Not Be Able To Expand Our Business

The Company’s future success will depend to a significant extent on its ability, to rapidly rollout the Cupid’s Web’s service in additional cities in the United States and internationally. Rollout will mean the identification of the markets to be targeted, marketing to business associates and the addition of two persons in each city where Cupid’s Web elects to expand. These sales people will sell memberships and banner advertising for local businesses. As of March 31, 2003, the Company had initiated its services in Houston, and as working capital permits intends to expand its services in additional cities, first in Texas, then elsewhere in the United States, and, eventually, internationally. The rollout of the Cupid’s Web to other cities in Texas will depend on the success in the Houston market and the availability of funds to cover the costs of entering the market. Currently, approximately 90% of the membership base is in the Houston area. While the Company has not established the timing of entry into additional markets in Texas, it would expect that some markets outside of Houston will be entered as funds are available. Expansion of the Company’s technology capabilities could result in significant expenses. Moreover, the strain placed on the Company’s resources by simultaneous launches of the Cupid’s Web service in multiple cities may adversely affect the rollout schedule or quality of the service in a particular city. There can be no assurance that the Company will be able to launch the Cupid’s Web service in additional markets in a cost-effective manner. The Company expects to obtain the required funds for expansion from ongoing operations or, as available, equity or debt financing. Any new service that is not favorably received by local businesses or members could damage the Company’s reputation or the Cupid’s Web brand.

As A New Online Service, We May Not Be Able To Compete With Well Established Traditional Services Or With The Large Internet Services Which Have Preceded Us In The Market

There are many dating-related services in operation today. Certain of these service types, such as print personal ads, have been in operation for many years. Internet-based services have only been operational for the last two to three years, primarily due to the relative newness of the Internet. Dating services are offered through a variety of distribution channels with diverse pricing structures. Typically, the services fall into one of four distinct groups:

  print-only personal ads through alternative or mainstream publications which use a toll-based telephone voicemail system (ex., Houston Press, Single File, etc.);

  Internet-only services (ex., Match.com and Matchmaker.com)

  toll-based, telephone voicemail services (ex., TelePersonals and QuestPersonals); and

  traditional singles ‘matching’ services (ex., It’s Just Lunch and Great Expectations)

Fees for utilizing these services range from approximately $2.00 per minute of telephone usage for the print-only and telephone voicemail services, to approximately $10.00 to $15.00 a month for the Internet-only services, to $1,000 or more for the matching services.

The Company believes that the principal competitive factors which the Cupid’s Web will face from other providers are:

  the depth, quality and comprehensiveness of the content provided to persons who have become members;

  the ease of use and search capacity of the Cupid’s Web site as compared to the other sites; and

  the level of distribution of the site and the brand recognition of Cupid’s Web as compared to the other sites and services.

Many of the Company’s competitors have greater financial and marketing resources than it does and such competitors may have significant competitive advantages through other lines of business and existing business relationships. There can be no assurance that the Company will be able to successfully compete against its current or future competitors or that competition will not have a material adverse effect on the business, financial condition and results of operations. Furthermore, as a strategic response to changes in the competitive environment, the Company may make certain pricing, servicing or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on its business, financial condition and results of operations.

The Effectiveness Of The Internet For Advertising And Marketing Is Still Being Proven And This May Discourage Advertisers From Using Our Site

The usage of the Web for services such as those offered by the Company will depend in significant part on continued rapid growth in the number of households and commercial institutions with access to the Web, in the level of usage by individuals and in the number and quality of products and services offered by our Business Associates. Because usage of the Web as a source for information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Web will continue to increase and whether any significant market for usage of the Web for such purposes will continue to develop and expand. There can be no assurance that Internet usage patterns will not change as the novelty of the medium recedes or that the quality of products and services offered on-line will improve sufficiently to continue to support user interest. Failure of the Web to stimulate user interest and be accessible to a broad audience at moderate costs would jeopardize the markets for the Company’s services.

Changes in Laws or Regulations May Adversely Affect Our Ability to Collect Demographic and Personal Information from Users and Could Affect Our Ability to Attract Advertisers

Legislatures and government agencies have adopted and are considering adopting laws and regulations regarding the collection and use of personal information obtained from individuals when accessing websites. For example, Congress recently enacted the Children’s Online Privacy Protection Act, which restricts the ability of Internet companies to collect information from children under the age of 13 without their parents’ consent. In addition, the Federal Trade Commission and state and local authorities have been investigating Internet companies regarding their use of personal information. The Company’s privacy programs may not conform with laws or regulations that are adopted. In addition, these legislative and regulatory initiatives may adversely affect the Company’s ability to use the demographic and personal information collected from members for purposes other than communications among the members. This could have an adverse effect on the Company’s ability to provide business affiliates and advertisers with demographic information.

The European Union has adopted a directive that imposes restriction on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the Unites States. If this directive were applied to the Company it may prevent the Company from collecting data from users in European Union member countries or subject it to liability for use of information in contravention of the directive. Other countries have adopted or may adopt similar legislation. To the extent these regulations affect the Company’s ability to use and distribute the demographic and personal information collected from the members, it will affect the Company’s decisions concerning its business operations in these countries. In additions, the Company may incur additional expenses if new regulations regarding the use of personal information are introduced or if the Company’s activities become the subject of government review or statutory disclosures.

Our Success Will Depend On Continued Reliability Of The Internet And The Capacity Of Our Co-Locator And Web Hosting Service

The satisfactory performance, reliability and availability of the Company’s network infrastructures are critical to attracting Web users and maintaining relationships with business customers and members. System interruptions that result in the unavailability of sites or slower response times for members would reduce the number of members and revenue resulting there from. Additionally, any substantial increase in traffic to the Company’s services will require it to expand and adapt its network infrastructure. The Company’s infrastructure can now accommodate 250,000 simultaneous users, which is substantially above our needs. While the system is fully scalable to meet anticipated needs, if the Company were unable to add additional software and hardware to accommodate increased traffic on Company services may cause unanticipated system disruptions could occur and may result in slower response times. The Company currently co-locates its web server in Houston, Texas where a third party provider is responsible for day-to-day operations of the server. However, as with any telecommunications and computer dependent business, the Company’s operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond its control. Also, substantially all the Company’s server equipment is currently located in Texas in areas that are susceptible to tropical storms.

If Online Security Measures Fail, We Could Lose Users And Advertisers And Could Be Subject To Claims For Damages From Our Users, Advertisers And Merchants

A fundamental requirement for on-line commerce and communications is the secure transmission of confidential information over public networks. The Company will be relying on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. In addition, the Company maintains a confidential database of consumer profiles and transaction information. To date, the integrity of our systems have not been compromised, but there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the methods used by the Company to protect consumer transaction and personal data contained in the database. If any such compromise of security were to occur, it could have a material adverse effect on the Company’s reputation and on its business, operating results and financial condition. A party who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in the operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and commercial on-line services and the privacy of users may also inhibit the growth of the Web and on-line services as a means of conducting commercial transactions. To the extent that the Company’s activities or those of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose the Company to a risk of loss or litigation and possible liability.

If There Are Any Unauthorized Credit Card Transactions, The Company May Suffer Losses

The Company may suffer losses as a result of orders placed with fraudulent credit card data, even though the associated financial institution has authorized the consumer’s payment for such orders. Under current credit card practices, the Company is liable, as a merchant, for fraudulent credit card transactions where, as is the case with some of the membership fee transactions processed by the Company, no cardholder signature is obtained. There can be no assurance that the Company will not suffer significant losses as a result of fraudulent use of credit card data in the future, which could have a material adverse effect its business, financial condition and results of operations.

We May Be Subject To Liability If We Do Not Use Our Information Correctly Or If Private Information Provided By Our Users Is Misused

The Company may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on the Cupid’s Web on-line sites or on sites operated by its Associates. Such claims have been brought, and sometimes successfully pressed, against on-line services. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on the Company’s reputation and its business, financial conditions and results of operations.

There Is Only A Limited Market For Our Common Shares

Although the common shares of the Company trade on the TSX Venture Exchange (TSX-V) and on the OTC Bulletin Board in the United States, there is no assurance that a liquid market for the common shares of the Company in the United States will be developed or sustained. The lack of a liquid market in the United States for the common shares of the Company could have a negative impact on the ability of investors to buy and sell the common shares of the Company and on the value of such shares.

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

The trading price of the common shares is likely to be highly volatile and could be subject to wide fluctuations in response to many factors, such as the actual or anticipated variations in the Company’s quarterly operating results and announcements of technological innovations and announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or the introduction of new services by the Company, all of which are in our control and will exist throughout the life of the Company. In addition, changes in financial estimates, long-term conditions or trends in the Internet and on-line commerce industries and changes in the market valuations of other Internet or on-line service companies, all of which are conditions beyond the Company’s control and may have an impact on our common share pricing in the near and long term.

Further, the stock markets in general, and the markets for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies’ stocks reflect valuations substantially above traditional valuation levels. There can be no assurance that these trading prices and valuations will be sustained and these broad market and industry factors may materially and adversely affect the market price of the common shares regardless of the Company’s operating performance.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company.

Nettron.com, Inc. (the “Company”), was incorporated as 681673 Alberta Ltd. by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on January 19, 1996. The Certificate of Incorporation of the Company was amended by a Certificate of Amendment issued on March 13, 1996 to change the name of the Company to Ironclad Systems Inc.

The registered and records office of the Company is located at 3100, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and the Company’s principal executive offices are located at #208– 828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9, telephone 888-602-2453.

From June 1998 through December 2000, the Company operated Arizona-based adventure tours that ranged from guided hiking and bike tours to multi-day adventure Eco-tours in the Grand Canyon through Arizona Outback and a bicycle rental business through hotels in Canada and the U.S through Bikestar. Combined revenues (included in discontinued operations) from these activities were $419,486 in the year ended March 31, 2001. The tour and bicycle rental operations were sold effective January 1, 2001. The comparative financial results of Arizona Outback and Bikestar from the date of acquisition have been segregated and presented as discontinued operations.

During 1999, the Company identified the Internet as a preferred platform to meet its global consumer and business strategy. Nettron Media Group Inc. (“NMG”), a wholly owned subsidiary, was formed to become a marketing enterprise that will focus on continually developing products and services that can be marketed concurrently through the Internet “cyberworld” and the traditional point of sale, telecommunications, voicemail and “bricks and mortar” business channels. To date, the Company has not recognized any revenues from the dating system, has not been profitable and has incurred accumulated losses from the dating system.

On October 23, 1996, the Company completed a public offering and its common shares commenced trading as a junior capital pool company on the Alberta Stock Exchange (which subsequently became part of TSX-V, the TSX Venture Exchange, Inc.). In connection with that offering, the Company filed a Certificate of Amendment dated August 19, 1996 to remove certain technical restrictions applicable only to privately held entities.

On June 30, 1998, the Company completed the acquisition of 100% of the issued and outstanding common and preferred share capital of Good Times Roll Bicycle Rentals Inc., making it a wholly owned subsidiary of the Company, in exchange for the issuance of 427,296 common shares of the Company and, as a condition of the acquisition, the execution of an assumption agreement among the Company, the acquired entity and its creditors, whereby the Company assumed a total of $400,000 in debt owed by Good Times Roll Bicycle Rentals, Inc. and settled the debt by the issuance of 160,000 common shares and $200,000 of convertible debentures to the former Good Times Roll Bicycle Rentals Inc. creditors. Good Times Roll Bicycle Rentals, Inc., which had been operating a bicycle rental business through hotels in both Canada and the United States, was incorporated on June 15, 1994 under the Company Act (British Columbia). On October 28, 1999, Good Times Roll Bicycle Rentals, Inc. changed its name to Bikestar Rentals Inc. (“Bikestar”) pursuant to a Certificate of Amendment. For ease of reference, this former subsidiary is referred to by its current corporate name throughout this annual report.

On June 30, 1998, the Company acquired 100% of the share capital of Arizona Outback Adventures LLC (“Arizona Outback”), making it a wholly owned subsidiary of the Company, for $1 plus the assumption of $9,054 in net liabilities. This subsidiary operated in Arizona and offered adventure tours that ranged from guided hiking and biking tours to multiple-day adventure Eco-tours to the Grand Canyon. Arizona Outback was organized as an Arizona limited liability company on April 13, 1996.

On June 30, 1998, while its business was focused on recreational activities, the Company filed a Certificate of Amendment and changed its name to Bikestar Inc.

On May 8, 1999, the Company incorporated NMG, as a wholly owned subsidiary of the Company, under the laws of the State of Texas. NMG was formed as the Internet marketing entity for all the Company’s products and it is now focused on the Cupid’s Web activities.

On July 8, 1999, the Company changed its name to AdventurX.Com, Inc. but due to confusion with a company of similar name, the Company changed its name from AdventurX.Com to Nettron.Com, Inc. pursuant to a Certificate of Amendment dated September 28, 1999.

The Company also consolidated its common shares on a basis of one new share for each five old shares on August 24, 1999. Unless otherwise noted, all references in this document to the number of shares are stated on a post consolidation basis. Per share amounts have also been restated for the share consolidation.

On January 1, 2001, the Company disposed of all of the issued and outstanding capital stock of Arizona Outback and Bikestar. Total proceeds on the sale to a single purchaser were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 4(b) of the March 31, 2002 audited financial statements). These escrow shares were cancelled on April 10, 2001

On July 7, 2000, the Company announced that it had signed an agreement in principle to purchase a 100% interest in a group of companies that operate the “The Right One” and “Together” dating service master franchises worldwide. At that time there were 70 franchise operations under these master franchises, all in the United States. If the transaction were completed, the Company would acquire the master franchises, 14 of the existing franchise operations (with the right to develop further franchises) and a 100% interest in each of Single File Magazine, Eight Friends Out dating service, and three dating websites (collectively, the “Together Group”). The Company would thus be allowed to act as the master franchisor with respect to the expansion of the franchising operations and would also hold 14 of the existing franchise operations as the franchisee. As a result, it would be in a position to develop further franchises or, in the alternative, to focus only on the existing franchises.

The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company’s Cupid’s Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company’s operations with those of the Together Group. Simultaneously, management attempted to grow Cupid’s Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the TSX Venture Exchange which had deemed the acquisition a “Change of Business” of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the “dot com” world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron’s efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

B.	Business overview.

The dating service concept offered as “Cupid’s Web” is designed to reach and attract both Internet and non-computer member users. The Company plans to tailor the integrated marketing approaches through Cupid’s Web to meet the individual geographic and demographic requirements of its users and to also customize its market information and marketing leads to meet the particular requirements of different advertisers. This will allow an advertiser to reach its targeted markets and will prevent the Company’s dating service subscribers from receiving advertising or marketing information that is not suited to their specific buying or service needs or preferences. If the strategy is successful, the Company will have revenues from membership fees, advertising, web design and Internet service provider (“ISP”) fees, and commissions from the advertiser sales. Management believes that the cross selling opportunities between Internet based dating services and traditional ground-based dating services will give the Company an opportunity to explore, test, and confirm the viability of its fully integrated marketing strategy. To attract users and test its strategy, the Company is currently offering the dating service on a no fee basis and is pursuing businesses to participate as marketing associates and ISP clients, with first revenues from both activities anticipated once the strategy can be proven effective.

For its integrated marketing strategy, management hopes to build strong brand recognition, strengthen member loyalty, increase member traffic through Cupid’s Web and to enhance business-to-business relationships, develop incremental revenue opportunities through affiliated or related sites, acquire complementary businesses, products or technologies and implement a banner advertising program on the Cupid’s Web site. To test the market and to increase the database from the users of Cupid’s Web, the Company has allowed free access to the dating service. Achieving profitability on Cupid’s Web is dependent upon the Company’s continued growth and its ability to generate and sustain increasing member traffic and to generate revenues from members and from advertising and marketing activities.

The Company formed NMG in May 1999 as a marketing enterprise focused on continually developing products and services that allow for business-to-business and business-to-consumer Internet marketing. NMG will develop customized market information and marketing leads to meet the particular requirements of its users and of both Internet and non-Internet advertisers. NMG’s current plan is to focus on an interactive dating system, called Cupid’s Web (www.cupidsweb.com), that is designed as a service for both computer and non-computer users and as a vehicle for traditional advertising and marketing.

The Cupid’s Web service was launched in late 1999 on a no fee test basis and currently provides both Internet-based dating services and traditional ground-based dating services. It allows individuals to become members over the Internet or in direct sign-ups and to communicate with other members through the Cupid’s Web Internet site or the collateral voicemail system. Individuals without full Internet access can become voicemail members and communicate with other members through the Cupid’s Web telephone voicemail system. Depending on the type of membership, non-members can ‘browse’ the Cupid’s Web site and communicate with members on the site via the Internet or by telephone voicemail. The service is targeted to single adults.

The Cupid’s Web service is designed to serve as a conduit for businesses seeking to market products or services to consumers in business-to-business and business-to-consumer relationships. For these users, the Company will accept advertising or serve as an ISP to develop a website, residing within the Cupid’s Web site, to allow the individual business to use banners and other advertising, coupons and promotional strategies to promote their business products and services to Cupid’s Web members and others who are browsing the site. In return, these businesses will pay a fee to NMG and will be expected to offer discounts on their products and services to Cupid’s Web members. The Company does not expect to implement the business-to-business relationships until it begins to charge for the dating service. In the meantime, the Company is seeking business prospects that are interested in using the Company’s ISP services, but, to date, no formal arrangements have been executed, no revenues have been generated and there are no business websites residing in the Cupid’s Web site. The Company expects to charge fees of approximately $100 per month to establish and maintain a website for an individual business.

Since the success of dating services and cross-selling and marketing strategies will depend on a sufficiently large membership base in a specified geographical area, the Company has launched its initial membership drive on a free membership basis in the Houston market. As of March 31, 2003, the Company had approximately 10,000 free members in both the Internet and voicemail applications and is actively involved in promoting the service through the Internet and traditional advertising, a major prize contest, local retail promotions and by hosting events. Currently, 90% of the members are Internet based members. There is no assurance that the Company will be successful in retaining members when current members receiving free memberships are shifted to a paying membership status. In that event, the Company will need to continually attract new members to maintain a minimum membership base and would need to accelerate the rate at which it attracts new members to increase the overall paying membership base.

Currently the Company is offering free membership in Cupid’s Web to build the initial membership and to obtain the membership database. Management believes that a significant database of members is a critical element to make the service attractive, it anticipates that members will not be interested in a dating service that has a limited selection of participants. Since Cupid’s Web is a new endeavor, management is not able to predict with any certainty the number of persons in the database needed to reach the critical mass. While most of the Company’s ground based efforts and sign-up events to date have been in the Houston area and approximately 90% of the membership base is in the Houston area, the site has attracted members from all states in the U.S. and from 62 foreign countries.

As capital permits, the Company continues to focus on Cupid’s Web. For the twelve-month period ended March 31, 2003 the Company reduced its overhead burden by approximately 80% when compared to the comparable period in 2002. These reductions have been facilitated by the elimination of certain expenses due to the Company’s working capital deficit. To date, no revenue has been earned from the Cupid’s Web business, and no capital is available to promote or market the service

As at March 31, 2003., the Company has substantially reduced its business activity, has accumulated losses totaling $3,168,029 and had a working capital deficiency of $168,609. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can recommence the development and marketing of memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

The Company has also been exploring other business opportunities that might allow the Company to re-start commercial operations

The Company expects that its revenues will come from a combination of membership fees, advertising revenues and the business website and other services. However, there is no assurance that these business plans will succeed or that the Company will achieve its revenue model. The Company’s auditors have expressed doubt about the Company’s ability to continue as a going concern if these revenue and business plans are not achieved.

C.	Organizational structure.

The following chart sets forth the corporate structure and reflects the historical changes in the corporate names of the various entities.

D.	Property, plants and equipment.

The Company’s head office and principal facility, which is leased from Dockside Ventures Inc., is located at #208 – 828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9. The lease is month-to-month with no fixed term and the monthly rent is currently $375. The lease covers approximately 1,000 square feet and, if required, can be expanded to 2,000 square feet at this location.

The Company's wholly owned subsidiary NMG, previously operated from leased premises in

Houston, Texas, USA. The lease for these premises expired in June 2001 and was not renewed. All activities of NMG are now been conducted out of the premises of the Company's president in Orange, Texas. The lease is month-to-month with no fixed term and the monthly rent is currently $1. The market value of these lease premises would be approximately $500 per month.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer Note 11 to the financial statements for a reconciliation of certain amounts to U.S. GAAP under Item 17. The primary differences between the Canadian and U.S. GAAP loss for the year are the inclusion of stock option compensation and a revised goodwill base under U.S. GAAP.

Overview

The Company is in its early stages as an operating company, having first begun revenue-generating activities after the June 30, 1998 acquisition of Bikestar, a bike rental company, and Arizona Outback, an adventure tour company. Together these companies offered the Company’s recreational activities and for the year ended March 31, 2001 have generated $419,486 in revenue, compared with revenue for the year ended March 31, 2000 of $226,692. Effective January 1, 2001 Arizona Outback and Bikestar were sold and the comparative financial results from the date of acquisition have been segregated and presented as discontinued operations.

As capital permits, the Company continues to focus on an interactive dating service called Cupid’s Web which is designed to serve both computer and non-computer users. The Company has also been exploring other business opportunities that might allow the Company to re-start commercial operations

During the period the Company continued to offer free memberships to Cupid’s Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reaches 15,000 members, and the Company has available the necessary working capital it expects to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. To date, no revenue has been earned from the Cupid’s Web business, and no capital is available to promote or market the service.

As at March 31, 2003, the Company has substantially reduced its business activity, has accumulated losses totaling $3,168,029 and had a working capital deficiency of $168,609. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can recommence the development and marketing of memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the

Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.

In June of 2000 the Company entered into a Letter of Intent to acquire the Together Group of companies. The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company’s Cupid’s Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company’s operations with those of the Together Group. Simultaneously, management attempted to grow Cupid’s Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the Canadian Venture Exchange which had deemed the acquisition a “Change of Business” of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the “dot com” world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron’s efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

Management is currently expending its best efforts to seek new sources of equity financing. On August 16, 2002, Nettron announced that it was attempting to market a non-brokered private placement to provide working capital to the Company.

Via private placement - Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company’s working capital. Certain officers and directors, and their affiliates, may participate in the private placement.

The Company has a significant working capital deficiency and its continuation is dependent upon the continued financial support of shareholders and management as well as obtaining long-term financing while the Company continues to develop and market memberships on its interactive platform Cupid’s Web and works toward profitable operations. Management is currently expending its best efforts to seek new sources of equity financing. See “Risk Factors.”

To date, no revenue has been earned from the Cupid’s Web business. The Company plans to recognize revenue from memberships on a straight-line basis over the related contractual membership period for US and Canadian GAAP which will comply with SEC Staff Accounting Bulletin No. 101 (Topic 13, Question 6). Membership fees will be non-refundable, but the real value of the service provided to the customer is not expected to be in the initial set-up, but the ongoing services obtained over the term of the agreement. In terms of the revenue arrangements mentioned in the Company’s marketing strategy, the Company plans to record gross revenue recognized from the memberships and a referral fee to the various partners. The referral arrangements are expected to work similar to normal commission arrangements for referral fees whereby the Company retains all the risks and rewards associated with collection of membership fees. Disclosure of the Company’s revenue recognition policy will be included in future financial statements once the revenue-earning process commences for the Internet business.

Applicable U.S. generally accepted auditing standards would have required the Company’s auditors to include an explanatory paragraph in their Auditors’ Report on the March 31, 2003 consolidated financial statements stating that existing conditions raise substantial doubt about the Company’s ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2003 and there can be no assurance that management’s plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Results of Operations for the Years Ended March 31, 2003 and March 31, 2002

For the years ended March 31, 2003 and March 31, 2002, the Company had Income of $82,433 and a Loss of $136,885 from continued operations, respectively.

Internet Marketing

During the year ended March 31, 2003, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2003 or March 31, 2002.

The Company had a net recovery of expenses totaling $81,637 versus an expenditure of $123,144 in 2002 for general expenses primarily related to corporate operations. The recovery of expenses relates to the extinguishment of certain accounts payable balances, which had remained unpaid for several years without any claims being made by the creditors against the Company. Current management does not consider that these amounts are valid or currently payable, although they have no assurance that formal claims will not be made against the Company for some or all of these balances in the future. The decrease in general expenses is due to unavailability of working capital and general reduction in marketing activities.

Management fees and rent for the year ended March 31, 2003 were significantly lower due to the routine nature of the Company’s activities during the year and the lack of working capital.

Other Income and Expenses

During the year ended March 31, 2003 the Company earned interest income of $796 (2002 - $767).

Other expenses due to foreign exchange at March 31, 2003 were $nil versus $14,508 in 2002. The difference was due to the fact that the company had significantly reduced its U.S. dollar deposits and was not subject to currency exchange rate volatility in 2003.

Net Loss and Net Loss Per Share

Due to the net recovery of expenses totaling $81,637 the Company recorded Net Income of $82,433 or $0.01 per share from continued operations. In 2002 the Company recorded a Net Loss of $136,885 or $0.02 per share from continued operations.

Results of Operations for the Years Ended March 31, 2002 and March 31, 2001

For the years ended March 31, 2002 and March 31, 2001, the Company had losses from continued operations of $136,885 and $1,308,481, respectively.

Internet Marketing

During the year ended March 31, 2002, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2002 or March 31, 2001.

The Company has spent a total of $123,144 (2001 - $1,376,165) in general expenses primarily related to Cupid’s Web, general operations and the pursuit of the Together Group acquisition. The decrease in general expenses is due to unavailability of working capital and general reduction in marketing activities.

During the 2002 fiscal year all advertising and promotion was ceased, all staff were laid off, all management and consulting contracts were terminated, offices were closed or downsized and long-term leases expired. Professional fees for the year ended March 31, 2002 are primarily made up costs associated with legal and audit fees; and compliance with regulatory requirements. In the previous period significant professional fees were incurred due to the Together Group proposed acquisition and concurrent proposed financings.

Travel costs were reduced to negligible, as travel by management was not required in connection with the abandoned Together Group acquisition.

Filing and transfer fees for the year ended March 31, 2002 were significantly lower due to the routine nature of the Company’s activities during the year.

Other Income and Expenses

During the year ended March 31, 2002 the Company earned interest income of $767 (2001 - $13,097). The difference was due to the fact that the company had significantly reduced the income earning assets during the year.

Other expenses as at March 31, 2001 included a foreign exchange loss on its U.S. dollar denominated cash and term deposits of $14,508 (2001 gain - $54,587) as a result of a change in U.S. vs. Canadian dollar exchange rates.

Discontinued Recreational Activities

Revenues and losses from the discontinued recreational operations of Bikestar and Arizona Outback were not reported for the year ended March 31, 2002. For the year ended March 31, 2001 revenues were $419,486 and are primarily from the adventure tour operations of Arizona Outback. Losses for the 2001 period were $268,605, which included a loss on disposition of the discontinued operations of $126,658.

Net Loss and Net Loss Per Share

Due to the significant reductions in expenses incurred the Company recorded a Net Loss of $136,885 or $0.02 per share from continued operations. In 2001 the Company recorded a Net Loss of $1,308,481 or $0.21 per share from continued operations.

Results of Operations for the Years Ended March 31, 2001 and March 31, 2000

For the years ended March 31, 2001 and March 31, 2000, the Company had losses from continued operations of $1,308,481 and $644,560, respectively.

Internet Marketing

During the year ended March 31, 2001, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company was actively involved in development, test marketing and promoting the service by way of Internet and traditional advertising and local retail promotions. No revenues were earned from its Internet marketing activities for the years ended March 31, 2001 or March 31, 2000.

The Company spent a total of $1,376,165 (2000 - $630,451) in general expenses primarily related to Cupid’s Web and the pursuit of the Together Group acquisition. The increase in general expenses was due to an increase in consulting, professional fees and travel costs in 2001.

The increase in consulting fees during the 2001 fiscal year is because in December 31, 2000 when all staff were laid off, several former employees were hired back as contractors. During the year the Company had also hired a communication firm to provide investor relations services at a fee of $4,000 per month. Professional fees for the year ended March 31, 2001 were primarily made up costs associated with legal, audit and investment banking fees; and compliance with regulatory requirements a majority of which were particularly related to the Together Group acquisition. As the Company continued to discuss this acquisition, all associated costs were expensed as professional fees in the year incurred. During 2000, professional fees were primarily made up of routine costs associated with legal and audit fees.

Travel costs have increased during the year due to increased travel required by management in connection with the proposed Together Group acquisition.

The interest on long-term debt and convertible debentures decreased in the year as all of the convertible debentures were converted into share capital during the early part of the year. Filing and transfer fees for the year ended March 31, 2001 were significantly lower due to the routine nature of the Company’s activities during the year.

Other Income and Expenses

During the year ended March 31, 2001 the Company earned interest income of $13,097 (2000 -$21,391). The difference was due to the fact that the company had significantly reduced the income earning assets during the year.

Other expenses as at March 31, 2001 included a foreign exchange gain on its U.S. dollar denominated cash and term deposits of $54,587 (2000 loss - $35,500) as a result of a change in U.S. vs. Canadian dollar exchange rates.

Discontinued Recreational Activities

Revenues from the recreational operations of Bikestar and Arizona Outback for the years ended March 31, 2001 and March 31, 2000 were $419,486 and $226,692, respectively and were primarily from the adventure tour operations of Arizona Outback. The change in revenue was primarily due to greater acceptance of Arizona Outback and Bikestar services.

The recreational activities incurred losses of $268,605 and $245,354 for the years ended March 31, 2001 and March 31, 2000, respectively. Losses for the 2001 included a loss on disposition of the discontinued operations of $126,658.

Net Loss and Net Loss Per Share

Due to the significant increase in expenses incurred the Company related to Dupid’s Web and the Together Group transaction the Company recorded a Net Loss of $1,308,481 or $0.21 per share from continued operations. In 2000 the Company recorded a Net Loss of $644,560 or $0.14 per share from continued operations.

Fluctuations in Results

The Company’s annual operating results may fluctuate significantly in the future as a result of numerous factors, including:

  the speed and scope of market acceptance of Cupid’s Web concept and business implementation;

  changes in the growth rate of Internet usage and the interest of consumers in using Internet based dating services;

  the emergence of new services and technologies in the market in which the Company now operates; and

  the impact of the completion and implementation of the transactions contemplated by the various agreements including those with fun-e business, the LiveSite and the Together Group.

The Company also faces foreign currency exchange risk as a majority of its revenue will be denominated in U.S. currency and a significant portion of its current operating costs are in incurred in Canadian currency. Significant fluctuations in the foreign exchange rate between U.S. and Canadian currency will result in fluctuations in the Company’s annual results.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s March 31, 2003 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As at March 31, 2003, the Company had accumulated losses totaling $3,168,029 being primarily made up of Income from operations of $82,433 for the year ended March 31, 2003 and losses from operations of $136,885 for the year ended March 31, 2002 and the prior three years, being $1,577,086 for the year ended March 31, 2001 and $889,914 for the year ended March 31, 2000 and $510,638 for the year ended March 31, 1999. The Company also had a working capital deficiency of $168,609 as at March 31, 2003. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for future operations. Subsequent to the end of the period, on August 16, 2002, Nettron announced that it was attempting to market a non-brokered private placement to provide working capital to the Company.

As noted in Note 1 to the March 31, 2003 consolidated financial statements, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

During the year ended March 31, 2003 the Company raised $15,378 of net cash proceeds from the issuance of shares and share subscriptions (2002 - $0; 2001 - $449,401; 2000 - $1,231,000). Operating activities of the Company during the year ended March 31, 2003 utilized $8,521 (2002

- $118,384; 2001 - $1,065,061; 2000 - $818,491) of cash on hand. The Company also during the year ended March 31, 2003 used $0 to purchase capital assets for continuing operations (2002 - $0; 2001 - $11,607; 2000 - $58,314) and $0 (2002 - $0; 2001 - $7,268; 2000 - $16,706) of capital assets for discontinued operations.

As at March 31, 2003 the Company had cash and term deposits of $7,786 and a working capital deficit of $168,609.

Management believes that it has insufficient working capital to meet its operating needs. Therefore, the continuation of the Company must be viewed as dependent upon the continued equity financial support from the current shareholders or other investors, as well as obtaining long-term financing. While the Company is expending its best efforts to achieve profitable operations, there is no assurance that any of its business activities will generate sufficient funds to sustain its existing and planed operations.

The Company believes that a minimum of $50,000 must be raised for the company to continue operations through March 31, 2004. The Company continues its’ efforts to secure the required financing.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable to the Company.

New Accounting Pronouncements

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") finalized CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the Statements of Operations and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. The Company has adopted these recommendations effective April 1, 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

It should be noted that the management discussed below is primarily involved with the development, marketing and operations of Cupid’s Web. As the Company begins further development and marketing of new products and services, additional personnel with differing areas of expertise will be utilized. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

A. Directors and senior management.

Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

Name, Municipality of
Residence and Position with		Principal Occupation and Position
the Corporation	Age	During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Secretary and Director	40
Director and Secretary since March 1996; General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm, from 1986 to present; also Vice President of Operations, Bugaboos Eyewear Corp., October 1998 to September 2000.

Glen Kertz Houston, TX President	51	President since June 1999; self-employed business technology consultant for more than five years prior to June 1999.

Larry F. Robb Wichita Falls, TX Director	69	Director since March 2002; Retired since June 1997; Branch Manager with Salomon Smith Barney September 1974 until June 1997.

Malcolm E. Rogers, Jr. Seattle, WA Director	71
Director since March 2002; self employed business consultant since March 2000; financial consultant with Smith Barney February 1994 to March 2000; Senior Executive Vice President with Shearson Lehman Brothers November 1991 to February 1994.

Edward D. Ford (1) Whistler, B.C. Director	67
Director since June 1998; also has devoted a portion of his time to investment activities and as President of Dockside Capital Group Inc., a private merchant banking and venture capital firm, for more than the last five years; Chartered Accountant for more than 40 years.

Gary E. Read Delta, B.C. Director	62	Director since June 1998; Vice-President, Western Canada of Holiday House, a wholesale travel company, for more than 10 years until his retirement in 1997.

(1)	Edward Ford is the father of Douglas Ford; each of them devotes at least 10% of his time to Company responsibilities.

B.	Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended March 31, 2003, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $4,500 in management and consulting fees. No formal agreements are in place for the provision of these services. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them

For the year ended March 31, 2003, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C.	Board practices.

Pursuant to the provisions of the Business Corporations Act (Alberta), the Company’s directors are elected annually at the regularly schedules annual general meeting of shareholders. Each elected director is elected for a one-year term unless he resigns prior to the expiry of his term.

The Company has no arrangements in place for provision of benefits to its directors or upon their termination.

The Board has one committee, the Audit Committee, made-up of Messrs. D. Ford, Read and Rogers. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.

D.	Employees.

Effective at March 31, 2002 the Company had no salaried employees. At March 31, 2001 the Company had no salaried employees.

E.	Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s 1996 Incentive Stock Option Plan (the “1996 Plan”). As of September 26, 2003, ten percent (10%) of the issued and outstanding shares of the Company totals 643,537 common shares. The 1996 Plan provides that the terms of the option and the option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The 1996 Plan also provides that no option shall be granted to any person except on recommendation of the directors of the Company. Stock options granted under the 1996 Plan may not be exercisable for a period longer than five (5) years and the exercise price must be paid in full at the exercise of the option. No one person may own more than fifty percent (50%) of the outstanding options.

As of September 26, 2003, the Company had entered into the following agreements granting the following options under the 1996 Plan:

	Number of Common Shares Under Option	Exercise Price per Common Share	Expiry Date
Wink Holdings Ltd. (Douglas Ford, Secretary	131,250	$0.44	9/10/2004
and Director)
Breld Holdings Ltd. (Edward Ford, Director)	131,250	$0.44	9/10/2004
Glen Kertz, President	250,000	$0.44	9/10/2004
Adamant Communications Inc., Consultant	100,000 (1)	$2.00	3/27/2005
Total	612,500

(1)	These options vest in twelve equal amounts on the first day of every month commencing May 1, 2000 and expire in five years.

See “Item 7. Major Shareholders and Related Party Transactions” for a detailed analysis of the share ownership of those individuals listed in this Item 6.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.

At August 29, 2003, the Company had fifty-eight shareholders of record, of which forty-nine were United States residents. At August 29, 2003, these United States shareholders held 4,244,679 shares, representing approximately 65.6% of the outstanding shares.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at September 26, 2003 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options which are included in the calculation of percentage of class ownership for each individual holder. As of Septemebr 29, 2003 there were 6,435,374 common shares issued and outstanding. Each of the listed persons may be reached at the Company’s head offices.

	Amount and
	Nature of
	Beneficial		Percent of
Name and Address of Beneficial Owner	Ownership		Class
Principal Holders
James Ford	500,000		7.8%
J. Kenneth Bryant	400,000		6.2%
Officers and Directors
Larry F. Robb	589,350	(1)	9.2%
Edward Ford	306,330	(2)	4.7%
Douglas Ford	331,250	(3)	5.0%
Glen Kertz	250,000	(4)	3.8%
Malcolm Rogers Jr. & Janet L. Rogers	575,000		8.9%
Gary E. Read	14,400		*
All Officers and Directors as a Group (6 persons)	2,066,330		29.7%

_____________________________________
* Less than one percent.

(1)
Includes 10,000 shares owned by The Robb Children’s Trust of which Mr. Robb is a Trustee. Does not include 50,000 shares owned by Mr. Robb’s spouse, nor 55,000 shares owned by an economically independent child of Mr. Robb and that child’s spouse

(2)	Includes 131,250 shares subject to presently exercisable options, the 131,250 options are exercisable at $0.44 and expire on September 10, 2004.
(3)
Includes 131,250 shares subject to presently exercisable options and 200,000 shares owned by Wink Holdings Ltd., a company owned by Douglas Ford. The options are exercisable at $0.44 per share and expire on September 10, 2004.

(4)	Includes 250,000 shares subject to presently exercisable options which are exercisable at $0.44 per share and expire on September 10, 2004.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related party transactions.

As disclosed in Note 9 to the audited March 31, 2003 financial statements of the Company during the fiscal year ended March 31, 2002, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

a) Included in accounts payable and accrued liabilities is $93,619 (2001 - $83,768) due to directors and companies controlled by directors. Accounts receivable includes $Nil (2002 -$Nil) owing from these same parties.

b) During the three year period ended March 31, 2003, the Company paid fees to directors and companies controlled by directors for the following services:

	2003	2002	2001
Consulting	$0	$5,000	$9,023
Management fees	$4,500	$36,000	$132,319
Rent	$4,500	$3,179	$4,500
Office & Miscellaneous	$394	$2,564	$0

Expenses pertaining to discontinued operations:

	2003	2002	2001
Management fees	$0	$0	$59,286
Other	$0	$0	$51,635

These transactions have been recorded at the exchange amount, being the consideration established and agreed to by the related parties.

All of the above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.

ITEM 8. FINANCIAL INFORMATION

The Company is not aware of any significant change since March 31, 2003 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

The following table sets forth information relating to the trading of the common shares of the Company (symbol “NTT” prior to February 18, 2003; “NTT.T” February 18, 2003 to August 17, 2003; and “NTT.H” since August 18, 2003) on the TSX-V, the TSX Venture Exchange, Inc. (formerly The Canadian Venture Exchange), for the last five years and on the Over-The-Counter marketplace in the United States (symbol “NTTRF”) since trading was initiated. The prices have been adjusted to reflect a one-for-five common share consolidation effective on August 24, 1999.

Period	U.S. OTC High U.S.($)	U.S. OTC Low U.S.($)	TSX-V High CDN($)	TSX-V Low CDN($)

Year ended March 31, 1999	N/A	N/A	1.25	0.60
Year ended March 31, 2000	2.12	1.00	3.05	0.25
Year ended March 31, 2001	3.00	0.20	4.50	0.42
Year ended March 31, 2002	0.25	0.011	0.45	0.02
Year ended March 31, 2003	0.10	0.003	0.39	0.01
Quarter ended June 30, 2001	0.21	0.12	0.45	0.15
Quarter ended September 30, 2001	0.09	0.08	0.20	0.10
Quarter ended December 31, 2001	0.09	0.015	0.14	0.02
Quarter ended March 31, 2002	0.10	0.03	0.16	0.02
Quarter ended June 30, 2002	0.10	0.08	0.21	0.10
Quarter ended September 30, 2002	0.09	0.06	0.39	0.07
Quarter ended December 31, 2002	0.035	0.003	0.07	0.01
Quarter ended March 31, 2003	0.02	0.01	0.02	0.01
Quarter ended June 30, 2003	0.025	0.025	0.02	0.01
Month ended March 31, 2003	0.01	0.01	0.02	0.02
Month ended April 30, 2003	0.01	0.01	0.02	0.02
Month ended May 31, 2003	0.025	0.025	0.02	0.01
Month ended June 30, 2003	0.025	0.025	0.01	0.01
Month ended July 31, 2003	0.025	0.01	0.01	0.01
Month ended August 30, 2003	0.01	0.01	0.02	0.01

The closing price of the common shares as quoted on TSX-V on July 6, 2000, the date the Company requested a trading halt in accordance with the TSX-V rules to accommodate the Together Group transaction, was $3.60 (U.S.$2.43) per share. Trading resumed on September 6, 2000 and the closing price on December 1, 2000 was $3.05 (U.S.$2.08).

ITEM 10. ADDITIONAL INFORMATION

This Section should be read in conjunction with the Company’s Registration Statement “Post Effective Amendment No. 1 to Form 20-F” dated December 12, 2000 and the annual Forms 20-F dated October 4, 2001 and September 27, 2002.

Material contracts

Stock Purchase Agreement by and between Arizona Outdoor Specialists, Inc. (“Purchaser”) and Nettron.Com, Inc (“Seller”), for the sale of the subsidiaries BRI and AOA for consideration of $132,380 payable by the assumption by AOS of certain debt obligations of BRI and AOA amounting to $109,356 and the payment of cash in the amount of $23,024 payable on closing.

Exchange Controls

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser. Accordingly, prospective purchasers of the Company’s shares should consult with their own advisors with respect to their individual circumstances.

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to holders of the Company’s securities who are not residents of Canada, other than withholding tax requirements.

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company’s business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.

The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty days after the investment.

Certain transactions relating to common shares are exempt from the Investment Act, including:

  an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and
  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Competition Law Authority, the Director of Investigation and Research (the “Director”). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of a certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)
aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)	aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

(iii)
the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company’s shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company’s shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) and at all relevant times is resident in the United States and not resident in Canada, deals at arm’s length with the Company, holds the Company’s shares as capital property, and does not use or hold and is not deemed to use or hold the Company’s shares in or in the course of carrying on business in Canada (a “United States Holder”).

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Dividends On The Company’s Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a United States corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on the Company’s shares.

Disposition Of The Company’s Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the nonresident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #208 – 828 Harbourside Drive, North Vancouver, BC V7P 3R9 Canada, Telephone 888-602-2453

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B. CODE OF ETHICS

Not applicable

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors’ report of Charlton & Company, independent Chartered Accountants, for the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Auditors’ Report.

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.

Consolidated Financial Statements.

Consolidated Balance Sheets as at March 31, 2003 and March 31, 2002.

Consolidated Statements of Operations and Deficit for the years ended March 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001.

Summary of Significant Accounting Policies.

Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. See “Item 17. Financial Statements” above.

ITEM 19. EXHIBITS

Index to Exhibits

Attached hereto are the following exhibits:

12.1	Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of 2002
99.1	Notice of Change of Auditors
99.2	Successor Auditor Letter
99.3	Predecessor Auditor Letter

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to the Registration Statement Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NETTRON.COM, INC.

Date: September 29, 2003	By:	/s/ Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Secretary and Director, as
duly authorized signatory

NETTRON.COM, INC.

AUDITORS’ REPORT AND

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003, 2002 AND 2001
(Expressed in Canadian Dollars)

Nettron.Com, Inc.

March 31, 2003

(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To: The Shareholders of
       Nettron.Com, Inc.

We have audited the consolidated balance sheet of Nettron.Com, Inc. as at March 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in Canada applied on a consistent basis.

The comparative figures for 2002 and 2001 were audited by other auditors who expressed their opinion without reservation in the reports dated August 27, 2002 and August 8, 2001.

“Charlton & Company”

Vancouver, Canada	CHARTERED ACCOUNTANTS
August 12, 2003

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated August 12, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Charlton & Company”

Vancouver, Canada	CHARTERED ACCOUNTANTS
August 12, 2003

Nettron.Com, Inc. Consolidated Balance Sheets As at March 31, 2003 (Expressed in Canadian Dollars)

	2003	2002

ASSETS

Current
Cash and term deposits	$7,786	$929
Accounts receivable	675	8,693
	8,461	9,622
Property and equipment (Note 4)	10,405	14,905
	$18,866	$24,527

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$172,097	$275,569
Shareholder loan	15,378	-
	187,475	275,569

Shareholders’ deficiency
Share capital (Note 5)	2,999,420	2,999,420
Deficit, per accompanying statement	(3,168,029)	(3,250,462)
	(168,609)	(251,042)
	$18,866	$24,527

Approved by the Board:

“Douglas S. Ford”	Director	“Malcolm E. Rogers, Jr.”	Director
Douglas S., Ford		Malcolm E. Rogers, Jr.

See accompanying notes.	Page 2

Nettron.Com, Inc. Consolidated Statements of Operations and Deficit Year Ended March 31, 2003 (Expressed in Canadian Dollars)

	2003	2002	2001
Expenses
Advertising and promotion	$289	$-	$32,460
Amortization	4,500	11,575	21,583
Consulting	-	5,667	149,663
Filing and transfer agent fees	8,260	4,944	16.624
Interest on long-term debt and convertible debenture	-	-	5,038
Management fees	4,500	36,000	132,317
Office and miscellaneous	477	9,359	49,899
Professional fees (recovery)	(104,163)	35,317	658,159
Rent	4,500	17,337	46,906
Telephone and utilities	-	988	24,588
Travel	-	360	69,216
Wages and benefits	-	-	151,521
Website servicing	-	1,597	18,191
Income (loss) from operations	81,637	(123,144)	(1,376,165)
Other income (expense)
Interest	796	767	13,097
Foreign exchange gain (loss)	-	(14,508)	54,587
	796	(13,741)	67,684
Income (loss) from continued operations	82,433	(136,885)	(1,308,481)
Loss from discontinued operations	-	-	(268,605)
Net income (loss) for the year	82,433	(136,885)	(1,577,086)
Deficit, beginning of year	(3,250,462)	(3,113,577)	(1,536,491)
Deficit, end of year	$(3,168,029)	$(3,250,462)	$(3,113,577)
Net income (loss) per share – basic and diluted
From continued operations	$0.01	$(0.02)	$(0.21)
Discontinued operations (Note 3)	-	-	(0.04)
After discontinued operations	$0.01	$(0.02)	$(0.25)
Weighted average shares outstanding	6,435,374	6,447,041	6,184,074

See accompanying notes.	Page 3

Nettron.Com, Inc. Consolidated Statements of Cash Flows Year Ended March 31, 2003 (Expressed in Canadian Dollars)

	2003	2002	2001
Cash flows provided by (used in)
Operating activities
Net income (loss) from continued operations	$82,433	$(136,885)	$(1,308,481)
Items not involving cash:
Amortization of property and equipment	4,500	11,575	21,583
Property and equipment provided in exchange for services	-	9,544	-
	86,933	(115,766)	(1,286,898)
Changes in non-cash working capital balances
Accounts receivable	8,018	3,450	(6,791)
Prepaid expenses	-	9,513	46,040
Accounts payable and accrued liabilities	(103,472)	(15,581)	186,708
Cash used in continued operations	(8,521)	(118,384)	(1,060,941)
Cash used in discontinued operations	-	-	(4,120)
	(8,521)	(118,384)	(1,065,061)
Investing activities
Purchase of property and equipment	-	-	(11,607)
Disposal of cash in discontinued operations	-	-	(2,999)
Purchase of property and equipment in discontinued operations	-	-	(7,268)
Decrease in advances to affiliated company on discontinued
operations	-	-	4,533
	-	-	(17,341)
Financing activities
Proceeds on issuance of shares and share subscriptions	15,378	-	449,401
Repayment of long-term debt on discontinued operations	-	-	(4,742)
	15,378	-	444,659
Increase (decrease) in cash	6,857	(118,384)	(637,743)
Cash, beginning of year	929	119,313	757,056
Cash, end of year	$7,786	$929	$119,313
Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$-	$-	$5,038
Interest included in loss from discontinued operations	$-	$-	$2,051
Non-cash investing and financing activities
Issuance of common shares upon conversion of convertible
debentures	$-	$-	$155,000
Property and equipment provided in exchange for services
(Note 4)	$-	$9,544	$-

See accompanying notes.	Page 4

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

1.	Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles consolidating the accounts of the Company and its wholly-owned subsidiary, Nettron Media Group, Inc. (collectively referred to as “The Company”) Nettron Media Group Inc. was incorporated on May 8, 1999.

Effective January 1, 2001, the Company disposed of its interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. (formerly Good Times Roll Bicycle Rentals) (“Bikestar”) and Arizona Outback Adventures, LLC (“Arizona Outback”) (Note 2). The comparative financial results of Bikestar and Arizona Outback for the year ended March 31, 2001 have been segregated and presented as discontinued operations on the statements of operations and deficit and cash flows. With the disposition of Bikestar and Arizona Outback, the Company has no established source of revenue and thus has returned to the development stage.

All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided on property and equipment at the following annual rates, not exceeding the estimated useful lives of the property and equipment.

	Controllers	-	30%	diminishing balance basis
	Computer software	-	100%	diminishing balance basis
	Equipment	-	20%	diminishing balance basis

(c)

Goodwill

Goodwill arising from the purchase of Bikestar and Arizona Outback was stated at cost and was being amortized on a straight-line basis over an estimated period of benefit of five years. The Company periodically evaluated the recoverability of the carrying amount of goodwill resulting from business acquisitions by assessing whether any impairment indications were present, including significant adverse changes in legal or economic factors that affect the business acquired. During the year ended March 31, 2001, the Company wrote-off the remaining net book value of goodwill associated with the acquisitions of Arizona Outback and Bikestar.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

1.	Significant Accounting Policies (continued)

(d)

Revenue recognition

Revenue earned by Arizona Outback and Bikestar through the outdoor adventure tours and bicycle rentals was recognized as adventure tours and the rentals of the bicycle to the end user occurred.

No revenue has yet been recognized from the Company’s interactive dating service operations. Activity in this business has been substantially reduced since fiscal 2002.

	(e)	Foreign currency transactions and translation Amounts denominated in US dollars have been translated into Canadian dollars as follows:

		(a)	monetary assets and liabilities at the year end exchange rates;

		(b)	non-monetary assets and liabilities, including related amortization at exchange rates approximating those prevailing on the dates of the transactions; and

		(c)	revenue and expense items at the average rate of exchange during each year.

All exchange gains and losses are charged to operations.

Exchange rates in effect during the years covered by these financial statements are as follows:

	2003	2002	2001

Year end	1.4716	1.5953	1.5757
Average	1.5497	1.5655	1.5038

(f)

Use of estimates

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

(g)

Loss per share

During the year ended March 31, 2002, the Company adopted the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

1.	Significant Accounting Policies (continued)

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 612,500 (2002- 612,500, 2001 – 1,974,144) are only included in the computation of diluted earnings per share to the extent they are dilutive.

(h)

Stock based compensation

Effective April 1, 2002, the Company adopted the new CICA Handbook Section 3870 (“Stock-Based Compensation and Other Stock-Based Payments”), which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid the option holders is credited to capital stock. There is no effect for the years presented.

(i)

Income taxes

The Company has adopted the recommendations of CICA Handbook Section 3465 “Income Taxes” which requires use of the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

2.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web”. With the sale of Bikestar and Arizona Outback, the Company’s principal business is located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 3) to focus its effort on the development of the interactive dating service. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company has returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at March 31, 2003, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,168,029 and had a working capital deficiency of $179,689. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

3.

Dispositions

On January 1, 2001, the Company made the decision to dispose of all of the issued and outstanding capital stock of Arizona Outback and Bikestar, the sale of which was effective January 1, 2001. Total proceeds on the sale were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 5(b)). These escrow shares were cancelled on April 10, 2001.

The financial results of Arizona Outback and Bikestar have been segregated and presented as a discontinued operations on the statements of operations and deficit and cash flows. The statement of operations for the year ended March 31, 2001, includes a loss on the disposal of the net assets associated with Arizona Outback and Bikestar and a write-off of the remaining net book value of goodwill recorded on the acquisition of these entities in June, 1998. The results of discontinued operations are summarized as follows:

		2003	2002	2001

	Revenue	$-	$-	$419,486
	Loss from operations	-	-	(141,947)
	Loss on sale of net assets	-	-	(18,691)
	Write-off of goodwill	-	-	(107,967)
	Loss on disposal of discontinued operations	-	-	(126,658)
	Loss from discontinued operations	$-	$-	$(268,605)

	Loss per share from discontinued operations is summarized
	as follows:
	from operations	$-	$-	$(0.02)
	on disposal of net property	-	-	(0.02)
		$-	$-	$(0.04)

	The consolidated balance sheets do not include any net assets related to the discontinued operations.

4.	Property and equipment

		2003		2002
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Amount	Amount

Controllers	$37,197	$26,792	$10,405	$14,905

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

4.

Property and Equipment (continued)

During the year ended March 31, 2002, equipment with a net book value of $9,544 (which approximated market value) was sold to an officer in exchange for services and the reimbursement of expenses paid for on behalf of the Company.

5.	Share Capital Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value Issued: Common shares

	Number of
	Shares	Amount

Balance, April 1, 2000	5,957,740	2,395,019
Issued during the year
For cash on exercise of warrants	621,134	443,901
For conversion of convertible debentures (Note 5(a))	124,000	155,000
For cash on exercise of stock options	12,500	5,500
Balance, March 31, 2001	6,715,374	2,999,420
Escrow shares cancelled during the year (Note 5(b))	(280,000)	-
Balance, March 31, 2002	6,435,374	2,999,420
Issued during the year	-	-
Balance, March 31, 2003	6,435,374	2,999,420

(a)
The debentures were convertible at the option of the holder into common shares of the Company at any time up to June 30, 2000 at a conversion price of $1.25 per common share. On June 30, 2000, the remaining $155,000 debentures were converted into 124,000 common shares.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

5.	Share Capital (continued)

(b)
Included in share capital are shares held in escrow under two escrow agreements pursuant to requirements of securities regulatory authorities in Canada. Changes in the escrow shares for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Number of Escrow Shares
	First	Second
	Agreement	Agreement	Total

March 31, 2000	355,556	304,064	659,620
Released in year	(177,778)	(12,032)	(189,810)
March 31, 2001	177,778	292,032	469,810
Released in year	(177,778)	-	(177 778)
Cancelled in year	-	(280,000)	(280,000)
March 31, 2002	-	12,032	12,032
Released in year	-	(12,032)	(12,032)
Balance, March 31, 2003	-	-	-

(i)
Pursuant to the first escrow agreement, the release of these shares occurred in each of the three years ended March 31, 2002 with the consent of the Executive Director of the Alberta Securities Commission.

(ii)

Pursuant to the second escrow agreement, 280,000 of the common shares were to be released on a basis of one share per $1.25 in cash flow generated. As part of the agreement to dispose of Arizona Outback and Bikestar (Note 3), 280,000 performance based escrow shares were cancelled in April, 2001. The remaining 12,032 common shares were released from escrow subsequent in August, 2002.

The escrow shares were recorded as cancelled in the 2002 financial statements. On issuance they were given a nominal cost base. Hence, the nominal amount was removed from share capital.

(c)
No common shares were issued during the year ended March 31, 2003. However, pursuant to a private placement of common shares at US $0.05 per share announced August 16, 2002. The Company has received US $11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. Regulatory approval has not yet been received.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

5.	Share Capital (continued)

(d)

Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (“The Plan”), a total of 10% of the Company’s common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the years ended March 31, 2003, 2002 and 2001 were as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
Number of options outstanding March 31, 2000	525,000	$0.44
Granted	100,000	2.00
Exercised	(12,500)	0.44
Number of options outstanding March 31, 2001	612,500	0.70
Granted	-	-
Exercised	-	-
Number of options outstanding March 31, 2002	612,500	0.70
Granted	-	-
Exercised	-	-
Number of options outstanding March 31, 2003	612,500	$0.70

Stock options outstanding at March 31, 2003 are summarized as follows:

Expiry Date	Exercise Price	Stock Options
September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000
		612,500

As at March 31, 2003, $12,500 (2002 - $612,500. 2001 - $604,167) of the outstanding stock options were fully vested and exercisable.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

5.	Share Capital (continued)

	(e)	Warrants A summary of the changes in share purchase warrants during the years ended March 31, 2003, 2002 and 2001 are as follows:

			Weighted
		Number of	Average
		Warrants	Exercise Price

	Outstanding March 31, 2000	2,062,778	$0.59
	Exercised	(621,134)	0.72
	Expired	(80,000)	1.00
	Outstanding March 31, 2001	1,361,644	0.50
	Expired	(1,361,644)	(0.50)
	Outstanding March 31, 2002	-	-
	Granted	-	-
	Outstanding March 31, 2003	-	$-

6.	Income Taxes The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2003	2002

Net operating losses	$886,066	$967,615
Net capital losses	270,063	284,618
Valuation allowance	(1,156,129)	(1,252,233)
Future tax assets (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

6.

Income Taxes (continued)

The Company has non-capital losses available for income tax purposes in Canada and the United States totalling $2,355,307 (2002 - $2,442,240, 2001 - $2,305,355) which expire in various amounts from 2005 to 2022. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,435,740 which are available to reduce capital gains in future periods.

7.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. As at March 31, 2003 and 2002, the fair value of cash, receivables and accounts payable and accrued liabilities approximate their carrying value due to the immediate short-term maturity of these instruments.

Financial assets and liabilities are denominated in the following currencies:

	2002		2002
	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities

U.S. dollar	$4,830	$11,761	$352	$87,428
Canadian dollar	3,631	175,714	9,270	188,141
	$8,461	$187,475	$9,622	$275,569

8.

Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the internet marketing service “Cupid’s Web”. The company’s principal business is now located in British Columbia, Canada.

9.	Related Party Transactions Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	(a)	Included in accounts payable and accrued liabilities is $93,619 (2002 - $83,768, 2001 - $63,908) due to directors and companies controlled by directors.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

9.	Related Party Transactions (continued)

	(b)	During the three-year period ended March 31, 2003, the Company paid fees to directors and companies controlled by directors for the following services:

	2003	2002	2001

Consulting	$-	$5,000	$9,023
Management fees	4,500	36,000	132,319
Rent	4,500	3,179	4,500
Office and miscellaneous	394	2,564	-
Expenses pertaining to discontinued operations	-	-	-
Management fees	-	-	59,286
Other	-	-	51,635

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

10.

Contingent Liability

The Company is subject to several claims and legal proceedings covering a variety of matters that arose in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The amount by which the settlement, if any, differs from the accrual will be recorded in the period of settlement.

11.

United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conform in all material respects with those of the United States (“US GAAP”) and with the requirements of the Securities and Exchange Commission (“SEC”), except as follows:

(a)

Under Canadian GAAP, the value assigned to the common shares of the Company issued in June, 1998 in connection with the acquisition was $Nil based upon the book value of the net liabilities of Bikestar at the date of acquisition. Under US GAAP, no discount to the quoted market price of the Company’s common shares (of $1.25 per share) issued on acquisition and settlement of debt would be permitted. 280,000 common shares issued and placed in escrow (Note 5(b)) to be released on a performance basis would be excluded from the purchase price under US GAAP and recorded as consideration at the fair value of the common shares at the dates they are released. (In April, 2001, these performance shares were cancelled). Goodwill totaling $600,057 (based upon the issuance of 307,296 common shares, net of performance shares of $1.25 per share) would be recorded and amortized over the period until the disposal of Arizona Outback and Bikestar. The net book value of goodwill would have been written off to the statement of operations in 2001 under US GAAP, resulting in a write-off of $300,028 of goodwill.

Loss per share under US GAAP for 2001 excludes 280,000 common shares held in escrow to be released on a performance basis.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

11.	United States Accounting Principles (continued)

(b)

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the years ended March 31, 2002 and 2001, the exercise price of the stock options granted to employees equaled the market price of the underlying common shares on the grant date.

Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein. Compensation expense to non-employees was determined using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2003, 2002 and 2001. For the year ended March 31, 2003, compensation expense incurred under SFAS No. 123 was $Nil (2002 - $Nil, 2001 - $174,429) on Nil (2002 – Nil, 2001 – 100,000) stock options granted to a consultant during the year.

		2003	2002	2001

	Risk-free interest rate	$-	$-	$4.94%
	Dividend yield	-	-	- %
	Volatility factor of the expected market price of the		-
	company’s common shares	-	-	96 – 120%
	Weighted-average expected life of the options (months)	-	-	36

(c)
In June, 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001, SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or before July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

11.	United States Accounting Principles (continued)

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives or other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company’s previous business combinations were accounted for using the purchase method. During the year ended March 31, 2001 the net book value of goodwill was written off as part of the disposition of Arizona Outback and Bikestar (Note 3). US GAAP amortization expense during the year ended March 31, 2002 was $Nil (2001 - $90,019).

In October, 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years after December 15, 2001 and, generally, is no be applied prospectively. The implementation of this new standard is not expected to have a material effect on the Company’s financial statements.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements March 31, 2003 (Expressed in Canadian Dollars)

12.

United States Accounting Principles (continued)

The following table reconciles the net loss as reported in the consolidated statements of operations with that which would have been reported had the financial statements been prepared in accordance with US GAAP and the requirements of the SEC.

	2003	2002	2001

Income (loss) from continued operations in
accordance with Canadian GAAP	$82,433	$(136,885)	$(1,308,481)
Stock option compensation (b)	-	-	(174,429)
Loss from continued operations in accordance
with US GAAP	82,433	(136,885)	(1,482,910)

Loss from discontinued operations in accordance
with Canadian GAAP	-	-	(268,605)
Amortization of goodwill (a)	-	-	(57,618)
Write-off of goodwill (a)	-	-	(192,061)
Loss from discontinued operations in accordance
with US GAAP	-	-	(518,284)
Income (loss) and comprehensive loss in accordance
with US GAAP	$82,433	$(136,885)	$(2,001,194)
Income (loss) per share in accordance with US GAAP
From continued operations	$(0.01)	$(0.02)	$(0.25)
Discontinued operations	-	-	(0.09)
After discontinued operations	$(0.01)	$(0.02)	$(0.34)

Weighted average common shares in accordance
with US GAAP (a)	6,435,374	6,447,041	5,904,074