Form 20-F/A
period 2003-03-31
NETTRON COM INC /BC/
filed 2004-03-25
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Registrant’s telephone number, including area code (604) 904-8481

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☒ Item 18 ☐.

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$ __________ .”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F. THE AUDITED FINANCIAL STATEMENTS AND NOTES HERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ii

Nettron.Com, Inc.

This Amendment No. 1 is being filed due to a clerical error that occurred during the filing of Form 20-F on September 30, 2003, which resulted in the Audit reports of the predecessor auditor not being filed for the comparative periods for the years ended March 31, 2002 and March 31, 2001 in Item 17. Accordingly, we include in this Amendment No. 1 the Audit reports of the successor auditor for the year ended March 31, 2003; and the predecessor auditor for the years ended March 31, 2002 and 2001, together with the financial statements referred to in those Audit reports.

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Amendment No. 1 to Form 20-F Annual Report.

Auditors’ Reports.
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.
Consolidated Financial Statements.
Consolidated Balance Sheets as at March 31, 2001, 2000 and 1999.
Consolidated Statements of Operations and Deficit for the years ended March 31, 2001, 2000 and 1999.
Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2000 and 1999.
Summary of Significant Accounting Policies.
Notes to the Consolidated Financial Statements.

Auditors’ Reports.
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.
Consolidated Financial Statements.
Consolidated Balance Sheets as at March 31, 2002, 2001 and 2000.
Consolidated Statements of Operations and Deficit for the years ended March 31, 2002, 2001 and 2000.
Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2001 and 2000.
Summary of Significant Accounting Policies.
Notes to the Consolidated Financial Statements.

Auditors’ Reports.
Consolidated Financial Statements.
Consolidated Balance Sheets as at March 31, 2003, 2002 and 2001.
Consolidated Statements of Operations and Deficit for the years ended March 31, 2003, 2002 and 2001.
Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001.
Notes to the Consolidated Financial Statements.

Nettron.Com, Inc.
Consolidated Financial Statements
For the years ended March 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

Nettron.Com, Inc.
Consolidated Financial Statements
For the years ended March 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

Auditors' Report

To the Shareholders of
Nettron.Com, Inc.

We have audited the Consolidated Balance Sheet of Nettron.Com, Inc. as at March 31, 2001 and the Consolidated Statements of Operations and Deficit and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 8, 2001

Auditors' Report

To the Shareholders of
Nettron.Com, Inc.

We have audited the Consolidated Balance Sheet of Nettron.Com, Inc. as at March 31, 2000 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended March 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2000 and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 8, 2001

Comments by Auditors for US Readers
On Canada - US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 8, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement of the Company's historical financial statements, such as the change described in Note 2 to the consolidated financial statements. Our report to the shareholders dated August 8, 2001 is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 8, 2001

Nettron.Com, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

March 31	2001	2000

		(Note 2(a))
Assets

Current
Cash and term deposits	$119,313	$757,056
Accounts receivable	12,143	55,131
Prepaid expenses	9,513	51,261

	140,969	863,448

Due from affiliated company(Note 3)	-	4,533
Capital assets (Note 4)	36,024	136,526
Goodwill (Note 5)	-	140,358

	$176,993	$1,144,865

Liabilities and Shareholders' Equity (Deficiency)

Current
Accounts payable and accrued liabilities	$291,150	$104,200
Current portion of long-term debt (Note 6)	-	8,352
Deferred revenue	-	10,484
Convertible debentures, liability portion (Note 7)	-	154,126

	291,150	277,162

Long-term debt (Note 6)	-	8,301

	291,150	285,463

Shareholders' equity (deficiency)
Convertible debentures, equity portion (Note 7)	-	874
Share capital (Note 8)	2,999,420	2,395,019
Deficit	(3,113,577)	(1,536,491)

	(114,157)	859,402

	$176,993	$1,144,865

On behalf of the Board:

"Edward D. Ford"	Director	"Douglas E. Ford"	Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Nettron.Com, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the years endedMarch 31	2001	2000	1999

Expenses
Advertising and promotion	$32,460	$21,391	$2,940
Amortization	21,583	13,444	-
Consulting	149,663	35,532	-
Filing and transfer agent	16,624	31,839	21,345
Interest on long-term debt and
convertible debentures	5,038	44,092	38,929
Management fees	132,317	125,214	37,000
Office and miscellaneous	49,899	26,446	15,053
Professional fees	658,159	80,282	55,664
Rent	46,906	43,993	6,000
Telephone and utilities	24,588	12,039	-
Travel	69,216	39,831	13,262
Wages and benefits	151,521	126,656	23,100
Website servicing	18,191	29,692	-

Loss from operations	(1,376,165)	(630,451)	(213,293)

Other income (expense)
Interest	13,097	21,391	14,343
Foreign exchange gain (loss)	54,587	(35,500)	-

	67,684	(14,109)	14,343

Loss from continued operations	(1,308,481)	(644,560)	(198,950)

Loss from discontinued operations, (Note 2)	(268,605)	(245,354)	(311,688)

Net loss for the year	(1,577,086)	(889,914)	(510,638)

Deficit , beginning of year,
as originally stated	(1,536,491)	(1,564,243)	(135,939)

Prior period adjustment (Note 2)	-	917,666	-

Deficit , as restated	(1,536,491)	(646,577)	(135,939)

Deficit , end of year	$(3,113,577)	$(1,536,491)	$(646,577)

Loss per share - basic and diluted

From continued operations	$(0.21)	$(0.14)	$(0.13)
Discontinued operations (Note 2)	(0.04)	(0.06)	(0.19)

After discontinued operations	$(0.25)	$(0.20)	$(0.32)

Weighted average shares outstanding	6,184,074	4,519,429	1,612,138

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Nettron.Com, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended March 31	2001	2000	1999

Cash provided by (used in)

Operating activities
Loss from continued operations	$(1,308,481)	$(644,560)	$(198,950)
Items not involving cash
Amortization of capital assets	21,583	13,444	-
Write off of incorporation costs	-	1,430	-
Loss on disposal ofcapital assets	-	15,106	7,755

Changes in non-cash working capital balances
Accounts receivable	(6,791)	(3,804)	15,724
Prepaid expenses	46,040	(51,262)	-
Accounts payable and accrued liabilities	186,708	52,645	17,131

Cash used in continued operations	(1,060,941)	(617,001)	(158,340)

Cash used in discontinued operations	(4,120)	(201,490)	(223,195)

Cash from operations	(1,065,061)	(818,491)	(381,535)

Investing activities
Purchase of capital assets	(11,607)	(58,314)	-
Disposal of cash in discontinued operation	(2,999)	-	-
Cash acquired on acquisition of discontinued
operations	-	-	37,532
Purchase of capital assets in discontinued
operations	(7,268)	(16,706)	(78,516)
Decrease (increase) in advances to affiliated
company on discontinued operations	4,533	8,119	(12,652)

	(17,341)	(66,901)	(53,636)

Financing activities
Proceeds on issuance of shares and share
subscriptions	449,401	1,231,000	435,000
Proceeds from issuance of convertible debentures	-	-	49,263
Proceeds from long-term debt on discontinued
operations	-	-	23,093
Repayment of long-term debt on discontinued
operations	(4,742)	(6,440)	-

	444,659	1,224,560	507,356

Increase (decrease) in cash and term deposits	(637,743)	(339,168)	72,185

Cash and term deposits , beginning of year	757,056	417,888	345,703

Cash and term deposits , end of year	$119,313	$757,056	$417,888

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest	$5,038	$57,727	$17,392
Interest included in loss from discontinued
operations	$2,051	$3,911	$4,010
Non-cash investing and financing activities:
Issuance of common shares upon conversion of
convertible debentures	$155,000	$245,000	$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

Principles of Consolidation
These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles consolidating the accounts of the Company and its wholly-owned subsidiary, Nettron Media Group, Inc. (collectively referred to as "the Company"). Nettron Media Group, Inc. was incorporated on May 8, 1999.

Effective January 1, 2001 the Company disposed of its interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. (formerly Good Times Roll Bicycle Rentals) ("Bikestar") and Arizona Outback Adventures, LLC ("Arizona Outback") (Note 2). The comparative financial results of Bikestar and Arizona Outback from the date of acquisition have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows. The assets and liabilities of Bikestar and Arizona Outback for periods prior to disposition have not been segregated in the Consolidated Balance Sheets.

All significant intercompany transactions and balances have been eliminated on consolidation.

Capital Assets
Capital assets are stated at cost less accumulated amortization. Amortization is provided on capital assets at the following annual rates, not exceeding the estimated useful lives of the capital assets.

Automobile - 30 % diminishing-balance basis
Bicycles - 20 % diminishing-balance basis
Controllers - 30 % diminishing-balance basis
Computer software - 100 % diminishing-balance basis
Equipment - 20 % diminishing-balance basis
Racks - 20 % diminishing-balance basis
Furniture and fixtures - 20 % diminishing-balance basis

Leasehold improvements are amortized on a straight-line basis over the term of lease.

Costs incurred during the computer software application development stage are capitalized and will be amortized over the estimated useful life of the software once development is complete. All other costs related to the development of internal-use software are expensed as incurred.

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

Goodwill

Goodwill was stated at cost and was being amortized on a straight-line basis over an estimated period of benefit of 5 years. The Company periodically evaluated the recoverability of the carrying amount of goodwill resulting from business acquisitions by assessing whether any impairment indications are present, including significant adverse changes in legal or economic factors that affect the business acquired. If such analysis indicated impairment, the goodwill would be adjusted in the period such change occurred based on its estimated fair value, which is derived from expected cash flow of the business. During the year ended March 31, 2001, the Company wrote-off the remaining net book value of goodwill associated with the acquisitions of Arizona Outback and Bikestar.

Revenue Recognition

Revenue earned by Arizona Outback and Bikestar through the outdoor adventure tours and bicycle rentals was recognized as adventure tours and the rentals of the bicycles to the end user occurred.

No revenue has yet been recognized from the Company's interactive dating service operations.

Foreign Currency
Transactions and Translation	Amounts denominated in U.S dollars have been translated into Canadian dollars as follows:

	(a)	monetary assets and liabilities at the year-end exchange rates;

	(b)	non-monetary assets and liabilities, including related amortization, at exchange rates approximating those prevailing on the dates of the transactions; and

	(c)	revenue and expense items at the average rate of exchange during each year All exchange gains and losses are charged to Operations.

Exchange rates in effect during the years covered by these financial statements are as follows:

	2001	2000	1999

Year end	1.5767	1.4549	1.5092
Average	1.5038	1.4703	1.5074

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

Use of Estimates
The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information might become available in the future.

Loss per Share
Loss per share has been computed by dividing the loss applicable to common shareholders by the weighted average number of shares outstanding during the years. For the year ended March 31, 1999, the loss per share was restated to account for the stock consolidation which occurred in 2000.

Stock Options
At the date of issuance of stock options, the exercise price of the options is generally equal to the market value of the common shares. Accordingly, no compensation is recognized when stock options are granted to officers, directors and consultants. Consideration paid on the exercise of stock options is credited to share capital.

Income Taxes
The Company has adopted the recommendations of CICA Handbook Section 3465 "Income Taxes" which requires use of the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts. The change to the liability method of accounting for income taxes was adopted retroactively and had no effect on the consolidated financial statements as a valuation allowance is provided for the full amount of deferred tax assets.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

1.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and is in the business of marketing its interactive dating service "Cupid's Web". The Company's administrative functions are performed in Canada; however, the operations are substantially located in the United States.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 2) to focus its effort on the development of the interactive dating service. As at March 31, 2001, the Company has accumulated losses totalling $3,113,577 and had a working capital deficiency of $150,181. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing while the Company continues to develop and market memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.	Acquisitions and Dispositions

a)

Dispositions

On January 1, 2001, the Company made the decision to dispose of all of the issued and outstanding capital stock of Arizona Outback and Bikestar, the sale of which was effective January 1, 2001. Total proceeds on the sale to a single purchaser were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 8(b)). These escrow shares were cancelled subsequent to year-end; on April 10, 2001.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

2.	Acquisitions and Dispositions - Continued

The financial results of Arizona Outback and Bikestar have been segregated and presented as a discontinued operations on the Statements of Operations and Deficit and Cash Flows. The Statement of Operations for the year ended March 31, 2001 includes a loss on the disposal of the net assets associated with Arizona Outback and Bikestar and a write-off of the remaining net book value of goodwill recorded on the acquisition of these entities in June 1998 (Note 2(b)). The results of discontinued operations are summarized as follows:

For the years ended March 31	2001	2000	1999

Revenue	$419,486	$226,692	$93,301

Loss from operations	(141,947)	(245,354)	(311,688)

Loss on sale of net assets	(18,691)	-	-
Write-off of goodwill	(107,967)	-	-

Loss on disposal of discontinued operations	(126,658)	-	-

Loss from discontinued operations	$(268,605)	$(245,354)	$(311,688)

Loss per share from discontinued
operations is summarized as follows:
from operations	$(0.02)	$(0.06)	$(0.19)
on disposal of net assets	(0.02)	-	-

	$(0.04)	$(0.06)	$(0.19)

The Consolidated Balance Sheets include the following net assets of the discontinued operations:

	2001	2000

Current assets	$-	$73,727
Due from affiliated company	-	4,386
Capital assets	-	90,076
Goodwill	-	140,358

	-	308,547

Accounts payable and accrued liabilities	-	(18,112)
Deferred revenue	-	(10,484)
Long-term debt	-	(16,653)

Net assets	$-	263,298

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

2.	Acquisitions and Dispositions - Continued

	b)	Acquisitions During the year ended March 31, 1999, the Company acquired its 100% interest in Arizona Outback and Bikestar. These transactions were recorded under the purchase method.

i)
On June 30, 1998, the Company acquired a 100% interest in Arizona Outback for $1. Net liabilities of $9,054 were assumed resulting in goodwill upon acquisition of $9,055. Arizona Outback operates adventures tours in Arizona. The tours range from guided hiking and biking tours to multiple-day adventure Eco-tours to the Grand Canyon.

ii)
The Company entered into a Share Purchase Agreement with the shareholders of Bikestar to purchase 100% of the issued and outstanding common and preferred share capital of Bikestar in exchange for the issuance of 427,296 common shares of the Company of which 316,096 common shares were subject to an escrow agreement (Note 8(b)). The agreement closed on June 30, 1998. Bikestar operates a bicycle rental business in partnership with hotels in both Canada and the United States. Pursuant to the Agreement, a condition of the acquisition was that Bikestar and its creditors enter into Debt Assumption Agreements. The Debt Assumption Agreements provided that a total of $400,000 owing by Bikestar to its creditors (Enterprises Development Inc. and Good Times Enterprises Inc.) would be assumed by the Company and settled by the issuance of $200,000 of convertible debentures (Note 7) and 160,000 common shares.

The transaction was recorded as follows:

Purchase price
427,296 common shares for acquisition (*)	$-

Net assets acquired
Total assets	(139,386)
Total liabilities	346,268

206,882

Goodwill (restated) (**)	$206,882

(*)
The purchase price for the acquisition of Bikestar was based upon the net book value of the net assets acquired. Concurrently with the acquisition, and in addition to the 427,296 common shares issued on acquisition, debt to Enterprise Development Inc. and Good Times Enterprises Inc. (creditors of Bikestar) in the amount of $200,000 was assumed by the Company and settled with 160,000 common shares. The net assets above included the portion of debt to Enterprise Development Inc. and Good Times Enterprises Inc. subsequently exchanged for convertible debentures, but excludes debt to these parties settled with 160,000 common shares.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

2.	Acquisitions - Continued

(**)
In the year ended March 31, 1999, the Company recorded the value of the common shares issued on the acquisition of Good Times at the prevailing market price of the Company's common shares. The value assigned to the common shares was restated during the year ended March 31, 2000 as the trading value of the shares did not provide a reasonable estimate of the value for the transaction given the quantity of shares issued and market activity in the Company's common shares. Accordingly, the purchase price calculation was revised to record the acquisition at the carrying value of net assets acquired. Additionally, goodwill imputed on the acquisitions in 1999 and previously written-off to Deficit was capitalized to the Balance Sheet and was being amortized over a five-year period. The effect of the adjustment was to decrease share capital and deficit at March 31, 1999 by $734,120 and $917,666, respectively, and to increase the net loss for the year ended March 31, 1999 by $32,391 in respect of the amortization of restated goodwill. Loss per share, for the year ended March 31, 1999, increased by $0.02 to $0.32 as a result of the adjustments.

3.

Due from Affiliated Company

The amounts owing from Enterprise Developments Inc., a company controlled by a director of the Company, were non-interest bearing, unsecured and had no specified terms of repayment.

4.	Capital Assets

	2001		2000

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Automobiles (*)	$-	$ -	$25,621	$11,720
Bicycles(*)	-	-	62,948	22,669
Controllers	37,197	13,663	171,326	135,139
Computer software	20,611	17,665	14,720	7,360
Equipment	13,243	3,699	27,372	5,893
Furniture and fixtures(*)	-	-	5,737	2,392
Leasehold improvements(*)	-	-	3,250	1,040
Racks(*)	-	-	93,487	81,722

	71,051	35,027	404,461	267,935

Net book value		$36,024		$136,526

*	Capital assets were disposed of during the year as part of the disposition of Arizona Outback and Bikestar (Note 2).

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

5.

Goodwill

The net book value of goodwill of $107,967 as at January 1, 2001 (the date of disposition of Arizona Outback and Bikestar) was written off as part of the Company's loss from discontinued operations. (Note 2)

6.	Long-Term Debt

	2001	2000

Loan payable to Ford Motor Credit, repayable with
monthly payments of $520 including interest at 11%
per annum, collateralized by the vehicle purchased(*)	$-	$13,337

Loan payable to Wells Fargo Bank, repayable with
monthly payments of $218 including interest at 16.25%
per annum and unsecured.(*)	-	3,316

	-	16,653

Less current portion	-	8,352

	$-	$8,301

	(*)	Long-term debt was settled as part of the disposition of Arizona Outback and Bikestar (Note 2).

7.	Convertible Debentures

	2001	2000

Debenture payable to Good Times Enterprises Inc.
issued in connection with the acquisition of Bikestar,
a company controlled by a director, bearing interest
at 13% per annum and unsecured (Note 2).	$-	$55,000

Debenture payable to Enterprise Developments Inc.
issued in connection with the acquisition of Bikestar,
a company controlled by a director, bearing interest
at 13% per annum and unsecured (Note 2).	-	100,000

	$-	$155,000

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

7.

Convertible Debentures - Continued

The debentures were convertible at the option of the holder into common shares of the Company at any time up to June 30, 2000 at a conversion price of $1.25 per common share. On June 30, 2000, the remaining $155,000 debentures were converted into 124,000 common shares. $245,000 of debentures were converted to 196,000 common shares during the year ended March 31, 2000.

Pursuant to the 1999 Share Purchase Agreement between the Company and the shareholders of Bikestar (Note 2(b)), the Company issued $200,000 of convertible debentures for partial settlement of debt outstanding in Bikestar at the acquisition date. Immediately following the acquisition, an additional $200,000 of convertible debentures were issued in exchange for additional debt outstanding in Bikestar to a director totalling $150,737 and additional cash proceeds of $49,263.

The net book value of debentures was allocated as follows:

	2001	2000

Liability portion	$-	$154,126
Equity portion	-	874

	$-	$155,000

The convertible debentures consisted of both a liability and an equity component with each being reported separately in the consolidated financial statements. The equity component represented the estimated fair value of the holders' conversion option.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

8.	Share Capital Authorized
Unlimited number of common shares without par value Unlimited number of preferred shares without par value

Issued
Common shares

	Number of
	Shares	Amount

Balance, April 1, 1998	953,333	$484,019

Issued during the year
For cash
On private placement	177,778	200,000
On exercise of stock options	93,333	70,000
On exercise of warrants	20,000	15,000
For acquisition of subsidiary (Note 2(b))	427,296	-
For settlement of subsidiary debt upon acquisition (Note 2)	160,000	-

Balance, March 31, 1999	1,831,740	769,019

Issued during the year
For cash
On private placements, including 310,000 shares
issued for a finders fee	3,810,000	1,261,000
On exercise of warrants	120,000	120,000
For conversion of convertible debentures (Note 7)	196,000	245,000

Balance, March 31, 2000	5,957,740	2,395,019

Issued during the year
For cash on exercise of warrants	621,134	443,901
For conversion of convertible debentures (Note 7)	124,000	155,000
On exercise of stock options	12,500	5,500

Balance, March 31, 2001	6,715,374	$2,999,420

a)
On August 24, 1999, the Company consolidated its common shares on a five-for-one basis. All references in these financial statements to the number of shares are stated on a post-consolidation basis. Per share amounts prior to the share consolidation were restated for the share consolidation.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

8.	Share Capital - Continued

b)
Included in share capital are shares held in escrow under two escrow agreements pursuant to requirements of securities regulatory authorities in Canada. Changes in the escrow shares for the years ended March 31, 2001, 2000 and 1999 are as follows:

	Number of Escrow Shares
	First	Second
	Agreement	Agreement	Total

April 1, 1998	533,333	-	533,333
Issued in year	-	316,096	316,096

March 31, 1999	533,333	316,096	849,429
Released in year	(177,777)	(12,032)	(189,809)

March 31, 2000	355,556	304,064	659,620
Released in year	(177,778)	(12,032)	(189,810)

March 31, 2001	177,778	292,032	469,810

	i)	Pursuant to the first escrow agreement, the release of these shares occurs over a time period with the written consent of the Executive Director of the Alberta Securities Commission.

ii)
Pursuant to the second escrow agreement, 280,000 of the common shares are to be released on a basis of one share per $1.25 in cash flow generated and the remaining 12,032 are to be released in the 2002 fiscal year. As part of the agreement to dispose of Arizona Outback and Bikestar (Note 2(a)), the 280,000 performance based escrow shares were cancelled subsequent to March 31, 2001.

c)	During the year ended March 31, 2000, the Company issued common shares through private placements as follows:

i)
3,410,000 units (including 310,000 units issued as a finders fee) at $0.33 per unit. Each unit consisted of one common share and one-half a share purchase warrant with a full warrant exercisable until August 4, 2001 at $0.50 per share. The value assigned to the finders fee was recorded as a reduction of total proceeds of the share issuance. During the year ended March 31, 2001, 443,356 warrants were exercised and the remaining 1,261,644 warrants expired on August 4, 2001.

	ii)	200,000 units at $0.44 per unit. Each unit consisted of one common share and one-half a share purchase warrant with a full warrant exercisable until November 15, 2001 at $0.55 per share.

iii)
200,000 special warrants at $0.75 per special warrant, each exercisable without additional cost into one common share and one share purchase warrant. During the year ended March 31, 2000, each special warrant was converted into one common share and one share purchase warrant exercisable until April 15, 2000 at $1.00 per share. During the year ended March 31, 2000, 120,000 warrants were exercised and the remaining 80,000 warrants expired on April 15, 2000.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

8.	Share Capital- Continued

d)

Stock Options

Pursuant to the Company's 1996 Incentive Stock Option Plan ("the Plan"), a total of 10% of the Company's common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the Canadian Venture Stock Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the years ended March 31, 2001, 2000 and 1999 were as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Number of options outstanding, April 1, 1998	93,333	$0.75
Exercised	(93,333)	0.75
Granted	183,174	1.25

Number of options outstanding, March 31, 1999	183,174	1.25
Cancelled	(183,174)	1.25
Granted	525,000	0.44

Number of options outstanding, March 31, 2000	525,000	0.44
Granted	100,000	2.00
Exercised	(12,500)	0.44

Number of options outstanding, March 31, 2001	612,500	$0.70

Stock options outstanding at March 31, 2001 were as follows:

Expiry Date	Exercise Price	Stock Options

September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000

		612,500

As at March 31, 2001, 604,167 of the outstanding stock options were fully vested and exercisable. The unvested, outstanding stock options of 8,333, that are exercisable at $2.00, vested on May 1, 2001. All stock options outstanding at March 31, 2000 and 1999 were fully vested and exercisable.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

8.	Share Capital - Continued

	e)	Warrants A summary of the changes in share purchase warrants during the years ended March 31, 2001, 2000 and 1999 is as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, April 1, 1998	20,000	$0.50
Granted	177,778	1.25
Exercised	(20,000)	0.75

Outstanding, March 31, 1999	177,778	1.00
Granted	2,005,000	0.55
Exercised	(120,000)	1.00

Outstanding, March 31, 2000	2,062,778	0.59
Exercised	(621,134)	0.72
Expired	(80,000)	1.00

Outstanding, March 31, 2001	1,361,644	$0.50

All outstanding share purchase warrants at March 31, 2001 were exercisable on a 1:1 basis based on the terms set out as follows:

Expiry Date	Exercise Price	Warrants

August 4, 2001	$0.50	1,261,644
November 15, 2001	$0.55	100,000

		1,361,644

Subsequent to March 31, 2001, 1,261,644 share purchase warrants with an exercise price of $0.50 expired.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

9.	Income Taxes The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2001	2000

Net operating losses	$1,060,463	$865,605
Net capital losses	330,450	-
Capital assets	-	64,528
Valuation allowance	(1,390,913)	(930,133)

Future tax assets (liability)	$-	$-

During the year ended March 31, 1999, the Company acquired future tax assets of Bikestar (Note 2(b)) totalling $256,271 consisting of net operating losses and capital assets of $203,831 and $52,440 respectively. A valuation allowance was fully provided for these future tax assets at the date of acquisition. During the year ended March 31, 2001, the Company disposed future tax assets of Arizona Outback and Bikestar (Note 2(a)) of $555,462 consisting of net operating losses and capital assets of $490,934 and $64,528 respectively. As a result, the valuation allowance was reduced at the date of disposal.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2001	2000	1999

Provision (benefit) at Canadian statutory rate
Continued operations	$(601,901)	$(296,498)	$(91,517)
Discontinued operations	(123,558)	(112,862)	(143,376)
Permanent differences	(290,783)	17,998	14,926
Increase in valuation allowance	1,016,242	391,362	219,967

	$-	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totalling $2,305,355 (2000 - $1,881,751) which expire in various amounts from 2002 to 2021. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,436,740 which are available to reduce capital gains in future periods.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

10.

Financial Instruments

The Company's financial instruments consist of cash and term deposits, accounts receivable, amounts due from an affiliated company, accounts payable and accrued liabilities, long-term debt and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. As at March 31, 2001 and 2000, the fair value of cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximated their carrying values due to the immediate or short-term maturity of these instruments. The fair value of the convertible debentures and long-term debt approximated the carrying value of the liability portion based on the estimated cash flows through to the due date using estimated market discount rates for similar securities. It was not practical to assess the fair value of amounts due from an affiliated company.

Financial assets and liabilities are denominated in the following currencies:

	2001		2000

	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities

U.S. dollar	$110,295	$105,604	$777,841	$55,217
Canadian dollar	21,161	185,546	38,879	219,762

	$131,456	$291,150	$816,720	$274,979

11.

Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the internet marketing service "Cupid's Web". While the majority of the Company's administrative functions are performed in British Columbia, Canada, the operations are substantially located in Texas, United States.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

12.	Related Party Transactions Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)
Included in accounts payable and accrued liabilities is $63,908 (2000 - $15,589) due to directors and companies controlled by directors. Accounts receivable includes $Nil (2000 -$2,914) owing from these same parties.

	b)	During the three year period ended March 31, 2001, the Company paid fees to directors and companies controlled by directors for the following services:

	2001	2000	1999

Consulting	$9,023	$-	$-
Management fees	$132,319	$125,214	$37,000
Rent	$4,500	$9,000	$6,000
Expenses pertaining to discontinued
operations
Management fees	$59,286	$86,466	$64,000
Other	$51,635	$62,532	$22,000

These transactions have been recorded at the exchange amount, being the consideration established and agreed to by the related parties.

13.

Contingent Liability

The Company is subject to several claims and legal proceedings covering a variety of matters that arose in the ordinary course of business activities. The maximum claim against the Company exceeds the amount accrued by approximately $80,000. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The amount by which the settlement, if any, differs from the accrual will be recorded in the period of settlement.

14.	Comparative Amounts Certain comparative amounts presented in the financial statements have been restated to conform to the current year's presentation.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

15.

United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

a)

Under Canadian GAAP, the value assigned to the common shares of the Company issued in June 1998 in connection with the acquisition of Bikestar was $Nil based upon the book value of the net liabilities of Bikestar at the date of acquisition. Under US GAAP, no discount to the quoted market price of the Company's common shares (of $1.25 per share) issued on acquisition and settlement of debt (Note 2((b) would be permitted. 280,000 common shares issued and placed in escrow (Note 8(b)) to be released on a performance basis would be excluded from the purchase price under US GAAP and recorded as consideration at the fair value of the common shares at the dates they are released. Goodwill totalling $600,057 (based upon the issuance of 307,296 common shares, net of performance shares at $1.25 per share) would be recorded and amortized over the period until the disposal of Arizona Outback and Bikestar. The net book value of goodwill at March 31, 2001 and 2000 under US GAAP would be $Nil and $390,037, respectively. The remaining goodwill would have been written off to the Statement of Operations under US GAAP, resulting in a write-off of $300,028 of goodwill.

Loss per share under US GAAP excludes 280,000 common shares held in escrow to be released on a performance basis.

b)
Under Canadian GAAP, the proceeds of the convertible debentures containing a provision for the holder to convert the indebtedness to common shares is allocated between equity and liability components. No such allocation is permitted under US GAAP.

c)
Under Canadian GAAP, there is no requirement to disclose separately on the Consolidated Balance Sheet the current assets, non-current assets, current liabilities and non-current liabilities of the discontinued operations. Under US GAAP it is recommended that these items would be segregated on the Consolidated Balance Sheet and would have been presented as follows:

	2001	2000

Current assets of discontinued operations	$-	$73,727
Non-current assets of discontinued operations	$-	$484,499
Current liabilities of discontinued operations	$-	$36,948
Non-current liabilities of discontinued operations	$-	$8,301

d)

Under Canadian GAAP, no compensation expense is recorded on granting of stock options.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2000, an expense totalling $28,875 was incurred in respect to 262,500 options granted to an employee with an exercise price $0.11 below market. For the years ended March 31, 2001 and 1999, the exercise price of the stock options granted to employees equalled the market price of the underlying common shares on the grant date.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

15.	United States Accounting Principles - Continued

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. Compensation expense to non-employees was determined using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2001, 2000 and 1999. For the year ended March 31, 2001, compensation expense incurred under SFAS No. 123 was $174,429 on 100,000 stock options granted to a consultant during the year. For the year ended March 31, 2000, compensation expense incurred under SFAS No. 123 was $89,953 consisting of the value of $2,836 ($0.03 per stock option) assigned to the cancellation and reissuance of 103,174 stock options to consultants and the value of $87,117 ($0.55 per stock option) assigned to 159,326 additional stock options granted to consultants during the year. 1999 compensation expense under SFAS No. 123 consists of compensation associated with the granting of the 103,174 options with an imputed value of $1.16 per stock option.

	2001	2000	1999

Risk-free interest rate	4.94%	5.59%	5.32%
Dividend yield	-%	-%	-%
Volatility factor of the expected market price
of the Company's common shares	96 - 120%	311%	206%
Weighted-average expected life of the options
(months)	36	36	36

e)

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of cash flows. SFAS No. 133, which was amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations ("SFAS 141"), and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

15.	United States Accounting Principles - Continued

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. During the year ended March 31, 2001 the net book value of goodwill was written off as part of the disposition of Arizona Outback and Bikestar (Note 2). US GAAP Amortization expense during the year ended March 31, 2001 was $90,019 (2000 -$120,025; 1999 - $90,019).

The following table reconciles the net loss as reported in the Consolidated Statements of Operations with that which would have been reported had the financial statements been prepared in accordance with US GAAP and the requirements of the SEC.

	2001	2000	1999

Loss from continued operations in
accordance with Canadian GAAP	$(1,308,481)	$(644,560)	$(198,950)
Stock option compensation (d)	(174,429)	(118,828)	(120,157)

Loss from continued operations in
accordance with US GAAP	(1,482,910)	(763,388)	(319,107)

Loss from discontinued operations in
accordance with Canadian GAAP	(268,605)	(245,354)	(311,688)
Amortization of goodwill (a)	(57,618)	(76,824)	(57,618)
Write-off of goodwill (a)	(192,061)	-	-

Loss from discontinued operations in
accordance with US GAAP	(518,284)	(322,178)	(369,306)

Loss and comprehensive loss in
accordance with US GAAP	$(2,001,194)	$(1,085,566)	$(688,413)

Loss per share in accordance with US GAAP
From continued operations	$(0.25)	$(0.18)	$(0.23)
Discontinued operations	(0.09)	(0.08)	(0.26)

After discontinued operations	$(0.34)	$(0.26)	$(0.49)

Weighted average common shares in
accordance with US GAAP (a)	5,904,074	4,239,429	1,402,138

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2001, 2000 and 1999

15.	United States Accounting Principles - Continued The impact of the above-noted differences on total shareholders' equity (deficiency) is as follows:

	2001	2000

Shareholders' equity (deficiency) in accordance with
Canadian GAAP	$(114,157)	$859,402
Additional value assigned to common shares
on acquisition and settlement of debt (a)	384,120	384,120
Accumulated amortization and write-down of goodwill (a)	(384,120)	(134,441)
Convertible debentures, equity portion (b)	-	(874)

Shareholders' equity (deficiency) in accordance with
US GAAP	$(114,157)	$1,108,207

Nettron.Com, Inc.
Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

Nettron.Com, Inc.
Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

Auditors' Report

To the Shareholders of
Nettron.Com, Inc.

We have audited the Consolidated Balance Sheets of Nettron.Com, Inc. as at March 31, 2002 and 2001 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended March 31, 2002 .These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the years ended March 31, 2002 and 2001, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 27, 2002

Comments by Auditors for US Readers
On Canada - US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 27, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
August 27, 2002

Nettron.Com, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

March 31	2002	2001

Assets

Current
Cash and term deposits	$929	$119,313
Receivables	8,693	12,143
Prepaid expenses	-	9,513

	9,622	140,969

Capital assets (Note 3)	14,905	36,024

	$24,527	$176,993

Liabilities and Capital Deficit

Liabilities

Current
Accounts payable and accrued liabilities	$275,569	$291,150

Capital deficit
Share capital (Note 4)	2,999,420	2,999,420
Deficit	(3,250,462)	(3,113,577)

	(251,042)	(114,157)

	$24,527	$176,993

Approved by the Board:

/s/ Douglas E. Ford	Director	/s/ Malcolm E. Rogers, Jr.	Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nettron.Com, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the years ended March 31	2002	2001	2000

Expenses
Advertising and promotion	$-	$32,460	$21,391
Amortization	11,575	21,583	13,444
Consulting	5,667	149,663	35,532
Filing and transfer agent fees	4,944	16,624	31,839
Interest on long-term debt and
convertible debentures	-	5,038	44,092
Management fees	36,000	132,317	125,214
Office and miscellaneous	9,359	49,899	26,446
Professional fees	35,317	658,159	80,282
Rent	17,337	46,906	43,993
Telephone and utilities	988	24,588	12,039
Travel	360	69,216	39,831
Wages and benefits	-	151,521	126,656
Website servicing	1,597	18,191	29,692

Loss from operations	(123,144)	(1,376,165)	(630,451)
Other income (expense)
Interest	767	13,097	21,391
Foreign exchange gain (loss)	(14,508)	54,587	(35,500)

	(13,741)	67,684	(14,109)

Loss from continued operations	(136,885)	(1,308,481)	(644,560)

Loss from discontinued operations (Note 2)	-	(268,605)	(245,354)

Net loss for the year	(136,885)	(1,577,086)	(889,914)

Deficit, beginning of year	(3,113,577)	(1,536,491)	(646,577)

Deficit, end of year	$(3,250,462)	$(3,113,577)	$(1,536,491)

Loss per share - basic and diluted

From continued operations	$(0.02)	$(0.21)	$(0.14)
Discontinued operations (Note 2)	-	(0.04)	(0.06)

After discontinued operations	$(0.02)	$(0.25)	$(0.20)

Weighted average shares outstanding	6,447,041	6,184,074	4,519,429

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nettron.Com, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended March 31	2002	2001	2000

Cash provided by (used in)

Operating activities
Loss from continued operations	$(136,885)	$(1,308,481)	$(644,560)
Items not involving cash
Amortization of capital assets	11,575	21,583	13,444
Write off of incorporation costs	-	-	1,430
Loss on disposal of capital assets	-	-	15,106
Capital assets provided in exchange for
services	9,544	-	-

Changes in non-cash working capital balances
Receivables	3,450	(6,791)	(3,804)
Prepaid expenses	9,513	46,040	(51,262)
Accounts payable and accrued liabilities	(15,581)	186,708	52,645
Cash used in continued operations	(118,384)	(1,060,941)	(617,001)

Cash used in discontinued operations	-	(4,120)	(201,490)
	(118,384)	(1,065,061)	(818,491)
Investing activities
Purchase of capital assets	-	(11,607)	(58,314)
Disposal of cash in discontinued operation	-	(2,999)	-
Purchase of capital assets in discontinued
operations	-	(7,268)	(16,706)
Decrease in advances to affiliated
company on discontinued operations	-	4,533	8,119
	-	(17,341)	(66,901)
Financing activities
Proceeds on issuance of shares and share
subscriptions	-	449,401	1,231,000
Repayment of long-term debt on discontinued
operations	-	(4,742)	(6,440)
	-	444,659	1,224,560
Increase (decrease) in cash	(118,384)	(637,743)	339,168

Cash, beginning of year	119,313	757,056	417,888
Cash, end of year	$929	$119,313	$757,056

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest	$-	$5,038	$57,727
Interest included in loss from discontinued
operations	$-	$2,051	$3,911
Non-cash investing and financing activities:
Issuance of common shares upon conversion of
convertible debentures	$-	$155,000	$245,000
Cancellation of escrow shares for nil
consideration (Note 4(b))	$-	$-	$-
Capital assets provided in exchange for
services (Note 3)	$9,544	$-	$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

Principles of Consolidation

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles consolidating the accounts of the Company and its wholly-owned subsidiary, Nettron Media Group, Inc. (collectively referred to as "the Company"). Nettron Media Group, Inc. was incorporated on May 8, 1999.

Effective January 1, 2001 the Company disposed of its interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. (formerly Good Times Roll Bicycle Rentals) ("Bikestar") and Arizona Outback Adventures, LLC ("Arizona Outback") (Note 2). The comparative financial results of Bikestar and Arizona Outback for the years ended March 31, 2001 and 2000 have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows. With the disposition of Bikestar and Arizona Outback, the Company has no established source of revenue and thus has returned to the development stage.

All significant intercompany transactions and balances have been eliminated on consolidation.

Capital Assets

Capital assets are stated at cost less accumulated amortization.

Amortization is provided on capital assets at the following annual rates, not exceeding the estimated useful lives of the capital assets.

Controllers - 30 % diminishing-balance basis
Computer software - 100 % diminishing-balance basis
Equipment - 20 % diminishing-balance basis

Costs incurred during the computer software application development stage are capitalized and will be amortized over the estimated useful life of the software once development is complete. All other costs related to the development of internal-use software are expensed as incurred.

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

Goodwill

Goodwill arising from the purchase of Bikestar and Arizona Outback was stated at cost and was being amortized on a straight-line basis over an estimated period of benefit of 5 years.The Company periodically evaluated the recoverability of the carrying amount of goodwill resulting from business acquisitions by assessing whether any impairment indications were present, including significant adverse changes in legal or economic factors that affect the business acquired. During the year ended March 31, 2001, the Company wrote-off the remaining net book value of goodwill associated with the acquisitions of Arizona Outback and Bikestar.

Revenue Recognition

Revenue earned by Arizona Outback and Bikestar through the outdoor adventure tours and bicycle rentals was recognized as adventure tours and the rentals of the bicycles to the end user occurred.

No revenue has yet been recognized from the Company's interactive dating service operations. Activity in this business has been substantially reduced in Fiscal 2002.

Foreign Currency
Transactions and Translation	Amounts denominated in US dollars have been translated into Canadian dollars as follows:

	(a)	monetary assets and liabilities at the year-end exchange rates;

	(b)	non-monetary assets and liabilities, including related amortization, at exchange rates approximating those prevailing on the dates of the transactions; and

	(c)	revenue and expense items at the average rate of exchange during each year

All exchange gains and losses are charged to Operations. Exchange rates in effect during the years covered by these financial statements are as follows:

	2002	2001	2000

Year end	1.5953	1.5767	1.4549
Average	1.5655	1.5038	1.4703

Nettron.Com, Inc. Summary of Significant Accounting Policies (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

Use of Estimates
The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Loss per Share

During the year ended March 31, 2002, the Company adopted the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 612,500 (2001 -1,974,144; 2000 - 2,711,778) are only included in the computation of diluted earnings per share to the extent they are dilutive.

Stock Options
At the date of issuance of stock options, the exercise price of the options is generally equal to the market value of the common shares. Accordingly, no compensation is recognized when stock options are granted to officers, directors and consultants. Consideration paid on the exercise of stock options is credited to share capital.

Income Taxes
The Company has adopted the recommendations of CICA Handbook Section 3465 "Income Taxes" which requires use of the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

1.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service "Cupid's Web". With the sale of Bikestar and Arizona Outback, the Company's prinicipal business is located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 2) to focus its effort on the development of the interactive dating service. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company has returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at March 31, 2002, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,250,462 and had a working capital deficiency of $265,947. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can recommence the development and marketing of memberships on its interactive platform "Cupid's Web" and work towards profitable operations. While the Company continues to review its involvement in the interactive dating service business, it has also been exploring other business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.

Dispositions

On January 1, 2001, the Company made the decision to dispose of all of the issued and outstanding capital stock of Arizona Outback and Bikestar, the sale of which was effective January 1, 2001. Total proceeds on the sale were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 4(b)). These escrow shares were cancelled on April 10, 2001.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

2.

Dispositions - Continued

The financial results of Arizona Outback and Bikestar have been segregated and presented as a discontinued operations on the Statements of Operations and Deficit and Cash Flows. The Statement of Operations for the year ended March 31, 2001 includes a loss on the disposal of the net assets associated with Arizona Outback and Bikestar and a write-off of the remaining net book value of goodwill recorded on the acquisition of these entities in June 1998. The results of discontinued operations are summarized as follows:

For the years ended March 31	2002	2001	2000

Revenue	$-	$419,486	$226,692

Loss from operations	-	(141,947)	(245,354)

Loss on sale of net assets	-	(18,691)	-
Write-off of goodwill	-	(107,967)	-

Loss on disposal of discontinued operations	-	(126,658)	-

Loss from discontinued operations	$-	$(268,605)	$(245,354)

Loss per share from discontinued
operations is summarized as follows:
from operations	$-	$(0.02)	$(0.06)
on disposal of net assets	-	(0.02)	-

	$-	$(0.04)	$(0.06)

The Consolidated Balance Sheets do not include any net assets related to the discontinued operations.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

3.	Capital Assets

	2002		2001

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Controllers	$37,197	$22,292	$37,197	$13,663
Computer software	20,611	20,611	20,611	17,665
Equipment	-	-	13,243	3,699

	57,808	42,903	71,051	35,027

Net book value		$14,905		$36,024

Equipment with a net book value of $9,544 (which approximated market value) was sold to an officer in exchange for services and the reimbursement of expenses paid for on behalf of the Company.

4.	Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued
Common shares

	Number of
	Shares	Amount

Balance, April 1, 1999	1,831,740	$769,019

Issued during the year
For cash
On private placements, including 310,000 shares
issued for a finders fee	3,810,000	1,261,000
On exercise of warrants	120,000	120,000
For conversion of convertible debentures (*)	196,000	245,000

Balance, March 31, 2000	5,957,740	2,395,019

Issued during the year
For cash on exercise of warrants	621,134	443,901
For conversion of convertible debentures (*)	124,000	155,000
For cash on exercise of stock options	12,500	5,500

Balance, March 31, 2001	6,715,374	2,999,420

Escrow shares cancelled during the year (Note 4(b))	(280,000)	-

Balance, March 31, 2002	6,435,374	$2,999,420

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

4.	Share Capital - Continued

(*)
The debentures were convertible at the option of the holder into common shares of the Company at any time up to June 30, 2000 at a conversion price of $1.25 per common share. On June 30, 2000, the remaining $155,000 debentures were converted into 124,000 common shares. $245,000 of debentures were converted to 196,000 common shares during the year ended March 31, 2000.

b)
Included in share capital are shares held in escrow under two escrow agreements pursuant to requirements of securities regulatory authorities in Canada. Changes in the escrow shares for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Number of Escrow Shares

	First	Second
	Agreement	Agreement	Total

April 1, 1999	533,333	316,096	849,429
Released in year	(177,777)	(12,032)	(189,809)

March 31, 2000	355,556	304,064	659,620
Released in year	(177,778)	(12,032)	(189,810)

March 31, 2001	177,778	292,032	469,810
Released in year	(177,778)	-	(177,778)
Cancelled in year	-	(280,000)	(280,000)

March 31, 2002	-	12,032	12,032

i)
Pursuant to the first escrow agreement, the release of these shares occurred in each of the three years ended March 31, 2002 with the consent of the Executive Director of the Alberta Securities Commission.

ii)

Pursuant to the second escrow agreement, 280,000 of the common shares were to be released on a basis of one share per $1.25 in cash flow generated. As part of the agreement to dispose of Arizona Outback and Bikestar (Note 2), 280,000 performance based escrow shares were cancelled in April 2001. The remaining 12,032 common shares were released from escrow subsequent to March 31, 2002.

The escrow shares were recorded as cancelled in the 2002 financial statements. On issuance they were given a nominal cost base. Hence, the nominal amount was removed from share capital.

c)	During the year ended March 31, 2000, the Company issued common shares through private placements as follows:

i)
3,410,000 units (including 310,000 units issued as a finders fee) at $0.33 per unit. Each unit consisted of one common share and one-half a share purchase warrant with a full warrant exercisable until August 4, 2001 at $0.50 per share. The value assigned to the finders fee was recorded as a reduction of total proceeds of the share issuance. During the year ended March 31, 2001, 443,356 warrants were exercised and the remaining 1,261,644 warrants expired on August 4, 2001.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

4.	Share Capital - Continued

ii)
200,000 units at $0.44 per unit. Each unit consisted of one common share and one-half a share purchase warrant with a full warrant exercisable until November 15, 2001 at $0.55 per share. The warrants expired on November 15, 2001.

iii)
200,000 special warrants at $0.75 per special warrant, each exercisable without additional cost into one common share and one share purchase warrant. During the year ended March 31, 2000, each special warrant was converted into one common share and one share purchase warrant exercisable until April 15, 2000 at $1.00 per share. During the year ended March 31, 2000, 120,000 warrants were exercised and the remaining 80,000 warrants expired on April 15, 2000.

d)

Stock Options

Pursuant to the Company's 1996 Incentive Stock Option Plan ("the Plan"), a total of 10% of the Company's common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the years ended March 31, 2002, 2001 and 2000 were as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Number of options outstanding, April 1, 1999	183,174	$1.25
Cancelled	(183,174)	1.25
Granted	525,000	0.44

Number of options outstanding, March 31, 2000	525,000	0.44
Granted	100,000	2.00
Exercised	(12,500)	0.44

Number of options outstanding, March 31, 2001	612,500	0.70
Granted	-	-
Exercised	-	-

Number of options outstanding, March 31, 2002	612,500	$0.70

Stock options outstanding at March 31, 2002 are summarized as follows:

Expiry Date	Exercise Price	Stock Options

September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000

		612,500

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

4.	Share Capital - Continued As at March 31, 2002, 612,500 (2001 - 604,167; 2000 - 525,000) of the outstanding stock options were fully vested and exercisable.

	e)	Warrants A summary of the changes in share purchase warrants during the years ended March 31, 2002, 2001 and 2000 is as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, April 1, 1999	177,778	$1.00
Granted	2,005,000	0.55
Exercised	(120,000)	1.00

Outstanding, March 31, 2000	2,062,778	0.59
Exercised	(621,134)	0.72
Expired	(80,000)	1.00

Outstanding, March 31, 2001	1,361,644	0.50
Expired	(1,361,644)	(0.50)

Outstanding, March 31, 2002	-	$-

5.	Income Taxes The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2002	2001

Net operating losses	$967,615	$1,060,463
Net capital losses	284,618	330,450
Valuation allowance	(1,252,233)	(1,390,913)

Future tax assets (liability)	$-	$-

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

5.

Income Taxes - Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2002	2001	2000

Provision (benefit) at Canadian statutory rate
Continued operations	$(54,234)	$(601,901)	$(296,498)
Discontinued operations	-	(123,558)	(112,862)
Permanent differences	-	(290,783)	17,998
Effect of reduction in tax rates	192,914	-	-
(Decrease) increase in valuation allowance	(138,680)	1,016,242	391,362

	$-	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totalling $2,442,240 (2001 - $2,305,355) which expire in various amounts from 2005 to 2022. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,436,740 which are available to reduce capital gains in future periods.

6.

Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. As at March 31, 2002 and 2001, the fair value of cash, receivables and accounts payable and accrued liabilities approximated their carrying values due to the immediate or short-term maturity of these instruments.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

6.	Financial Instruments - Continued Financial assets and liabilities are denominated in the following currencies:

	2002		2001

	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities

U.S. dollar	$352	$87,428	$110,295	$105,604
Canadian dollar	9,270	188,141	21,161	185,546

	$9,622	$275,569	$131,456	$291,150

7.

Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the internet marketing service "Cupid's Web". The Company's principal business is now located in British Columbia, Canada.

8.	Related Party Transactions Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	a)	Included in accounts payable and accrued liabilities is $83,768 (2001 - $63,908) due to directors and companies controlled by directors.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

8.	Related Party Transactions - Continued

	b)	During the three-year period ended March 31, 2002 the Company paid fees to directors and companies controlled by directors for the following services:

	2002	2001	2000

Consulting	$5,000	$9,023	$-
Management fees	$36,000	$132,319	$125,214
Rent	$3,179	$4,500	$9,000
Office and miscellaneous	$2,564	$-	$-
Expenses pertaining to discontinued
operations
Management fees	$-	$59,286	$86,466
Other	$-	$51,635	$62,532

These transactions have been recorded at the exchange amount, being the consideration established and agreed to by the related parties.

9.

Contingent Liability

The Company is subject to several claims and legal proceedings covering a variety of matters that arose in the ordinary course of business activities. The maximum claim against the Company exceeds the amount accrued by approximately $81,000. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The amount by which the settlement, if any, differs from the accrual will be recorded in the period of settlement.

10.

Subsequent Event

Subsequent to March 31, 2002 the Company announced a private placement to sell up to 1,000,000 common shares at US$0.05 per share. The private placement is subject to regulatory approval and no shares have yet been issued. To date, the Company has received proceeds of $11,600.

11.

United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

8.	United States Accounting Principles - Continued

a)

Under Canadian GAAP, the value assigned to the common shares of the Company issued in June 1998 in connection with the acquisition of Bikestar was $Nil based upon the book value of the net liabilities of Bikestar at the date of acquisition. Under US GAAP, no discount to the quoted market price of the Company's common shares (of $1.25 per share) issued on acquisition and settlement of debt would be permitted. 280,000 common shares issued and placed in escrow (Note 4(b)) to be released on a performance basis would be excluded from the purchase price under US GAAP and recorded as consideration at the fair value of the common shares at the dates they are released. (In April 2001, these performance shares were cancelled). Goodwill totalling $600,057 (based upon the issuance of 307,296 common shares, net of performance shares at $1.25 per share) would be recorded and amortized over the period until the disposal of Arizona Outback and Bikestar. The net book value of goodwill would have been written off to the Statement of Operations in 2001 under US GAAP, resulting in a write-off of $300,028 of goodwill.

Loss per share under US GAAP for 2001 and 2000 excludes 280,000 common shares held in escrow to be released on a performance basis.

b)

Under Canadian GAAP, no compensation expense is recorded on granting of stock options.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended March 31, 2000, an expense totalling $28,875 was incurred in respect to 262,500 options granted to an employee with an exercise price $0.11 below market. For the years ended March 31, 2002 and 2000, the exercise price of the stock options granted to employees equalled the market price of the underlying common shares on the grant date.

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. Compensation expense to non-employees was determined using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2002, 2001 and 2000. For the year ended March 31, 2002, compensation expense incurred under SFAS No. 123 was $Nil (2001 -$174,429) on Nil (2001 - 100,000) stock options granted to a consultant during the year. For the year ended March 31, 2000, compensation expense incurred under SFAS No. 123 was $89,953 consisting of the value of $2,836 ($0.03 per stock option) assigned to the cancellation and reissuance of 103,174 stock options to consultants and the value of $87,117 ($0.55 per stock option) assigned to 159,326 additional stock options granted to consultants during the year.

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

11.	United States Accounting Principles - Continued

	2002	2001	2000

Risk-free interest rate	-	4.94%	5.59%
Dividend yield	-	-%	-%
Volatility factor of the expected market price
of the Company's common shares	-	96 - 120%	311%
Weighted-average expected life of the options
(months)	-	36	36

c)

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations ("SFAS 141"), and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. During the year ended March 31, 2001 the net book value of goodwill was written off as part of the disposition of Arizona Outback and Bikestar (Note 2). US GAAP Amortization expense during the year ended March 31, 2002 was $Nil (2001 - $90,019; 2000 - $120,025).

Nettron.Com, Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2002, 2001 and 2000

11.	United States Accounting Principles - Continued

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years after December 15, 2001 and, generally, is to be applied prospectively. The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently reviewing SFAS 146 to determine the impact upon adoption.

The following table reconciles the net loss as reported in the Consolidated Statements of Operations with that which would have been reported had the financial statements been prepared in accordance with US GAAP and the requirements of the SEC.

	2002	2001	2000

Loss from continued operations in
accordance with Canadian GAAP	$(136,885)	$(1,308,481)	$(644,560)
Stock option compensation (b)	-	(174,429)	(118,828)

Loss from continued operations in
accordance with US GAAP	(136,885)	(1,482,910)	(763,388)

Loss from discontinued operations in
accordance with Canadian GAAP	-	(268,605)	(245,354)
Amortization of goodwill (a)	-	(57,618)	(76,824)
Write-off of goodwill (a)	-	(192,061)	-

Loss from discontinued operations in
accordance with US GAAP	-	(518,284)	(322,178)

Loss and comprehensive loss in
accordance with US GAAP	$(136,885)	$(2,001,194)	$(1,085,566)

Loss per share in accordance with US GAAP
From continued operations	$(0.02)	$(0.25)	$(0.18)
Discontinued operations	-	(0.09)	(0.08)

After discontinued operations	$(0.02)	$(0.34)	$(0.26)

Weighted average common shares in
accordance with US GAAP (a)	6,447,041	5,904,074	4,239,429

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F annual report on its behalf.

NETTRON.COM, INC.

Date: March 25, 2004	By:	/s/ Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Secretary and Director, as
duly authorized signatory

2