Form 20-F/A
period 2003-03-31
NETTRON COM INC /BC/
filed 2004-04-08
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 2

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
Item 17 ☒      Item 18    ☐

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$ __________ .”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH
PREVIOUSLY FILED FORMS 20-F. THE AUDITED FINANCIAL STATEMENTS
AND NOTES HERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ii

Nettron.Com, Inc.

THE COMPANY HEREBY WITHDRAWS THE FILING OF ITS AMENDMENT NO.1 TO FORM 20-F AS FILED ON MARCH 25, 2004. THE PREDECESSOR AUDITOR HAS NOT PROVIDED ITS CONSENT FOR INCLUSION OF ITS AUDIT REPORTS DATED AUGUST 27, 2002 AND AUGUST 8, 2001 IN AMENDMENT NO.1 TO FORM 20-F AS FILED ON MARCH 25, 2004.

ITEM 17.      FINANCIAL STATEMENTS

Further to the request of the SEC of March 22, 2004 Nettron.com filed an amendment to its Form 20-F on March 25, 2004. The only purpose of Amendment No. 1 to Form 20-F was to re-file the Audited Financial Statements of the Company for the fiscal years ended March 31, 2002 and March 31, 2001. These audited financial statements had not been amended or restated in any way and had been audited by the Company’s predecessor auditor and were filed complete with unqualified Audit Reports dated August 27, 2002 and August 8, 2001, respectively.

Subsequently, the predecessor auditor has requested that the Company pay to them significant fees to update and re-issue their Audit Reports and consent to their inclusion with Amendment No.1 to Form 20-F. Nettron.com has a working capital deficiency and does not have the funds to pay such fees to the predecessor auditor.

In August of 2003 the Company reported that it had changed auditors. The predecessor auditor confirmed in writing on August 14, 2003 that they had no reportable disagreements with the Company and “there have been no adverse, qualified or denied audit opinions contained in the auditors’ reports on the Company’s annual financial statements for the preceding two fiscal years. There have been no similar reservations contained in any auditors’ report or comments on interim financial information for any subsequent period preceding the date of this notice.”

Management recommended the change of auditor solely because it believed that the audit and regulatory review process could be more cost effectively sourced from a different professional accounting firm. Nettron’s directors accepted the recommendation and have since established that the historical fees charged by the predecessor auditor were significantly higher than the more recent fees incurred from the successor auditor.

After discussion with the Division of Corporation Finance of the Securities and Exchange Commission, and Nettron’s professional advisors - THE COMPANY HEREBY WITHDRAWS THE FILING OF ITS AMENDMENT NO.1 TO FORM 20-F AS FILED

ON MARCH 25, 2004. THE PREDECESSOR AUDITOR HAS NOT PROVIDED ITS CONSENT FOR INCLUSION OF ITS AUDIT REPORTS DATED AUGUST 27, 2002 AND AUGUST 8, 2001 IN AMENDMENT NO.1 TO FORM 20-F AS FILED ON MARCH 25, 2004. The Auditors’ Report of Charlton & Company Chartered Accountants dated August 12, 2003 remains validly filed with the annual Form 20-F filed September 30, 2003.

All of the Company’s current and historical audited and interim financial statements, its change of auditor filing, its press releases and shareholder mailings remain available for review by any member of the public using the Canadian electronic filing system, SEDAR, by visiting www.sedar.com.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to Form 20-F annual report on its behalf.

NETTRON.COM, INC.

Date: April 8, 2004	By:	/s/ Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Secretary and Director, as
duly authorized signatory