Form 20-F
period 2004-03-31
NETTRON COM INC /BC/
filed 2004-07-16
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2004 or

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

For the transition period from___________________ to __________________
Commission file number 0-30858

NETTRON.COM, INC.
(Exact name of registrant as specified in its charter)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

#208 – 828 Harbourside Drive, North Vancouver, British Columbia, Canada V5Z 4B5
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (604) 904-8481

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares at March 31, 2003– 6,435,374 .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☒ Item 18 ☐ .

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as "U.S.$__________ ."

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F TOGETHER WITH ANY AMENDMENTS. THE AUDITED FINANCIAL STATEMENTS AND NOTES HERETO ATTACHED AS EXHIBITS ARE AN INTEGRAL PART OF THIS SUBMISSION.

ii

Nettron.Com, Inc.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

See Item 6 herein.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected financial data.

The following selected financial data has been extracted from the consolidated financial statements for the last five years prepared pursuant to Canadian generally accepted accounting principles ("GAAP") and includes the accounts of the Company and its wholly owned subsidiary Nettron Media Group ("NMG"). Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG. The comparative financial results of NMG for the year ended March 31, 2004 have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in the consolidated financial statements. Effective January 1, 2001 the Company disposed of its interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. ("Bikestar") and Arizona Outback Adventures, LLC ("Arizona Outback"). The comparative financial results of Bikestar and Arizona Outback from the date of acquisition have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in the consolidated financial statements. The assets and liabilities of Bikestar and Arizona Outback for periods prior to disposition have not been segregated in the consolidated Balance Sheets. All significant inter-company transactions and balances have been eliminated on consolidation. For comparative purposes this selected financial data for the years ended March 31, 2000, 2001, 2002, 2003 and 2004 is also presented as though it were prepared under United States GAAP. A reconciliation of differences between Canadian and United States GAAP can be found in Note 10 to the Company's March 31, 2004 consolidated financial statements.

Nettron.Com, Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

	March 31,	March 31,	March 31,	March 31,	March 31,
	2004	2003	2002	2001	2000
	12 Months	12 Months	12 Months	12 Months	12 Months

Net Operating Revenues per	$0	$0	$0	$0	$0
Canadian and U.S. GAAP

Loss (Income) from operations	$24,932	$(81,637)	$123,144	$1,376,165	$630,451

Canadian GAAP

Loss (Income) from operations	$24,932	$(81,637)	$123,144	$1,550,594	$749,279
U.S. GAAP

Loss (Income) from continued	$25,885	$(82,433)	$136,885	$1,308,481	$644,560
operations per Canadian GAAP
Loss (Income) from discontinued	$25,885	$(82,433)	$0	$268,605	$245,354
operations per Canadian GAAP
Net (Income) loss per Canadian	$23,647	$(82,433)	$136,885	$1,577,086	$889,914
GAAP
Loss from continued operations per	$23,674	$(82,433)	$136,885	$1,482,910	$763,388
U.S. GAAP
Loss from discontinued operations	$0	$0	$0	$518,284	$322,178
per U.S. GAAP
Net loss per U.S. GAAP	$23,647	$(82,433)	$136,885	$2,001,194	$1,085,566

Loss (Income) per share from	$0	$(0.01)	$0.02	$0.21	$0.14
continued operations, Canadian
GAAP
Loss per share from discontinued	$0	$0	$0.00	$0.04	$0.06
operations, Canadian GAAP
Loss (Income) per share after	$0	$(0.01)	$0.02	$0.25	$0.20
discontinued operations,
Canadian GAAP
Loss (Income) per share from	$0	$(0.01)	$0.02	$0.25	$0.18
continued operations, U.S. GAAP
Loss (Income) per share from	$0	$0	$0.00	$0.09	$0.08
discontinued operations, U.S.
GAAP
Loss (Income) per share after	$0	$(0.01)	$0.02	$0.34	$0.26
discontinued operations, U.S.
GAAP

Share capital per Canadian GAAP	$2,999,420	$2,999,420	$2,999,420	$2,999,420	$2,395,019

Share capital per U.S. GAAP	$2,999,420	$3,383,540	$3,383,540	$3,383,540	$2,779,139

Common shares issued	6,435,374	6,435,374	6,435,374	6,715,374	5,957,740

Weighted average shares	6,447,041	6,447,041	6,447,041	6,184,074	4,519,429
outstanding per Canadian GAAP

Weighted average shares	6,447,041	6,447,041	6,447,041	5,904,074	4,239,429
outstanding per U.S. GAAP

Total Assets per Canadian GAAP	$2,059	$18,866	$24,527	$176,993	$1,144,865
Total Assets per U.S. GAAP	$2,059	$18,866	$24,527	$176,993	$1,394,544
Net assets (liabilities) per Canadian	$192,256	$(168,609)	$(251,042)	$(114,157)	$859,402
GAAP
Net assets (liabilities) per U.S.	$192,256	$(168,609)	$(251,042)	$(114,157)	$1,108,207
GAAP
Convertible debentures (current	$0	$0	$0	$0	$155,000
and long term portions) per U.S.
GAAP )

Cash Dividends Declared per	$0	$0	$0	$0	$0
Common Shares, Canadian and
U.S. GAAP

Exchange Rates (Cdn$ to U.S.$)	$0.7393	$0.6797	$0.6388	$0.6650	$0.6801
Period Average

Exchange Rates (CDN$ to U.S.$)	Period	Period
for six most recent months	High	Low

January 2004	$0.7879	$0.7472

February 2004	$0.7632	$0.7440

March 2004	$0.7646	$0.7421

April 2004	$0.7638	$0.7296

May 2004	$0.7365	$0.7159

June 2004	$0.7460	$0.7261

Exchange Rate (CDN$ to U.S.$)	$0.7556
July 15, 2004

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

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

There can be no assurance that the Company will be successful in addressing these risks, and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

Since inception, the Company has experienced negative cash flow from operations and can expect to continue to experience significant negative cash flow from operations for the foreseeable future. To date, the accumulated operating losses have been funded through third party financing. The Company will be required to raise additional funds in the future if the operating losses continue, as expected, for the foreseeable future. The Company has a significant working capital deficit and is dependent upon the financial support of shareholders, directors and officers to sustain the limited daily operations of the Company. In addition, it will need to generate revenues or additional financing to cover the costs of entering new markets. If additional funds are raised through the issuance of equity securities, shareholders may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or if available, that such financing will include terms favorable to shareholders or the Company. The Company may be forced to seek alternate forms of gainful enterprise to secure the necessary financing to continue. Any or all of these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Our Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company's Ability To Continue As A Going Concern

Applicable U.S. generally accepted auditing standards would have required the Company's auditors to include an explanatory paragraph in their Auditors' Report on the March 31, 2004 consolidated financial statements stating that existing conditions raise substantial doubt about the Company's ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2004 and there can be no assurance that management's plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Our Former Auditors Have Not Been Consulted With Regard to Preparation Of This Form 20-F Filing

Our former auditors have resigned and have been replaced by the current auditors. Due to the Company's restricted working capital we are not able to retain the former auditors for their review of this document or for their review of their Audit Opinions issued without reservation on August 27, 2002 for the year ended March 31, 2002; August 8, 2001 for the year ended March 31, 2001; May 12, 2000 for the year ended March 31, 2000 and June 4, 1999 for the year ended March 31, 1999. Management is of the opinion that the fees requested by the former auditors for this work were excessive. Our current auditors have issued their Audit Opinion dated July 15, 2004, without reservation, for the year ended March 31, 2004; and dated August 12, 2003, without reservation, for the March 31, 2003 year-end.

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company has limited experience with U.S. public company reporting obligations and responding to these obligations could place substantial demands on management. We anticipate that these increased demands will require further expenditures to train Company personnel and to retain appropriate professional services. To the extent these expenditures precede or are not subsequently followed by revenues, the Company's business, financial condition and results of operations could be materially and adversely affected.

The Company's Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

The Company's success also depends upon its ability to attract and retain additional highly qualified management. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out the strategy is often lengthy and in the current economic and Internet environments, personnel change jobs more quickly than in past periods. The loss of the services of key personnel or the inability to attract additional qualified personnel as their replacements could have a material adverse effect on the Company's business, financial condition and results of operations.

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

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

The trading price of the common shares is likely to be highly volatile and could be subject to wide fluctuations in response to many factors, such as the actual or anticipated variations in the Company's quarterly operating results and announcements of technological innovations and announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or the introduction of new services by the Company, all of which are in our control and will exist throughout the life of the Company. In addition, changes in financial estimates, long-term conditions or trends, all of which are conditions beyond the Company's control and may have an impact on our common share pricing in the near and long term.

Further, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks reflect valuations substantially above traditional valuation levels. There can be no assurance that these trading prices and valuations will be sustained and these broad market and industry factors may materially and adversely affect the market price of the common shares regardless of the Company's operating performance.

ITEM 4.      INFORMATION ON THE COMPANY

A.      History and development of the Company.

Nettron.com, Inc. (the "Company"), was incorporated as 681673 Alberta Ltd. by a Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on January 19, 1996. The Certificate of Incorporation of the Company was amended by a Certificate of Amendment issued on March 13, 1996 to change the name of the Company to Ironclad Systems Inc.

The registered and records office of the Company is located at 3100, 324 – 8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and the Company's principal executive offices are located at #208 – 828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9, telephone 888-602-2453.

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

During 1999, the Company identified the Internet as a preferred platform to meet its global consumer and business strategy. Nettron Media Group Inc. ("NMG"), a wholly owned subsidiary, was formed to become a marketing enterprise that will focus on continually developing products and services that can be marketed concurrently through the Internet "cyberworld" and the traditional point of sale, telecommunications, voicemail and "bricks and mortar" business channels. To date, the Company has not recognized any revenues from the dating system, has not been profitable and has incurred accumulated losses from the dating system. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

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

On June 30, 1998, the Company completed the acquisition of 100% of the issued and outstanding common and preferred share capital of Good Times Roll Bicycle Rentals Inc., making it a wholly owned subsidiary of the Company, in exchange for the issuance of 427,296 common shares of the Company and, as a condition of the acquisition, the execution of an assumption agreement among the Company, the acquired entity and its creditors, whereby the Company assumed a total of $400,000 in debt owed by Good Times Roll Bicycle Rentals, Inc. and settled the debt by the issuance of 160,000 common shares and $200,000 of convertible debentures to the former Good Times Roll Bicycle Rentals Inc. creditors. Good Times Roll Bicycle Rentals, Inc., which had been operating a bicycle rental business through hotels in both Canada and the United States, was incorporated on June 15, 1994 under the Company Act (British Columbia). On October 28, 1999, Good Times Roll Bicycle Rentals, Inc. changed its name to Bikestar Rentals Inc. ("Bikestar") pursuant to a Certificate of Amendment. For ease of reference, this former subsidiary is referred to by its current corporate name throughout this annual report.

On June 30, 1998, the Company acquired 100% of the share capital of Arizona Outback Adventures LLC ("Arizona Outback"), making it a wholly owned subsidiary of the Company, for $1 plus the assumption of $9,054 in net liabilities. This subsidiary operated in Arizona and offered adventure tours that ranged from guided hiking and biking tours to multiple-day adventure Eco-tours to the Grand Canyon. Arizona Outback was organized as an Arizona limited liability company on April 13, 1996.

On June 30, 1998, while its business was focused on recreational activities, the Company filed a Certificate of Amendment and changed its name to Bikestar Inc.

On May 8, 1999, the Company incorporated NMG, as a wholly owned subsidiary of the Company, under the laws of the State of Texas. NMG was formed as the Internet marketing entity for all the Company's products and it is now focused on the Cupid's Web activities.

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

On January 1, 2001, the Company disposed of all of the issued and outstanding capital stock of Arizona Outback and Bikestar. Total proceeds on the sale to a single purchaser were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, the Company was required to cancel the 280,000 common shares that were held in escrow under the Second Escrow Agreement (Note 4(b) of the March 31, 2002 audited financial statements). These escrow shares were cancelled on April 10, 2001

On July 7, 2000, the Company announced that it had signed an agreement in principle to purchase a 100% interest in a group of companies that operate the "The Right One" and "Together" dating service master franchises worldwide. At that time there were 70 franchise operations under these master franchises, all in the United States. If the transaction were completed, the Company would acquire the master franchises, 14 of the existing franchise operations (with the right to develop further franchises) and a 100% interest in each of Single File Magazine, Eight Friends Out dating service, and three dating websites (collectively, the "Together Group"). The Company would thus be allowed to act as the master franchisor with respect to the expansion of the franchising operations and would also hold 14 of the existing franchise operations as the franchisee. As a result, it would be in a position to develop further franchises or, in the alternative, to focus only on the existing franchises.

The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company's Cupid's Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company's operations with those of the Together Group. Simultaneously, management attempted to grow Cupid's Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the TSX Venture Exchange which had deemed the acquisition a "Change of Business" of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the "dot com" world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron's efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

B.      Business overview.

Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG. At this time the Company has no active business undertaking.

The Company has been exploring business opportunities that might allow the Company to restart commercial operations

The Company's auditors have expressed doubt about the Company's ability to continue as a going concern if these revenue and business plans are not achieved.

C.      Organizational structure.

The following chart sets forth the corporate structure and reflects the historical changes in the corporate names of the various entities. Effective March 24, 2004 the Company is part of no other group, nor does it have any subsidiaries.

D.      Property, plants and equipment.

The Company's head office and principal facility, which is leased from Dockside Ventures Inc., is located at #208 – 828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9. The lease is month-to-month with no fixed term and the monthly rent is currently $375. The lease covers approximately 1,000 square feet and, if required, can be expanded to 2,000 square feet at this location.

The Company's wholly owned subsidiary NMG, previously operated from leased premises in

Houston, Texas, USA. The lease for these premises expired in June 2001 and was not renewed.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer Note 10 to the financial statements for a reconciliation of certain amounts to U.S. GAAP under Item 17. The primary differences between the Canadian and U.S. GAAP loss for the year are the inclusion of stock option compensation and a revised goodwill base under U.S. GAAP.

Overview

The Company is in its early stages as an operating company, having first begun revenue-generating activities after the June 30, 1998 acquisition of Bikestar, a bike rental company, and Arizona Outback, an adventure tour company. Together these companies offered the Company's recreational activities and for the year ended March 31, 2001 have generated $419,486 in revenue, compared with revenue for the year ended March 31, 2000 of $226,692. Effective January 1, 2001 Arizona Outback and Bikestar were sold and the comparative financial results from the date of acquisition have been segregated and presented as discontinued operations.

Subsequent to pursuing the recreational activities, through NMG the Company focused on an interactive dating service called Cupid's Web which was designed to serve both computer and non-computer users. During the period the Company continued to offer free memberships to Cupid's Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reached 15,000 members, and the Company had available the necessary working capital it expected to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. To date, no revenue has been earned from the Cupid's Web business. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

As at March 31, 2004, the Company has substantially reduced its business activity, has accumulated losses totaling $3,191,076 and had a working capital deficiency of $192,256. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can acquire a business and recommence commercial operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.

In June of 2000 the Company entered into a Letter of Intent to acquire the Together Group of companies. The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company's Cupid's Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company's operations with those of the Together Group. Simultaneously, management attempted to grow Cupid's Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the Canadian Venture Exchange which had deemed the acquisition a "Change of Business" of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the "dot com" world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron's efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

Management is currently expending its best efforts to seek new sources of equity financing. On August 16, 2002, Nettron announced that it was attempting to market a non-brokered private placement to provide working capital to the Company.

Via private placement - Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company's working capital. Certain officers and directors, and their affiliates, may participate in the private placement.

Management is currently expending its best efforts to seek new sources of equity financing. See "Risk Factors."

To date, no revenue has been earned from the Cupid's Web business.

Applicable U.S. generally accepted auditing standards would have required the Company's auditors to include an explanatory paragraph in their Auditors' Report on the March 31, 2004 consolidated financial statements stating that existing conditions raise substantial doubt about the Company's ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2004 and there can be no assurance that management's plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Results of Operations for the Years Ended March 31, 2004 and March 31, 2003

For the years ended March 31, 2004 and March 31, 200, the Company had a Loss from continued operations of $25,886 and Income of $136,885 from continued operations, respectively.

Internet Marketing

Until March 24, 2004, the Company continued its Internet operations with an interactive dating service called Cupid's Web. Cupid's Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2004 or March 31, 2003. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

The Company expended $24,932 versus a net recovery of expenses totaling $81,637 in 2002 for general expenses primarily related to corporate operations. The recovery of expenses relates to the extinguishment of certain accounts payable balances, which had remained unpaid for several years without any claims being made by the creditors against the Company. The expenses were composed of items related to maintaining the Company's status as a reporting public company.

Amounts paid to of accrued to related parties for rent and management were consistent with recent historical amounts.

Other Income and Expenses

There were no reportable amounts.

Net Loss and Net Loss Per Share

The reported loss of $23,647 or $0.00 per share were consistent with historically reported amounts and include a net recorded gain of $2,236 on the discontinuance of the operations of NMG.

Results of Operations for the Years Ended March 31, 2003 and March 31, 2002

For the years ended March 31, 2003 and March 31, 2002, the Company had Income of $82,433 and a Loss of $136,885 from continued operations, respectively.

Internet Marketing

During the year ended March 31, 2003, the Company continued its Internet operations with an interactive dating service called Cupid's Web. Cupid's Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2003 or March 31, 2002.

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

Management fees and rent for the year ended March 31, 2003 were significantly lower due to the routine nature of the Company's activities during the year and the lack of working capital.

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

Internet Marketing

During the year ended March 31, 2002, the Company continued its Internet operations with an interactive dating service called Cupid's Web. Cupid's Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2002 or March 31, 2001.

The Company has spent a total of $123,144 (2001 - $1,376,165) in general expenses primarily related to Cupid's Web, general operations and the pursuit of the Together Group acquisition. The decrease in general expenses is due to unavailability of working capital and general reduction in marketing activities.

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

Filing and transfer fees for the year ended March 31, 2002 were significantly lower due to the routine nature of the Company's activities during the year.

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

Fluctuations in Results

The Company's annual operating results may fluctuate significantly in the future as a result of numerous factors, including:

  the length of time that it is dormant without an active business;
  its ability to access working capital to pursue business opportunities or acquisitions;
  the emergence of new expenses related to maintaining its status as a reporting issuer orregistrant including the costs associated with new legislation requiring changes to disclosureand corporate governance matters.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company's March 31, 2004 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As at March 31, 2003, the Company had accumulated losses totaling $3,191,076 being primarily made up of a Loss from continued operations of $23,647 for the year ended March 31, 2004 and Income from operations of $82,433 for the year ended March 31, 2003 and losses from operations of $136,885 for the year ended March 31, 2002 and the prior three years, being $1,577,086 for the year ended March 31, 2001 and $889,914 for the year ended March 31, 2000 and $510,638 for the year ended March 31, 1999. The Company also had a working capital deficiency of $192,256 as at March 31, 2004. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for future operations.

As noted in Note 2 to the March 31, 2004 consolidated financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

During the year ended March 31, 2004 the Company raised $nil of net cash proceeds from the issuance of shares and share subscriptions (2003 - $15,378; 2002 - $0; 2001 - $449,401; 2000 - $1,231,000). Operating activities of the Company during the year ended March 31, 2004 utilized $8,918 (2003 - $8,521; 2002 - $118,384; 2001 - $1,065,061; 2000 - $818,491) of cash on hand. The Company also during the year ended March 31, 2004 used $0 to purchase capital assets for continuing operations (2003 - $0; 2002 - $0; 2001 - $11,607; 2000 - $58,314).

As at March 31, 2004 the Company had cash and term deposits of $0 (2003 - $7,786) and a working capital deficit of $192,256.

Management believes that it has insufficient working capital to meet its operating needs. Therefore, the continuation of the Company must be viewed as dependent upon the continued equity financial support from the current shareholders or other investors, as well as obtaining long-term financing.

The Company believes that a minimum of $50,000 must be raised for the company to continue operations through March 31, 2005. The Company continues its' efforts to secure the required financing.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

It should be noted that the management discussed below is primarily involved with maintaining the company's status as a reporting issuer and registrant as well as leading the search for new equity and a new business undertaking for the company. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

A. Directors and senior management.

Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below

Name, Municipality of
Residence and Position with		Principal Occupation and Position
the Corporation	Age	During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Secretary and Director	40	Director and Secretary since March 1996; General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm, from 1986 to present; also Vice President of Operations, Bugaboos Eyewear Corp., October 1998 to September 2000.

Glen Kertz Houston, TX President	52	President since June 1999; self-employed business technology consultant for more than five years prior to June 1999.

Larry F. Robb Wichita Falls, TX Director	70	Director since March 2002; Retired since June 1997; Branch Manager with Salomon Smith Barney September 1974 until June 1997

Malcolm E. Rogers, Jr. Seattle, WA Director	72	Director since March 2002; self employed business consultant since March 2000; financial consultant with Smith Barney February 1994 to March 2000; Senior Executive Vice President with Shearson Lehman Brothers November 1991 to February 1994.

Edward D. Ford (1) Whistler, B.C. Director	68	Director since June 1998; also has devoted a portion of his time to investment activities and as President of Dockside Capital Group Inc., a private merchant banking and venture capital firm, for more than the last five years; Chartered Accountant for more than 40 years.

Gary E. Read Delta, B.C. Director	63	Director since June 1998; Vice-President, Western Canada of Holiday House, a wholesale travel company, for more than 10 years until his retirement in 1997.

(1) Edward Ford is the father of Douglas Ford; each of them devotes at least 10% of his time to Company responsibilities.

B.      Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended March 31, 2004, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $6,000 in management and consulting fees. No formal agreements are in place for the provision of these services. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them

For the year ended March 31, 2003, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C.      Board practices.

Pursuant to the provisions of the Business Corporations Act (Alberta), the Company's directors are elected annually at the regularly schedules annual general meeting of shareholders. Each elected director is elected for a one-year term unless he resigns prior to the expiry of his term.

The Company has no arrangements in place for provision of benefits to its directors or upon their termination.

The Board has one committee, the Audit Committee, made-up of Messrs. D. Ford, Read and Rogers. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.

D.      Employees.

Effective at March 31, 2004 the Company had no salaried employees.

E.      Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's 1996 Incentive Stock Option Plan (the "1996 Plan"). As of July 15, 2004, ten percent (10%) of the issued and outstanding shares of the Company totals 643,537 common shares. The 1996 Plan provides that the terms of the option and the option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The 1996 Plan also provides that no option shall be granted to any person except on recommendation of the directors of the Company. Stock options granted under the 1996 Plan may not be exercisable for a period longer than five (5) years and the exercise price must be paid in full at the exercise of the option. No one person may own more than fifty percent (50%) of the outstanding options.

As of July 15, 2004, the Company had entered into the following agreements granting the following options under the 1996 Plan:

	Number of Common		Exercise Price per	Expiry Date
	Shares Under Option		Common Share
Wink Holdings Ltd. (Douglas Ford, Secretary	131,250		$0.44	9/10/2004
and Director)
Breld Holdings Ltd. (Edward Ford, Director)	131,250		$0.44	9/10/2004
Glen Kertz, President	250,000		$0.44	9/10/2004
Adamant Communications Inc., Consultant	100,000	(1)	$2.00	3/27/2005
Total	612,500

(1) These options vest in twelve equal amounts on the first day of every month commencing May 1, 2000 and expire in five years.

See "Item 7. Major Shareholders and Related Party Transactions" for a detailed analysis of the share ownership of those individuals listed in this Item 6.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.     Major shareholders.

At July 5, 2004, the Company had fifty-eight shareholders of record, of which forty-five were United States residents. These United States shareholders held 4,237,981 shares, representing approximately 65.8% of the outstanding shares.

The following table sets forth certain information regarding beneficial ownership of the Company's shares at July 15, 2004 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options which are included in the calculation of percentage of class ownership for each individual holder. As of July 15, 2004 there were 6,435,374 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices.

	Amount and
	Nature of
	Beneficial		Percent
Name and Address of Beneficial Owner	Ownership		of Class
Principal Holders
James Ford	500,000		7.8%
J. Kenneth Bryant	400,000		6.2%
Officers and Directors
Larry F. Robb	589,350	(1)	9.2%
Edward Ford	306,330	(2)	4.7%
Douglas Ford	331,250	(3)	5.0%
Glen Kertz	250,000	(4)	3.8%
Malcolm Rogers Jr. & Janet L. Rogers	575,000		8.9%
Gary E. Read	14,400		*
All Officers and Directors as a Group (6 persons)	2,066,330		29.7%

____________________________

*	Less than one percent.
(1)	Includes 10,000 shares owned by The Robb Children's Trust of which Mr. Robb is a Trustee. Does not include 50,000 shares owned by Mr. Robb's spouse, nor 55,000 shares owned by an economically independent child of Mr. Robb and that child's spouse
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

B.      Related party transactions.

As disclosed in Note 8 to the audited March 31, 2004 financial statements of the Company during the fiscal year ended March 31, 2004, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

a) Included in accounts payable and accrued liabilities is $106,029 (2003 - $93,619; 2002 – 83,768) due to directors and companies controlled by directors. Accounts receivable includes $Nil (2003 - $Nil) owing from these same parties.

b) During the three year period ended March 31, 2004, the Company paid fees to directors and companies controlled by directors for the following services:

	2004	2003	2002
Consulting	$0	$0	$5,000
Management fees	$6,000	$4,500	$36,000
Rent	$6,000	$4,500	$3,179
Office & Miscellaneous	$0	$394	$2,564

These transactions have been recorded at the exchange amount, being the consideration established and agreed to by the related parties.

All of the above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.

ITEM 8.     FINANCIAL INFORMATION

The Company is not aware of any significant change since March 31, 2004 that is not otherwise reported in this filing.

ITEM 9.     THE OFFER AND LISTING

The following table sets forth information relating to the trading of the common shares of the Company (symbol "NTT" prior to February 18, 2003; "NTT.T" February 18, 2003 to August 17, 2003; and "NTT.H" since August 18, 2003) on the TSX-V, the TSX Venture Exchange, Inc. (formerly The Canadian Venture Exchange), for the last five years and on the Over-The-Counter marketplace in the United States (symbol "NTTRF") since trading was initiated. The prices have been adjusted to reflect a one-for-five common share consolidation effective on August 24, 1999.

Period	U.S. OTC High U.S.($)	U.S. OTC Low U.S.($)	TSX-V High CDN($)	TSX-V Low CDN($)

Year ended March 31, 2000	2.12	1.00	3.05	0.25
Year ended March 31, 2001	3.00	0.20	4.50	0.42
Year ended March 31, 2002	0.25	0.011	0.45	0.02
Year ended March 31, 2003	0.10	0.003	0.39	0.01
Year ended March 31, 2004	0.025	0.0048	0.03	0.01
Quarter ended June 30, 2002	0.10	0.08	0.21	0.10
Quarter ended September 30, 2002	0.09	0.06	0.39	0.07
Quarter ended December 31, 2002	0.035	0.003	0.07	0.01
Quarter ended March 31, 2003	0.02	0.01	0.02	0.01
Quarter ended June 30, 2003	0.025	0.025	0.02	0.01
Quarter ended September 30, 2003	0.025	0.01	0.02	0.01
Quarter ended December 31, 2003	0.025	0.01	0.03	0.02
Quarter ended March 31, 2004	0.02	0.0048	0.03	0.03
Quarter ended June 30, 2004	0.01	0.01	0.03	0.025
Month ended January 31, 2004	0.02	0.0048	0.03	0.03
Month ended February 29,2004	0.02	0.02	0.03	0.03
Month ended March 31, 2004	0.02	0.02	0.03	0.03
Month ended April 30, 2004	0.02	0.02	0.03	0.025
Month ended May 31, 2004	0.01	0.01	0.03	0.025
Month ended June 30, 2004	0.01	0.01	0.035	0.025

The closing price of the common shares as quoted on TSX-V on July 6, 2000, the date the Company requested a trading halt in accordance with the TSX-V rules to accommodate the Together Group transaction, was $3.60 (U.S.$2.43) per share. Trading resumed on September 6, 2000 and the closing price on December 1, 2000 was $3.05 (U.S.$2.08) .

ITEM 10.      ADDITIONAL INFORMATION

This Section should be read in conjunction with the Company's Registration Statement "Post Effective Amendment No. 1 to Form 20-F" dated December 12, 2000 and the annual Forms 20-F dated October 4, 2001, September 27, 2002 and September 29, 2003 together with any Amendments thereto.

Material contracts

Stock Purchase Agreement by and between Arizona Outdoor Specialists, Inc. ("Purchaser") and Nettron.Com, Inc ("Seller"), for the sale of the subsidiaries BRI and AOA for consideration of $132,380 payable by the assumption by AOS of certain debt obligations of BRI and AOA amounting to $109,356 and the payment of cash in the amount of $23,024 payable on closing.

Exchange Controls

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser. Accordingly, prospective purchasers of the Company's shares should consult with their own advisors with respect to their individual circumstances.

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements.

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act") and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor's own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company's business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

  an acquisition of common shares by a person in the ordinary course of that person's businessas a trader or dealer in securities;

  an acquisition of control of the Company in connection with the realization of securitygranted for a loan or other financial assistance and not for a purpose related to the provisionsof the Investment Act; and

  an acquisition of control of the Company by reason of an amalgamation, merger,consolidation or corporate reorganization, following which the ultimate direct or indirectcontrol in fact of the Company, through the ownership of common shares, remainedunchanged.

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

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

Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Dividends On The Company's Shares

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

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on the Company's shares.

Disposition Of The Company's Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

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

ITEM     16

A.     Audit Committee Financial Expert

The company has as its audit committee financial expert Mr. Edward D. Ford who is a Canadian Chartered Accountant. He has held these professional qualifications since 1961. During his career Mr. Ford has been an associate, manager and partner of several Canadian professional accounting firms that specialized in audit/assurance, taxation, insolvency and independent business consulting. Additionally he has served as a Chief Financial Officer of several public companies.

B.     Code Of Ethics

The company has not yet adopted a code of ethics. It has no material assets, as it is the development phase. Once it has selected an appropriate project, it will adopt a code of ethics that conforms to usual industry practice.

C.     Principal Accounting Fees And Services

Audit fees of  $4,000 were billed in 2004, and $4,815 in 2003. The principal accountant billed for no other fees in either of those two years.

ITEM 17.     FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors' report of Charlton & Company, independent Chartered Accountants, for the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Auditors' Report.

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.

Consolidated Financial Statements.

Consolidated Balance Sheets as at March 31, 2004 and March 31, 2003.

Consolidated Statements of Operations and Deficit for the years ended March 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002.

Summary of Significant Accounting Policies.

Notes to the Consolidated Financial Statements.

ITEM 18.     FINANCIAL STATEMENTS

Not applicable. See "Item 17. Financial Statements" above.

ITEM 19.     EXHIBITS

Index to Exhibits

Attached hereto are the following exhibits:

12.1	Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.1	Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NETTRON.COM, INC.

Date: July 15, 2004	By:	/s/ Douglas E. Ford

	Name:	Douglas E. Ford
	Title:	Secretary and Director, as
duly authorized signatory

AUDITORS’ REPORT

To:	The Shareholders of Nettron.Com, Inc.

We have audited the consolidated balance sheets of Nettron.Com, Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the two year period ended March 31, 2004 in accordance with accounting principles generally accepted in Canada applied on a consistent basis.

The comparative figures for 2002 were audited by other auditors who expressed their opinion without reservation in their report dated August 27, 2002.

“Charlton & Company”

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 15, 2004

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated July 15, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Charlton & Company”

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 15, 2004

Nettron.Com, Inc.
Consolidated Balance Sheets
As at March 31
(Expressed in Canadian Dollars)

	2004	2003

ASSETS

Current
Cash and term deposits	$-	$7,786
Accounts receivable	2,059	675
	2,059	8,461
Property and equipment (Note 4)	-	10,405
	$2,059	$18,866

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Bank indebtedness	$1,132	$-
Accounts payable and accrued liabilities	179,493	172,097
Shareholder loan	13,690	15,378
	194,315	187,475

Shareholders’ deficiency
Share capital (Note 5)	2,999,420	2,999,420
Deficit, per accompanying statement	(3,191,676)	(3,168,029)
	(192,256)	(168,609)
	$2,059	$18,866

Approved by the Board:

“Douglas E. Ford”	Director	“Larry F. Robb”	Director
Douglas E. Ford		Larry F. Robb

See accompanying notes.	Page F-2

Nettron.Com, Inc.
Consolidated Statements of Operations and Deficit
Years Ended March 31
(Expressed in Canadian Dollars)

	2004	2003	2002

Expenses
Advertising and promotion	$1,045	$289	$-
Amortization	-	4,500	11,575
Consulting	-	-	5,667
Filing and transfer agent fees	9,310	8,260	4,944
Management fees	6,000	4,500	36,000
Office and miscellaneous	217	477	9,359
Professional fees (recovery)	2,360	(104,163)	35,317
Rent	6,000	4,500	17,337
Telephone and utilities	-	-	988
Travel	-	-	360
Website servicing	-	-	1,597
Income (loss) from operations	(24,932)	81,637	(123,144)

Other income (expense)
Interest	-	-	767
Foreign exchange gain (loss)	(953)	796	(14,508)
	(953)	796	(13,741)
Income (loss) from continued operations	(25,885)	82,433	(136,885)
Gain on disposal of discontinued operations	2,238	-	-
Net income (loss) for the year	(23,647)	82,433	(136,885)
Deficit, beginning of year	(3,168,029)	(3,250,462)	(3,113,577)
Deficit, end of year	$(3,191,676)	$(3,168,029)	$(3,250,462)
Net income (loss) per share – basic and diluted
From continued operations	$(0.01)	$0.01	$(0.02)
Discontinued operations (Note 3)	-	-	-
After discontinued operations	$(0.01)	$0.01	$(0.02)
Weighted average shares outstanding	6,435,374	6,435,374	6,447,041

See accompanying notes.	Page F-3

Nettron.Com, Inc.
Consolidated Statements of Cash Flows
Years Ended March 31
(Expressed in Canadian Dollars)

	2004	2003	2002

Cash flows provided by (used in)
Operating activities
Net income (loss) from continued operations	$(25,885)	$82,433	$(136,885)
Items not involving cash:
Amortization of property and equipment in discontinued
operations	-	4,500	11,575
Property and equipment provided in exchange for services	-	-	9,544
	(25,885)	86,933	(115,766)
Changes in non-cash working capital balances
Shareholders’ loan	(1,688)	-	-
Accounts receivable	(1,384)	8,018	3,450
Prepaid expenses	-	-	9,513
Accounts payable and accrued liabilities	20,039	(103,472)	(15,581)
Cash used in continued operations	(8,918)	(8,521)	(118,384)
Cash used in discontinued operations	-	-	-
	(8,918)	(8,521)	(118,384)
Financing activitiy
Proceeds on issuance of shares and share subscriptions	-	15,378	-
Increase (decrease) in cash	(8,918)	6,857	(118,384)
Cash, beginning of year	7,786	929	119,313
Cash (deficiency), end of year	$(1,132)	$7,786	$929

Non-cash investing and financing activities
Property and equipment provided in exchange for
services (Note 4)	$-	$-	$9,544

See accompanying notes.	Page F-4

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles consolidating the accounts of the Company and its wholly-owned subsidiary, Nettron Media Group, Inc. (collectively referred to as “The Company”). Nettron Media Group Inc. was incorporated on May 8, 1999.

Effective March 24, 2004, the Company disposed of its interest in the wholly-owned subsidiary, Nettron Media Group, Inc. (“Nettron Media”). The comparative financial results of Nettron Media for the year ended March 31, 2004 have been segregated and presented as discontinued operations on the statement of operations and deficit and cash flows. With the disposition of Nettron Media, the Company has no established source of revenue and thus has returned to the development stage.

All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided on property and equipment at the following annual rates, not exceeding the estimated useful lives of the property and equipment.

          Controllers - 30% diminishing balance basis

	(c)	Revenue recognition No revenue has yet been recognized from the Company’s interactive dating service operations. Activity in this business was discontinued March 24, 2004.

	(d)	Foreign currency transactions and translation Amounts denominated in US dollars have been translated into Canadian dollars as follows:

		(a)	monetary assets and liabilities at the year end exchange rates;

		(b)	non-monetary assets and liabilities, including related amortization at exchange rates approximating those prevailing on the dates of the transactions; and

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	Significant Accounting Policies (continued)
(c) revenue and expense items at the average rate of exchange during each year.

All exchange gains and losses are charged to operations. Exchange rates in effect during the years covered by these financial statements are as follows:

	2004	2003	2002

Year end	1.3081	1.4716	1.5953
Average	1.353	1.5497	1.5655

(e)

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

(f)

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

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 612,500 (2003- 612,500, 2002 – 612,500) are only included in the computation of diluted earnings per share to the extent they are dilutive.

(g)

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

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	Significant Accounting Policies (continued)

(h)

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

2.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web”. With the sale of Bikestar and Arizona Outback, in January 2001, the Company’s principal business is now located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at March 31, 2004, due to difficulties encountered in raising financing, the Company has discontinued its activity in the interactive dating service business and has accumulated losses totalling $3,191,076 and had a working capital deficiency of $192,256. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

3.

Dispositions

On March 24, 2004 , the Company made the decision to abandon and therefore discontinue the operations of its wholly owned subsidiary, Nettron Media Group. The financial results of Nettron Media Group have been segregated and presented as a discontinued operations on the statement of operations and deficit and cash flows. The statement of operations for the year ended March 31, 2004 include a loss on the write-off of property and equipment and gain on the abandonment of the accounts payable. The results of discontinued operations are summarized as follows;

	2004	2003	2002

Revenue	$-	$-	$-

Loss from operations	(4,500)	-	-

Loss on write-off of property and equipment	(5,905)	-	-
Forgiveness of debt	12,643	-	-
Gain on disposal of discontinued operations	2,238	-	-
Gain on disposal of discontinued operations	$2,238	$-	$-

Loss per share from discontinued operations is summarized
as follows:
from operations	$-	$-	$-
on disposal of net property	-	-	-
	$-	$-	$-

The consolidated balance sheets do not include any net assets related to the discontinued operations.

4.	Property and equipment

		2004		2003
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Amount	Amount

Controllers	$-	$-	$-	$10,405

During the year ended March 31, 2002, equipment with a net book value of $9,544 (which approximated market value) was sold to an officer in exchange for services and the reimbursement of expenses paid for on behalf of the Company.

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

5.	Share Capital Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value Issued: Common shares

	Number of
	Shares	Amount

Balance, April 1, 2001	6,715,374	$2,999,420
Escrow shares cancelled during the year (Note 5(b))	(280,000)	-
Balance, March 31, 2002	6,435,374	2,999,420
Issued during the year	-	-
Balance, March 31, 2003	6,435,374	2,999,420
Issued during the year	-	-
Balance, March 31, 2004	6,435,374	2,999,420

(a)
Included in share capital are shares held in escrow under two escrow agreements pursuant to requirements of securities regulatory authorities in Canada. Changes in the escrow shares for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Number of Escrow Shares

	First	Second
	Agreement	Agreement	Total

March 31, 2001	177,778	292,032	469,810
Released in year	(177,778)	-	(177,778)
Cancelled in year	-	(280,000)	(280,000)
March 31, 2002	-	12,032	12,032
Released in year	-	(12,032)	(12,032)
March 31, 2003	-	-	-
Released in year	-	-	-
Balance, March 31, 2004	-	-	-

(i)
Pursuant to the first escrow agreement, the release of these shares occurred in each of the three years ended March 31, 2002 with the consent of the Executive Director of the Alberta Securities Commission.

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

5.	Share Capital (continued)

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

(b)
No common shares were issued during the year ended March 31, 2004. However, pursuant to a private placement of common shares at US $0.05 per share announced August 16, 2002. The Company has received US $11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. Regulatory approval has not yet been received.

(c)

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

Stock option transactions during the years ended March 31, 2004, 2003 and 2002 were as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Number of options outstanding March 31, 2001	612,500	$0.70
Granted	-	-
Exercised	-	-
Number of options outstanding March 31, 2002	612,500	0.70
Granted	-	-
Exercised	-	-
Number of options outstanding March 31, 2003	612,500	0.70
Granted	-	-
Exercised	-	-
Number of options outstanding March 31, 2004	612,500	$0.70

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

5.	Share Capital (continued)

Stock options outstanding at March 31, 2004 are summarized as follows:

Expiry Date	Exercise Price	Stock Options

September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000
		612,500

As at March 31, 2004, $612,500 (2003 - $612,500, 2002 - $612,500) of the outstanding stock options were fully vested and exercisable.

(d)	Warrants A summary of the changes in share purchase warrants during the years ended March 31, 2004, 2003 and 2002 are as follows:

Weighted
	Number of	Average
	Warrants	Exercise Price

Outstanding March 31, 2001	1,361,644	$0.50
Expired	(1,361,644)	0.50
Outstanding March 31, 2002	-	-
Granted	-	-
Outstanding March 31, 2003	-	-
Granted	-	-
Outstanding March 31, 2004	-	$-

6.	Income Taxes The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2004	2003

Net operating losses	$877,170	$886,066
Net capital losses	270,063	270,063
Valuation allowance	(1,147,233)	(1,156,129)
Future tax assets (liability)	$-	$-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

6.

Income Taxes (continued)

The Company has non-capital losses available for income tax purposes in Canada and the United States totalling $2,331,660 (2003 - $2,355,307, 2002 - $2,442,240) which expire in various amounts from 2005 to 2012. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,435,740 which are available to reduce capital gains in future periods.

7.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. As at March 31, 2004, 2003, and 2002, the fair value of cash, receivables and accounts payable and accrued liabilities approximate their carrying value due to the immediate short-term maturity of these instruments.

Financial assets and liabilities are denominated in the following currencies:

	2004		2003
	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities

U.S. dollar	$-	$-	$4,830	$11,761
Canadian dollar	2,059	194,315	3,631	175,714
	$2,059	$194,315	$8,461	$187,475

8.	Related Party Transactions Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	(a)	Included in accounts payable and accrued liabilities is $106,039 (2003 - $93,619, 2002 - $83,768) due to directors and companies controlled by directors.

	(b)	During the three-year period ended March 31, 2004, the Company paid fees to directors and companies controlled by directors for the following services:

	2004	2003	2002

Consulting	$-	$-	$5,000
Management fees	6,000	4,500	36,000
Rent	6,000	4,500	3,179
Office and miscellaneous	-	394	2,564

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
March 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

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

10.

United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conform in all material respects with those of the United States (“US GAAP”) and with the requirements of the Securities and Exchange Commission (“SEC”).