Form 20-F
period 2005-03-31
VALCENT PRODUCTS INC.
filed 2005-10-13
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR.

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________.

For the transition period from __________________ to ________________.

Commission File Number: 0-30858

VALCENT PRODUCTS INC.
Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

420 - 475 Howe Street, Vancouver
British Columbia V6C 2B3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	None
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at March 31, 2005 - 6,435,374.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.   ☒ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS IN THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities plan confirmed by a court.    Yes ☐ No ☐

PART I

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This Form 20-F, press releases and certain information provided periodically in writing or orally by our officers or our agents contain statements which constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “intend”, “plan”, “goal”, and similar expressions and variations thereof are intended to specifically identify forward-looking statements. These statements appear in a number of places in this Form 20-F and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of us, our directors or our officers, with respect to, among other things: (i) our liquidity and capital resources, (ii) our financing opportunities and plans, (iii) our ability to attract customers to generate revenues, (iv) competition in our business segment, (v) market and other trends affecting our future financial condition or results of operations, (vi) our growth strategy and operating strategy, and (vii) the declaration and/or payment of dividends.

Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, those set forth in Part I, Item 3, Subsection D of this annual report on Form 20-F, entitled “Risk Factors” and Part I, Item 5, entitled “Operating and Financial Review and Prospects”. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this annual report on Form 20-F after the date of this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements and related notes for the preceding five years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. Effective March 24, 2004, we disposed of our interest in Nettron Media Group, formerly our wholly-owned subsidiary. The comparative financial results of Nettron Media Group for the year ended March 31, 2004 have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in our audited financial statements. Effective January 1, 2001 we sold our interest in two wholly-owned subsidiaries, Bikestar Rentals Inc. and Arizona Outback Adventures, LLC. The comparative financial results of Bikestar Rentals Inc. and Arizona Outback Adventures, LLC, from the date of acquisition have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in our audited financial statements. The assets and liabilities of Bikestar Rentals Inc. and Arizona Outback Adventures, LLC, for periods prior to disposition have not been segregated in the Balance Sheets. For comparative purposes this selected financial data for the years ended March 31, 2001, 2002, 2003, 2004 and 2005 is also presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, which, as set forth in Note 8, conform in all material respects with those of the United States and with the requirements of the Securities and Exchange Commission.

Valcent Products Inc. Selected Financial Data (Expressed in Canadian Dollars)	March 31,	March 31,	March 31,	March 31,	March 31,
	2005	2004	2003	2002	2001
	12 Months	12 Months	12 Months	12 Months	12 Months
Net Operating Revenues per Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00
Loss (Income) from operations Canadian GAAP	$45,694	$25,885	$(81,637)	$123,144	$1,376,165
Loss (Income) from operations U.S. GAAP	$45,694	$25,885	$(81,637)	$123,144	$1,550,594
Loss (Income) from continued operations per Canadian GAAP	$45,694	$25,885	$(82,433)	$136,885	$1,308,481
Loss (Income) from discontinued operations per Canadian GAAP	$45,694	$2,238	$(0.00)	$0.00	$268,605
Net (Income) loss per Canadian GAAP	$45,694	$23,647	$(82,433)	$136,885	$1,577,086
Loss from continued operations per U.S. GAAP	$45,694	$25,885	$(82,433)	$136,885	$1,482,910
Loss from discontinued operations per U.S. GAAP	$0.00	$(2,238)	$0.00	$0.00	$518,284
Net loss per U.S. GAAP	$15,694	$23,647	$(82,433)	$136,885	$2,001,194
Loss (Income) per share from continued operations, Canadian GAAP	$0.01	$0.01	$(0.01)	$0.02	$0.21

Loss per share from discontinued operations, Canadian GAAP	$0.01	$0.01	$0.00	$0.00	$0.04
Loss (Income) per share after discontinued operations, Canadian GAAP	$0.00	$(0.00)	$(0.01)	$0.02	$0.25
Loss (Income) per share from continued operations, U.S. GAAP	$0.01	$0.01	$(0.01)	$0.02	$0.25
Loss (Income) per share from discontinued operations, U.S.GAAP	$0.00	$0.01	$0.00	$0.00	$0.09
Loss (Income) per share after discontinued operations, U.S. GAAP	$0.01	$0.01	$(0.01)	$0.02	$0.34
Share capital per Canadian GAAP	$2,999,420	$2,999,420	$2,999,420	$2,999,420	$2,999,420
Share capital per U.S. GAAP	$2,999,420	$2,999,420	$3,383,540	$3,383,540	$3,383,540
Common shares issued	6,435,374	6,435,374	6,435,374	6,435,374	6,715,374
Weighted average shares outstanding per Canadian GAAP	6,435,374	6,435,374	6,435,374	6,447,041	6,184,074
Weighted average shares outstanding per U.S. GAAP	6,435,374	6,435,374	6,435,374	6,447,041	5,904,074
Total Assets per Canadian GAAP	$936	$2,059	$18,866	$24,527	$176,993
Total Assets per U.S. GAAP	$936	$2,059	$18,866	$24,527	$176,993
Net assets (liabilities) per Canadian GAAP	$(237,950)	$192,256	$(168,609)	$(251,042)	$(114,157)
Net assets (liabilities) per U.S. GAAP	$(237,950)	$192,256	$(168,609)	$(251,042)	$(114,157)
Convertible debentures (current and long term portions) per U.S. GAAP )	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Dividends Declared per common shares, Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00
Exchange Rates (CND to USD) Period Average	$0.7824	$0.7393	$0.6797	$0.6388	$0.6650

Exchange Rates (CND to USD)	Period	Period
for six most recent months	High	Low

April 2005	$0.8286	$0.7923
May 2005	$0.8091	$0.7851
June 2005	$0.8173	$0.7915
July 2005	$0.8316	$0.8008
August 2005	$0.8443	$0.8126
September 2005	$0.8606	$0.8373
Exchange Rate (CND to USD) October 3, 2005	$0.8598

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

Our business entails a significant degree of risk, and an investment in our securities should be considered highly speculative. An investment in our securities should only be undertaken by persons who can afford the loss of their entire investment. The following is a general description of material risks, which may adversely affect our business, our financial condition, including liquidity and profitability, and out results of operations, ultimately affecting the value of an investment in shares of our common stock.

General Business Risks

We are a development stage company and based on our historical operating losses and negative cash flows from operating activities there is uncertainty as to our ability to continue as a going concern.

We have a history of operating losses and negative cash flows from operating activities, resulting in our continued dependence on external financing arrangements and raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our security holders losing their entire investment. Our financial statements which have been prepared in accordance with Canadian generally accepted accounting principles, contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will affect our ability to continue as a going concern. In the event that we are unable to achieve or sustain profitability or are otherwise unable to secure additional external financing, it is likely to have a material adverse effect on our business, our financial conditions, including liquidity and profitability, and our results of operations.

From inception, we have historically generated minimal revenues while sustaining substantial operating losses and we anticipate incurring continued operating losses and negative cash flows in the foreseeable future resulting in uncertainty of future profitability and limitation on our operations.

From inception, we have generated minimal revenues and experienced negative cash flows from operating losses. We anticipate to continue to incur such operating losses and negative cash flows in the foreseeable future, and to accumulate increasing deficits as we increase expenditures for (i) technology, (ii) infrastructure, (iii) research and development, (iv) sales and marketing, (v) interest charges and expenses related to previous equity and debt financings, and (v) general business enhancements. Any increases in our operating expenses will require us to achieve significant revenue before we can attain profitability. Consequently, we cannot assure you that we will be able to achieve profitability or raise sufficient funding to cover our losses and as such we may not be able to continue as a going concern.

Our accumulated deficit makes it more difficult to borrow funds.

As of the year ended March 31, 2005, and as a result of historical operating losses, our accumulated deficit was $3,237,370. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, for this reason the extent of our accumulated deficit coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. An inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, will likely have a materially adverse effect on our business, our financial condition, including liquidity and profitability, our results of operations and may impact our ability to continue as a going concern.

Our Limited Experience as a Publicly-Traded Company in the United States May Increase our Expenses and Place Significant Demands on Our Management.

We have only limited experience as a publicly-traded company in the United States, and as such responding to our regulatory and reporting obligations could increase our general and administrative costs and place substantial time demands on our management. We anticipate that our regulatory and reporting obligations will require further expenditures to train personnel and retain appropriate legal and accounting professional services, and to the extent that these expenditures precede or are not subsequently followed by revenues, our business, our financial condition, including liquidity and profitability, and our results of operations may be materially and adversely affected.

Risks Associated With Our Business and Industries

We face serious competition in our business segments.

The market for our products rapidly evolves and is intensely competitive as new consumer retail products are regularly introduced. Competition in our market segments is based primarily upon:

•	Brand name recognition;

•	Availability of financial resources;

•	The quality of products;

•	Reviews received for products from independent reviewers who publish in magazines, websites, Newspapers and other industry publications;

•	Availability of access to retail shelf space;

•	The price of each product; and

•	The number of products then available

We face competition from other consumer retail manufacturers, all of whom generally sell through the same combination of channels same as we intend to, including retail, wholesale, direct response and online marketing sales.

To remain competitive in our market segments we rely heavily upon what we believe to be our superior product quality, marketing and sales abilities, proprietary technology, product development capabilities and our management’s experience. However, there can be no assurance that we will be able to effectively compete in these intensely competitive markets. Moreover, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than we can. Further, we believe that competition from new entrants will increase as the market for each of our products expands. If our product lines are not successful, our business, our financial condition, including liquidity and profitability, and our results of operations will be negatively impacted.

Our intellectual property may not be adequately protected from unauthorized use by others, which could increase our litigation costs and adversely affect our sales.

Our intellectual property is the most important assets that we possess in our ability to generate revenues and profits, and we rely very significantly on these intellectual property assets in being able to effectively compete in our market. There can be no assurance that our intellectual property rights in this regard will provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and a reduction in our own sales. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. We may not have adequate remedies if our proprietary content is appropriated.

If our products infringe upon any proprietary rights of others, a lawsuit may be brought against us that could require us to pay large legal expenses and judgments and redesign or discontinue selling one or more of our products.

We are not aware of any circumstances under which our products infringe upon any valid existing proprietary rights of third parties. Any infringement claims, however, whether or not meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. If we are found to have infringed the proprietary rights of others, we could be required to pay damages, redesign our products or discontinue their sale. Any of these outcomes, individually or collectively, could have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

If our Ultrasonic Skincare System is classified as a medical device and we fail to obtain and maintain the necessary United States Food and Drug Administration clearances for our Ultrasonic Skincare System, our business will be adversely affected.

While we do not believe that our Ultrasonic Skincare System is a medical device as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act, there can be no assurance that our Ultrasonic Skincare System will not be classified as a medical device and subject to regulation by the Food and Drug Administration or other federal, state and local authorities. These regulations relate to the manufacture, labeling, sale, promotion, distribution, import and export and shipping of products that are deemed medical devices. In the United States, before a new medical device may be marketed the manufacturer must first receive, unless there exists an applicable exemption, either clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act or premarket approval from the Food and Drug Administration. The Food and Drug Administration’s 510(k) clearance process usually takes anywhere from three to twelve months, or longer, while the process of obtaining premarket approval is much more costly and uncertain and generally takes from one to three years, or longer.

To obtain premarket approval and, in some cases, a 510(k) clearance, a manufacturer must conduct controlled clinical trials designed to test the safety and effectiveness of the medical device. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining Food and Drug Administration approval or clearance. If we conduct clinical trials of the Sonic Skincare System, they may be delayed or halted, or be inadequate to support approval or clearance, for numerous reasons, including:

•	Food and Drug Administration, other regulatory authorities or an institutional review board placing a clinical trial on hold;

•	Patients not enrolling in clinical trials, or patient follow-up not occurring, at the rate we expect;

•	Patients not complying with trial protocols;

•	Institutional review boards and third party clinical investigators delaying or rejecting our trial protocol;

•
Third party clinical investigators declining to participate in a trial or not performing a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or other FDA requirements;

•	Third party organizations not performing data collection and analysis in a timely or accurate manner;

•
Regulatory inspections of our clinical trials or manufacturing facilities, among other things, requiring us to undertake corrective actions or suspend or terminate our clinical trials, or invalidate our clinical trials;

•	Changes in governmental regulations or administrative actions; and

•	The interim or final results of clinical trials being inconclusive or unfavorable as to safety or effectiveness.

Medical devices may be marketed only for the indications for which they are approved or cleared. The Food and Drug Administration may not approve or clear indications that are necessary or desirable for successful commercialization of our Sonic Skincare System. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval and our clearances can be revoked if safety or effectiveness problems develop. If this occurs, our financial condition, including liquidity and profitability, and our results of operations may be materially and adversely affected.

If we are unable to successfully break into new markets, implement our growth strategy or manage our business as it does grows, our future operating results could suffer.

We face several challenges in entering each of the consumer retail markets for our respective products, including the end users’ lack of awareness of our company and our product lines, difficulties in hiring and retaining representative personnel in each of our respective markets and problems associated with our unfamiliarity with local market conditions and market demographics. Each market we enter may also have different competitive conditions, consumer tastes and discretionary spending patters. To the extent that we are not able to meet these new challenges, our business, our financial condition, including liquidity and profitability, and our results of operations may be materially and adversely affected.

Changes in consumer preferences or discretionary spending patters may negatively affect our future operating results.

Our continued success will depend, in part, on the popularity of our product lines. Any shift in consumer preferences could have a material adverse affect on our future profitability. Our success also depends to some extent on a number of factors affecting discretionary consumer spending, including, among others, the following:

•	The availability of adequate financing;

•	Our ability to develop an organizational infrastructure and effective management systems;

•	The success of our advertising and marketing plans;

•	Market acceptance and general consumer demand for our products;

•	The performance of our products;

•	Our ability to effectively distribute our products;

•	The introduction of products that compete with our own;

•	The adoption of new disclosure and/or corporate governance requirements associated with the maintenance of our status as a publicly reporting issuer;

•	Potential lawsuits involving our products or other matters; and

•	General business and economic conditions;

Consumer purchases of discretionary items, including our product lines, could decline during periods when disposable income is lower or actual or perceived unfavorable economic conditions exist. If this occurs, our financial condition, including liquidity and profitability, and our results of operations may be materially and adversely affected.

We may be subject to adverse publicity or claims by consumers arising out use of our product lines.

We may be subject to complaints from or litigation by consumers relating to quality, health or operational aspects of our product lines. We cannot assure you that we will not be subject to such claims or that we will be successful in defending any such claims should they arise. Any litigation, regardless of the outcome, would entail significant costs and use of management time which could impair our ability to generate revenue and profit. In the event that we are found liable with regard to a claim arising out of any of our product lines our financial condition, including liquidity and profitability, and our results of operations may be materially and adversely affected.

If we enter foreign markets, as we intend to, we may be subject to additional risks.

Our license agreement with MK Enterprises LLC grants us exclusive distribution rights worldwide. While we do not presently intend to market our products outside of North America, we do intend to eventually enter consumer retail markets in both Europe and Asia. Risks associated with marketing our product lines in foreign countries include, among other, the following:

•
Our ability to develop and maintain relationships with distributors and manufacturers who are familiar with local market conditions and market demographics and are able to generate an effective marketing strategy

•	Foreign government laws, decrees, regulations or other legislation relating to the nature of our product lines, labor relations, or our relations with foreign distributors and dealers;

•	The effect of uncertain economic conditions and an uncertain global political environments, including foreign preferences for, or aversions to, products from North American companies;

•	Fluctuations in currency exchange rates which could affect both our ability to sell our product lines and our ability to generate profits from sales; and

•	Difficulties in maintaining the uniform standards, controls, procedures and policies in effect in different countries.

If these, or other risks which we have not anticipated, materialize they may have a material and adverse affect on our financial condition, including liquidity and profitability, and our results of operations.

The loss of one or more of our senior management or key personnel may adversely affect our operations and could lead to loss of clients and proprietary information.

Our business, success, growth, operating results and financial condition, including liquidity and profitability, is dependent upon the skills, experience, efforts, performance and abilities of our senior management and other key personnel. If any members of our management or key personnel were to leave, our business, our financial condition, including liquidity and profitability, and our results of operations will likely suffer. Furthermore, if we lose any members of our management or key personnel, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices, procedures or client lists by such former management or personnel. Any disclosure or use of such information would likely have a materially adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

We face substantial competition in attracting and retaining qualified personnel and may be unable to develop and grow our business if we cannot attract and retain such qualified personnel.

Our success, to a large extent, depends upon our ability to attract, hire and retain highly qualified and knowledgeable personnel who possess the skills and experience necessary to satisfy our business and client service needs. Our ability to attract and retain key personnel with the requisite skills and experience will depend on numerous factors, including our ability to offer competitive salaries, benefits and professional growth opportunities. Furthermore, we may be required to invest significant time and resources to attract and retain additional personnel. Many companies with which we will compete for experienced personnel have greater financial resources and name recognition than we do. Moreover, an important component to the overall compensation offered to our personnel will be equity. If our stock prices do not appreciate over time, it may be difficult to attract and retain key personnel. An inability to attract or retain the services of key personnel will likely have a materially adverse effect on our business, our financial condition, including liquidity and profitability, our results of operations and may impact our ability to continue as a going concern.

Risks Associated with an Investment in Our Common Stock

We face serious financial penalties for our continuing failure to meet our registration obligations under the terms of a recent series of related private offering transactions.

During the period of July 25, 2005 through August 5, 2005 we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we agreed to issue, in the aggregate, USD $1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,702,924 shares of common stock at a price per share of USD $0.50, and (ii) up to an additional 1,702,924 shares of common stock at a price per share of USD $1.00. In conjunction with these private offering transactions we paid a finders’ fees of (i) USD $127,720 in cash, representing 10% of the gross proceeds realized, (ii) 425,735 shares of common stock, (iii) three year warrants to purchase up to 255,440 shares of common stock at a price per share of USD $0.50 and (iv) three year warrants to purchase up to 425,733 shares of common stock at a price per share of USD $0.75. We also agreed to certain registration rights for each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transactions, by filing a registration statement on Form F-1 covering the shares underlying the convertible notes and the warrants within sixty days of the closing date, or by September 27, 2005. Under the terms of these private offering transactions, we have until January 25, 2006 to cause such registration statement to be declared effective by the SEC. Furthermore, in accordance with the terms of these private offering transactions, any delays in meeting this obligation subjects us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay.

As of the date of the filing of this annual report on Form 20-F, the registration statement on Form F-1 has not yet been filed. Penalties continue to accrue as we have experienced ongoing delays as a consequence of our having recently undergone a significant restructuring and change in business direction, and certain information pertaining to which is necessary for preparing a complete and accurate Form F-1 and which could not be obtained within the prescribed period. Although there can be no assurance, management is hopeful that we will be able to cause the registration statement to be filed within the next several weeks and that, because of their interest in our financial prosperity, we will be able to obtain an agreement with the syndicated group of institutional and other investors with respect to accruing penalties such that any amounts owed by us as of the time the registration statement is filed can be paid by us in installments over time on the basis of a schedule that we will be able to meet without undue financial hardship. If we are unsuccessful in causing the registration statement to be filed or to be subsequently declared effective by the SEC, however, it is likely to have a very material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

Unless an active trading market develops for our securities, you may not be able to sell your shares.

We are a reporting company and our common stock are listed on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.) under they symbol “VCTPF”, however there is no active trading market for our common stock. There can be no assurance that an active trading market will ever develop for our common stock or, if it does develop, that it will be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

You may have difficulty reselling share of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company, and depending on when you determine to sell, you may not be able to obtain a price at or above the price you paid.

Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock trades on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the Nasdaq National Market, you may have difficulty reselling any of the shares of our common stock that you may own.

Our common stock is subject to the “penny stock” regulations, which is likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on national securities exchanges or quoted on the Nasdaq National Market. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks and making it more difficult for investors to sell their shares. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	Deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	Provide the customer with current bid and offer quotations for the penny stock;

•	Explain the compensation of the broker-dealer and its salesperson in the transaction;

•	Provide monthly account statements showing the market value of each penny stock held in the customer’s account; and

•	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Our stock price could be volatile, and your investment could suffer a decline in value.

The trading price of our common stock is likely to be highly volatile and could be subject to extreme fluctuations in price in response to various factors, many of which are beyond our control, including:

•	The trading volume of our shares;

•	The number of securities analysts, market-makers and brokers following our common stock;

•	Changes in, or failure to achieve, financial estimates by securities analysts;

•	New products introduced or announced by us or our competitors;

•	Announcements of technological innovations by us or our competitors;

•	Actual or anticipated variations in quarterly operating results;

•	Conditions or trends in our business industries;

•	Announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	Additions or departures of key personnel;

•	Sales of our common stock; and

•	Stock market price and volume fluctuations of publicly-traded, particularly microcap, companies generally.

The stock market has recently experienced significant price and volume fluctuations. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted above, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulation. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

We do not intend to pay any common stock dividends in the foreseeable future.

We have never declared or paid a dividend on our common stock and because we have very limited resources and a substantial accumulated deficit we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock.

Future issuances of our common stock may depress our stock price and dilute your interest.

We may want to issue additional shares of our common stock in future financings or may grant stock options to our employees, officers, directors and consultants under our stock incentive plan. Any such issuances could have the effect of depressing the market price of our common stock and, in any case, would dilute the interests of our shareholders. In addition, we could issue serial preferred stock having rights, preferences and privileges senior to those of our common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could depress the value of our common stock and could reduce or eliminate the amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation.

ITEM 4. INFORMATION ON OUR COMPANY

HISTORY AND DEVELOPMENT OF OUR COMPANY

At present, we are a development-stage company focusing on the refinement and manufacture of a line of unrelated consumer retail products, which we intend to begin marketing and distributing prior to the end of the current fiscal year.

We were originally incorporated on January 19, 1996 in accordance with the provisions of the Business Corporations Act (Alberta), as 681673 Alberta Ltd. By Certificate of Amendment, issued March 13, 1996, we changed our name from 681673 Alberta Ltd. to Ironclad Systems Inc.

On October 23, 1996, we completed a public offering and our common shares commenced trading as a junior capital pool company on the Alberta Stock Exchange (which subsequently became part of the TSX Venture Exchange, Inc. (the “TSX-V”)). In connection with this public offering we amended our Certificate of Incorporation, on August 19, 1996, to remove certain technical restrictions applicable only to privately held entities.

On June 30, 1998, we completed the acquisition of Good Times Roll Bicycle Rentals Inc., a bicycle rental business operating through hotels in Canada and the United States, and originally incorporated on June 15, 1994 under the Company Act (British Columbia). We acquired 100% of the issued and outstanding common and preferred shares of Good Times Roll Bicycle Rentals Inc., in exchange for the issuance of 427,296 of our common shares and the execution of an assumption agreement by and among ourselves, Good Times Roll Bicycle Rentals Inc. and its creditors, whereby we assumed, and settled through issuance of 160,000 common shares and $200,000 of convertible debentures, a total of $400,000 in debt owed by Good Times Roll Bicycle Rentals Inc.

Also on June 30, 1998, we completed the acquisition of Arizona Outback Adventures LLC, an adventure tours company originally organized as an Arizona limited liability company on April 13, 1996, offering tours of Arizona that ranged from guided hiking and biking tours to multiple-day adventure Eco-tours to the Grand Canyon. We acquired 100% of the shares of Arizona Outback Adventures LLC, for $1 plus the assumption of $9,054 in net liabilities.

By Certificate of Amendment, issued June 30, 1998, we changed our name from Ironclad Systems Inc. to Bikestar Inc., and by Certificate of Amendment, issued October 28, 1999, Good Times Roll Bicycle Rentals Inc. changed its name to Bikestar Rentals Inc.

On January 1, 2001, we disposed of our interest in Arizona Outback Adventures LLC and Bikestar Rentals Inc. The total proceeds of the sale of all issued and outstanding capital stock to a single purchaser were approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the disposal, on April 10, 2001, we cancel 280,000 common shares held in escrow.

The comparative financial results of Arizona Outback Adventures LLC and Bikestar Rentals Inc. from their respective acquisition dates have been segregated and presented as discontinued operations in our audited financial statements. Combined revenues from these activities were $419,486 at the year ended March 31, 2001

In 1999, our management identified the internet as a preferred platform for our global consumer and business strategy and in response, on May 8, 1999, we incorporated Nettron Media Group Inc., as a wholly-owned subsidiary under the laws of the State of Texas. Nettron Media Group Inc. was a marketing enterprise focused on products and services that could be marketed through the internet as well as through traditional point of sale, telecommunications, voicemail and “bricks and mortar” business channels. Nettron Media Group Inc.’s primary product was Cupid’s Web an interactive online dating and marketing service.

By Certificate of Amendment issued July 8, 1999, we changed our name from Bikestar Inc. to AdventurX.Com, Inc., but due to confusion with another company of similar name, on September 28, 1999 we again changed our name from AdventurX.Com to Nettron.Com, Inc.

On July 7, 2000, we announced the signing of an agreement in principle to purchase a 100% interest in a group of companies that operated the “The Right One” and “Together” dating service master franchises worldwide, including fourteen existing franchise operations (with the right to develop further franchises) and a 100% interest in each of Single File Magazine, Eight Friends Out dating service, and three dating websites (collectively the “Together Group”), in exchange for a combination of cash payments, issuance of common shares and debt, and the assumption of certain debts of the Together Group. We bore all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

On February 18, 2002, due to general weakness in equity markets, we witnessed a severe drop in interest in the “dot com” world and in equity financings in general for emerging growth companies. Caught precisely in the middle of this market meltdown, and while many attempts were made to renegotiate the terms of the Together Group acquisition we announced that the transaction originally disclosed July 7, 2000 was effectively terminated. Effective March 24, 2004, we disposed of our interest in Nettron Media Group Inc.

On August 24, 1999, we consolidated our common shares on a basis of one new share for each five old shares and on May 3, 2005, we again consolidated our common shares on a basis of one new share for each three old shares. Unless otherwise noted, all references to the number of common shares in this annual report for the fiscal year ended March 31, 2005, on Form 20-F are stated on a post consolidation basis. Per share amounts have also been restated for the share consolidation.

By Certificate of Amendment issued April 15, 2005, we changed our name from Nettron.Com, Inc. to Valcent Products Inc., and on May 3, 2005 we delisted from the TSX-V, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”.

On August 5, 2005 we announced the completion of a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise products and a right of first offer on future products.

Our registered and records office is located at 3100, 324-8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and our principal executive offices are located at 420-475 Howe Street, Vancouver, British Columbia V6C 2B3. Our telephone number is (604) 606-7979.

BUSINESS OVERVIEW

We are a development-stage company focused on the refinement and manufacture of a line of unrelated consumer retail products, which we anticipate to being marketing and distributing prior to the conclusion of the current fiscal year.

Products

Our objective is to become a leading provider of consumer retail products in each of the respective markets for our product lines. To that end, we intend to use retail, wholesale, direct response and online marketing to promote our products, initially concentrating on North America and ultimately expanding into the European and Asian markets.

Current product lines under development include:

The Ultrasonic Skincare System

Regular deep cleaning of the surface of facial skin has been shown to improve overall appearance, reduce fine lines, improve blood flow, stimulate collagen fibers and in general reduce the visible effects of aging. Our Ultrasonic Skincare System is a personal hygiene product designed to facilitate the action of skin cleaners and moisturizers through the application of ultrasonic vibrations by means of a disposable head attached a base device.

The Ultrasonic Skincare System has three settings, one intended for daily cleaning, one for deep moisturizing and one intended for weekly exfoliation. Each setting will have a corresponding detachable and disposable applicator pad, designed for one use. As a final product, the Ultrasonic Skincare System will include interchangeable attachments and accessories, as well as an initial supply of disposable applicators. The system is compact, self-contained and powered by rechargeable batteries. It will be sold with cleansers and creams designed to maximize its desirable effects, but can also be used with water or any other cleanser intended for facial use. Although there can be no assurance, we anticipate that our ultrasonic skincare system will be priced at retail at approximately $149.95 per unit.

The Dust Wolf

Our Dust Wolf is a vacuum attachment intended for use in dusting and cleaning difficult, uneven or textured surfaces. The Dust Wolf is ergonomically designed and contains a non-motorized dual impeller brush system which rotates as a result of negative air pressure. As the Dust Wolf’s brush revolves its long fibers develop a slight electrostatic charge and attract dust particles which then travel to the inside of the unit’s cover where the fibers hit a receptacle, knocking the dust particles free and allowing them to be sucked into the vacuum. Our Dust Wolf is suitable for use with, among other items, Venetian blinds, shutters, computer keyboards, piano keys, lampshades, chandeliers, picture frames, television and computer screens and vehicle dashboards. Although there can be no assurance, we anticipate that our Dust Wolf will be priced at retail at approximately $24.95 per unit.

The Tomorrow Garden Kit

Our Tomorrow Garden Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. The Tomorrow Garden Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow Garden Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs, such as lemon basil, lime basil, grapefruit mint and chocolate mint. Although there can be no assurance, we anticipate that our Tomorrow Garden Kit will be priced at retail at approximately $29.95 per unit.

Our Potential Markets

The Ultrasonic Skincare System

The skincare market is one of the largest and fastest growing market segments in the world today. In 1998, Johnson & Johnson estimated the annual global skincare market at approximately $48 billion dollars. Between 1996 and 2001, the facial skincare market segment itself saw a 41.1% growth rate extending across all demographic boundaries. In 2002, the United States became the single largest facial skincare market in the world by surpassing Japan. The United States and Japan alone account for well over one third of global skincare sales. Although there can be no assurance, we believe that our Ultrasonic Skincare System has the potential to become a leader among products in the global skincare market.

The Dust Wolf

Vacuuming is part of the daily cleaning regimen in many commercial, institutional and domestic settings. Vacuuming can account for a substantial portion of time and labor associated with cleaning and to make the most of time spent vacuuming many vacuum and cleaning product manufacturers offer various tools and accessories to expand a vacuum’s abilities beyond the floor. Although there can be no assurance, we believe that our Dust Wolf has the potential to become a leader among new and replacement vacuum accessories in both the industrial and domestic market segments.

The Tomorrow Garden Kit

Culinary and exotic herbs in fresh, dried, frozen, powdered and canned forms are primarily used in the retail and food services markets, where local products and imports have traditionally met demand. Although there can be no assurance, we believe that our Tomorrow Garden Kit has the potential to become a leader in the retail and food services markets by offering fresh herbs in market segments where they may not otherwise be available without considerable expense.

Marketing and Advertising

We will endeavor to create strong brands for each of our product lines and generally market our products through:

•	Print advertising;

•	Infomercials and home shopping television;

•	Celebrity endorsements;

•	Internet websites;

•	Product sampling campaigns;

•	In-store promotions, displays and retailer assisted co-operative advertising;

•	Publicity activities; and

•	Trade shows

We intend to adhere to comprehensive sales and marketing plans tailored to each of our product lines and to use a number of venues to create product awareness and knowledge, including:

Direct Response / Online Marketing

According to the Direct Marketing Association’s DMA Statistical Fact Book 2004, the United States electronic direct response industry, including direct orders, lead generation and traffic generation for television, radio and internet, reached $296 billion in 2004, of this direct response television accounted for $167 billion and the internet $64 billion. According to the Electronic Retailing Association more than one-quarter of Americans have reportedly purchased products advertised via infomercials.

Initially, we intend to launch direct response marketing programs tailored to each of our consumer retail product lines, focusing on infomercials that use celebrity and professional endorsements, home shopping channels, the release of our own website site and distribution through other internet retailers.

Retail Sales

Immediately following the release of our infomercials and our launch on home shopping channels, we intend to begin aggressively promoting our products through large consumer retail chains and high-end department stores, as appropriate. We plan to reach smaller and mid-sized consumer retail chains through marketing representatives.

To further promote our products and potentially expand distribution, we also intend to exhibit each of our product lines at large regional and international trade shows both in the United States and abroad.

Manufacturing, Fulfillment and Suppliers

We are presently a development-stage company with initial prototypes for each of our products at or near completion. Once completed we plan to engage a third-party to engineer, manufacture, assemble and package our products in either Mexico or China, from where will have them shipped to our distribution center in El Paso, Texas.

We currently have no long-term written agreements with suppliers and are not substantially dependent, nor do we anticipate becoming substantially dependant, upon any one or more suppliers, as there are many readily available.

We have been in contact with Maroon Product Development regarding designing an ergonomic, aesthetically pleasing exterior for the body of the Ultrasonic Skincare System, and designing packaging systems for each of our products lines. To date, however, we have not reached oral or written agreements with Maroon Products Development concerning any of our consumer retail products.

Regulations

We are not currently subject to direct regulation by any foreign or domestic government agency, other than regulations applicable to businesses generally. However, our Ultrasonic Skincare System may be classified as a medical device by United States Food and Drug Administration or other federal, state and local authorities and may be subject to regulation in this regard.

Competition

Competition in each of the industries in which we intend to sell our consumer retail products is based primarily upon:

•	Brand name recognition;

•	Availability of financial resources;

•	The quality of products;

•	Reviews received for products from independent reviewers who publish in magazines, websites, Newspapers and other industry publications;

•	Availability of access to retail shelf space;

•	The price of each product; and

•	The number of products then available

We will rely, for all of our product lines, on what we believe to be our superior product quality, marketing and sales abilities, proprietary technology, product development capabilities and our management’s experience to compete within each of our market segments. However, there can be no assurance that we will be able to effectively compete in these intensely competitive markets. Moreover, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than we can. Further, we believe that competition from new entrants will increase as the markets for each of our products expand.

The Ultrasonic Skincare System

In relation to our Ultrasonic Skincare System, we will face competition from other cosmetic and personal hygiene retail manufacturers, all of whom generally sell through the same combination of channels as we intend to, including retail, wholesale, direct response and online marketing sales.

There are currently several cosmetic and personal hygiene retail manufacturers that employ various technologies intended to assist in cleansing and exfoliate the skin. The most common products use microdermabrasion; a procedure whereby the skin is sandblasted with aluminum oxide crystals though a wand-like devise that suctions itself to the skin’s surface. Other products make use of high frequency vibrations or electrical impulses to stimulate, massage and exfoliate the skin.

We currently anticipate competing with the following companies and products, among others:

•	Neutrogena - Advanced Solutions At-Home MicroDermabrasion System;

•	Homedics - Facial Cleansing & Microdermabrasion Set;

•	DermaNew - Microdermabrasion Total Body Experience;

•	H2O Plus - Skin Renewal Microdermabrasion Kit;

•	Visage Naturel - Home Microdermabrasion System;

•	DermaPower - Home Microdermabrasion System;

•	Artemis Woman - The Healing Gems Microdermabrasion System;

•	Sharper Image - Microdermabrasion System for Professional Skin Rejuvenations;

•	Yuen Mai Industrial Co., Ltd. - Ultrasonic Massager;

•	Ultrasonic - Ultrasonic Face & Body Massager;

•	Wedian Technology Co. Ltd. - Ultrasonic Beauty Stimulator; and

•	Oxylight - Dermawand

The Dust Wolf

In relation to our Dust Wolf, we will face competition from other manufacturers of cleaning accessories as well as competition from vacuum cleaner manufactures, all of whom generally sell through the same combination of channels as we intend to, including wholesale and retail markets, and direct and online sales.

There are currently several other manufacturers of cleaning supplies and accessories offering products designed to clean uneven or textured surfaces. The most common products are of two types, hand-held devices and vacuum attachments. The hand-held devices include items such as feather dusters and shag cloths, while the vacuum attachments typically feature brush-like accessories.

We currently anticipate competing with the following companies and products, among others:

•	The Vermont Country Store - Diva Duster;

•	Home Focus® - Mini-Blind Cleaner (2);

•	Unger - Natural Wool Duster;

•	Rubbermaid® - Feather Duster;

•	Beam - Mini-Blind/Vertical Blind Attachment;

•	DermaPower - Home Microdermabrasion System;

•	Wacky Vac - Wacky Vac Vacuum Attachment;

•	Jobar - Mini Blind Vacuum Attachment; and

•	FilterStream - Ultra Vacuum Powered Duster;

The Tomorrow Garden Kit

In relation to our Tomorrow Garden Kit, we will face competition from other manufacturers and providers of dried, frozen, powdered and canned herbs, as well as competition from local growers and distributors of fresh herbs, all of whom generally sell through the same combination of channels as we intend to, including wholesale and retail markets, and direct and online sales.

There are several other manufacturers and providers of culinary and exotic herbs, the most common products being prepackaged, dried, frozen or canned herbs or do-it-yourself kits. We currently anticipate competing with the following companies and products, among other local growers and distributors:

•	HerbKits.com - Indoor Herb Gardening Kits;

•	New England Herb Company (various herb);

Intellectual Property

Overview

We will rely for our business on a combination of provisional patents, patent-pending technology and trade secrets to protect our intellectual property. Our provisional patents, patent-pending technology and trade secrets are among the most important assets we possess in our ability to generate revenue and profits and we will depend significantly on these intellectual property assets in being able to effectively compete in our markets.

We cannot be certain that the precautions we have taken to safeguard our provisional patents, patent-pending technology and trade secrets will provide meaningful protection from unauthorized use. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, we may not have adequate remedies if our intellectual property is appropriated or our trade secrets are disclosed.

Patents

On July 29, 2005, we entered in to a Master License Agreement with MK Enterprises LLC for certain provisional patents applications, patent-pending technology and expertise which will form the basis of the products from which we intend to derive our revenue. In accordance with the terms of the agreement, and in exchange for the exclusive worldwide license to manufacture, market and sell the covered products, we agreed to pay MK Enterprises LLC a one-time license fee of $125,000, issue 20 million shares of our common stock, reimburse MK Enterprises LLC for product development fees incurred from March 17, 2005 onward, and undertook an obligation to make certain ongoing royalty payments to MK Enterprises LLC.

We cannot be certain, and MK Enterprises gives no assurance, that provisional patent applications, or the pending non-provisional patent applications covering the technology and expertise licensed under the Master License Agreement will be granted. In the event that patents are issued to cover the technology and expertise that is the subject of the Master License Agreement, the title, rights and interests associated with such patents shall remain the exclusive property of MK Enterprises LLC’s consultant, Malcolm Glen Kertz.

Trade Secrets

Whenever we deem it important for purposes of maintaining competitive advantages, we require parties with whom we share, or who otherwise are likely to become privy to, our trade secrets or other confidential information to execute and deliver to us confidentiality and/or non-disclosure agreements. Among others, this includes employees, consultants and other advisors, each of whom we require to execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual’s relationship with us is to be kept confidential and not to be disclosed to third parties except under specific circumstances.

Employees

As of October 13, 2005, we had no full or part-time employees and three consultants.

So as to maintain our competitive position, we require consultants and other advisors with whom we contract to execute, among other things, non-competition agreements upon commencement of their consulting or advisory relationships. These agreements typically provide that for a reasonable time following the conclusion of the consulting or advisory relationship such individuals will not engage directly or indirectly in our business or solicit our customers or suppliers.

Seasonality

We may experience slight seasonal fluctuations in the sale of our consumer retail products if consumers elect to defer discretionary spending; however, we believe that the overall effects of any seasonal variations will be insignificant.

ORGANIZATIONAL STRUCTURE

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities. Effective March 24, 2004, we are no longer part of any other group, nor do we have any subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located at #420 - 475 Howe Street, Vancouver, British Columbia (Canada) V6C 2B3. Our telephone number is (604) 606-7979.

We maintain additional leased office space in El Paso, Texas for certain product development activity. We lease this 6,000 square foot premises under a three year lease agreement with Sunland Business Center Partners, L.P. Our monthly rent is $3,170 for a term of three years and there are thirty-three months remaining under the lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2005 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in accordance with Note 8 to our March 31, 2005 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

We are a development-stage company focusing on the refinement and manufacture of a line consumer of products. Since our organization in 1996, we have commenced and ceased operations in connection with a series of now-abandoned businesses, the last of which was a Web-based interactive dating service conducted through a wholly-owned subsidiary, Nettron Media Group, Inc. which we operated from May 8, 1999 through March 24, 2004, when that business was discontinued and abandoned. As reflected in Note 3 to our March 31, 2005 audited financial statements included in this Annual Report on Form 20-F, we realized a gain on disposal of discontinued operations from this action in the amount of $2,238.

At March 31, 2005, we had accumulated losses totaling $3,237,370 and a working capital deficiency of $237,950 and had not commenced revenue producing operations. Our independent auditors have made reference in their auditors’ report issued in connection with the March 31, 2005 audited financial statements stating that existing conditions raise substantial doubt as to our ability to continue as a going concern. This doubt exists as a result of our accumulated significant losses to March 31, 2005, and had the audit been conducted in accordance with United States generally accepted auditing standards, such a modification would have been included. Under applicable Canadian auditing standards, no such corresponding or similar reference to going concern is permitted when events and conditions leading to such a determination are adequately disclosed in the financial statements.

From March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and were exclusively focused on identifying and adopting a suitable business plan and securing appropriate financing for its execution.

On March 17, 2005, we reached an agreement in principal with MK Enterprises LLC (“MK”) to obtain or otherwise secure the following:

(i)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary consumer retail products that had previously been developed, and certain of which have been patented, by MK, including the Ultrasonic Skincare System, the Dust Wolf, and the Tomorrow Garden (collectively, and together with any improvements thereon, the “Initial Products”) each of which are described in fuller detail in Item 4 of this Annual Report on Form 20-F;

(ii)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (“Initial Ancillaries”);

(iii)
A right for an initial period of five years to acquire a license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by MK (collectively, “Additional Products”);

(iv)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (“Additional Ancillaries”); and

(v)
A related services agreement pursuant to which MK would provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries.

SUBSEQUENT EVENTS

Subsequent to March 31, 2005, we changed our name to Valcent Products Inc. to reflect our newly adopted business plan. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a basis of one new share for each three old shares. All reference to shares after this date are on a post-consolidated basis.

On July 29, 2005, we entered into a series of related definitive agreements with MK (collectively, the “MK Agreements”), including (i) a master license agreement for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to the Initial Products and the Initial Ancillaries (the “MK Master License”), (ii) a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license, for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any Additional Products and any Additional Ancillaries (the “MK Product Development Agreement”), and (iii) a consulting agreement pursuant to which we will receive consulting support from MK in connection with each of the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of our common stock;

•	A one-time USD $125,000 license fee;

•	Reimbursement for USD $125,000 in development costs associated with each of the Initial Products since March 17, 2005;

•	The greater of the following, payable annually:

(i)	USD $400,000; or

(ii)	The aggregate of the following:

•
Subject to a minimum amount of USD $37,500 per Initial Product during the second year of the MK Master License, and USD $50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

:	USD $10.00 per Ultrasonic Skincare System unit sold;

:	USD $2.00 per Dust Wolf unit sold;

:	4.5% of annual net sales of the Tomorrow Garden Kit; and

:	3% of annual net sales of Initial Ancillaries.

•	A one-time USD $50,000 license fee for each Additional Product licensed (except for a one pre-identified product);

•
Subject to a minimum amount of USD $50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries; and

•	Consulting fees of USD $156,000 per year, payable monthly in advance.

To finance obligations arising under the MK Agreements, and to provide working capital to pursue our business plan, during the period July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we issued, in the aggregate, USD $1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,702,924 shares of common stock at a price per share of USD $0.50, and (ii) up to an additional 1,702,924 shares of common stock at a price per share of USD $1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) USD $0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of the amount being redeemed, but only in the event that our common shares have a closing price of USD $1.50 per share for at least twenty consecutive trading days and there has otherwise been no default.

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	USD $127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three year warrants to purchase up to 255,440 shares of our common stock at a price of USD $0.50; and

•	Three year warrants to purchase up to 425,733 shares of our common stock at a price of USD $0.75.

We anticipate that our focus over the next twelve months will be on the continued development and marketing of our consumer products. With respect to the Ultrasonic Skincare System and the Dust Wolf, we expect to complete our product development later this year and be in a position by the end of this year to commence sales initiatives. With respect to the Tomorrow Garden, we expect to be in a position to commence sales initiatives by March 2005. While we believe that our current financial resources are sufficient to meet our working capital and other needs through approximately January 2006, there can be no assurance that our belief in this regard will prove accurate, and, in any event, we believe that we will need additional equity or debt financing by approximately January 2006 in order to continue operations. As of the date of this Annual Report on Form 20-F, we have not obtained commitments for any such financing, and there can be no assurance that we will be able to obtain any such commitments, or that, if we are able to obtain one or more such commitments, that they will be on terms favorable, or even acceptable, to us.

OPERATING RESULTS

For the years ended March 31, 2005 and March 31, 2004, we incurred losses from continued operations of $45,694 and $25,885, respectively.

Revenues

For the fiscal year ended March 31, 2005, we had no revenues.

Operating Expenses

For the fiscal year ended March 31, 2005, we had no meaningful operations and were exclusively focused on identifying and adopting a suitable business plan and securing appropriate financing for its execution. We expended $45,694 in our fiscal year ending March 31, 2005, as compared to $24,932 for fiscal year ending March 31, 2004. These expenses were comprised of management fees, professional and other fees and expenses associated with general corporate and securities regulatory compliance matters.

Amounts paid to or accrued to related parties for rent and management were consistent with recent historical amounts.

Net Loss

Our reported loss of $45,694 ($0.01 per share) for the fiscal year ended March 31, 2005 was in line with $23,647 ($0.01 per share) for the same period ending March 31, 2004.

Fluctuations in Operating Results

Our annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including, among others:

•	The availability of adequate financing;

•	Our ability to develop an organizational infrastructure and effective management systems;

•	The success of our advertising and marketing plans;

•	Market acceptance and general consumer demand for our products;

•	The performance of our products;

•	Our ability to effectively distribute our products;

•	The introduction of products that compete with our own;

•	The adoption of new disclosure and/or corporate governance requirements associated with the maintenance of our status as a publicly reporting issuer;

•	Potential lawsuits involving our products or other matters; and

•	General business and economic conditions;

LIQUIDITY AND CAPITAL RESOURCES

Because we are organized in Canada, our March 31, 2005 financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

At March 31, 2005, we had accumulated losses totaling $3,237,370, as compared to $3,191,676 at March 31, 2004, and a working capital deficiency of $237,950, as compared to $192,256 at March 31, 2004. As described in Note 2 to our March 31, 2005 financial statements, these conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with United States generally accepted auditing standards, the auditors would have been required to reflect these concerns in their audit report and would have included an explanatory paragraph in such report raising concern about our ability to continue as a going concern.

We did not raise any net cash proceeds from the sale and issuance of common stock during either of the fiscal years ended March 31, 2004 or 2005. Our operating activities during the year ended March 31, 2005 generated $1,345 in cash, as compared with ($8,918) for the same period ending March 31, 2004.. We did not purchase any capital assets during either years ended March 31, 2005 or 2004.

As at March 31, 2005, we had cash and term deposits of $222, compared with $-0- at March 31, 2004.

As previously noted, in the period from July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we realized gross proceeds of USD $1,277,200. After deducting expenses associated with the offering, the net proceeds of this offering have been and continue to be applied to product development and general working capital purposes.

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

As of March 31, 2005, we had the following known contractual obligations:

Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations
Other Contractual Obligations	$158,359 (1)
Total	$158,359

(1)
This obligation relates to aggregate loan proceeds received from several of our officers and directors. These loans were undocumented and made without oral agreement as to interest rate payable, terms of repayment, security or any other matter. On July 4, 2005, however, $153,349 of this then-outstanding obligation was converted to 1,106,486 shares, representing a price per share of $0.14.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers and their ages as of October 13, 2005 were as follows:

Name	Age	Position

M. Glen Kertz (1)	52	Acting President, Chairman of the Board and Director

F. George Orr (2)(3)	44	Secretary and Director

Douglas E. Ford	42	Director

Carlton Parfitt (2)	38	Director

(1)
Appointed Acting President, Chairman of the Board and Director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as Acting President and Secretary, on July 31, 2005.

(2)
Appointed Director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Larry F. Robb and Malcolm E. Rogers Jr., on July 23, 2005.

(3)
Appointed Secretary by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as Acting President and Secretary, on July 31, 2005.

M. Glen Kertz - Acting President, Chairman of the Board and Director

M. Glen Kertz founded, in October 1985, Gruppe Inc., a privately held tissue culture laboratory and growing operation, which he owned until January 1987. From October 1987 to May 1991, Mr. Kertz was the President of AgriStar, a publicly traded company that produced a gas permeable membrane for cell culture laboratories, and, from June 1999 to July 2004, Pagic, Inc., a consulting business management and development company. In addition, from June 1999 to July 2004 Mr. Kertz served as the President and a director of Nettron.com, Inc, predecessor to Valcent Products Inc., and in July of 2005 was appointed Acting President, Chairman of the Board and a director of Valcent Products Inc.

F. George Orr, C.A. - Secretary and Director

F. George Orr is a self-employed Chartered Accountant with over 15 years of accounting and consulting experience in private and public company administration, governance, audit procedures and reporting requirements. Mr. Orr holds a Bachelor of Commerce from St. Mary’s University, Halifax.

Douglas E. Ford - Director

Douglas Ford has acted as General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm specializing in providing services to, and arranging funding for, emerging growth companies, since 1987. From October 1998 through September 2000 Mr. Ford acted as Vice-President, Operations of Bugaboos Eyewear Corporation, a distributor of sport-specific eyewear in North America, before joining Valcent Products Inc., as our Secretary and a Director, in October 1996. Mr. Ford has also served on the board of directors of International Gemini Technology Inc., a Canadian shell company, from September 1992 to the present, and Rockgate Capital Corp., a Candian capital pool company, from January 2005 to present. Mr. Ford holds a Bachelors of Art, in political science, from the University of British Columbia.

Carlton Parfitt — Director

Mr. Parfitt founded Elgrande.com, an e-commerce company offering retailers and consumers direct access to manufactures and distributors, in April 1998, and has served as Vice President of Marketing and a director from April 1998 to October 2000. Mr. Parfitt is presently, and has been since August 1998, President of Third Wave Consulting Inc., a private company specializing in digital media marketing, project management, public relations and corporate communications. Mr. Parfitt also serves on the board of directors and as Secretary of Golden Spirit Gaming Ltd., a company focusing on mineral exploration and development, from November 2004 to the present, and as the President and a director of Avalon Resources Inc. a company focusing on the acquisition and development on mineral properties and oil and gas interests, from November 2004 to the present. Mr. Parfitt received a Bachelors of Science in physics from Simon Fraser University, in 1991.

Our directors and executive officers and their ages of the fiscal year ended March 31, 2005 and through the period ended July 2005 were as follows:

Name	Age	Position

M. Glen Kertz (1)	52	President and Director

Douglas E. Ford (2)	42	Acting President, Secretary and Director

Edward D. Ford (3)	52	Director

Gary E. Read (4)	64	Director

Larry F. Robb (5)	71	Director

Malcolm E. Rogers Jr. (6)	73	Director

(1)
Resigned, effective July 15, 2004, was reappointed Acting President, Chairman of the Board and Director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as Acting President and Secretary, on July 31, 2005.

(2)	Resigned, effective July 31, 2005, from his role as Acting President and Secretary, but continued in his role as a Director.
(3)	Resigned, effective July 23, 2005.
(4)	Resigned, effective July 23, 2005.
(5)	Resigned, effective June 27, 2005.
(6)	Resigned, effective July 23, 2005.

Edward D. Ford, C.A. — Vice President, Finance and Director

Edward D. Ford served as a director of Nettron.com, Inc., predecessor to Valcent Products Inc., from June 1998, until his resignation in July 2005, he has also served, for the past twenty years, as a President of Dockside Capital Group Inc., a private merchant banking and venture capital firm.

Gary E. Read — Director

Gary E. Read served as a director of Nettron.com, Inc., predecessor to Valcent Products Inc., from June 1998, until his resignation in July 2005, prior to which he served as Vice-President of Western Canada of Holiday House, a wholesale travel company, until his retirement in 1997.

Larry F. Robb — Director

Larry F. Robb served as a director of Nettron.com, Inc., predecessor to Valcent Products Inc., from March 2002, until his resignation in July 2005, prior to which he served as Branch Manager of Smith Barney from September 1974 to June 1997.

Malcolm E. Rogers Jr. — Director

Malcolm E. Rogers served as a director of Nettron.com, Inc., predecessor to Valcent Products Inc., from March 2002, until his resignation in June 2005, prior to which he served as a financial consultant with Smith Barney, from February 1994 to March 2000, and Senior Executive Vice President of Lehman Brothers, from November 1991 to February 1994.

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers for the year ended March 31, 2005.

		Annual Compensation		Long Term Compensation
Awards
	Year			Restricted	Securities
	Ended			Stock	Underlying
Name and Principal Position	March 31	Salary	Bonus	Awards	Options/SARs (#)

M. Glen Kertz President and Director	–	–	–	–	–
Douglas E. Ford (1) Acting President, Secretary and Director	–	–	–	–	–
Edward E. Ford (1) Director	–	–	–	–	–
Gary E. Read Director	–	–	–	–	–
Larry F. Robb Director	–	–	–	–	–
Malcolm E. Rogers Jr. Director	–	–	–	–	–

(1)
During the year ended March 31, 2005, Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers, was paid a total of $6,000 in management and consulting fees. No formal agreements are in place for the provision of these services.

We do not presently have any pension, retirement or similar plans, and do not compensate our directors or officers by way of any material bonus or profit sharing plans.

BOARD PRACTICES

In accordance with Section 106(3) of the Business Corporations Act (Alberta), each of our directors holds office for a term of one year, unless he is otherwise removed or resigns, with such term expiring at the succeeding annual shareholders’ meeting. Officers are appointed by, and serve at the discretion of, our board of directors.

We currently have no arrangements in place for the provision of benefits upon the termination of our directors or officers.

Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of our audit committee include Douglas E. Ford, Carlton J. Parfitt and F. George Orr, and we presently have, and will continue to have, one members who is “financial experts” (as defined in accordance with Item 16A(b) of Form 20-F), F. George Orr. Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management regularly throughout the fiscal year.

We have no formal remuneration committee.

EMPLOYEES

For the fiscal year ended March 31, 2005, we had no salaried employees.

SHARE OWNERSHIP

The table below sets forth, as of September 26, 2005, information regarding the share ownership of our common stock for each of our directors and executive officers.

Name	Amount and Nature of Ownership	Percent of Class*

M. Glen Kertz (1)	3,000,000	21.1%

George Orr (2)	1,252,137	8.8%

Douglas E. Ford (3)	988,356	7.0%

Carlton Parfitt	--	--

All officers and directors as a group (4 persons)	5,240,493	37.9%

*	No director or executive officer has different voting rights from any other holder of our common stock.
**	Beneficially owns less than one percent.
(1)	Consists of 3,000,000 shares of common stock directly owned.
(2)	Consists of 3,000,000 shares of common stock beneficially owned through MK Enterprises LLC. Voting and/or investment power over all of these securities is held by M. Glen Kertz.
(3)	Consists of 550,000 shares of common stock directly owned and 702,137 shares of common stock beneficially owned through a spouse

The table below sets forth, as of September 26, 2005, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2005.

Name	Amount and Nature of Ownership	Percent of Class*

M. Glen Kertz (1)	3,000,000	21.1%

Douglas E. Ford (2)	1,008,532	7.1%

Edward D. Ford (3)	1,000,225	7.0%

Gary E. Read (4)	4,800	**

Larry F. Robb (5)	235,683	1.7%

Malcolm E. Rogers Jr. (6)	226,442	1.6%

All officers and directors as a group (6 persons)	5,435,330	38.3%

*	No director or executive officer has different voting rights from any other holder of our common stock.
**	Beneficially owns less than one percent.
(1)	Consists of 3,000,000 shares of common stock beneficially owned through MK Enterprises LLC. Voting and/or investment power over all of these securities is held by M. Glen Kertz.
(2)
Consists of 66,667 shares of common stock directly owned and 941,865 shares of common stock beneficially owned through Dockside Capital Group Inc., issued in consideration of a settlement of a debt. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions.

(3)
Consists of 58,360 shares of common stock directly owned and 941,865 shares of common stock beneficially owned through Dockside Capital Group Inc., issued in consideration of a settlement of a debt. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions.

(4)	Consists of 4,800 shares of common stock directly owned.
(5)	Consists of 226,442 shares of common stock directly owned.
(6)	Consists of 226,442 shares of common stock jointly owned with former spouse.

We presently have in effect two incentive stock option plans, our 2004 U.S. Stock Option Plan and our Amended 1996 Incentive Stock Option Plan (collectively our “Stock Option Plans”), both are designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the company. Our Stock Option Plans are administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of ten percent (10%) of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. Our Stock Option Plans provide that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

There are, as of the date hereof, no options outstanding under our Stock Option Plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of September 26, 2005, there were 14,217,177 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 26, 2005.

Name	Amount and Nature of Ownership	Percent of Class*

MK Enterprises LLC (1)	3,000,000	21.1%

West Peak Ventures of Canada Ltd. (2)	2,200,000	15.5%

Dockside Capital Group Inc. (3)	941,865	6.6%

All shareholders as a group (3 persons or entities)	6,141,865	43.2%

*	No major shareholder has different voting rights from any other holder of our common stock.
(1)	Consists of 3,000,000 shares of common stock directly owned.
(2)	Consists of 2,200,000 shares of common stock directly owned.
(3)	Consists of 941,865 shares of common stock directly owned. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions.

At of September 23, 2005, we had eighty-three shareholders of record, of which twenty-three were United States residents. These United States shareholders held 4,162,033 shares of our common stock, representing approximately 29.3% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

The following information is provided in connection with all transactions or loans dating back to April 1, 2002 between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by , or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individuals’ families; (d) key management personnel including those persons having authority and responsibility for planning, directing, and controlling our activities, such as directors and senior management and close members of any such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

Management Fees

In each of the Fiscal Years Ended March 31, 2003, 2004, and 2005, a management fee was paid to Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers. No formal agreements are in place for the provision of these services. For the Fiscal Years Ended March 31, 2004 and 2005, the total amount of such management fee was $6,000, and for the Fiscal Year Ended march 31, 2003, it was $4,500. Although we believe that the management fees paid are as fair as those which could have been obtained in an arms length transaction with unaffiliated third parties, there can be no assurance of this.

Office Lease Rent

In each of the Fiscal Years Ended March 31, 2003, 2004, and 2005, rent was paid to Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers. No formal agreements are in place for the provision of these services. For the Fiscal Years Ended March 31, 2004 and 2005, the total amount of such rent was $6,000, and for the Fiscal Year Ended march 31, 2003, it was $4,500. Although we believe that the rent paid has been as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, there can be no assurance of this.

Loans From Directors

As of March 31, 2005, we had obtained aggregate loan advances in an amount totaling $158,359 (2004 - $106,039 and 2003 - $15,378) from several of our officers and directors of the Company. These loan advances were without interest or specific terms of repayment.

On July 4, 2005, after having obtained shareholder authorization on April 14, 2005 to settle certain outstanding obligations of the company by way of common stock conversions at a rate equal to $0.05 per share, $153,349 of the then outstanding indebtedness under these loans was converted to 1,106,486 shares of our common stock, representing a price per share of $0.14 (the balance of the obligation having been paid in cash). Although we believe that the ratio applied for purposes of the conversion to common stock was as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, there can be no assurance of this.

MK Enterprises License and Related Transactions

On March 17, 2005, we reached an agreement in principal with MK Enterprises LLC (“MK”), an entity controlled by Glen Kertz, our current Chairman, director and acting president to obtain or otherwise secure the following:

(i)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary consumer retail products that had previously been developed by MK, including the Ultrasonic Skincare System, the Dust Wolf, and the Tomorrow Garden (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (“Initial Ancillaries”);

(iii)
A right for an initial period of five years to acquire a license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by MK (collectively, “Additional Products”);

(iv)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (“Additional Ancillaries”); and

(v)
A related services agreement pursuant to which MK would provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries.

On July 29, 2005, we entered into a series of related definitive agreements with MK (collectively, the “MK Agreements”), including (i) a master license agreement for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to the Initial Products and the Initial Ancillaries (the “MK Master License”), (ii) a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license, for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any Additional Products and any Additional Ancillaries (the “MK Product Development Agreement”), and (iii) a consulting agreement pursuant to which we will receive consulting support from MK in connection with each of the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of our common stock;

•	A one-time USD $125,000 license fee;

•	Reimbursement for USD $125,000 in development costs associated with each of the Initial Products since March 17, 2005;

•	The greater of the following, payable annually:

(i)	USD $400,000; or

(ii)	The aggregate of the following:

•
Subject to a minimum amount of USD $37,500 per Initial Product during the second year of the MK Master License, and USD $50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

:	USD $10.00 per Ultrasonic Skincare System unit sold;

:	USD $2.00 per Dust Wolf unit sold;

:	4.5% of annual net sales of the Tomorrow Garden Kit; and

:	3% of annual net sales of Initial Ancillaries.

•	A one-time USD $50,000 license fee for each Additional Product licensed (except for a one pre-identified product);

•
Subject to a minimum amount of USD $50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries; and

•	Consulting fees of USD $156,000 per year, payable monthly in advance.

Although Mr. Kertz was neither an officer nor a director at the time we entered into the MK Agreements, he was both an officer and a director prior to July 2004 and assumed his current positions immediately following our entering into these agreements. Although we believe that the terms of the MK Transactions are as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, there can be no assurance that the conflict of interest which existed as a result of Mr. Kertz prior involvement with us did not result in borrowing terms less favorable to us than would otherwise have been the case.

Finder’s Fees

In connection with our July/August 2005 syndicated private offering transactions in the aggregate amount of USD $1,277,200, aggregate compensation in the form of investor finder’s fees consisting of the following were paid:

•	USD $127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three year warrants to purchase up to 255,440 shares of our common stock at a price of USD $0.50 per share; and

•	Three year warrants to purchase up to 425,733 shares of our common stock at a price of USD $0.75 per share.

From the aggregate finder’s fee compensation identified above, West Peak Ventures of Canada, Inc.,, an entity beneficially owned 100% by Timothy Brock, received USD $73,271 in cash, 241,667 shares of our common sock, a three year warrant to purchase up to 145,000 shares of our common stock at a price of USD $0.50 per share, and a three year warrant to purchase up to 241,667 shares of our common stock at a price of USD $0.75 per share.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 and our financial statement and accompanying notes beginning on page F-1.

Legal proceedings

There are no pending, and we are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on our financial position or profitability.

Dividend Policy

We have never paid a dividend and have no intentions of doing so in the foreseeable future.

SIGNIFICANT CHANGES

On July 29, 2005, we entered into a series of related definitive agreements with MK (collectively, the “MK Agreements”), including (i) a master license agreement for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to the Initial Products and the Initial Ancillaries (the “MK Master License”), (ii) a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license, for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any Additional Products and any Additional Ancillaries (the “MK Product Development Agreement”), and (iii) a consulting agreement pursuant to which we will receive consulting support from MK in connection with each of the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of our common stock;

•	A one-time USD $125,000 license fee;

•	Reimbursement for USD $125,000 in development costs associated with each of the Initial Products since March 17, 2005;

•	The greater of the following, payable annually:

(i)	USD $400,000; or

(ii)	The aggregate of the following:

•
Subject to a minimum amount of USD $37,500 per Initial Product during the second year of the MK Master License, and USD $50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

:	USD $10.00 per Ultrasonic Skincare System unit sold;

:	USD $2.00 per Dust Wolf unit sold;

:	4.5% of annual net sales of the Tomorrow Garden Kit; and

:	3% of annual net sales of Initial Ancillaries.

•	A one-time USD $50,000 license fee for each Additional Product licensed (except for a one pre-identified product);

•
Subject to a minimum amount of USD $50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries; and

•	Consulting fees of USD $156,000 per year, payable monthly in advance.

Subsequent to March 31, 2005, we changed our name to Valcent Products Inc. to reflect our newly adopted business plan. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a basis of one new share for each three old shares.

To finance obligations arising under the MK Agreements, and to provide working capital to pursue our business plan, during the period July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we issued, in the aggregate, USD $1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,702,924 shares of common stock at a price per share of USD $0.50, and (ii) up to an additional 1,702,924 shares of common stock at a price per share of USD $1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) USD $0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of the amount being redeemed, but only in the event that our common shares have a closing price of USD $1.50 per share for at least twenty consecutive trading days and there has otherwise been no default.

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	USD $127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three year warrants to purchase up to 255,440 shares of our common stock at a price of USD $0.50; and

•	Three year warrants to purchase up to 425,733 shares of our common stock at a price of USD $0.75.

As part of these private offering transactions, we also agreed to certain registration rights for each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transactions, by filing a registration statement on Form F-1 covering the shares underlying the convertible notes and the warrants within sixty days of the closing date, or by September 27, 2005. Under the terms of these private offering transactions, we have until January 25, 2006 to cause such registration statement to be declared effective by the SEC. Furthermore, in accordance with the terms of these private offering transactions, any delays in meeting this obligation subjects us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay.

As of the date of the filing of this annual report on Form 20-F, the registration statement on Form F-1 has not yet been filed and penalties continue to accrue as we have experienced ongoing delays. Although there can be no assurance, management is hopeful that we will be able to cause the registration statement to be filed within the next several weeks and that, because of their interest in our financial prosperity, we will be able to obtain an agreement with the syndicated group of institutional and other investors with respect to accruing penalties such that any amounts owed by us as of the time the registration statement is filed can be paid by us in installments over time on the basis of a schedule that we will be able to meet without undue financial hardship.

ITEM 9. THE OFFER AND LISTING

OFFERING AND LISTING DETAILS

The table below sets forth certain information regarding the price history of our common shares, including (i) annual high and low market prices for each of the five most recent fiscal years, (ii) quarterly high and low market prices for each full quarter of the two most recent fiscal years, and (iii) monthly high and low market prices for each month of the six most recent months. The prices have been adjusted to reflect a one-for-three common share consolidation effective May 3, 2005.

Our common shares are presently quoted on the United States OTC Bulletin Board, under the symbol “VCTPF” (formerly “NTTRF”). Effective May 3, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. and delisted our common shares from the TSX-Venture Exchange, Inc. (formerly The Canadian Venture Exchange), where we had been trading under the symbol “NTT.H”, maintaining only our listing only on the United States OTC Bulletin Board. Prior to our delisting from the TSX-Venture Exchange we had been quoted thereon under the symbol “NTT.H” from August 18, 2003 though May 2, 2005, “NTT.T” from February 18, 2003 to August 17, 2003 and “NTT” prior to February 18, 2003.

Period	OTC Bulletin Board (U.S. Dollars)		TSX-Venture Exchange (Canadian Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2001	$9.000	$0.600	$13.5	$0.126
2002	$0.750	$0.033	$1.35	$0.060
2003	$0.300	$0.009	$1.17	$0.030
2004	$0.075	$0.0144	$0.090	$0.030
2005*	$0.60	$0.030	$0.555	$–

Quarter ended
March 31, 2003	$0.060	$0.030	$0.060	$0.030
June 30, 2003	$0.075	$0.075	$0.060	$0.030
September 30, 2003	$0.075	$0.030	$0.060	$0.030
December 31, 2003	$0.075	$0.030	$0.090	$0.060
March 31, 2004	$0.060	$0.0144	$0.090	$0.090
June 30, 2004	$0.030	$0.030	$0.090	$0.075
September 30, 2004*	$0.033	$0.030	$–	$–
December 31, 2004*	$0.060	$0.033	$–	$–
March 31, 2005*	$0.600	$0.033	$–	$–
June 30, 2005	$0.650	$0.360	$–	$–
September 30, 2005	$0.57	$0.40	$–	$–

Month ended
April 30, 2005*	$0.405	$0.360	$–	$–
May 31, 2005	$0.500	$0.410	$–	$–
June 30, 2005	$0.650	$0.410	$–	$–
July 31, 2005	$0.570	$0.400	$–	$–
August 31, 2005	$0.500	$0.400	$–	$–
September 30, 2005	$0.53	$0.42	$–	$–

*
Historical price information for shares of our common stock traded on the TSX-Venture Exchange between September 2004 and May 2005 could not reasonably be obtained. We voluntarily delisted from then TSX-Venture Exchange on May 3, 2005.

MARKETS

At present, and since May 3, 2005, our common shares are quoted solely on the OTC Bulletin Board, under the symbol “VCTPF”.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization, Object and Purpose

We were incorporated in Canada on January 19, 1996, in accordance with the provision of the Business Corporations Act (Alberta). Article 5 of our articles of incorporation provides that we are neither restricted from carrying on any business nor required to carry on a certain business.

Directors

Voting Powers

In accordance with Sections 4.19 of our bylaws 120 of the Business Corporations Act (Alberta) if one our directors is party to or has a material interest in a material contract or proposed material contract with us, or one of our subsidiaries, that director must disclose the nature and extent of their interest at the first meeting at which the proposed material contract is considered, or at the first meeting after which the director becomes an interested party, either in writing or, at the director’s request, entered into the meeting minutes. All material contracts or proposed material contracts in which one of our directors has a material interest must be referred to our board or shareholders for approval, even if not one which, in the ordinary course of business, would otherwise require approval. A director who is party to or has a material interest in a material contract or proposed material contract, shall refrain from voting on any resolution to approve the material contract unless it is one for (i) an arrangement by way of security for money lent to or obligations undertaken by the director for our benefit, (ii) a transaction relating primarily to the director’s remuneration, (iii) a contract for indemnity insurance, or (iv) a contract with an affiliate.

In accordance with our bylaws and the Business Corporations Act (Alberta) there are no limitations on the power of our directors, in the absence of an independent quorum, to vote compensation to themselves.

Borrowing Powers

In accordance with Sections 3.01 of our bylaws and 103 of the Business Corporations Act (Alberta) our directors may, without shareholder authorization, (i) borrow money on our credit, (ii) issue, reissue, sell or pledge debt obligations, (iii) give a guarantee on our behalf to secure performance of an obligation, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations. These powers can be modified by means of an amendment to our articles of incorporation or bylaws, or by unanimous shareholder agreement.

Qualifications

There is no mandatory retirement age required by our bylaws or the Business Corporations Act (Alberta) and no requirement that our directors be shareholders of the Company.

Common Shares

In accordance with Article 2 and Schedule A of our articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of common shares which our directors may issue without nominal or par value.

Dividends

Holders of shares of our common stock are entitled, subject to the rights privileges, restrictions and conditions attached to our preferred shares, to receive such dividends as our directors may from time to time, by resolution, declare

Voting Rights

Holders of shares of our common stock are entitled to receive notice of and vote, on the basis of one vote for each common share so held, at every meeting of the shareholders of Valcent Products Inc.

Liquidation Rights

Holders of shares of our common stock are entitled, subject to the rights privileges, restrictions and conditions attached to our preferred shares, to receive, in the event of liquidation, dissolution or winding up or upon the distribution of any of our assets among the holders of shares of our common stock, other than by way of dividends, their pro rata share of such distribution.

Preferred Shares

In accordance with Article 2 and Schedule B of our articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of preferred shares, which our directors may, from time to time, issue without nominal or par value in one or more series consisting of such number of shares as our directors may determined. Our directors, by resolution, may fix the designation, rights, privileges, restrictions and conditions attached to the preferred shares of each series, including without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the redemption price, terms, procedure and conditions for redemption, if any, voting rights and conversion rights, if any and sinking fund, purchase fund or other provisions attaching to the preferred shares of such series.

Dividends

Holders of shares of our preferred stock shall be entitled to preference over holders of shares of our common stock and any other of our shares ranking junior with respect to the payment of dividends as our directors may from time to time, by resolution, declare. No dividend shall at any time be declared or paid or set apart for payment on any shares ranking junior to shares of our preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment at the date, nor shall we call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of our shares of preferred stock or any shares ranking junior to shares of our preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have shall have been declared and paid or set apart for payment as of the date of such call for redemption, purchase, reduction or other payment.

Holders of shares our of preferred stock shall rank on parity with holders of shares of all other series of our preferred stock with respect to payment of dividends, exclusive of any conversion rights, and if cumulative dividends are not paid in full in respect of a series of our preferred stock, the holders of shares of all series of our preferred stock shall participate ratably.

Voting Rights

Holders of shares of our preferred stock shall be entitled to those voting rights which our directors may, by resolution, designate with respect thereto.

Liquidation Rights

Holders of shares of our preferred stock shall be entitled to preference over holders of shares of our common stock and any other of our shares ranking junior with respect to the distribution of our assets in the event of liquidation, dissolution or winding up, whether voluntary or involuntary, and may also be given such other preferences as our directors may fix, by resolution, prior to issuance.

Holders of shares our of preferred stock shall rank on parity with holders of shares of all other series of our preferred stock with respect to distribution of assets in the event of liquidation, dissolution or winding up, whether voluntary or involuntary, exclusive of any conversion rights, and if return of capital is not paid in full in respect of a series of our preferred stock, the holders of shares of all series of our preferred stock shall participate ratably.

Shareholder Action

In accordance with the provisions of the Business Corporations Act (Alberta) ordinary resolutions, such as those adopting amendments to our bylaws, must be passed by a majority of shareholders voting thereon, whereas special resolutions require a majority of not less than 2/3 of the votes cast by shareholders voting thereon. Special resolutions are required in (i) authorizing share splits where more than one class of shares exist, (ii) increasing stated capital with respect to a class or series of shares where the amount to be added is not received in consideration for the issuance of shares and where more than one class of shares exist, (iii) decreasing stated capital for any purpose, (iv) making certain amendments to or restating our articles of incorporation, (v) approving an amalgamation agreement, (vi) approving a continuance into another jurisdiction, (vii) selling, leasing or exchanging of all or substantially all of our property, other than in the ordinary course of business, or (viii) liquidating our assets and dissolving the Company.

Shareholders Meetings

Annual Meetings

We normally hold our annual shareholders’ meeting shortly after completion of the preceding fiscal year at the our principal executive offices in Canada with the record date begin set and notice provided to our shareholders not less than twenty-one nor more than fifty days prior to the meeting. Only those shareholder entitled to vote at the meeting, the directors, auditors and any other persons required to attend under any provision of our articles of incorporation, bylaws, or the Business Corporations Act (Alberta) are entitled to attend the meeting.

Special Meetings

Our board, the chairman of the board, managing director or president, have the power to call a special meeting at anytime, and notice of any special meeting shall state the text of any special resolutions to be submitted at the meeting.

Share Ownership

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

With the exception of the Investment Canada Act, as amended, and the potential application of the Competition Act there are no limitations on the ability or right of persons to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities imposed by the Business Corporations Act (Alberta) or by our articles of incorporation or bylaws.

Investment Canada Act

The Investment Canada Act, as amended, generally prohibits implementation of any of a number of enumerated reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is non-Canadian, as defined in the Investment Canada Act, unless the Minister responsible for administration of the Investment Canada Act is satisfied that the investment is likely to be of a net benefit to Canada.

In accordance with the provisions of the Investment Canada Act, an investment or series of investments to directly or indirectly acquire control of a Canadian company by a non-Canadian that is a “WTO Investor” or a Canadian company which was immediately prior to the investment controlled by a WTO Investor, is reviewable if the value of the assets of the company equal or exceed $250 million, the threshold established for the year 2005. In succeeding years, the threshold amount may be increased or decreased in accordance with the provisions of Section 14.1 of the Investment Canada Act. A WTO Investor is one who is a member of the World Trade Organization, currently comprised of one hundred forty-eight member countries, including the United States, or a WTO Investor-controlled entity, as defined in the Investment Canada Act.

An investment or series of investments to directly or indirectly acquire control of a Canadian company by a non-Canadian, other than a WTO Investor, is reviewable if the value of the assets of the company equal or exceed $5 million, or if an order for review is made by the Governor in Council on grounds that the investment is related to Canada’s cultural heritage or national identity.

Procedurally, the Investment Canada Act requires a non-Canadian who is establishing a new Canadian business or making an investment that will result in the acquisition of an existing Canadian business, to, depending on the transaction, file with the Director of Investments either notification of the transaction or an application for review.

The notification procedure involves filing a brief statement of information at any time up to thirty days following implementation of the investment, in response to which the non-Canadian investor will receive a receipt bearing a certified date and advising the non-Canadian investor that the proposal is either unconditionally non-reviewable or that it will not be reviewed provided there is no additional notice of review issued within twenty-one days following the certified date.

Where an investment is reviewable in accordance with the provisions of the Investment Canada Act an application for review must be filed prior to implementation of the investment, in response to which the non-Canadian investor will receive a receipt bearing a certified date. Within forty-five days following certified date the Minister responsible for administering the Investment Canada Act must either notify the non-Canadian investor that he is satisfied that the investment is likely to be of a net benefit to Canada or, if the Minister is unable to complete the review, notify the non-Canadian investor that the Minister shall, within thirty days, unless a further period is agreed upon, complete consideration of the investment. Once the thirty period has elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of a net benefit to Canada and the investment may thereafter be implemented.

Exempt from the notice and review provisions of the Investment Canada Act are, among other transactions, those acquisitions carried out (i) in the ordinary course of one’s business; (ii) in connection with the realization of security granted for a loan; (iii) for the purpose of facilitating financing, provided the acquirer divest himself of control within two years; and (iv) by reason of an amalgamation, merger, consolidation, or corporate reorganization, following which the ultimate control remains unchanged.

Exempt from the review provisions of the Investment Canada Act are investments to acquire control of Canadian businesses that (i) engage in the production of uranium; (ii) provide any financial services; (iii) provide transportation services; or (iv) constitute a cultural business.

Competition Act

The Competition Act, as amended, is designed to maintain and encourage competition while promoting efficiency and adaptability in the local Canadian economy, as well as to expand opportunities for Canadian participation in the world markets.

In accordance with the provisions of the Competition Act an investment giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person may be subject to substantive review by the Commissioner of Competition, the officer responsible for administering the Competition Act.

Pre-investment notification must be made to the Commissioner of Competition by parties of a proposed transaction where certain party and transaction size thresholds are satisfied. The party size threshold requires that parties of a proposed transaction, together with their affiliates, have total assets in Canada or gross revenues from sales in, from or into Canada that exceed CAD $400 million in the aggregate. The transaction size threshold requirements vary depending on the nature of the investment.

Transactions subject to pre-investment notification may not be completed until (i) the applicable statutory waiting periods have expired or been earlier terminated by the Commissioner of Competition without his having taken action to prohibit the transaction’s implementation; or (ii) the Commissioner of Competition has issued an advance ruling certificate, or has waived the parties obligation to notify. Transactions involving only affiliates or those in the public interest, among others, are exempt from pre-investment notification requirements.

Regardless of whether pre-investment notification is required, the Commissioner of Competition may apply to the Competition Tribunal, a specialized tribunal established by Section 3 if the Competition Tribunal Act and empowered with the authority to hear and dispose of certain matters arising under the Competition Act, for substantive review of a transaction.

Where either the Competition Tribunal finds the transaction likely to prevent or lessen competition substantially it may order the investment not proceed or, if it has been completed, order its dissolution or the disposition of some of the assets or shares involved.

Change in Control

There are no provisions in our articles of incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in our control with respect to a mergers, acquisition or corporate restructuring.

MATERIAL CONTRACTS

The following is a summary of certain key economic and related provisions of all material contracts that we have entered into since October 2003, which only include those relating to our July 29th, 2005 license and related transactions with MK Enterprises, LLC, on the one hand, and our July/August 2005 private offering transaction, on the other.

MK Enterprises License and Related Transactions

On March 17, 2005, we reached an agreement in principal with MK Enterprises LLC (“MK”), an entity controlled by Glen Kertz, our current Chairman, director and acting president to obtain or otherwise secure the following:

(i)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary consumer retail products that had previously been developed by MK, including the Ultrasonic Skincare System, the Dust Wolf, and the Tomorrow Garden (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (“Initial Ancillaries”);

(iii)
A right for an initial period of five years to acquire a license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by MK (collectively, “Additional Products”);

(iv)
A license for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (“Additional Ancillaries”); and

(v)
A related services agreement pursuant to which MK would provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries.

On July 29, 2005, we entered into a series of related definitive agreements with MK (collectively, the “MK Agreements”), including (i) a master license agreement for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to the Initial Products and the Initial Ancillaries (the “MK Master License”), (ii) a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license, for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any Additional Products and any Additional Ancillaries (the “MK Product Development Agreement”), and (iii) a consulting agreement pursuant to which we will receive consulting support from MK in connection with each of the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of our common stock;

•	A one-time USD $125,000 license fee;

•	Reimbursement for USD $125,000 in development costs associated with each of the Initial Products since March 17, 2005;

•	The greater of the following, payable annually:

(i)	USD $400,000; or

(ii)	The aggregate of the following:

•
Subject to a minimum amount of USD $37,500 per Initial Product during the second year of the MK Master License, and USD $50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

:	USD $10.00 per Ultrasonic Skincare System unit sold;

:	USD $2.00 per Dust Wolf unit sold;

:	4.5% of annual net sales of the Tomorrow Garden Kit; and

:	3% of annual net sales of Initial Ancillaries.

•	A one-time USD $50,000 license fee for each Additional Product licensed (except for a one pre-identified product);

•
Subject to a minimum amount of USD $50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries; and

•	Consulting fees of USD $156,000 per year, payable monthly in advance.

The MK Agreements contain considerably more detail than the summary of key economic and related provisions set forth above. This summary does not purport to be a complete description of these agreements, and is qualified in is entirety by reference to the MK Master License, the MK Product Development Agreement, and the MK Consulting Agreement respectively, copies of which are included as Exhibits to this filing. Prospective investors in our common stock are strongly encouraged to read these agreements in their entirety.

July/August 2005 Private Offering Transaction

During the period July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors (United States, Canadian and other) pursuant to which we issued, in the aggregate, USD $1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,702,924 shares of common stock at a price per share of USD $0.50, and (ii) up to an additional 1,702.924 shares of common stock at a price per share of USD $1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) USD $0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of the amount being redeemed, but only in the event that our common shares have a closing price of USD $1.50 per share for at least twenty consecutive trading days and there has otherwise been no default.

The agreements involved in the July/August 2005 private offering transactions consisted, for each investor, of a subscription agreement, a convertible note, a Class A common stock purchase warrant, and a Class B common stock purchase warrant (the “July/August 2005 Subscription Agreements”). All individual transactions utilized the same forms of July/August 2005 Subscription Agreements, except that certain of the representations contained in certain of the agreements differed in minor ways depending on the country of domicile of the particular investors involved.

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	USD $127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three year warrants to purchase up to 255,440 shares of our common stock at a price of USD $0.50; and

•	Three year warrants to purchase up to 425,733 shares of our common stock at a price of USD $0.75.

As part of the subscription agreement that was part of the July/August 2005 Subscription Agreements, we agreed to grant certain registration rights to each of the investors and the finders, pursuant to which we became obligated to registering all of the shares issuable upon conversion of the promissory notes and under the warrants. Under the terms of the Subscription Agreement a registration statement must have been filed on Form F-1 no later than sixty days following the close of the transaction and must be declared effective not later than one hundred fifty days following the close of the transaction. Thereafter, on one occasion, for a period commencing one hundred fifty-one days following the close of the transaction and not later than two years following the close of the transaction, any record holder or holders of more than fifty percent (50%) of the shares of our common stock issued or issuable upon conversion of the promissory notes or exercise of the warrants may, upon written request, demand that we prepare and file a registration statement registering shares issuable upon conversion of all sums due under the convertible promissory notes and exercisable under the warrants.

The July/August 2005 Subscription Agreements contain considerably more detail than the summary of key economic and related provisions set forth above. This summary does not purport to be a complete description of these agreements, and is qualified in its entirety by reference to the actual form of subscription agreement, convertible notes, Class A common stock purchase warrants, and Class B common stock purchase warrants, respectively, copies of which are included as Exhibits to this filing. Prospective investors in our common stock are strongly encouraged to read these agreements in their entirety.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation in Canada which restrict the import or export of capital, including the availability of cash and cash equivalents. With the exception of withholding tax requirements, there are no governmental laws, decrees, regulations or other legislation in Canada which affect the remittance of dividends, interest or other payments, to non-Canadian resident holders of shares of our securities.

TAXATION

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder of one or more common shares who for purposes of the Income Tax Act (Canada), as amended, is a non-resident of Canada, holds our common shares as capital property, deals with us at arm’s length and does not use or hold our common shares in or in the course of carrying on business in Canada.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current laws, rules and regulations, generally applicable to non-residents of Canada who hold shares of our common stock. This discussion does not address all potentially relevant Canadian federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of the Canadian federal income tax law. In addition this summary does not take into account or anticipate changes in the governing law, whether by judicial, executive or legislative action, nor does it take into account any provincial, local or foreign tax consequences.

Dividends

A non-resident of Canada who holds shares of our common stock will be subject to a Canadian withholding tax equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares held.

In accordance with the 1995 Protocol amending the Canada-US Income Tax Convention (1980) the rate of withholding tax applicable to a dividend on common shares paid to a holder who is non-resident of Canada and a resident of the United States is, if the holder of the common shares is a company that beneficially owns at least 10% of the our voting stock, 5% and in any other case 15% of the gross amount of the dividend. We will be required to withhold the applicable amount from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the non-resident holder.

In accordance with the 1995 Protocol amending the Canada-US Income Tax Convention (1980), certain tax-exempt entities residing in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on our common shares.

Capital Gains (Losses)

A non-resident of Canada who disposes of shares of our common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute “taxable Canadian property” as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a non-resident of Canada unless the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada, or the non-resident of Canada or persons with whom the non-resident of Canada did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock.

A non-resident of Canada who is resident of the United States and realizes a capital gain on disposition of common shares that are taxable Canadian property will nevertheless, by virtue of the Canada-US Income Tax Convention (1980), generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares are derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common shares formed part of the business property of a permanent establishment that the non-resident of Canada has or had in Canada within the twelve months preceding disposition, or (c) the non-resident of Canada (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during the twenty years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A non-resident of Canada who is subject to Canadian tax in respect of a capital gain on disposition of common shares must include one-half of the capital gain in computing his taxable income earned in Canada. The non-resident of Canada may, subject to certain limitations, deduct one half of any capital loss arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

DOCUMENTS ON DISPLAY

All documents referred to in this annual report on Form 20-F may be inspected at our offices during regular business hours located #420 - 475 Howe Street, Vancouver, British Columbia V6C 2B3, telephone (604) 606-7979.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Our Acting President and Secretary, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F (in accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Acting President and Secretary have concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our Acting President and Secretary, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F. Based on this evaluation, our Acting President and Secretary have concluded that these internal controls over financial reporting are effective and provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

During the course of their evaluation, our Acting President and Secretary did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting. Furthermore, because there were no significant deficiencies and/or material weaknesses discovered no remedial measures were necessary or taken during the period covered by this report to correct any such deficiencies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes in our disclosure controls and procedures or other factors have occurred during the fiscal year covered by this annual report on Form 20-F that would materially affect or be reasonably likely to materially affect our disclosure controls and procedures.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently have, and will continue to have, one audit committee members who is “financial experts” (as defined in accordance with Item 16A(b) of Form 20-F), F. George Orr.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal year ended March 31, 2004 were Charlton & Company, Chartered Accountants. At our request, effective June 24, 2005, Charlton & Company, Chartered Accountants, resigned as our auditors and we have appointed Smythe Ratcliffe, Chartered Accountants, as successor auditors for the fiscal year ended March 31, 2005.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2004 and March 31, 2005 for professional services rendered by Charlton & Company and Smythe Ratcliffe, Chartered Accountants, for the audit of our annual financial statements were $4,000 and $5,000, respectively.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee charter requires us to request the prior approval of our audit committee on every occasion for which we engage our principal accountants or their associated entities to render any audit or non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

VALCENT PRODUCTS INC.
(Formerly Nettron.Com, Inc.)

March 31, 2005 and 2004

(Expressed in Canadian Dollars)

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

facsimile:  604.688.4675

telephone:  604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Valcent Products Inc. (Formerly Nettron.Com, Inc.)

We have audited the balance sheet of Valcent Products Inc. (Formerly Nettron.Com, Inc.) as at March 31, 2005 and the statements of operations and deficit and cash flows for the year ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement as at March 31, 2004 and 2003, and for the two years then ended were audited by another auditor who expressed an opinion without reservation on those statements in his report dated July 15, 2004.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada
July 18, 2005, except as to Note 10,
which is as of October 13, 2005

Comments by Auditor for US Readers on Canada - US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going-concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated July 18, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants
July 18, 2005, except as to Note 10,
which is as of October 13, 2005

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Balance Sheets
As at March 31
(Expressed in Canadian Dollars)

	2005	2004
ASSETS
Current
Cash and term deposits	$222	$–
Accounts receivable	714	2,059
	$936	$2,059

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current
Bank indebtedness	$–	$1,132
Accounts payable and accrued liabilities	80,527	87,144
Related party advances	158,359	106,039
	238,886	194,315
Shareholders’ deficit
Share capital (Note 4)	2,999,420	2,999,420
Deficit	(3,237,370)	(3,191,676)
	(237,950)	(192,256)
	$936	$2,059

Nature of Operations (Note 2)
Subsequent Events (Note 10)

Approved by the Board:

“Douglas E. Ford”	Director
Douglas E. Ford

See accompanying notes.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Statement of Operations and Deficit
Years Ended March 31
(Expressed in Canadian Dollars)

	2005	2004	2003

Expenses
Advertising and promotion	$–	$1,045	$289
Amortization	–	–	4,500
Filing and transfer agent fees	10,600	9,310	8,260
Foreign exchange (gain) loss	(1,228)	953	–
Management fees	6,000	6,000	4,500
Office and miscellaneous	919	217	477
Professional fees (recovery)	23,403	2,360	(104,163)
Rent	6,000	6,000	4,500
Loss (income) from continuing operations	45,694	25,885	(81,637)
Foreign exchange gain	–	–	(796)
Gain on disposal of discontinued operations (note 3)	–	(2,238)	–
Net loss (income)	45,694	23,647	(82,433)
Deficit, beginning of year	3,191,676	3,168,029	3,250,462
Deficit, end of year	$3,237,370	$3,191,676	$3,168,029
Net loss (income) per share - basic and diluted	$0.01	$0.01	$(0.01)
Weighted average shares outstanding	6,435,374	6,435,374	6,435,374

See accompanying notes.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Statements of Cash Flows
Years Ended March 31
(Expressed in Canadian Dollars)

	2005	2004	2003
Cash flows provided by (used in)
Operating activities
Income (loss) from operations	$(45,694)	$(23,647)	$81,637
Items not involving cash
Amortization of property and equipment in
discontinued operations	–	(2,238)	4,500

	(45,694)	(25,885)	86,137

Changes in non-cash working capital balances
Accounts receivable	1,345	(1,384)	8,018
Accounts payable and accrued liabilities	(6,617)	(72,310)	(103,472)
Foreign exchange gain	–	–	796
	(5,272)	(73,694)	(94,658)
Cash used in continued operations	(50,966)	(99,579)	(8,521)

Financing activity
Related party advances	52,320	90,661	–
Proceeds on issuance of shares and share subscriptions	–	–	15,378

Cash provided by financing activities	52,320	90,661	15,378
Increase (decrease) in cash	1,354	(8,918)	6,857
Cash (bank indebtedness), beginning of year	(1,132)	7,786	929
Cash (bank indebtedness), end of year	$222	$(1,132)	$7,786

See accompanying notes.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
Years Ended March 31, 2005 and 2004
(Expressed in Canadian Dollars)

1.	Significant Accounting Policies

(a)	Principles of consolidation

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. On April 19, 2005 Nettron.Com, Inc. changed its name to Valcent Products Inc. (the “Company”). Effective March 24, 2004 the Company disposed of its wholly-owned subsidiary, Nettron Media Group, Inc. and recorded a gain on disposal of discontinued operations.

(b)	Foreign currency transactions and translation

Amounts denominated in US dollars have been translated into Canadian dollars as follows:

(i)	monetary assets and liabilities, at the year end exchange rates;

(ii)	non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

(iii)	revenue and expense items, at the average rate of exchange during each year.

All exchange gains and losses are charged to operations.

(c)	Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

(d)	Loss per share

The Company uses the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period to the extent they are dilutive. The assumed conversion of stock options has an anti-dilutive impact on both 2005 and 2004 and has not been recorded.

(e)	Stock-based compensation

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid the option holders is credited to capital stock. There is no effect for the years presented.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

1.	Significant Accounting Policies (continued)

(f)	Income taxes

The Company has adopted the recommendations of CICA Handbook Section 3465, Income Taxes, which requires use of the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences, which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

2.	Nature of Business and Ability to Continue as a Going-Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising financing. During the year ended March 31, 2005 the Company reached an agreement in principle, subject to due diligence and entering into formal documentation, to acquire a license to certain proprietary technology owned by arms-length parties (see License Acquisition and Private Placement Note 9).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2005, the Company has accumulated losses totaling $3,237,370 and had a working capital deficiency of $237,950. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.	Disposition

On March 24, 2004, the Company made the decision to abandon and therefore discontinue the operations of its wholly owned subsidiary, Nettron Media Group. The financial results of Nettron Media Group have been segregated and presented as a discontinued operation on the statements of operations and deficit and cash flows. The results of discontinued operations are summarized as follows:

2004
Revenue	$–
Loss from operations	(4,500)
Loss on write-off of property and equipment	(5,905)
Forgiveness of debt	12,643
Gain on disposal of discontinued operations	$2,238

The balance sheets do not include any net assets related to the discontinued operations.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

3.	Disposition (continued)

2004

Loss per share from discontinued operations is summarized as follows:
From operations	$–
On disposal of net property	–
$–

4.	Share Capital

(a)	Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

(b)	Issued

The Company had issued share capital of 6,435,374 common shares representing $2,999,420 as at March 31, 2003, 2004 and March 31, 2005.

Subsequent to March 31, 2005 the Company consolidated its common shares three for one and issued 1,605,000 post-consolidated common shares, for the settlement of $221,407 of debt, resulting in the issued share capital being 3,750,125 common shares. Pursuant to an agreement in principle the Company may also issue additional common shares in conjunction with a license acquisition agreement and a private placement (see Note 9)

(c)	Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), a total of 10% of the Company’s issued common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange or any other exchange that the Company lists its common shares. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

As at March 31, 2004 the Company had outstanding stock options whereby 612,500 shares could be acquired as to 512,500 shares at $0.44 until September 10, 2004 and 100,000 shares at $2.00 until March 27, 2005. All of these options expired unexercised and no options remained outstanding as at March 31, 2005.

Subsequent to March 31, 2005 the Company amended the Plan and instituted a new stock option plan (the “US Plan”). The US Plan is applicable to residents of the United States and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares. The amended terms of the Plan call for the total aggregate number of options that can be granted under both the Plan and the US Plan be no more than 10% of the issued number of common shares.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

5.	Income taxes

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2005	2004

Net operating losses	$798,392	$877,170
Net capital losses	255,705	270,063
Valuation allowance	(1,054,097)	(1,147,233)
Future tax assets (liability)	$–	$–

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totaling $2,241,414 (2004 - $2,331,660), which expire in various amounts from 2006 to 2013. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,435,740, which are available to reduce capital gains in future periods.

6.	Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. As at March 31, 2005 and 2004 the fair values of cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the immediate short-term maturity of these instruments.

7.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a)
Included in accounts payable and accrued liabilities is $158,359 (2004 - $106,039) due to directors and companies controlled by directors. Subsequent to March 31, 2005 $153,349 of this balance was settled by way of the issuance of 1,106,486 common shares.

(b)	The Company paid fees to directors and companies controlled by directors for the following services:

	2005	2004	2003

Management fees	$6,000	$6,000	$4,500
Rent	$6,000	$6,000	$4,500

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

8.	United States Accounting Principles

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the United States of America.

9.	License Acquisition and Private Placement

The Company has reached an agreement in principle with certain arms-length parties whereby it may acquire an exclusive worldwide license to the licensor’s technologies for 20,000,000 common shares, post-consolidated, the payment of a license fee of $125,000, the payment of costs associated with developing the underlying technologies since March 17, 2005 and the payment of ongoing royalties from the sale of related products. To finance the license acquisition and the ongoing development and marketing of the underlying technologies the Company has received shareholder approval to issue US $1,500,000 debentures convertible into common shares plus warrants to acquire additional common shares and pay finders’ fees, which would include cash, common shares and warrants to acquire additional common shares.

10.	Subsequent Event

On July 29, 2005, the Company entered into a series of related definitive agreements with MK Enterprises LLC (“MK”, collectively the “MK Agreements”), including (i) a master license agreement for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to the Initial Products and the Initial Ancillaries (the “MK Master License”), (ii) a product development agreement which granted the Company a right for an initial period of five years to acquire a license, for a period lasting so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any Additional Products and any Additional Ancillaries (the “MK Product Development Agreement”), and (iii) a consulting agreement pursuant to which the Company will receive consulting support from MK in connection with each of the Initial Products, the Initial Ancillaries, the Additional consulting support from MK in connection with each of the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of post-consolidated common stock;

•	A one-tine US $125,000 license fee;

•	Reimbursement for US $125,000 in development costs associated with each of the Initial Products since March 17, 2005;

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

10.	Subsequent Event (continued)

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	US $127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of common stock;

•	Three year warrants to purchase up to 255,440 shares of common stock at a price of US $0.50; and

•	Three year warrants to purchase up to 425,733 shares of common stock at a price of US $0.75.

The Company is obligated to register all of the shares issuable upon conversion of the promissory notes and under the warrants.

Valcent Products Inc.
(Formerly Nettron.Com, Inc.)
Notes to the Financial Statements
March 31, 2005 and 2004
(Expressed in Canadian Dollars)

10.	Subsequent Event (continued)

•	The greater of the following, payable annually:

(i)	USD $400,000; or

(ii)	The aggregate of the following:

•	Subject to a minimum amount of US $37,500 per Initial Product during the second year of the MK Master License, and US $50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

:	US $10.00 per Ultrasonic Skincare System unit sold;

:	US $2.00 per Dust Wolf unit sold;

:	4.5% of annual net sales of the Tomorrow Garden Kit; and

:	3% of annual net sales of Initial Ancillaries.

•	A one-time US $50,000 license fee for each Additional Product licensed (except for a one pre-identified product);

•
Subject to a minimum amount of US $50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries; and

•	Consulting fees of US $156,000 per year, payable monthly in advance.

During the period July 25, 2005 through August 5, 2005, the Company consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which were issued, in the aggregate, US $1,277,200 in 8% per annum convertible notes and three year warrants to acquire (i) up to 1,702,924 shares of common stock at a price per share of US $0.50, and (ii) up to an additional 1,702,924 shares of common stock at a price per share of US $1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) US $0.55. The convertible notes carry a redemption feature which allows for their retirement, in whole or in part, for an amount equal to 130% of the amount being redeemed, but only in the event the common shares have a closing price of US $1.50 per share for at least twenty consecutive trading days and there has otherwise been no default.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

ITEM 19. EXHIBITS.

No.	Description of Exhibit

1(a)(i)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, FILED HEREWITH.
1(a)(ii)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, FILED HEREWITH.
1(a)(iii)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, FILED HEREWITH.
1(a)(iv)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, FILED HEREWITH.
1(a)(v)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, FILED HEREWITH.
1(a)(vi)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, FILED HEREWITH.
1(a)(vii)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, FILED HEREWITH.
1(b)	By-laws of Valcent Products Inc., dated March 26, 1996, FILED HEREWITH.
2(b)(i)	Form of United States Convertible Note Purchase Agreement, including Warrant Agreements between Valcent Products Inc., and United States Note Holders, dated July 31, 2005, FILED HEREWITH.
2(b)(ii)	Form of Canadian Convertible Note Purchase Agreement, including Warrant Agreements between Valcent Products Inc., and Canadian Note Holders, dated July 31, 2005, FILED HEREWITH
2(b)(iii)	Form of Finders' Warrant between Valcent Products Inc., and Viscount Investment Ltd., dated July 31, 2005, FILED HEREWITH
4(a)(i)	Master License Agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, FILED HEREWITH.
4(a)(ii)	Product Development Agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, FILED HEREWITH.
4(a)(iii)	Invention License Agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, FILED HEREWITH.
4(a)(iv)	Consulting Agreement between Valcent Products Inc. and Malcolm Glen Kertz, dated July 29, 2005, FILED HEREWITH.
4(a)(v)	Consulting Agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, FILED HEREWITH.
4(a)(vi)	Further Agreement between Valcent Products Inc. and Malcolm Glen Kertz, dated July 29, 2005, FILED HEREWITH.
12(a)(i)	Certification of Valcent Products Inc. Acting President, M. Glen Kertz, required by Rule 13a-14(a) or Rule 15d-14(a), and dated October 13, 2005, FILED HEREWITH.
12(a)(ii)	Certification of Valcent Products Inc. Secretary, F. George Orr, required by Rule 13a-14(a) or Rule 15d-14(a), and dated October 13, 2005, FILED HEREWITH.
13(a)(i)
Certification of Valcent Products Inc. Acting President, M. Glen Kertz, required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), and dated October 13, 2005, FILED HEREWITH.

13(a)(ii)
Certification of Valcent Products Inc. Secretary, F. George Orr, required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), and dated October 13, 2005, FILED HEREWITH.

15(a)	Audit Committee Charter, adopted by Board of Directors March 2005, FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: October 13, 2005	By:	/s/ M. Glen Kertz

M. Glen Kertz Acting President