Form 20-F
period 2006-03-31
VALCENT PRODUCTS INC.
filed 2006-10-02
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at March 31, 2006 - 15,787,835.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or
15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.   ☒    Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS IN THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities plan confirmed by a court.    Yes ☐ No ☐

ii

iii

PART I

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Certain written and oral statements made by our Company and subsidiaries of our Company may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. This includes statements made in this report, in other filings with the Securities and Exchange Commission (“SEC’), in press releases, and in certain other oral and written presentations. Generally, the words “anticipates”, “believes”, “expects”, “plans”, “may”, “will”, “should”, “seeks”, “estimates”, “project”, “predict”, “potential”, “continue”, “intends”, and other similar words identify forward-looking statements. All statements that address operating results, events or developments that we expect or anticipate will occur in the future, including statements related to sales, earnings per share results, and statements expressing general expectations about future operating results, are forward-looking statements and are based upon the Company’s current expectations and various assumptions. The Company believes there is a reasonable basis for its expectations and assumptions, but there can be no assurance that the Company will realize its expectations or that the Company’s assumptions will prove correct. Forward-looking statements are subject to risks that could cause them to differ materially from actual results. Accordingly, the Company cautions readers not to place undue reliance on forward-looking statements. We believe that these risks include but are not limited to the risks described in this report under Part I, Item 3, Subsection D entitled “Risk Factors” and Part I, Item 5, entitled “Operating and Financial Review and Prospects” and that are otherwise described from time to time in our SEC reports filed after this report. These statements appear in a number of places in this Form 20-F and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of us, our directors or our officers, with respect to, among other things: (i) our liquidity and capital resources, (ii) our financing opportunities and plans, (iii) our ability to attract customers to generate revenues, (iv) competition in our business segment, (v) market and other trends affecting our future financial condition or results of operations, (vi) our growth strategy and operating strategy, and (vii) the declaration and/or payment of dividends.

Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, those set forth in. we undertake no obligation to update any of the forward-looking statements in this annual report on Form 20-F after the date of this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

          SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements and related notes for the preceding five years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. Effective March 24, 2004, we disposed of our interest in Nettron Media Group, formerly our wholly-owned subsidiary. The comparative financial results of Nettron Media Group for the year ended March 31, 2004 have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in our audited financial statements. For comparative purposes this selected financial data for the years ended March 31, 2002, 2003, 2004, 20054 and 2006 is also presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, which, as set forth in Note 2 and 13, conform in all material respects with those of the United States and with the requirements of the Securities and Exchange Commission.

Valcent Products Inc. Selected Financial Data (Expressed in Canadian Dollars)	March 31, 2006 12 Months	March 31, 2005 12 Months	March 31, 2004 12 Months	March 31, 2003 12 Months	March 31, 2002 12 Months

Net Operating Revenues per Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss (Income) from operations	$3,734,599	$45,694	$25,885	$(81,637)	$123,144

Loss (Income) from operations U.S. GAAP	$3,699,724	$45,694	$25,885	$(81,637)	$123,144

Loss (Income) from continued operations per Canadian GAAP	$3,734,599	$45,694	$25,885	$(82,433)	$136,885

Loss (Income) from discontinued operations per Canadian GAAP	$0.00	$0.00	$(2,238)	$0.00	$0.00

Net (Income) loss per Canadian GAAP	$3,734,599	$45,694	$23,647	$(82,433)	$136,885

Loss (Income) from continued operations per U.S. GAAP	$3,699,724	$45,694	$25,885	$(82,433)	$136,885

Loss (Income) from discontinued operations per U.S. GAAP	$0.00	$0.00	$(2,238)	$0.00	$0.00

Net (Income) loss per U.S. GAAP	$3,699,724	$15,694	$23,647	$(82,433)	$136,885

Loss (Income) per share from continued operations - basic, Canadian GAAP	$0.354	$0.007	$0.01	$(0.01)	$0.02

Loss per share from discontinued operations, Canadian GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss (Income) per share after

discontinued operations, Canadian GAAP	$0.354	$0.007	$0.01	$(0.01)	$0.02

Loss (Income) per share from continued operations, U.S. GAAP	$0.351	$0.007	$0.01	$(0.01)	$0.02

Loss (Income) per share from discontinued operations, U.S. GAAP	$0.00	$0.00	$0.01	$0.00	$0.00

Loss (Income) per share after discontinued operations, U.S. GAAP	$0.351	$0.007	$0.01	$(0.01)	$0.02

Share capital per Canadian GAAP	$4,099,870	$2,999,420	$2,999,420	$2,999,420	$2,999,420

Share capital per U.S. GAAP	$4,391,371	$2,999,420	$2,999,420	$3,383,540	$3,383,540

Common shares issued	15,787,835	6,435,374	6,435,374	6,435,374	6,435,374

Weighted average shares outstanding per Canadian GAAP	10,548,042	6,435,374	6,435,374	6,435,374	6,447,041

Weighted average shares outstanding per U.S. GAAP	10,548,042	6,435,374	6,435,374	6,435,374	6,447,041

Total Assets per Canadian GAAP	$1,392,801	$936	$2,059	$18,866	$24,527

Total Assets per U.S. GAAP	$1,392,801	$936	$2,059	$18,866	$24,527

Net assets (liabilities) per Canadian GAAP	$(441,099)	$(237,950)	$192,256	$(168,609)	$(251,042)

Net assets (liabilities) per U.S. GAAP	$(590,697)	$(237,950)	$192,256	$(168,609)	$(251,042)

Convertible debentures (current and long term portions) per U.S. GAAP)	$0.00	$0.00	$0.00	$0.00	$0.00

Cash Dividends Declared per common shares, Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Exchange Rates (CND to USD) Period Average	$0.8385	$0.7842	$0.7403	$0.6458	$0.6393

Exchange Rates (CND to USD) for six most recent months	Period High	Period Low

March 2006	$0.8850	$0.8512
April 2006	$0.8762	$0.8714
May 2006	$0.9045	$0.8983
June 2006	$0.9009	$0.8945
July 2006	$0.8888	$0.8831
August 2006	$0.9025	$0.8837

Exchange Rate (CND to USD) September 25, 2006	$0.8952

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

          REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

          RISK FACTORS

Our business entails a significant degree of risk, and an investment in our securities should be considered highly speculative. An investment in our securities should only be undertaken by persons who can afford the loss of their entire investment. The following is a general description of material risks, which may adversely affect our business, our financial condition, including liquidity and profitability, and our results of operations, ultimately affecting the value of an investment in shares of our common stock.

          GENERAL BUSINESS RISKS

We are a development stage company and based on our historical operating losses and negative cash flows from operating activities there is uncertainty as to our ability to continue as a going concern.

We have a history of operating losses and negative cash flows from operating activities, resulting in our continued dependence on external financing arrangements. In the event that we are unable to achieve or sustain profitability or are otherwise unable to secure additional external financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our security holders losing their entire investment. Our financial statements, which have been prepared in accordance with Canadian GAAP, contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”.

From inception, we have historically generated minimal revenues while sustaining substantial operating losses and we anticipate incurring continued operating losses and negative cash flows in the foreseeable future resulting in uncertainty of future profitability and limitation on our operations.

From inception, we have generated minimal revenues and experienced negative cash flows from operating losses. We anticipate continuing to incur such operating losses and negative cash flows in the foreseeable future, and to accumulate increasing deficits as we increase our expenditures for (i) technology, (ii) infrastructure, (iii) research and development, (iv) sales and marketing, (v) interest charges and expenses related to previous equity and debt financings, and (v) general business enhancements. Any increases in our operating expenses will require us to achieve significant revenue before we can attain profitability. In the event that we are unable to achieve profitability or raise sufficient funding to cover our losses we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Our accumulated deficit makes it more difficult to borrow funds.

As of the year ended March 31, 2006, and as a result of historical operating losses from prior operations we had a deficit of $3,237,370 and a deficit of $3,734,599 from losses accumulated during our development stage, our total accumulated deficit was $6,971,969. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”.

Our having recently undergone a change in business direction and significant restructuring coupled with our limited experience as a publicly traded company with substantial operations in several different industries, may increase our expenses and place significant demands on our management.

From inception we have undergone several changes in business direction and consequently have previously had only limited operations. As a result of our most recent change in business direction, significant restructuring and our limited experience as a publicly traded company with substantial operations in several different industries, responding to our regulatory and reporting obligations could increase our general, administrative, legal and auditing costs and place substantial time demands on our management. We anticipate that, due to the increased complexity of our corporate structure and our simultaneous pursuit of various product lines in different industries, our regulatory and reporting obligations will require further expenditures to train additional personnel and retain appropriate legal and accounting professional services. In the event that these expenditures precede or are not subsequently followed by revenues or that we are unable to raise sufficient funding to cover any increase in our expenses, we may not be able to meet our obligations as they come due, and our business, financial condition, and results of operations may be negatively affected, raising substantial doubts as to our ability to continue as a going concern.

                   RISKS ASSOCIATED WITH OUR BUSINESSES AND INDUSTRIES

We face serious competition in our business segments from new market entrants as well as a number of established companies with greater resources and existing customer bases.

The markets for our potential products rapidly evolve and are intensely competitive as new consumer retail products are regularly introduced. Competition in our market segments is based primarily upon:

•	brand name recognition;

•	availability of financial resources;

•	the quality of products;

•	reviews received for products from independent reviewers who publish in magazines, websites, newspapers and other industry publications;

•	availability of access to retail shelf space;

•	the price of each product; and

•	the number of products then available.

We face competition from other consumer retail manufacturers, all of whom generally sell through the same combination of channels as we intend to, including retail, wholesale, direct-response and online marketing sales.

To remain competitive in our market segments we rely heavily upon what we believe to be our superior potential product quality, marketing and sales abilities, proprietary technology, product development capabilities and our management’s experience. However, we may not be able to effectively compete in these intensely competitive markets, as some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than we can. Moreover, we believe that competition from new entrants will increase as the market for each of our potential products expands. If our potential product lines are not successful, our business, financial condition and results of operations will be negatively affected. See “Business—Competition”.

Our intellectual property may not be adequately protected from unauthorized use by others, which could increase our litigation costs and adversely affect our sales.

Our intellectual properties are the most important assets that we possess in our ability to generate revenues and profits and we will rely very significantly on these intellectual property assets in being able to effectively compete in our markets. However, our intellectual property rights may not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and a reduction in our own sales. Moreover, if we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. We may not have adequate remedies if our proprietary content is appropriated. See “Business—Intellectual Property”.

If our potential products infringe upon proprietary rights of others, lawsuits may be brought requiring us to pay large legal expenses and judgments and redesign or discontinue selling one or more of our potential products.

We are not aware of any circumstances under which our potential products infringe upon any valid existing proprietary rights of third parties. Infringement claims, however, could arise at any time, whether or not meritorious, and could result in costly litigation or require us to enter into royalty or licensing agreements. If we are found to have infringed the proprietary rights of others, we could be required to pay damages, redesign our potential products or discontinue their sale. Any of these outcomes, individually or collectively, would negatively affect on our business, financial condition and results of operations. See “Business—Intellectual Property”.

Should our Nova Skin Care System be classified as a medical device and should we fail to obtain and maintain the necessary United States Food and Drug Administration clearances our business will be adversely affected.

While we do not believe that our Nova Skin Care System is a medical device as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act, it may nevertheless be classified as such and subject to regulation by the Food and Drug Administration or other federal, state and local authorities.

Generally, these regulations relate to the manufacture, labeling, sale, promotion, distribution, import, export and shipping of products that are deemed medical devices. In the United States, before a new medical device may be marketed the manufacturer must first receive, unless there exists an applicable exemption, either clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act or pre-market approval from the Food and Drug Administration. The Food and Drug Administration’s 510(k) clearance process usually takes anywhere from three to twelve months, or longer, while the process of obtaining pre-market approval is much more costly and uncertain and generally takes from one to three years, or longer.

Medical devices may be marketed only for those indications for which they are approved or cleared. Should we be required to seek clearance or pre-market approval, the Food and Drug Administration may not approve or clear indications that are necessary or desirable for successful commercialization of our Nova Skin Care System. Indeed, the Food and Drug Administration may refuse requests for 510(k) clearance or pre-market approval altogether, or, if granted, clearances may be revoked if safety or effectiveness problems were to arise. If this were to occur, our business, financial condition and results of operations will be negatively affected. See “Business—Regulation”.

If we are unable to successfully break into new markets, implement our growth strategy or manage our business as it does grow, our future operating results could suffer.

As a development stage company we face several challenges in entering each of the consumer retail markets for our respective potential products, particularly consumers’ lack of awareness of our company and our potential product lines, competing for market share with established consumer retail product manufacturers and difficulties in competing for, hiring and retaining representative personnel in each of our respective potential markets. In addition, we face several challenges common to any new market entrant, including problems typically associated with unfamiliarity of local market conditions and market demographics. Each new market we enter may also have different competitive conditions, consumer tastes and discretionary spending patterns, which may require us to adjust our growth strategy or modify the way in which we manage our business. To the extent that we are unable to break into or meet the challenges associated with establishing ourselves in a new market, our future operating results could suffer and our financial condition and business may be negatively affected. See “Business—Marketing and Advertising”.

Changes in consumer preferences or discretionary spending may negatively affect our future operating results.

Within the businesses and industries in which we intend to operate—consumer retail products—revenues are largely generated by consumer preferences and discretionary spending. Our success as a potential manufacturer and retailer of consumer products will depend, in part, on the popularity of each of our potential product lines. Any shift in consumer sentiment away from our potential products or product lines could have a negative affect on our ability to achieve future profitability. Our success also depends on a number of factors affecting levels of consumer discretionary income and spending, including, the following, among other, social and economic conditions:

•	general business conditions;

•	interest rates;

•	inflation;

•	consumer debt levels;

•	the availability of consumer credit;

•	taxation;

•	fuel prices and electrical power rates;

•	unemployment trends;

•	natural disasters;

•	terrorist attacks and acts of war; and

•	other matters that influences consumer confidence and spending.

Consumer purchases of discretionary items, including our potential products and product lines, could decline during periods in which discretionary income is lower or actual or perceived unfavorable economic conditions exist. Should this occurs, and if we are unable to introduce new products and product lines that consumers find appealing, our business, financial condition and results of operations will be negatively affected. See “Business—Our Potential Markets”.

We may be subject to adverse publicity or claims by consumers arising out of use of our potential product lines.

We may be subject to complaints from or litigation by consumers, whether or not meritorious, relating to quality, health or operational aspects of our potential product lines. Such claims could arise at any time and, should they arise, we may not be successful in defending them. Any litigation, regardless of the outcome, would entail significant costs and use of management time, which could impair our ability to generate revenue and profit. For these reasons or, should we be found liable with regard to a claim arising out of any of our potential product lines, our business, financial condition, and results of operations would be negatively affected.

We face substantial competition in attracting and retaining qualified senior management and key personnel and may be unable to develop and grow our business if we cannot attract and retain senior management and key personnel as necessary, or if we were to lose our existing senior management and key personnel.

As a development stage company, our success, to a large extent, depends upon our ability to attract, hire and retain highly qualified and knowledgeable senior management and key personnel who possess the skills and experience necessary to satisfy our business and client service needs. Our ability to attract and retain such senior management and key personnel will depend on numerous factors, including our ability to offer salaries, benefits and professional growth opportunities that are comparable with and competitive to those offered by more established consumer retail product manufacturers. We may be required to invest significant time and resources in attracting and retaining, as necessary, additional senior management and key personnel, and many of the companies with which we will compete for any such individuals have greater financial and other resources which afford them the ability to undertake more extensive and aggressive hiring campaigns than we can. Furthermore, an important component to the overall compensation offered to our senior management and key personnel will be equity. If our stock prices do not appreciate over time, it may be difficult for us to attract and retain senior management and key personnel. Moreover, should we lose any members of our senior management or key personnel, we may be unable to prevent the unauthorized disclosure or use of our trade secrets, including our technical knowledge, practices, procedures or client lists by such individuals. The normal running of our operations may be interrupted, and our financial condition and results of operations negatively affected, as a result of any inability on our part to attract or retain the services of qualified and experienced senior management and key personnel, any member of our existing senior management or key personnel leaving and a suitable replacement not found, or should any of our former senior management or key personnel disclose our trade secrets. See “Business—Trade Secrets” and “Business—Employees”.

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK

We have incurred and continue to face serious financial penalties for our continuing failure to meet our registration obligations under the terms of a recent series of related private offering transactions.

During the period of July 25, 2005 through August 5, 2005 we consummated a series of related private offering transactions with and among a syndicated group of institutional and other investors pursuant to which we agreed to issue, in the aggregate, USD$1,277,200 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 1,702,924 shares of common stock at prices per share of between USD$0.40 and USD$0.50, and (ii) up to an additional 1,702,924 shares of common stock at prices per share of between USD$0.90 and USD$1.00. In conjunction with these private offering transactions we paid a finders’ fees of (i) USD$127,720 in cash, representing 10% of the gross proceeds realized, (ii) 425,735 shares of common stock, (iii) three-year warrants to purchase up to 255,440 shares of common stock at a price per share of USD$0.50, and (iv) three-year warrants to purchase up to 425,733 shares of common stock at a price per share of USD$0.75. As part of the financing transaction, we also granted certain registration rights to each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transactions, including 200% of those shares issuable upon conversion of the notes and all shares issuable upon exercise of the warrants, by filing a registration statement on Form F-1 covering such shares within sixty days of the closing date, or by September 27, 2005. Under the terms of the registration provisions, we had until January 25, 2006 to cause such registration statement to be declared effective by the SEC, with any delays in meeting this obligation subjecting us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay. As of the date of this filing, these convertible notes are due and payable on demand.

As a consequence, among other reasons, of ongoing delays resulting from our having recently undergone a significant restructuring and change in business direction, and the unavailability of certain information necessary for preparing our filing we experienced delays in meeting our registration obligation under the terms of the series of related private offering transactions. As a result, on April 6, 2006, we reached a verbal agreement with the syndicated group of institutional and other investors, wherein we agreed to convert the accruing penalties associated with the July 25, 2005 through August 5, 2005 transactions, an aggregate of USD$82,200, into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each USD$0.75 of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of USD$0.75. As part of this verbal agreement we also granted certain additional registration rights to each of the investors pursuant to which we became committed to registering all of the shares issued as part of the July 25, 2005 through August 5, 2005 transactions as well as all of the shares issued in satisfaction of the accruing penalties within fourteen days of the April 6, 2006 agreement, or by April 20, 2006, and to cause such registration statement to be declared effective by the SEC by June 5, 2006. Furthermore, in accordance with the verbal agreement, any delays in meeting our obligation to file a registration statement by April 20, 2006 subject us to additional liability in the form of a reduction in the exercise price of the Class A and Class B warrants issued as part of the original series of related private offering transactions in an amount of USD$0.10 per week for the duration of any such delay.

On April 6, 2006, in order to retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, USD$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of USD$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of USD$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) USD$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of USD$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. In conjunction with these private offering transactions we also paid a finders’ fees of (i) USD$55,166 in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of USD$0.50, and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of USD$0.75.

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of the July 25, 2005 through August 5, 2005 transactions from USD$0.50 and USD$1.00 to USD$0.40 and USD$0.90, respectively. Moreover, as of the date of this annual report, we are accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006 in addition to other penalties. As of September 13, 2006, we have accrued $123,094 in penalties related to the registration rights granted and have included in this registration statement up to 447,614 common shares in satisfaction of this amount, exclusive of those penalties previously converted into convertible penalty notes and warrants. Our management is hopeful that we will cause such registration statement to be declared effective in the near future, however, the penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, will negatively affect our business, our financial condition and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year.

When our registration statement on Form F-1 is declared effective by the SEC, up to 11,254,778 shares of our common stock will become eligible for immediate public sale which is likely to have an adverse affect on the market price of our common stock.

When our registration statement is declared effective by the SEC, 1,594,091 shares of our common stock will become eligible for immediate public sale and up to 9,660,687 shares of our common stock underlying convertible notes, including interest and penalties, and warrants, upon their conversion or exercise, will be eligible for immediate public sale. As a percentage of our total outstanding common stock as of the date of the annual report, this represents 61.13%. If a significant number of shares are offered for sale simultaneously, which is likely to occur, it would have a depressive effect on the trading price of our common stock on the public market. Any such depressive effect may encourage short positions and short sales, which could place further downward pressure on the price of our common stock. Moreover, all of the shares sold in the offering will be freely transferable thereafter without restriction or further registration under the Securities Act (except for any shares purchased by our “affiliates”, as defined in Rule 144 of the Securities Act), which could place even further downward pressure on the price of our common stock. Furthermore, should a simultaneous sell-off occur, and due to the thinly-traded market for our common stock, shareholders may have difficulty selling shares of our common stock, at or above the price paid, at a fair market value or even at all. See “Principal and Selling Shareholders” and “Plan of Distribution”.

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are listed on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.) under they symbol “VCTPF”, there is not currently an active trading market for our common stock and an active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative affect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the affect of lowering the market price and therefore your investment could be a partial or complete loss. See “Market Information”.

Under certain circumstances, some of our outstanding common stock purchase warrants may be exercised without our receiving any cash.

We currently have outstanding warrants to purchase up to approximately 7,499,593 shares of our common stock, each of which are exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of that number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants are limited, any such exercise would have a negative affect, indirectly, on the market trading price our common stock. See “Description of Securities”.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Since our common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	changes in, or failure to achieve, financial estimates by securities analysts;

•	new products introduced or announced by us or our competitors;

•	announcements of technological innovations by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock; and

•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock trades on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the Nasdaq National Market, you may have difficulty reselling any of the shares of our common stock that you may own. See “Market Information”.

Our common stock is subject to the “penny stock” regulations, which are likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on a national securities exchange or quoted on the Nasdaq National Market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver to a prospective investor a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the prospective investor with current bid and ask quotations for the penny stock;

•	explain to the prospective investor the compensation of the broker-dealer and its salesperson in the transaction;

•	provide investors monthly account statements showing the market value of each penny stock held in the their account; and

•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

As a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act to which domestic United States issuers are subject.

As a foreign private issuer we are not required to comply with all of the informational requirements of the Exchange Act. As a result, there may be less information concerning our company publicly available than if we were a domestic United States issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and short profit provisions of Section 16 of the Exchange Act and the rules promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell shares of our common stock. See “Additional Information”.

As we are a Canadian company with most of our assets and key personnel located outside of the United States, you may have difficulty in acquiring United States jurisdiction or enforcing a United States judgment against us, our key personnel or our assets.

We are a Canadian company organized under the Business Corporations Act (Alberta). Many of our assets and certain of our key personnel, including our directors and officers, reside outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or any of our key personnel, or to enforce against us or any of our key personnel judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. In addition, Canadian courts may not permit you to bring an original action in Canada or recognize or enforce judgments of United States’ courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States or of any state thereof. Furthermore, because many of our assets are located in Canada, it would be extremely difficult to access those assets to satisfy any award entered against us in a United States court. Accordingly, you may have more difficulty in protecting your interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than you would otherwise as shareholder in a United States public company.

We do not intend to pay any common stock dividends in the foreseeable future.

We have never declared or paid a dividend on our common stock and, because we have very limited resources and a substantial accumulated deficit, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock. See “Dividend Policy”.

Future issuances of our common stock may depress our stock price and dilute your interest.

We may issue additional shares of our common stock in future financings or grant stock options to our employees, officers, directors and consultants under our stock incentive plan. Any such issuances could have the affect of depressing the market price of our common stock and, in any case, would dilute the percentage ownership interests in our company by our shareholders. In addition, we could issue serial preferred stock having rights, preferences and privileges senior to those of our common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could depress the value of our common stock and could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation. See “Share Capital”.

ITEM 4. INFORMATION ON OUR COMPANY

BUSINESS

          OUR CORPORATE HISTORY AND DEVELOPMENT

We were originally incorporated on January 19, 1996 in accordance with the provisions of the Business Corporations Act (Alberta) as 681673 Alberta Ltd. By certificate of amendment dated March 13, 1996, we changed our name from 681673 Alberta Ltd. to Ironclad Systems Inc.

On October 23, 1996, we completed a public offering and our common shares commenced trading as a junior capital pool company—a Canadian corporate structure allowing a company to raise capital and list its shares for trading prior to the establishment of a business—on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange which was thereafter acquired and renamed the TSX Venture Exchange). In connection with this public offering, we amended our certificate of incorporation, on August 19, 1996, to remove certain technical restrictions applicable only to privately held entities.

On June 30, 1998, we completed the acquisition of Good Times Roll Bicycle Rentals Inc., a bicycle rental business operating through hotels in Canada and the United States and originally incorporated on June 15, 1994 under the Company Act (British Columbia). We acquired 100% of the issued and outstanding common and preferred shares of Good Times Roll Bicycle Rentals Inc., in exchange for the issuance of 427,296 of our common shares and the execution of an assumption agreement by and among ourselves, Good Times Roll Bicycle Rentals Inc. and its creditors, pursuant to which we assumed, and settled through issuance of 160,000 common shares and $200,000 of convertible debentures, a total of $400,000 in debt owed by Good Times Roll Bicycle Rentals Inc.

Also on June 30, 1998, we completed the acquisition of Arizona Outback Adventures LLC, an Arizona limited liability company, originally organized on April 13, 1996, offering guided tours of Arizona that ranged from hiking and biking tours to multiple-day adventure eco-tours to the Grand Canyon. We acquired 100% of the shares of Arizona Outback Adventures LLC, for $1 plus the assumption of $9,054 in net liabilities.

By certificate of amendment dated June 30, 1998, we changed our name from Ironclad Systems Inc. to Bikestar Inc., and by certificate of amendment dated October 28, 1999, Good Times Roll Bicycle Rentals Inc. changed its name to Bikestar Rentals Inc.

In 1999, our management identified the internet as a preferred platform for our global consumer and business strategy and in response, on May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., as a wholly-owned subsidiary under the laws of the State of Texas. Nettron Media Group Inc. was a marketing enterprise focused on products and services that could be marketed through the internet as well as through traditional point of sale, telecommunications, voicemail and “bricks and mortar” business channels. Nettron Media Group Inc.’s primary focus had been Cupid’s Web, an interactive online dating and marketing service.

By certificate of amendment dated July 8, 1999, we changed our name from Bikestar Inc. to AdventurX.com, Inc., but, due to confusion with another company of similar name, on September 28, 1999, we again changed our name from AdventurX.com to Nettron.com, Inc.

On July 7, 2000, and in connection with Cupid’s Web, we announced the signing of an agreement in principle to purchase a 100% interest in a group of companies that operated the “The Right One” and “Together” dating service master franchises worldwide, including fourteen existing franchise operations (with the right to develop further franchises) and a 100% interest in each of Single File Magazine, Eight Friends Out dating service, and three dating websites (collectively the “Together Group”), in exchange for what would have amounted to a combination of cash payments, an issuance of common shares and debt, and the assumption of certain liabilities of the Together Group. In connection with this contemplated transaction, during the fiscal year ended March 31, 2001, we incurred and paid for all costs associated with developing the necessary framework for the proposed acquisition, including all parties legal and accounting professional service fees, corporate finance and consulting fees, travel expenses and management time, totaling approximately $576,000. No consideration was ever exchanged in connection with the July 7, 2000 agreement in principle, and, thereafter, on January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of our interest in Arizona Outback Adventures LLC and Bikestar Rentals Inc. The total proceeds of the sale of all issued and outstanding capital stock to a single purchaser was approximately $132,380, with $23,024 in cash received on closing and the balance of $109,356 representing the assumption of certain debt and payables by the purchaser. As a condition of the divestiture, on April 10, 2001, we canceled 280,000 common shares held in escrow.

The comparative financial results of Arizona Outback Adventures LLC and Bikestar Rentals Inc., from their respective acquisition dates, have been segregated and presented as discontinued operations in our audited financial statements. Combined revenues from these activities were $419,486 at March 31, 2001.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principal to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc., and on May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol from “NTT.H” to “VCTPF”.

On August 5, 2005, we completed a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc., incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the state of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee our projects in Mexico and Arizona related to the manufacturing of our potential consumer retail products.

On August 24, 1999, we had consolidated our common shares on a one-for-five-basis and on May 3, 2005, we again consolidated our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares in this annual report are stated on a post-consolidation basis. Per share amounts have also been restated for the share consolidation.

At present we are a development stage company focused on the refinement and manufacture of three lines of unrelated potential consumer retail products, two of which we anticipate to begin marketing and distributing prior to the conclusion of our current fiscal year, and the third prior to the conclusion of the subsequent fiscal year. From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

Our registered and records office is located at 3100, 324-8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and our principal executive offices are located at 420 – 475 Howe Street, Vancouver, British Columbia V6C 2B3. Our telephone number is (604) 606-7979.

          BUSINESS OVERVIEW

We are a development stage company focused on the refinement and manufacture of lines of unrelated potential consumer retail products, two of which we anticipate to begin marketing and distributing prior to the conclusion of our current fiscal year, and the third prior to the conclusion of the subsequent fiscal year. In addition, we have developed an down a patent relating to bio reactor design.

          POTENTIAL CONSUMER PRODUCTS

Our objective is to become a leading provider of consumer retail products in each of the respective markets for our potential product lines. To that end, we intend to use retail, wholesale, direct-response and online marketing to promote our potential products, initially concentrating on North America, and ultimately expanding into European and Asian markets.

Over the course of the next twelve months we intend to focus on the continued development, marketing and distribution of each of our lines of potential consumer retail products. In connection therewith, and for each of our potential product lines:

•

Eric Enciso, our Chief Operating Officer, Valcent Manufacturing Ltd., is responsible for overseeing all aspects of our operations, manufacturing, production and product fulfillment activities. He will also act as our primary liaison with Solid Integrations, LLC;

•

Jack Potts, our Director of Sales and Marketing, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He will also be responsible for working with our advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•

Forrest Ely, our Director of New Product Development, Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for the design and engineering and overall product development, including the procurement of certain materials and components necessary for manufacture and assembly, of our existing potential products. He will also be responsible for new potential product research and development and design.

Current potential product lines under development include:

                    The Nova Skin Care System

Our Nova Skin Care System is a personal hygiene product designed to facilitate the action of skin cleaners and moisturizers through the application of ultrasonic vibrations by means of a disposable head attached to a base device. The Nova Skin Care System has three settings, one for daily cleaning, one for deep moisturizing, and one for weekly exfoliation. Each setting will have a corresponding detachable and disposable applicator pad designed for a single use. As a final product, the Nova Skin Care System will include interchangeable attachments and accessories, as well as an initial supply of disposable applicators. The system is compact, self-contained and powered by rechargeable batteries. It will be sold with cleansers and creams designed to maximize its desirable effects, but can also be used with water or any other cleanser intended for facial use. Although subject to change, we presently anticipate that our Nova Skin Care System will be priced at retail at approximately $149.95 per unit.

Our Nova Skin Care System is currently in the production ramp-up phase, and we anticipate an initial run of approximately 70,000 units will be completed by October 2006. We have retained Arizona Natural Resources, Inc. to formulate and manufacture the creams and lotions which will be included with our Nova Skin Care System and we entered into an agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. In addition, all of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured or ordered.

As of the date of this annual report, we have invested approximately USD$200,000 in this phase of our operations, and anticipate that an additional investment of approximately USD$8,750,000 will be required for the purchase of raw materials, capital equipment and fulfillment over the course of the next twelve months.

                    The Dust Wolf™

Our Dust Wolf™ is a vacuum attachment intended for use in dusting and cleaning difficult, uneven or textured surfaces. The Dust Wolf™ is ergonomically designed and contains a non-motorized dual impeller brush system which rotates as a result of negative air pressure. As the Dust Wolf’s™ brush revolves, its long fibers develop a slight electrostatic charge and attract dust particles which then travel to the inside of the unit’s cover where the fibers hit a receptacle, knocking the dust particles free and allowing them to be sucked into the vacuum. Our Dust Wolf™ was specifically designed and developed to be suitable for use among other items, Venetian blinds, shutters, computer keyboards, piano keys, lampshades, chandeliers, picture frames, television and computer screens and vehicle dashboards. Although subject to change, we presently anticipate that our Dust Wolf™ will be priced at retail at approximately $24.95 per unit.

Our Dust Wolf™ underwent final engineering reviews and revisions and we anticipate a final fully-functioning production-level unit received final approval with an initial production run of approximately 50,000 units to be completed early 2007. Our Dust Wolf™ operates under a six-to-eight week lead time. We have begun to procure or order all of the raw material components, tooling and peripherals necessary for production ramp-up.

Budgetary projections for the cost of development of our Dust Wolf™ are estimated at approximately USD$535,000 for material components, tooling and peripherals through October 2006.

                    The Tomorrow Garden™ Kit

Our Tomorrow Garden™ Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. M. Glen Kertz, our acting President has conducted 12 years of research in the development, process and technique underlying the technology in the Tomorrow Garden™ product line and based on his research believes that the Tomorrow Garden™ Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow Garden™ Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs, such as lemon basil, lime basil, grapefruit mint and chocolate mint. Although subject to change, we presently anticipate that our Tomorrow Garden™ Kit will be priced at retail at approximately $29.95 per unit.

Our Tomorrow Garden™ Kit is currently in the very early conceptual, design and development phase and we presently anticipate launching the Tomorrow Garden™ Kit in late September 2007. Budgetary projections for this potential product have not yet been established.

          POTENTIAL COMMERCIAL PRODUCTS

                    High Density Vertical Bio-Reactor

We are in the preliminary stages of developing technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of bio-diesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe the potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to, delays in the successful or economically viable development of the technology and delays in obtaining applicable regulatory approval of the technology.

          OUR POTENTIAL MARKETS

                    The Nova Skin Care System

Based on research contucted by an employee representative of our company, the skincare market is one of the largest and fastest growing market segments in the world today. In 1998, Johnson & Johnson estimated the annual global skincare market at approximately $48 billion dollars. Between 1996 and 2001, the facial skincare market segment itself saw a 41.1% growth rate extending across all demographic boundaries. In 2002, the United States became the single largest facial skincare market in the world by surpassing Japan. The United States and Japan alone account for well over one third of global skincare sales. We believe that our Nova Skin Care System is ideally suited to become a leader among products in the global skincare market.

                    The Dust Wolf™

Vacuuming is part of the daily cleaning regimen in many commercial, institutional and domestic settings. Vacuuming can account for a substantial portion of time and labor associated with cleaning and, to make the most of time spent vacuuming, many vacuum and cleaning product manufacturers offer various tools and accessories to expand a vacuum’s abilities beyond the floor. We believe that our Dust Wolf™ is ideally suited to become a leader among new and replacement vacuum accessories in both the industrial and domestic market segments.

                    The Tomorrow Garden™ Kit

Culinary and exotic herbs in fresh, dried, frozen, powdered and canned forms are primarily used in the retail and food services markets, where local products and imports have traditionally met demand. We believe that our Tomorrow Garden™ Kit is ideally suited to become a leader in the retail and food services markets because of its ability to offer fresh herbs in market segments where they may not otherwise be available without considerable expense.

          MARKETING AND ADVERTISING

We will endeavor to create strong brands for each of our potential consumer product lines and generally market our potential products through:

•	print advertising;

•	infomercials and home shopping television;

•	celebrity endorsements;

•	internet websites;

•	product sampling campaigns;

•	in-store promotions, displays and retailer assisted co-operative advertising;

•	publicity activities; and

•	trade shows.

Presently, we have engaged Sanders, Wingo, Galvin and Morton Advertising Inc., a marketing, brand strategy and advertising firm, to develop sales books and marketing materials for use in presentations to possible distributors and retailers for each of our potential consumer retail products, and Packaging Corporation of America, a manufacturer of containerboard and corrugated packaging products, to develop packaging materials for use in shipping our potential products to consumers. We have also secured toll-free phone numbers for use in sales and customer service, obtained a U.P.C. company prefix from GS-1, allowing us to assign and print U.P.C. numbers for each of our potential products, and have established a merchant account with our financial institution so that we may accept and process customer credit card transactions.

Going forward, we intend to adhere to comprehensive sales and marketing plans tailored to each of our potential product lines and to use a number of venues to create product awareness and knowledge, including:

                    Direct-Response / Online Marketing

According to the Direct Marketing Association’s DMA Statistical Fact Book 2005, the United States electronic direct-response industry, including direct orders, lead generation and traffic generation for television, radio and internet, reached approximately USD$323 billion in 2005, of this direct-response television accounted for approximately USD$182 billion and the internet approximately USD$70 billion. According to the Electronic Retailing Association, more than one-quarter of Americans have reportedly purchased products advertised via infomercials.

Initially, we intend to launch direct-response marketing programs tailored to each of our potential consumer retail product lines, focusing on infomercials that use celebrity and/or professional endorsements, home shopping channels, our own website www.valcent.net, and websites we intend to develop specifically for each or our potential product lines, as well as distribution through other internet retailers. More specifically, we have taken, or intend to take, the following steps to facilitate the direct-response and online marketing of each of our potential consumer retail products:

                         Nova Skin Care System

Presently, we have entered into an agreement with Hawthorne Direct, Inc. for the production of a thirty minute infomercial featuring our Nova Skin Care System, which we anticipate to be on-air sometime in late November 2006. We are also in the beginning stages of developing contacts with and introducing our Nova Skin Care System to several cable television shopping networks in the United States. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Nova Skin Care System thereon sometime within the next four to seven months. Finally, we have engaged Stanton Street Technology Group, a web development and design company, to launch a website dedicated exclusively to the promotion and sale our Nova Skin Care System.

As of the date of this annual report we have invested approximately USD$45,000 in preparing for the production of our infomercial, and anticipate making additional investments of approximately USD$2,800,000 to cover the estimated actual production costs and media buys through April 30, 2007.

                         Dust Wolf™

Our Dust Wolf™ is presently undergoing final engineering reviews and revisions and in October 2006, once a final fully-functioning production-level unit is ready, we plan to introduce the Dust Wolf™ to the same cable television shopping networks that we are presently developing contacts with which we can introduce our Nova Skin Care System to. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Dust Wolf™ thereon sometime in early 2007. We have also engaged Stanton Street Technology Group, a web development and design company, to launch a website dedicated exclusively to our Dust Wolf™, through which we will eventually conduct online sales.

Finally, we are also planning to produce a brief one to two minute infomercial for our Dust Wolf™, which we hope to be on-air sometime in March 2007. Budgetary projections for the infomercial are estimated at approximately USD$1,500,000 to cover the estimated actual production costs and media buys through April 30, 2007.

                         Tomorrow Garden™

Our Tomorrow Garden™ is presently in a very early conceptual, design and development phase and once a final fully-functioning production-level unit is near completion we will tailor a more comprehensive sales and marketing plan for our Tomorrow Garden™. Initially, however, we plan to launch a website dedicated exclusively to the Tomorrow Garden™ and through which we will eventually conduct online sales.

                    Retail Sales

Following the release of our infomercials and launch of our potential products on one or more home shopping networks, we intend to begin aggressively promoting our potential products through large consumer retail chains and high-end department stores, as appropriate, and plan to reach smaller and mid-sized consumer retail chains through marketing representatives.

We intend to approach, develop contacts with and introduce our Nova Skin Care System to retail buyers of several high-end department stores chains during the period of October through December 2006. We also intend to approach, develop contacts with and introduce our Dust Wolf™ to several large consumer retail chains for consideration in early 2007. In January 2006, we presented our Tomorrow Garden™, though presently still in a very early conceptual, design and development phase, to a potential customer in London, England, and once a final fully-functioning production-level unit is ready, we intend to approach, develop contacts with and introduce our Tomorrow Garden™ to several large consumer retail chains featuring garden centers.

To further promote our potential products and potentially expand distribution, we also intend to exhibit each of our potential product lines at large regional and international trade shows both in the United States and abroad. For example, we recently attended, though did not present at, the 2006 International Esthetics, Cosmetics & Spa Conference, in Las Vegas, Nevada, an internationally attended professional tradeshow exhibiting products and services sold or distributed exclusively to spas and salons, enabling us to review industry developments, competitor’s products and to connect with potential vendors for our own Nova Skin Care System.

          MANUFACTURING, FULFILLMENT AND SUPPLIERS

We are presently a development stage company with our Nova Skin Care System in its production ramp-up phase, pre-production initial prototypes of our Dust Wolf™, and our Tomorrow Garden™ in the early conceptual, design and development phase. Once finalized each of our potential product lines will be manufactured, assembled and packaged by Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, from where they will be shipped to our product development, warehouse and distribution center in El Paso, Texas.

We entered into a manufacturing agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. Under this agreement we will provide and make available to Solid Integrations, LLC, and its subcontractor(s), the raw materials, machinery, equipment, tooling and molds necessary for Solid Integrations, LLC, and its subcontractor(s), to manufacture and assemble the Nova Skin Care System at a manufacturing facility located in Mexico. Previously, we had engaged Maroon Product Development of Phoenix Arizona for engineering and design support, whose work has since been completed.

As of the date of this annual report, we have no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufactures, other than Solid Integrations, LLC, and we are not substantially dependent, nor do we anticipate becoming substantially dependent, upon any one or more suppliers, including Solid Integrations, as we believe that there are many such suppliers available with the capabilities that we will require.

          REGULATIONS

Except as described below, We are not currently subject to direct regulation by any foreign or domestic government agency, other than regulations applicable to businesses generally.

Food and Drug Administration

Because the Nova Skin Care System is not intended to treat or cure any ailment we do not believe that it is a medical device as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act. While we do not believe that our Nova Skin Care System is a medical device as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act, it may nevertheless be classified as such and subject to regulation by the Food and Drug Administration or other federal, state and local authorities. These regulations relate to the manufacture, labeling, sale, promotion, distribution, import, export and shipping of products that are deemed medical devices. In the United States, before a new medical device may be marketed, the manufacturer must first receive, unless there exists an applicable exemption, either clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act or pre-market approval from the Food and Drug Administration. The Food and Drug Administration’s 510(k) clearance process usually takes anywhere from three to twelve months, or longer, while the process of obtaining pre-market approval is much more costly and uncertain and generally takes from one to three years, or longer. To obtain pre-market approval and, in some cases, a 510(k) clearance, a manufacturer must conduct controlled clinical trials designed to test the safety and effectiveness of the medical device. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining Food and Drug Administration approval or clearance. If we conduct clinical trials of the Nova Skin Care System, they may be delayed or halted, or be inadequate to support approval or clearance, for numerous reasons, including, among others:

•	the Food and Drug Administration, other regulatory authorities or an institutional review board placing a clinical trial on hold;

•	insufficient patient enrollment, higher than anticipated attrition, non-compliance with trial protocols or patient follow-up not occurring at expected rates;

•	institutional review boards and third party clinical investigators delaying or rejecting our trial protocol;

•

third party clinical investigators declining to participate in a trial or not performing a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other Food and Drug Administration requirements;

•	third party organizations not performing data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, among other things, requiring us to undertake corrective actions or suspend, terminate or invalidate our clinical trials;

•	changes in governmental regulations or administrative actions; and

•	the interim or final results of our clinical trials being inconclusive or unfavorable as to safety or effectiveness.

Medical devices may be marketed only for the indications for which they are approved or cleared. The Food and Drug Administration may refuse requests for 510(k) clearance or pre-market approval or, if granted, clearances may be revoked if safety or effectiveness problems arise. While we do not believe that our Nova Skin Care System is a medical device, it may nevertheless be classified as such.

          COMPETITION

Competition in each of the industries in which we intend to sell our potential consumer retail products is based primarily upon:

•	brand name recognition;

•	availability of financial resources;

•	the quality of products;

•	reviews received for products from independent reviewers who publish in magazines, websites, newspapers and other industry publications;

•	availability of access to retail shelf space;

•	the price of each product; and

•	the number of products then available.

We will rely, for all of our potential product lines, on what we believe to be our superior product quality, marketing and sales abilities, proprietary technology, product development capabilities and our management’s experience to compete within each of our market segments. However, we may not be able to effectively compete in these intensely competitive markets. Moreover, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than we can. Furthermore, we believe that competition from new entrants will increase as the markets for each of our potential products expand.

                    The Nova Skin Care System

In relation to our Nova Skin Care System, we will face competition from other cosmetic and personal hygiene retail manufacturers, all of whom generally sell through the same combination of channels as we intend to, including retail, wholesale, direct-response and online marketing sales.

There are currently several cosmetic and personal hygiene retail manufacturers that employ various technologies intended to assist in cleansing and exfoliating the skin. The most common products utilize microdermabrasion, a procedure whereby the skin is sandblasted with aluminum oxide crystals through a wand-like devise that suctions itself to the skin’s surface. Other products make use of high-frequency vibrations or electrical impulses to stimulate, massage and exfoliate the skin.

We currently anticipate competing with the following companies and products, among others:

•	Neutrogena – Advanced Solutions At-Home Microdermabrasion System;

•	Homedics – Facial Cleansing & Microdermabrasion Set;

•	DermaNew – Microdermabrasion Total Body Experience;

•	H2O Plus – Skin Renewal Microdermabrasion Kit;

•	Visage Naturel – Home Microdermabrasion System;

•	DermaPower – Home Microdermabrasion System;

•	Artemis Woman – The Healing Gems Microdermabrasion System;

•	Sharper Image – Microdermabrasion System for Professional Skin Rejuvenations;

•	Yuen Mai Industrial Co., Ltd. – Ultrasonic Massager;

•	Ultrasonic – Ultrasonic Face & Body Massager;

•	Wedian Technology Co. Ltd. – Ultrasonic Beauty Stimulator; and

•	Oxylight – Dermawand.

                    The Dust Wolf™

In relation to our Dust Wolf™, we will face competition from other manufacturers of cleaning accessories as well as competition from vacuum cleaner manufactures, all of whom generally sell through the same combination of channels as we intend to, including wholesale and retail markets, and direct and online sales.

There are currently several other manufacturers of cleaning supplies and accessories offering products designed to clean uneven or textured surfaces. The most common products are of two types, hand-held devices and vacuum attachments. The hand-held devices include items such as feather dusters and shag cloths, while the vacuum attachments typically feature brush-like accessories.

We currently anticipate competing with the following companies and products, among others:

•	The Vermont Country Store – Diva Duster;

•	Home Focus® – Mini-Blind Cleaner (2);

•	Unger – Natural Wool Duster;

•	Rubbermaid® – Feather Duster;

•	Beam – Mini-Blind/Vertical Blind Attachment;

•	Wacky Vac – Wacky Vac Vacuum Attachment;

•	Jobar – Mini Blind Vacuum Attachment; and

•	FilterStream – Ultra Vacuum Powered Duster.

                    The Tomorrow Garden™ Kit

In relation to our Tomorrow Garden™ Kit, we will face competition from other manufacturers and providers of dried, frozen, powdered and canned herbs, as well as competition from local growers and distributors of fresh herbs, all of whom generally sell through the same combination of channels as we intend to, including wholesale and retail markets, and direct and online sales.

There are several other manufacturers and providers of culinary and exotic herbs, the most common products being prepackaged, dried, frozen or canned herbs or do-it-yourself kits. We currently anticipate competing with the following companies and products, among other local growers and distributors:

•	HerbKits.com – Indoor Herb Gardening Kits; and

•	New England Herb Company.

          INTELLECTUAL PROPERTY

                    Overview

We will rely for our business on a combination of pending patents, trademarks and trade secrets in order to protect our intellectual property. Our pending patents, trademarks and trade secrets are among the most important assets we possess in our ability to generate revenue and profits and we will depend significantly on these intellectual property assets in being able to effectively compete in our markets.

We cannot be certain that the precautions we have taken to safeguard our pending patents, trademarks and trade secrets will provide meaningful protection from unauthorized use. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, we may not have adequate remedies if our intellectual property is appropriated or our trade secrets are disclosed.

                    Patents Pending

On July 29, 2005 we entered into a master license agreement with MK Enterprises LLC for certain patent pending potential products and the expertise which will form the basis of the patent pending potential products, from which we intend to derive our revenue. In accordance with the terms of the agreement, and in exchange for the exclusive worldwide license to manufacture, market and sell the covered products, we agreed to (i) issue 20,000,000 shares of our common stock to MK Enterprises, (ii) pay a one-time USD$125,000 license fee to MK Enterprises, (iii) reimburse MK Enterprises for USD$125,000 in product development costs incurred since March 17, 2005, and (iv) make certain ongoing royalty and consulting fee payments to MK Enterprises.

While the pending patent applications covering the technology and expertise licensed under the MK Master License may not be granted at all, in the event that patents are issued to, the title, rights and interests associated with any such patents shall remain the exclusive property of MK Enterprise’s consultant, and our Chief Executive Officer, acting President, Chairman and a member of our board of directors, Malcolm Glen Kertz.

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. With respect to our Nova Skin Care System our patent application has been published, all of our other remaining patent applications are in the preliminary stages of the application process and remain pending.

We are in the preliminary stages of developing technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of bio-diesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe the potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to, delays in the successful or economically viable development of the technology and delays in obtaining applicable regulatory approval of the technology.

                    Trademarks

We have applied for registration of our trademarks in the United States in order to establish and protect our brand names as part of our intellectual property assets. We have applied for registration of Dust Wolf™, Tomorrow Garden™, “Valcent” “Nova”, the Nova logo as well as various designs associated with our prospective Nova Skin Care product line. As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking registration. With respect to our Dust Wolf™ application, the mark has been published and we are presently awaiting receipt of a notice of allowance, all of our other remaining registrations are in the preliminary stages of the application process and remain pending.

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

As of the date of this annual report, we have executed a confidentiality and non-disclosure agreement with MK Enterprises LLC and are in the process of drafting confidentiality and/or non-disclosure agreements for our other key employees, consultants and advisors.

          EMPLOYEES

As of September 13, 2006, we have retained seven full-time employees, no part-time employee and six consultants. Our key full-time employees and consultants, their geographic locations and primary responsibilities are as follows:

                    Full-Time Employees

Eric Enciso, our Chief Operating Officer, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for the direction and management of our operations and manufacturing, product development, and sales and marketing. He is also responsible for overseeing our design, engineering, assembly and distribution activities, as well as for developing and maintaining customs relations. Mr. Enciso will act as our primary liaison with Solid Integrations, LLC.

Stacy Anderson, our Chief Financial Officer, Valcent USA Inc. and Valcent Products, Inc., is located in El Paso, Texas, and is primarily responsible for the direction and management of all of our United States accounting systems, including payroll, accounts payable, accounts receivable and general accounting matters. Going forward, she will also be responsible for all future SEC filings for the parent company, corporate tax filings for our US subsidiaries and the development and management of our accounting systems, including procurement and inventory control systems.

Jack Potts, our Director of Sales and Marketing, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for formulating and overseeing development and marketing strategies for each of our potential consumer retail product lines. He is responsible for working with Hawthorne Direct in developing and producing infomercials for each of our potential consumer retail product lines, and will also be responsible for working with advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments.

Forrest Ely, our Director of Product Development, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for new potential product research, development and design, as well as potential product manufacturing and procurement. He will also be involved in all aspects of the development and launch of any of our new potential consumer retail products and lines.

                    Consultants

M. Glen Kertz, our Chief Executive Officer acting President, Chairman and a member of our board of directors, is located in El Paso, Texas, and is primarily responsible for the direction and management of all of our research and development activities, as well as oversight of all aspects of our operations and manufacturing, potential product development and sales and marketing.

Perry A. Martin, our Executive Vice President, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for the direction and management of our accounting, administration and human resources activities.

Gaye Davis, our Vice President of Health & Beauty, Valcent Manufacturing Ltd., is located in Houston, Texas, and is primarily responsible for researching and gaining insight into the high-end retailer and consumer demographic and testing and studying domestic and international competitors and major brands to assist in the development and launch of our own potential line of health and beauty products. Dr. Luis Carlos Fierro is a research consultant, located in Chihuahua, Mexico, and, acting under the direction of M. Glen Kertz, assists in conceptual, design and development work for our Tomorrow Garden™ line of potential consumer retail products.

Solid Integrations LLC, a design and manufacturing firm, located in the city of Ciudad Juarez, Chihuahua, Mexico, has been retained as a general and engineering consultant, and, acting under the direction of Eric Enciso, manages and will perform all of the manufacturing-related activities for our three lines of potential consumer retail products, as well as to, as needed, design prototypes and production flow processes for current and future potential consumer retail products.

So as to maintain our competitive position, we may require consultants and other advisors with whom we contract to execute, among other things, non-competition agreements upon commencement of their consulting or advisory relationships. These agreements typically provide that for a reasonable time following the conclusion of the consulting or advisory relationship such individuals will not engage directly or indirectly in our business or solicit our customers or suppliers.

As of the date of this annual report, we have executed a non-competition agreement with MK Enterprises.

          SEASONALITY

We may experience slight seasonal fluctuations in the sale of our potential consumer retail products if consumers elect to defer discretionary spending. However, we believe that the overall effects of any seasonal variations in sales activity will be insignificant.

          ORGANIZATIONAL STRUCTURE

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

Former names:

Valcent Products Inc.

(an Alberta Corporation)

Nettron.com, Inc.; AdventurX.com; Ironclad

Systems Inc.; Bikestar Inc.; and 681673

Alberta Ltd.

100% (sold January 2001)

100% (sold January 2001)

        100% (formed October 2005)

100% (discontinued March 2004)

Bikestar Rentals, Inc.

Former names:

Good Times

Roll Bicycle

Rentals, Inc.

Arizona

Outback
Adventures LLC

Valcent USA Inc.
(a Nevada Corporation)

Nettron Media
Group Inc.

100% (formed November 2005)

99% Limited Partner

(formed November 2005)

1.0% General Partner

Valcent
Management,
LLC

(a Texas Limited
Liability Company)

Valcent
Manufacturing,
Ltd.

(a Texas Limited
Partnership)

PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located at 420 – 475 Howe Street, Vancouver, British Columbia (Canada) V6C 2B3. Our telephone number is (604) 606-7979.

Through Valcent Manufacturing, Ltd., we maintain additional leased office, product development, warehouse and distribution center space in El Paso, Texas for warehousing, distribution and certain potential product development activity, including early stage conceptual, design and development work, as well as development reviews and final approval of each of our potential products. We lease this 6,000 square foot premises under a three year lease agreement with Sunland Business Center Partners, L.P. Our monthly rent is $3,543 (USD$3,170) for a term of three years and, as of March 31, 2006, there were twenty seven (27) months remaining under the lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2006 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in accordance with Note 2 to our March 31, 2006 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

We are a development-stage company focusing on the refinement and manufacture of a line consumer of products. From April 1, 2005 through the year ended March 31, 2006, we had no meaningful revenue generating operations and were exclusively focused on completing (i) a series of related definitive agreements with MK, under which we acquired the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products, (ii) on the development and anticipated marketing of the potential consumer retail products acquired in the MK Agreements, and (iii) on a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised USD$1,277,200.

At March 31, 2006, we had accumulated losses totaling $6,971,969 of which $3,237,370 was accumulated prior operations and $3,734,599 accumulated from development stage operations. We had a working capital deficit of $1,810,501 and had not yet commenced revenue producing operations. Our independent auditors have made reference in their auditors’ report issued in connection with the March 31, 2006 audited financial statements stating that existing conditions raise substantial doubt as to our ability to continue as a going concern. This doubt exists as a result of our accumulated significant losses to March 31, 2006, and had the audit been conducted in accordance with United States generally accepted auditing standards, such a modification would have been included. Under applicable Canadian auditing standards, no such corresponding or similar reference to going concern is permitted when events and conditions leading to such a determination are adequately disclosed in the financial statements.

On July 29, 2005, we entered into a series of related definitive agreements with MK Enterprises LLC (“MK”), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)

a master license agreement for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “MK Master License”), certain of which are patent pending by MK, including the Nova Skin Care System, the Dust Wolf™, and the Tomorrow Garden™ Kit (collectively, and together with any improvements thereon, the “Initial Products”) each of which are described in fuller detail elsewhere in this annual report. See “Business—Potential Products” and “Business—Intellectual Property”;

(ii)

the MK Master License also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)

a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by MK (any such products, collectively, the “Additional Products”, and, the agreement itself, the “MK Product Development Agreement”);

(iv)

the MK Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)

a related services agreement pursuant to which MK shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

•	20,000,000 shares of our common stock;

•	a one-time USD$125,000 license fee;

•	reimbursement for USD$125,000 in development costs associated with each of the Initial Products since March 17, 2005;

•	consulting fees of USD$156,000 per year, payable monthly in advance; and

•	the greater of the following, payable annually beginning in the second license year:

(i)	USD$400,000; or

(ii)	the aggregate of the following:

•	subject to a minimum amount of USD$37,500 per Initial Product during the second year of the MK Master License, and USD$50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

: USD$10.00 per Nova Skin Care System unit sold;

: USD$2.00 per Dust Wolf™ unit sold;

: 4.5% of annual net sales of the Tomorrow Garden™ Kit;

and

: 3% of annual net sales of Initial Ancillaries.

•	a one-time USD$50,000 license fee for each Additional Product licensed (except for one pre-identified product); and

•

subject to a minimum amount of USD$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

The MK Agreements contain considerably more detail than the summary of key economic and related provisions set forth above. This summary does not purport to be a complete description of these agreements, and is qualified in is entirety by reference to the MK Master License, the MK Product Development Agreement, and the MK Consulting Agreement respectively, copies of which were filed with our annual report for the fiscal year ended March 31, 2005 on Form 20-F and which are incorporated herein by reference. Prospective investors in our common stock are strongly encouraged to read these agreements in their entirety.

Revenues

For the fiscal years ended March 31, 2006 and 2005, we had no revenues.

Operating Expenses

Investor relations fees increased $19,037 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. The increase is a result of approximately $8,000 in fees for advisory investor relations services by Steve McGuire, approximately $9,000 in fees to Nexus Relations Inc., an investment relations firm, and approximately $1,600 in fees to CCN Mathews, for financial and media press release services.

Filing and transfer agent expenses increased $15,650, from $10,600 for the fiscal year ended March 31, 2005 to $26,250 for the fiscal year ended March 31, 2006. The increase is primarily attributable to costs associated with our name change and conducting our annual general meeting

Management fees decreased $2,000, from $6,000 for the fiscal year ended March 31, 2005 to $4,000 for the fiscal year ended March 31, 2006. The decrease is a result of the termination of a contract for management services with one of our directors

Potential product development expenses increased $685,432 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. The increase is due to salaries paid to employees and consultants in connection with engineering issues related to our potential consumer retail products acquired in the MK Agreements.

Professional fees increased $152,430, from $23,403 for the fiscal year ended March 31, 2005 to $175,833 for the fiscal year ended March 31, 2006. The increase is primarily attributable to expenses associated with our having recently undergone a significant restructuring and change in business direction, as well as costs associated with the preparation of the MK Agreements, our financing activities, meeting our SEC reporting obligations, corporate governance and other compliance matters, and accounting, auditing, executive search and other professional service fees.

Stock option compensation expenses increased $533,664 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. The increase is the result of the issuance of options to various directors, officers, employees and consultants under our Canadian and U.S. Stock Option Plans.

Rent expenses increased $50,771, from $6,000 for the fiscal year ended March 31, 2005 to $56,771 for the fiscal year ended March 31, 2006. The increase is due to costs incurred for our additional leased office, product development, warehouse and distribution center space in El Paso, Texas.

Travel expenses increased $69,600 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. The increase is a result of ramping up of our operations and the opening of our leased office, product development, warehouse and distribution center in El Paso, Texas.

Office and miscellaneous expenses increased $37,206, from $919 for the fiscal year ended March 31, 2005 to $38,125 for the fiscal year ended March 31, 2006. The increase is due to costs incurred in relation to ramping up our operations and outfitting our El Paso, Texas office. Expenses for fixed assets increased $72,709 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005, and our depreciation and amortization charges increased $9,382 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005, both also as a result of the outfitting of our El Paso, Texas office.

Non-cash financing expenses increased $1,328,337 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. This increase was due to our issuance of convertible notes and warrants in a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised USD$1,277,200. Also in conjunction with our issuance of the convertible notes, our issuance costs increased $570,226 for the fiscal year ended March 31, 2006, including cash commissions to various finders of USD$127,720, the issuance of 425,735 common shares to various finders at a deemed cost of approximately $285,242 and associated legal fees, from $0 for the fiscal year ended March 31, 2005, and interest and penalty costs on the outstanding convertible notes increased $193,987 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005.

We incurred a foreign exchange loss of $23,955 for the fiscal year ended March 31, 2006 due to fluctuations in the United States dollar in relation to the Canadian dollar, as compared to a foreign exchange gain of $1,228 for the fiscal year ended March 31, 2005.

                    Net Loss

Our reported loss increased $3,688,905, from $45,694 ($0.007 basic loss per share) for the fiscal year ended March 31, 2005 to $3,734,599 ($0.354 basic loss per share) for the fiscal year ended March 31, 2006. The increase is primarily attributable to the ramping up of our operations and opening of our leased office, product development, warehouse and distribution center in El Paso, Texas, as well as expenses associated with our having recently undergone a significant restructuring and change in business direction, the preparation of the MK Agreements, our financing activities, meeting our SEC reporting obligations, corporate governance and other compliance matters, and accounting, auditing, executive search and other professional service fees.

          Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2006 financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our total accumulated losses increased $3,734,599, from $3,237,370 for the fiscal year ended March 31, 2005 to $6,971,969for the fiscal year ended March 31, 2006. The increase is primarily due to costs incurred in relation to our agreements with MK and ramping up our operations for the development and anticipated marketing of the potential consumer retail products acquired in the MK Agreements. Our working capital deficit increased $1,572,551, from $237,950 for the fiscal year ended March 31, 2005 to $1,810,501 for the fiscal year ended March 31, 2006. As described in Note 1 to our March 31, 2006 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern. While our financial statements do not include any adjustment that might arise from such uncertainty, had an audit been conducted in accordance with United States generally accepted auditing standards, the auditors would have been required to reflect these concerns in their audit report and would have included an explanatory paragraph in such report raising concern regarding our ability to continue as a going concern.

We did not raise any net cash proceeds from the sale and issuance of common stock during either of the fiscal years ended March 31, 2006 or 2005. Net cash proceeds from the issuance of convertible debentures increased $1,565,069 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005. Our financing activities generated an increase of $11,197 in cash from $1,354 for the fiscal year ended March 31, 2005 to $12,551 for the fiscal year ended March 31, 2006. Expenditures for fixed assets increased $72,709 for the fiscal year ended March 31, 2006, from $0 for the fiscal year ended March 31, 2005 as a result of the outfitting of our El Paso, Texas office.

Our outstanding balance on loans from directors and other related parties decreased $84,076, from $153,349 for the fiscal year ended March 31, 2005 to $69,273 for the fiscal year ended March 31, 2006, Also included in our accounts payable for the fiscal year ended March 31, 2006, is $98,850 in advances from a related party.

For the fiscal year ended March 31, 2006 to finance our obligations under the MK Agreements, and to provide working capital to pursue our business plan, during the period of July 25, 2005 through August 5, 2005, we consummated a series of related private offering transactions (the “July/August 2005 Subscription Agreements”) with and among a syndicated group of institutional and other investors pursuant to which we issued, in the aggregate, USD$1,277,200 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 1,702,924 shares of common stock at prices per share of between USD$0.40 and USD$0.50, and (ii) up to an additional 1,702,924 shares of common stock at prices per share of between USD$0.90 and USD$1.00. Subject to certain limitations on amount, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion, or (ii) USD$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of USD$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

In connection with the financing described above, compensation in the form of finder’s fees was paid which consisted in the aggregate of the following:

•	USD$127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	three-year warrants to purchase up to 255,440 shares of our common stock at a price of USD$0.50; and

•	three-year warrants to purchase up to 425,733 shares of our common stock at a price of USD$0.75.

As part of this series of related private offering transactions we also granted certain registration rights to each of the investors pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable upon conversion of the notes and exercise of the warrants, by filing a registration statement on Form F-1 covering such shares within sixty days of the closing date and causing such registration statement to be declared effective by the SEC by January 25, 2006. In accordance with the terms of the registration provisions any delays in meeting our obligations subjected us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay.

As a consequence, among other reasons, of ongoing delays resulting from having recently undergone a significant restructuring and change in business direction, and the unavailability of certain information necessary for preparing our filing we experienced delays in meeting our registration obligation under the terms of the series of related private offering transactions and as of the fiscal year ended March 31, 2006, we had accrued $143,874 in registration penalties.

          SUBSEQUENT EVENTS

On April 6, 2006, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors to retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, pursuant to which we issued, in the aggregate, USD$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of USD$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of USD$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) USD$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of USD$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

The agreements involved in the April 6, 2006 follow-on private offering transaction consisted, for each investor, of a subscription agreement, a convertible note, a Class A common stock purchase warrant, and a

Class B common stock purchase warrant (the “April 2006 Subscription Agreements”). All individual transactions utilized the same forms of April 2006 Subscription Agreements.

In connection with the financing described above, compensation in the form of finder’s fees was paid, which fees consisted in the aggregate of the following:

•	USD$55,166 in cash, representing 10% of the gross proceeds realized;

•	183,886 shares of our common stock;

•	three-year warrants to purchase up to 110,320 shares of our common stock at a price of USD$0.50; and

•	three-year warrants to purchase up to 183,867 shares of our common stock at a price of USD$0.75.

As part of the financing transaction, we also granted certain registration rights to each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable upon conversion of the notes and exercise of the warrants, by filing a registration statement on Form F-1 covering such shares within fourteen days of the closing date, or by April 20, 2006,and causing such registration statement to be declared effective by the SEC by June 5, 2006. In accordance with the terms of the registration provisions any delays in meeting our obligations subject us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay, and, furthermore, any delays in our filing of a registration statement by April 20, 2006 subject us to liability in the form of a reduction in the exercise price of the Class A and Class B warrants issued as part of such transaction in an amount of USD$0.10 per week for the duration of any such delay.

The April 2006 Subscription Agreements contain considerably more detail than the summary of key economic and related provisions set forth above. This summary does not purport to be a complete description of these agreements, and is qualified in its entirety by reference to the actual form of subscription agreement, convertible notes, Class A common stock purchase warrants and Class B common stock purchase warrants, respectively, copies of which were filed with our registration statement on Form F-1 on April 27, 2006 and which are incorporated herein by reference. Prospective investors in our common stock are strongly encouraged to read these agreements in their entirety.

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of April 6, 2006 transaction from USD$0.50 and USD$1.00 to USD$0.40 and USD$0.90, respectively. Moreover, as of the date of this annual report we are accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006. As of September 13, 2006 we have accrued up to approximately USD$123,094 in penalties, exclusive of those penalties previously converted into convertible penalty notes and warrants. These penalties are convertible into 447,614 convertible penalty notes and warrants. Our management is hopeful that we will cause such registration statement to be declared effective in the near future, however, the penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, will negatively affect our business, our financial condition and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year.

On May 31, 2006, the Company issued 786,700 shares pursuant to the license agreement. As of June 30, 2006, 7,601,325 common shares remained to be issued pursuant to the license agreement and are reflected in share subscriptions.

On May 15, 2006, the Company completed a private placement of units whereby it issued a total of 1,104,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80. Of the warrants issued, 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 plus 66,666 warrants to purchase that number of common shares at $0.80 (USD) until May 15, 2008 and 21,666 warrants to purchase that number of common shares at USD $0.80 until June 7, 2008.

Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap will receive a total of 120,000 shares of common stock at USD$ 0.41 per share.

On August 18, 2006, the Company completed a private placement of units whereby it issued a total of 430,000 units at USD $0.60 per unit for a total of $258,000 (USD) whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80 (USD). The warrants issued will expire on August 18, 2008. The Company paid consultants fees consisting of $58,860 plus 24,800 warrants to purchase that number of common shares at USD $0.80 until August 18, 2008.

We entered into a manufacturing agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. Under this agreement we will provide and make available to Solid Integrations, LLC, and its subcontractor(s), the raw materials, machinery, equipment, tooling and molds necessary for Solid Integrations, LLC, and its subcontractor(s), to manufacture and assemble the Nova Skin Care System at a manufacturing facility located in Mexico.

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

CONTRACTUAL OBLIGATIONS

As of March 31, 2006, we had the following known contractual obligations:

Payments Due By Period

Contractual Obligations (CND$)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Debt Obligations(1)	$1,913,601	$1,913,601
Other Contractual Obligations (2)	168,124	168,124
Operating Lease Obligations (3)	95,661	42,516	53,145

Total	$1,972,728	$1,919,583	$53,145	$0	$0

(1)

This obligation relates to the aggregate principal amount of USD$1,277,200 due under the terms of certain promissory notes issued in a series of a private offering transactions between July 25, 2005 and August 8, 2005, together with accrued interest and accrued penalties of USD$41,222 and USD $82,200 (convertible into penalty notes and warrants) for late filing.

(2)

This obligation relates to aggregate loan proceeds received from several of our directors and officers. These loans were undocumented and made without oral agreement as to interest rate payable, terms of repayment, security or any other matter.

(3)	Consists of an operating lease for our office spaces in El Paso, Texas. The lease has twenty-seven (27) months remaining at a monthly rent of USD$3,170 (CAD$3,543).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as of the date of this report. Unless otherwise stated, the address for each of our directors and executive officers is c/o Valcent Products Inc., 420 – 475 Howe Street, Vancouver, British Columbia (Canada) V6C 2B3.

Name	Age	Position

M. Glen Kertz (1)	53	Chief Executive Officer, acting President, Chairman of the Board and Director

F. George Orr (2)(3)	44	Chief Financial Officer, Secretary and Director,

Stacy Anderson	43	Chief Financial Officer, Valcent USA Inc.

Eric T. Enciso	36	Chief Operating Officer, Valcent Manufacturing, Ltd.

Perry Martin	55	Executive Vice President, Valcent Manufacturing, Ltd.

Douglas E. Ford	42	Director

Carlton Parfitt (2)	38	Director

(1)	Appointed acting President, Chairman of the Board and a director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as acting President and Secretary, on July 31, 2005. Appointed Chief Executive Officer by resolution of the board of directors in accordance with Section 121 of the Business Corporations Act (Alberta), and Section 6 of our bylaws on November 30, 2005.

(2)

Appointed director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Larry F. Robb and Malcolm E. Rogers Jr., on July 23, 2005.

(3)

Appointed Secretary by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as acting President and Secretary, on July 31, 2005. Appointed Chief Financial Officer by resolution of the board of directors in accordance with Section 121 of the Business Corporations Act (Alberta), and Section 6 of our bylaws on November 30, 2005.

          M. Glen Kertz — Chief Executive Officer, acting President, Chairman of the Board and Director

M. Glen Kertz founded, in October 1985, Gruppe Inc., a privately held tissue culture laboratory and growing operation, which he owned until January 1987. From October 1987 to May 1991, Mr. Kertz was the President of AgriStar, a publicly traded company that produced a gas permeable membrane for cell culture laboratories, and, from June 1999 to July 2004, Pagic, Inc., a consulting business management and development company. In addition, from June 1999 to July 2004, Mr. Kertz served as the President and a director of Nettron.com, Inc., predecessor to Valcent Products Inc., in July of 2005 he was appointed acting President, Chairman of the Board and a director, and, in November of 2005, he was appointed Chief Executive Officer of Valcent Products Inc.

          F. George Orr, C.A. — Chief Financial Officer, Secretary and Director

F. George Orr is a self-employed Chartered Accountant with over fifteen years of accounting and consulting experience in private and public company administration, governance, audit procedures and reporting requirements. In July of 2005, he was appointed Secretary and a director, and, in November of 2005, he was appointed Chief Financial Officer of Valcent Products Inc. Mr. Orr holds a Bachelor of Commerce from St. Mary’s University, Halifax.

          Stacy Anderson — Chief Financial Officer, Valcent USA Inc.

Stacy Anderson joined Valcent USA Inc. in April 2006, as our Chief Financial Officer. Ms. Anderson began her career with Watson Foodservice, Inc., a general line grocery merchant wholesaler, where she served as an Assistant Controller from 1989 to 1991. From 1991 to 1993 she served as a Senior Accountant with Kraft Foodservices, Inc., a division of Kraft Foods North America, Inc., a branded food and beverage company, from 1993 to 1994 as a Staff Accountant with KPMG, LLP, an international audit and tax advisory firm and from 1994 to 1996 as a Financial Accounting Manager with Farah, Inc., a designer, manufacturer and distributor of apparel lines for men. From 1996 to 1997 Ms. Anderson performed independent consulting work for a variety of local Texas certified public accounting firms, after which she joined the Plainview Independent School District, in Plainview, Texas, as an internal auditor from 1997 to 2000. From 2000 to 2004, Ms. Anderson served as a General Accounting Manager with Helen of Troy, a personal and hair care products company. From 2004 to 2006, Ms. Anderson served as an Audit Supervisor with Lauterbach, Borschow & Company, P.C., a certified public accountant and tax services firm, and acted as an independent certified public accountant. Ms. Anderson holds a Bachelor of Business Administration in Finance and Accounting from Texas Tech University and is a Certified Public Accountant in the State of New Mexico.

          Eric T. Enciso — Chief Operating Officer, Valcent Manufacturing, Ltd.

Eric T. Enciso joined Valcent Manufacturing, Ltd. in November 2005 as our Chief Operating Officer. He began his career as a Brokerage Manager with W.F. Joffroy Inc., a customs brokerage company, from April 1988 to September 1992, he served as a Branch Manager with Emery Customs Brokerage, a customs broker and freight forwarder, from September 1992 to February 1993 and from February 1993 to November 1996, Mr. Enciso served as a Compliance Manager with Casas International, a customs brokerage company. From November 1996 to November 2005, Mr. Enciso served as a Vice President and Branch Manager with Norman Krieger Inc, a customs brokerage and freight forwarder. Mr. Enciso received his Customs Brokerage License in 1993.

          Perry Martin — Executive Vice President, Valcent Manufacturing, Ltd.

Perry Martin joined Valcent Manufacturing, Ltd. in July 2005 as our Executive Vice President. Previously, Mr. Martin served as an officer in the United States Navy from 1972 until 1975, after which he joined Liberty Mutual Insurance Company, a full line business insurance and financial services company, as a Loss Prevention Representative. In 1977, Mr. Martin left Liberty Mutual and assumed the role of Manager of Safety and Environmental Programs for Dresser Industries, a multinational corporation providing technology, products and services for use in developing energy and natural resources. In 1987 Mr. Martin became one of the founding partner of AgriStar, a publicly traded company that provided patented technology to the plant cell culture market. Upon leaving AgriStar in 1989, Mr. Martin worked as an independent business consultant until 1992, when he accepted the position of Risk Manager for the City of Port Arthur, Texas and, from 2001 until 2005, Mr. Martin was a partner in Pagic, Inc., a business management and development consulting company. Mr. Martin holds a Bachelor of Science in Industrial Engineering from Louisiana State University.

          Douglas E. Ford — Director

Douglas E. Ford has acted as General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm specializing in providing services to, and arranging funding for, emerging growth companies, since 1987. From October 1998 through September 2000, Mr. Ford served as Vice-President, Operations of Bugaboos Eyewear Corporation, a distributor of sport-specific eyewear in North America. He joined Valcent Products Inc., as our Secretary and a Director, in October 1996. Mr. Ford has also served on the board of directors of International Gemini Technology Inc., a Canadian shell company, from September 1992 to the present, and Rockgate Capital Corp., a Canadian capital pool company, from January 2005 to present. Mr. Ford holds a Bachelor of Arts, in political science, from the University of British Columbia.

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

          COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2006.

		Annual Compensation		Long Term Compensation

Name and Principal Position	Year Ended March 31, 2006	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)

M. Glen Kertz President and Director		—	—

Douglas E. Ford (1) acting President, Secretary and Director		—	4,000	300,000	300,000

Carlton Parfitt Director		—	—	100,000	200,000

Edward D. Ford (1)(2) Director		—	—	—	—

Gary E. Read (2) Director		—	—	—	—

Larry F. Robb (3) Director		—	—	—	—

Malcolm E. Rogers Jr. Director (2)		—	—	—	—

F. George Orr (4)		—	19,500	—	—

Eric Enciso, Chief Operating Officer (5)	-	39,233	—	-250,000-	---250,000

(1)

During the year ended March 31, 2006 and 2005, Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers, was paid a total of $4,000 and $6,000 in management and consulting fees. No formal agreements are in place for the provision of these services. Under our 2004 U.S. Stock Option Plan, Mr. Ford was granted, and which are now fully vested, 300,000 stock options.

(2)	Resigned, effective July 23, 2005.

(3)	Resigned, effective July 27, 2005.

(4)

Mr. F. George Orr was appointed Secretary and a director of the Board, and, in November of 2005, he was appointed Chief Financial Officer of Valcent Products Inc. He performs these duties as an independent consultant.

(5)

Employed for a partial year during the year ending March 31, 2006. Per employment agreement, employee received 250,000 stock options which consist of: (i) a fully vested option to purchase 50,000 shares of our common stock, expiring March 10, 2009; (ii) an option to purchase 25,000 shares of our common stock vesting January 10, 2007 and expiring January 10, 2010; (iii) an option to purchase 75,000 shares of our common stock vesting May 10, 2007 and expiring May 10, 2010; and (iv) an option to purchase 100,000 shares of our common stock vesting upon our attainment of positive cash flow and expiring three years from the date thereof.

          BOARD PRACTICES

In accordance with Section 106(3) of the Business Corporations Act (Alberta), each of our directors holds office for a term of one year, unless otherwise removed or resigns, with such term expiring at the succeeding annual shareholders’ meeting. Officers are appointed by, and serve at the discretion of, our board of directors.

We currently have no arrangements in place for the provision of benefits upon the termination of our directors or officers.

               Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of our audit committee include Douglas E. Ford, Carlton J. Parfitt and F. George Orr, and we presently have, and will continue to have, one member, F. George Orr, who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F). Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management regularly throughout the fiscal year.

We have no formal compensation committee.

          EMPLOYEES

For the fiscal year ended March 31, 2006, we had 6 salaried employees. As of September 13, 2006, we have retained seven full-time employees, no part-time employees and six consultants.

Our key full-time employees and consultants, their geographic locations and primary responsibilities are as follows:

               Full-Time Employees

Eric Enciso, our Chief Operating Officer, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for the direction and management of our operations and manufacturing, product development, and sales and marketing. He is also responsible for overseeing our design, engineering, assembly and distribution activities, as well as for developing and maintaining customs relations. Mr. Enciso will act as our primary liaison with Solid Integrations, LLC.

Stacy Anderson, our Chief Financial Officer, Valcent USA Inc. and Valcent Products, Inc., is located in El Paso, Texas, and is primarily responsible for the direction and management of all of our United States accounting systems, including payroll, accounts payable, accounts receivable and general accounting matters. Going forward, she will also be responsible for all future SEC filings for the parent company, corporate tax filings for our US subsidiaries and the development and management of our accounting systems, including procurement and inventory control systems.

Jack Potts, our Director of Sales and Marketing, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for formulating and overseeing development and marketing strategies for each of our potential consumer retail product lines. He is responsible for working with Hawthorne Direct in developing and producing infomercials for each of our potential consumer retail product lines, and will also be responsible for working with advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments.

Forrest Ely, our Director of Product Development, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for new potential product research, development and design, as well as potential product manufacturing and procurement. He will also be involved in all aspects of the development and launch of any of our new potential consumer retail products and lines.

               Consultants

M. Glen Kertz, our Chief Executive Officer acting President, Chairman and a member of our board of directors, is located in El Paso, Texas, and is primarily responsible for the direction and management of all of our research and development activities, as well as oversight of all aspects of our operations and manufacturing, potential product development and sales and marketing.

Perry A. Martin, our Executive Vice President, Valcent Manufacturing Ltd., is located in El Paso, Texas, and is primarily responsible for the direction and management of our accounting, administration and human resources activities.

Gaye Davis, our Vice President of Health & Beauty, Valcent Manufacturing Ltd., is located in Houston, Texas, and is primarily responsible for researching and gaining insight into the high-end retailer and consumer demographic and testing and studying domestic and international competitors and major brands to assist in the development and launch of our own potential line of health and beauty products.

Dr. Luis Carlos Fierro is a research consultant, located in Chihuahua, Mexico, and, acting under the direction of M. Glen Kertz, assists in conceptual, design and development work for our Tomorrow Garden™ line of potential consumer retail products.

Solid Integrations LLC, a design and manufacturing firm, located in the city of Ciudad Juarez, Chihuahua, Mexico, has been retained as a general and engineering consultant, and, acting under the direction of Eric Enciso, manages and will perform all of the manufacturing-related activities for our three lines of potential consumer retail products, as well as to, as needed, design prototypes and production flow processes for current and future potential consumer retail products.

          SHARE OWNERSHIP

The following table sets forth, as of September 13, 2006, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2006.

Name	Amount and Nature of Ownership	Percent of Class*

M. Glen Kertz (1)	3,000,000	16.29%

Douglas E. Ford (2)	1,174,858	6.38%

F. George Orr (8)_	1,328,205	7.21%

Edward D. Ford (3)(4)	841,865	4.57%

Gary E. Read (4)	--	--%

Larry F. Robb (5)(6)	232,350	1.26%

Malcolm E. Rogers Jr. (4)(7)	34,775	** %

Carlton Parfitt (9)	100,000	** %

Perry A. Martin	--	** %

Eric Enciso (10)	250,000	1.36%

All officers and directors as a group (10 persons)	6,183,848	26.63%

*	No director or executive officer has different voting rights from any other holder of our common stock.

**	Beneficially owns less than one percent.

(1)	Consists of 3,000,000 shares of common stock beneficially owned through MK Enterprises LLC. Voting and/or investment power over all of these securities is held by M. Glen Kertz.

(2)

Consists of 32,993 shares of common stock directly owned, 841,865 shares of common stock beneficially owned through Dockside Capital Group Inc. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions, and 300,000 fully vested stock options with exercise price of USD$0.50 and an expiration date of 2/21/2011 under our 2004 U.S. Stock Option Plan.

(3)

Consists of 841,865 shares of common stock beneficially owned through Dockside Capital Group Inc. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions.

(4)	Resigned, effective July 23, 2005.

(5)	Consists of 232,350 shares of common stock directly owned.

(6)	Resigned, effective July 27, 2005.

(7)	Consists of 17,387 shares of common stock jointly owned with former spouse.

(8)	Consists of 550,000 unregistered shares of common stock directly owned and 778,205 unregistered shares of common stock beneficially owned through a spouse.

(9)	Consists of 100,000 fully vested stock options with exercise price of USD$0.45 and an expiration date of 10/17/2007 under our 2004 U.S. Stock Option Plan.

(10)

Consists of (i) a fully vested option to purchase 50,000 shares of our common stock at USD$0.60 vesting May 10, 2006 and expiring May 10, 2009; (ii) an option, for three years following the date on which it vests, to purchase 100,000 shares of our common stock at USD$0.60 vesting on the earlier of November 10, 2006 or our attainment of positive cash flow; and (iii) an option to purchase 100,000 shares of our common stock at USD$0.60 vesting May 10, 2007 and expiring May 10, 2010 under our 2004 U.S. Stock Option Plan.

We presently have in effect two incentive stock option plans, our 2004 U.S. Stock Option Plan and our Amended 1996 Incentive Stock Option Plan (collectively our “Stock Option Plans”); both are designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the company. Our Stock Option Plans are administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 10% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. Our Stock Option Plans provide that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

The following table sets forth information regarding stock options that have been granted and are outstanding as of the date of this annual report.

Name	Title of shares	Number of Securities Underlying Options Granted	Exercise Price (USD)	Expiration Date

Carlton Parfitt	Common Stock	100,000 (1)	$0.45	10/17/2007

Douglas E. Ford	Common Stock	300,000 (1)	$0.50	02/21/2011

Eric T. Enciso	Common Stock	250,000 (2)	$0.60	(2)

Jack Potts	Common Stock	250,000 (3)	$0.60	(3)

Edmund Forrest Ely	Common Stock	250,000 (4)	$0.60	(4)

Nexus Relations Inc.	Common Stock	100,000 (1)	$0.50	10/17/2006

Kristyn Rose	Common Stock	100,000 (1)	$0.50	10/17/2006

Sanders\Wingo Advertising Inc.	Common Stock	75,000 (5)	$1.00	3/31/2010

(1)	All options are fully vested.

(2)

Consists of (i) a fully vested option to purchase 50,000 shares of our common stock vesting May 10, 2006 and expiring May 10, 2009; (ii) an option, for three years following the date on which it vests, to purchase 100,000 shares of our common stock vesting on the earlier of November 10, 2006 or our attainment of positive cash flow; and (iii) an option to purchase 100,000 shares of our common stock vesting May 10, 2007 and expiring May 10, 2010.

(3)

Consists of (i) a fully vested option to purchase 50,000 shares of our common stock, expiring March 10, 2009; (ii) an option to purchase 25,000 shares of our common stock vesting January 10, 2007 and expiring January 10, 2010; (iii) an option to purchase 75,000 shares of our common stock vesting May 10, 2007 and expiring May 10, 2010; and (iv) an option to purchase 100,000 shares of our common stock vesting upon our attainment of positive cash flow and expiring three years from the date thereof.

(4)

Consists of (i) a fully vested option to purchase 50,000 shares of our common stock, expiring March 10, 2009; (ii) an option to purchase 25,000 shares of our common stock vesting January 10, 2007 and expiring January 10, 2010; (iii) an option to purchase 75,000 shares of our common stock vesting May 10, 2007 and expiring May 10, 2010; and (iv) an option to purchase 100,000 shares of our common stock vesting upon our attainment of positive cash flow and expiring three years from the date thereof.

(5)	Consists of a fully vested option to purchase 75,000 shares of our common stock, expiring March 31, 2010.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          MAJOR SHAREHOLDERS

As of September 29, 2006, there were 18,412,586 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 29, 2006.

	Shares Beneficially Owned

Major Shareholders	Number	Percent

MK Enterprises LLC (1)	3,000,000	16.29%

West Peak Ventures of Canada Ltd. (2)	2,200,000	11.95%

Platinum Partners Macro Fund LP (3)(4)	1,916,306	10.41%

Alpha Capital Aktiengesellschaft (3)(6)	2,213,863	12.02%

Monarch Capital Fund Ltd. (3)(7)	2,092,829	11.37%

CMS Capital (3)(8)	1,106,930	6.01%

Platinum Long Term Growth III (3)(9)	1,259,515	6.84%

Finders

Viscount Investment, Ltd. (5)(10)	1,063,074	5.78%

Total	16,214,574	88.06%

(1)

Includes 3,000,000 unregistered shares of common stock issued as of August 11, 2005, pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in partial consideration of a license agreement for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products. The value attributed to the issuance was $180,000, as based on the value of our common shares on the date of issuance. Voting and/or investment power over these common shares is held by M. Glen Kertz of MK Enterprises LLC.

(2)	Includes 2,200,000 unregistered shares of common stock directly owned. Voting and/or investment power over these common shares is held by Timothy Brock of West Peak Ventures of Canada Ltd.

(3)

Under the terms of the registration provisions, we are committed to registering and holding in reserve for the benefit of each convertible promissory note holders, a number of our common shares equal to 200% of those shares issuable upon conversion of the face amount each note. Further, each convertible promissory note carries interest at a rate of eight percent (8%) per annum. Together with the common shares issuable upon conversion of the face amount of the notes, and in accordance with the provisions of such notes, we are registering that number of additional common shares which may be issued upon conversion of any interest accrued through July 29, 2006, should we elect to pay any such interest in the form of registered, freely-trading common shares, at a value of USD$0.40 per common share, rather than in cash, which determination to do so is entirely at our option.

(4)	Includes the following:

          (i) 454,545 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 333,333 common shares at a price of USD$0.50 per share, and an unregistered common stock warrant to purchase up to 333,333 common shares at a price of USD$0.90 per share, each issued as of July 29 2005 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$250,000, as part of a series of related private offering transactions with and among a syndicated group of institutional and other investors during the period of July 25, 2005 through August 5, 2005;

          (ii) 54,545 unregistered shares of common stock underlying a convertible note, and an unregistered common stock warrant to purchase up to 40,000 common shares at a price of USD$0.75 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$30,000, as part of an agreement to convert that amount of penalties accrued as a result of our having failed to file a registration statement on Form F-1 within sixty days of the closing of the July 25, 2005 through August 5, 2005 series of related private offering transactions into convertible penalty notes and warrants carrying terms similar to those notes and warrants issued in the original series of transactions; and

          (iii) 96,430 unregistered common shares which may be issued at our option upon conversion of any interest accrued on the convertible notes through October 31, 2006 and 95,030 unregistered common shares issued for late registration penalties.

Voting and/or investment power over the common shares underlying the convertible notes and warrants is held by Harry Adler of Platinum Partners Macro Fund LP.

(5)

In accordance with the terms of the documentation pursuant to which this stockholder has acquired its securities, and unless waived, neither it nor any of its affiliates are permitted to convert or exercise any amount of such securities which, if the did, would cause such stockholder to beneficially own, in the aggregate, more than 4.99% of our total outstanding common shares at any give time.

(6)	Includes the following:

          (i) 363,636 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 266,666 common shares at a price of USD$.40 per share, and an unregistered common stock warrant to purchase up to 266,666 common shares at a price of USD$0.90 per share, each issued as of July 29, 2005 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$200,000, as part of a series of related private offering transactions with and among a syndicated group of institutional and other investors during the period of July 25, 2005 through August 5, 2005;

          (ii) 181,818 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 133,333 common shares at a price of USD$.40 per share, and an unregistered common stock warrant to purchase up to 133,333 common shares at a price of USD$0.90 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$100,000, as part of a private offering transactions with and among a syndicated group of institutional investors on April 6, 2006;

          (iii) 43,636 unregistered shares of common stock underlying a convertible note, and an unregistered common stock warrant to purchase up to 32,000 common shares at a price of USD$0.75 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$24,000, as part of an agreement to convert that amount of penalties accrued as a result of our having failed to file a registration statement on Form F-1 within sixty days of the closing of the July 25, 2005 through August 5, 2005 series of related private offering transactions into convertible penalty notes and warrants carrying terms similar to those notes and warrants issued in the original series of transactions; and

          (iv) 93,721 unregistered common shares which may be issued at our option upon conversion of any interest accrued on the convertible notes through October 31, 2006 and 109,964 unregistered common shares issued for late registration penalties.

Voting and/or investment power over the common shares underlying the convertible notes and warrants is held in equal portions by Konrad Ackerman and Rainer Posch of Alpha Capital Aktiengesellschaft.

(7)	Includes the following:

          (i) 227,273 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 166,666 common shares at a price of USD$.40 per share, and an unregistered common stock warrant to purchase up to 166,666 common shares at a price of USD$0.90 per share, each issued as of July 29 2005 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$125,000, as part of a series of related private offering transactions with and among a syndicated group of institutional and other investors during the period of July 25, 2005 through August 5, 2005;

          (ii) 303,018 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 222,213 common shares at a price of USD$.40 per share, and an unregistered common stock warrant to purchase up to 222,213 common shares at a price of USD$0.90 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$166,660, as part of a private offering transactions with and among a syndicated group of institutional investors on April 6, 2006;

          (iii) 27,273 unregistered shares of common stock underlying a convertible note, and an unregistered common stock warrant to purchase up to 20,000 common shares at a price of USD$0.75 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$15,000, as part of an agreement to convert that amount of penalties accrued as a result of our having failed to file a registration statement on Form F-1 within sixty days of the closing of the July 25, 2005 through August 5, 2005 series of related private offering transactions into convertible penalty notes and warrants carrying terms similar to those notes and warrants issued in the original series of transactions; and

          (iv) 75,843 unregistered common shares which may be issued at our option upon conversion of any interest accrued on the convertible notes through October 31, 2006 and 104,079 unregistered common shares issued for late registration penalties.

(v) Voting and/or investment power over the common shares underlying the convertible notes and warrants is held by Joseph Franck of Monarch Capital Fund Ltd.

(8)	Includes the following:

          (i) 181,818 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 133,333 common shares at a price of USD$.50 per share, and an unregistered common stock warrant to purchase up to 133,333 common shares at a price of USD$1.00 per share, each issued as of July 29 2005 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$100,000, as part of a series of related private offering transactions with and among a syndicated group of institutional and other investors during the period of July 25, 2005 through August 5, 2005;

          (ii) 90,909 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 66,666 common shares at a price of USD$0.50 per share, and an unregistered common stock warrant to purchase up to 66,666 common shares at a price of USD$1.00 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$50,000, as part of a private offering transactions with and among a syndicated group of institutional investors on April 6, 2006;

          (iii) 21,818 unregistered shares of common stock underlying a convertible note, and an unregistered common stock warrants to purchase up to 16,000 common shares at a price of USD$0.75 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$12,000, as part of an agreement to convert that amount of penalties accrued as a result of our having failed to file a registration statement on Form F-1 within sixty days of the closing of the July 25, 2005 through August 5, 2005 series of related private offering transactions into convertible penalty notes and warrants carrying terms similar to those notes and warrants issued in the original series of transactions; and

          (iv) 46,860 unregistered common shares which may be issued at our option upon conversion of any interest accrued on the convertible notes through October 31, 2006 and 54,982 unregistered common shares issued for late registration penalties.

Voting and/or investment power over the common shares underlying the convertible notes and warrants is held by Menachem Lipsker of CMS Capital.

(9)	Includes the following:

          (i) 336,364 unregistered shares of common stock underlying a convertible note, an unregistered common stock warrant to purchase up to 246,666 common shares at a price of USD$0.50 per share, and an unregistered common stock warrant to purchase up to 246,666 common shares at a price of USD$1.00 per share, each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of USD$185,000, as part of a private offering transactions with and among a syndicated group of institutional investors on April 6, 2006; and

          (ii) 30,668 unregistered common shares which may be issued at our option upon conversion of any interest accrued on the convertible notes through October 31, 2006 and 62,788 unregistered common shares issued for late registration penalties.

Voting and/or investment power over the common shares underlying the convertible notes and warrants is held by Mark Nordlicht of Platinum Long Term Growth III.

(10)	Includes the following:

          (i) 225,000 unregistered shares of common stock directly owned, an unregistered common stock warrant to purchase up to 135,000 common shares at a price of USD$0.50 per share, and an unregistered common stock warrant to purchase up to 225,000 common shares at a price of USD$0.75 per share, each issued as of August 5, 2005 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, as finder’s fees related to a series of related private offering transactions with and among a syndicated group of institutional and other investors during the period of July 25, 2005 through August 5, 2005, and

          (i) 183,886 unregistered shares of common stock directly owned, two unregistered common stock warrants to purchase up to 110,320 common shares at a price of USD$0.50 per share and two unregistered common stock warrants to purchase up to 183,867 common shares at a price of USD$0.75 per share each issued as of April 6, 2006 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, as finder’s fees related to a private offering transactions with and among a syndicated group of institutional and other investors on April 6, 2006.

Voting and/or investment power over the common shares underlying the convertible notes and warrants is held by Joseph Frand of Viscount Investments Ltd.

At of September 13, 2006, we had ninety-seven (97) shareholders of record, of which forty-three were United States residents. These United States shareholders held 6,296,017 shares of our common stock, representing approximately 35.0% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

The following information is provided in connection with all transactions or loans dating back to April 1, 2003 between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (b) associates, (c) individuals owning, directly or indirectly, securities representing an interest in our voting power that gives them significant influence over us, and close members of any such individuals’ families, (d) key management personnel including those persons having authority and responsibility for planning, directing, and controlling our activities, such as directors and senior management and close members of any such individuals’ families, and (e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

          MANAGEMENT FEES

In each of the fiscal years ended March 31, 2004, 2005 and 2006, a management fee was paid to Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers. No formal agreements are in place for the provision of these services. For the fiscal years ended March 31, 2004, 2005 and 2006, the total amount of such management fee was $6,000, $6,000 and $4,000, respectively. Although we believe that the management fees paid are as fair as those which could have been obtained in an arms length transaction with unaffiliated third parties, the fact that these fees were paid to a company of which are own directors are officers and directors gives rise to the potential that the fees may have been less favorable to us than would otherwise have been the case.

          OFFICE LEASE RENT

In each of the fiscal years ended March 31, 2004, 2005 and 2006, rent was paid to Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers. No formal agreements are in place for the provision of these services. For the fiscal years ended March 31, 2004 and 2005, the total amount of such rent was $6,000 per year, and for the fiscal year ended March 31, 2006, the amount was $1,750. Although we believe that the rent paid has been as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, the fact that this rent was paid to a company of which are own directors are officers and directors gives rise to the potential that the terms may have been less favorable to us than would otherwise have been the case.

          LOANS

                    From Directors

As of March 31, 2006, we had obtained aggregate loan advances in an amount totaling $58,380 (2005 - $158,359 and 2004 - $119,729) from several of our directors and officers. These loan advances were without interest or specific terms of repayment.

On July 4, 2005, after having obtained shareholder authorization on April 14, 2005 to settle certain of our outstanding obligations by way of common stock conversions at a rate equal to $0.05 per share, $153,349 of the then outstanding indebtedness under these loans was converted to 1,106,486 shares of our common stock, representing a price per share of $0.14 (the balance of the obligation having been paid in cash). Although we believe that the ratio applied for purposes of the conversion to common stock was as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, the fact that the loans were obtained from our officers and directors gives rise to the potential that the terms may have been less favorable to us than would otherwise have been the case.

                    From Shareholders

As of March 31, 2006, we have obtained aggregate loan advances in an amount totaling approximately $110,000 from Timothy Brock, the 100% beneficial owner of West Peak Ventures of Canada, Inc., which is a beneficial owner of greater than 5% of our common shares.

          PROFESSIONAL FEES

During the year ended March 31, 2006 and 2005, professional fees in the amount of $19,500 and $0 were paid to F. George Orr, our director, for the provision of certain accounting services. During the year ended March 31, 2006 and 2005, consulting fees in the amount of $2,080 and $0 were paid to Doug E. Ford, our director, for the provision of certain management services.

          MK ENTERPRISES LICENSE AND RELATED TRANSACTIONS

On July 29, 2005, we entered into a series of related definitive agreements with MK Enterprises LLC (“MK”), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)

a master license agreement for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “MK Master License”), certain of which are patent pending, including the Nova Skin Care System, the Dust Wolf™, and the Tomorrow Garden™ Kit (collectively, and together with any improvements thereon, the “Initial Products”) each of which are described in fuller detail elsewhere in this annual report. See “Business—Potential Products” and “Business—Intellectual Property”;

(vi)

the MK Master License also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(vii)

a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by MK (any such products, collectively, the “Additional Products”, and, the agreement itself, the “MK Product Development Agreement”);

(viii)

the MK Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(ix)

a related services agreement pursuant to which MK shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

	•	20,000,000 shares of our common stock;

	•	a one-time USD$125,000 license fee;

	•	reimbursement for USD$125,000 in development costs associated with each of the Initial Products since March 17, 2005;

	•	consulting fees of USD$156,000 per year, payable monthly in advance; and

	•	the greater of the following, payable annually beginning in the second license year:

(i) USD$400,000; or

(ii) the aggregate of the following:

• subject to a minimum amount of USD$37,500 per Initial Product during the second year of the MK Master License, and USD$50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

: USD$10.00 per Nova Skin Care System unit sold;

: USD$2.00 per Dust Wolf™ unit sold;

: 4.5% of annual net sales of the Tomorrow Garden™ Kit;

and

: 3% of annual net sales of Initial Ancillaries.

•	a one-time USD$50,000 license fee for each Additional Product licensed (except for one pre-identified product); and

•

subject to a minimum amount of USD$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Although Mr. Kertz was neither an officer nor a director at the time we entered into the MK Agreements, he was both an officer and a director prior to July 2004 and assumed his current positions immediately following our entering into these agreements. During the year ended March 31, 2006, we paid approximately $121,447 in product development fees to MK respectfully. Although we believe that the terms of the MK Agreements, and the fees paid to MK thereunder, are as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, the conflict of interest which existed as a result of Mr. Kertz’s prior involvement with us gives rise to the potential that the contractual terms may be less favorable to us than would otherwise have been the case.

          FINDER’S FEES

In connection with our July 25, 2005 through August 5, 2005 related private offering transactions, in the aggregate amount of USD$1,277,200, compensation in the form of finder’s fees was paid which consisted, in the aggregate, of the following:

•	USD$127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three-year warrants to purchase up to 255,440 shares of our common stock at a price of USD$0.50; and

•	Three-year warrants to purchase up to 425,733 shares of our common stock at a price of USD$0.75.

From the aggregate finder’s fee compensation identified above, West Peak Ventures of Canada, Inc., a beneficial owner of greater than 5% of our common shares, and an entity beneficially owned 100% by Timothy Brock, received USD$73,271 in cash, 241,667 shares of our common sock, a three-year warrant to purchase up to 145,000 shares of our common stock at a price of USD$0.50 per share, and a three-year warrant to purchase up to 241,667 shares of our common stock at a price of USD$0.75 per share.

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

SIGNIFICANT CHANGES

•

To retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, on April 6, 2006, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors pursuant to which we issued, in the aggregate, USD$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of USD$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of USD$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) USD$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of USD$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

•

Also in connection with the follow-on private offering transaction, we issued 183,886 shares of our common stock and three-year warrants to purchase up to an additional 110,320 shares of our common stock at a price per share of USD$0.50 and up to an additional 183,867 shares of our common stock at a price of USD$0.75 as partial compensation in the form of a finder’s fee.

•

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of the July 25, 2005 through August 5, 2005 and April 6, 2006 transactions from USD$0.50 and USD$1.00 to USD$0.40 and USD$0.90, respectively. Moreover, as of the date of this annual report we are accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006. As of September 13, 2006, we have accrued up to approximately USD$123,094 in penalties under the terms of the registration provisions of each of the July 25, 2005 through August 5, 2005 and April 6, 2006 transactions, exclusive of those penalties previously converted into convertible penalty notes and warrants. The penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, will negatively affect our business, our financial condition and our results of operations, leading to a corresponding reduction in our net income and the likelihood of a net loss for the year in which they are incurred. The delays in meeting our registration obligations are a consequence, among other reasons, of ongoing delays resulting from our having recently undergone a significant restructuring and change in business direction, and the unavailability of certain information necessary for preparing the filing. Our management is hopeful that we will cause our registration statement to be declared effective in the near future.

•

In connection with the July 25, 2005 through August 5, 2005 transactions, on April 6, 2006 we reached a verbal agreement with the syndicated group of institutional and other investors, to convert accruing penalties associated with delays in our filing of a registration statement under the terms of the transactions, an aggregate of USD$82,200, into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each USD$0.75 of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of USD$0.75.

•	Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap Partners Ltd. received 120,000 shares of common stock at USD$0.41 per share.

•

On May 31, 2006, the Company issued 786,700 shares pursuant to the license agreement. As of June 30, 2006, 7,601,325 common shares remained to be issued pursuant to the license agreement and are reflected in share subscription.

•

On May 15, 2006, the Company completed a private placement of units whereby it issued a total of 1,104,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80. Of the warrants issued, 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 plus 66,666 warrants to purchase that number of common shares at $0.80 (USD) until May 15, 2008 and 21,666 warrants to purchase that number of common shares at USD $0.80 until June 7, 2008.·

•

On August 18, 2006, the Company completed a private placement of units whereby it issued a total of 430,000 units at USD $0.60 per unit for a total of $258,000 (USD) whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80 (USD). The warrants issued will expire on August 18, 2008. The Company paid consultants fees consisting of $58,860 plus 24,800 warrants to purchase that number of common shares at USD $0.80 until August 18, 2008.

•

We entered into a manufacturing agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. Under this agreement we will provide and make available to Solid Integrations, LLC, and its subcontractor(s), the raw materials, machinery, equipment, tooling and molds necessary for Solid Integrations, LLC, and its subcontractor(s), to manufacture and assemble the Nova Skin Care System at a manufacturing facility located in Mexico.

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

Period	OTC Bulletin Board (USD)		TSX Venture Exchange (CND)
	High	Low	High	Low

Fiscal year ended March 31,
2002	$0.750	$0.033	$1.35	$0.060
2003	$0.300	$0.009	$1.17	$0.030
2004	$0.075	$0.0144	$0.090	$0.030
2005*	$0.600	$0.030	$0.555	$—
2006	$0.950	$0.250	$—	$—

Quarter ended
June 30, 2004	$0.030	$0.030	$0.090	$0.075
September 30, 2004*	$0.033	$0.030	$—	$—
December 31, 2004*	$0.060	$0.033	$—	$—
March 31, 2005*	$0.600	$0.033	$—	$—
June 30, 2005	$0.650	$0.360	$—	$—
September 30, 2005	$0.570	$0.400	$—	$—
December 31, 2005	$0.750	$0.410	$—	$—
March 31, 2006	$0.600	$0.330	$—	$—
June 30, 2006	$0.950	$0.520	$—	$—

Month ended
March 31, 2006	$0.880	$0.520	$—	$—
April 30, 2006	$0.409	$0.303	$—	$—
May 31, 2006	$0.500	$0.410	$—	$—
June 30, 2006	$0.840	$0.700	$—	$—
July 31, 2006	$0.740	$0.520	$—	$—
August 31, 2006	$0.700	$0.500	$—	$—

*

Historical price information for shares of our common stock traded on the TSX Venture Exchange between September 2004 and May 2005 could not reasonably be obtained. We voluntarily delisted from the TSX Venture Exchange on May 3, 2005.

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

                    Directors

                               Voting Powers

In accordance with Section 4.19 of our bylaws and Section 120 of the Business Corporations Act (Alberta) if one of our directors is party to or has a material interest in a material contract or proposed material contract with us or with one of our subsidiaries, that director must disclose the nature and extent of their interest at the first meeting at which the proposed material contract is considered, or at the first meeting after which the director becomes an interested party, either in writing or, at the director’s request, entered into the meeting minutes. All material contracts or proposed material contracts in which one of our directors has a material interest must be referred to our board or shareholders for approval, even if not one which, in the ordinary course of business, would otherwise require approval. A director who is party to or has a material interest in a material contract or proposed material contract, shall refrain from voting on any resolution to approve the material contract unless it is one for (i) an arrangement by way of security for money lent to or obligations undertaken by the director for our benefit, (ii) a transaction relating primarily to the director’s remuneration, (iii) a contract for indemnity insurance, or (iv) a contract with an affiliate.

In accordance with our bylaws and the Business Corporations Act (Alberta) there are no limitations on the power of our directors, in the absence of an independent quorum, to vote compensation to themselves.

                               Borrowing Powers

In accordance with Section 3.01 of our bylaws and Section 103 of the Business Corporations Act (Alberta) our directors may, without shareholder authorization, (i) borrow money on our credit, (ii) issue, reissue, sell or pledge debt obligations, (iii) give a guarantee on our behalf to secure performance of an obligation, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations. These powers can be modified by means of an amendment to our articles of incorporation or bylaws, or by unanimous shareholder consent.

Indemnification of Directors and Officers and Limitation of Liability

In accordance with Section 7 of our bylaws and Section 124 of the Business Corporations Act (Alberta), each of our directors and officers is relieved from liability for the acts, receipts or defaults of any other of our directors, officers or employees, notwithstanding any loss, damage or expense caused to us, provided, however, that such director or officer discharges their own duties honestly, in good faith and with a view toward our best interests, and exercises the care, diligence and skill that a reasonably prudent person would in comparable circumstances.

Subject to certain limitations as set forth in Section 124 of the Business Corporations Act (Alberta), we have undertaken to indemnify our current or former directors and officers against all reasonable costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, incurred in respect of any civil, criminal or administrative proceedings to which such director or officer is made party to by reason of being or having been a director or officer. Our board of directors may, from time to time, purchase and maintain insurance policies for the benefit of our directors and officers as against any such liabilities incurred, except with respect to liability arising out of a director or officer’s failure to act honestly, in good faith and with a view toward our best interests. We do not presently maintain a directors’ and officers’ insurance or reimbursement policy.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons under the forgoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

                               Qualifications

There is no mandatory retirement age required by our bylaws or the Business Corporations Act (Alberta) and no requirement that our directors be shareholders of our company.

                    Common Shares

In accordance with Article 2 and Schedule A of our articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of common shares which our directors may issue without nominal or par value.

                               Dividends

Holders of shares of our common stock are entitled, subject to the rights privileges, restrictions and conditions attached to our preferred shares, to receive such dividends as our directors may from time to time, by resolution, declare.

                               Voting Rights

Holders of shares of our common stock are entitled to receive notice of and vote, on the basis of one vote for each common share so held, at every meeting of the shareholders of our company.

                               Liquidation Rights

Holders of shares of our common stock are entitled, subject to the rights, preferences and privileges, of any authorized and outstanding class and series of our preferred shares, to receive, in the event of liquidation, dissolution or winding up or upon the distribution of any of our assets among the holders of shares of our common stock, other than by way of dividends, their pro rata share of such distribution.

Preferred Shares

In accordance with Article 2 and Schedule B of our articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of preferred shares, which our directors may, from time to time, issue without nominal or par value in one or more series consisting of such number of shares as our directors may determine. Our directors, by resolution, may fix the designation, rights, privileges, restrictions and conditions attached to the preferred shares of each series, including without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the redemption price, terms, procedure and conditions for redemption, if any, voting rights and conversion rights, if any, and sinking fund, purchase fund or other provisions attaching to the preferred shares of such series.

                               Dividends

Holders of shares of our preferred stock shall be entitled to preference over holders of shares of our common stock and any other of our shares ranking junior with respect to the payment of dividends as our directors may from time to time, by resolution, declare. No dividend shall at any time be declared or paid or set apart for payment on any shares ranking junior to shares of our preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment at the date, nor shall we call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of our shares of preferred stock or any shares ranking junior to shares of our preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment as of the date of such call for redemption, purchase, reduction or other payment.

Holders of shares of our preferred stock shall rank on parity with holders of shares of all other series of our preferred stock with respect to payment of dividends, exclusive of any conversion rights, and if cumulative dividends are not paid in full in respect of a series of our preferred stock, the holders of shares of all series of our preferred stock shall participate ratably.

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

                    Shareholder Action

In accordance with the provisions of the Business Corporations Act (Alberta) ordinary resolutions, such as those adopting amendments to our bylaws, must be passed by a majority of shareholders voting thereon, whereas special resolutions require a majority of not less than two-thirds of the votes cast by shareholders voting thereon. Special resolutions are required in (i) authorizing share splits where more than one class of shares exist, (ii) increasing stated capital with respect to a class or series of shares where the amount to be added is not received in consideration for the issuance of shares and where more than one class of shares exist, (iii) decreasing stated capital for any purpose, (iv) making certain amendments to or restating our articles of incorporation, (v) approving an amalgamation agreement, (vi) approving a continuance into another jurisdiction, (vii) selling, leasing or exchanging of all or substantially all of our property, other than in the ordinary course of business, or (viii) liquidating our assets and dissolving our company.

                    Shareholders Meetings

                               Annual Meetings

We normally hold our annual shareholders’ meeting shortly after completion of the preceding fiscal year at our principal executive offices in Canada with the record date begin set and notice provided to our shareholders not less than twenty-one nor more than fifty days prior to the meeting. Only those shareholders entitled to vote at the meeting, the directors, auditors and any other persons required to attend under any provision of our articles of incorporation, bylaws or the Business Corporations Act (Alberta) are entitled to attend the meeting.

                               Special Meetings

Our board, the chairman of the board, managing director or president, have the power to call a special meeting at anytime, and notice of any special meeting shall state the text of any special resolutions to be submitted at the meeting.

                    Share Ownership

Although our shareholder are subject to certain beneficial ownership reporting requirements as a result of our having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, there are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

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

In accordance with the provisions of the Investment Canada Act, an investment or series of investments to directly or indirectly acquire control of a Canadian company by a non-Canadian that is a “WTO Investor” or a Canadian company which was immediately prior to the investment controlled by a WTO Investor, is reviewable if the value of the assets of the company equal or exceed $256 million, the threshold established for the year 2006. In succeeding years, the threshold amount may be increased or decreased in accordance with the provisions of Section 14.1 of the Investment Canada Act. A WTO Investor is one who is a member of the World Trade Organization, currently comprised of one hundred forty-eight member countries, including the United States, or a WTO Investor-controlled entity, as defined in the Investment Canada Act.

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

Where an investment is reviewable in accordance with the provisions of the Investment Canada Act, an application for review must be filed prior to implementation of the investment, in response to which the non-Canadian investor will receive a receipt bearing a certified date. Within forty-five days following certified date the Minister responsible for administering the Investment Canada Act must either notify the non-Canadian investor that he is satisfied that the investment is likely to be of a net benefit to Canada or, if the Minister is unable to complete the review, notify the non-Canadian investor that the Minister shall, within thirty days unless a further period is agreed upon, complete consideration of the investment. Once the thirty day period has elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of a net benefit to Canada and the investment may thereafter be implemented.

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

Exempt from the notice and review provisions of the Investment Canada Act are, among other transactions, those acquisitions carried out (i) in the ordinary course of one’s business, (ii) in connection with the realization of security granted for a loan, (iii) for the purpose of facilitating financing, provided the acquirer divest himself of control within two years, and (iv) by reason of an amalgamation, merger, consolidation, or corporate reorganization, following which the ultimate control remains unchanged.

Exempt from the review provisions of the Investment Canada Act are investments to acquire control of Canadian businesses that (i) engage in the production of uranium, (ii) provide any financial services, (iii) provide transportation services, or (iv) constitute a cultural business.

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

Pre-investment notification must be made to the Commissioner of Competition by parties of a proposed transaction where certain party and transaction size thresholds are satisfied. The party size threshold requires that parties of a proposed transaction, together with their affiliates, have total assets in Canada or gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate. The transaction size threshold requirements vary depending on the nature of the investment.

Transactions subject to pre-investment notification may not be completed until (i) the applicable statutory waiting periods have expired or have been earlier terminated by the Commissioner of Competition without his having taken action to prohibit the transaction’s implementation, or (ii) the Commissioner of Competition has issued an advance ruling certificate, or has waived the parties obligation to notify. Transactions involving only affiliates or those in the public interest, among others, are exempt from pre-investment notification requirements.

Regardless of whether pre-investment notification is required, the Commissioner of Competition may apply to the Competition Tribunal, a specialized tribunal established by Section 3 if the Competition Tribunal Act and empowered with the authority to hear and dispose of certain matters arising under the Competition Act, for substantive review of a transaction.

Where the Competition Tribunal finds the transaction likely to prevent or lessen competition substantially it may order the investment not proceed or, if it has been completed, may order its dissolution or the disposition of some of the assets or shares involved.

                    Change in Control

There are no provisions in our articles of incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in our control with respect to a merger, acquisition or corporate restructuring.

          MATERIAL CONTRACTS

The following is a summary of certain key economic and related provisions of all material contracts that we have entered into since October 2003.

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

APRIL 2006 FOLLOW-ON PRIVATE OFFERING TRANSACTION

On April 6, 2006, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors to retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, pursuant to which we issued, in the aggregate, USD$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of USD$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of USD$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) USD$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of USD$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

The agreements involved in the April 6, 2006 follow-on private offering transaction consisted, for each investor, of a subscription agreement, a convertible note, a Class A common stock purchase warrant, and a Class B common stock purchase warrant (the “April 2006 Subscription Agreements”). All individual transactions utilized the same forms of April 2006 Subscription Agreements.

In connection with the financing described above, compensation in the form of finder’s fees was paid, which fees consisted in the aggregate of the following:

•	USD$55,166 in cash, representing 10% of the gross proceeds realized;

•	183,886 shares of our common stock;

•	three-year warrants to purchase up to 110,320 shares of our common stock at a price of USD$0.50; and

•	three-year warrants to purchase up to 183,867 shares of our common stock at a price of USD$0.75.

As part of the financing transaction, we also granted certain registration rights to each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable upon conversion of the notes and exercise of the warrants, by filing a registration statement on Form F-1 covering such shares within fourteen days of the closing date, or by April 20, 2006,and causing such registration statement to be declared effective by the SEC by June 5, 2006. In accordance with the terms of the registration provisions any delays in meeting our obligations subject us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay, and, furthermore, any delays in our filing of a registration statement by April 20, 2006 subject us to liability in the form of a reduction in the exercise price of the Class A and Class B warrants issued as part of such transaction in an amount of USD$0.10 per week for the duration of any such delay.

The April 2006 Subscription Agreements contain considerably more detail than the summary of key economic and related provisions set forth above. This summary does not purport to be a complete description of these agreements, and is qualified in its entirety by reference to the actual form of subscription agreement, convertible notes, Class A common stock purchase warrants and Class B common stock purchase warrants, respectively, copies of which were filed with our registration statement on Form F-1 on April 27, 2006 and which are incorporated herein by reference. Prospective investors in our common stock are strongly encouraged to read these agreements in their entirety.

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of April 6, 2006 transaction from USD$0.50 and USD$1.00 to USD$0.40 and USD$0.90, respectively. Moreover, as of the date of this annual report we are accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006. As of September 13, 2006 we have accrued up to approximately USD$123,094 in penalties, exclusive of those penalties previously converted into convertible penalty notes and warrants. These penalties are convertible into 447,614 convertible penalty notes and warrants. Our management is hopeful that we will cause such registration statement to be declared effective in the near future, however, the penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, will negatively affect our business, our financial condition and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year.

MAY/AUGUST 2006

On May 15, 2006, the Company completed a private placement of units whereby it issued a total of 1,104,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80. Of the warrants issued, 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 plus 66,666 warrants to purchase that number of common shares at $0.80 (USD) until May 15, 2008 and 21,666 warrants to purchase that number of common shares at USD $0.80 until June 7, 2008.

Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap will receive a total of 120,000 shares of common stock at USD$ 0.41 per share.

On August 18, 2006, the Company completed a private placement of units whereby it issued a total of 430,000 units at USD $0.60 per unit for a total of $258,000 (USD) whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80 (USD). The warrants issued will expire on August 18, 2008. The Company paid consultants fees consisting of $58,860 plus 24,800 warrants to purchase that number of common shares at USD $0.80 until August 18, 2008.

Nova Skin Care System – Solid Integrations, LLC Manufacturing Agreement

We entered into a manufacturing agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. Under this agreement we will provide and make available to Solid Integrations, LLC, and its subcontractor(s), the raw materials, machinery, equipment, tooling and molds necessary for Solid Integrations, LLC, and its subcontractor(s), to manufacture and assemble the Nova Skin Care System at a manufacturing facility located in Mexico.

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

TAXATION

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material United States federal income tax consequences that may apply to holders and prospective holders of shares of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), Treasury Department regulations promulgated thereunder, published Internal Revenue Service (“IRS”) rulings and administrative pronouncements and court decisions of current applicability, any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. Further, no opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the United States income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term “U.S. Holder” denotes the beneficial owner of one or more shares of our common stock who is:

•	an individual citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that is created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;

•	an estate whose income is taxable in the United States irrespective of source; or

•

a trust if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address the tax consequences peculiar to, and the term U.S. Holder does not include, persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, persons or entities that have a functional currency other than the United States dollar, shareholders subject to the alternative minimum tax, shareholders who hold our common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, partners and other pass-through entities and persons holding an interest in such entities, and shareholders who acquired our common shares through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the consequences peculiar to persons or entities holding an interest in a shareholder or the consequences peculiar to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock. If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

                    Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should U.S. Holders of shares of our common stock receive dividend distributions:

•

to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, subject to any applicable foreign tax credit, and without a reduction for any Canadian income tax withheld from such distributions, such holders would generally be required to include, in their gross income for United States federal income tax purposes, an amount equal to the United States Dollar value of such distributions on the date of receipt (based on the exchange rate on such date).

•

to the extent such dividend distributions exceed our current or accumulated earnings and profits, as determined for United States federal income tax purposes, the amount of any distribution so received will (i) first be applied to reduce a U.S. Holder’s adjusted basis in our common shares, and, as a return of basis, will not be subject to United States federal income tax, and (ii) thereafter, any residual amount of such distribution will be treated as a gain from the sale or exchange of our common shares, which amount is taxable as a capital gain.

Any taxable dividends received on shares of our common stock by a U.S. Holder who is an individual, a trust or an estate (an “Individual Holder”) will be treated as qualified dividend income, which is subject to tax at preferential rates through December 31, 2008, provided that:

•

we are a qualified foreign corporation—one eligible for the benefits of a comprehensive income tax treaty with the United States, which the United States Treasury Department has determined to be satisfactory for this purpose and which includes an exchange of information program—for which purposes the Canada-US Income Tax Convention (1980) qualifies;

•

we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or anticipate that we will be);

•	the Individual Holder has held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the date on which the common shares become ex-dividend; and

•	the Individual Holder is not obligated to make related payments with respect to positions in substantially similar or related property.

Special rules may apply to any extraordinary dividend—a dividend equal to or in excess of 10% of a shareholder’s adjusted basis, or, under certain circumstances, the fair market value, of a share of common stock—requiring that such a distribution be treated as qualified dividend income. Any loss from the sale or exchange of shares of our common stock with respect to which an Individual Holder has received an extraordinary dividend treated as qualified dividend income will be deemed a long-term capital loss to the extent of such dividend. Taxable extraordinary dividends not treated as qualified dividend income will be taxed as ordinary income, rather than as capital gains.

                    Foreign Tax Credit

A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of our common stock may be entitled, at his or her election, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation owning 10% or more of our voting stock may be eligible to claim a deemed paid foreign tax credit based on any underlying non-United States income taxes paid by us. The election to credit or deduct foreign taxes is made on a yearly basis and applies to all foreign income taxes paid by, or withheld from, the U.S. Holder during the year.

There are significant and complex limitations applicable to the foreign tax credit and as such we urge you to consult with, and rely upon, your own tax advisor regarding the availability of the foreign tax credit, the deemed paid foreign tax credit available to certain corporations and the application of limitations on the credit in light of your particular circumstances.

                    Sale, Exchange or other Disposition of Common Shares

Generally, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to certain qualifications and limitations, such gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy this minimum holding period. There are presently no preferential tax rates for long-term capital gains recognized by a corporation.

                    Special Rules

Special United States federal income tax rules apply to shareholders of passive foreign investment companies and controlled foreign corporations. The preceding discussions do not address the United States federal income tax consequences to a U.S. Holder in the event that we were treated as a passive foreign investment company or controlled foreign corporation. While our management does not believe that we are, or that we are likely to become, a passive foreign investment company or a controlled foreign corporation, the circumstances which would result in our becoming such are not entirely within our control and as such there always exists the possibility, however remote, that we may become a passive foreign investment company or controlled foreign corporation in the future.

                               Passive Foreign Investment Company

A non-United States entity treated as a corporation for United States federal income tax purposes will be a passive foreign investment company in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (i) 75% or more of its gross income is passive income, such as interest, dividends and certain rents and royalties, or (ii) at least 50% of the average value of its assets are attributable to assets that produce passive income or are held for the production of passive income. Our management does not believe that we are a passive foreign investment company, or that we will become a passive foreign investment company in the future, because we are primarily engaged the refinement and manufacture of three lines of unrelated potential consumer retail products. Moreover, we have not received 75% or more of our gross income from passive sources, nor has 50% or more of the fair market value of our assets been held for the production of passive income, for any taxable year. Nonetheless, in the event we were treated as a passive foreign investment company for any taxable year, U.S. Holders of shares of our common stock may be subject to United States federal income taxes in excess of those previously described on distributions paid with respect to, or dispositions of, our common shares.

There are significant and complex issues associated with the taxation of a U.S. Holder of shares of a passive foreign investment company and as such we urge you to consult with, and rely upon, your own tax advisor regarding the impact of the passive foreign investment company rules and the advisability and availability of certain United States federal income tax elections that may alleviate adverse tax consequences that may result if we are or were to become a passive foreign investment company.

                               Controlled Foreign Corporation

A controlled foreign corporation is a foreign corporation of which more than 50% of the stock, by vote or value, is owned, directly, indirectly or constructively, by U.S. Holders each of whom, directly, indirectly or constructively, owns 10% or more of the total combined voting power of all classes of stock of the foreign corporation (each a “CFC Shareholder”). If we are a controlled foreign corporation, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of our income at the end of each year. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of our earnings and profits, rather than capital gain, on the sale of his or her common shares. Our management does not believe that we are a controlled foreign corporation, because U.S. Holders who directly, indirectly or constructively own 10% or more of the total voting power of our outstanding common shares do not own more than 50% of shares of our common stock.

                    United States Federal Income Taxation of Non-U.S. Holders

For purposes of this discussion, a beneficial owner of our common shares that is not a U.S. Holder (other than a partnership or entity treated as a partnership for United States federal income tax purposes) is a “Non-U.S. Holder”. If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

                               Distributions on our Common Shares

Any distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, any distributions we pay will be subject to United States federal income tax at regular graduated rates if (i) those distributions are treated as dividends or capital gains (as previously described with respect to U.S. Holders); (ii) are effectively connected with the Non-U.S. Holder’s United States trade or business; and, (iii) if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In addition, a branch profits tax may be imposed at a 30% rate, or at such lower rate under an applicable income tax treaty, on the effectively connected earnings of a Non-U.S. Holder that is a corporation.

                               Sale, Exchange or other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain recognized on the disposition of shares of our common stock unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is engaged in a United States trade or business and a gain recognized on the disposition of shares of our common stock is effectively connected with that trade or business, and, if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, such gain will be subject to United States federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, a branch profits tax may be imposed at a 30% rate, or at such lower rate established under an applicable income tax treaty. A Non-U.S. Holder who is (i) an individual (ii) present in the United States for 183 days or more in a taxable year, and (iii) who meets certain other requirements will also be subject to United States federal income tax on capital gains recognized during such year, including such gains realized from a disposition of our stock.

                               Information Reporting and Backup Withholding Tax

Generally, dividend payments or other taxable distributions made within the United States will be subject to information reporting requirements and a United States backup withholding tax if a U.S Holder fails to provide an accurate taxpayer identification number certified under penalties of perjury, as well as certain other information, or otherwise establish an exemption from backup withholding.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY as applicable.

If a Non-U.S. Holder sells shares to or through the United States office of a United States or foreign broker, the payment of proceeds generally will be subject to information reporting requirements and a backup withholding tax unless the Non-U.S. Holder properly certifies its non-United States status under penalties of perjury or otherwise establishes an exemption and the payer or broker does not have actual knowledge or reason to know that the holder is a United States person. Information reporting requirements and backup withholding taxes generally will not apply to the payment of proceeds of the sale of common shares effected outside the United States by a foreign office of a broker. Information reporting requirements (but not backup tax withholding requirements) will apply, however, to the payment of the sale proceeds if the broker is a United States person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s United States federal income tax liability by timely filing a properly completed claim for refund with the IRS.

          MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of material Canadian federal income tax consequences that may apply to holders and prospective holders of shares of our common stock that are non-residents of Canada (“Non-Canadian Holders”). This discussion is based on the Income Tax Act (Canada), the regulations promulgated thereunder, all amendments thereto publicly proposed by or on behalf of the Minster of Finance (Canada) prior to the date hereof, the published administrative practices of the Canada Revenue Agency and on the current provisions Canada-United States Income Tax Convention (1980), as amended (the “Canada-US Treaty”), any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. No opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term “Non-Canadian Holder” denoted the beneficial owner of one or more shares of our common stock who is:

•	a non-resident of Canada;

•	holds our common shares as capital property;

•	deals with us at arm’s length; and

•	does not use or hold our common shares in or in the course of carrying on business in Canada.

                    Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of shares of our common stock receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25%, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rate of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States is:

•	to the extent such holder beneficially owns at least 10% of our voting stock, 5% of the gross amount of such distribution paid; or

•	to the extent such holder beneficially owns less than 10% of our voting stock, 15% of the gross amount of such distribution paid.

We are required to withhold the applicable amount from each distribution paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Non-Canadian Holder.

In accordance with the Canada-US Treaty, certain tax-exempt entities residing in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on our common shares.

                    Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of shares of our common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute “taxable Canadian property” as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless (i) the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada, or (ii) the Non-Canadian Holder or persons with whom the Non-Canadian Holder did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock.

A Non-Canadian Holder who is resident of the United States and realizes a capital gain on disposition of common shares that are taxable Canadian property will nevertheless, by virtue of the Canada-US Treaty, generally be exempt from Canadian tax thereon unless (i) more than 50% of the value of the common shares are derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (ii) the common shares formed part of the business property of a permanent establishment that the Non-Canadian Holder has or had in Canada within the twelve months preceding disposition, or (iii) the

Non-Canadian (a) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during the twenty years, preceding the disposition, and (b) owned the common share when he ceased to be a resident of Canada.

A Non-Canadian Holder who is subject to Canadian tax in respect of a capital gain on disposition of common shares must include one-half of the capital gain in computing his taxable income earned in Canada. The Non-Canadian Holder may, subject to certain limitations, deduct one half of any capital loss arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

A Non-Canadian Holder whose common shares constitute taxable Canadian property and who is a resident of the United States and entitled to benefits under the Canada-US Treaty generally would be exempt from Canadian tax on any capital gain realized on a disposition of those shares in any event, provided such shares do not derive their value principally from Canadian real property (including Canadian resource properties). Our management is of the view that our common shares do not derive their value principally from Canadian real property. A Non-Canadian Holder claiming exemption under the Treaty will, however, have Canadian tax filing obligations with respect to a disposition of common shares.

DOCUMENTS ON DISPLAY

All documents referred to in this annual report may be inspected at our offices during regular business hours located at 420 – 475 Howe Street, Vancouver, British Columbia V6C 2B3, telephone (604) 606-7979.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently have, and will continue to have, one audit committee members who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F), F. George Orr. Mr. Orr is not “independent” as that term is defined in Section 121A of the American Stock Exchange Company Guide and SEC Rule 10A-3 under the Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal year ended March 31, 2006 and 2005 were Smythe Ratcliffe, Chartered Accountants.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2006 and March 31, 2005 for professional services rendered by Smythe Ratcliffe, Chartered Accountants, for the audit of our annual financial statements were $6,000 and $5,000, respectively.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee charter requires us to request the prior approval of our audit committee on every occasion for which we engage our principal accountants or their associated entities to render any audit or non-audit services.

TAX FEES

The aggregate fees billed in the last two fiscal years for professional tax compliance advice and planning was USD$40,391, of which $23,000 related to the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

VALCENT PRODUCTS INC.
(Formerly Nettron.Com, Inc.)

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

SmytheRatcliffe.com 7th Floor, Marine Building 355 Burrard Street Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675 telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Valcent Products Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in note 13 to these financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada
August 2, 2006, except for Note 14 which is as at August 9, 2006

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 2, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, Canada
August 2, 2006, except for Note 14 which is as at August 9, 2006
Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31 2006	March 31 2005

Assets

Current
Cash	$12,773	$222
Accounts receivable	10,626	714

	23,399	936
Equipment and Leaseholds (Note 4)	63,327	—
Product License (Note 5)	1,306,075	—

	$1,392,801	$936

Liabilities and Shareholder’s Deficit

Current
Accounts payable and accrued liabilities	$199,558	$85,537
Due to related parties (Note 9)	69,273	153,349
Convertible Notes (Note 7)	1,565,069	—

	$1,833,900	$238,886
Shareholders’ Equity (Deficiency)
Share capital (Note 8)	4,099,870	2,999,420
Contributed surplus (Note 8(e))	1,663,067	—
Conversion component of convertible note (Note 7)	348,532	—
Obligation to issue shares (Notes 5 and 8)	419,401	—
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during development stage	(3,734,599)	—

	(441,099)	(237,950)

	$1,392,801	$936

Going concern (Note 1) and commitment (Note 10)

On behalf of the board:

“Glen Kertz”	Director	“F. George Orr”	Director

Glen Kertz		F. George Orr

See notes to consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	2006	2005 (Note 14)

Expenses
Financing expenses	$1,328,337	$—
Product development	685,432	—
Convertible note issuance costs	570,226	—
Stock option compensation	533,664	—
Interest and penalties	193,987	—
Professional fees	175,883	23,403
Travel	69,600	—
Rent	56,771	6,000
Office and miscellaneous	38,125	919
Filing and transfer agent	26,250	10,600
Investor relations	19,037	—
Depreciation and amortization	9,382	—
Management fees	4,000	6,000

Loss from Operations	3,710,644	46,922
Other Income Expenses
Foreign exchange (gain) loss	23,955	(1,228)

Net Loss	3,734,599	45,694
Deficit during the development stage, beginning	—

Deficit during the development stage, ending	$3,734,599

Deficit from prior operations, beginning	3,237,370	3,191,676

Deficit from prior operations, ending	$3,237,370	$3,237,370

Loss per share – basic	$0.354	$0.007

Weighted average number of common shares outstanding	10,548,042	6,435,374

See notes to consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)

	2006	2005 (Note 14)

Cash provided by (used in)
Operating activates
Loss for period	$(3,734,599)	(45,694)
Items not involving cash
Financing expense	1,328,337	—
Convertible note issuance costs	285,242	—
Stock option compensation	533,664	—
Depreciation and amortization	9,382	—

Charges in non-cash working capital items	104,109	(97,621)

	(1,473,865)	(143,315)

Investing Activities
Product Licence	(306,075)	—
Equipment and leaseholds	(72,709)	—

	(378,784)	—

Financing Activities
Advances to (repayment from) related parties	(84,076)	144,669
Convertible notes (Note 7)	1,565,069	—
Debt discount (Note 7)	149,598	—
Shares issued for settlement of debt (Note 8(b))	234,609	—

	1,865,200	144,669

Increase in cash during period
	12,551	1,354

Cash, beginning of period
	222	(1,132)

Cash, end of period
	$12,773	$222

Supplemental Cash Flow Information

Shares issued as finders’ fees	$285,242	$—
Shares issued for product license	$580,599	$—

See notes to consolidated financial statements

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

1.	Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising financing. The Company had previously been pursuing various business opportunities and effective March 24, 2004 had discontinued those operations.

During the year ended March 31, 2006 the Company acquired a license to certain proprietary technology owned by arms-length parties (see Product License Note 5) and the development of these products has been the Company’s primary business. The Company considers its development stage operations to have commenced during fiscal 2006. Also during the year ended March 31, 2006 Valcent Products Inc. formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States. In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2006, the Company had accumulated losses during the development stage of $3,734,599, total accumulated losses of $6,971,969 and a working capital deficiency of $1,810,501. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as obtaining long-term financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“US GAAP”) as explained in Note 13. The significant accounting policies used in these consolidated financial statements are as follows:

	a)	Principles of Consolidation

These financial statements include the accounts of Valcent Products Inc., its wholly owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly owned subsidiary Valcent Management, LLC and the limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner (together “the Company”). All intercompany transactions and balances have been eliminated.

	b)	Product development costs

The Company expenses all costs related to product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense over the expected economic useful life of the product.

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

2.	Significant Accounting Policies (Continued)

	c)	Fixed assets

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease. Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively. During the year of acquisition, depreciation is 50% of amounts otherwise determinable.

	d)	Foreign currency transactions and translation

Amounts denominated in US dollars have been translated into Canadian dollars as follows:

		i.	Monetary assets and liabilities, at the year end exchange rates;

		ii.	Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

		iii.	Revenue and expense items, at the average rate of exchange during the year.

Gains and losses arising from this translation of foreign currency are included in net loss.

	e)	Use of estimates

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

	f)	Loss per share

The Company uses the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period to the extent that they are dilutive. The assumed conversion of stock options and share purchase warrants has an anti-dilutive impact on both 2005 and 2006 and has not been recorded.

	g)	Stock-based compensation

The Company uses the fair value based method of accounting for employee stock options as required under the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the fair value based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the vesting period of the stock option with a corresponding increase to contributed surplus. When the stock options are exercised, the proceeds, together with the amount previously recorded in contributed surplus, are recorded in share capital.

	h)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future tax benefits are recognized to the extent it is more likely than not that this can be realized.

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

2.	Significant Accounting Policies (Continued)

	i)	Non-monetary consideration

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair value (as defined) of the shares is used to record the transaction. The fair value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

3.	Financial Instruments

	a)	Fair value

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities and convertible notes approximate their fair values because of the short-term maturity of these financial instruments. It is not practicable to determine the fair value of amounts due to related parties.

	b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

The Company’s convertible notes are at fixed interest rates, and therefore, the Company’s exposure to interest rate risk during the term of the debt is minimized.

	c)	Credit risk

The Company’s financial assets that are exposed to credit risk consist of cash and accounts receivable. This risk is minimized as cash is placed with well capitalized, high quality financial institutions and accounts receivable consist of amounts due from the Government of Canada.

4.	Equipment and Leaseholds

	Cost	Accumulated Depreciation	Balance March 31, 2006

Leasehold improvements	$20,876	$2,783	$18,093
Computer equipment	28,321	4,248	24,073
Furniture and fixtures	23,512	2,351	21,161

	$72,709	$9,382	$63,327

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

5.	Product License

On July 29, 2005 the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC. The Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares at a deemed cost of $1,000,000, of which 11,611,975 have been issued with the balance reserved for issuance and included in obligation to issue shares, pay a $153,037 ($125,000 USD) license fee (paid), pay $153,038 ($125,000 USD) in costs related to the development of the products since March 17, 2005 (paid) and royalties as to $10 USD per Skincare System unit sold, $2 USD per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 USD for the second license year and $50,000 USD per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 USD per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 USD per year.

6.	Accounts Payable

Accounts payable includes a non-interest bearing, unsecured advance (no specified terms of repayment) of $98,850 from a shareholder who owns approximately 11% of the Company but is not an officer or a director.

7.	Convertible Notes

To finance the purchase of the Product License (Note 5) and to provide working capital for its development, the Company issued one year, unsecured $1,714,667 ($1,277,200 USD) 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 USD in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common share at $0.50 USD until August 5, 2008 and one class B warrant which will entitle him to purchase an additional common share at $1.00 USD until August 5, 2008. The holders of the convertible notes may elect to convert the notes and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 USD The Company may, subject to notice provisions and the common shares trading above $1.50 USD per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest. In conjunction with this financing the Company has paid finders fees of 10% of the gross proceeds in cash, which is included in convertible note issuance costs, and 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants whereby the holders shall have the right to purchase 255,440 common shares at $0.50 USD per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at $0.75 USD per share until August 5, 2008. As a result of the issuance of the warrants in conjunction with the convertible notes the Company has recorded a financing expense of $1,328,337.

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

7.	Convertible Notes (continued)

Certain of the convertible notes contain registration rights where the Company is committed to registering shares issuable upon conversion and exercise by filing a registration statement with the SEC that will permit the public trading of the Company’s shares in the US. The registration must take place within 60 days of the closing date of the above mentioned notes, which to date have not been met. As at March 31, 2006 the Company has accrued $143,874 in penalties pertaining to these registration rights and is subject to a penalty of 2% every thirty days thereafter until such time as its meets its registration requirements. Subsequent to March 31, 2006 the company filed the required registration statement and also amended the terms of the notes subject to registration rights (Note12).

Details of the Company’s convertible notes are as follows:

2006

Issued	$1,714,667
Conversion component	(348,532)
Debt discount	198,934

Balance, March 31, 2006	$1,565,069

8.	Share Capital

	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value – None issued

	(b)	Issued:

Common shares

	Number of Shares	Amount

Balance, March 31, 2005 and 2004	6,435,374	$2,999,420
Consolidates 1 new for 3 old during the period	(4,290,249)	—
Debt settlement	1,605,000	234,609
Shares issued for finders’ fees (Note 7)	425,735	285,242
Purchase of product license (Note 7)	11,611,975	580,599

	15,787,835	$4,099,870

On April 14, 2005, the Company consolidated its common shares three for one and issued 1,605,000 post-consolidated common shares, for the settlement of $234,609 of debt. The Company also entered into a license acquisition agreement (Note 5) and a private placement of convertible notes (Note 7), whereby certain common shares have been issued or may be issued. As at March 31, 2006, 8,388,025 common shares remained to be issued pursuant to the license agreement and are reflected in obligation to issue shares. Pursuant to the issuance of convertible notes the Company also issued to finders 425,735 common shares.

(c)	Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), a total of 10% of the Company’s issued common shares are reserved for the granting of stock options. The Plan

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

8.	Share Capital (Continued)

	(c)	Stock options (continued)

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

Details of the status of the Company’s stock options as at March 31, 2006 and changes during the year then ended are as follows:

	Number of Options	Weighted Average Exercise Price

Options, March 31, 2005 Granted	1,425,000	$0.67

Options outstanding, March 31 2006	1,425,000	$0.67
Exercisable, March 31, 2006	750,000	$0.59

The Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options. During the year ended March 31, 2006, 1,425,000 (2005 - Nil) options were granted, which resulted in a charge to operations totaling $533,664 (2005 - Nil).

The fair value of each option granted is calculated using the following weighted average assumptions:

2006

Expected life (years)	1-5
Interest rate	4.19%
Volatility	105.49%
Dividend yield	00.00%

As at March 31, 2006 the following share purchase options were outstanding:

Expiry Date	Exercise Price	Number of Shares

October 11, 2006	$0.59	200,000
October 17, 2007	$0.53	100,000
November 10, 2009	$0.71	750,000
February 21, 2011	$0.57	300,000
March 1, 2010	$1.14	75,000

		1,425,000

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

8.	Share Capital (Continued)

	(c)	Stock options (continued)

As at March 31, 2004 the Company had outstanding stock options whereby 612,500 shares could be acquired as to 512,500 shares at $0.44 until September 10, 2004 and 100,000 shares at $2.00 until March 27, 2005. All of these options expired unexercised and no options remained outstanding as at March 31, 2005.

During the year ended March 31, 2006 the Company amended the Plan and instituted a new stock option plan (the “US Plan”). The US Plan is applicable to residents of the United States and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equals 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares. The amended terms of the Plan call for the total aggregate number of options that can be granted under both the Plan and the US Plan be no more than 10% of the issued number of common shares.

Included in the number of options outstanding as at March 31, 2006 are 75,000 options at $1.14 that vest evenly over five months, 200,000 options at $0.71 that vest in one month, 100,000 options at $0.71 that vest in seven months and 300,000 options at $0.71 that vest in 3 months. These options expire four years after they vest. All other options are fully vested.

	(d)	Warrants

In conjunction with the convertible notes the Company issued various warrants to acquire common shares, see Note 3 and Note 12. A summary of the status of share purchase warrants as of March 31, 2006 and changes during the years ended on those dates is presented below:

	Number of Shares	Weighted Average Exercise Price

Warrants outstanding and exercisable, March 31, 2005	—	—
Granted	4,087,021	$0.83
Expired	—	—

Warrants outstanding and exercisable, March 31, 2006	4,087,021	$0.83

The Company applies the fair value method using the Black-Scholes option-pricing model in accounting for warrants. During the year ended March 31, 2006, 4,087,021 (2005 - Nil) warrants were granted, which resulted $1,129,403 (2005 - Nil) which is included in financing expense.

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

8.	Share Capital (Continued)

	(d)	Warrants (continued)

As at March 31, 2006 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants (Note 7)

July 25, 2008 Class A	$0.61	1,439,992
July 25, 2008 Class B	$1.21	1,439,992
July 25, 2008 Finders A	$0.67	216,000
July 25, 2008 Finders B	$0.91	360,000
August 5, 2008 Class A	$0.60	262,932
August 5, 2008 Class B	$0.90	262,932
August 5, 2008 Finders A	$0.60	39,440
August 5, 2008 Finders B	$0.60	65,733

Total		4,087,021

(e)	Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options and warrants. Contributed surplus is decreased when those stock options are exercised:

	2006	2005
Contributed surplus, beginning of year	$—	$—
Financing expense – warrants (Note 8(d))	1,129,403	—
Stock option expense for year	553,664	—

Contributed surplus, end of year	$1,663,067	$—

9.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) During the year ended March 31, 2006 $153,349 of accounts payable due to directors or companies controlled by directors was settled by way of the issuance of 1,106,486 common shares.

(b) During the year ended March 31, 2006 and 2005, the Company paid or accrued fees to officers and directors and companies controlled by directors for the following services:

	2006	2005

Management fees	$4,000	$6,000
Rent	$1,750	$6,000
Product development	$161,530	$—
Consulting fees	$2,080	$—
Professional fees	$19,500	$—

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

9.	Related Party Transactions (Continued)

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	Commitment

On June 28, 2005 Valcent Product, Inc. leased development space in El Paso, Texas under a three-year lease at a cost of $3,170 USD per month. As at March 31, 2006 there remains twenty-six months on the lease.

11.	Income taxes

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2006	2005

Net operating losses	$1,517,306	$798,392
Net capital losses	$244,937	$255,705
Valuation allowance	$(1,762,243)	$(1,054,097)

Future tax assets (liability)	$—	$—

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance will be reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada and the United States totaling $1,517,306 (2005 $2,241,000), which expire in various amounts from 2007 to 2013. This amount can be used to reduce taxable income of future years. Additionally, the Company has capital losses of $1,435,740, which are available to reduce capital gains in future periods.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005

	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$886,962	$16,276
Convertible note issuance costs	194,561	0
Deductible convertible note issuance costs	(38,912)	0
Penalties accrued	(42,043)	0
Stock option compensation	(182,086)	0
Financing expense	(453,299)	0
Unrecognized tax losses	(365,183)	(16,276)

	$0	$0

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

12.	Subsequent Events

	a)	The Company issued 786,700 shares pursuant to the license agreement.

b)

On April 6, 2006 we consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, $551,666 USD in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of $0.50 USD, and (ii) up to an additional 735,544 shares of our common stock at a price per share of $1.00 USD. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 USD. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 USD per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. In conjunction with these private offering transactions we also paid a finders’ fees of (i) $55,166 USD in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of $0.50 USD and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of $0.75 USD.

In conjunction with the private placement we reached a verbal agreement with the syndicated group of institutional and other investors, wherein we agreed to convert the accruing penalties associated with the July 25, 2005 through August 5, 2005 transactions, an aggregate of $82,200 USD, into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each $0.75 USD of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of $0.75 USD.

As part of the April 6, 2006 agreement and the verbal agreement we also granted certain additional registration rights whereby the Company has agreed to pay a penalty of 2% of the outstanding amount for every thirty days after the April 20, 2006 registration date plus a reduction in the warrant price of certain of the warrants of $0.10 USD per week for the duration of such delay. The Company filed the required registration statement on April 27, 2006 and accordingly has incurred penalties of $41,222 USD and as noted above, the warrant prices have been reduced from $0.50 USD and $1.00 USD to $0.40 USD and $0.90 USD, respectively.

The Company also completed a private placement of units whereby it issued a total of 1,104,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at $0.80 USD. Of the warrants issued 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 USD plus 66,666 warrants to purchase that number of common shares at $0.80 USD until May 15, 2008 and 21,666 warrants to purchase that number of common shares at $0.80 USD until June 7, 2008.

	c)	We entered into a manufacturing agreement with Solid Integrations, LLC, for the manufacture and assembly of our Nova Skin Care System. Under this agreement we will provide and make

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

12.	Subsequent Events (continued)

available to Solid Integrations, LLC, and its subcontractor(s), the raw materials, machinery, equipment, tooling and molds necessary for Solid Integrations, LLC, and its subcontractor(s), to manufacture and assemble the Nova Skin Care System at a manufacturing facility located in Mexico.

13.	Differences between Canadian and United States Generally Accepted Accounting Principles

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which in the case of the Company, conforms in all material respects with US GAAP, except as set forth below.

(a) Recent US accounting pronouncements

(i)

FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(ii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iii)

In 2004, FASB issued a revision of FASB Statement No. 123(R), Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

Valcent Products Inc. Notes to the Consolidated Financial Statements (Expressed in Canadian Dollars) March 31, 2006

13. Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

Impact of Recent United States Accounting Pronouncements

Management is of the opinion that recently issued accounting pronouncements in the United States will have no material effect on the Company’s consolidated financial position and results of operations.

(b)	Reconciliation of total assets, liabilities and shareholders’ equity March 31:

2006

Total assets for Canadian GAAP	$1,392,801
Adjustments to US GAAP	—

Total assets for US GAAP	$1,392,801

Total liabilities for Canadian GAAP	$1,833,900
Adjustments to US GAAP
Differences in treatment of convertible notes	149,598

Total liabilities for US GAAP	$1,983,498

Total shareholders’ equity (deficit) for Canadian GAAP	$(441,099)
Adjustments to US GAAP
Differences in treatment of convertible notes	(149,598)

Total equity (deficit) for US GAAP	$(590,697)

Total liabilities, capital stock and shareholders’ deficit for US GAAP	$1,392,801

(c)	Reconciliation of net losses reported in accordance with Canadian GAAP and US GAAP for the year ended March 31:

2006

Net loss per Canadian GAAP	$3,734,599
Adjustments decreasing (increasing) net loss
Differences in treatment of convertible notes	(34,875)

Net loss per US GAAP	$3,699,724

Net loss per common share Canadian GAAP - Basic	$(0.354)

Net loss per common share for US GAAP	$(0.354)

Weighted average number of common shares outstanding (Canadian and US GAAP)	10,548,042

For US GAAP purposes, the Company accounted for its convertible notes with detachable warrants by allocating the proceeds, based upon relative fair values to the notes and the warrants. The warrants portion is then treated as an equity component and the resulting discount on the notes is amortized over the vesting period of the warrant. Then, the convertible notes with the non-detachable ‘in-the-money’ conversion feature is recognized and measured separately by allocating, to the additional paid-in capital (APIC), a portion of the proceeds equal to the intrinsic value of the conversion feature. The convertible

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2006

13. Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

notes are recorded at par and a discount is recognized. The discount on the convertible instrument (equal to the amount allocated to APIC) is accreted as an expense for debt issuances.

For Canadian GAAP purposes, the company accounted for the convertible notes as two separate instruments, the debt is accounted for by assigning to the debt instrument the residual amount after deducting from the instrument as a whole the amount separately determined for the equity component.

The company determined the equity component using the black-scholes pricing model and the resulting discount is amortized over the term of the debt. The warrants are then accounted for in accordance with stock-based compensation accounting.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

ITEM 19. EXHIBITS.

No.	Description of Exhibit

3(i)(1)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

3(i)(2)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, incorporated by reference to Exhibit 1(a)(ii) on Form 20-F filed October 13, 2005.

3(i)(3)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

3(i)(4)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, incorporated by reference to Exhibit 1(a)(iv) on Form 20-F filed October 13, 2005.

3(i)(5)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, incorporated by reference to Exhibit 1(a)(v) on Form 20-F filed October 13, 2005.

3(i)(6)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, incorporated by reference to Exhibit 1(a)(vi) on Form 20-F filed October 13, 2005.

3(i)(7)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, incorporated by reference to Exhibit 1(a)(vii) on Form 20-F filed October 13, 2005.

3(ii)	By-laws of Valcent Products Inc., dated March 26, 1996, incorporated by reference to Exhibit 1(b) on Form 20-F filed October 13, 2005.

4.1

Form of United States convertible note purchase agreement, including warrant agreements between Valcent Products Inc., and United States note holders, dated July 31, 2005, incorporated by reference to Exhibit 2(b)(i) on Form 20-F filed October 13, 2005.

4.2

Form of Canadian convertible note purchase agreement, including Warrant Agreements between Valcent Products Inc., and Canadian note holders, dated July 31, 2005, incorporated by reference to Exhibit 2(b)(ii) on Form 20-F filed October 13, 2005.

4.3	Form of finders’ warrants between Valcent Products Inc., and Viscount Investment Ltd., dated July 31, 2005, incorporated by reference to Exhibit 2(b)(iii) on Form 20-F filed October 13, 2005.

10.1	Master license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(i) on Form 20-F filed October 13, 2005.

10.2	Product development agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(ii) on Form 20-F filed October 13, 2005.

10.3	Invention license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iii) on Form 20-F filed October 13, 2005.

10.4	Consulting agreement between Valcent Products Inc. and Malcolm Glen Kertz, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iv) on Form 20-F filed October 13, 2005.

10.5	Consulting agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(v) on Form 20-F filed October 13, 2005.

10.6	Form of subscription agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.6 on Form F-1 filed April 27, 2006.

10.7

Form of convertible note agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.7 on Form F-1 filed April 27, 2006.

10.8

Form of Class A warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.8 on Form F-1 filed April 27, 2006.

10.9

Form of Class B warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.9 on Form F-1 filed April 27, 2006.

10.10

Form of Class A finder’s warrant agreement between Valcent Products Inc., and Viscount Investments Ltd., dated April 6, 2006, incorporated by reference to Exhibit 10.10 on Form F-1 filed April 27, 2006.

10.11

Form of Class B finder’s warrant agreement between Valcent Products Inc., and Viscount Investments Ltd., dated April 6, 2006, incorporated by reference to Exhibit 10.11 on Form F-1 filed April 27, 2006.

10.12

Form of liquidated damages convertible note agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.12 on Form F-1/A filed June 30, 2006..

10.13

Form of liquidated damages warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.13 on Form F-1/A filed June 30, 2006.

10.14	Creative and production services agreement between Valcent Products Inc., and Hawthorne Direct, dated June 14, 2006, incorporated by reference to Exhibit 10.14 on Form F-1/A filed June 30, 2006.

10.15	Media services agreement between Valcent Products Inc., and Hawthorne Direct, dated June 14, 2006, incorporated by reference to Exhibit 10.15 on Form F-1/A filed June 30, 2006.

10.16	Manufacturing agreement between Valcent Manufacturing Ltd. and Solid Integrations LLC dated September 22, 2006, incorporated by reference to Exhibit 10.16 on Form F-1/A filed October 2, 2006.

12(a)(iii)	Certification pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12(a)(iiii)	Certification pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13(a)(iii)	Certification pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13(a)(iiii)	Certification pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

21.1	Subsidiaries of Valcent Products Inc., as of April 24, 2006, incorporated by reference to Exhibit 21.1 on Form F-1 filed April 27, 2006.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: September 29, 2006	By:	/s/ M. Glen Kertz

M. Glen Kertz
Chief Executive Officer and Acting President