Form 20-F
VALCENT PRODUCTS INC.
filed 2007-10-01
CIK 1122081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007.

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

Suite 1010 - 789 West Pender Street, Vancouver
British Columbia V6C 1H2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	None
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

i

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at March 31, 2007 – 30,666,068.

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

 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

 ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements and related notes for the preceding five years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. Effective March 24, 2004, we disposed of our interest in Nettron Media Group, formerly our wholly-owned subsidiary. The comparative financial results of Nettron Media Group for the year ended March 31, 2004 have been segregated and presented as discontinued operations on the Statements of Operations and Deficit and Cash Flows in our audited financial statements. For comparative purposes this selected financial data for the years ended March 31, 2003, 2004, 2005, 2006, and 2007 is also presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, which, as set forth in Notes 1 and 16, conform in all material respects with those of the United States and with the requirements of the Securities and Exchange Commission.

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Valcent Products Inc. Selected Financial Data (Expressed in Canadian Dollars)	March 31, 2007 12 Months	March 31, 2006 12 Months	March 31, 2005 12 Months	March 31, 2004 12 Months	March 31, 2003 12 Months

Net Operating Revenues per Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss (Income) from operations	$10,855,269	$3,710,644	$45,694	$25,885	$(81,637)

Loss (Income) from operations U.S. GAAP	$10,855,269	$3,699,724	$45,694	$25,885	$(81,637)

Loss (Income) from continued operations per Canadian GAAP	$10,939,571	$3,734,599	$45,694	$25,885	$(82,433)

Loss (Income) from discontinued operations per Canadian GAAP	$0.00	$0.00	$0.00	$(2,238)	$0.00

Net (Income) loss per Canadian GAAP	$10,939,571	$3,734,599	$45,694	$23,647	$(82,433)

Loss (Income) from continued operations per U.S. GAAP	$10,855,269	$3,699,724	$45,694	$25,885	$(82,433)

Loss (Income) from discontinued operations per U.S. GAAP	$0.00	$0.00	$0.00	$(2,238)	$0.00

Net (Income) loss per U.S. GAAP	$10,939,571	$3,699,724	$45,694	$23,647	$(82,433)

Loss (Income) per share from continued operations - basic, Canadian GAAP	$0.57	$0.354	$0.007	$0.01	$(0.01)

Loss per share from discontinued operations, Canadian GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss (Income) per share after

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

discontinued operations, Canadian GAAP	$0.57	$0.354	$0.007	$0.01	$(0.01)

Loss (Income) per share from continued operations, U.S. GAAP	$0.57	$0.351	$0.007	$0.01	$(0.01)

Loss (Income) per share from discontinued operations, U.S. GAAP	$0.00	$0.00	$0.00	$0.01	$0.00

Loss (Income) per share after discontinued operations, U.S. GAAP	$0.00	$0.351	$0.007	$0.01	$(0.01)

Share capital per Canadian GAAP	$7,836,903	$4,099,870	$2,999,420	$2,999,420	$2,999,420

Share capital per U.S. GAAP	$7,836,903	$4,391,371	$2,999,420	$2,999,420	$3,383,540

Common shares issued	30,666,068	15,787,835	6,435,374	6,435,374	6,435,374

Weighted average shares outstanding per Canadian GAAP	19,261,192	10,548,042	6,435,374	6,435,374	6,435,374

Weighted average shares outstanding per U.S. GAAP	19,261,192	10,548,042	6,435,374	6,435,374	6,435,374

Total Assets per Canadian GAAP	$4,071,414	$1,392,801	$936	$2,059	$18,866

Total Assets per U.S. GAAP	$4,071,414	$1,392,801	$936	$2,059	$18,866

Net assets (liabilities) per Canadian GAAP	$(2,654,114)	$(441,099)	$(237,950)	$192,256	$(168,609)

Net assets (liabilities) per U.S. GAAP	$(2,654,114)	$(590,697)	$(237,950)	$192,256	$(168,609)

Convertible debentures (current and long term portions) per U.S. GAAP)	$5,301,129	$1,565,069	$0.00	$0.00	$0.00

Cash Dividends Declared per common shares, Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Exchange Rates (CND to USD) Period Average	$0.8783	$0.8385	$0.7842	$0.7403	$0.6458

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Exchange Rates (CND to USD) for six most recent months	Period High	Period Low

March 2007	$0.8694	$0.8455
April 2007	$0.8984	$0.8621
May 2007	$0.9355	$0.8928
June 2007	$0.9557	$0.9294
July 2007	$0.9669	$0.9344
August 2007	$0.9556	$0.9199

Exchange Rate (CND to USD) September 22, 2007	$0.9996

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

ITEM 3. KEY INFORMATION - continued

GENERAL BUSINESS RISKS - continued

Our accumulated deficit makes it more difficult to borrow funds.

As of the year ended March 31, 2007, and as a result of historical operating losses from prior operations we had a deficit of $3,237,370 and a deficit of $14,674,170 from losses accumulated during our development stage, our total accumulated deficit was $17,911,540. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”.

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

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH OUR BUSINESSES AND INDUSTRIES - continued

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

Medical devices may be marketed only for those indications for which they are approved or cleared. Should we be required to seek clearance or future market approval, the Food and Drug Administration may not approve or provide clear indications that are necessary or desirable for successful commercialization of our Nova Skin Care System. The Food and Drug Administration may refuse requests for 510(k) clearance or pre-market approval altogether, or, if granted, clearances may be revoked if safety or effectiveness problems were to arise. If this were to occur, our business, financial condition and results of operations will be negatively affected. See “Business—Regulation”.

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH OUR BUSINESSES AND INDUSTRIES - continued

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

Within some of the businesses and industries in which we intend to operate—consumer retail products—revenues are largely generated by consumer preferences and discretionary spending. Our success as a potential manufacturer and retailer of consumer products will depend, in part, on the popularity of each of our potential product lines. Any shift in consumer sentiment away from our potential products or product lines could have a negative affect on our ability to achieve future profitability. Our success also depends on a number of factors affecting levels of consumer discretionary income and spending, including, the following, among other, social and economic conditions:

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

We may be subject to complaints from or litigation by consumers, whether or not meritorious, relating to quality, health or operational aspects of our potential product lines. Such claims could arise at any time and, should they arise, we may not be successful in defending them. Any litigation, regardless of the outcome, would entail significant costs and use of management time, which could impair our ability to generate revenue and profit. For these reasons or, should we be found liable with regard to a claim arising out of any of our potential product lines, our business, financial condition, and results of operations would be negatively affected.  Although we have product liability insurance that should cover us in the event of product liability claims, insurance coverage limitations or situations may develop that preclude insurance from covering claims costs incurred.  The Company's current policy is limited to US $5 million per occurrence to an aggregate of US $6 million per policy year.

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH OUR BUSINESSES AND INDUSTRIES - continued

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

There is no certainty that our key projects will be operationally successful or profitable.

We are highly dependent upon the success of our algae to biodiesel joint venture project and the risk associated with the replication of laboratory results in the large scale demonstration project is critical to the Company. We believe that the demonstration facility will be ready to replicate laboratory results in late 2007 or early 2008. If the expected results can not be replicated on a commercial scale, the expected revenue from this venture will not be realized and the investment in the pilot project is unlikely to be recovered. This would have a very material adverse effect on the Company’s financial results.

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK

We have incurred and continue to face serious financial penalties for our continuing failure to meet our registration obligations under the terms of a recent series of related private offering transactions.

We have various obligations to file and obtain the effectiveness of certain registration statements which include certain outstanding common stock and common stock underlying outstanding convertible debentures and common stock warrants.  Once effective, the prospectus contained within a registration statement can only be used for a period of time as specified by statute without there being a post-effective amendment filed that has become effective under the Securities Act of 1933.  We have been unable be unable to meet these obligations and consequently, we are accruing penalties under the terms of the transaction documents.  The penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, negatively affect our business, our financial condition and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year.

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

On April 6, 2006, in order to retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of US$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of US$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. In conjunction with these private offering transactions we also paid a finders’ fees of (i) US$55,166 in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50, and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of the July 25, 2005 through August 5, 2005 transactions from US$0.50 and US$1.00 to US$0.40 and US$0.90, respectively. Moreover, until our registration statement on Form F-1 was declared effective on February 28, 2007, we were accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006 in addition to other penalties. As of September 13, 2006, we have accrued $123,094 in penalties related to the registration rights granted and have included in the registration statement declared effective on February 28, 2007, up to 447,614 common shares in satisfaction of this amount, exclusive of those penalties previously converted into convertible penalty notes and warrants. The penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, negatively affect our business, our financial condition and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year.

When our registration statement on Form F-1 was declared effective by the SEC on February 28, 2007, up to 11,483,888 shares of our common stock became eligible for immediate public sale which is likely to have an adverse affect on the market price of our common stock.

When our registration statement was declared effective by the SEC, 1,594,091 shares of our common stock will become eligible for immediate public sale and up to 9,889,797 shares of our common stock underlying convertible notes, including interest and penalties, and warrants, upon their conversion or exercise, will be eligible for immediate public sale. As a percentage of our total outstanding common stock as of the date of the annual report, this represents 37.4%. If a significant number of shares are offered for sale simultaneously, which could occur, it would have a depressive effect on the trading price of our common stock on the public market. Any such depressive effect may encourage short positions and short sales, which could place further downward pressure on the price of our common stock. Moreover, all of the shares sold in the offering are freely transferable thereafter without restriction or further registration under the Securities Act (except for any shares purchased by our “affiliates”, as defined in Rule 144 of the Securities Act), which could place even further downward pressure on the price of our common stock. Furthermore, should a simultaneous sell-off occur, and due to the thinly-traded market for our common stock, shareholders may have difficulty selling shares of our common stock, at or above the price paid, at a fair market value or even at all. See “Principal and Selling Shareholders” and “Plan of Distribution”.

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

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

Under certain circumstances, some of our outstanding common stock purchase warrants may be exercised without our receiving any cash.

We currently have outstanding warrants to purchase up to approximately 11,753,816 shares of our common stock, most of which are exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of that number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants are limited, any such exercise would have a negative affect, indirectly, on the market trading price our common stock. See “Description of Securities”.

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

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

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

As we are a Canadian company with much of our assets and key personnel located outside of the United States, you may have difficulty in acquiring United States jurisdiction or enforcing a United States judgment against us, our key personnel or our assets.

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

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

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

ITEM 4. INFORMATION ON OUR COMPANY

BUSINESS

OUR CORPORATE HISTORY AND DEVELOPMENT

Fundamental Business

On July 29, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the State of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee our projects in Mexico and Arizona related to the manufacturing and assembly of our potential consumer retail products.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

We are, at present, a development stage company focused primarily (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green Solutions, Inc. (“Global Green”), (ii) the development of and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary. From inception, we have generated no revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

ITEM 4. INFORMATION ON OUR COMPANY - continued

OUR CORPORATE HISTORY AND DEVELOPMENT - continued

Organizational Structure

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

Corporate History

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On June 30, 1998, we acquired all of the outstanding capital stock of Good Times Roll Bicycle Rentals Inc., a bicycle rental business incorporated under the Company Act (British Columbia), and of Arizona Outback Adventures LLC, an Arizona limited liability company which operated guided adventure eco-tours. We also changed our name from Ironclad Systems, Inc. to Bikestar Rentals Inc.

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

ITEM 4. INFORMATION ON OUR COMPANY - continued

OUR CORPORATE HISTORY AND DEVELOPMENT - continued

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On July 29, 2005, we completed a licensing agreement with Pagic LLP for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

Current License Agreements

On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow Garden TM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

(iv)
the Pagic Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

1)	20,000,000 shares of our common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)           US$400,000 inclusive of all consulting fees, royalty and other fees; or

ITEM 4. INFORMATION ON OUR COMPANY -continued

OUR CORPORATE HISTORY AND DEVELOPMENT -continued

(ii)           the aggregate of the following:

subject to a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	US$10.00 US per Nova Skin Care System unit sold;

➢	US$2.00 per Dust WolfTM unit sold;

➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and

➢	4.5% of annual net proceeds realized from the High Density Vertical Bio-Reactor technology;

➢	3% of annual net sales of Initial Ancillaries.

6)	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

7)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Global Green Joint Venture and License Arrangements

Beginning on October 2, 2006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology named “Vertigro”, an algae based biodiesel feedstock initiative. Refer to “PLAN OF OPERATIONS, High Density Vertical Bio-Reactor and Global Green Joint Venture”.

PLAN OF OPERATIONS

From inception we have generated no revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus primarily on the continued development, marketing and distribution of each of our lines of potential consumer retail products and the development via joint venture of our high density vertical bioreactor technology named “Vertigro”, an algae based biodiesel feedstock initiative. In connection therewith and for each of our potential product lines:

•           Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our consumer products marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He is also be responsible for working with our advertising agency contracts in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•           Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our manufacturing, production and product fulfillment activities. He will also aid in the design and engineering of overall Vertigro development, including the procurement of certain materials and components necessary for manufacture and assembly of our existing potential products, and build out of our research facility being developed via joint venture.

ITEM 4. INFORMATION ON OUR COMPANY - continued

PLAN OF OPERATIONS - continued

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products and commercial biodiesel feed stock initiative is provided as follows:

High Density Vertical Bio-Reactor and Global Green Joint Venture

We are in the development stages of creating technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of biodiesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio-Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of biodiesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe secondary potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to the availability of financing and delays in the successful or economically viable development of the technology.

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, Valcent and Global Green established a commercial joint venture, named “Vertigro,” in which Global Green agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of our warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment.  On July 9, 2007, the parties to the Global Green Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”) which replaced the GGS Agreement.  Pursuant to the new agreement each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to biofuel, food, and health, pharmaceutical, animal and agricultural feeds.

In conjunction with the GGS Agreement, the Company acquired approximately six acres of land in Anthony, Texas for $275,240. As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the Global Green Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

Nova Skin Care System

Our Nova Skin Care System is presently in the early production and initial sales phase. We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured. We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions to our specifications which are included with our Nova Skin Care System; all of the finished creams and lotions have been shipped to our contracted warehouse and distribution points in El Paso, Texas, and will be exported to Solid Integrations, LLC in Chihuahua, Mexico, for final assembly and packaging. During the year ended March 31, 2007, we have received our initial raw material component shipments, have exported such components to Solid Integrations, LLC with some 14,000+ units of the Nova Skin Care System assembled and packaged for resale, with up to 20,000 total units to be assembled as part of the initial production order in process.

ITEM 4. INFORMATION ON OUR COMPANY - continued

PLAN OF OPERATIONS - continued

During the year ended March 31, 2007, we developed an infomercial to introduce and sell Nova Skin Care System. We continue to test market an infomercial revenue driver which aired in late December 2006 and has been subsequently modified for commercial with increasing media purchases to air throughout the 2007 calendar year. We have engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We have entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova Skin Care infomercial. We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions. We have also entered into an agreement with Accretive Commerce of Huntersville, North Carolina to provide order entry, data processing, customer service, and product fulfillment services.

We anticipate that the revenue derived from our infomercial presence will represent our first revenue from operations. We are also in the beginning stages of developing contacts with and introducing our Nova Skin Care System line of products to several cable television shopping networks and retail outlets in the United States. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Nova Skin Care System line of products thereon sometime within the next three to six months. Based on the consumer dictated sales response from such activities, factory production will be modified to meet such any demand, and to regulate our “on-hand” inventory threshold.

Tomorrow GardenTM

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. Glen Kertz, our President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs or pharmaceutical grade plants. Our Tomorrow GardenTM Kit is currently in the early conceptual, design and development phase operating out of our offices located in London, England.

Dust WolfTM

Due to the Company’s focus on it other products and subject to an internal engineering review, the Company has no immediate plans to further the development and marketing of the Dust WolfTM blind cleaning vacuum system at this time.

OUR POTENTIAL MARKETS

The Nova Skin Care System

Based on research conducted by an employee representative of our company, the skincare market is one of the largest and fastest growing market segments in the world today. In 1998, Johnson & Johnson estimated the annual global skincare market at approximately $48 billion dollars. Between 1996 and 2001, the facial skincare market segment itself saw a 41.1% growth rate extending across all demographic boundaries. In 2002, the United States became the single largest facial skincare market in the world by surpassing Japan. The United States and Japan alone account for well over one third of global skincare sales. We believe that our Nova Skin Care System is ideally suited to become a leader among products in the global skincare market.

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

The High Density Vertical Bio-Reactor

Developing new, renewable and more efficient sources of energy is increasingly important today. The objective of our Bio-Mass technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Based on research conducted by an employee representative of the Company, we believe our system will produce higher algae growth rates than conventional systems and sources. We believe our Bio-Reactor technology is suited to be marketable to a range of industries.

ITEM 4. INFORMATION ON OUR COMPANY - continued

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

Presently, we have engaged Sanders\Wingo, a marketing, brand strategy and advertising firm, to develop sales books and marketing materials for use in presentations to possible distributors and retailers for each of our potential consumer retail products, and Packaging Corporation of America, a manufacturer of containerboard and corrugated packaging products, to develop packaging materials for use in shipping our potential products to consumers. We have also secured toll-free phone numbers for use in sales and customer service, obtained a U.P.C. company prefix from GS-1, allowing us to assign and print U.P.C. numbers for each of our potential products, and have established a merchant account with our financial institution so that we may accept and process customer credit card transactions.

Going forward, we intend to adhere to comprehensive sales and marketing plans tailored to each of our potential product lines and to use a number of venues to create product awareness and knowledge, including:

Direct-Response / Online Marketing

According to the Direct Marketing Association’s DMA Statistical Fact Book 2005 , the United States electronic direct-response industry, including direct orders, lead generation and traffic generation for television, radio and internet, reached approximately US$323 billion in 2005, of this direct-response television accounted for approximately US$182 billion and the internet approximately US$70 billion. According to the Electronic Retailing Association, more than one-quarter of Americans have reportedly purchased products advertised via infomercials.

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

                         Nova Skin Care System

Presently, we have produced and tested a thirty minute infomercial featuring our Nova Skin Care System with Hawthorne Direct, Inc., which premiered in late December, 2006. We have been conducting infomercial testing and sales programs since the infomercial introduction.  We are also in the beginning stages of developing contacts with and introducing our Nova Skin Care System to several cable television shopping networks in the United States. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Nova Skin Care System in the near term. Finally, we have engaged Stanton Street Technology Group, a web development and design company, to launch a website dedicated exclusively to the promotion and sale our Nova Skin Care System.

ITEM 4. INFORMATION ON OUR COMPANY - continued

PLAN OF OPERATIONS - continued

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

We intend to approach, develop contacts with and introduce our Nova Skin Care System to retail buyers of several high-end department stores chains. We are developing our Tomorrow Garden™, though presently still in a early conceptual, design and development phase, to a potential customer in London, England, and once a final fully-functioning production-level unit is ready, we intend to approach, develop contacts with and introduce our Tomorrow Garden™ to several large consumer retail chains featuring garden centers.

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

MANUFACTURING, FULFILLMENT AND SUPPLIERS

We are presently a development stage company with our Nova Skin Care System in production phases, and pre-production initial prototypes of our Tomorrow Garden™ in the early conceptual, design and development phase. Once finalized each of our potential product lines will be manufactured, assembled and packaged by Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, from where they will be shipped to our product development, warehouse and distribution center in El Paso, Texas.

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

ITEM 4. INFORMATION ON OUR COMPANY - continued

REGULATIONS - continued

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

Medical devices may be marketed only for the indications for which they are approved or cleared. The Food and Drug Administration may refuse requests for 510(k) clearance or pre-market approval or, if granted, clearances may be revoked if safety or effectiveness problems arise. While we are currently in production and conducting sales, we do not believe that our Nova Skin Care System is a medical device, it may nevertheless be classified at a later date.

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

ITEM 4. INFORMATION ON OUR COMPANY - continued

COMPETITION - continued

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

ITEM 4. INFORMATION ON OUR COMPANY - continued

COMPETITION - continued

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

The High Density Vertical Bio-Reactor

In relation to our Bio-Reactor technology, we will face competition from other companies engaged in bio-fuel research and development. Currently we anticipate competing with companies such as Green Fuel Technologies Corporation of Cambridge, MA which we believe is developing similar technology.

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

Patents Pending

On July 29, 2005 we entered into a master license agreement with MK Enterprises LLC (subsequently named “Pagic LP” and hereinafter so named) for certain patent pending potential products and the expertise which will form the basis of the patent pending potential products, from which we intend to derive our revenue. In accordance with the terms of the agreement, and in exchange for the exclusive worldwide license to manufacture, market and sell the covered products, we agreed to (i) issue 20,000,000 shares of our common stock to Pagic LP, (ii) pay a one-time US$125,000 license fee to Pagic LP, (iii) reimburse Pagic LP for US$125,000 in product development costs incurred since March 17, 2005, and (iv) make certain ongoing royalty and consulting fee payments to Pagic LP.

While the pending patent applications covering the technology and expertise licensed under the Pagic Master License may not be granted at all, in the event that patents are issued to, the title, rights and interests associated with any such patents shall remain the exclusive property of Pagic’s consultant, and our Chief Executive Officer, acting President, Chairman and a member of our board of directors, Malcolm Glen Kertz.

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. With respect to our Nova Skin Care System our patent application has been published, all of our other remaining patent applications are in the preliminary stages of the application process and remain pending.

ITEM 4. INFORMATION ON OUR COMPANY - continued

INTELLECTUAL PROPERTY - continued

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

As of the date of this annual report, we have executed a confidentiality and non-disclosure agreement with Pagic LP and are in the process of drafting confidentiality and/or non-disclosure agreements for our other key employees, consultants and advisors.

SEASONALITY

We may experience slight seasonal fluctuations in the sale of our potential consumer retail products if consumers elect to defer discretionary spending. However, we believe that the overall effects of any seasonal variations in sales activity will be insignificant.

PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located at Suite 1010 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 (Canada). Our telephone number is (604) 606-7979.

Through Valcent Manufacturing, Ltd., we maintain additional leased office, product development, warehouse and distribution center space in El Paso, Texas for warehousing, distribution and certain potential product development activity, including early stage conceptual, design and development work, as well as development reviews and final approval of each of our potential products. We lease this 6,000 square foot premises under a three year lease agreement with Sunland Business Center Partners, L.P. Our monthly rent is $3,543 (US$3,170) for a term of three years and, as of March 31, 2007, there were fourteen (14) months remaining under the lease.

Through Valcent Products EU Limited in England, we lease additional office space located in Suite C, 5-7 Southgate Street, Launceston, Cornwall, PL15 9DP, England.  We lease this 1,000 square foot premises under a one year lease agreement with Robert Wynter & Partners Limited, Abinger House, Surrey Hills Business House, Wotton, Dorking, Surrey RG5 6QT. Our monthly rent is £390 for a term of one year and, as of March 31, 2007, there were 12 (twelve) months remaining under the lease.

In conjunction with the Global Green Agreement, the Company acquired approximately six acres of land in Anthony, Texas for $275,240.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2007 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in accordance with Notes 2 and 15 to our March 31, 2007 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2007	2006	2005	2004
Net Operating Revenues	$0	0	0	0
Loss from operations	$10,939,571	3,734,599	45,694	24,932
Loss from prior operations	$0	0	45,694	25,885
Loss from development stage	$10,939,571	3,710,644	0	0
Net loss per Canadian GAAP	$10,939,571	3,734,599	45,694	23,647
Loss per share	$0.57	0.35	0.01	0.01

Share capital	$7,836,903	4,099,870	2,999,420	2,999,420
Common shares issued	30,666,068	15,787,835	6,435,374	6,435,374
Weighted average shares outstanding	19,261,192	10,548,042	6,435,374	6,435,374
Total Assets	$4,071,414	1,392,801	936	2,059
Total Liabilities	$(6,725,528)	(1,833,900)	(238,886)	(194,315)

Cash Dividends Declared per Common Shares	$0	0	0	0

Exchange Rates (CDN $ to US $) yearly average	$0.8783	0.8385	0.7842	0.7403

COMPARED WITH YEAR ENDED MARCH 31, 2006

Operating Results

For the year ended March 31, 2007, we focused (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green, (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) on a series of related private offering transactions with institutional and other investors, pursuant to which we raised $4,817,114 through the issuance of convertible debentures and $1,028,266 from the issuance of common shares.

For the year ended March 31, 2006, we focused on completing (i) a series of related definitive agreements with Pagic, under which we acquired the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products, (ii) on the development and anticipated marketing of the potential consumer retail products acquired in the Pagic Agreements, and (ii) on a series of related private offering transactions with and among a syndicated group of institutional and other investors, pursuant to which we raised US$1,277,200.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OPERATING LEGACY AND ACCUMULATED LOSSES - continued

We incurred losses of $10,939,571 for the year ended March 31, 2007, as compared to $3,734,599 for the year ended March 31, 2006.

Revenues

For the years ended March 31, 2007 and March 31, 2006, we had no revenues.

Operating Expenses

Product development expenses increased by $872,989 to $1,562,421 for the year ended March 31, 2007 as compared with the year ended March 31, 2006.  The increase is due to salaries paid to employees and consultants and other costs incurred in connection with engineering issues related to our potential consumer retail products acquired in the Pagic Agreements. Product development expenses were $689,432 (2005 - $0) during the year ended March 2006.  We had no substantive operations during the year ended 2005.

The Company incurred $4,246,203 in non-cash financing expense in the twelve month period ended March 31, 2007, representing a $2,917,866 increase from the $1,328,337 that had been incurred during the year ended March 31, 2006 due to the increase in funding activity during the 2007 fiscal year.

Advertising and media development was $1,092,917 during the year ended March 31, 2007 (2006 $0) in connection with the development of marketing systems that include infomercial media in connection with the sales launch of our Nova Skin Care System.

As a result of the issuance of options to an increasing base of directors, officers, employees and consultants the Company incurred stock option compensation expenses of $1,127,141 during the year ended March 31, 2007 (2006 - $533,664).

Professional fees increased by $536,625 to $712,458 for the year ended March 31, 2007 from $175,833 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with the increasing scale an scope of business activity relating to Canadian regulatory and SEC reporting obligations, accounting, auditing, and executive search services.

Travel expenses increased by $86,898 to $156,498 (2006 - $69,600) for the year ended March 31, 2007 as a result of increased activity in the Company’s operations, product development, as well as contract manufacturing located in Mexico, increase marketing media development.

Rent expenses increased $8,922 to $65,693 for the year ended March 31, 2007 from $56,771 for the year ended March 31, 2006. The increase is due to costs incurred relates to increasing product development expenditure affecting our warehouse and distribution center space in El Paso, Texas.

Office and miscellaneous expenses increased $243,571 to $281,696 for the year ended March 31, 2007 from $38,125 for the year ended March 31, 2006. The increase is due to costs incurred in relation to the increasing scale and scope of our administrative operations relating to our El Paso, Texas office.

Filing and transfer agent expenses increased approximately $12,633 to $38,883 for the year ended March 31, 2007, from $26,250 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with increasing scale and scope of business activity.

Investor relations fees increased $268,797 to $287,834 (2006 - $19,037) for the year ended March 31, 2007 as a result of the Company employing an increasing number of consultants in advisory investor relations activities.

Interest expense increased $393,322 to $587,309 (2006 - $193,987) for the year ended March 31, 2007 as a result of an increasing number of debt instruments issued in the fiscal year.  Interest on long term debt increased to $8,500 (2006 - $0) due to the issuance of long term debt in connection with lands acquired for research relating to the Company’s development of its algae based biodiesel feedstock initiative and Tomorrow Garden consumer product development.

Insurance expense increased to $149,855 for the year ended March 31, 2007, from $0 for the year ended March 31, 2006. The increase is primarily attributable to costs associated with increasing scale and scope of business operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OPERATING LEGACY AND ACCUMULATED LOSSES - continued

As a result of increasing operating capacity at our El Paso, Texas operation, the Company purchased $310,448 (2006 - $72,709) in fixed assets during the year ended March 31, 2007 and incurred a depreciation and amortization charge of $25,288 (2006 - $9,382).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange loss of $110,006 (2006 - $23,955 loss) during the year ended March 31, 2007.

Net Loss

Our reported loss increased by $7,204,972 to $10,939,571 ($0.57 basic loss per share) for the year ended March 31, 2007 as compared to $3,734,599 ($0.35 basic loss per share) for the same period ending March 31, 2006. The increase is largely a result of the increase in expenses associated with product development and marketing initiatives, Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities, meeting our reporting obligations, corporate governance and other compliance matters, and related professional service fees.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2007 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $10,939,571 to $14,674,170 for the year ended March 31, 2007 from $3,734,599 for the year ended March 31, 2006. This loss is largely due to the increase in expenses associated with product development and marketing initiatives, and Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses associated with increasing financing activities. Our working capital deficit increased $2,419,839 to $4,230,340 for the year ended March 31, 2007 from $1,810,501 for the year ended March 31, 2006.  We do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations.  As described in Note 1 to our March 31, 2007 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

We raised $4,817,114 in net cash proceeds from the issuance of convertible debentures during the year ended March 31, 2007, as compared to $1,523,328 for the year ended March 31, 2006.

Convertible Note Continuity:

	U.S. $							CND $
			Balance				Balance	Balance
	Issued	Interest /	March 31,	Issued	Interest /	2007	March 31,	March 31,
Date of Issue	Principal	Penalty	2006	Principal	Penalty	Conversions	2007	2007

July/August 2005	$1,277,200	$151,904	$1,429,104	$-	$119,875	$(1,232,022)	$316,957	$365,958
April 2006	-	-	-	551,666	193,087	(235,112)	509,641	588,431
April 2006	-	-	-	82,200	23,332	(24,363)	81,169	93,718
December 2006	-	-	-	1,500,000	39,229	-	1,539,229	1,777,194
January 2007	-	-	-	2,000,000	144,316	-	2,144,316	2,475,828
	$1,277,200	$151,904	$1,429,104	$4,133,866	$519,839	$(1,491,497)	$4,591,312	$5,301,129

To provide working capital for product development, during July and August, 2005, the Company issued one year, unsecured US$1,277,200 8% per annum convertible notes and stock purchase warrants whereby for each US$0.75 in convertible note purchased the holder received one class A warrant which will entitle the holder to purchase an additional common share at US$0.50 until July 25, 2008 and August 5, 2008 and one class B warrant which will entitle the holder to purchase an additional common share at US$1.00 until July 25, 2008 and August 5, 2008.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable (the “Cashless Conversion Feature”). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $1,328,337.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OPERATING LEGACY AND ACCUMULATED LOSSES - continued

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants outstanding, whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008 During the year ended March 31, 2007, convertible notes of US$999,700 and interest totaling US$150,122 were converted to 3,372,471 common shares.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006.

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,555 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 735,555 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a cashless conversion feature.

In conjunction with these private offering transactions, during the year ended March 31, 2007, convertible notes of US$148,670 and interest totaling US$86,422 totals were converted to 538,520 common shares.

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the year ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at a price per share of US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$120,000 as of March 31, 2007.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OPERATING LEGACY AND ACCUMULATED LOSSES - continued

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

For the year ended March 31, 2007, the Company received $1,028,266 from the issuance of common shares relating to private offering transactions with institutional and other investors.  We further raised $115,460 from an interest bearing promissory note (2006 - $0).  Our advances from related parties increased by $860,902 to $930,175 as at March 31, 2007 (2006 - $69,273).

As a result of the Nova Skin Care System our inventories were $1,236,808 as at March 31, 2007 (2006 - $0).  Accounts Receivable of $462,055 as at March 31, 2007 (2006 - $10,626) were primarily due from Global Green, our joint venture partner for the development of our Vertigro joint venture, and were collected subsequent to year end.

We purchased $310,448 (2006 - $72,709) in fixed assets during the year ended March 31, 2007.  During the year ended March 31, 2007, we incurred long term debt in connection with a land purchase.  As at March 31, 2007, we owed an aggregate of $209,114 relating to this debt (2006 - $0).

As at March 31, 2007, we had $314,972 in cash (2006 - $12,773) and we currently have cash of, approximately, $240,000.

SUBSEQUENT EVENTS TO MARCH 31, 2007

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a)	payment of US$15,000 (paid);
b)	US$3,000 in compensation per month payable quarterly (first quarter paid);
c)	a further US$2,000 payable monthly in common shares;
d)	share options to purchase 500,000 shares at US$0.60 exercise price that vest quarterly over a two year period; and
e)	the issuance of 12,500 common shares at a deemed price of US$0.80 per share (issued April 24, 2007).

On August 15, 2007, and pursuant to item c) in the above agreement, the Company issued, 9,677 common shares at a price of US$0.62 per share.

From April 24, 2007 through July 11, 2007, the Company issued 2,218,332 common shares and 1,109,166 common share purchase warrants relating to US$1,331,000 in private placement for US$0.60 units. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

On April 24, 2007, the Company issued 25,000 common shares at US$0.45 per common share pursuant to a January, 2007 contract for public relations services for a term of one year.

On May 31, 2007, the Company issued 111,293 common shares relating to the conversion of convertible debt in a prior period.

On August 10, 2007, the Company issued a convertible term promissory note in the amount of US$650,000 to a third party.  The convertible note is due November 15, 2007 with interest at the rate of 6% with both interest and principal convertible at the option of the lender at the end of term into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  The Company is required to register for trading the securities underlying the conversion features of this convertible note by February 10, 2008.

On August 15, 2007, the Company issued 25,000 common shares at US$0.45 per common share pursuant to a January, 2007 contract for public relations services for a term of one year.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OPERATING LEGACY AND ACCUMULATED LOSSES - continued

On September 27, 2007, the Company issued two year term convertible promissory notes bearing interest at 6% per annum in the amount of US$401,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  The Company is required to register for trading the securities underlying the conversion features of this convertible note within 90 days of closing the private placement.

Fluctuations in Operating Results

Our annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including, among others:

•	The availability of adequate financing;

•	Our ability to develop an organizational infrastructure and effective management systems;

•	The success of our advertising and marketing plans;

•	Market acceptance and general consumer demand for our products;

•	The performance of our products;

•	Our ability to effectively distribute our products;

•	The introduction of products that compete with our own;

•	The adoption of new disclosure and/or corporate governance requirements associated with the maintenance of our status as a publicly reporting issuer;

•	Potential lawsuits involving our products or other matters; and

•	General business and economic conditions;

•	Currency valuation fluctuations

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -continued

CONTRACTUAL OBLIGATIONS

As of March 31, 2007, we had the following known contractual obligations:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 14 months remaining on the lease as at March 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the year ended March 31, 2007, 25,000 shares were issued pursuant to this agreement and an additional 25,000 have been issued subsequently.

At March 31, 2007, the Company’s long-term debt outstanding was as follows:

	2007	2006
Prime plus 0.25% (2007 - 8.50%) bank loan repayable in monthly instalments of US $2,336 including interest, due September 28, 2011, secured by a first charge on land and $117,327 of cash	$209,114	$-
Less: Current portion	13,451	$-

	$195,663	$-

The portion of long-term debt repayable in each of the next five years is approximately as follows:

2008	$13,451
2009	15,838
2010	17,258
2011	18,806
2012	143,761

Convertible Note Continuity:

	U.S. $							CND $
			Balance				Balance	Balance
	Issued	Interest /	March 31,	Issued	Interest /	2007	March 31,	March 31,
Date of Issue	Principal	Penalty	2006	Principal	Penalty	Conversions	2007	2007

July/August 2005	$1,277,200	$151,904	$1,429,104	$-	$119,875	$(1,232,022)	$316,957	$365,958
April 2006	-	-	-	551,666	193,087	(235,112)	509,641	588,431
April 2006	-	-	-	82,200	23,332	(24,363)	81,169	93,718
December 2006	-	-	-	1,500,000	39,229	-	1,539,229	1,777,194
January 2007	-	-	-	2,000,000	144,316	-	2,144,316	2,475,828
	$1,277,200	$151,904	$1,429,104	$4,133,866	$519,839	$(1,491,497)	$4,591,312	$5,301,129

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as September 14, 2007.  There were, and are, no family relationships among the officers, directors or any person chosen by Valcent to become a director or officer. Unless otherwise stated, the address for each of our directors and executive officers is c/o Valcent Products Inc., Suite 1010 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 (Canada).

Name	Age	Position

M. Glen Kertz (1)	54	Chief Executive Officer, acting President, Chairman of the Board and Director

F. George Orr (2)(3)	45	Chief Financial Officer, Secretary and Director,

Robert Wingo	61	Director

Douglas E. Ford	43	Director (resigned September 28, 2007)

Naveen Aggarwal	49	Director

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

         Robert V. Wingo - Director

Mr. Wingo joined Sanders\Wingo in 1983. Mr. Wingo’s leadership has been instrumental for clients like Farah USA, Fuddruckers, Dr. Scholl’s, AT&T, United States Postal Service, Shell Oil and the Greater El Paso Chamber of Commerce. Mr. Wingo has received countless honors, including UTEP’s 2002 Gold Nugget award and the Silver Medal award from the American Advertising Federation. Wingo was appointed by Governor Rick Perry to the Texas Economic Development Corporation. He also sits on the Holocaust Museum Board of El Paso and has been recognized by Black Enterprise in its annual B.E. 100’s list for the past three years.

         Douglas E. Ford — Director (resigned September 28, 2008)

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

        Naveen Aggarwal - Director

Naveen Aggarwal is the Senior Vice President of Sales and Marketing at Active Intelligence Corp., a company which specializes in the systems integration of Oracle Retail’s (Retek) retail solutions portfolio. As Senior Vice President of Sales & Marketing for Active Intelligence, Mr. Aggarwal established the company as the sole delivery partner for Oracle Retail (Retek) training for North America. Mr. Aggarwal has held senior level positions at many leading international companies including Sun Microsystems, Quest Software, Netscape Communications and Northern Telecom. Mr. Aggarwal received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2007.

		Annual Compensation		Long Term Compensation

Name and Principal Position	Year Ended March 31, 2007	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)

M. Glen Kertz President and Director		—	$269,455	—	—

Douglas E. Ford (1) Director		—	1,687	—	—

Naveen Aggarwal (2) Director		—	—	300,000	300,000

F. George Orr (3) CFO and Director		—	33,000	—	—

Robert Wingo (4) Director		—	—	300,000	300,000

Carlton Parfitt (5) Director				100,000

(1)
During the year ended March 31, 2006 and 2005, Dockside Capital Group Inc., a private company of which Douglas E. Ford is a directors and officer, was paid a total of $1,687 consulting fees and expenses. No formal agreements are in place for the provision of these services.

(2)
Under our 2006 Stock Option Plan, Mr. Aggarwal was granted, and which are now fully vested, 300,000 stock options. The exercise price of these options is US$0.55 and such options expire December 11, 2011.

(3)
Mr. F. George Orr was appointed Secretary and a director of the Board, and, in November of 2005, he was appointed Chief Financial Officer of Valcent Products Inc. He performs these duties as an independent consultant.

(4)
Under our 2006 Stock Option Plan, Mr. Wingo was granted, and which are now fully vested, 300,000 stock options. The exercise price of these options is US$0.55 and such options expire December 11, 2011.

(5)	Resigned, effective December 14, 2006. Comprised of 100,000 restricted common shares awarded as compensation for services rendered.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

BOARD PRACTICES

In accordance with Section 106(3) of the Business Corporations Act (Alberta), each of our directors holds office for a term of one year or until their reappointment, unless otherwise removed or resigns, with such term expiring at the succeeding annual shareholders’ meeting. Officers are appointed by, and serve at the discretion of, our board of directors.

We currently have no arrangements in place for the provision of benefits upon the termination of our directors or officers.

Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. As of September 14, 2007, the current members of our audit committee include Douglas E. Ford, Naveen Aggarwal, and F. George Orr, and we presently have, and will continue to have, one member, F. George Orr, who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F). Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management regularly throughout the fiscal year.

We have no formal compensation committee.

EMPLOYEES

As at September 14, 2007, we had 10 salaried full time employees, 6 hourly full time employees, and 1 hourly part time employee. As at September 14, 2007, we have retained 5 consultants. Our key full-time employees and consultants, their geographic locations and primary responsibilities are as follows:

Full-Time Employees

Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He is also be responsible for working with our advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our manufacturing, production and product fulfillment activities. He will also retain responsibilities relating to the design and engineering and overall product development, including the procurement of certain materials and components necessary for manufacture and assembly of our existing potential products.

Consultants

M. Glen Kertz, our Chief Executive Officer acting President, Chairman and a member of our board of directors, is located in El Paso, Texas, and is primarily responsible for the direction and management of all of our research and development activities, as well as oversight of all aspects of our operations and manufacturing, potential product development and sales and marketing.

Solid Integrations LLC, a design and manufacturing firm, located in the city of Ciudad Juarez, Chihuahua, Mexico, has been retained as a general and engineering consultant and manages and will perform all of the manufacturing-related activities for our three lines of potential consumer retail products, as well as to, as needed, design prototypes and production flow processes for current and future potential consumer retail products.

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

As of the date of this annual report, we have executed a non-competition agreement with Pagic LP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

SHARE OWNERSHIP

The following table sets forth, as of September 14, 2007, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2007.

Name	Amount and Nature of Ownership	Percent of Class*

M. Glen Kertz (1)	4,000,000	13.04%

Douglas E. Ford (2)	894,261	2.92%

F. George Orr (3)	2,324,350	7.58%

Naveen Aggarwal (4)	1,000,000	3.26%

Carlton Parfitt (5)	100,000	** %

Robert Wingo (6)	300,000	** %

All officers and directors as a group (6 persons)	8,618,611	28.10%

*	No director or executive officer has different voting rights from any other holder of our common stock. Based on 30,666,068 shares issued and outstanding at March 31, 2007.

**	Beneficially owns less than one percent.

(1)	Consists of 4,000,000 shares of common stock beneficially owned through Pagic LP, previously MK Enterprises LLC. Voting and/or investment power over all of these securities is held by M. Glen Kertz.

(2)
Consists of 32,993 shares of common stock directly owned, 561,268 shares of common stock beneficially owned through Dockside Capital Group Inc. Voting and/or investment power over all of these securities is held by Douglas E. Ford and Edward D. Ford in equal portions, and 300,000 fully vested stock options with exercise price of US$0.50 and an expiration date of 2/21/2011 under our 2006 Stock Option Plan.

(3)	Consists of 1,546,145 unregistered shares of common stock directly owned and 778,205 unregistered shares of common stock beneficially owned through a spouse.

(4)
Consists of Consists of 300,000 fully vested stock options with exercise price of US$0.55 and an expiration date of 12/13/2011 under our 2006 Stock Option Plan directly owned, and 700,000 unregistered shares of common stock beneficially owned through a spouse.

(5)	Resigned, effective December 14, 2006. Comprised of 100,000 restricted common shares awarded as compensation for services rendered.

(6)	Consists of Consists of 300,000 fully vested stock options with exercise price of US$0.55 and an expiration date of 12/13/2011 under our 2006 Stock Option Plan directly owned.

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan. The plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which Options and Bonuses may be granted from time to time under the Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 3,100,000 shares out of the Plan Maximum. The plan is designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the company. Our Stock Option Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. Our Stock Option Plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

SHARE OWNERSHIP - continued

The following table sets forth information regarding stock options that have been granted and are outstanding as of the date of this annual report.

Name	Title of shares	Number of Securities Underlying Options Granted	Exercise Price (USD)	Expiration Date

Douglas E. Ford	Common Stock	300,000 (1)	$0.57	02/21/2011

Eric T. Enciso	Common Stock	150,000 (1)	$0.60	11/10/2009

Jack Potts	Common Stock	350,000 (2)	$0.60	(2)

Edmund Forrest Ely	Common Stock	350,000 (3)	$0.60	(3)

Stacy Anderson	Common Stock	50,000 (1)	$0.80	04/09/2010

Sanders\Wingo Advertising Inc.	Common Stock	75,000 (1)	$1.00	3/1/2010

Jesus Perez	Common Stock	60,000 (1)	$0.60	06/30/2010

David Lucey	Common Stock	100,000 (1)	$0.60	06/30/2010

Gaye Davis	Common Stock	100,000 (1)	$0.60	06/30/2010

David Rose	Common Stock	100,000 (1)	$0.55	12/13/2011

Mike Berry	Common Stock	400,000 (1)	$0.55	12/13/2011

Bob Wingo	Common Stock	300,000 (1)	$0.55	12/13/2011

Naveen Aggarwal	Common Stock	300,000 (1)	$0.55	12/13/2011

Grant Atkins	Common Stock	400,000 (1)	$0.55	12/13/2011

Agnieszka Pinowska	Common Stock	250,000 (4)	$(4)	12/13/2011

Kristyn Rose	Common Stock	50,000 (1)	$0.60	3/21/2012

Tom Murdoch	Common Stock	500,000 (5)	$0.60	3/22/2009
Subtotal		3,835,000

(1)	All options are fully vested.

(2)
Consists of (i) a fully vested option to purchase 50,000 shares of our common stock, expiring November 10, 2009; (ii) an option to purchase 25,000 shares of our common stock vesting January 10, 2007 and expiring November 10, 2009; (iii) an option to purchase 75,000 shares of our common stock vesting May 10, 2007 and expiring November 10, 2009; (iv) an option to purchase 100,000 shares of our common stock vesting upon our attainment of positive cash flow and expiring three years from the date thereof; and (v) an option to purchase 100,000 shares of our common stock fully vested expiring March 21, 2012.

(3)
Consists of (i) a fully vested option to purchase 50,000 shares of our common stock, expiring March 10, 2009; (ii) an option to purchase 25,000 shares of our common stock vesting January 10, 2007 and expiring January 10, 2010; (iii) an option to purchase 75,000 shares of our common stock vesting May 10, 2007 and expiring May 10, 2010; and (iv) an option to purchase 100,000 shares of our common stock vesting upon our attainment of positive cash flow and expiring three years from the date thereof; and (v) an option to purchase 100,000 shares of our common stock fully vested expiring March 21, 2012.

(4)
Consists of (i) fully vested options to purchase 150,000 shares of our common stock, expiring December 13, 2011 at $0.55 per share; and (ii) fully vested options to purchase 100,000 shares of our common stock expiring March 21, 2012.

(5)	Consists of options vesting as to 75,000 share options quarterly beginning April 1, 2007.

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of March 31, 2007, there were 30,666,068 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 14, 2007.

	Shares Beneficially Owned

Major Shareholders	Number	Percent

Pagic LP (1)	4,000,000	12.10%

West Peak Ventures of Canada Ltd. (2)	2,725,002	8.12%

Steve McGuire (8)	2,000,000	6.05%

F. George Orr (3)	2,324,350	7.03%

Pinetree Income Partnership (4) (8)	3,333,331	9.72%

Agosto Corporation Limited (5) (6) (8)	7,039,459	19.37%

Woodburn Holdings Ltd. (7) (6) (8)	4,488,811	12.3%

Total	25,910,953	74.69%

Total Shares outstanding at September 14, 2007	33,067,870	100.0%

(1)
Includes 4,000,000 unregistered shares of common stock issued as of August 11, 2005, pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in partial consideration of a license agreement for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products. Voting and/or investment power over these common shares is held by M. Glen Kertz of Pagic LP.

(2)
Includes 2,225,001 unregistered shares of common stock directly owned, 10,000 warrants to purchase common shares at US$0.50 per share until August 5, 2008, 5,000 warrants to purchase common shares at US$0.50 per share until July 25, 2008, 8,334 warrants to purchase common shares at US$0.75 per share until July 25, 2008, and 16,667 warrants to purchase common shares at US$0.75 per share until August 5, 2008 and a US$115,000 convertible note convertible at $US0.50 per unit into 230,000 common shares and 230,000 warrants to purchase common shares at US$0.70 per share until December 11, 2008. Voting and/or investment power over these common shares is held by Timothy Brock of West Peak Ventures of Canada Ltd.

(3)	Consists of 1,546,145 unregistered shares of common stock directly owned and 778,205 unregistered shares of common stock beneficially owned through a spouse.

(4)
Consists of 2,083,332 unregistered shares of common stock directly owned and 833,333 warrants to purchase common shares at US$0.75 per share until April 24, 2009, and 416,666 warrants to purchase common shares at US$0.80 per share until May 15, 2008.  Voting and/or investment power over these common shares is held jointly by Larry Goldberg, Chief Financial Officer to Pinetree Income Partnership and Sheldon Inwentash, Chairman and Chief Executive Officer to Pinetree Income Partnership.

(5)
Consists of convertible debentures for stated values as follows with conversion figures (if applicable) based on a weighted average price of US$0.55 per share:  (i) US$235,000 6% convertible note convertible at $US0.50 per unit into 470,000 common shares and 470,000 warrants to purchase common shares at US$0.70 per share until December 11, 2008; (ii) US$850,000 8% convertible note convertible at the lesser of US$0.55 per share and 70% of the average five lowest closing bid prices for the ten trading days preceding conversion (assume US$0.55 for purposes herein) resulting in 2,023,809 potential common shares on conversion, and includes 1,333,333 Class A warrants convertible into common shares at US$0.50 per share until December 1, 2009 and 1,333,333 Class B warrants convertible into common shares at US$1.00 per share until December 1, 2009; (iii) $650,000 6% convertible term note convertible into units at the US$0.60 per unit, resulting in 1,083,333 common shares and 541,667 share purchase warrants exercisable at US$0.75 for a 3 year term from the date of conversion.  Voting and/or investment power over these common shares is held by Dr. J. Gordon Murphy, a resident of Barbados.

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

MAJOR SHAREHOLDERS - continued

(6)
This shareholder has contractually agreed with the Company to not convert any portion of this note that would provide this shareholder with an equity interest in the Company of more than 9.99% of the Company’s issued and outstanding capital at any date while this convertible note is outstanding.

(7)
Consists of 1,067,166 unregistered shares of common stock directly, and a convertible debenture with a conversion figure based on a weighted average price of US$0.55 per share:  US$650,000 8% convertible note convertible at the lesser of US$0.55 per share and 70% of the average five lowest closing bid prices for the ten trading days preceding conversion (assume US$0.55 for purposes herein) resulting in 1,688,312 potential common shares on conversion, and includes 866,667 Class A warrants convertible into common shares at US$0.50 per share until December 1, 2009 and 866,667 Class B warrants convertible into common shares at US$1.00 per share until December 1, 2009.  Voting and/or investment power over these common shares is held by Robert Baker of Vancouver, British Columbia.

(8)	Represents a greater than 5% increase over previous year’s issued and outstanding common share percentages.

The Company’s major shareholders have the same voting rights as all of the holders of our common stock. At of September 14, 2007, we had one hundred fourteen (114) shareholders of record holding 33,067,870 shares of common stock. United States shareholders held 9,785,910 shares of our common stock, representing approximately 29.6% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

The following information is provided in connection with all transactions or loans dating back to April 1, 2004 between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (b) associates, (c) individuals owning, directly or indirectly, securities representing an interest in our voting power that gives them significant influence over us, and close members of any such individuals’ families, (d) key management personnel including those persons having authority and responsibility for planning, directing, and controlling our activities, such as directors and senior management and close members of any such individuals’ families, and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

MANAGEMENT FEES

During the three months ended June 30, 2007, the Company paid $18,113 (2006 - $0) to Naveen Aggarwal, a director of the Company for consulting services rendered.

During the three months ended June 30, 2007, the Company incurred approximately $67,802 (2006 - $0) in fees and expenses to Sanders Wingo, a private advertising firm with a director in common. During the year ended March 31, 2007, the Company incurred approximately US$296,635 in fees and expenses to the private advertising firm of Sanders Wingo of which Robert Wingo, our director, is also a director.

During the quarter ended June 30, 2007, the Company paid or accrued $74,652 (2006 $92,718) for product development, research, and consulting services provided by the Company’s President and director to his related company and incurred royalties payable of $4,027 (2006 - $0) pertaining to product sales. During the year ended March 31, 2007, the Company paid or accrued $269,455 (2006 $165,530) for product development, research, and consulting services provided by the Company’s President and director, Glen Kertz or his related company.

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

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

MANAGEMENT FEES - continued

Although we believe that the management fees paid are as fair as those which could have been obtained in an arms length transaction with unaffiliated third parties, the fact that these fees were paid to a company of which are own directors are officers and directors gives rise to the potential that the fees may have been less favorable to us than would otherwise have been the case.

OFFICE LEASE AND RENT

In each of the fiscal years ended March 31, 2004, 2005, and 2006, rent was paid to Dockside Capital Group Inc., a private company of which Edward D. Ford and Douglas E. Ford are directors and officers. No formal agreements are in place for the provision of these services. For the fiscal years ended March 31, 2004 and 2005, the total amount of such rent was $6,000 per year, and for the fiscal year ended March 31, 2006, the amount was $1,750 (2007 - $0). Although we believe that the rent paid has been as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, the fact that this rent was paid to a company of which are own directors are officers and directors gives rise to the potential that the terms may have been less favorable to us than would otherwise have been the case.

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

From Shareholders

As of March 31, 2007, we have obtained aggregate loan advances in an amount totaling approximately $285,275 and $110,000 respectively from Timothy Brock, the 100% beneficial owner of West Peak Ventures of Canada, Inc., which is a beneficial owner of greater than 5% of our common shares

As of March 31, 2007 and March 31, 2006, we have obtained additional aggregate loan advances in an amount totaling approximately $399,560 from West Peak Ventures of Canada, Inc., which is a beneficial owner of greater than 5% of our common shares.

PROFESSIONAL FEES

During the three months ended June 30, 2007, the Company accrued $9,000 (2006 - $6,000) for professional fees provided by the Company’s Chief Financial Officer and director and owed a total of $52,500 to this director as at June 30, 2007.  At June 30, 2007, the Company also owed $57,364 to a company with this director in common.

During the year ended March 31, 2007, professional fees in the amount of $33,000 were accrued to F. George Orr, our director, for the provision of certain accounting services. During the year ended March 31, 2007, consulting fees in the amount of $1,687 were paid to Doug E. Ford, our director, for the provision of certain management services.

During the year ended March 31, 2006 and 2005, professional fees in the amount of $19,500 and $0 were paid to F. George Orr, our director, for the provision of certain accounting services. During the year ended March 31, 2006 and 2005, consulting fees in the amount of $4,000 and $0 were paid to Doug E. Ford, our director, for the provision of certain management services.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

BONUS

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common shares at a deemed price of $45,000 to a retiring director of the Company.

PAGIC LP LICENSE AND RELATED TRANSACTIONS

On July 29, 2005, we entered into a series of related definitive agreements with Pagic LP, formerly MK Enterprises LLC (“Pagic”), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending, including the Nova Skin Care System, the Dust Wolf™, and the Tomorrow Garden™ Kit (collectively, and together with any improvements thereon, the “Initial Products”) each of which are described in fuller detail elsewhere in this annual report. See “Business—Potential Products” and “Business—Intellectual Property”;

(vi)
the Pagic Master License also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(vii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

(viii)
the Pagic Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required, for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(ix)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

	•	20,000,000 shares of our common stock;

	•	a one-time US$125,000 license fee;

	•	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005;

	•	consulting fees of US$156,000 per year, payable monthly in advance; and

	•	the greater of the following, payable annually beginning in the second license year:

(i) US$400,000; or

(ii) the aggregate of the following:

•
subject to a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and US$50,000 each year thereafter, continuing royalties payable quarterly at a rate of:

: US$10.00 per Nova Skin Care System unit sold;

: US$2.00 per Dust Wolf™ unit sold;

: 4.5% of annual net sales of the Tomorrow Garden™ Kit;

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

PAGIC LP LICENSE AND RELATED TRANSACTIONS - continued

and

: 3% of annual net sales of Initial Ancillaries.

•	a one-time US$50,000 license fee for each Additional Product licensed (except for one pre-identified product); and

•
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Although Mr. Kertz was neither an officer nor a director at the time we entered into the Pagic Agreements, he was both an officer and a director prior to July 2004 and assumed his current positions immediately following our entering into these agreements. During the year ended March 31, 2006, we paid approximately $121,447 in product development fees to Pagic respectfully. Although we believe that the terms of the Pagic Agreements, and the fees paid to Pagic thereunder, are as fair as that which could have been obtained in an arms length transaction with unaffiliated third parties, the conflict of interest which existed as a result of Mr. Kertz’s prior involvement with us gives rise to the potential that the contractual terms may be less favorable to us than would otherwise have been the case.

GLOBAL GREEN JOINT VENTURE

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”).  Pagic is an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer.  Pursuant to the GGS Agreement, Valcent and Global Green established a commercial joint venture, named “Vertigro,” in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of our warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. \As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”) which replaced the GGS Agreement.  Pursuant to the new agreement each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to biofuel, food, and health, pharmaceutical, animal and agricultural feeds.

In conjunction with the Master License Agreement the Company agreed to issue  Pagic and its assigns 20 million common shares at a deemed cost of $1,000,000, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties which became related parties to the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

FINDER’S FEES

In connection with our July 25, 2005 through August 5, 2005 related private offering transactions, in the aggregate amount of US$1,277,200, compensation in the form of finder’s fees was paid which consisted, in the aggregate, of the following:

•	US$127,720 in cash, representing 10% of the gross proceeds realized;

•	425,735 shares of our common stock;

•	Three-year warrants to purchase up to 255,440 shares of our common stock at a price of US$0.50; and

•	Three-year warrants to purchase up to 425,733 shares of our common stock at a price of US$0.75.

From the aggregate finder’s fee compensation identified above, West Peak Ventures of Canada, Inc., a beneficial owner of greater than 5% of our common shares, and an entity beneficially owned 100% by Timothy Brock, received US$73,271 in cash, 241,667 shares of our common sock, a three-year warrant to purchase up to 145,000 shares of our common stock at a price of US$0.50 per share, and a three-year warrant to purchase up to 241,667 shares of our common stock at a price of US$0.75 per share.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

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

SIGNIFICANT CHANGES

•
To retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, on April 6, 2006, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of US$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of US$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

•
Also in connection with the follow-on private offering transaction, we issued 183,886 shares of our common stock and three-year warrants to purchase up to an additional 110,320 shares of our common stock at a price per share of US$0.50 and up to an additional 183,867 shares of our common stock at a price of US$0.75 as partial compensation in the form of a finder’s fee.

•
Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of the July 25, 2005 through August 5, 2005 and April 6, 2006 transactions from US$0.50 and US$1.00 to US$0.40 and US$0.90, respectively. Moreover, as of the date of this annual report we are accruing penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006. As of September 13, 2006, we have accrued up to approximately US$123,094 in penalties under the terms of the registration provisions of each of the July 25, 2005 through August 5, 2005 and April 6, 2006 transactions, exclusive of those penalties previously converted into convertible penalty notes and warrants. The penalties which we have accumulated to date, and any penalties which we may accumulate for future delays, will negatively affect our business, our financial condition and our results of operations, leading to a corresponding reduction in our net income and the likelihood of a net loss for the year in which they are incurred. The delays in meeting our registration obligations are a consequence, among other reasons, of ongoing delays resulting from our having recently undergone a significant restructuring and change in business direction, and the unavailability of certain information necessary for preparing the filing. Our management is hopeful that we will cause our registration statement to be declared effective in the near future.

ITEM 8. FINANCIAL INFORMATION - continued

SIGNIFICANT CHANGES - continued

•
In connection with the July 25, 2005 through August 5, 2005 transactions, on April 6, 2006 we reached a verbal agreement with the syndicated group of institutional and other investors, to convert accruing penalties associated with delays in our filing of a registration statement under the terms of the transactions, an aggregate of US$82,200, into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each US$0.75 of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of US$0.75.

•	Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap Partners Ltd. received 120,000 shares of common stock at US$0.41 per share.

•
On May 31, 2006, the Company issued 786,700 shares pursuant to the license agreement. As of June 30, 2006, 7,601,325 common shares remained to be issued pursuant to the license agreement and are reflected in share subscription.

•
On May 15, 2006, the Company completed a private placement of units whereby it issued a total of 1,104,165 units at US $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at US $0.80. Of the warrants issued, 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 plus 66,666 warrants to purchase that number of common shares at US$0.80 until May 15, 2008 and 21,666 warrants to purchase that number of common shares at US$0.80 until June 7, 2008.·

•
On August 18, 2006, the Company completed a private placement of units whereby it issued a total of 430,000 units at US$0.60 per unit for a total of US$258,000 whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at US$0.80. The warrants issued will expire on August 18, 2008. The Company paid consultants fees consisting of $58,860 plus 24,800 warrants to purchase that number of common shares at US$0.80 until August 18, 2008.

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

•	During the year ended March 31, 2007, $1,491,497 of the convertible note principal and interest were converted into 3,967,157 common shares.

•
During the quarter ended December 31, 2006, pursuant to Regulation S of the Securities Act, the Company received subscriptions of US$1,500,000 from a group of non-US accredited investors towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to 2,000,000 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

•
On January 12, 2007, pursuant to an Investor Relations Consulting Agreement with a third party for services provided to the Company, SmallCap Corporate Partners Inc. received a total of 160,000 shares of common stock at US$0.45 per share.

•
On January 12, 2007, pursuant to a Public Relations Agreement with a third party for services provided to Valcent, Vorticom Inc. received a total of 25,000 shares of restricted common stock and will receive 25,000 shares of stock quarterly for the the twelve month term following the date of the agreement.

•	On January 12, 2007, the Board of Directors authorized a bonus of 100,000 restricted common shares to a retiring director of the Company.

•
On January 19, 2007, pursuant to a Consulting Services Agreement with a third party for services provided to the Company, PowerOne Capital Markets Limited received a total of 400,000 shares of common stock.

•
On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes with a group of non-US accredited investors, pursuant to Regulation S of the Securities Act. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders. Interest on the Notes will be compounded annually and be cumulative until the earlier of either the date that the Company’s achieves pre-tax earnings or the end of the term. Pre-tax earnings are to be determined in accordance with Valcent’s quarterly and annual financial statements as filed with regulatory agencies and will be payable thirty days after filing with such regulatory agencies. At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

•
In connection with finders fees payable under our January 2007 $2,000,000 private placement financing of convertible promissory notes, US$108,000 in cash was paid to PowerOne Capital Markets Limited along with 135,000 warrants issued exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

ITEM 8. FINANCIAL INFORMATION - continued

SIGNIFICANT CHANGES - continued

•
Global Green Joint Venture
On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, the Company and Global Green established a commercial joint venture named “Vertigro”, in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”), which replaced the GGS Agreement.  Pursuant to the new agreement, each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to bio-fuel, food, health, pharmaceutical, animal and agricultural feeds.

•
During the year ended March 31, 2007, the Company entered into a ten year commercial real estate note totaling US$190,000 to fund the acquisition of land.  The loan is secured by the land and a US$50,000 term deposit which is included in the prepaid expenses.  Borrowings under the Agreement accrue interest equal to the Wall Street Journal prime rate plus 0.25 percent adjusted annually.  The current interest rate is 8% per annum and the current portion of the loan is $14,041.

•
During the year ended March 31, 2007, the Company issued 8,388,025 restricted common shares as the remaining shares owed in conjunction with the Licensing Agreement with Pagic LP (formerly MK Enterprises LLC).  The Company on July 29, 2005, agreed to issue Pagic and its assigns 20 million common shares at a deemed cost of $1,306,075, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties that became related parties to the Company.

•
Between April 1, 2007 and July 11, 2007, the Company has issued 2,218,332 common shares and 1,109,166 common share purchase warrants relating to US$1,331,000 in private placement for US$0.60 units. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

•
On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:
a) payment of US$15,000;
b) US$3,000 in compensation per month payable quarterly;
c) a further US$2,000 payable monthly in common shares;
d) share options to purchase 500,000 shares at US$.60 exercise price that vest quarterly over a two year period; and
e) the issuance of 12,500 common shares at a deemed price of US$0.80 per share.

•
On August 10, 2007, the Company issued a convertible term promissory note in the amount of $650,000 to a third party.  The convertible notes is due November 15, 2007 with interest at the rate of 6% with both interest and principal convertible at the option of the lender at the end of term into units at the US$0.60 per unit, with each unit convertible into one common share and one half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common shares.  The Company is required to register for trading the securities underlying the conversion features of this convertible note by February 10, 2008 on a best efforts basis without penalty.

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

Period	OTC Bulletin Board (USD)		TSX Venture Exchange (CND)
	High	Low	High	Low

Fiscal year ended March 31,
2003	$0.300	$0.009	$1.17	$0.030
2004	$0.075	$0.0144	$0.090	$0.030
2005*	$0.600	$0.030	$0.555	$—
2006	$0.950	$0.250	$—	$—
2007	$0.840	$0.400	$—	$—

Quarter ended
June 30, 2005	$0.650	$0.360	$—	$—
September 30, 2005	$0.570	$0.400	$—	$—
December 31, 2005	$0.750	$0.410	$—	$—
March 31, 2006	$0.600	$0.330	$—	$—
June 30, 2006	$0.840	$0.700	$—	$—
September 30, 2006	$0.750	$0.520	$—	$—
December 31, 2006	$0.700	$0.470	$—	$—
March 31, 2007	$0.740	$0.600	$—	$—
June 30, 2007	$0.600	$0.5100	$—	$—

Month ended
March 31, 2007	$0.740	$0.550	$—	$—
April 30, 2007	$0.670	$0.550	$—	$—
May 31, 2007	$0.650	$0.510	$—	$—
June 30, 2007	$0.660	$0.550	$—	$—
July 31, 2007	$0.730	$0.510	$—	$—
August 31, 2007	$0.650	$0.500	$—	$—
*
Historical price information for shares of our common stock traded on the TSX Venture Exchange between September 2004 and May 2005 could not reasonably be obtained. We voluntarily delisted from the TSX Venture Exchange on May 3, 2005.

 ITEM 9. THE OFFER AND LISTING - continued

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

 ITEM 10. ADDITIONAL INFORMATION - continued

MEMORANDUM AND ARTICLES OF ASSOCIATION - continued

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

 ITEM 10. ADDITIONAL INFORMATION - continued

MEMORANDUM AND ARTICLES OF ASSOCIATION - continued

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

With the exception of the Investment Canada Act, as amended, and the potential application of the Competition Act there are no limitations on the ability or right of persons to own our securities, including the rights of non resident or foreign shareholders to hold or exercise voting rights on our securities imposed by the Business Corporations Act (Alberta) or by our articles of incorporation or bylaws.

 ITEM 10. ADDITIONAL INFORMATION - continued

MEMORANDUM AND ARTICLES OF ASSOCIATION - continued

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

 ITEM 10. ADDITIONAL INFORMATION - continued

MEMORANDUM AND ARTICLES OF ASSOCIATION - continued

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

MATERIAL CONTRACTS

The following is a summary of certain key economic and related provisions of all material contracts that we have entered into since October 2005.

 ITEM 10. ADDITIONAL INFORMATION - continued

MATERIAL CONTRACTS - continued

APRIL 2006 PRIVATE OFFERING TRANSACTION

On April 6, 2006, we consummated a follow-on private offering transaction with and among a syndicated group of institutional investors to retire certain short-term obligations and existing liabilities and to provide additional general corporate and working capital to pursue our business plan, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of US$0.40, and (ii) up to an additional 735,544 shares of our common stock at a price per share of US$0.90. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. The agreements involved in the April 6, 2006 follow-on private offering transaction consisted, for each investor, of a subscription agreement, a convertible note, a Class A common stock purchase warrant, and a Class B common stock purchase warrant (the “April 2006 Subscription Agreements”). All individual transactions utilized the same forms of April 2006 Subscription Agreements.

In connection with the financing described above, compensation in the form of finder’s fees was paid, which fees consisted in the aggregate of the following:

•	US$55,166 in cash, representing 10% of the gross proceeds realized;

•	183,886 shares of our common stock;

•	three-year warrants to purchase up to 110,320 shares of our common stock at a price of US$0.50; and

•	three-year warrants to purchase up to 183,867 shares of our common stock at a price of US$0.75.

As part of the financing transaction, we also granted certain registration rights to each of the investors and finders pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable upon conversion of the notes and exercise of the warrants, by filing a registration statement on Form F-1 covering such shares within fourteen days of the closing date, or by April 20, 2006,and causing such registration statement to be declared effective by the SEC by June 5, 2006. In accordance with the terms of the registration provisions any delays in meeting our obligations subject us to liability in an amount, payable in cash, at a rate of 2% of the outstanding amount on the convertible notes per thirty day period for the duration of any such delay, and, furthermore, any delays in our filing of a registration statement by April 20, 2006 subject us to liability in the form of a reduction in the exercise price of the Class A and Class B warrants issued as part of such transaction in an amount of US$0.10 per week for the duration of any such delay.

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

Our registration statement on Form F-1 was originally filed with the SEC on April 27, 2006, which delay resulted in a reduction in the exercise price of the Class A and Class B warrants issued as part of April 6, 2006 transaction from US$0.50 and US$1.00 to US$0.40 and US$0.90, respectively. Moreover, as of the date of this annual report we have accrue penalties at a rate of 2% per thirty day period for having failed to have our registration statement declared effective by June 5, 2006. As of September 14, 2007 we have accrued US$178,550.52 in total penalties to February 28, 2007, the effective date of the registration statement, exclusive of those penalties previously converted into convertible penalty notes and warrants. These penalties are convertible into convertible penalty notes and warrants.

 ITEM 10. ADDITIONAL INFORMATION - continued

MATERIAL CONTRACTS - continued

US $82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the year ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

MAY/AUGUST 2006

On May 15, 2006, the Company completed a private placement of units whereby it issued a total of 1,104,165 units at US$0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at US$0.80. Of the warrants issued, 833,332 expire on May 15, 2008 and 270,833 on June 7, 2008. The Company also paid consultants fees consisting of $58,860 plus 66,666 warrants to purchase that number of common shares at US$0.80 until May 15, 2008 and 21,666 warrants to purchase that number of common shares at US$0.80 until June 7, 2008.

Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap will receive a total of 120,000 shares of common stock at US$ 0.41 per share.

On August 18, 2006, the Company completed a private placement of units whereby it issued a total of 430,000 units at US$0.60 per unit for a total of US$258,000 whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at US$0.80. The warrants issued will expire on August 18, 2008. The Company paid consultants fees consisting of $58,860 plus 24,800 warrants to purchase that number of common shares at US$0.80 until August 18, 2008.

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

Global Green Joint Venture

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, the Company and Global Green established a commercial joint venture named “Vertigro”, in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

 As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”), which replaced the GGS Agreement.  Pursuant to the new agreement, each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to bio-fuel, food, health, pharmaceutical, animal and agricultural feeds.

 ITEM 10. ADDITIONAL INFORMATION - continued

MATERIAL CONTRACTS - continued

US$1,500,000 DECEMBER 2006 CONVERTIBLE NOTE

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

US$2,000,000 JANUARY 2007 CONVERTIBLE NOTE

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one share purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$120,000 as of March 31, 2007.

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

Long Term Debt

During the year ended March 31, 2007, the Company entered into a ten year commercial real estate note totaling US$190,000 to fund the acquisition of land.  The loan is secured by the land and an aggregate US$100,000 in term deposits which is included in the prepaid expenses.  Borrowings under the Agreement accrue interest equal to the Wall Street Journal prime rate plus 0.25 percent adjusted annually.  The current interest rate is 8% per annum.  At March 31, 2007, remaining long term debt was $209,114 of which $13,451 represented the current portion of aggregate long term debt.

SPRING 2007 PRIVATE PLACEMENT

Between April 1, 2007 and the final Spring 2007 Private Placement closing date of July 11, 2007, the Company has issued 2,218,332 common shares and 1,109,166 common share purchase warrants relating to US$1,331,000 in private placement for US$0.60 units. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a)	payment of US$15,000;
b)	US$3,000 in compensation per month payable quarterly;
c)	a further US$2,000 payable monthly in common shares;
d)	share options to purchase 500,000 shares at US$0.60 exercise price that vest quarterly over a two year period; and
e)	the issuance of 12,500 common shares at a deemed price of US$0.80 per share.

 ITEM 10. ADDITIONAL INFORMATION - continued

MATERIAL CONTRACTS - continued

TERM LOAN

On August 10, 2007, the Company issued a convertible term promissory note in the amount of $650,000 to a third party.  The convertible notes is due November 15, 2007 with interest at the rate of 6% with both interest and principal convertible at the option of the lender at the end of term into units at the US$0.60 per unit, with each unit convertible into one common share and one half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common shares.  The Company is required to register for trading the securities underlying the conversion features of this convertible note by February 10, 2008 on a best efforts basis without penalty.

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

ITEM 10. ADDITIONAL INFORMATION - continued

TAXATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

TAXATION - continued

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

Passive Foreign InvestmentCompany

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

ITEM 10. ADDITIONAL INFORMATION - continued

TAXATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

TAXATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

TAXATION - continued

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

DOCUMENTS ON DISPLAY

All documents referred to in this annual report may be inspected at our offices during regular business hours located at Suite 1010 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 (Canada), telephone (604) 606-7979.

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

 ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

 ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

 ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Our Acting President and Secretary, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F (in accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Acting President and Secretary have concluded that, as of the end of the period covered by this report, that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal year ended March 31, 2007 and 2006 were Smythe Ratcliffe, Chartered Accountants.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2007 and March 31, 2006 for professional services rendered by Smythe Ratcliffe, Chartered Accountants, for the audit of our annual financial statements were $45,330 and $39,227, respectively.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee charter requires us to request the prior approval of our audit committee on every occasion for which we engage our principal accountants or their associated entities to render any audit or non-audit services.

TAX FEES

The aggregate fees billed in the last two fiscal years for professional tax compliance advice and planning was US$0 (2007) (fees not yet determined), and US$6,500 (2006).

ALL OTHER FEES

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in paragraphs (a) through (c) of this Item was $8,800 and $12,400 for the years ended March 31, 2007 and March 31, 2006, respectively.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

 ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Valcent Products Inc. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 16 to these financial statements.

Chartered Accountants

Vancouver, Canada
July 27, 2007, except for Notes 15 and 16, which is as at September 14, 2007

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 27, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
July 27, 2007, except for Notes 15 and 16, which is as at September 14, 2007

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2007	2006
Assets

Current
Cash and cash equivalents	$314,972	$12,773
Accounts receivable (Note 7)	462,055	10,626
Prepaid expenses (Note 6)	285,690	-
Inventories (Note 8)	1,236,808	-
	2,299,525	23,399
Restricted cash (Note 12)	117,327	-
Property and equipment (Note 4)	348,487	63,327
Product license (Note 5)	1,306,075	1,306,075

	$4,071,414	$1,392,801

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities	$169,650	$199,558
Current portion of long-term debt (Note 12)	13,451	-
Promissory note payable	115,460	-
Due to related parties (Note 10)	930,175	69,273
Convertible notes (Note 9)	5,301,129	1,565,069
	6,529,865	1,833,900

Long-term debt (Note 12)	195,663	-
	6,725,528	1,833,900

Shareholders' Deficiency
Share capital (Note 13)	7,836,903	4,099,870
Contributed surplus (Note 13(e))	3,253,333	1,663,067
Conversion component of convertible notes (Note 9)	4,167,190	348,532
Obligation to issue shares (Notes 5 and 13)	-	419,401
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(14,674,170)	(3,734,599)
	(2,654,114)	(441,099)
	$4,071,414	$1,392,801

Going concern (Note 1) and commitments (Notes 5,7,9,11 and 12)

On behalf of the board
"Glen Kertz" Director "F. George Orr" Director

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For the year ended March 31,
	2007	2006
Expenses
Non-cash financing expense	$4,246,203	$1,328,337
Product development	1,562,421	689,432
Stock based compensation	1,127,141	533,664
Advertising and media development	1,092,917	-
Professional fees	712,458	175,833
Interest	587,309	193,987
Convertible note issuance costs	512,573	570,226
Investor relations	287,834	19,037
Office and miscellaneous	281,696	38,125
Travel	156,498	69,600
Insurance	149,855	-
Rent	65,693	56,771
Filing and transfer agent	38,883	26,250
Depreciation and amortization	25,288	9,382
Interest on long-term debt	8,500	-
Loss from Operations	10,855,269	3,710,644
Other (Income) and expense
Interest income	(25,704)	-
Foreign exchange loss	110,006	23,955
Net loss	10,939,571	3,734,599
Deficit during the development stage, beginning	3,734,599	-
Deficit during the development stage, ending	$14,674,170	$3,734,599

Loss per share - basic	$0.57	$0.35
Weighted average number of common
shares outstanding	19,261,192	10,548,042

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended March 31,
	2007	2006
Cash provided by (used in)
Operating activities
Net loss for year	$(10,939,571)	$(3,734,599)
Items not involving cash
Non-cash financing expense	4,246,203	1,328,337
Convertible note issuance costs	107,681	285,242
Stock based compensation	1,127,141	533,664
Consulting	52,708	-
Investor relations	174,924	-
Interest	587,309	191,339
Depreciation and amortization	25,288	9,382
Changes in non-cash working
capital items	(1,682,565)	104,109
	(6,300,882)	(1,282,526)
Investing activities
Product license	-	(306,075)
Property and equipment	(218,661)	(72,709)
	(218,661)	(378,784)
Financing activities
Advances from (repayments to) related parties	860,902	(84,076)
Proceeds from issuance of common shares	1,028,266	-
Promissory note payable	115,460	-
Proceeds from issuance of convertible notes	4,817,114	1,523,328
Shares issued for settlement of debt	-	234,609
	6,821,742	1,673,861
Increase in cash and cash equivalents during year	302,199	12,551
Cash and cash equivalents
Beginning of year	12,773	222
End of year	$314,972	$12,773
Supplemental Cash Flow Information
Property acquired for long-term debt	$91,787	$-
Shares issued as finders fee	$-	$285,242
Shares issued for product license (Note 13)	$419,401	$580,599
Shares issued for investor relations / public
relations services (Note 13)	$460,614	$-
Shares issued as bonus to director (Note 13)	$52,708	$-
Shares issued for financial consulting services
(Note 13)	$107,681	$-
Shares issued on conversion of convertible debt	1,668,363	$-
(Note 13)

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

1.	Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996. The Company had previously been pursuing various business opportunities and effective March 24, 2004 discontinued those operations. The details and results of operations and cash flows for the year ended  March 31, 2005 are not included herein as they are not material and relate to those  discontinued operations.

During the year ended March 31, 2006, the Company acquired a license to certain proprietary technology (Note 5). The development of these products has been the Company’s primary business.  The Company considers its development stage operations to have commenced during fiscal 2006.  During the year ended March 31, 2006, the Company also formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States.  In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2007, the Company had accumulated losses during the development stage of $14,674,170, total accumulated losses of $17,911,540 and a working capital deficiency of $4,230,340. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as obtaining financing into the long term. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

The details and results of operations and cash flows for the year ended March 31 ,2005 are not included herein as they are not material and relate to those  discontinued operations.  During 2005, the Company had no income and incurred aggregate expenditures of $45,694 primarily relating to professional fees $23,403, filing and transfer agent fees of $10,600, and other expenditures of $12,919.  Funding for the 2005 deficit was provided by related party advances.

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies used in these consolidated financial statements are as follows:

a)	Principles of consolidation
These financial statements include the accounts of Valcent Products Inc., its wholly owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly owned subsidiary Valcent Management, LLC and the limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner, and Valcent Products EU Limited (together “the Company”).  All inter-company transactions and balances have been eliminated.

b)	Product development costs
The Company expenses all costs related to product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense such development costs over the expected economic useful life of the product.  Any revenue derived from the test marketing and development of products is netted against product development costs.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

2.	Significant Accounting Policies (continued)

c)	Cash and cash equivalents
Securities with original maturities of three months or less are considered to be cash equivalents.

d)	Inventories
Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

e)	Property and equipment
The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively. During the year of acquisition, depreciation is 50% of amounts otherwise determinable.

f)	Foreign currency transactions and translation
Amounts denominated in US dollars have been translated into Canadian dollars as follows:

i.	Monetary assets and liabilities, at the year end exchange rates;

ii.	Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

iii.	Revenue and expense items, at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in net loss.

g)	Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant estimates include the carrying amounts of inventories, product license, equipment and leaseholds, rates of amortization and depreciation, the allowance for doubtful accounts, the variables used to calculate the fair value of stock-based compensation, the variables used to calculate non-cash financing expenses, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

h)	Loss per share
Basic loss per share computations are based on the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method, however, has not been presented as the effects of outstanding options and warrants are anti-dilutive.

i)	Stock based compensation
The Company accounts for stock based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ deficiency. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

  Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

2.	Significant Accounting Policies (continued)

j)	Income taxes
The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

k)	Non-monetary consideration
In situations where share capital is issued or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction.  The fair market value of the shares issued, or received, is based on the trading price of those shares on the date of the agreement to issue shares as determined by the Board of Directors.

3.	Financial Instruments

a)	Fair value
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, promissory note payable, and amounts due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

The carrying value of restricted cash approximates its fair value as this financial instrument bears interest at an approximate market rate of interest.

The carrying value of long-term debt approximates its fair value as this financial instrument bears interest at an approximate market rate of interest.

The fair value of convertible notes is as disclosed in Note 9.

b)	Interest rate risk
Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

The Company is exposed to interest rate cash flow risk on its long-term debt with variable interest rates as the payments on the loan will fluctuate during the term of the loan as interest rates fluctuate.

The Company is exposed to interest rate price risk on its convertible notes with fixed interest rates as the market rate of interest differs from the interest rate of the convertible notes.

The Company has increased its convertible note and interest bearing debt load significantly over the past year, providing risk of increasing carrying charges that may offset potential returns from future profitability. This may necessitate additional financing to support increased interest related costs.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

3.	Financial Instruments (continued)

c)	Credit risk
The Company's financial assets that are exposed to credit risk consist of cash and accounts receivable.  This risk is minimized as cash is placed with well capitalized, high quality financial institutions and accounts receivable consist of amounts due from the Government of Canada and Global Green Solutions Inc., (“Global Green”) a United States public company.  All receivables from Global Green outstanding at year end have been collected subsequent to March 31, 2007.

4.	Property and Equipment

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	March 31, 2007	March 31, 2007	March 31, 2007

Leasehold improvements	$20,991	$11,180	$9,811
Computer equipment	34,985	13,798	21,187
Furniture and fixtures	51,941	9,692	42,249
Land	275,240	-	275,240
	$383,157	$34,670	$348,487

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	March 31, 2006	March 31, 2006	March 31, 2006

Leasehold improvements	$20,876	$2,783	$18,093
Computer equipment	28,321	4,248	24,073
Furniture and fixtures	23,512	2,351	21,161
	$72,709	$9,382	$63,327

During the year ended March 31, 2007, the Company acquired approximately six acres of land in Anthony, Texas for $275,240.

5.	Product License

On July 29, 2005, the Company completed a licensing agreement (the “Agreement”) for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assigns 20 million common shares at a deemed cost of $1,306,075, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties that became related parties to the Company.

As part of the Agreement, the Company paid Pagic, during the year ended March 31, 2006,  a $153,037 license fee and costs of $153,038 related to the development of the products.  The Company also agreed  to pay Pagic and its assigns royalties as to US$10 per Skincare System unit sold, US$2 per Duster sold and 4.5% of the net sales of the Garden Kit.  In addition, the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products.  For future products developed by Pagic, which the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales (Note 7).

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

5.	Product License (continued)

In order to keep the products under license, the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of US$37,500 for the second license year beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.  To keep the overall master license in good standing the Company has agreed that beginning April, 1, 2007, in the second license year, the total of royalties plus all other fees paid to Pagic shall be at least US$400,000 per year.

6.	Prepaid Expenses

During the year ended March 31, 2007, the Company entered into two investor relations service agreements whereby it issued 160,000 common shares at a deemed cost of US$0.45 per share and 400,000 common shares at a deemed cost of US$0.64 per share.  The deemed cost per share was determined by the trading price of the Company’s shares on the date the Company entered into the agreements.  The amount in prepaid expenses represents the unearned portion of the prepaid service agreements.

7.	Global Green Joint Venture

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, the Company and Global Green established a commercial joint venture named “Vertigro”, in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

In conjunction with the GGS Agreement, the Company acquired approximately six acres of land in Anthony, Texas for $275,240. As at March 31, 2007, Global Green had incurred a total of US$2,023,379 in costs related to the GGS Agreement.  Of the costs incurred to March 31, 2007, Global Green had paid US$1,653,981 and owed the Company $426,507 (US$369,398), which is included in accounts receivable and has been subsequently collected.

On July 9, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”), which replaced the GGS Agreement.  Pursuant to the new agreement, each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to bio-fuel, food, health, pharmaceutical, animal and agricultural feeds.

8.	Inventories

As at March 31, 2007, inventories consisted of finished goods inventory of 10,877 units of Nova Skin care Systems with an aggregate value of $442,066, and raw materials and work in progress inventory of $794,742.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes

Details of the convertible notes are as follows:

	2007	2006

Opening balance, March 31,	$1,565,069	$-
Issued	4,772,962	1,714,667
Interest and penalties	600,206	-
Conversion component of convertible notes	(4,167,190)	(348,532)
Debt discount	2,530,082	198,934
Ending balance, March 31,	$5,301,129	$1,565,069

Convertible Note Continuity:

U.S. $								CND $
			Balance				Balance	Balance
	Issued	Interest /	March 31,	Issued	Interest /	2007	March 31,	March 31,
Date of Issue	Principal	Penalty	2006	Principal	Penalty	Conversions	2007	2007

July/August 2005 (Note 9a)	$1,277,200	$151,904	$1,429,104	$-	$119,875	$(1,232,022)	$316,957	$365,958
April 2006 (Note 9b)	-	-	-	551,666	193,087	(235,112)	509,641	588,431
April 2006 (Note 9c)	-	-	-	82,200	23,332	(24,363)	81,169	93,718
December 2006 (Note 9d)	-	-	-	1,500,000	39,229	-	1,539,229	1,777,194
January 2007 (Note 9e)	-	-	-	2,000,000	144,316	-	2,144,316	2,475,828
	$1,277,200	$151,904	$1,429,104	$4,133,866	$519,839	$(1,491,497)	$4,591,312	$5,301,129

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes (continued)

A.	US$1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, during July and August, 2005, the Company issued one year, unsecured US$1,277,200 8% per annum convertible notes and stock purchase warrants whereby for each US$0.75 in convertible note purchased the holder received one class A warrant which will entitle the holder to purchase an additional common share at US$0.50 until July 25, 2008 and August 5, 2008 and one class B warrant which will entitle the holder to purchase an additional common share at US$1.00 until July 25, 2008 and August 5, 2008.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable (the “Cashless Conversion Feature”). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $1,328,337.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants outstanding, whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  During the year ended March 31, 2007, convertible notes of US$999,700 and interest totaling US$150,122 were converted to 3,372,471 common shares.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 (Note 9c).

B.	US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,555 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 735,555 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature.

In conjunction with these private offering transactions, the Company paid consultants (i) US$55,166 cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50 and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.  During the year ended March 31, 2007, convertible notes of US$148,670 and interest totaling US$86,422 totals were converted to 538,520 common shares.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

9.	Convertible Notes (continued)

C.	US $82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the year ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

D.	US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

E.	US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one share purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$120,000 as of March 31, 2007.

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

F.	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective dates plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to  certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively.  The registration statement has subsequently been declared effective.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

10.	Related Party Transactions

Amounts due from related parties are non interest bearing and have no specific terms of repayment. Related party transactions not disclosed elsewhere in these financial statements are as follows:

During the year ended March 31, 2007, the Company paid or accrued $269,455 (2006 $165,530) for product development, research, and consulting services provided by the Company’s President and director to his related company.

During the twelve months ended March 31, 2007, the Company accrued $33,000 (2006 $19,500) for professional fees provided by the Company’s Chief Financial Officer and director and owed a total of $43,500 (2006 $10,500) to this director as at March 31, 2007. The Company also paid a private company with this director in common $7,500 (2006 $nil) relating to office rent and $46,745 (2006 $nil) in consulting fees.

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common shares at a deemed price of $52,708 to a retiring director of the Company.

As of March 31, 2007 we have obtained aggregate unsecured loan advances in an amount totaling $784,837 from West Peak and its principal shareholder, who beneficially owns greater than 5% of our common shares.

During the year ended March 31, 2007, the Company paid a private company with a director in common $1,687 for consulting services and expenses.  During the year ended March 31, 2006, the Company paid a private company with a director in common $4,000 in management fees and $1,750 in rent.

During the year ended March 31, 2007, the Company incurred US$296,635 in fees and expenses to a private advertising firm with a director in common.

11.	Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 14 months remaining on the lease as at March 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the year ended March 31, 2007, 25,000 shares were issued pursuant to this agreement and an additional 25,000 have been issued subsequently.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

12.	Long-Term Debt

At March 31, 2007, the Company’s long-term debt outstanding was as follows:

	2007	2006
Prime plus 0.25% (2007 -8.50%) bank loan repayable in monthly instalments of US $2,336 including interest, due September 28, 2011, secured by a first charge on land and $117,327 of cash	$209,114	$-
Less: Current portion	13,451	$-

	$195,663	$-

The portion of long-term debt repayable in each of the next five years is approximately as follows:

2008	$13,451
2009	15,838
2010	17,258
2011	18,806
2012	143,761

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:
	Number of
	Shares	Amount
Balance at March 31, 2005	6,435,374	$2,999,420
Consolidation: 1 new share for 3 old shares	(4,290,249)	-
Debt settlement	1,605,000	234,609
Product license purchase agreement	11,611,975	580,599
Shares issued for financial consulting fees	425,735	285,242
Balance at March 31, 2006	15,787,835	4,099,870
Product license purchase agreement	8,388,025	419,401
Consulting agreement with investor/public relations firms	705,000	460,614
Bonus to director	100,000	52,708
Private placement	1,534,165	1,028,266
Shares issued for financial consulting fees	183,886	107,681
Convertible debenture conversion of principle and interest	3,967,157	1,668,363
Balance as of March 31, 2007	30,666,068	$7,836,903

During the year ended March 31, 2006, the Company:

i)	Consolidated its common shares three for one;

ii)	Issued 1,605,000 post-consolidated common shares, for the settlement of $234,609 of debt;

iii)	Issued 11,611,975 common shares pursuant to the License Agreement (Note 5);

iv)	Issued 425,735 common shares to finders pursuant to the issuance of convertible notes (Note 9 (a)).

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

During the year ended March 31, 2007, the Company:

i)	Issued 8,388,025 shares pursuant to the License Agreement (Note 5).

ii)
Completed a private placement of units whereby a total of 1,534,165 units were issued at US$0.60 per unit. Each unit consists of one common share and one common share purchase warrant to purchase an additional common share at US$0.80.

Of the warrants issued, 833,332 expire on May 15, 2008, 270,833 on June 7, 2008 and 430,000 on August 18, 2008.

The Company paid consultants $65,843 cash, 66,666 Finders Warrants to purchase that number of common shares at US$0.80 until May 15, 2008, 21,666 Finders Warrants to purchase that number of common shares at US$0.80 until June 7, 2008 and 34,400 Finders Warrants to purchase that number of common shares at US$0.80 until August 18, 2008.

iii)
In conjunction with the April 6, 2006 convertible note offering the Company paid finders fees of US$55,166 cash, representing 10% of the gross proceeds realized, issued 183,886 common shares, issued 183,867 three year Finders B Warrants to purchase up to 183,867 common shares at a price per share of US$0.75 and 110,320 three year Finders A Warrants to purchase up to 110,320 common shares at a price per share of US$0.50.

iv)	Issued 120,000 common shares at US$0.45 per common share for investor relations services provided to the Company.

v)	Issued 400,000 common shares at US$0.64 per common share pursuant to a contract whereby a Company is to provide investor relations services to the Company for a term of one year (Note 6).

vi)	Issued 160,000 common shares at US$0.45 per common share pursuant to a contract whereby a Company is to provide investor relations services to the Company for a term of one year (Note 6).

vii)	Issued 25,000 common shares at US$0.45 per common share pursuant to a contract whereby a Company is to provide public relations services to the Company for a term of one year (Note 11).

viii)	Issued 100,000 common shares at US$0.45 per common share to a retiring director of the Company in recognition of services rendered; and

ix)	Issued 3,967,157 common shares upon receiving conversion notices to convert US$1,491,497 in principal and interest from holders of convertible notes.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options

Details of the status of the Company's stock options as at March 31, 2007 and 2006 and changes during the years then ended are as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Options, March 31, 2005	-	-
Granted	1,425,000	US$0.67
Options Outstanding, March 31, 2006	1,425,000	US$0.67
Granted	3,010,000	US$0.59
Expired or Forfeited	(600,000)	US$0.61
Options Outstanding, March 31, 2007	3,835,000	US$0.58
Options Exercisable, March 31, 2007	2,660,000	US$0.58

As at March 31, 2007 and 2006 the following share purchase options were outstanding:

	US $
	Exercise	Number of Shares	Number of Shares
Expiry Date	Price	2007	2006

October 17, 2006	$ 0.50	-	200,000
October 17, 2006	$ 0.45	-	100,000
March 22, 2009	$ 0.60	500,000	-
November 10, 2009	$ 0.60	650,000	750,000
March 1, 2010	$ 1.00	75,000	75,000
April 9, 2010	$ 0.80	50,000	-
June 30, 2010	$ 0.60	260,000	-
February 21, 2011	$ 0.57	300,000	300,000
December 13, 2011	$ 0.55	1,550,000	-
December 13, 2011	$ 0.60	100,000	-
March 21, 2012	$ 0.60	350,000	-
		3,835,000	1,425,000

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options (continued)

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), as amended, a total of 10% of the Company’s issued common shares are reserved for the granting of stock options.  The Plan provides that the terms of the options and the option price shall be fixed by the Directors, subject to any price restrictions or other requirements imposed by any exchange where the Company lists its common shares.  The Plan also provides that no options shall be granted to any person except on the recommendation of the Board of Directors and that no option may be granted for a period in excess of five years.  During the year ended March 31, 2006, the Company instituted a new stock option plan applicable to residents of the United States (the “US Plan”) whereby options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares.

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Plan). The 2006 Plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the 2006 Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of common stock. The Company’s new stock option plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

All options previously granted from the Company’s previous Plan and US Plan were acknowledged, ratified and form an equal number of option grants under like terms and conditions in the 2006 Plan. As at March 31, 2007, 3,835,000 options had been granted of which 2,660,000 share options had vested.

During the year ended March 31, 2006, the Company:

i)	Granted employees a total of 750,000 options exercisable at US$0.60 per share until November 10, 2009 of which 300,000 options had vested to March 31, 2007 and 100,000 options were forfeited;

ii)	Granted a consultant 75,000 options exercisable at US$1.00 per share until March 1, 2010 of which all had vested to March 31, 2007;

iii)	Granted a director 300,000 options exercisable at US$0.50 per share until February 21, 2011 of which all had vested to March 31, 2007;

iv)	Granted 200,000 options exercisable at US$0.50 to two consultants of the Company of which all had expired as at March 31, 2007; and

v)	Granted 100,000 options exercisable at $0.45 to a director of the Company which subsequently expired upon the directors’ retirement.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(c)	Stock options (continued)

During the year ended March 31, 2007, the Company:

i)	Granted a consultant and a director/consultant, 700,000 share options exercisable at US$0.55 per share until December 13, 2011 under the non-qualified 2006 Plan, of which 475,000 have vested;

ii)	Granted employees and consultants 260,000 options exercisable at US$0.60 per share until June 30, 2010 of which all have vested;

iii)	Granted an employee 250,000 options exercisable at US$0.80 per share until April 9, 2010 of which 200,000 were forfeited and 50,000 have vested;

iv)	Granted employees, directors and consultants a total of 950,000 options exercisable at US$0.55 to US$0.60 per share until December 13, 2011 of which 850,000 have vested;

v)	Granted employees and consultants a total of 350,000 options exercisable at US$0.60 per share until March 21, 2012 of which all have vested; and

vi)	Granted a consultant a total of 500,000 options exercisable at US$0.60 per share until March 22, 2009 of which 75,000 will vest quarterly beginning on April 1, 2007.

The Company applied the fair value method in accounting for its stock options granted to directors, officers and consultants by using the Black-Scholes option pricing model.

The stock-based compensation expense was $1,127,141 (2006 - $533,664).  The fair value of stock options granted as above and the issue of warrants (Note 9) are calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	2 - 4	1 – 5
Interest rate	4.64%	4.19%
Volatility	111.90%	105.49%
Dividend yield	0.00%	0.00%

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(d)	Warrants

In conjunction with the convertible notes and private placements, the Company issued various warrants to acquire common shares, (Note 9).  The Company’s share purchase warrants as at March 31, 2007 and 2006 and the changes during the years then ended are as follows:

		Weighted
	Number	Average
	of Shares	Price
Warrants outstanding
and exercisable,
March 31, 2005	-	-
Granted	4,087,021	US$0.69
Warrants outstanding
and exercisable,
March 31, 2006	4,087,021	US$0.69
Granted	7,666,795	US$0.74
Warrants outstanding
and exercisable,
March 31, 2007	11,753,816	US$0.73

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for warrants. During the year ended March 31, 2007, 7,666,795 (2006 - 4,086,981) warrants were granted, which resulted in $4,246,203 (2006 - $1,328,337) in non-cash financing expense.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(d)	Warrants

As at March 31, 2007 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 25, 2008 Class A	US$0.50	526,660
July 25, 2008 Class A	US$0.40	913,332
July 25, 2008 Class B	US$1.00	526,660
July 25, 2008 Class B	US$0.90	913,332
July 25, 2008 Finders A	US$0.50	216,000
July 25, 2008 Finders B	US$0.75	360,001
August 5, 2008 Class A	US$0.50	262,932
August 5, 2008 Class B	US$0.75	262,932
August 5, 2008 Finders A	US$0.50	39,440
August 5, 2008 Finders B	US$0.75	65,733
April 6, 2009 Penalty Warrants	US$0.65	109,600
April, 2009 Class A	US$0.40	735,555
April, 2009 Class B	US$0.90	735,555
April, 2009 Finders A	US$0.50	110,320
April, 2009 Finders B	US$0.75	183,867
May 15, 2008 Class A	US$0.80	833,332
June 7, 2008 Class A	US$0.80	270,833
August 18, 2008 Class A	US$0.80	430,000
May 15, 2008 Finders A	US$0.80	66,666
June 7, 2008 Finders A	US$0.80	21,666
August 18, 2008 Finders A	US$0.80	34,400
December 11, 2008 Finders Unit	US$0.50	135,000
December 1, 2009 Class A	US$0.50	2,000,000
December 1, 2009 Class B	US$1.00	2,000,000
Total		11,753,816

       As at March 31, 2006 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 25, 2008 Class A	US$0.50	1,439,992
July 25, 2008 Class B	US$1.00	1,439,992
July 25, 2008 Finders A	US$0.50	216,000
July 25, 2008 Finders B	US$0.75	360,000
August 5, 2008 Class A	US$0.50	262,932
August 5, 2008 Class B	US$0.75	262,932
August 5, 2008 Finders A	US$0.50	39,440
August 5, 2005 Finders B	US$0.75	65,733
Total		4,087,021

ValcentProducts Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

13.	Share Capital (continued)

(e)	Contributed surplus

The Company’s contributed surplus as at March 31, 2007 and 2006 and the changes during the years then ended are as follows:

	2007	2006

Contributed surplus, beginning of year	$1,663,067	$-
Non-cash financing expense	463,125	1,129,403
Stock based compensation	1,127,141	533,664

Contributed surplus, end of year	$3,253,333	$1,663,067

14.	Income taxes

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

The Company has non-capital losses available for income tax purposes in Canada and the United States totaling $8,008,876 (2006 $4,446,970), which expire in various amounts from 2008 to 2027.  This amount can be used to reduce taxable income of future years.  Additionally, the Company has capital losses of $1,435,740, which are available to reduce capital gains in future periods.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

14.	Income taxes (continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

	34.10%	34.12%

Income tax benefit computed at Canadian statutory rates	$3,730,394	$886,962
Convertible note issuance costs	174,787	194,561
Deductible convertible note issuance costs	(34,957)	(38,912)
Penalties accrued	-	(42,043)
Non-cash expenses	(211,762)	0
Stock based compensation	(384,355)	(182,086)
Financing expense	(1,447,955)	(453,299)
Unrecognized tax losses	(1,038,547)	(365,183)

	$-	$-

15.	Subsequent Events

Unless otherwise noted in these financial statements, the following events occurred after March 31, 2007:

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a) payment of US$15,000 (paid);

b) US$3,000 in compensation per month payable quarterly (first quarter paid);

c) a further US$2,000 payable monthly in common shares;

d) share options to purchase 500,000 shares at US$0.60 exercise price that vest quarterly over a two year period; and

e) the issuance of 12,500 common shares at a deemed price of US$0.80 per share (issued April 24, 2007).

On August 15, 2007,and pursuant to item c) in the above agreement, the Company issued, 9,677 common shares at a price of US$0.62 per share.

From April 24, 2007 through July 11, 2007, the Company issued 2,218,332 common shares and 1,109,166 common share purchase warrants relating to US$1,331,000 in private placement for US$0.60 units. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term.

On April 24, 2007, the Company issued 25,000 common shares at US$0.45 per common share pursuant to a January, 2007 contract for public relations services for a term of one year.

On May 31, 2007, the Company issued 111,293 common shares relating to the conversion of convertible debt in a prior period.

On August 10, 2007, the Company issued a convertible term promissory note in the amount of US$650,000 to a third party.  The convertible note is due November 15, 2007 with interest at the rate of 6% with both interest and principal convertible at the option of the lender at the end of term into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  The Company is required to register for trading the securities underlying the conversion features of this convertible note by February 10, 2008.

On August 15, 2007, the Company issued 25,000 common shares at US$0.45 per common share pursuant to a January, 2007 contract for public relations services for a term of one year.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

16.	Differences between Canadian and United States Generally Accepted Accounting Principles

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which in the case of the Company, conforms in all material respects with US GAAP, except as set forth below.

(a)	Recent US accounting pronouncements

i)
In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

ii)
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on its financial statements.

iii)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of cash flows, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

iv)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2007

16.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(a)	Recent US accounting pronouncements (continued)

v)
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

vi)
In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

vii)
In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Impact of Recent United States Accounting Pronouncements

Management is of the opinion that recently issued accounting pronouncements in the United States will have no material effect on the Company’s consolidated financial position and results of operations.

ITEM 18. EXHIBITS.

No.	Description of Exhibit

1(i)(1)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(2)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, incorporated by reference to Exhibit 1(a)(ii) on Form 20-F filed October 13, 2005.

1(i)(3)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(4)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, incorporated by reference to Exhibit 1(a)(iv) on Form 20-F filed October 13, 2005.

1(i)(5)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, incorporated by reference to Exhibit 1(a)(v) on Form 20-F filed October 13, 2005.

1(i)(6)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, incorporated by reference to Exhibit 1(a)(vi) on Form 20-F filed October 13, 2005.

3(i)(7)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, incorporated by reference to Exhibit 1(a)(vii) on Form 20-F filed October 13, 2005.

3(ii)	By-laws of Valcent Products Inc., dated March 26, 1996, incorporated by reference to Exhibit 1(b) on Form 20-F filed October 13, 2005.

ITEM 18. EXHIBITS. - (continued)

4.1	Master license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(i) on Form 20-F filed October 13, 2005.

4.2	Product development agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(ii) on Form 20-F filed October 13, 2005.

4.3	Invention license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iii) on Form 20-F filed October 13, 2005.

4.4	Consulting agreement between Valcent Products Inc. and Malcolm Glen Kertz, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iv) on Form 20-F filed October 13, 2005.

4.5	Consulting agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(v) on Form 20-F filed October 13, 2005.

4.6	Form of subscription agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.6 on Form F-1 filed April 27, 2006.

4.7
Form of convertible note agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.7 on Form F-1 filed April 27, 2006.

4.8
Form of Class A warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.8 on Form F-1 filed April 27, 2006.

4.9
Form of Class B warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.9 on Form F-1 filed April 27, 2006.

4.10
Form of Class A finder’s warrant agreement between Valcent Products Inc., and Viscount Investments Ltd., dated April 6, 2006, incorporated by reference to Exhibit 10.10 on Form F-1 filed April 27, 2006.

4.11
Form of Class B finder’s warrant agreement between Valcent Products Inc., and Viscount Investments Ltd., dated April 6, 2006, incorporated by reference to Exhibit 10.11 on Form F-1 filed April 27, 2006.

4.12
Form of liquidated damages convertible note agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.12 on Form F-1/A filed June 30, 2006..

ITEM 18. EXHIBITS. - (continued)

4.13
Form of liquidated damages warrant agreement between Valcent Products Inc., and certain institutional note holders, dated April 6, 2006, incorporated by reference to Exhibit 10.13 on Form F-1/A filed June 30, 2006.

4.14	Creative and production services agreement between Valcent Products Inc., and Hawthorne Direct, dated June 14, 2006, incorporated by reference to Exhibit 10.14 on Form F-1/A filed June 30, 2006.

1415	Media services agreement between Valcent Products Inc., and Hawthorne Direct, dated June 14, 2006, incorporated by reference to Exhibit 10.15 on Form F-1/A filed June 30, 2006.

4.16	Manufacturing agreement between Valcent Manufacturing Ltd. and Solid Integrations LLC dated September 22, 2006, incorporated by reference to Exhibit 10.16 on Form F-1/A filed October 2, 2006.

4.17	Letter Agreement between Pagic LP, West Peak Ventures of Canada and Global Green Solutions dated October 2, 2006, incorporated by reference to Exhibit 10.17 on Form F-1/A filed February 2, 2007

4.18
Promissory Note, Deed of Trust between Valcent Manufacturing Ltd. and State National Bank, El Paso dated September 29, 2006., incorporated by reference to Exhibit 10.18 on Form F-1/A filed February 2, 2007

4.19	Farm Ranch Contract between Valcent Manufacturing Ltd. and Robert H. Silvas dated October 2, 2006, incorporated by reference to Exhibit 10.19 on Form F-1/A filed February 2, 2007.

4.20	2006 Stock Option Plan of Valcent Manufacturing Ltd. dated December 14, 2006, incorporated by reference to Exhibit 10.21 on Form F-1/A filed February 2, 2007.

4.21	Vertigo Algae Technologies Stakeholders Letter of Agreement dated June 25, 2007, incorporated by reference to Exhibit 99.1 on Form 6-K filed July 12, 2007.

8.1	Subsidiaries of Valcent Products Inc., as of October 1, 2007. FILED HEREWITH

12(a)(iii)	Certification pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12(a)(iiii)	Certification pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13(a)(iii)	Certification pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13(a)(iiii)	Certification pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: October 1, 2007	By:	/s/ M. Glen Kertz

M. Glen Kertz
Chief Executive Officer and Acting President