Form 20-F/A
period 2007-03-31
VALCENT PRODUCTS INC.
filed 2008-04-21
CIK 1122081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A-1

Amendment No. 1

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated  filer ☒

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

Explanatory Note

On October 1, 2007 Valcent Products, Inc. filed its annual report on Form 20-F for the year ended March 31, 2007 (the “Form 20-F”).  This amendment is being filed to amend the disclosure included in Item 15 regarding Disclosure Controls and Procedures. The remainder of the information contained in our Annual Report for 2007 on Form 20-F is not amended hereby and remains as set forth in the original filing.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of March 31, 2007, we conducted an evaluation, under the supervision and with the participation of the person performing the functions of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the person performing the functions of the Company’s principal executive officer and principal financial officer concluded that as of March 31, 2007 our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective for the purposes set forth in such definition.

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

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Valcent Products, Inc.

Date: April 21, 2008	By:	/s/ M. Glen Kertz
M. Glen Kertz,
Principal Executive Officer and President

Date: April 21, 2008	By:	/s/ F. George Orr
F. George Orr,
Principal Financial Officer, Controller and Secretary

4