Form 20-F
period 2009-03-31
VALCENT PRODUCTS INC.
filed 2009-10-15
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30858

VALCENT PRODUCTS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

789 West Pender Street, Suite 1010, Vancouver, British Columbia V6C 1H2

(Address of principal executive offices)

George Orr
789 West Pender Street, Suite 1010, Vancouver, B.C. Canada V6C 1H2
Phone: (800) 877-1626
Fax: (604) 606-7980

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

3,008,977 common shares, without par value, issued and outstanding at March 31, 2009, after having given effect to the one for eighteen share consolidation effected July 16, 2009, and 49,675,133 common shares, without par value, issued and outstanding as of September 30, 2009.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

        Yes ☐  No ☐

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

We are at present a life sciences development stage company focused primarily on:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“VerticropTM” or “HDVG System”) designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae Technologies LLC (“Vertigro Algae”) with Global Green Solutions, Inc. (“Global Green”), and

(iii)	the development and marketing of the Tomorrow GardenTM consumer retail product.

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Due to economic circumstances and to make our Company more conducive to investment the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of one new share for each eighteen old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009 our trading symbol changed to “VCTZF” and our CUSIP number changed to 918881202.  Our website is located at www.valcent.net

Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

As at September 30, 2009, 49,675,133 common shares were issued and outstanding, the Company had 6,813,795 warrants outstanding, and no options.  In addition, the Company has certain secured promissory notes outstanding that may if not repaid on their due date of December 31, 2009 may then be converted at the election of the holders into common shares (see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Liquidity and Capital Resources).

All amounts are stated in Canadian dollars unless otherwise noted.

The following selected financial data has been derived from our audited financial statements and related notes for the preceding five years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. Effective March 24, 2004, we disposed of our interest in Nettron Media Group, formerly our wholly-owned subsidiary. The comparative financial results of Nettron Media Group for the year ended March 31, 2004 have been segregated and presented as deficit from prior operations and discontinued operations in our audited financial statements. For comparative purposes this selected financial data for the years ended March 31, 2005, 2006, 2007, 2008 and 2009 is also presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles, which, except as noted in Notes 1 and 20, conform in all material respects with those of the United States and with the requirements of the United States Securities and Exchange Commission.

Valcent Products Inc.	March 31,	March 31,	March 31,	March 31,	March 31,
Selected Financial Data	2009	2008	2007	2006	2005
(Expressed in Canadian Dollars)

Net Operating Revenues per Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss from operations	$15,337,285	$12,028,222	$8,171,090	$3,442,933	$45,694

Loss from operations U.S. GAAP	$17,769,901	$12,563,451	$9,743,414	$2,844,879	$45,694

Loss from continued operations per Canadian GAAP	$15,337,285	$12,028,222	$8,171,090	$3,466,888	$45,694

Loss from discontinued operations per Canadian GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Net loss per Canadian GAAP	$17,855,490	$12,712,358	$8,138,393	$3,466,888	$45,694

Loss from continued operations per U.S. GAAP	$18,000,141	$13,292,888	$9,749,339	$2,844,879	$45,694

Loss from discontinued operations per U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Net loss per U.S. GAAP	$18,000,141	$13,292,888	$9,749,339	$2,844,879	$45,694

Loss per share from continued operations, basic, Canadian GAAP	$6.43	$6.44	$7.60	$5.92	$0.13

Loss per share from discontinued operations, Canadian GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Loss per share after discontinued operations, Canadian GAAP	$6.43	$6.44	$7.60	$5.92	$0.13

Loss per share from continued operations, U.S. GAAP	$6.47	$6.73	$9.11	$4.86	$0.13

Loss per share from discontinued operations, U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Loss per share after discontinued operations, U.S.GAAP	$6.47	$6.73	$9.11	$4.86	$0.13

Share capital per Canadian GAAP	$21,957,516	$16,691,282	$8,196,982	$4,099,870	$2,999,420

Share capital per U.S. GAAP	$22,070,991	$16,866,115	$8,434,032	$4,391,371	$2,999,420

Common shares issued	3,008,977	2,459,636	1,703,670	877,102	357,521

Weighted average shares outstanding per Canadian GAAP	2,782,284	1,974,763	1,070,066	586,002	357,521

Weighted average shares outstanding per U.S. GAAP	2,782,284	1,974,763	1,070,066	586,002	357,521

Total Assets per Canadian GAAP	$2,351,963	$4,605,914	$4,142,485	$1,392,801	$936

Total Assets per U.S. GAAP	$2,351,963	$4,700,482	$4,372,786	$1,392,801	$936

Net assets (liabilities) per Canadian GAAP	$(1,031,226)	$(4,009,472)	$(24,376)	$(441,099)	$(237,950)

Net assets (liabilities) per U.S. GAAP	$(1,031,226)	$(3,161,013)	$665,904	$(590,697)	$(237,950)

Convertible debentures (current and long term portions) per U.S. GAAP)	$11,228	$5,389,387	$2,282,483	$0.00	$0.00

Cash Dividends Declared per common shares, Canadian and U.S. GAAP	$0.00	$0.00	$0.00	$0.00	$0.00

Exchange Rates (CND to 1 USD) Period Average	$0.8969	$0.9708	$0.8789	$0.8385	$0.7842

Exchange Rates (CDN to 1 USD) For the five most recent years ended March 31, calculated on the average of 12 month end closing days

March 31, 2009	$0.8969
March 31, 2008	$0.9708
March 31, 2007	$0.8789
March 31, 2006	$0.8385
March 31, 2005	$0.7842

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Exchange Rates (CDN to 1 USD) for six most recent months	Period High	Period Low

August 2009	$0.9402	$0.8987
July 2009	$0.9300	$0.8527
June 2009	$0.9269	$0.8590
May 2009	$0.9177	$0.8296
April 2009	$0.8344	$0.7861
March 2009	$0.8202	$0.7653

   Exchange Rate (CDN to 1 USD) September 15, 2009:  $0.9283

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

We have had working capital shortages in the past and, although we raised significant capital through debt and equity offerings, we have generated significant losses, which have impacted working capital. As of March 31, 2009, our balance sheet reflects a working capital deficit of $2,101,443.  This condition has continued since the date of those financial statements, and we expect that these conditions will continue for the foreseeable future unless we are able to raise a substantial amount of additional financing. In view of the matters described herein, our ability to continue to pursue our plan of operations as described herein is dependent upon our ability to raise the capital necessary to meet our financial requirements on a continuing basis.

Based on our expected negative cash flow from operations and investing activities, we anticipate that we will not be able to positively impact our working capital unless we are able to generate revenues.  The holders of US$1,323,000 of the Company's promissory notes may have a security interest in substantially all of our assets which could make it difficult for us to raise additional capital through the issuance of debt securities. If these promissory notes are not repaid by the end of their term at December 31, 2009, these notes revert to convertible debt instruments previously executed in July, 2008, whereunder the US$1,323,000 will then be convertible into shares of our common stock at a substantial discount to the market price and be secured by substantially all of our assets.

Our accumulated deficit makes it more difficult to borrow funds.

As of the year ended March 31, 2009, and as a result of historical operating losses from prior operations, we had a deficit from prior operations of $3,237,370, and a deficit of $42,173,129 from losses accumulated during our development stage resulting in a total accumulated deficit of $45,410,499. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit, coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

Our debt arrangements include the provision of a secured interest in our assets and may make it more difficult to borrow funds, or default of debt provisions may impact our assets and ability to operate; certain unsecured debt instruments are due upon demand and may cause financial liquidity difficulties for the Company.

During July 2008, the Company undertook a US$2.428 million financing through the issuance of convertible debt instruments that provide the holder a secured interest in the Company’s assets.  Effective, March 27, 2009 the Company settled this debt through the issuance of shares and a promissory note in the amount of US$1.323 million, should the note not be settled by its December 31, 2009 due date then the promissory note will revert back to the secured convertible note which it replaced.  Therefore, should the Company default on material terms of the debt instrument, the lenders may be able to realize on their secured interest in our assets which would have a negative affect on our ability to operate and conduct our business raising substantial doubts as to our ability to continue as a going concern.

In addition, the Company has interest bearing promissory notes that are due upon demand.  A demand by the debt holder of such debt securities could cause financial hardship, litigation, and other negative influence on the financial condition of the Company that could cause disruption to our operations.

Our having recently undergone a change in business direction and significant restructuring coupled with our limited experience as a publicly traded company with substantial operations in several different industries, may increase our expenses and place significant demands on our management.

From inception we have undergone several changes in business direction and consequently have previously had only limited operations. Our most recent change in business direction and significant restructuring may make it difficult to respond to our regulatory and reporting obligations, and could increase our general, administrative, legal and auditing costs and place substantial time demands on our management. We anticipate that, due to the increased complexity of our corporate structure and increased reporting and governance obligations, and our simultaneous pursuit of various product lines in different industries, our regulatory and reporting obligations will require further expenditures to train additional personnel and retain appropriate legal and accounting professional services. In the event that these expenditures precede, or are not subsequently followed by revenues, or that we are unable to raise sufficient funding to cover any increase in our expenses, we may not be able to meet our obligations as they come due, and our business, financial condition, and results of operations may be negatively affected, raising substantial doubts as to our ability to continue as a going concern.

ITEM 3. KEY INFORMATION - continued

GENERAL BUSINESS RISKS - continued

We identified material weaknesses in our disclosure controls and procedures and our internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess our internal control over financial reporting (“ICFR”) pursuant to a defined framework.  In making that assessment, management identified a material weakness in our disclosure controls as a result of several material weaknesses identified in our ICFR as described in Item 15T below.  There are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements.  Material weaknesses make it more likely that a material misstatement of annual or interim financial statements will not be prevented or detected.  In addition, effective ICFR at any point in time may become ineffective in future periods because of changes in conditions or deterioration in the degree of compliance with our established policies and procedures.

Lack of insurance coverage on fixed assets located in the United States

The Company recently cut back its operations in its US based research facilities.  As a result, insurance has lapsed and further insurance quotations are in the process of being obtained.  As at March 31, 2009, the Company had a book value of fixed assets located in the United States in the aggregate of approximately US$703,000, of which approximately 35% represents land.  As a result, and until such time as the Company obtains adequate and comprehensive insurance on its fixed assets located in the United States, a significant loss in excess of US$450,000 could result due to fire, theft, or other perils, and general third party liability costs due to accidents or other loss could greatly exceed this amount.  The Company maintains a high security anti-intruder fence around the perimeter of its US research facility with 24 hour computer controlled perimeter intrusion alarm.

Disruptions in the Global Financial and Capital Markets May Impact Our Ability to Obtain Financing.

The global financial and capital markets have been experiencing extreme volatility and disruption, including the failures of financial services companies and the related liquidity crisis.  Although we expect to meet our near term liquidity needs with our working capital on hand and near term financing instruments, we will continue to need further funding to achieve our business objectives.  In the past, the issuance of debt and equity securities has been the major source of capital and liquidity for us.  The extraordinary conditions in the global financial and capital markets have currently limited the availability of this funding.  If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all.  If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

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

The markets for our potential products rapidly evolve and are intensely competitive as new products are regularly introduced. Competition in our market segments is based primarily upon:

•	brand name recognition;

•	Availability of financial resources;

•	the quality and efficiency of products;

•	reviews received for products from independent reviewers who publish in magazines, websites, newspapers and other industry publications;

•	Availability of access to markets;

•	the price of each product; and

•	the number of products then available.

We face competition from other industrial manufacturers, all of whom could generally sell through the same combination of channels as we intend to.

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

Our intellectual property assets/rights are some of the most important assets that we possess in our ability to generate revenues and profits and we will rely very significantly on these intellectual property assets in being able to effectively compete in our markets. However, our intellectual property rights may not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and a reduction in our own sales. Moreover, if we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. We may not have adequate remedies if our proprietary content is appropriated or if our intellectual property does not adequately protect unauthorized use by others.

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

Within the industrial/retail businesses and industries in which we intend to operate, revenues are largely generated by industrial and retail consumer preferences and discretionary spending. Our success as a potential manufacturer and retailer of consumer and industrial products will depend, in part, on the popularity of each of our potential product offerings. Any shift in consumer sentiment away from our potential product or industrial product lines could have a negative affect on our ability to achieve future profitability. Our success also depends on a number of factors affecting levels of consumer discretionary income and spending, including, the following, among other, social and economic conditions:

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

We are highly dependent upon the success of both our algae technology project and its high density vertical growth system commercialization as well as our VerticropTM plant growing system and its commercialization. The risks associated with the replication of laboratory results or prototype tests in the larger scale demonstration projects and commercialization projects is critical to the Company. We believe that much research and development will be required regarding our algae technology joint venture project to create future anticipated products. If the expected results can not be replicated on a commercial scale, the expected revenue from these ventures will not be realized and the investment in these pilot projects is unlikely to be recovered. This would have a very material adverse effect on the Company’s financial results.

There is no certainty that our key projects will be operationally successful or profitable.

We are highly dependent upon the success of our algae technology project and our VerticropTM plant growing system. Although we are optimistic that there is a large amount of interest for these technologies, if that demand does not materialize to the extent that we project or we are not successful in promoting and distributing our technology, this will have a material adverse effect on the Company’s financial results.

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are listed on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.) under the symbol “VCTZF”, currently, there is only a limited trading market for our common stock and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative affect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the affect of lowering the market price and therefore your investment could be a partial or complete loss.

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

Under certain circumstances, some of our outstanding common stock purchase warrants may be exercised without our receiving any cash.

As at March 31, 2009, we have outstanding warrants to purchase up to approximately 1,149,516 shares of our common stock, most of which are exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of some number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants may be limited, any such exercise could have a negative affect, directly or indirectly, on the trading market price of our common stock.

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

Our common stock is considered a “penny stock,” which generally is a stock trading under US$5.00 and not registered on a national securities exchange. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

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

We are a Canadian Company, and must ensure compliance with Canadian as well as American securities laws.  As a result, there may be securities regulations in the jurisdiction where our shareholders are resident that must be met, and such regulations may impact the ability of our shareholders to trade our securities.

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

Future issuances of our common stock may depress our stock price and dilute your interest. We have US$1,323,000 in promissory notes outstanding that if not repaid by December 31, 2009, revert to convertible debt instruments convertible into common shares at a significant discount to the trading market.

There are existing promissory notes in the amount of US$1,323,000 as at March 31, 2009, that if unpaid at December 31, 2009, that may be converted into an unknown number of shares causing shareholder dilution.  At current market prices at the date of this annual report, this may result in at least 2 million shares to be issued if the notes are fully converted.  If the promissory notes revert to convertible notes, the convertible notes have provisions that are dilutive and impose significant restriction on our ability to issue additional securities as these notes have equity conversion privileges that allow a 30%+ conversion to the then trading market at the date of conversion allowing at any date an unknown amount of shares to be issued in exchange for the conversion of principal, and accrued interest. In addition, other provisions of some of these convertible securities limit or “cap” the exercise price at US$0.40 per share limiting the decrease in conversion equity to be issued in the event that our share price increases in the trading market.  As a result, a significant risk relates to the shareholder dilution that may be experienced in consequence with securities issued and those that might be issued in the future.

As at March 31, 2009, we have outstanding warrants to purchase up to approximately 1,149,516 shares of our common stock.

We may issue additional shares of our common stock in future financings or grant stock options to our employees, officers, directors and consultants under our stock option plan. Any such issuances could have the affect of depressing the market price of our common stock and, in any case, would dilute the percentage ownership interests in our Company by our shareholders. In addition, we could issue serial preferred stock having rights, preferences and privileges senior to those of our common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could depress the value of our common stock and could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation.

ITEM 3. KEY INFORMATION - continued

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK - continued

Additionally, if possible under terms that we believe to be appropriate given our financial condition and other circumstances, we will likely seek to raise additional financing during our fiscal year ending March 31, 2010. We may also issue additional shares, options, and warrants to obtain necessary services.

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

Future releases from voluntary lock up arrangements of our common stock may depress our stock price

An aggregate of US $10,806,780 of debt was settled on March 29, 2009 in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to lock up restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to lock up restrictions until January 1, 2010.  Releases from lock up will increase supply of shares tradable and may depress the market price of our common shares trading in the market. See ITEM 4. INFORMATION ON THE COMPANY.

ITEM 4. INFORMATION ON THE COMPANY

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

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted our common stock from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis.

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

In order to facilitate the business plan, the Company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in October 2005.  In turn, Valcent USA, Inc. organized Valcent Management, LLC, a wholly-owned limited liability corporation under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

Also during the year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.

ITEM 4. INFORMATION ON THE COMPANY - continued

Corporate History - continued

On May 5, 2008, Valcent Vertigro Algae Technologies LLC, a Texas limited liability corporation, was formed as a 50% owned subsidiary to each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies.

The shareholders of the Company approved a special resolution on June 22, 2009 to reorganize the capital structure of the Company through a share consolidation of its common shares on the basis of one new share for each eighteen (1:18) old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009 our trading symbol changed to “VCTZF” and our CUSIP number changed to 918881202.  Unless otherwise noted, all references to the number of common shares and or prices(s) per share are stated on a post-consolidation basis.

We are, at present, a development stage company focused primarily on:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“VerticropTM” or “HDVG System”) designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green, and

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

ITEM 4. INFORMATION ON THE COMPANY - continued

Organizational Structure - continued

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

Business Overview

Original Master License Agreements - On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our former Chief Executive Officer, and President, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow GardenTM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also included a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

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

(iv)
the Pagic Product Development Agreement also included a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

1)	1,111,112 shares of our common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

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

ITEM 4. INFORMATION ON THE COMPANY - continued

Business Overview - continued

7)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

As described below these agreements were terminated effective April 1, 2009.

Joint Venture of Algae Related Business Operations - Beginning on October 2, 2006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology named “Vertigro”, an algae biomass technology initiative. Refer to “PLAN OF OPERATIONS, “High Density Vertical Bio-Reactor and Global Green Joint Venture”, and “Technology License Agreement” between Pagic LP, West Peak Ventures of Canada Ltd. (“West Peak”), and Valcent Products, Inc.

Algae Technology License - On May 5, 2008, the joint venture arrangement pertaining to the development of the algae biomass technology initiative was terminated and Vertigro Algae executed a separate Technology License Agreement (“Technology License”) together with Pagic, and West Peak. The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide “Algae Biomass Technology”.

Discontinued Product Development Lines and Settlement of Licensed Technologies - Of the Initial Products under license as defined above, the Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, and increased corporate focus on life sciences plant growth technologies.  The Company has continued with Tomorrow Garden product development and commercialization though the VerticropTM Technology Purchase Agreement.

VerticropTM Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to its VerticropTM vertical plant growing technology and Tomorrow Garden kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and know how to the Technologies  (the “Purchase Agreement”).  Pursuant to this agreement original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs. As noted above, all agreement related to the Algae Biomass Technology are with Vertigro Algae and as such survive the termination of all other agreements.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic and the Company’s obligations under the Purchase Agreement will cease. The Company expenses amounts paid under the Purchase Agreement.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing, such as convertible notes, promissory notes and director and shareholder advances.

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

In addition, during the year ended March 31, 2009 we reduced staffing at our El Paso offices and research facility, transferring our primary development directives previously located in the United States to our UK offices.

Our plan of operations over the course of the next twelve months, subject to adequate financing, is to focus primarily on the continued development and marketing of our VerticropTM vertical plant growing systems, development and distribution of our lines of potential consumer retail Tomorrow Garden products, and the development of our high density vertical algae growth technology.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Chris Bradford, our Managing Director, of Valcent EU, is responsible for UK business operations and the Company’s “Tomorrow GardenTM” retail plant sales initiative, as well as development of European based VerticropTM market development and sales rollout.

More specifically, our plan of operations with respect to each of our lines of potential retail and commercial products is provided as follows:

Vertigro Algae and the Algae High Density Vertical Bio-Reactor Technology

We are in the development stages of creating technology for a High Density Vertical Bio-Reactor (“Vertigro Project”). The objective of this technology is to produce algae related source products by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio-Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of fuels, and/or other target products for commerce and industry. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe secondary potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. Technology development is ongoing and subject to adequate budgets for product development.

On May 5, 2008, the Company and Global Green concurrently organized Vertigro Algae and entered into an operating agreement (“Operating Agreement”). Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in Vertigro Algae and have committed to fund project development costs according to ownership allocation.  Global Green will receive 70% of the net cash flow generated by Vertigro Algae until it has received US$3,000,000 in excess of its 50% interest in such cash flow and then thereafter it will be split equally.

Also on May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,6667 common shares and 300,000 common shares respectively, to Pagic and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010 and US$250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746 which has been expensed to product development and has accrued and paid in full via equity debt settlement its share of the US$50,000 payment due on March 31, 2009.

As a result of economic conditions, the Company significantly reduced its staff at its El Paso research facility during the year ended March 31, 2009.  The Company is currently negotiating for the continued development of the Company’s algae programs with certain universities.

Competition - High Density Vertical Bio-Reactor

The Company has many competitors attempting to create vegetable oils from algae utilizing a number of innovative technologies. For our algae based products, we depend on our scientific and engineering teams, and patent protection on those technologies and processes, product development capabilities, and our management’s experience to compete within the algae biofuels market segments. We may not be able to effectively compete in these intensely competitive markets. Moreover, some of our competitors have longer operating histories, greater financial resources, greater research and development support infrastructure, and technical and other resources. Furthermore, we believe that competition from new entrants will increase as the demand for green technologies and continues to increase worldwide.  A partial list of competitors in the algae technology space follows:

•	Greenfuel Technologies Corporation
•	Aquaflow Bionomic Corporation
•	LiveFuels Inc.
•	Green Star Products, Inc.
•	Solazyme, Inc.
•	Aurora BioFuels, Inc.
•	Seambiotic Ltd.
•	Royal Dutch Shell and HR Biopetroleum
•	PetroSun Inc.
•	International Energy, Inc.
•	AlgoDyne
•	Circle Biodiesel & Ethanol Corporation

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

VerticropTM Commercial Plant Growth Systems

Valcent Products Inc. has also introduced the “VerticropTM” HDVG System intended to grow a wide variety of crop products.  The Company initially began experimenting with vegetable crops utilizing the growing system within its greenhouse production facilities in El Paso, Texas, however, during the year ended March 31, 2009 the Company’s development efforts shifted to Valcent EU where it has conducted detailed research and subsequently developed commercial scale growing systems.

HDVG System Technology – Concept and Advantages:  The HDVG System technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil. Together with higher cost comes a reduction in availability and nutritional values in the food people consume.  The HDVG system is designed to grow vegetables and other plants much more efficiently and with greater food value than in agricultural field conditions.

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

VerticropTM is an innovative and exciting vertical growing system which:

•	Produces up to 20 times the normal production volume for field crops

•	Requires approximately 5% of the normal water requirements for field crops

•	Can be built on non arable lands and close to major city markets

•	Can work in a variety of environments: urban, suburban, countryside, etc.

•	Minimizes or eliminates the need for herbicides and insecticides

•	Will have very significant operating and capital cost savings over field agriculture

•	Will drastically reduce transportation costs to market, resulting in further savings, higher quality and fresher foods on delivery and less transportation pollution

•	Is modular and easily scalable from small to very large food production situations

The HDVG System grows plants in closely spaced shelves vertically arranged on panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

•	reduced global transport costs and associated carbon emissions
•	food and fuel safety, security and sovereignty
•	local food is better for public health
•	building local economies
•	control of externalities and true costs

In a rapidly urbanizing world where the majority of people now live in cities, localization requires that food and fuel be produced in an urban context. Urban agriculture presents a number of technological challenges. The main challenge is a lack of growing space.

Vertical growing is a new idea currently emerging in the sustainability discourse which offers great promise for increasing urban production. Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming. The primary advantage of vertical growing is the high density production it allows using a much reduced physical footprint and fewer resources relative to conventional agriculture. Vertical growing systems can be applied in combination with existing hydroponics, and greenhouse technologies which already address many aspects of the sustainable urban production challenge (i.e., soil-free, organic production, closed loop systems that maximize water and nutrient efficiencies, etc.). Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

1/8th Acre HDVG System Commercial Production Model:  The Company had been recently developing an HDVG System and specification of a 1/8th acre commercial scale plant capable of defining final operating and capital costs to maximize sales return. Completion of this facility located in El Paso is subject to budget allocations in the future. All current development and commercialization efforts relating to the Company’s vertical growing systems are continuing in the Company’s UK offices.

Commercial Deployment of First VerticropTM System – Paignton Zoo, Devon, UK:  The Company via its UK subsidiary has in the summer months of 2009 deployed its first commercial test installation of its VerticropTM technology at the Paignton Zoo Environmental Park located in Devon, UK.  The Paignton Zoo is one of the largest zoos in the UK. The Zoo is part of South West Environmental Parks Ltd which is owned by the Whitley Wildlife Conservation Trust. It is a combined zoo and botanic garden that welcomes over half a million visitors a year.  The VerticropTM System installed at Paignton Zoo is meant to grow more plants in less room using less water and less energy. It will help to reduce food miles and bring down the Zoo’s annual costs for animal feed, which is currently in excess of £200,000 a year.  The zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats -- will benefit from the production of year-round fresh food.  The system which was a joint venture between Valcent Products EU Limited and the Paignton Zoo Environmental Park became operational on August 5, 2009, and will supply necessary data to the Company of semi-commercial crop yields, and other data for further commercialization of the VerticropTM System.

Verticrop Warehouse Systems:  The Company is also developing a new VerticropTM product line for use in a warehouse environment. Using the latest horticultural lighting technologies, combined with state of the art irrigation and nutrient delivery systems, Valcent EU is in the final stages of developing a commercial application of its VerticropTM HDVG system suitable for installing in industrial type warehouses, as an alternative to polytunnels or glasshouses.  A warehouse environment will provide a commercial grower with significant benefits, particularly in areas of climate extremes.  Growing crops in a glasshouse or polytunnel can involve high energy costs to maintain stable temperatures suitable for healthy plant growth. Growing in a warehouse environment with a VerticropTM vertical farming system is designed to improve production and lower costs.  Valcent EU’s research team has been working with two strategic partners who are acknowledged experts in the field of industrial lighting. This research has lead to the development of a commercially viable eco-friendly system, particularly well suited to application in a warehouse environment.  The VerticropTM warehouse growing system will also use a hybrid lighting system, harnessing and channeling heat free natural daylight, complemented by the latest LED horticultural lighting technology.

Reduced Global Transport and Associated Carbon Emissions : It is widely recognized that the transportation of food over long distances – compared to locally sourced foods – causes excessive energy use, air pollution and is a contributor to climate change. Today, food products typically travel great distances between source and market. The energy used for food transport often far outweighs the human energy gained by the food. The associated need for long-haul refrigeration and packaging further increases the energy costs of food transport. Long-distance and cross-continental food trade is clearly on the rise with the tonnage of food shipped between nations having grown many times over in the last fifty years. Choosing local over global products has powerful potential to reduce energy consumption.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

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

Potential Markets – High Density Vertical Growth System for Vegetables:  Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming, and as a result, we expect the technology to compete with traditional growing techniques Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

Tomorrow GardenTM

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. The Tomorrow GardenTM Kit offers an improved plant lifespan of up to three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Plant Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs or pharmaceutical grade plants. Our Tomorrow GardenTM Kit is currently in the design, development, and test sales phase operating out of our offices located in Cornwall, England.  First selected retail applications are aimed at children and education channels.

The Tomorrow Garden gift kits offer an easy to use growing system for a range of interesting and attractive plants.

Each Tomorrow Garden kit contains:

•	a micropropagated plantlet

•	a membrane which enables the plants to grow and stay fresh for 3-6 months in normal light without the need for watering

•	a reusable biome

•	a coir growing pot and compost

•	an information leaflet

The official launch of the Tomorrow Garden was premiered at the BBC Gardeners’ World Exhibition at the NEC in Birmingham on June 11 – 14, 2008, with a follow-up at the Royal Horticultural Society’s Hampton Court Flower Show on July 8 -13, 2008.

Currently our kits are aimed at the Junior/Educational market sector.  As ferns have been around since pre-historic times, and are known to have provided a large proportion of the diet of the herbivore dinosaurs, the emphasis will be on inviting children in the 7yrs – 14 yrs age group to grow “dino food”. Growing kits have been designed in the appropriate packaging, reflecting the dinosaur theme.

Valcent EU is also culturing a number of more exotic plant species (such as orchids) so that it can both follow-up and compliment its initial products.  It is also developing a range of culinary herbs and are reviewing a number of other options for special “Christmas” packs (e.g. the Christmas Rose).  Finally, through “in house” expertise, Valcent EU is researching the development of a range of Chinese medicinal herbs, which can be sold in “growing kit” form through “alternate medicine” outlets or (ultimately) to pharmaceutical companies involved in this field of research.

Potential Markets - The Tomorrow Garden™ Kit:  Culinary and exotic herbs in fresh, dried, frozen, powdered and canned forms are primarily used in the retail and food services markets, where local products and imports have traditionally met demand. We believe that our Tomorrow Garden™ Kit is ideally suited to become a leader in the retail and food services markets because of its ability to offer fresh herbs in market segments where they may not otherwise be available without considerable expense.

Initially to be marketed to the UK Garden Products market valued in 2003 at approximately GB£5.8 billion.

Direct-Response / Online Marketing - The Tomorrow Garden™ Kit:  Our Tomorrow Garden™ is presently in sales testing development phase and once a final fully-functioning production-level unit is near completion we will tailor a more comprehensive sales and marketing plan for our Tomorrow Garden™.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Competition - The Tomorrow Garden™ Kit:  In relation to our Tomorrow Garden™ Kit, we anticipate that we will face competition from other manufacturers and providers of dried, frozen, powdered and canned herbs, as well as competition from local growers and distributors of fresh herbs, all of whom generally sell through the same combination of channels as we intend to, including wholesale and retail markets, and direct and online sales.

There are several other manufacturers and providers of culinary and exotic herbs, the most common products being prepackaged, dried, frozen or canned herbs or do-it-yourself kits. We currently anticipate competing with the following companies and products, among other local growers and distributors:

•	HerbKits.com – Indoor Herb Gardening Kits; and
•	New England Herb Company.

Manufacturing, Fulfillment and Suppliers:   Manufacture to date for Tomorrow Garden™ has been carried out in Valcent EU premises in Cornwall, UK.  As of the date of this annual report, we have no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufacturers, and we are not substantially dependent, nor do we anticipate becoming substantially dependent, upon any one or more suppliers, as we believe that there are many such suppliers available with the capabilities that we will require.

Nova Skin Care System and Dust Wolf

The Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, and increased corporate focus on life sciences plant growth technologies.  Any inventory related thereto amounting to raw materials of $314,012 and finished goods inventory of $330,451 were written off product development costs in the fiscal year ended March 31, 2009.

Agreement for Settlement and Reversion of Nova Skin Care System and Dust Wolf:  On March 30, 2009, the Company entered into a letter of agreement with Pagic, Glen Kertz, and West Peak to settle royalties and other rights and obligations due under the Pagic Agreements (master license arrangements from July 2005) relating to Nova Skin Care Systems and Dust Wolf products that were discontinued by the Company. Under the settlement agreement, the Company relinquished all rights to the Nova Skin Care Systems and Dust Wolf products to Pagic and Kertz in exchange for a 3% royalty to the Company of future sales of the Nova Skin Care System or Dust Wolf on terms similar to those incurred by the Company under the Pagic Agreements, and the cessation of obligations of the Company under the Pagic Agreements relating to these technologies previously under license.  West Peak agreed to forfeit any royalty rights it previously had relating to these technologies. There has been no further development of the Nova Skin Care System or Dust Wolf products that the Company is aware of.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

INTELLECTUAL PROPERTY

Overview

We rely for our business on a combination of our pending patents, existing patents, trademarks and trade secrets in order to protect our intellectual property. Our pending patents, trademarks and trade secrets are among the most important assets we possess in our ability to generate revenue and profits and we will depend significantly on these intellectual property assets in being able to effectively compete in our markets.

We cannot be certain that the precautions we have taken to safeguard our pending patents, existing patents, trademarks and trade secrets will provide meaningful protection from unauthorized use. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, we may not have adequate remedies if our intellectual property is appropriated or our trade secrets are disclosed.

Patents Pending

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. Patent status for each division is provided as follows:

Division	Patents Granted	U.S. Patent Applications	Foreign Patent Applications
High Density Vertical Bio-Reactor	0	2	15
High Density Vertical Growth System	3 utility patents 1 design patent	3	5
Subtotal	4	5	20

All other remaining patent applications are in the preliminary stages of the application process.

Trademarks

We have applied for registration of our trademarks in the United States in order to establish and protect our brand names as part of our intellectual property assets. We have applied for and received registration of Tomorrow Garden™, and “Valcent” in the United States. All other remaining registrations are in the preliminary stages of the application process and remain pending.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located at Suite 1010 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2.  Our telephone number is (604) 606-7979.

On November 16, 2007, our wholly owned subsidiary, Valcent Products EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550 ($24,020).  There were 8 years and 7.5 months remaining on the lease as at March 31, 2009.  The Company has net property comprised of $438,701 comprised leasehold improvements, computer equipment, furniture and fixtures, vehicles, equipment, and other assets located at this location.

The Company acquired approximately six acres of land in El Paso, Texas for $275,240.  As at March 31, 2009 the Company had net property, totaling $1,070,216 comprising land, computer equipment, furniture and fixtures, building, autos, equipment, and other assets at this location and at its UK leased office premises located in Cornwall, UK.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2009 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, except as noted in Notes 1 and 20 to our March 31, 2009 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

	2009	2008	2007
Net Operating Revenues	$0	0	0
Loss from operations	$15,337,285	12,028,222	8,171,090
Loss from development stage	$17,855,490	12,712,358	8,138,393
Net loss per Canadian GAAP	$17,855,490	12,712,358	8,138,393
Loss per share	$6.43	6.44	7.60

Share capital	$21,957,516	16,691,282	8,196,982
Common shares issued	3,008,977	2,459,636	1,703,670
Weighted average shares outstanding	2,782,284	1,974,763	1,070,066
Total Assets	$2,351,963	4,605,914	4,142,485
Total Liabilities	$3,383,189	8,615,386	4,166,861

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (CDN $ to 1 US $) yearly average	$0.88839	0.97084	0.87896

Exchange Rates (CDN $ to 1 British Pound £) yearly average	$0.52433	0.48368	n/a

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008

Operating Results

For the year ended March 31, 2009, we focused on the following business initiatives:

(i)	the development and commercialization of our VerticropTM HDVG System designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc., and

(iii)	the development and marketing of the Tomorrow GardenTM consumer retail product by Valcent EU.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

For the year ended March 31, 2008, the Company focused on:

(i)	the development of a commercial algae growing technology via a joint venture with Global Green,

(ii)	the development of our VerticropTM HDVG System designed to more efficiently produce certain plant crops,

(iii)	the development and test marketing of the Tomorrow Garden TM consumer retail product by Valcent EU,

(iv)	the development of product inventories and direct test and sales initiatives and product introduction promotion relating to our Nova Skin Care System, and

(v)	ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives.

Our reported net loss increased by $5,143,132 to $17,855,490 ($6.43 basic loss per share) for the year ended March 31, 2009 as compared to $12,712,358 ($6.44 basic loss per share) for the same period ending March 31, 2008. The increase during the 2009 fiscal year is largely a result of increased research and development activity related to the discontinuance of the Nova Skin Care System, development of the Company’s Algae technology and the commercialization of the VerticropTM HDVG System.  The Company also incurred non recurring costs relating to fixed asset impairment and a loss on settlement of debts related to the valuation of convertible debentures utilized to finance the Company.  Finally, owing to changes in the value of the United States dollar, primarily, the Company also incurred a significant foreign exchange loss during the year ended March 31, 2009.

Revenues

For the years ended March 31, 2009 and March 31, 2008, the Company had no revenue.

However, as the Company is in the development stage, test sales are credited to product development costs. During the year ended March 31, 2009, the Company had test sales of $219,483 (2008 - $985,779) related to the Nova Skin Care System.  As at March 31, 2009 the Company ceased the development of the Nova Skin Care System.

Operating Expenses

Product development expenses increased by $4,157,564 to $8,238,999 for the year ended March 31, 2009 as compared with the year ended March 31, 2008.  The increase is due to write downs relating to, accounts receivable impairment, inventory impairment for the discontinuance of Nova Skin Care Products marketing and product testing, increased research and development costs relating to the commercialization of the VerticropTM System, and the advent of costs relating to the Tomorrow GardenTM product line.  Product development expenses were $4,081,435 during the year ended March 2008.

In conjunction with convertible debenture financings the Company incurred $3,213,003 in interest, accretion, and financing on convertible notes in the twelve month period ended March 31, 2009.  This represents a $296,045 increase from the $2,916,958 that had been incurred during the year ended March 31, 2008 stemming primarily from amortization and accretion of convertible debenture funding activity during the 2009 and 2008 fiscal years.

The Company incurred a loss on the settlement of debts in the amount of $885,292 during the year ended March 31, 2009 (2008 $0) with respect to the renegotiation and settlement of certain portions of convertible notes issued in July 2008.

Investor relations fees decreased $88,793 to $782,749 (2008 - $871,542) for the year ended March 31, 2009 as a result of the Company employing a decreasing number of third party consultants in advisory, business consulting services, and  investor relations activities.

Professional fees increased by $92,946 to $524,216 for the year ended March 31, 2009 from $431,270 for the year ended March 31, 2008.  The increase is primarily attributable to costs associated with increased finance activity and costs relating to complex financial accounting issues, as well as intellectual property legal services, and technology acquisition negotiations between the respective years.

Advertising and media development was $448,258 during the year ended March 31, 2009 (2008 $1,953,998) with such decrease reflecting the cessation of marketing development relating to the Nova Skin Care System.

Office and miscellaneous expenses increased $154,311 to $389,128 for the year ended March 31, 2009 from $234,817 for the year ended March 31, 2008. The increase is due to emphasis on project development initiatives in the Company’s UK subsidiary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

As a result of the issuance of options to directors, officers, employees and consultants the Company incurred stock option compensation expenses of $260,530 during the year ended March 31, 2009 (2008 - $990,305).

Travel expenses decreased by $55,024 to $236,441 (2008 - $291,465) for the year ended March 31, 2009 as a result of decreased activity in all of the Company’s operations, decreased number of active development projects, as well as cost streamlining due to global economic circumstances.

Amortization increased $134,155 to $181,618 (2008 - $47,463) for the year ended March 31, 2009 as a result of an increasing asset base and depreciation charges related thereto.

Rent expenses increased $53,120 to $131,038 for the year ended March 31, 2009 from $77,918 for the year ended March 31, 2008. The increase in rent costs incurred relates to our new offices and operations located in the United Kingdom.

Filing and transfer agent expenses decreased $22,350 to $22,150 for the year ended March 31, 2009, from $44,500 for the year ended March 31, 2008. The decrease is primarily attributable to costs associated with the proportionate decrease of financing and business activity during the 2009 fiscal year.

Insurance expense decreased to $19,640 for the year ended March 31, 2009, from $71,071 for the year ended March 31, 2008. The decrease is primarily attributable to the rebate of 2008 insurance costs received in the year ended March 31, 2009 and associated decreased insurance coverage required which was prorated over both 2008 and 2009 fiscal years.
Interest relating to long term debt decreased to $4,223 (2008 - $15,480) due to the payout of all long term debt in July, 2008.

Other Income and Expenses

Interest income for the years ended March 31, 2009 and March 31, 2008 were $19,491 and $10,805 respectively.

As a result of staffing cuts in our El Paso facility and due to the specialized nature of buildings and equipment, the Company impaired the carrying value of certain of its fixed assets relating to our El Paso, Texas operation; the Company’s fixed assets and land were valued at a net book value of $1,070,216 (2008 - $1,135,108) during the year ended March 31, 2009, and a one time write down of assets in the amount of $509,892 was incurred (2008 - $0).

Due primarily to fluctuations in the United States dollar the foreign exchange loss for the year ended March 31, 2009 was $2,027,804.  For the year ended March 31, 2008 the Company had a foreign exchange gain of $611,133.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2009 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $17,855,490 to $42,173,129 for the year ended March 31, 2009 from $24,317,639 for the year ended March 31, 2008.

Our working capital deficit decreased to $2,101,443 from $5,094,440 for the year ended March 31, 2009 representing a $2,992,997 decrease over the year ended March 31, 2008. Even though this decrease stemmed primarily from debt settlement and restructuring initiatives, as described in Note 1 to our March 31, 2009 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company continues to explore additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

During the year ended March 31, 2009, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$1,951,600 through private placements of equity comprised of common shares and warrants, US$191,664 from warrant exercises, US$2,168,000 from convertible debentures issuances, and approximately $1,662,578 in promissory notes, and short term advances.

During the year ended March 31, 2008, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$5,129,636 through private placements of equity comprised of common shares and warrants, US$367,671 from warrant and share option exercises, and US$1,291,000 from convertible debentures, promissory notes, and short term advances.

During the year ended March 31, 2009, we issued 16,667 common shares for technology valued at US$180,000, and issued 275,731 common shares for convertible note conversions received of US$1,422,206 in interest and principal.

Long term debt decreased from $158,612 at March 31, 2008 to $0 at March 31, 2009 as a consequence of freeing a first secured interest in the Company’s El Paso property in favour of holders of our July 2008 convertible note debt financing.

Our advances and amounts due from related parties decreased by $1,303,871 to $186,645 as at March 31, 2009 (2008 - $1,490,516) due to debt settlements made with debt holders on March 31, 2009 for common share equity as part of corporate restructuring initiatives.

Convertible notes decreased as at March 31, 2009 to $11,228 from $5,202,741 at March 31, 2008 due to debt settlements made with debt holders on March 31, 2009 for common share equity as part of corporate restructuring initiatives.  Certain remaining principal portions of the notes were optioned to the Company until December 31, 2009 and were reclassified as secured promissory notes.

Promissory notes increased from $270,167 at March 31, 2008 to $2,643,514 at March 31, 2009 owing in part to reclassification of certain remaining principal portions of the July 2008 convertible notes to promissory notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of US$400,000 of the July 2008 convertible notes in cash on June 2, 2009, and the receipt of US$500,000 as part of a private placement with a single investor which was later converted to common shares on July 17, 2009.

Accounts payable and accrued liabilities increased slightly to $541,802 at March 31, 2009 from $536,563 at March 31, 2009.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $644,463 as at March 31, 2009.  As at March 31, 2009, inventories related to the Company’s Tomorrow Garden project in the aggregate of $34,072 (2008 - $nil).

Prepaid expenses as at March 31, 2009 of $102,670 (2008 $2,119,546) include $16,606 (2008 - $2,015,837) related to the deferred portion of business consulting and investor relations services agreements with the balance of $86,064 (2008 - $103,709) consisting of in prepaid insurance and rental deposits.

As at March 31, 2009, accounts receivable of $920,235 consists of $812,048 due from Global Green Solutions, the Company’s joint venture partner in Vertigro Algae, with the balance primarily due from value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company, as well as receivables relating to Tomorrow GardenTM sales.  As at March 31, 2008, accounts receivable of $462,156 consisted primarily of amounts due from the Company’s product fulfillment agent, GSI Commerce, Inc. (formerly Accretive Commerce Inc.) from test sales relating to the Company’s Nova Skin Care System, value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company.

Restricted cash as at March 31, 2008 consisted of certificates of deposit and interest earned of $108,471 that were pledged to secure long term debt relating to our purchased lands in El Paso. Restricted cash as at March 31, 2009 was $0 due to long term debt being paid in full in July, 2008 resulting in restricted cash being freed for corporate use.

During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $509,892 (2008 $0) was in addition to $181,618 (2008 $47,463) in amortization in the statement of operations for the year ended March 31, 2009.

As at March 31, 2009, we had $224,769 in cash (2008 - $163,437) and we currently have approximately $46,000 in cash as at September 15, 2009.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

Details of the convertible notes are as follows:

Convertible note continuity:

	US $						CDN $
	Balance	2009	2009	2009	2009	Balance	Balance
	March 31,	Issued	Equity	Interest/	Conversions/ Conversions/	March 31,	March 31,
Date of Issue	2008	Principal	Portion	Penalty	Repayments*	2009	2009

July/August 2005 (Note 10(a))	$259,825	$0	$0	$15,647	$(275,472)	$0	$0
April 2006 (Note 10(b))	534,442	0	0	29,287	(563,729)	0	0
April 2006 (Note 10(c))	85,542	0	0	4,673	(90,215)	0	0
December 2006 (Note 10(e))	1,659,782	0	0	150,544	(1,810,326)	0	0
January 2007 (Note 10(f))	1,569,183	0	0	468,170	(2,037,353)	0	0
August 2007 (Note 10(g))	678,567	0	0	102,260	(780,827)	0	0
September 2007 (Note 10(h))	297,433	0	0	154,295	(442,826)	8,902	11,228
July 2008 (Note 10(i))	0	2,168,000	(1,315,003)	1,262,529	(2,115,526)	0	0
	$5,084,774	$2,168,000	$(1,315,003)	$2,187,405	$(8,116,274)	$8,902	$11,228

	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest/		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

August 2005	$316,957	$0	$0	$22,389	$(79,521)	$259,825	$265,583
April 2006	495,607	0	0	38,835	0	534,442	546,841
April 2006	79,115	0	0	6,427	0	85,542	87,527
December 2006	670,486	0	0	989,296	0	1,659,782	1,698,289
January 2007	813,084	0	0	967,767	(211,668)	1,569,183	1,605,558
August 2007	0	650,000	(230,007)	258,574	0	678,567	694,310
September 2007	0	391,000	(213,249)	119,682	0	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741
* Includes commitments to convert the remaining amounts into common shares

US $1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, during July and August 2005 the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 50,741 common shares of the Company at a price per share of US$9.00; and (ii) up to an additional 50,741 common shares of the Company at a price per share of US$18.00. Under their original terms, the holders of the convertible notes could elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; and (ii) US$9.90. Accrued and unpaid interest may be converted into common shares of the Company at US$9.00 per share.  The Company may, subject to notice provisions and the common shares trading above US$27.00 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non-cash financing expense of $1,328,337. These convertible notes were unsecured and due on demand.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US$9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US$13.50 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007.

During the year ended March 31, 2009, principal of US$92,281 and interest of US$9,423 were converted to 14,845 common shares and interest of US$15,647 (2008 – US$22,389) was accrued on the unconverted principal balance of these convertible notes during the year.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties comprising remaining unpaid elements of this convertible note aggregating US$173,768 for 595,006 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 595,006 common shares were subsequently issued on May 11, 2009.

US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 shares of the Company’s common stock at a price per share of US$9.00; and (ii) up to an additional 40,864 shares of the Company’s common stock at a price per share of US$18.00. Subject to certain limitations under their original terms, the principal amount of the notes, together with any accrued interest could be converted into shares of the Company’s common stock at the lesser of:

(i)	70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; or

(ii)
US$9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature.

These convertible notes were unsecured and due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 shares of common stock; (iii) three-year warrants to purchase up to 6,129 shares of common stock at a price per share of US$9.00; and (iv) three-year warrants to purchase up to 10,215 shares of common stock at a price per share of US$13.50.

During the year ended March 31, 2009, convertible notes and interest of US$460,679 were converted to 111,751 common shares and interest of US$21,312 (2008 – US$38,835) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties comprising remaining unpaid elements of this convertible note aggregating US$103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 473,101 common shares were subsequently issued on May 11, 2009.

US $82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 6,089 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US$13.50 per share. These convertible notes are unsecured and due on demand.

During the year ended March 31, 2009, convertible notes and interest of US$64,410 were converted to 17,994 common shares and interest of US$4,673 (2008 – US$6,427) was accrued on the unconverted principal balance of these convertible notes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties comprising remaining unpaid elements of this convertible note aggregating US$25,715 for 106,443 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 106,443 common shares were subsequently issued on May 11, 2009.

Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty day period after which the Company was obligated to file a registration statement  and further reduce the warrant price of certain of the warrants issued by US$1.80. As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense.  An aggregate of 189,299 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$9.00, US$13.50 and US$18.00 to US$7.20, US$11.70 and US$16.20, respectively.  In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing.

US $1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 111,112 shares of the Company’s common stock at a price per share of US$9.00; and (ii) up to an additional 111,112 shares of the Company’s common stock at a price per share of US$18.00.  Subject to certain limitations, the terms of the notes provided that the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock, at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common stock for the ten trading days prior to conversion; or (ii) US$9.90.  The convertible notes carried a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$27.00 per share for at least twenty consecutive trading days and there has otherwise been no default.  These convertible notes are unsecured and due on demand.  The common stock purchase warrants may be exercised on a cashless basis.  After December 31, 2007, this convertible note began accruing interest at the rate of 15% per annum.

The right of the note holders to convert into the Company’s common stock is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US$150,544 (2008 - US$989,296) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes; the principal portion of the notes was increased owing to the accretion of interest expense in the same amount relating to convertible debenture equity conversion component.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US$1,500,000 and accrued interest of US$310,326 comprising remaining unpaid elements of this convertible note aggregating US$1,810,326 for 4,525,807 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009.

US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes.  The convertible notes matured on December 11, 2008, and carry interest at 6% per annum and are unsecured.  The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US$9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US$12.60 per share until December 11, 2008.  The notes and any accrued interest were callable by the Company at any time after December 11, 2007 by providing thirty days’ written notice to the note-holders. Interest on the notes was compounded annually and cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term.  At the discretion of the note-holders, interest on the notes was payable in either cash or units at US$9.00 per unit. In connection with this financing, the Company paid consultants US$108,000 in cash and issued 7,500 units exercisable at US$9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$12.60 per share until December 11, 2008.  The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it has failed to do.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 during the year ended March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.

During the year ended, March 31, 2009, convertible note principal and accrued interest in the aggregate amount of US$709,995 was converted into 78,888 common shares and convertible note principal and accrued interest in the aggregate amount of US$28,238 was traded for new 10% interest convertible notes that convert automatically into units at a conversion price of US$0.40 per unit on the effective date of the reverse share consolidation where each unit is comprised of one common share and one 2-year share purchase warrant to purchase an additional common shares at $0.60 per share for a two year term from the date of issue of the units.

During the year ended March 31, 2009, the Company accrued US$468,170 (2008 - US$967,767) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, and accrued interest comprising remaining unpaid elements of this convertible note aggregating US$1,299,120 for 3,247,797 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 3,247,797 common shares were subsequently issued on May 11, 2009.

US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party.  The convertible note bears interest at 6% with both interest and principal convertible at the option of the lender into units at US$10.80 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$13.50 to purchase an additional common share.  After November 25, 2008, this convertible note accrued interest at the rate of 15% per annum.

The Company was required to register for trading the securities underlying the conversion features of this convertible note on a best-efforts basis but failed to do so within terms agreed.  A one-time financial penalty of US$28,567 for failure to register the securities underlying this convertible note within 180 days from the date of issuance was incurred in the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common stock was subject to the contractual agreement between parties that any conversion by the note-holder may not lead, at the date of such conversion, to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US$102,260 (2008 - US$258,574) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest comprising remaining unpaid elements of this convertible note aggregating US$780,827 for 1,952,066 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009.

US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Under the original terms, both interest and principal may be converted at the option of the lender at any time at US$10.80 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$13.50 to purchase an additional common share for a two-year term from the date of conversion.

The Company was required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis but has failed to do so within terms agreed.  A one-time financial penalty of US$23,460 for failure to register the securities underlying this convertible note within 90 days from the date of issuance has been incurred during the year ended March 31, 2008.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

During the year ended March 31, 2009, the Company accrued US$154,295 (2008 - US$119,652) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US$7,500 of the principal on these convertible notes and, subsequent to year end, paid the balance of US$7,500 in principal and US$1,402 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest comprising remaining unpaid elements of this convertible note aggregating US$435,326 for 1,024,667 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 1,024,667 common shares were subsequently issued on May 11, 2009.

US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer.  The debt is convertible into shares of common stock at the lesser of US$9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  The Company issued each purchaser in the private placement two warrants - one warrant being redeemable by the Company and the other being non-redeemable.  The non-redeemable warrants are exercisable at US$9.90 and permit the holder to purchase shares of common stock equal to 100% of the number of shares issuable upon the conversion of the notes calculated on July 21, 2008.  The redeemable warrants are exercisable at US$13.50 and permit the holder to purchase common stock equal to 50% of the number of shares issuable upon the conversion of the notes issued calculated on the closing date.  In total, the Company issued redeemable warrants to purchase an aggregate of 264,506 shares of common stock and redeemable warrants to purchase an aggregate of 132,253 shares of common stock.  Further, the Company issued 24,401 non-redeemable warrants and 12,201 redeemable warrants and US$160,000 in cash fees to close the transaction.  Each non-redeemable warrant is exercisable at US$9.90, and each redeemable warrant is exercisable at US$13.50; warrants carry a term of five years from the date of closing of the financing.  The redeemable warrants may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at $27.00 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US$1,326,959 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•	Issuing a new promissory note with a face value of US$1,323,000 that accrues interest at 12% and is repayable by the Company anytime until maturity on December 31, 2009;
•
settled the non-cash portions of the convertible note  including US$524,884 in prepayment penalty, US$260,160 in original issuer discounts and US$371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US$1,156,815 and agreed to issue 2,892,036 common shares that will be restricted from trading and pooled until January 1, 2010;

•	Repayment of US$400,000 (cash paid May 11, 2009); and
•	Conversion of US$250,000 face value of the original note into 312,500 common shares of the Company.

Each Note holder also agreed to waive any adjustment to the exercise price of the warrants issued to the holders as part of the July 2008 financing that may have resulted from the issuances of shares of Company common stock as part of the Company’s overall debt restructuring and/or from certain other contemplated Company issuances.  However, subject to certain exceptions, the Company agreed that if before March 31, 2010 the Company issues shares of its common stock at a price less than the valuation of the shares issued to each Note holder, that the Company would issue each holder additional shares of Company common stock in a number equal to the difference between the number of shares each holder would have received had the consideration paid to the holder been paid in shares at the lower valuation.

If the US$1,323,000 face amount required to retire these notes is not paid on or before December 31, 2009, the promissory notes revert to the terms and conditions original secured convertible note transaction documents including security agreement originally executed in July 2008 which remain valid and in effect.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

SUBSEQUENT EVENTS TO MARCH 31, 2009

Unless otherwise noted in this annual report, the following events occurred after March 31, 2009:

(a)
On April 1, 2009 through June 22, 2009, the Company received subscriptions to a 10% convertible promissory note in the aggregate of US$176,240. The note and accrued interest have been converted into units at the rate of US$0.40 per unit.  Each unit consists of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share for a two year term. On July 17, 2009, the Company issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and accrued interest of US$3,777, and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011.

(b)	On May 9, 2009, the Company completed a series of debt settlements that settled $10,806,780 in aggregate debt as at March 31, 2009 by issuing 29,516,951 post reverse consolidation shares.

(c)	On May 9, 2009, the Company issued 312,500 common shares at US$0.80 per share pursuant to secured convertible note principal conversions received in the amount of US$250,000.

(d)
On May 22, 2009, the Company received a subscription to a 10% convertible promissory note in the amount of US$1,500,000 from a single subscriber to complete a staged financing by a single subscriber.  The note and accrued interest is convertible into units of equity at the rate of US$0.125 per post consolidated unit.  Each unit is comprised of one restricted common share and one share purchase warrant to purchase an additional restricted common share at US$0.45 per post reverse consolidated share for a one year term from the date of conversion.  The warrants may be exercised on a cashless basis.  On July 17, 2009, the Company issued 16,303,562 common shares and 5,434,521 warrants to purchase an additional restricted common share at US$0.45 for a one year term from the date of issue pursuant to conversion of the US$1,500,000 and a further US$500,000 received during the year ended March 31, 2009 together with accrued interest of US$37,945.

(e)
On May 29, 2009, retroactive to April 1, 2009, the Company executed an agreement to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden™ plant kit technology, all previously obtained under master license arrangements with Pagic LP, a company controlled by the Company’s past President.  The conditional sales agreement between the Company, Glen Kertz, Pagic LP, and West Peak Ventures of Canada Ltd., provides full ownership of all patents rights, know how, trademarks, research and development, improvements, test and development data, and all other intellectual property rights for VertiCrop™ and Tomorrow Garden™ technologies (the “Technologies”). The agreement terminates the previous master license agreements between Valcent and Pagic LP, and replaces all financial obligations the Company had under that agreement including annual payments, royalty burden, and all other associated licensing costs.  The Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the agreement. The US$2,000,000 is payable on a cumulative basis plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US$12,000 per month until US$2,000,000 has been paid.  The Company has up to 10 years to make the total payment, with the ownership of the Technologies remaining in escrow until fully paid or Company defaults in making payments, with the Technologies reverting back to Glen Kertz and Pagic LP.  The Company paid $153,295 since execution of the agreement.

(f)
On July 16, 2009, the Company effected a reverse share consolidation of its common shares on a one new share for eighteen old shares basis. The Company’s trading symbol changed to VCTZF on this date and its CUSIP number changed to 918881202.

(g)	On July 31, 2009, the Company issued an aggregate of 75,000 common shares valued at US$43,500 pursuant to obligations under a public relations agreement and an internet based services agreement.

YEAR ENDED MARCH 31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007

Operating Results

For the year ended March 31, 2008, the Company focused on (i) the development of a commercial algae biomass  technology via a joint venture with Global Green (the “Vertigro Project”), (ii) the development of our High Density Vertical Growth System designed to more efficiently produce vegetables and other plant crops, (iii) the development and test marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary, (iv) the development of product inventories and direct test and sales initiatives and product introduction promotion relating to our Nova Skin Care System, (v) ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives, and (vi) a series of private offering transactions with institutional and other investors, pursuant to which we raised US$5,129,636 through private placements of equity comprised of  common shares and warrants, US$367,671 from warrant and share option exercises, and US$1,291,000 from convertible debentures, promissory notes, and short term advances.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

For the year ended March 31, 2007, we focused (i) the development of our algae technology via a joint venture with Global Green, (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, and (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) on a series of related private offering transactions with institutional and other investors, pursuant to which we raised $4,817,114 through the issuance of convertible debentures and $1,028,266 from the issuance of common shares.

We incurred losses of $12,712,358 for the year ended March 31, 2008, as compared to $8,138,393 for the year ended March 31, 2007.

Revenues

For the years ended March 31, 2008 and March 31, 2007, revenue in connection with Nova Skin Care Systems product sales testing was netted against product development costs.   The Company generated approximately US$598,775 (2007 $nil) in cash related to the Nova Skin Care system which has been netted against product development costs.

Interest income for the years ended March 31, 2008 and March 31, 2007 was $10,805 and $25,704 respectively.

The foreign exchange gain for the years ended March 31, 2008 and March 31, 2007 was $611,133 and $6,993 respectively.

Operating Expenses

Product development expenses increased by $2,519,014 to $4,081,435 for the year ended March 31, 2008 as compared with the year ended March 31, 2007.  The increase was due to the larger scale and scope of a) Nova Skin Care Products marketing and product testing rollout with significant infomercial media advertising costs, b) increased Vertigro research and development costs, c) new development initiatives relating to tissue culture research, plant stimulator technologies, and HDVG System product development, and d) the advent of Valcent EU costs relating to the Tomorrow GardenTM and UK based HDVG System development initiatives, all pursuant to license arrangements acquired in the Pagic Agreements. Product development expenses were $1,562,421 during the year ended March 2007.

In conjunction with convertible debenture financings during the year ended 2008, the Company incurred $2,804,582 in interest, accretion and financing on convertible notes in the twelve month period ended March 31, 2008.  This represents a $78,515 increase from the $2,726,067 that had been incurred during the year ended March 31, 2007 stemming primarily from amortization of convertible debenture funding activity during the 2007 and 2008 fiscal years.

Investor relations fees increased $583,708 to $871,542 (2007 - $287,834) for the year ended March 31, 2008 as a result of the Company employing an increasing number of third party consultants in advisory, business consulting services, and  investor relations activities with the bulk of the increase represented by non-cash stock based compensation.

Professional fees decreased by $281,187 to $431,271for the year ended March 31, 2008 from $712,458 for the year ended March 31, 2007. The decrease is primarily attributable to costs associated with decreased business activity relating to intellectual property legal services, and executive search services between the respective years.

Advertising and media development was $1,953,998 during the year ended March 31, 2008 (2007 $1,092,917) that reflects the more advanced stages of marketing systems development hat include infomercial media purchases in connection with test sales initiatives of our Nova Skin Care System that commenced in December, 2006.

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

As a result of increasing operating capacity and existing and as new project build out at our El Paso, Texas operation, as well as the development of our new Cornwall, UK offices, the Company’s fixed assets and land were valued at a net book value of $1,135,108 (2007 - $348,487) during the year ended March 31, 2008, and incurred a depreciation and amortization charge of $47,463 (2007 - $25,288).

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

Insurance expense decreased to $71,071 for the year ended March 31, 2008, from $78,784 for the year ended March 31, 2007. The decrease is primarily attributable to the rebate of 2007 insurance costs received in the year ended March 31, 2008 and associated decreased insurance coverage required which was prorated over both 2007 and 2008 fiscal years.

Interest relating to long term debt increased to $15,480 (2007 - $8,500) due to a complete year of debt repayments during fiscal 2008 as compared with a partial year of debt repayments during fiscal 2007 in connection with lands acquired for research relating to the Company’s development of its various projects and initiatives.

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange gain of $611,133 (2007 - $6,993) during the year ended March 31, 2008.

Net Loss

Our reported loss increased by $4,573,965 to $12,712,358 ($6.44 basic loss per share) for the year ended March 31, 2008 as compared to $8,138,393 ($7.60 basic loss per share) for the same period ending March 31, 2007.  The increase during the 2008 fiscal year is largely a result of a) the prior period correction in the amount of $3,346,835 pertaining primarily to accounting methods used to value and amortize convertible debenture instruments, and to a lesser degree an adjustment to prepaid expenses and insurance expense for amounts that relate to the 2008 fiscal year-end, b) $365,021 in aggregate expenses associated with increasing scale and scope of product development and marketing initiatives relating to all our projects under development, increasing Company consulting arrangements relating to increasing scale and scope of business operations, as well as expenses our new UK operating offices, and c) the write down of our product license by $1,306,074, all of which was offset by $611,133 of gain relating to foreign exchange accounts and $10,805 of interest income.

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

Our working capital deficit increased to $5,094,440 from $1,600,602 for the year ended March 31, 2008 representing a $3,493,838 increase over the year ended March 31, 2007.

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

As a result of the Nova Skin Care System our inventories were $617,195 as at March 31, 2008 (2007 - $1,236,808).

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2008 COMPARED WITH YEAR ENDED MARCH 31, 2007 - continued

As at March 31, 2008, accounts receivable of $462,156 consists of $374,502 (2007 $30,282) net of allowance for doubtful accounts of $90,263 (2007 $3,798) due from the Company’s product fulfillment agent, GSI Commerce, Inc. (formerly Accretive Commerce Inc.) from test sales relating to the Company’s Nova Skin Care System, ($7,806) (2007 $426,987) due from the Company to Global Green Solutions Inc., the Company’s joint venture partner in the development of the Company’s High Density Vertical Bio-Reactor technology, $51,472 in value added tax owed to the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company of $43,988.

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

We purchased $834,084 (2007 - $310,448) in fixed assets during the year ended March 31, 2008.  During the year ended March 31, 2007, we incurred long term debt in connection with a land purchase.  As at March 31, 2008, we owed an aggregate of $174,862 relating to this debt (2007 - $209,114).

As at March 31, 2008, we had $163,437 in cash (2007 - $314,972) and we currently have approximately $755,000 in cash as at August 6, 2008.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

CAPITAL COMMITMENTS

Not  applicable.

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

Research and Development, Patents and Licenses

The Company has engaged in a variety of different projects during the last three years as described in this annual report.  The Company has incurred product development costs in the aggregate as follows:

Year	Amount
2007	$1,562,421
2008	4,081,435
2009	8,238,999
Total	$13,882,855

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2009, we had the following known contractual obligations noted in this report or financial statements dated March 31, 2009:

On November 16, 2007, our wholly owned subsidiary, Valcent EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550 (CDN$24,020).  There were 8 years and 7.5 months remaining on the lease as at March 31, 2008.

Fiscal yearly commitments are as follows:

2010	$96,081
2011	96,081
2012	96,081
2013	96,081
2014	96,081
Thereafter	348,295
$828,700

On May 5, 2008, Vertigro Algae Technologies, LLC (“Vertigro Algae”) executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,667 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.

Effective April 1, 2009, the Company executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, Pagic and West Peak. Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common shares on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to the vendors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as of the date of March 31, 2009. Unless otherwise stated, the address for each of our directors and executive officers is c/o Valcent Products Inc., Suite 1010 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 (Canada).

Name	Age	Position

M. Glen Kertz (1)	56	Former Chief Executive Officer, President, Chairman of the Board and Directors (resigned April 9, 2009)

F. George Orr (2)(3)	48	Chief Financial Officer, Secretary and Director

Gerry Jardine	58	Director

Naveen Aggarwal	51	Director

George Stapleton	55	Director

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

(1)
Appointed President, Chairman of the Board and a director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as President and Secretary, on July 31, 2005. Appointed Chief Executive Officer by resolution of the board of directors in accordance with Section 121 of the Business Corporations Act (Alberta), and Section 6 of our bylaws on November 30, 2005. Resigned on April 9, 2009.

(2)
Appointed director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Larry F. Robb and Malcolm E. Rogers Jr., on July 23, 2005.

(3)
Appointed Secretary by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta), following the resignation of Douglas E. Ford as acting President and Secretary, on July 31, 2005. Appointed Chief Financial Officer by resolution of the board of directors in accordance with Section 121 of the Business Corporations Act (Alberta), and Section 6 of our bylaws on November 30, 2005. As of April 9, 2009, Mr. Orr began serving as our acting Chief Executive Officer.

M. Glen Kertz — Chief Executive Officer, former President, Chairman of the Board and Director

In October 1985, Glen Kertz founded Gruppe Inc., a privately held tissue culture laboratory and growing operation, which he owned until January 1987. From October 1987 to May 1991, Mr. Kertz was the President of AgriStar, a publicly traded company that produced a gas permeable membrane for cell culture laboratories, and, from June 1999 to July 2004, Pagic, Inc., a consulting business management and development company. In addition, from June 1999 to July 2004, Mr. Kertz served as the President and a director of Nettron.com, Inc., predecessor to Valcent Products Inc., in July of 2005 he was appointed President, Chairman of the Board and a director, and, in November of 2005, he was appointed Chief Executive Officer of Valcent Products Inc. Mr. Kertz resigned from all officer positions and as a director of the Company effective April 9, 2009.

F. George Orr, C.A. — Chief Financial Officer, Secretary and Director

F. George Orr is a self-employed Chartered Accountant with over fifteen years of accounting and consulting experience in private and public company administration, governance, audit procedures and reporting requirements. In July of 2005, he was appointed Secretary and a director, and, in November of 2005, he was appointed Chief Financial Officer of Valcent Products Inc. Mr. Orr holds a Bachelor of Commerce from St. Mary’s University, Halifax. Mr. Orr serves as a director, since August 9, 2007, of Pacific Copper Corp., a US based public mining company engaged in copper exploration in Peru and Chile, and also a serves as a director, since December 2006, of Mega West Energy Corp., a public heavy oil exploration and production company.  Both these companies trade on the over the counter bulletin board in the United States. Additionally, Mr. Orr provides advisory services to a number of other reporting issuers and private companies.

Gerry Jardine — Director

Gerry Jardine is the President/Chief Executive Officer and a director of Silica Resources Corp. since January 31, 2008, a company involved in molybdenum exploration in the United States. Mr. Jardine also is a member of the Investor Relations team at Sweetwater Capital. Mr. Jardine was president and chief executive officer and a director of New Pacific Ventures from 2001 to 2006. From 1999 to 2004, he was the secretary/treasurer and a director of Prefco Enterprises Inc., a public Canadian construction/development company. From 1989 to 2003, Mr. Jardine was the president and chief executive officer and a director of Truax Venture Corporation, a Canadian public exploration company. Additionally, from 1996 to 2003, Mr. Jardine was the president of Amcan Fiscal Consultants Inc., a private consulting company. From 1986 to 1997, Mr. Jardine was the president and chief executive officer and a director of PowerTech Industries Inc., a Canadian public company involved in the manufacture and sales of HVAC equipment. Over the past twenty-four years, Mr. Jardine has also served as a director to more than half a dozen other companies, mainly operating in resource industries.

Naveen Aggarwal - Director

Naveen Aggarwal is currently engaged in Business Development with Teletrips, Inc. He has also been engaged as an associate with Sweetwater Capital, responsible for the evaluation of opportunities and the subsequent provision of advisory support to ensure success. Currently Naveen is on the Board of Directors of FourSpots Inc., Infolinx Communications Ltd., Valcent Products Inc., , and Verrus Mobile Technologies Inc. Mr. Aggarwal was the Senior Vice President of Sales and Marketing at Active Intelligence Corp., a company which specializes in the systems integration of Oracle Retail’s (Retek) retail solutions portfolio. As Senior Vice President of Sales & Marketing for Active Intelligence, Mr. Aggarwal established the company as the sole delivery partner for Oracle Retail (Retek) training for North America . Mr. Aggarwal has held senior level positions at many leading international companies including Sun Microsystems, Quest Software, Netscape Communications and Northern Telecom. Mr. Aggarwal received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

George T. Stapleton, II - Director

Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975. Mr. Stapleton is the Managing Member of Silicon Solutions LLC. He is a director of our Company and a director of MegaWest Energy Corp. and Exousia Advanced Materials, Inc. He was formerly the President and remains a director since 2004 of E-T Energy Ltd., a private Canadian company testing an electro-thermal approach to the production of bitumen from the Athabasca tar sands. From 2000 to 2002 he was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC. He was President - Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of the company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, operating primarily in Southeast Asia. Before Asian Tiger, Mr. Stapleton spent 19 years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager – Business Development and Project Management where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2009.

	Annual Compensation		Long Term Compensation

Name and Principal Position	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)

M. Glen Kertz (1) Former CEO, President and Director	—	$301,948	16,667	—

F. George Orr (2) CFO, acting CEO, and Director	—	$36,000	—	—

Gerry Jardine (3) Director	—	$108,675	—	—

Naveen Aggarwal (4) Director	—	$93,746	—	—

George Stapleton (5) Director	—	—	—	—

(1)
During the year ended March 31, 2008, Pagic LP, a company affiliated with Glen Kertz, was paid or accrued amounts as shown for product development, expenditures inclusive of service related fees and royalties under various license agreements between the Company and Pagic LP. In addition, a further 16,667 common shares were agreed to be issued under the Technology License Agreement dated May 5, 2008 between Pagic LP, West Peak Ventures of Canada Ltd., and the Company. These shares were issued during the year ended March 31, 2009. In addition, additional accrued amounts due as at March 31, 2009 in the amount of US$156,519 were settled on March 29, 2009 for 391,298 common shares to Pagic, with such shares issued on May 11, 2009.

(2)
Accrued amounts due as at March 31, 2009 for fees, interest, convertible debenture prepayment penalty, original issuer discount on convertible notes, debt advances and promissory notes paid to the Company, and other amounts due aggregating US$336,586 were settled on March 29, 2009 for 1,085,690 common shares to Mr. Orr, with such shares issued on May 11, 2009.

(3)	Mr. Gerry Jardine received amounts owing for consulting services to a related company.

(4)
Mr. Naveen Aggarwal received amounts for consulting services performed. Partial amounts accrued due as at March 31, 2009 in the amount of $23,428 were settled on March 29, 2009 for 46,875 common shares, with such shares issued on May 11, 2009.

(5)
Amounts owing to Mr. Stapleton from a convertible note and interest due as at March 31, 2009 in the amount of US$73,544 were settled on March 29, 2009 for 183,860 common shares, with such shares issued on May 11, 2009.

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

 Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of our audit committee include George Stapleton, Naveen Aggarwal, and F. George Orr, and we presently have, and will continue to have, one member, F. George Orr, who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F). Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management regularly throughout the fiscal year.

We have no formal compensation committee.

EMPLOYEES

As at September 15, 2009, Valcent Manufacturing Ltd. had 3 full time employees, and also retained consultants as required.

As at September 15, 2009, Valcent Products EU Limited had 12 full time employees/consultants.

As at September 15, 2009, Valcent Products Inc. had 8 consultants, all of which provided services on a part time basis.

Consultants

Our key consultants and their primary responsibilities are as follows:

Chris Bradford, the Managing Director of Valcent Products EU Limited is responsible for UK business operations and the Company’s Tomorrow GardenTM retail plant sales initiative, as well as development of the Vertigro HDVG system market development and sales rollout.

F. George Orr - Mr. Orr holds a Bachelor of Commerce from St. Mary’s University, Halifax. He is a self-employed Chartered Accountant with over fifteen years of accounting and consulting experience in private and public company administration, governance, audit procedures and reporting requirements. In July of 2005, he was appointed Secretary and a director, and, in November of 2005, he was appointed Chief Financial Officer of Valcent Products Inc.  On April 9, 2009, Mr. Orr began serving as our acting CEO.

Gerry Jardine – Mr. Jardine has served as officer and director to many different public and private companies in Canada and the United States.  Mr. Jardine has active participation and management of the Company as to its various development initiatives.

Tim Brock – Mr. Brock holds a B.A. in Economics from the University of British Columbia and has in-depth experience in seed capital funding, initial public offerings and sponsorship on Canadian and American venture stock exchanges.

SHARE OWNERSHIP

The following table sets forth, as of September 30, 2009, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2009.  The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

Name	Amount and Nature of Ownership	Percent of Class*

M. Glen Kertz (1) (resigned April 7, 2009)	603,636	1.22%

F. George Orr (2)	1,222,480	2.46%

Gerry Jardine (3)	136	**	%

Naveen Aggarwal (4)	85,763	**	%

George Stapleton (5)	205,356	**	%

All officers and directors as a group (5 persons)	2,117,371	4.26%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

SHARE OWNERSHIP - continued

*
No director or executive officer has different voting rights from any other holder of our common stock. Based on 49,675,133 shares issued and outstanding at September 30, 2009. Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

**	Beneficially owns less than one percent.

(1)
Consists of shares of common stock beneficially owned through Pagic LP, previously MK Enterprises LLC. Voting and/or investment power over all of these securities is held by M. Glen Kertz as to (i) 16,666 shares of common stock issued pursuant to the VerticropTM technology license agreement, (ii) 391,298 common shares issued on May 19, 2009 from debt settlements for amounts owed at March 31, 2009, and (iii) 195,672 common shares acquired with reference to the July 29, 2005 technology licensing agreement for Nova Skin Care System, Dust Wolf, and Tomorrow Garden technologies.

(2)
Consists of (i) 58,797 shares of common stock directly owned, (ii) 43,234 shares of common stock beneficially owned through this director’s spouse, (iii) 668 shares of common stock and 3,344 warrants exercisable at US$13.50 per share until December 18, 2009 issued pursuant to private placement of units at US$10.80 per share all directly owned, (iv) 1,085,690 shares issued on May 19, 2009 from debt settlements for amounts owed at March 31, 2009, and (v) 20,497 warrants exercisable at US$0.40 until July 21, 2013, and 10,248 warrants exercisable at US$0.40 until July 21, 2013. Share options previously issued were cancelled effective March 31, 2009.

(3)	Share options previously issued were cancelled effective March 31, 2009.

(4)
Consists of (i) 38,888 shares of common stock beneficially owned through this director’s spouse, and (ii) 46,875 shares issued on May 19, 2009 from debt settlements for certain partial amounts owed at March 31, 2009. Share options previously issued were cancelled effective March 31, 2009.

(5)
Consists of (i) 16,666 shares of common stock issued pursuant to private placement of units at US$10.80 per unit in a private company affiliated with this director; corresponding warrants to this private placement have expired, (ii) 183,860 shares issued on May 19, 2009 from debt settlements for certain partial amounts owed at March 31, 2009, and (iii) 4,830 trading shares purchased in market transactions. Share options previously issued were cancelled effective March 31, 2009.

2006 Stock Option Plan

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Stock Option Plan”). The 2006 Stock Option Plan was adopted by the Board of Directors on December 16, 2006 and adopted as amended by the Shareholders of the Company on February 15, 2008.  The 2006 Stock Option Plan allows for share options to be issued to Company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 17% of the Company’s issued and outstanding shares of Common Stock . The plan is designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the Company. The 2006 Stock Option Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. The 2006 Stock Option Plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee. In conjunction with restructuring initiatives, as at March 31, 2009, all share options previously granted were cancelled effective the same date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of September 30, 2009, there were 49,675,133 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 30, 2009. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

MAJOR SHAREHOLDERS - continued

	Shares Beneficially Owned

Major Shareholders	Number	Percent*

Larry Thompson (1)	21,988,080	39.84%

Agosto Corporation Limited (2)	9,726,245	19.58%

West Peak Ventures of Canada Limited (3)	4,738,869	9.54%

Woodburn Holdings Ltd (4)	3,639,829	7.31%

Platinum Long Term Growth VI, LLC (5)	3,503,090	7.01%

Inspeck Crushing Ltd. (6)	2,948,982	5.94%

Total	46,545,095	83.73%

Total Shares outstanding at September 30, 2009	49,675,133

*Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)
Consists of (i) 16,470,227 shares of common stock directly owned, (ii) 13,889 warrants to purchase 13,889 common shares at US$13.50 per share until December 18, 2009, (iii) 69,444 warrants to purchase 69,444 common shares at US$13.50 per share until May 1, 2010, and (iv) 5,434,521 warrants to purchase 5,434,521 common shares at US$0.45 until July 17, 2010.

(2)
Consists of (i) 4,863,123 shares held by Dr. Murphy, (ii) 4,752,011 shares held by Agosto Corporation, and (iii) 111,111 shares held by EXOMS Ltd.  J. Gordon Murphy is the sole shareholder and a control person of both Agosto Corporation and EXOMS and therefore for the purposes of Rule 13d-3 Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation and EXOMS. 4,602,012 shares of common stock beneficially owned by Agosto were acquired in May 2009 upon the settlement of certain debt owed to Agosto by Valcent Products Inc.  These shares of common stock are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits Agosto to dispose of up to 25% of these shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on Agosto’s ability to dispose of the shares.

(3)
Consists of (i) 2,178,184 common shares held by West Peak Ventures of Canada Ltd., a company that Mr. Tim Brock controls, (ii) and 2,560,685 common shares held in the name of Tim Brock. Timothy Brock is the sole shareholder and a control person of West Peak Ventures of Canada Ltd.  These shares were acquired in May 2009 upon the settlement of certain debts owed to West Peak Ventures of Canada Ltd. and Timothy Brock by Valcent Products Inc.  2,738,869 of these shares of common stock are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits to dispose of up to 25% of these shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on West Peak Ventures of Canada Ltd.’s and Timothy Brock’s ability to dispose of the shares.

(4)
Consists of (i) 3,543,533 common shares, (ii) 48,148 warrants to purchase 48,148 common shares at US$9.00 until December 31, 2009, and (iii) 48,148 warrants to purchase 48,148 common shares at US$18.00 until December 31, 2009. 3,543,533 shares of common stock beneficially owned by Woodburn Holdings Ltd. were acquired in May 2009 upon the settlement of certain debt owed to Woodburn Holdings Ltd. by Valcent Products Inc.  These shares of common stock are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits Woodburn Holdings Ltd. to dispose of up to 25% of these shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on Woodburn Holdings Ltd.’s ability to dispose of the shares.

(5)
Consists of (i) 3,201,130 shares of common stock directly acquired in debt settlements with the Company in May, 2009, (ii) 201,307 warrants to purchase 201,307 common shares until July 21, 2010 at US$0.40 per share, and (iii) 100,654 warrants to purchase 100,654 common shares until July 21, 2013 at US$0.40 per share.   These shares of common stock are subject to a lock-up agreement which prohibits their disposition until January 1, 2010.

(6)
Consists of (i) 2,948,982 shares of common stock directly acquired in debt settlements with the Company in May, 2009.   These shares of common stock are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits Inspeck Crushing Ltd. Ltd. to dispose of up to 25% of these shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on Inspeck Crushing Ltd.’s ability to dispose of the shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

MAJOR SHAREHOLDERS - continued

At of September 30, 2009, we had 203 shareholders of record and an estimated 2,300 unregistered shareholders.  As of September 30, 2009, there were 49,675,133 shares of common stock outstanding. United States shareholders held approximately 10,908,737 shares of our common stock, representing approximately 22% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

The following information is provided in connection with all transactions or loans dating back to April 1, 2006 between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (b) associates, (c) individuals owning, directly or indirectly, securities representing an interest in our voting power that gives them significant influence over us, and close members of any such individuals’ families, (d) key management personnel including those persons having authority and responsibility for planning, directing, and controlling our activities, such as directors and senior management and close members of any such individuals’ families, and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Due to related parties includes the following amounts at March 31 in respect to certain of the transactions detailed below:

	2009	2008	2007
(a) Pagic	$0	$189,156	$0
(b) CFO	19,105	158,370	43,500
(c) Consulting services and unsecured loan advances	32,938	73,896	57,364
(d) Consulting services and unsecured loan advances	30,882	1,000,165	784,362
(e) Advertising	0	52,145	17,319
(f) Operational management consulting	103,720	16,784	27,630

	$186,645	$1,490,516	$930,175

Related party transactions not disclosed elsewhere in this annual report are as follows:

	2009	2008	2007
(a) Pagic, a company related by a past common officer and director for:
(i) Net charges for product development expenses including royalties	$301,948	$565,135	$269,455
(ii) Issued 16,667 shares related to technology purchase	190,746	0	0
(iii) Commitment to issue 391,298 common shares for debt settlement	195,570	0	0

(b) The Company’s Chief Financial Officer and director for:
(i) Charges for professional fees	36,000	35,370	33,000
(ii) Exchange of balances for 12% convertible note (Note 10(i))	188,992	0	0
(iii) Net short-term advance, at 8-10% interest per annum	52,605	150,000	0
(iv) Original issuer discount, prepayment penalty and interest prepaid through December 31, 2009	128,889	0	0
(v) Commitment to issue 1,085,690 common shares for debt settlement	370,087	0	0
(c) Charges from private companies with CFO and director in common for:
(i) Office rent	37,800	30,000	7,500
(ii) Consulting fee	160,650	150,000	46,745
(iii) Unsecured loan advances	0	57,364	57,364
(iv) Commitment to issue 114,826 common shares	57,364	0	0
(d) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured loan advances, at 8% interest per annum	2,587,638	977,665	784,837
(ii) Consulting fees	653,290	52,500	0
(iv) Convertible notes purchased	85,460	162,305	0
(v) Exchange of amounts owed at March 31, 2009 for future issuance of 4,722,204 common shares	1,601,528	0	0
(e) Advertising services provided by a private company with a director in common	0	244,861	377,749
(f) A director for:
(i) Operational management consulting and investor relations services
(ii) Commitment to issue 46,875 common shares	202,421	151,825	0
(g) Bonus of 5,555 restricted common shares to a retiring director
(h) A director for:	0	52,889	0
(i) Loans received/repaid during the year with 10% interest	99,390	0	0
(ii) Convertible notes purchased	91,893	0	0
(iii) Commitment to issue 183,860 common shares	191,293	0	0

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

Pagic LP License and Related Transactions

Original Master License Agreements - On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our former Chief Executive Officer, President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow GardenTM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

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

•	20,000,000 shares of our common stock which have been issued;

•	a one-time US$125,000 license fee (paid);

•	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

•	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

•	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)           US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)           the aggregate of the following:

a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	US$10.00 US per Nova Skin Care System unit sold;
➢	US$2.00 per Dust WolfTM unit sold;
➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and
➢	3% of annual net sales of Initial Ancillaries.

•	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

•
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Joint Venture of Algae Related Business Operations - Beginning on October 2, 2006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology named “Vertigro”, an algae biomass technology initiative. Refer to “PLAN OF OPERATIONS, “High Density Vertical Bio-Reactor and Global Green Joint Venture”, and “Technology License Agreement” between Pagic LP, West Peak Ventures of Canada Ltd. (“West Peak”), and Valcent Products, Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

Algae Technology License - On May 5, 2008, Vertigro Algae executed a separate Technology License Agreement (“Technology License”) together with Pagic, West Peak, and the Company’s subsidiary, Valcent, USA Inc.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide “Algae Biomass Technology”.

Discontinued Product Development Lines and Settlement of Licensed Technologies - Of the Initial Products under license as defined above, the Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, and increased corporate focus on life sciences plant growth technologies.  The Company has continued with Tomorrow Garden product development and commercialization thought the VerticropTM Technology Purchase Agreement.

VerticropTM Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to its VerticropTM vertical plant growing technology and Tomorrow Garden kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and know how to the Technologies.  Pursuant to this agreement all previous agreements between the Company and Pagic were terminated and this agreement replaces all financial obligations the Company had with Pagic including annual payments, royalty burden, and all other associated licensing costs. As noted above, all agreement related to the Algae Biomass Technology are with Vertigro Algae and as such survive the termination of all other agreements.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

Global Green Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US $3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses.  The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US $3,000,000 initial funding commitment.  Until such time as the joint venture has fully repaid to Global Green the US $3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently formed Vertigro Algae and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA.  Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in Vertigro Algae and have committed to fund project development costs according to ownership allocation.  Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the Vertigro Algae until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,667 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746 which has been expensed to product development and has accrued its share of the US $50,000 payment due on March 31, 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

For the year ended March 31, 2009, Global Green and the Company incurred a total of US $1,281,712 (2008 – US $5,735,893) in costs related to the Vertigro JV and Vertigro Algae.  During the year ended March 31, 2009, the Company agreed to settle $964,941, related to the Vertigro JV and Vertigro Algae, owing from Global Green through a reduction of accounts receivable which has been included in product development expenses.  Accounts receivable as at March 31, 2009 includes a receivable due from Global Green in the amount of $812,048 (2008 - $404,935).

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

SIGNIFICANT CHANGES

•
Effective April 1, 2009, the Company executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, Pagic and West Peak. Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common shares on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to the vendors.

•
In conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US $10,806,780 representing these balances was settled in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to lock up restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to lock up restrictions until January 1, 2010.

•
On April 1, 2009 through June 22, 2009, the Company received subscriptions to a 10% convertible promissory note in the aggregate of US$176,240. The note and accrued interest have been converted into units at the rate of US$0.40 per unit.  Each unit consists of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share for a two year term from the date of conversion. On July 17, 2009, the Company issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and accrued interest of US$3,777, and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011.

•
On May 22, 2009, the Company received a subscription to a 10% convertible promissory note in the amount of US$1,500,000 from a single subscriber to complete a staged financing by a single subscriber.  The note and accrued interest is convertible into units of equity at the rate of US$0.125 per post consolidated unit on the date upon which the Company effects a reverse share consolidation on the basis of 18 old shares for each 1 new share.  Each unit is comprised of one restricted common share and one share purchase warrant to purchase an additional restricted common share at US$0.45 per post reverse consolidated share for a one year term from the date of conversion.  The warrants may be exercised on a cashless basis.  On July 17, 2009, the Company issued 16,303,562 common shares and 5,434,521 warrants to purchase an additional restricted common share at US$0.45 for a one year term from the date of issue pursuant to conversion of the US$1,500,000 and a further US$500,000 received during the year ended March 31, 2009 together with accrued interest of US$37,945.

•
On July 16, 2009, the Company effected a reverse share consolidation of its common shares on a one new share for eighteen old shares basis. The Company’s trading symbol changed to VCTZF on this date and its CUSIP number changed to 918881202.

ITEM 9. THE OFFER AND LISTING

The table below sets forth certain information regarding the price history of our common shares, including (i) annual high and low market prices for each of the three most recent fiscal years, (ii) quarterly high and low market prices for each full quarter of the two most recent fiscal years, and (iii) monthly high and low market prices for each month of the six most recent months. The prices have been adjusted to reflect a one-for-three common share consolidation effective May 3, 2005 and the further one-for-eighteen common share consolidation effective July 16, 2009.

As of July 16, 2009, our common shares are presently quoted on the United States OTC Bulletin Board, under the symbol “VCTZF” (formerly “VCTCF” and “NTTRF”). Effective May 3, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. and delisted our common shares from the TSX-Venture Exchange, Inc. (formerly The Canadian Venture Exchange), where we had been trading under the symbol “NTT.H”, maintaining only our listing only on the United States OTC Bulletin Board. Prior to our delisting from the TSX-Venture Exchange we had been quoted thereon under the symbol “NTT.H” from August 18, 2003 though May 2, 2005, “NTT.T” from February 18, 2003 to August 17, 2003 and “NTT” prior to February 18, 2003.

Period	OTC Bulletin Board (USD)
	High	Low

Fiscal year ended March 31,
2005	$10.80	$0.54
2006	$17.10	$4.50
2007	$15.20	$7.20
2008	$16.74	$8.10
2009	$13.32	$0.90

Quarter ended
June 30, 2007	$12.06	$9.18
September 30, 2007	$13.86	$9.00
December 31, 2007	$16.74	$9.90
March 31, 2008	$16.20	$8.10
June 30, 2008	$13.32	$9.00
September 30, 2008	$12.06	$6.12
December 31, 2008	$8.10	$3.60
March 31, 2009	$5.40	$0.90
June 30, 2009	$2.34	$0.54
Stock split 18 - 1 July 16-09
September 30, 2009	$2.50	$0.02

Month ended
April 30, 2009	$1.62	$0.450
May 31, 2009	$2.16	$0.670
June 30, 2009	$2.34	$0.550
July 31, 2009	$0.80	$0.02
Stock split 18 - 1 July 16-09
August 31, 2009	$1.00	$0.50
September 30, 2009	$2.50	$1.00

MARKETS

We voluntarily delisted from the TSX Venture Exchange on May 3, 2005. Since May 3, 2005, our common shares were quoted solely on the OTC Bulletin Board, under the symbol “VCTPF”. Since July 16, 2009, our common shares were quoted on the OTC Bulletin Board, under the symbol “VCTZF”.

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

Taxation

ANY TAX ADVICE IN THIS COMMUNICATION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (i) AVOIDING PENALTIES THAT MAY BE IMPOSED ON ANY TAXPAYER OR (ii) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY MATTERS ADDRESSED HEREIN.

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences that may apply to holders and prospective holders of shares of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, (the Code), Treasury Department regulations promulgated thereunder, published Internal Revenue Service (IRS) rulings and administrative pronouncements and court decisions of current applicability, any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. Further, no opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the United States income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term "U.S. Holder" denotes the beneficial owner of one or more shares of our common stock who is:

•	an individual citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that is created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;

•	an estate whose income is taxable in the United States irrespective of source; or

•
a trust if: (a) a court within the United States is able to exercise primary supervision over the administration of the trust; and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address the tax consequences peculiar to, and the term U.S. Holder does not include, persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, persons or entities that have a functional currency other than the United States dollar, shareholders subject to the alternative minimum tax, shareholders who hold our common stock as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, partners and other pass-through entities and persons holding an interest in such entities, and shareholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to U.S. Holders who own shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the consequences peculiar to persons or entities holding an interest in a shareholder or the consequences peculiar to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of our common stock. If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

ITEM 10. ADDITIONAL INFORMATION - continued

EXCHANGE CONTROLS - continued

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

•
to the extent such dividend distributions exceed our current or accumulated earnings and profits, as determined for United States federal income tax purposes, the amount of any distribution so received will:  (i) first be applied to reduce a U.S. Holder's adjusted basis in our common stock, and, as a return of basis, will not be subject to United States federal income tax; and (ii) thereafter, any residual amount of such distribution will be treated as a gain from the sale or exchange of our common stock, which amount is taxable as a capital gain.

•
Any taxable dividends received on shares of our common stock by a U.S. Holder who is an individual, a trust or an estate (an "Individual Holder") will be treated as qualified dividend income, which is subject to tax at preferential rates through December 31, 2010, provided that:

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

•	the Individual Holder has held the common stock for more than 60 days during the 121-day period beginning 60 days prior to the date on which the common stock become ex-dividend; and

•	the Individual Holder is not obligated to make related payments with respect to positions in substantially similar or related property.

Special rules may apply to any extraordinary dividend—a dividend equal to or in excess of 10 percent of a shareholder's adjusted basis, or, under certain circumstances, the fair market value, of a share of common stock—requiring that such a distribution be treated as qualified dividend income. Any loss from the sale or exchange of shares of our common stock with respect to which an Individual Holder has received an extraordinary dividend treated as qualified dividend income will be deemed a long-term capital loss to the extent of such dividend. Taxable extraordinary dividends not treated as qualified dividend income will be taxed as ordinary income, rather than as capital gains.

Foreign Tax Credit

A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of our common stock may be entitled, at his election, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation owning 10 percent or more of our voting stock may be eligible to claim a deemed paid foreign tax credit based on any underlying non-United States income taxes paid by us. The election to credit or deduct foreign taxes is made on a yearly basis and applies to all foreign income taxes paid by, or withheld from, the U.S. Holder during the year.

There are significant and complex limitations applicable to the foreign tax credit and as such we urge you to consult with, and rely upon, your own tax advisor regarding the availability of the foreign tax credit, the deemed paid foreign tax credit available to certain corporations and the application of limitations on the credit in light of your particular circumstances.

Sale, Exchange or other Disposition of Common Stock

Generally, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Subject to certain qualifications and limitations, such gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy this minimum holding period. There are presently no preferential tax rates for long-term capital gains recognized by a corporation.

ITEM 10. ADDITIONAL INFORMATION - continued

EXCHANGE CONTROLS - continued

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

Passive Foreign Investment Company

The status of being a passive foreign investment corporation (a PFIC) depends upon the composition of a company's income and assets and the market value of its assets and shares from time to time.  There is no assurance that we will be considered, or not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of shares in excess of 125 percent of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

Controlled Foreign Corporation

A controlled foreign corporation is a foreign corporation of which more than 50 percent of the stock, by vote or value, is owned, directly, indirectly or constructively, by U.S. Holders each of whom, directly, indirectly or constructively, owns 10 percent or more of the total combined voting power of all classes of stock of the foreign corporation (each a "CFC Shareholder"). If we are a controlled foreign corporation, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of our income at the end of each year. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of our earnings and profits, rather than capital gain, on the sale of his common stock. Our management does not believe that we are a controlled foreign corporation, because U.S. Holders who directly, indirectly or constructively own 10 percent or more of the total voting power of our outstanding common stock do not own more than 50 percent of shares of our common stock.

United States Federal Income Taxation of Non-U.S. Holders

For purposes of this discussion, a beneficial owner of our common stock that is not a U.S. Holder (other than a partnership or entity treated as a partnership for United States federal income tax purposes) is a "Non-U.S. Holder". If you are a partnership, or a partner in a partnership, holding shares of our common stock, we urge you to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of our common stock.

Distributions on our Common Stock

Any distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, any distributions we pay will be subject to United States federal income tax at regular graduated rates if:  (a) those distributions are treated as dividends or capital gains (as previously described with respect to U.S. Holders); (b) are effectively connected with the Non-U.S. Holder's United States trade or business; and (c) if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In addition, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate under an applicable income tax treaty, on the effectively connected earnings of a Non-U.S. Holder that is a corporation.

ITEM 10. ADDITIONAL INFORMATION - continued

EXCHANGE CONTROLS - continued

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain recognized on the disposition of shares of our common stock unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is engaged in a United States trade or business and a gain recognized on the disposition of shares of our common stock is effectively connected with that trade or business, and, if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, such gain will be subject to United States federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate established under an applicable income tax treaty. A Non-U.S. Holder who is: (i) an individual; (ii) present in the United States for 183 days or more in a taxable year; and (iii) who meets certain other requirements will also be subject to United States federal income tax on capital gains recognized during such year, including such gains realized from a disposition of our stock.

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

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's United States federal income tax liability by timely filing a properly completed claim for refund with the IRS.

Material Canadian Federal Income Tax Consequences

The following summary is a general discussion of material Canadian federal income tax consequences that may apply to holders and prospective holders of shares of our common stock that are non-residents of Canada (Non-Canadian Holders). This discussion is based on the Income Tax Act (Canada), the regulations promulgated thereunder, all amendments thereto publicly proposed by or on behalf of the Minster of Finance (Canada) prior to the date hereof, the published administrative practices of the Canada Revenue Agency and on the current provisions Canada-United States Income Tax Convention (1980), as amended (the Canada-US Treaty), any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. No opinion was requested by us, or has been provided by our counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of our common stock to consult with, and rely upon, their own tax advisors in analyzing the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of shares of our common stock.

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more shares of our common stock who is:

•	a non-resident of Canada;

•	holds our common shares as capital property;

•	deals with us at arm's length; and

•	does not use or hold our common shares in or in the course of carrying on business in Canada.

ITEM 10. ADDITIONAL INFORMATION - continued

EXCHANGE CONTROLS - continued

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of shares of our common stock receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25 percent, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rate of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States is:

•	to the extent such holder beneficially owns at least 10 percent of our voting stock, 5 percent of the gross amount of such distribution paid; or

•	to the extent such holder beneficially owns less than 10 percent of our voting stock, 15 percent of the gross amount of such distribution paid.

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

Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of shares of our common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute "taxable Canadian property" as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, our common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless:  (i) the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada; or (ii) the Non-Canadian Holder or persons with whom the Non-Canadian Holder did not deal at arm's-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25 percent or more of the shares of any class of our capital stock.

A Non-Canadian Holder who is resident of the United States and realizes a capital gain on disposition of common shares that are taxable Canadian property will nevertheless, by virtue of the Canada-US Treaty, generally be exempt from Canadian tax thereon unless:  (i) more than 50 percent of the value of the common shares are derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (ii) the common shares formed part of the business property of a permanent establishment that the Non-Canadian Holder has or had in Canada within the twelve months preceding disposition, or (iii) the Non-Canadian:  (A) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during the twenty years, preceding the disposition, and (B) owned the common share when he ceased to be a resident of Canada.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective July 16, 2009, we effected a one-for-eighteen (1:18) reverse stock split which affected all of our shareholders equally but did not modify the rights of our shareholders.

ITEM 15T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of March 31, 2009, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our CFO (our principal financial officer) and our acting CEO (our principal executive officer), who concluded, that because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective as of March 31, 2009.

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

ITEM 15T.  CONTROLS AND PROCEDURES - continued

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

Evaluation of Internal Controls and Procedures Over Financial Reporting

As of March 31, 2009, management assessed the effectiveness of the Company's internal control over financial reporting (ICFR) based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of March 31, 2009 and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency or combination of deficiencies that results more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31, 2009:

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

(2)
Inadequate staffing and supervision within our bookkeeping operations combined with complex accounting transactions. We have three employees or consultants involved in bookkeeping functions in three separate operating subsidiaries where transactional volumes require such services, and we utilize independent consultants on a part-time basis to supplement our accounting staff.  The relatively small number of people who are responsible for bookkeeping functions makes more difficult segregation of duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  In addition complex transactions encountered in the year relating to convertible debentures, and revaluation issues in conjunction with re-structuring initiatives made the accounting function more complex requiring the services of third party outside accounting consultants;

(3)
Outsourcing of significant portions of the accounting operations of our Company.  Because there are no employees at the corporate level in our administration, we have outsourced a portion of the accounting functions of our Company to an independent accounting firm where particular skills are required due to the nature of complex financial transactions especially relating to convertible debenture financings. The employees of this accounting firm are managed by supervisors within the accounting firm, and are not answerable to the Company's management. This is a material weakness because it could result in disconnect between the accounting policies adopted by our Board of Directors and the accounting practices applied by the accounting firm;

(4)
Insufficient installation of information technology to assist in our accounting functions.  Because of a lack of working capital and personnel, we have been unable to upgrade our information technology software and hardware to assist in providing effective controls;

(5)
Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.  A lack of country specific controls and written protocols leading to timely reporting of previously budgeted expenditures;

(6)	Ineffective controls over period end financial disclosure and reporting processes;

(7)	Infrequent ongoing monitoring and a lack of separate evaluations when an effective monitoring and evaluative system is deemed necessary for corporate integrity;

ITEM 15T.  CONTROLS AND PROCEDURES - continued

As of March 31, 2009, management assessed the effectiveness of our ICFR and based on that evaluation, they concluded that, as of March 31, 2009, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our ICFR. However, management believes these weaknesses did not have a material effect on our financial results. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.  We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

We are committed to improving our financial organization. As part of this commitment, we will pending the availability of sufficient funds, (1) appoint one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and will increase our personnel resources; and (3) hire independent third parties to perform expert advice.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during fiscal year ended March 31, 2009 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting.

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations which include but is not limited to the use of independent professionals for advice and guidance, interpretation of existing and/or changing rules and principles, segregation of management duties, scale of organization, and personnel factors. Internal control over financial reporting is a process which involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis, however these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently have, and will continue to have, one audit committee member who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F), F. George Orr. Mr. Orr is not “independent” as that term is defined in Section 803A of the NYSE AMEX Company Guide and SEC Rule 10A-3 under the Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal years ended March 31, 2009 and 2008 were Smythe Ratcliffe LLP, Chartered Accountants of Vancouver, British Columbia.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2009 and March 31, 2008 for professional services rendered by Smythe Ratcliffe LLP, Chartered Accountants, for the audit of our annual financial statements were $142,000 (accruals for 2009 fees) and $118,440 respectively.

  AUDIT RELATED FEES

Smythe Ratcliffe LLP fees for 2008 and 2009 fiscal years related to the audit and review of financial statements not included in “Audit Fees” were $0 and $30,903 respectively.

TAX FEES

The aggregate fees billed in the last two fiscal years for professional tax compliance advice and planning was US$0 (2009) and US$0 (2008).

ALL OTHER FEES

Smythe Ratcliffe LLP fees for other services performed for 2008 and 2009 fiscal years not included in “Audit Fees” or “Audit Related Fees” were $0 and $0 respectively.

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
March 31, 2009 and 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Valcent Products Inc. (a development stage company) as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the three years ended March 31, 2009, 2008 and 2007 and for the period from April 1, 2005 (commencement of development stage) to March 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the three years ended March 31, 2009, 2008 and 2007, and for the period from April 1, 2005 (commencement of development stage) to March 31, 2009, in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 20 which
is as at October 9, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated September 18, 2009, except for note 20 which is as at October 9, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 20 which
 is as at October 9, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31,
	2009	2008
ASSETS		(Note 10(i))
Current
Cash and cash equivalents	$224,769	$163,437
Accounts receivable (Note 8)	920,235	462,156
Prepaid expenses (Note 7)	102,670	2,119,546
Inventories (Note 9)	34,072	617,195

	1,281,746	3,362,334
Restricted Cash (Note 13)	0	108,471
Property and Equipment (Notes 5 and 13)	1,070,216	1,135,108
Product License (Note 6)	1	1

	$2,351,963	$4,605,914

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$541,802	$536,563
Current portion of long-term debt (Note 13)	0	16,250
Promissory notes payable (Note 18)	2,643,514	270,167
Due to related parties (Note 11)	186,645	1,490,516
Convertible notes (Note 10)	11,228	5,202,741
Derivative liability (Note 10)	0	940,537

	3,383,189	8,456,774
Long-term debt (Note 13)	0	158,612
	3,383,189	8,615,386
Shareholders' Equity (Deficiency)
Share capital (Notes 14 and 19)	21,957,516	16,691,282
Contributed surplus (Note 14(f))	5,462,219	4,203,394
Commitment to issue shares (Note 14(c))	16,955,228	0
Conversion component of convertible notes (Note 10)	4,310	2,650,861
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(42,173,129)	(24,317,639)

	(1,031,226)	(4,009,472)

	$2,351,963	$4,605,914

Going concern (Note 1), Commitments (Notes 6, 8, 10 and 12), and Subsequent events (Note 19)

On behalf of the board
                (signed) "F. George Orr"                         Director

                (signed) "Naveen Aggarwal"                  Director

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For Years Ended March 31			Cumulative During Development Stage (April 1, 2005 to March 31, 2009)
	2009	2008	2007
Expenses
Product development costs (Note 16)	$8,238,999	$4,081,435	$1,562,421	$14,568,287
Interest, accretion and financing costs	3,213,003	2,916,958	2,732,977	10,687,777
Loss on settlement of debts (Note 10(i))	885,292	0	0	885,292
Investor relations	782,749	871,542	287,834	1,961,162
Professional fees	524,216	431,270	712,458	1,843,777
Advertising and media development	448,258	1,953,998	1,092,917	3,495,173
Office and miscellaneous	389,128	234,817	281,696	947,766
Stock-based compensation	260,530	990,305	1,127,141	2,911,640
Travel	236,441	291,465	156,498	754,004
Amortization	181,618	47,463	25,288	263,751
Rent	131,038	77,918	65,693	331,420
Filing and transfer agent fees	22,150	44,500	38,883	131,783
Insurance	19,640	71,071	78,784	169,495
Interest on long-term debt	4,223	15,480	8,500	28,203
Loss from Operations	15,337,285	12,028,222	8,171,090	38,979,530
Other (Income) Expense
Write-down of product license (Note 6)	0	1,306,074	0	1,306,074
Interest income	(19,491)	(10,805)	(25,704)	(56,000)
Write-down of property and equipment (Note 5)	509,892	0	0	509,892
Foreign exchange loss (gain)	2,027,804	(611,133)	(6,993)	1,433,633
Net Loss and Comprehensive Loss for Period	(17,855,490)	(12,712,358)	(8,138,393)	(42,173,129)
Deficit During Development Stage, Beginning of Period	(24,317,639)	(11,605,281)	(3,466,888)	0
Deficit During Development Stage, End of Period	$(42,173,129)	$(24,317,639)	$(11,605,281)	$(42,173,129)
Loss Per Share - Basic and diluted	$(6.43)	$(6.44)	$(7.60)
Weighted Average Number of Common Shares Outstanding	2,782,284	1,974,763	1,070,066

See notes to the consolidated financial statements

Valcent Products Inc.
Consolidated Statements of Cash Flows
(A Development Stage Company)
(Expressed in Canadian Dollars)

	For Years Ended March 31			Cumulative During Development Stage (April 1, 2005 to March 31, 2009)
	2009	2008	2007
Cash Provided By (Used In)
Operating Activities
Net loss for period	$(17,855,490)	$(12,712,358)	$(8,138,393)	$(42,173,129)
Items not involving cash
Interest, accretion and financing on convertible notes	3,031,746	2,839,430	2,327,985	9,779,638
Loss on settlement of debts	885,292	0	0	885,292
Stock-based compensation	260,530	990,305	1,127,141	2,911,640
Write-down on property/product license	509,892	1,306,074	0	1,815,966
Common shares issued for product development	190,747	506,869	52,708	750,324
Common shares issued for services	360,038	398,397	174,924	933,359
Commitment to issue shares for services	764,257	0	0	764,257
Extension of warrants	181,048	0	0	181,048
Shares issued for interest and penalties	65,333	4,195	0	69,528
Amortization	181,618	47,463	25,288	263,751
Foreign exchange loss (gain)	1,947,142	(630,984)	0	1,316,158
Changes in non-cash working capital items	2,255,630	732,607	(1,870,635)	1,371,309
	(7,222,217)	(6,518,002)	(6,300,982)	(21,130,859)
Investing Activities
Product license	0	0	0	(306,075)
Property and equipment	(626,618)	(834,084)	(310,488)	(1,843,899)
	(626,618)	(834,084)	(310,488)	(2,149,974)

Financing Activities
Advances from related parties	1,473,880	560,341	860,902	2,811,047
Proceeds from issuance of common shares, net	2,195,785	5,448,774	1,028,266	8,672,825
Promissory notes payable	2,163,016	150,512	115,460	2,428,988
Repayments of long-term debt	(174,862)	(34,252)	(25,440)	(234,554)
Proceeds from issuance of convertible notes	2,171,686	1,100,108	4,817,114	9,653,977
Restricted cash	0	0	117,327	117,327
	7,829,505	7,225,483	6,913,629	21,968,617

Foreign Exchange on Cash Held in Foreign Currency	80,662	(24,932)	0	55,730
(Decrease) Increase in Cash During Period	61,332	(151,535)	302,199	224,547
Cash and Cash Equivalents, Beginning of Period	163,437	314,972	12,773	222

Cash and Cash Equivalents, End of Period	$224,769	$163,437	$314,972	$224,769

Supplemental Cash Flow Information
Shares issued for services	$360,030	$2,414,233	$568,295	$3,395,266
Shares issued for product license	$190,746	$0	$419,401	$610,147
Shares issued for promissory note interest	$65,333	$0	$0	$65,333
Shares issued on conversion of convertible notes	$5,030,345	$532,295	$1,668,363	$7,231,003
Shares issued as bonus to director	$0	$0	$52,708	$52,708
Interest paid	$4,223	$15,480	$8,500	$28,203

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

1.
Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the research and development of consumer and industrial products and processes for global markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $17,855,490 for the year ended March 31, 2009 (2008 - $12,712,358) and as at March 31, 2009, the Company had accumulated deficits of $45,410,499 (2008 - $27,555,009) and a working capital deficiency of $2,101,443 (2008 - $5,094,440).  The Company’s ability to continue as a going concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing (Note 4).

The Company continues to explore additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare System and Dust Wolf products to focus its efforts on its Vertigro and Verticrop technologies.  In addition, effective March 31, 2009, the Company reached an agreement with significantly all its promissory notes and convertible notes holders, and certain related parties to effect a conversion of the outstanding balances into common shares of the Company (Note 14(c)).

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1), which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.
Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  The significant accounting policies used in these consolidated financial statements are as follows:

(a)
Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd. All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 8.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(b)
Research and product development costs

Research costs are expensed as incurred. Development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)
Intangible assets

Intangible assets of the Company include technology and product licenses acquired from third parties. Technology and product licenses are initially recorded at the fair value based on consideration paid and are amortized on a straight-line basis over the estimated useful life of the underlying technologies. The Company reviews the estimated useful lives and carrying values of its technology and product licenses as part of its periodic assessment for impairment of long-lived assets.

The amount shown for technology and product licenses do not necessarily reflect present or future value and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these underlying technologies.

(d)
Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2009 and 2008, cash and cash equivalents consisted of cash on deposit and money market securities.

(e)
Inventories

The Company records inventory at the lower of cost or net realizable value. Fixed production overhead is allocated by the consistent use of either first-in, first-out or the weighted average method to measure inventory. Any previous write-downs are required to be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(f)
Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(g)	Foreign currency transactions and translation The Company presents its financial statements in Canadian dollars. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Income and expense items, at the exchange rate in effect on the date of the transaction.

(h)
Gains and losses arising from the translation of foreign currency are included in operations for the year.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(i)
Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments that would be anti-dilutive.

(j)
Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based awards to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(k)
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

(l)
Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the share price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(m)
Financial Instruments

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

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(n)
Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value, with fair value generally based on future discounted cash flows.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(o)
Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable and when collectability is reasonably assured. Sales during the development stage are netted against product development costs (Note 16).

Interest income is recognized on an accrual basis as earned at the effective rate of interest of the investment over the term to maturity.

(p)	Changes in accounting policies Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”).

(i)
Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy has been included in note 4.

(ii)
Financial Instruments - Disclosures and Presentation

Sections 3862 and 3863 replace Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in notes 3 and 4.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(p)	Changes in accounting policies (Continued)

(iii)	Amendments to Section 1400 – Going Concern

CICA Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s consolidated financial statements.

(q)	Future accounting changes

(i)
International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that the effective date for publicly-listed companies to use IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)
Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior period financial statements will be required. The Company does not expect these changes to have an impact on its consolidated financial statements.

(iii)
Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations” and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(q)	Future accounting changes (Continued)

(iii)
Business Combinations (Continued)

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. Management does not believe these new sections will have an impact on the consolidated financial statements.

3.
Financial Instruments and Risks

The Company has designated its cash and cash equivalents and restricted cash as held-for-trading; accounts receivable as loans and receivables; and its accounts payable and accrued liabilities, promissory notes payable, amounts due to related parties, convertible notes and long-term debt as other financial liabilities.

(a)
Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, promissory note payable and amounts due to related parties approximated their fair values because of the short-term maturity of these financial instruments.

The carrying values of restricted cash and long-term debt approximated their fair values as these financial instruments bore interest at approximate market rates of interest.

Convertible debentures are shown at amortized cost.

(b)	Market risk

(i)	Interest rate risk Interest rate risk consists of two components:

(a)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.	Financial Instruments and Risks (Continued)

(b)
Market risk (Continued)

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

(ii)
Currency risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash, accounts receivable, accounts payable and convertible notes denominated in British pounds and United States dollars as follows:

Cash	£17,200	US$	146,800
Accounts receivable	12,000		637,000
Accounts payable	7,000		468,000
Promissory notes payable	0		2,223,000
Convertible notes	0		7,500

The Company does not use derivatives or other techniques to manage foreign currency risk.

Based on the above net foreign currency exposure as at March 31, 2009 and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against the British pound and US dollar would result in the following increases or decreases in the Company’s loss :

Increase/decrease in net loss – British pound	$2,400
Increase/decrease in net loss – US dollar	$241,500

(c)
Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company is exposed to credit risk with respect to its cash and accounts receivable. The credit risk associated with cash is minimal as cash has been placed with major financial institutions.  The Company is exposed to significant credit risk with respect to accounts receivable as the majority of the amount is due from a joint venture partner.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.	Financial Instruments and Risks (Continued)

(c)
Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at single major Canadian, American and British financial institutions.  The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008

Cash	$224,769	$163,437
Accounts receivable	920,235	462,156

	$1,145,004	$625,593

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  At March 31, 2009, the cash balance of $224,769 (2008 - $163,437) is insufficient to meet the Company’s business requirements for the coming year. Therefore, the Company will be required to raise additional capital or sell one or more of its technologies in order to fund its operations for fiscal 2010.  At March 31, 2009, the Company had the following amounts coming due during the next year:

	Carrying amount	Due date
Accounts payable	$541,802	90 days
Due to related parties	$186,645	90 days
US$400,000 note payable	$504,520	90 days
Convertible note	$46,512	90 days
US$500,000 subscription advance	$630,650	Aug 31, 2009
US$1,323,000 note payable	$1,473,060	Dec 31, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.	Financial Instruments and Risks (Continued)

(e)	Classification of financial instruments

	Loans and Receivables	Held for Trading	Other Liabilities

Cash	$0	$224,769	$0
Accounts receivable	920,235	0	0
Accounts payable	0	0	541,802
Promissory notes	0	2,643,514	0
Due to related parties	0	0	186,645
Convertible notes	0	11,228	0
Total	$920,235	$2,879,511	$728,447

4.
Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products. The Company relies mainly on equity and debt instrument issuances to raise new capital. In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt. Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations. Management reviews the Company’s capital management policy regularly. As part of the strategy to preserve liquidity, the Company has restructured its capital structure and agreed to settle convertible notes, certain convertible notes, certain promissory notes and certain related party balances as of March 31, 2009 with shares (Note 14(c)). The Company’s investment policy is to invest its excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs or fund research and development programs for the next twelve months. The Company will only be able to continue to develop its products with additional equity or debt instrument financing.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

5.	Property and Equipment

	2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$0	$275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$1,843,859	$773,643	$1,070,216

	2008
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$0	$275,240
Building	389,348	4,951	384,397
Equipment	134,895	3,351	131,544
Computer equipment	121,320	31,605	89,715
Furniture and fixtures	89,134	20,684	68,450
Automobiles	39,711	811	38,900
Leasehold improvements	167,593	20,731	146,862
	$1,217,241	$82,133	$1,135,108

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare Systems and Dust Wolf products and determined that certain capital assets used for development of those products had no continuing value to the Company and therefore   wrote down the carrying value of those assets to their net recoverable amounts based on management’s estimate.

The write-down amounting to $509,892 is included in accumulated amortization.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

6.
Product License (Continued)

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 1,111,112 common shares at a deemed cost of US $1,000,000, based on the historical cost of the license, of which 645,110 common shares were issued during the year ended March 31, 2006 and the remaining 466.002 common shares were issued during the year ended March 31, 2007. Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

The Agreement required the Company to pay Pagic and its assignees, royalties of US $10 per Nova Skincare System unit sold, US $2 per Dust Wolf unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company is required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company was required to pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US $37,500 beginning April 1, 2007 and US $50,000 per year thereafter.  To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$ 400,000 per year beginning April 1, 2007.  During the year ended March 31, 2009, $318,250 (2008 - $565,135) was paid or accrued to Pagic under the terms of the license.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. The outstanding royalty and other accrued amounts owing to Pagic in the amount of US $156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010 (Note 14(c)).

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common shares on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to the vendors.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

7.	Prepaid Expenses Prepaid expenses as at March 31, 2009 include $16,606 (2008 - $2,015,837) related to the deferred portion of business consulting and investor relations services agreements.

8.
Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US $3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses.  The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US $3,000,000 initial funding commitment.  Until such time as the joint venture has fully repaid to Global Green the US $3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently organized Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA.  Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation.  Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,667 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746 which has been expensed to product development and has accrued its share of the US $50,000 payment due on March 31, 2009.

For the year ended March 31, 2009, Global Green and the Company incurred a total of US $1,281,712 (2008 – US $5,735,893) in costs related to the Vertigro JV and VAT.  During the year ended March 31, 2009, the Company agreed to settle $964,941, related to the Vertigro JV and VAT, owing from Global Green through a reduction of accounts receivable which has been included in product development expenses.  Accounts receivable as at March 31, 2009 includes a receivable due from Global Green in the amount of $812,048 (2008 - $404,935).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

9.
Inventories

As at March 31, 2009, inventories in the aggregate of $34,072 (2008 - $nil) consists of product relating to the Company’s Tomorrow Garden project and are valued at lower of cost and net realizable value. During the year ended March 31, 2009, the Company discontinued product development relating to its Nova Skincare System and Dust Wolf products and any inventory related thereto amounting to raw materials of $314,012, and finished goods inventory of $330,451 were expensed to product development.

10.	Convertible Notes Details of the convertible notes are as follows: Convertible note continuity:

	US $						CDN $
	Balance	2009	2009	2009	2009	Balance	Balance
	March 31,	Issued	Equity	Interest /	Conversions/	March 31,	March 31,
Date of Issue	2008	Principal	Portion	Penalty	Repayments*	2009	2009

July/August 2005 (Note 10(a))	$259,825	$0	$0	$15,647	$(275,472)	$0	$0
April 2006 (Note 10(b))	534,442	0	0	29,287	(563,729)	0	0
April 2006 (Note 10(c))	85,542	0	0	4,673	(90,215)	0	0
December 2006 (Note 10(e))	1,659,782	0	0	150,544	(1,810,326)	0	0
January 2007 (Note 10(f))	1,569,183	0	0	468,170	(2,037,353)	0	0
August 2007 (Note 10(g))	678,567	0	0	102,260	(780,827)	0	0
September 2007 (Note 10(h))	297,433	0	0	154,295	(442,826)	8,902	11,228
July 2008 (Note 10(i))	0	2,168,000	(1,315,003)	1,262,529	(2,115,526)	0	0
	$5,084,774	$2,168,000	$(1,315,003)	$2,187,405	$(8,116,274)	$8,902	$11,228

	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	$0	$0	$22,389	$(79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	0	0	38,835	0	534,442	546,841
April 2006 (Note 10(c))	79,115	0	0	6,427	0	85,542	87,527
December 2006 (Note 10(e))	670,486	0	0	989,296	0	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	0	0	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	0	650,000	(230,007)	258,574	0	678,567	694,310
September 2007 (Note 10(h))	0	391,000	(213,249)	119,682	0	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741
* Includes commitments to convert the remaining amounts into common shares

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(a)
US $1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, from July 25, 2005 to August 2005 the Company issued one-year, unsecured US $1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 50,741 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 50,741 common shares of the Company at a price per share of US $18.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; and (ii) US $9.90.  Accrued and unpaid interest may be converted into common shares of the Company at US $9.00 per share.  The Company may, subject to notice provisions and its common shares trading above US $27.00 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The share purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which sufficient warrants are exercisable, which will cover the exercise proceeds otherwise payable. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US $9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US $13.50 per share until August 5, 2008.  A total of US $82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007 (Note 10(c)).

During the year ended March 31, 2009, principal of US $92,281 and interest of US $9,423 were converted to 14,845 common shares and interest of US $15,647 (2008 – US $22,389) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $173,768 for 595,006 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 595,006 common shares were issued on May 11, 2009 (Note 14(c)).

(b)
US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US $551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 40,864 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company at the lesser of:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(b)	US $551,666 April 2006 Convertible Note (Continued)

(a)	70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; or
(b)
US $9.90.  The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. The warrants carry a Cashless Conversion Feature.

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US $55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US $9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US $13.50.

During the year ended March 31, 2009, convertible notes and interest of US $460,679 were converted to 111,751 common shares and interest of US $21,312 (2008 – US  $38,835) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 473,101 common shares were issued on May 11, 2009 (Note 14(c)).

(c)
US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US $82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US $13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US $64,410 were converted to 17,994 common shares and interest of US $4,673 (2008 – US $6,427) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US $25,715 for 106,443 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 106,443 common shares were issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(d)
Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days that elapsed after the Company was required to have a registration statement effective, plus a reduction in the warrant price of certain of the warrants issued of US $1.80. As a result of the Company not filing the required registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense.  An aggregate of 189,299 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US $9.00, US $13.50 and US $18.00 to US $7.20, US $11.70 and US $16.20, respectively.  In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing.

(e)
US $1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US $1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 111,112 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 111,112 common shares of the Company at a price per share of US $18.00.  Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company, at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common shares for the ten trading days prior to conversion; or (ii) US $9.90.  The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.  The share purchase warrants may be exercised on a cashless basis.  After December 31, 2007, this convertible note accrues interest at the rate of 15% per annum.

The right of the note holders to convert into the Company’s common shares is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common shares of the Company greater than 9.99%, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $150,544 (2008 – US $989,296) in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US $1,500,000 and accrued interest of US $310,326 for 4,525,807 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(f)
US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes.  The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US $9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US $12.60 per share until December 11, 2008.  At the discretion of the note-holders, interest on the notes was payable in either cash or units at US$9.00 per unit. In connection with this financing, the Company paid consultants US $108,000 in cash and issued 7,500 units exercisable at US $9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US $12.60 per share until December 11, 2008.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.  The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US $120,000 during the year ended March 31, 2007 and a further US $289,973 during the year ended March 31, 2008.

During the year ended, March 31, 2009, principal and accrued interest in the amount of US $709,995 was converted into 78,888 common shares, and principal and accrued interest in the amount of US $28,238 was traded for new 10% convertible notes that convert automatically into units (at a conversion price of US $0.40 per unit on the effective date of the share consolidation, each unit comprised of one common share and one 2-year share purchase warrant to purchase an additional common shares at $0.60 per share for a two year term from the date of issue of the unit).

During the year ended March 31, 2009, the Company accrued US $468,170 (2008 – US $967,767) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US $1,299,120 for 3,247,797 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 3,247,797 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

(g)
US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US $650,000 to a third party bearing interest at 6% per annum.  The convertible note matured on November 15, 2007 and as at March 31, 2009 is due on demand with both interest and principal convertible at the option of the lender into units at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(g)
US $650,000 August 2007 Convertible Note (Continued)

The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best-efforts basis, but failed to do so within 180 days from the date of issuance as agreed.  A one-time financial penalty of US $28,567 was incurred during the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common shares is subject to the contractual agreement between parties that any conversion by the note-holder may not lead, at the date of such conversion, to an aggregate equity interest greater than 9.99% in the common shares of the Company, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $102,260 (2008 – US $258,574) in interest and accreted interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $780,827 for 1,952,066 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009 (Note 14(c))

(h)
US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US $391,000 to third parties.  The convertible notes matured September 30, 2008 and as at March 31, 2009 are due on demand.  Both interest and principal may be converted at the option of the lender at any time at US$10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share for a two-year term from the date of conversion.

The Company was required to register the resale of  the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed.  A one-time financial penalty of US $23,460 was incurred during the year ended March 31, 2008.

During the year ended March 31, 2009, the Company accrued US $154,295 (2008 – US $119,682) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US $7,500 of the principal on these convertible notes. and, subsequent to March 31, 2009, the Company repaid an additional US $7,500 of principal and US $1,402 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $435,326 for 1,024,667 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 1,024,667 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(i)
US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer.  The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable.  The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares.  The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares.  Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs.  The warrants carry a term of five years from the date of closing of the financing.  The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US $1,326,959 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•	Issuing a new promissory note with a face value of US $1,323,000 that accrues interest at 12% and is repayable by the Company any time until maturity on December 31, 2009 (Note 18);
•
Settlement of the non-cash portions of the convertible note including US $524,884 in prepayment penalty, US $260,160 in original issuer discounts, and US $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US $1,156,815 and agreed to issue 2,892,036 common shares that will be restricted from trading and pooled until January 1, 2010;

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company (Note 14(c)).

The terms of the new US $1,323,000 promissory note include the following:

•	If the promissory note is not settled prior to the maturity date on December 31, 2009, the features of the new note revert to those of the convertible note it replaced;
•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(i)
US $2,168,000 July 2008 Convertible Note(Continued)

Convertible notes are classified according to their components. The financial liability representing the obligation to make the interest payments is classified as a debt, and the equity components representing the conversion option and the warrants held by the holder are disclosed in shareholders’ equity under “Conversion component of convertible notes” and “Contributed surplus”, respectively.  The conversion option which does not meet the definition of equity as it is convertible into a variable number of common shares, is disclosed as a derivative liability.

The Company uses the relative fair value method to allocate the proceeds received to the various components. The fair value of the liability component of convertible debentures is obtained by discounting future interest and principal payments by using a rate equal to the rate of similar debentures having no conversion right, and the fair values of the conversion components and the detachable warrants are obtained using the Black-Scholes option pricing model.

Interest expenditure related to the liability component is charged to operations, and the difference between the interest expenditure and its related disbursement representing the increase in the liability component value is credited to the convertible notes due to time-value of money.

During the year ended March 31, 2009, the Company revised its presentation of the conversion option that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008.  This change in presentation had no material impact to the statement of operations.

11.
Related Party Transactions

Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Due to related parties includes the following amounts at March 31 in respect to certain of the transactions detailed below:

	2009	2008
(a) Pagic	$0	$189,156
(b) CFO	19,105	158,370
(c) Consulting services and unsecured loan advances	32,938	73,896
(d) Consulting services and unsecured loan advances	30,882	1,000,165
(e) Advertising	0	52,145
(f) Operational management consulting	103,720	16,784

	$186,645	$1,490,516

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

11.
Related Party Transactions (Continued)

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

	2009	2008
(a) Pagic, a company related by a past common officer and director for:
(i) Net charges for product development expenses including royalties	$301,948	$565,135
(ii) Issued 16,667 shares related to technology purchase	190,746	0
(iii) Commitment to issue 391,298 common shares for debt settlement	195,570	0
(b) The Company’s Chief Financial Officer (“CFO”) and director for:
(i) Charges for professional fees	36,000	35,370
(ii) Exchange of balances for 12% convertible note (Note 10(i))	188,992	0
(iii) Net short-term advance, at 8-10% interest per annum	52,605	150,000
(iv) Original issuer discount, prepayment penalty and interest prepaid through December 31, 2009	128,889	0
(v) Commitment to issue 1,085,690 common shares for debt settlement	370,087	0
(c) Charges from private companies with CFO and director in common for:
(i) Office rent	37,800	30,000
(ii) Consulting fee	160,650	150,000
(iii) Unsecured loan advances	0	57,364
(iv) Commitment to issue 114,826 common shares	57,364	0
(d) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured loan advances, at 8% interest per annum	2,587,638	977,665
(ii) Consulting fees	653,290	52,500
(iv) Convertible notes purchased	85,460	162,305
(v) Exchange of amounts owed at March 31, 2009 forfuture issuance of 4,722,204 common shares	1,601,528	0
(e) Advertising services provided by a private company with a director in common	0	244,861
(f) A director for:
(i) Operational management consulting and investor relations services	202,421	151,825
(ii) Commitment to issue 46,875 common shares	23,428	0
(g) Bonus of 5,555 restricted common shares to a retiring director	0	52,889
(h) A director for:
(i) Loans received/repaid during the year with 10%interest	99,390	0
(ii) Convertible notes purchased	91,893	0
(iii) Commitment to issue 183,860 common shares	191,293	0

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

12.
Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $24,020 (GB£12,550).  Fiscal yearly commitments are as follows:

2010	$96,081
2011	96,081
2012	96,081
2013	96,081
2014	96,081
Thereafter	348,295
$828,700

13.	Long-Term Debt

	2009	2008

Bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and cash of $108,471 at March 31, 2008. Interest at prime plus 0.25%.	$0	$174,862
Less: Current portion	0	16,250

	$0	$158,612

The Company fully repaid its long-term debt during the year ended March 31, 2009.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding: The common share issuances consisted of the following transactions:
	Number of Shares	Amount

Balance, as at March 31, 2007	1,703,670	$8,196,982

Private placement, net of share issue costs (i) and (ii)	473,486	5,081,103
Issued for financial consulting services (iii)	192,333	2,414,233
Conversion of convertible notes (vi)	41,542	323,392
Reallocation of equity upon conversion of notes	0	232,808
Stock options exercised (v)	9,722	83,834
Stock-based compensation for options exercised	0	75,093
Warrants exercised (iv)	38,883	283,837

	755,966	8,494,300

Balance, as at March 31, 2008	2,459,636	16.691,282

Private placement, net of share issue costs (i)	180,703	1,991,795
Shares issued for promissory note interest (ii)	5,555	65,333
Issued for financial consulting services (iii)	35,776	360,030
Issued for technology license (iv)	16,667	190,746
Conversion of convertible notes (v)	289,344	1,772,363
Warrants exercised (vi)	21,296	203,990
Reallocation from contributed surplus upon exercise of warrants	0	71,869
Reallocation of equity on conversion of convertible notes	0	610,108

	549,341	5,266,234

Balance, as at March 31, 2009	3,008,977	$21,957,516

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(b)	Issued and outstanding (Continued): During the year ended March 31, 2008, the Company:

(i)
Completed a private placement of units whereby a total of 465,549 units were issued at US $10.80 per unit for gross proceeds of US $5,029,636.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $13.50 to purchase one common share.  The Company paid US $88,438 cash to consultants in connection with this private placement;

(ii)
Completed a private placement of units whereby a total of 7,937 units were issued at US $12.60 per unit for gross proceeds of US $100,000.  Each unit consist of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $15.30 to purchase an additional common share of the Company;

(iii)
Issued 192,333 shares in connection with seven financial consulting services agreements for administrative, investor relations, business and financial consulting services at an average deemed value of US $12.24 per share;

(iv)	Issued 38,883 common shares on exercise of 38,883 share purchase warrants at an average exercise price of US $7.20 per warrant;

(v)	Issued 9,722 common shares on exercise of 9,722 stock options at an exercise price of US $9.00 per option by a past director of the Company; and

(vi)	Issued 41,542 common shares upon conversion of US $275,000 of convertible notes, interest of US $4,521 and a registration penalty of US $11,668 from holders (Note 10).

During the year ended March 31, 2009, the Company:

(i)
Completed a private placement of units whereby a total of 180,703 units were issued at US $10.80 per unit for gross proceeds of US $1,951,600.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $13.50 to purchase an additional common share of the Company;

(ii)	Issued 5,555 common shares in connection with interest charges regarding a promissory note at a fair value of $65,333;

(iii)	Issued the following common shares for consulting services:
•	23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of US $285,000;
•	7,443 common shares for services rendered under a public relations agreement at a fair value of US $43,594;
•	5,000 common shares for services rendered under an internet services contract at a fair value of US $16,500.

(iv)	Issued 16,667 common shares valued at US $180,000 ($190,746) to Pagic relating to the Technology License (Note 8);

(v)	Issued 289,344 common shares upon conversion of US $1,597,609 of convertible note principal, interest and penalties to convertible debenture holders;

(vi)	Issued 21,296 common shares upon the exercise of 21,296 warrants at US $9.00 per share.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(c)
Commitment to Issue Shares:

In conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US $10,806,780 representing these balances was settled in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010.

Also included in commitment to issue shares as at March 31, 2009 is the conversion of US$250,000 of convertible notes into 312,500 common shares which were issued on May 9, 2009.

(d)
Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The  Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the years ended March 31, 2009 and 2008. Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives.

	Number of Options	Weighted Average US Exercise Price

Options outstanding, March 31, 2007	213,056	$10.44
Granted	139,722	$12.42
Forfeited	(13,056)	$10.80
Exercised	(9,722)	$9.00

Options outstanding, March 31, 2008	330,000	$11.34

Granted	24,444	$9.90
Forfeited	(58,611)	$11.24
Exercised	0	$0
Cancelled	(295,833)	$11.16

Options outstanding, March 31, 2009	0	$0

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(d)	Stock options (Continued) As at March 31, 2009 and 2008, the following stock options were outstanding:

		2009		2008
Expiry Date	US Exercise Price	Number of Options	Exercisable	Number of Options	Exercisable

December 31, 2008	$9.00	0	0	6,946	6,945
March 22, 2009	$10.80	0	0	27,777	16,666
November 10, 2009	$10.80	0	0	36,112	25,000
March 1, 2010	$18.00	0	0	4,167	4,167
April 1, 2010	$12.60	0	0	33,333	0
April 9, 2010	$14.40	0	0	2,777	2,777
June 30, 2010	$10.80	0	0	11,112	11,112
October 2, 2010	$12.60	0	0	11,112	0
October 10, 2010	$12.60	0	0	16,666	16,666
December 20, 2010	$10.80	0	0	16,666	16,666
October 10, 2011	$12.60	0	0	41,666	41,666
February 21, 2011	$9.90	0	0	0	0
December 13, 2011	$9.90	0	0	91,666	91,666
December 20, 2011	$12.60	0	0	8,612	8,612
March 21, 2012	$10.80	0	0	16,666	16,666
March 31, 2012	$12.60	0	0	4,722	4,722

		0	0	330,000	263,331

As at March 31, 2008, the weighted average remaining contractual life of outstanding options is 2.77 years.

During the year ended March 31, 2009, 24,444 (2008 - 139,722) stock options were granted to directors, officers, employees and consultants.  The fair value of these stock options is recognized as a stock-based compensation expense over the vesting period of the options.  The total fair value of these stock options was calculated at $121,530 (2008 - $1,020,687), all of which was recognized as stock-based compensation during the year ended March 31, 2009 (2008 - $807,687). Stock-based compensation expense includes $139,000 for the fair value of options granted in fiscal 2008, which vested in fiscal 2009.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(d)
Stock options (Continued)

Total stock-based compensation expense was $334,530 (2008 - $990,305).  The fair value of stock options granted and the issue of finders’ warrants are calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Expected life (years)	5	2 - 5
Interest rate	2.95%	4.17%
Volatility	80.00%	94.91%
Dividend yield	0.00%	0.00%

(e)	Warrants Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2009 and 2008:
	Number of Warrants	Weighted Average US Price

Warrants outstanding and exercisable, March 31, 2007	652,990	$13.14
Granted	261,019	$17.64
Exercised	(38,883)	$7.38

Warrants outstanding and exercisable, March 31, 2008	875,126	$13.32
Granted	581,869	$11.62
Exercised	(21,296)	$9.00
Expired	(286,183)	$9.66

Warrants outstanding and exercisable, March 31, 2009	1,149,516	$12.38

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(e)	Warrants (Continued) As at March 31, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2009 Number of Warrants	2008 Number of Warrants

July 25, 2008	$9.00	0	41,259
August 5, 2008	$9.00	0	16,798
December 11, 2008	$12.60	0	24,198
December 11, 2008	$9.00	0	7,500
December 31, 2008	$14.40	0	92,051
December 31, 2008	$18.00	0	43,866
December 31, 2008	$13.50	0	23,652
April 6, 2009	$7.20	55,221	28,519
April 6, 2009	$16.20	91,605	40,864
April 6, 2009	$9.00	3,629	3,629
April 6, 2009	$13.50	10,215	10,215
April 6, 2009	$11.70	6,089	6,089
April 9, 2009	$7.20	0	26,703
April 9, 2009	$16.20	0	50,741
April 23, 2009	$13.50	46,296	46,296
May 24, 2009	$13.50	12,407	12,407
July 10, 2009	$13.50	2,917	2,917
October 9, 2009	$13.50	33,796	33,796
December 1, 2009	$9.00	111,111	111,111
December 1, 2009	$18.00	111,111	111,111
December 18, 2009	$13.50	130,492	130,492
February 19, 2010	$13.50	6,944	6,944
March 21, 2010	$15.30	3,968	3,968
May 1, 2010	$13.50	83,241	0
June 6, 2010	$13.50	5,418	0
July 22, 2010	$13.50	1,695	0
July 20, 2013	$9.90	288,907	0
July 20, 2013	$12.60	144,454	0

Total		1,149,516	875,126

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(e)
Warrants (Continued)

On July 15, 2008, the Company amended the terms of certain warrants issued previously as part of various private placements. 77,444 warrants exercisable at US$7.20 to US$18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $181,048 which was charged to expenses with a corresponding credit to contributed surplus. These warrants have expired unexercised.

In addition, warrants expiring in April through July 2009 expired unexercised.

(f)	Contributed surplus

	2009	2008

Contributed surplus, beginning of year	$4,203,394	$3,253,333
Equity component upon repayment of convertible debt	21,999	0
Issuance of warrants on convertible debentures	867,117	34,849
Warrant modifications during the year	181,048	0
Stock-based compensation expense for year	260,530	990,305
Warrants exercised during the year	(71,869)
Stock options exercised during the year	0	(75,093)

Contributed surplus, end of year	$5,462,219	$4,203,394

15.	Income Taxes The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2009	2008

Future income tax assets
Non-capital losses carried forward	$8,479,729	$4,593,497
Net capital losses carried forward	186,646	186,646
Property and equipment tax values in excess of book	238,075	7,080
Other deductible amounts	62,729	40,337

Total future tax assets	8,967,179	4,827,560
Valuation allowance	(8,967,179)	(4,827,560)

Future income tax assets, net	$0	$0

The Company has non-capital losses available to offset future taxable income in Canada, the United States and the United Kingdom amounting to approximately, $13,900,000 expiring through 2029, $13,000,000 expiring through 2029, and $1,960,000 available for indefinite carryforward, respectively.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

15.
Income Taxes (Continued)

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance will be reflected in current income. The future tax benefits of these and other amounts have not been recognized in the consolidated financial statements as their realization is not more likely than not.

The reconciliation of income tax provision computed at statutory rates of 30.75% (2008: 33.33%) to the reported income tax provision is as follows:

	2009	2008

Income tax benefit computed at Canadian statutory rates	$5,490,000	$4,071,000
Temporary differences not recognized	(937,000)	(8,000)
Permanent differences not deductible	(80,000)	(1,499,000)
Foreign tax rate difference	37,000	0
Income tax rate changes	(353,000)	(37,000)
Unrecognized tax losses	(4,157,000)	(2,527,000)

	$0	$0

16.
Product Development Costs

As the Company is in the development stage, test sales are credited to development costs. During the year ended March 31, 2009, the Company had test sales of $219,483 (2008 - $985,779) related to the Nova Skincare System.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

17.
Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available, which is evaluated regularly by management in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are in the research, product development and resale sectors.  The Company’s product development, research and resale operations are focused in the United States and, on a secondary basis, in the United Kingdom whereby management of the Company is responsible for business results and the operational decision making. Canadian operations are core to administration and finance functions.  The Company’s operations are, therefore, segmented on a geographic basis.

	United States	United Kingdom	Canada	Consolidated

March 31, 2009
Segmented revenue	$0	$0	$0	$0
Segmented loss	$6,113,583	$1,217,895	$10,524,012	$17,855,490
Identifiable assets	$722,809	$532,631	$1,096,523	$2,351,963

March 31, 2008
Segmented revenue	$0	$0	$0	$0
Segmented loss	$5,432,464	$757,819	$6,522,075	$12,712,358
Identifiable assets	$1,979,342	$518,932	$2,107,640	$4,605,914

18.	Promissory Notes Payable As at March 31, 2009, promissory notes payable consists of the following due to third party lenders:

	2009	2008

7% simple interest, US$100,000 promissory note payable, unsecured, due on demand	$0	$115,971
10% simple interest, US$150,000 promissory note payable, unsecured, due May 15, 2008	0	154,196
12% simple interest, US$1,323,000 note payable, due December 31, 2009 (Note 10(i))	1,473,060	0
10% simple interest, US$500,000 subscription advance, unsecured, due August 31, 2009	630,650	0
Mandatorily convertible note, to be converted upon achievement of 18:1 common share rollback	35,284	0
12% simple interest, US$400,000 note payable, unsecured, due on demand (Note 10(i))	504,520	0

	$2,643,514	$270,167

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

18.
Promissory Notes Payable (Continued)

During the year ended March 31, 2009, the Company repaid the principal and accrued interest and in addition, committed to issue 5,555 common shares in full settlement of two promissory notes which were outstanding at March 31, 2008.

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US$2,000,000 convertible into units. The subscription funds bear interest at 10% (at the rate of US$0.125 per unit on the date upon which the Company effects a share consolidation).  Each unit consists of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US$0.45 per share for a one year term from the date of issue.  The warrants may be exercised on a cashless basis.

As at March 31, 2009, the Company had received US$500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US$685 interest on the principal balance of this advance. On May 22, 2009, the balance of US$1,500,000 was received.

The Company completed the share consolidation on July 16, 2009, and on July 17, 2009, issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share expiring July 18, 2010.

19.	Subsequent Events Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a)
On April 1, 2009 through June 22, 2009, the Company received subscriptions to a 10% convertible promissory note in the aggregate of US$176,240. The note and accrued interest have been converted into units at the rate of US$0.40 per unit.  Each unit consists of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share for a two year term from the date of conversion. On July 17, 2009, the Company issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and accrued interest of US$3,777, and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011;

(b)	On July 31, 2009, the Company issued an aggregate of 75,000 common shares valued at US$43,500 pursuant to obligations under a public relations agreement and an internet based services agreement.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.
Generally Accepted Accounting Principles in Canada and the United States

Reconciliation of Net Loss Under Canadian GAAP to US GAAP

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

	2009	2008	2007

Net loss under Canadian GAAP	$17,855,490	$12,712,358	$8,138,393
Add (deduct):
Interest and accretion expense (Note 20(b))	2,338,048	399,496	1,463,628
Debt issue costs (Note 20(c))	94,568	135,733	108,696
Product development (Note 20(d))	(1,409,883)	(1,878,438)	(420,670)
Net loss of interest in joint venture (Note 20(d))	1,409,883	1,878,438	420,670
Gain on settlement of debt (Note 20(b))	(1,962,970)	0	0
Foreign exchange gain/loss (Note 20(b))	(324,995)	45,301	38,622

Net loss and comprehensive loss under US GAAP	$18,000,141	$13,292,888	$9,749,339

Loss per share under US GAAP – basic and diluted	$(6.47)	$(6.73)	$(9.11)
Weighted average number of shares - US GAAP	2,782,284	1,974,763	1,070,066

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.
Generally Accepted Accounting Principles in Canada and the United States (Continued)

Presentation of Balance Sheets Under Canadian and United States GAAP

Balance sheets under Canadian GAAP and US GAAP are as follows:

	2009		2008
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets

Current
Cash and cash equivalents	$224,769	$224,769	$163,437	$163,437
Accounts receivable	920,235	920,235	462,156	462,156
Prepaid expenses	102,670	102,670	2,119,546	2,119,546
Inventories	34,072	34,072	617,195	617,195

	1,281,746	1,281,746	3,362,334	3,362,334

Restricted cash	0	0	108,471	108,471
Debt issue costs (Note 20(c))	0	0	0	94,568
Property and equipment	1,070,216	1,070,216	1,135,108	1,135,108
Product license	1	1	1	1

	$2,351,963	$2,351,963	$4,605,914	$4,700,482

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities	$541,802	$541,802	$536,563	$536,563
Current portion of long-term debt	0	0	16,250	16,250
Promissory notes payable	2,643,514	2,643,514	270,167	270,167
Due to related parties	186,645	186,645	1,490,516	1,490,516
Convertible notes (Note 20(b))	11,228	11,228	5,202,741	5,389,387
	0	0	940,537	0

	3,383,189	3,383,189	8,456,774	7,702,883

Long-term debt	0	0	158,612	158,612

	3,383,189	3,383,189	8,615,386	7,861,495

Shareholders' Equity (Deficiency)

Share capital (Note 20(b))	21,957,516	22,070,991	16,691,282	16,866,115
Contributed surplus (Note 20(b))	5,462,219	10,766,950	4,203,394	9,097,348
Commitment to issue shares (Note 20(b))	16,955,228	13,255,450	0	0
Conversion component of convertible notes (Note 20(b))	4,310	0	2,650,861	0
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(42,173,129)	(43,887,247)	(24,317,639)	(25,887,106)

	(1,031,226)	(1,031,226)	(4,009,472)	(3,161,013)

	$2,351,963	$2,351,963	$4,605,914	$4,700,482

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(a)	Recently Adopted Accounting Pronouncements

(i)
Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). The standard defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. This standard does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position No.157-2 (“FSP No. 157-2”), which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. During the year ended March 31, 2009, the Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption did not have a material effect on the Company’s financial results. The disclosures required by SFAS No. 157 for financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2009 are included in Note 20(e).

The Company will apply the requirements of SFAS No. 157 for fair value measurements of financial and nonfinancial assets and liabilities not valued on a recurring basis for its fiscal year commencing April 1, 2009. The Company is currently evaluating the effect of this application on its financial reporting and disclosures.

On October 10, 2008, the FASB issued FSP No.157-3 , which clarifies the application of SFAS No.157 in determining the fair value of a financial asset when the market for that asset is not active. SFAS No.157-3 is effective as of the issuance date and has not affected the valuation of the Company’s financial assets.

(ii)
The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” which allows an irrevocable option, the Fair Value Option, to carry eligible financial assets and liabilities at fair value. The election is made on an instrument-by-instrument basis. Changes in fair value for these instruments are recorded in earnings. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

The Company applied SFAS No. 159 prospectively during the year ended March 31, 2009 and has not adopted the Fair Value Option for any of its eligible financial instruments.

(b)
Convertible Notes

Under Canadian GAAP, the principal amount of financial liabilities convertible in common shares of an entity are bifurcated between its liability and equity components. The liability component commonly consists of an entity’s obligation to make principal and interest payments while the equity component consists of the debtor’s option to convert the financial liability into common shares of the entity. The Company follows the relative fair value method of bifurcation under which the principal amount is allocated to the liability and equity components based on the pro-rata values of the debt and the conversion option.  The liability component of the convertible notes is accreted over its estimated life to the principal amount using the effective interest method. Upon conversion of the financial liability to common shares of the entity, the difference between the carrying value of the liability component and the principal amount, if any, is recognized in income as interest expense and the principal amount and equity component are transferred to share capital. Should the debtor’s option to convert the financial liability into common shares of the entity expire unexercised, the equity component is transferred to contributed surplus.  To the extent that the embedded conversion option does not meet the definition of equity it is presented as a derivative liability. In the event that convertible debt is settled with common shares, the Company uses the fair value of the remaining liability to determine the gain or loss on settlement.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(b)
Convertible Notes (Continued)

Under US GAAP, the principal amount of financial liabilities convertible in common shares of an entity are not bifurcated between its liability and equity components unless the debtor’s option to convert the financial liability into common shares of the entity is in-the-money on the date of issuance, which results in a beneficial conversion feature. The value of the beneficial conversion feature, calculated on an intrinsic value basis, is classified in equity and presented as additional paid-in-capital, the US GAAP equivalent of contributed surplus, unless the embedded conversion feature meets the definition of a derivative in which case it is fair valued and presented as a derivative liability. The difference between the principal amount of a financial liability and the value of the beneficial conversion feature is classified in liabilities. The discounted financial liability is accreted over its estimated life to the principal amount using the effective interest method. Upon conversion of the financial liability to common shares of the entity, the difference between the carrying value of the financial liability and the principal amount, if any, is recognized in income as interest expense and the principal amount and amount of the beneficial conversion feature are transferred to share capital. In the event that the convertible debt is settled with common shares, the Company uses the fair value of the common shares issued to determine the gain or loss on settlement.

(c)
Debt Issue Costs

Under Canadian GAAP, an entity may make an accounting policy choice to either defer transaction costs that are directly attributable to the issue of a financial liability classified as other than held for trading or to recognize all transaction costs in net income as incurred. The Company’s accounting policy is to recognize all transaction costs in net income as incurred. Under US GAAP, transaction costs that are directly attributable to the issue of a financial liability are deferred and amortized on a straight-line basis over the life of the financial liability

(d)
Proportionate Consolidation

Under Canadian GAAP, the accounts of joint ventures are proportionately consolidated while US GAAP requires investments in joint ventures are accounted for under the equity method. Under Canadian GAAP, the Company has classified amounts advanced to and expended by its Vertigro joint venture of $1,409,883 (2008 - $1,878,438; 2007 - $420,670) as product development in its statement of operations. Under US GAAP, these amounts are classified as net loss from interest in joint venture. This difference does not have a material effect on the Company's balance sheet.  Additional information concerning the Company’s interests in a joint venture is presented in Note 8.

(e)
Fair Value Disclosures

Our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority.

The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 -
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Cash equivalents, including demand deposits and money market instruments, are valued using quoted market prices.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(e)	Fair Value Disclosures (Continued)

Level 2 -
Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Derivative instruments are included in level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Level 3 -
Unobservable (supported by little or no market activity) prices. When applicable, the Company reviews the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

Fair value measurements of the Company’s financial assets measured at fair value on a recurring basis at March 31, 2009 are summarized in the following table:

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets
Cash and cash equivalents	224,769	–	–	224,769

(f)	Recently Issued Accounting Pronouncements

(i)
Accounting Standards Codification

In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  Under SFAS No. 168, the FASB Accounting Standards Codification (“Codification”) will become the sole source of authoritative U.S. GAAP to be applied by nongovernmental entities.  SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this statement will have no material impact on the Company’s financial statements but will require that interim and annual filings include references to the Codification.

(ii)
Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. SFAS No. 167 amends the accounting for variable interest entities (“VIE”) and changes the process as to how an enterprise determines which party consolidates a VIE. SFAS No. 167 also defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption of SFAS No. 167, the reporting enterprise must reconsider its conclusions on whether an entity should be consolidated, and should a change result, the effect on its net assets will be recorded as a cumulative effect adjustment to retained earnings. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The Company is currently assessing the impact of the adoption of this statement.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

20.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(f)	Recently Issued Accounting Pronouncements (Continued)

(iii)
Transfers of Financial Assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”. SFAS No. 166 limits the circumstances in which a financial asset may be derecognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by SFAS No. 166. SFAS No. 166 is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

(iv)
Subsequent Events

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events”. SFAS No. 165 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The statement also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.  Furthermore, this statement identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual periods ending after June 15, 2009.

(v)
Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The Company is currently assessing the impact of the adoption of this statement.

(vi)
Business Combinations

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

(vii)
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

ITEM 19. EXHIBITS.

No.	Description of Exhibit

1(i)(1)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(2)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, incorporated by reference to Exhibit 1(a)(ii) on Form 20-F filed October 13, 2005.

1(i)(3)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(4)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, incorporated by reference to Exhibit 1(a)(iv) on Form 20-F filed October 13, 2005.

1(i)(5)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, incorporated by reference to Exhibit 1(a)(v) on Form 20-F filed October 13, 2005.

1(i)(6)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, incorporated by reference to Exhibit 1(a)(vi) on Form 20-F filed October 13, 2005.

1(i)(7)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, incorporated by reference to Exhibit 1(a)(vii) on Form 20-F filed October 13, 2005.

1(i)(8)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 24, 2009 incorporated by reference to Exhibit 3.1 on Form 6-K filed July 16, 2009.

1(ii)	By-laws of Valcent Products Inc., dated March 26, 1996, incorporated by reference to Exhibit 1(b) on Form 20-F filed October 13, 2005.

1(iii)	Audit Committee charter of Valcent Products, Inc., dated March 2005, incorporated by reference to Exhibit 15.A on Form 20-F filed October 31, 2005.

4.1	Master license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(i) on Form 20-F filed October 13, 2005.

4.2	Product development agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(ii) on Form 20-F filed October 13, 2005.

4.3	Invention license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iii) on Form 20-F filed October 13, 2005.

4.4	Consulting agreement between Valcent Products Inc. and M. Glen Kertz, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iv) on Form 20-F filed October 13, 2005.

4.5	Consulting agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(v) on Form 20-F filed October 13, 2005.

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

ITEM 19. EXHIBITS. - continued

4.13	Direct Response Services Agreement between Valcent Products, Inc. and InPulse Response Group, dated October 23, 2006, incorporated by reference to Exhibit 10.22 on Form F-1/A filed February 7, 2007.

4.14	Corporate Support Agreement between Valcent Products, Inc., and Sweetwater Capital Corporation dated November 1, 2006, incorporated by reference to Exhibit 4.14 on Form 20-F filed October 10, 2008.

4.15	Master Services Agreement between Valcent Products, Inc. and Accretive Commerce, Inc., dated November 30, 2006, incorporated by reference to Exhibit 10.20 on Form F-1/A filed February 7, 2007.

4.16
Stakeholders Letter of Agreement between Valcent Products, Inc., Global Green Solutions, Inc., Pagic LP, and West Peak Ventures of Canada Limited, dated June 25, 2007, incorporated by reference to Exhibit 4.16 on Form 20-F filed October 10, 2008.

4.17	Consulting Services Agreement between Valcent Products, Inc., and MB Pics Capital Corporation, dated November 2, 2007, incorporated by reference to Exhibit 4.17 on Form 20-F filed October 10, 2008.

4.18	Consulting Services Agreement between Valcent Products, Inc., and Yellow Rose Ltd., dated February 1, 2008, incorporated by reference to Exhibit 4.18 on Form 20-F filed October 10, 2008.

4.19	Consulting Agreement between Valcent Products, Inc., and J. Gordon Murphy, dated February 29, 2008, incorporated by reference to Exhibit 4.19 on Form 20-F filed October 10, 2008..

4.20	Financial Advisory Consulting Services Agreement, between Valcent Products, Inc., and Mark T. Cox, dated May 1, 2008, incorporated by reference to Exhibit 4.20 on Form 20-F filed October 10, 2008.

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

4.23
Vertigro Algae Technologies LLC Amendment to the Technology License Agreement, between Valcent Products, Inc., Pagic LP, and West Peak Ventures of Canada Ltd., dated May 5, 2008 incorporated by reference to Exhibit 4.23 on Form 20-F filed October 10, 2008.

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

4.29
Patent Trademark and Copyright Security Agreement, between Valcent Products, Inc., Valcent USA Inc., Valcent Manufacturing, Ltd., Vertigro Algae Technologies LLC, Valcent Products EU Limited, and Platinum Long Term Growth VI, LLC, dated July 16, 2008 and incorporated by reference to Exhibit 4.29 on Form 20-F filed October 10, 2008.

ITEM 19. EXHIBITS. - continued

4.30
Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, between, Valcent Products, Inc., Valcent Manufacturing, Ltd., Deborah P. Everett, and Platinum Long Term Growth VI, LLC, dated July 16, 2008, and incorporated by reference to Exhibit 4.30 on Form 20-F filed October 10, 2008.

4.31
Hazardous Substances Indemnity Agreement between Valcent Products, Inc., Valcent USA Inc., Valcent Manufacturing, Ltd., Valcent Management LLC, Vertigro Algae Technologies LLC, Valcent Products EU Limited, and Platinum Long Term Growth VI, LLC, dated July 16, 2008, and incorporated by reference to Exhibit 4.31 on Form 20-F filed October 10, 2008.

4.32
Purchase and Sale Agreement between Valcent USA Inc., Global Green Solutions, Inc., and Vertigro Algae Technologies LLC, dated September 26, 2008, incorporated by reference to Exhibit 10.1 on Form 6-K filed October 1, 2008.

4.33
Intellectual Property Sales and Purchase Agreement between Pagic LP, Malcolm Glen Kertz, West Peak Ventures of Canada Ltd., and Valcent Products Inc.,  dated March 30, 2009, incorporated by reference to Exhibit 10.1 on Form 6-K filed July 13, 2009.

4.34
Form of Settlement Agreement and Lock up Agreement dated April, 2009 and May 11, 2009 respectively between Valcent Products and various individuals and entities being debt holders of the Company, incorporated by reference to Exhibit 10.1 and 10.2 on Form 6-K filed May 15, 2009.

4.35
Addendum to the Purchase and Sale Agreement dated September 26, 2008 between Valcent USA, Inc., Global Green Solutions Inc., and Vertigro Algae Technologies LLC, incorporated by reference to Exhibit 10.1 on Form 6-K filed December 5, 2008.

4.36	Settlement Agreement – Nova Skincare System / Dust Wolf dated March 30, 2009 between Valcent Products Inc., Pagic LP, Malcolm Glen Kertz, and West Peak Ventures of Canada Ltd. FILED HEREWITH.

5.1	Subsidiaries of Valcent Products Inc., as of September 30, 2008 incorporated by reference to Exhibit 5.1 on Form 20-F filed October 10, 2008.

12(a)(iii)	Certification pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13(a)(iii)	Certification pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: October 15, 2009	By:	/s/ F. George Orr
F. George Orr Chief Financial Officer acting Chief Executive Officer and acting President