Form 20-F
period 2010-03-31
VALCENT PRODUCTS INC.
filed 2010-11-17
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Robert Baker
789 West Pender Street, Suite 1010, Vancouver, B.C. Canada V6C 1H2
Phone: (604) 606-7979
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

52,175,329 common shares, without par value, issued and outstanding at March 31, 2010, after having given effect to the one for eighteen share consolidation effected July 16, 2009, and 57,389,550 common shares, without par value, issued and outstanding as of November 1, 2010.

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

        Yes ☐  No ☒

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

This Form 20-F and in particular the “Outlook” section, contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this Form 20-F describe the Company’s expectations as of March 31, 2010.

•
Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

•	The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law.

For a brief description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this Form 20-F, please see “RISK FACTORS”.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

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

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

We are at present a life sciences development stage company focused primarily on:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“Verticrop(TM)” or “HDVG System”) designed to produce vegetables, herbs and other plant crops,

(ii)
the development and commercialization of our “High Density Vertical Growth System” (“Alphacrop(TM)” or “HDVG System”) designed for smaller commercial growers looking for smaller but highly cost effective compact growing systems to produce vegetables, herbs and other plant crops.

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

As at November 1, 2010, 57,389,550 common shares were issued and outstanding, the Company had 9,597,846 warrants outstanding and 1,750,000 share options outstanding.  In addition, the Company has certain secured convertible promissory notes outstanding that may be converted at the election of the holders into common shares (see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Liquidity and Capital Resources).

All amounts are stated in Canadian dollars unless otherwise noted.

The following selected financial data has been derived from our audited financial statements and related notes for the preceding five years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. For comparative purposes this selected financial data for the years ended March 31, 2006, 2007, 2008, 2009 and 2010 is presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles, which, except as noted in Note 19, conform in all material respects with those of the United States and with the requirements of the United States Securities and Exchange Commission.

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Valcent Products Inc. Selected Financial Data (Expressed in CDN Dollars)
	March 31
	2010	2009	2008	2007	2006

Net operating revenues	$-	$-	$-	$-	$-

Loss from operations per CDN GAAP	$4,997,089	$14,451,993	$12,028,222	$8,171,090	$3,442,933

Net loss per CDN GAAP	$6,838,849	$17,855,490	$12,712,358	$8,138,393	$3,466,888

Net loss per US GAAP	$13,566,861	$15,089,918	$13,292,888	$9,749,339	$2,844,879

Loss per share, CDN GAAP	$0.16	$6.42	$6.44	$7.60	$5.92

Loss per share, U.S.GAAP	$0.20	$5.64	$6.73	$9.11	$4.86

Common shares issued	52,175,329	3,008,977	2,459,636	1,703,670	877,102

Weighted average shares outstanding per CDN GAAP	42,354,279	2,782,284	1,974,763	1,070,066	586,002

Weighted average shares outstanding per U.S. GAAP	42,354,279	2,782,284	1,974,763	1,070,066	586,002

Total Assets per CDN GAAP	$1,284,286	$2,351,963	$4,605,914	$4,142,485	$1,392,801

Total Assets per U.S. GAAP	$1,284,286	$2,384,517	$4,700,482	$4,372,786	$1,392,801

Net assets (liabilities) per CDN GAAP	$(2,882,454)	$(1,031,226)	$(4,009,472)	$(24,376)	$(441,099)

Net assets (liabilities) per U.S. GAAP	$(3,711,845)	$955,774	$(3,161,013)	$(665,904)	$(590,697)

Exchange Rates (CDN to 1 USD) For the five most recent years ended March 31, calculated on the average of 12 month end closing days

March 31, 2010	$0.9219
March 31, 2009	$0.8969
March 31, 2008	$0.9708
March 31, 2007	$0.8789
March 31, 2006	$0.8385

Exchange Rates (CDN to 1 USD) for eight most recent months	Period High	Period Low

October 2010	$1.0017	$0.9645
September 2010	$0.9808	$0.9368
August 2010	$0.9880	$0.9374
July 2010	$0.9748	$0.9367
June 2010	$0.9859	$0.9378
May 2010	$0.9979	$0.9217
April 2010	$1.0068	$0.9788
March 2010	$0.9935	$0.9458

Exchange Rate (CDN to 1 USD) November 1, 2010:  $0.9813

ITEM 3. KEY INFORMATION - continued

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

We have had working capital shortages in the past and, although we raised significant capital through debt and equity offerings, we have generated significant losses, which have impacted working capital. As of March 31, 2010, our balance sheet reflects a working capital deficit of $3,899,205.  This condition has continued since the date of those financial statements, and we expect that these conditions will continue for the foreseeable future unless we are able to raise a substantial amount of additional financing. In view of the matters described herein, our ability to continue to pursue our plan of operations as described herein is dependent upon our ability to raise the capital necessary to meet our financial requirements on a continuing basis.

Based on our expected negative cash flow from operations and investing activities, we anticipate that we will not be able to positively impact our working capital unless we are able to generate revenues.  As at June 30, 2010, the holders of US $698,426 (Net of an embedded derivative liability as at June 30, 2010 of US $302,488) of the Company's convertible promissory notes have a security interest in substantially all of our assets which could make it difficult for us to raise additional capital through the issuance of debt securities. If these convertible promissory notes are not repaid by the end of their term extended term of December 30, 2010, these notes are due on demand which could under certain circumstances cause the sale of our assets, or become convertible into shares of our common stock at a substantial discount to the market price.  The rate of interest on these notes effective July 01, 2010 was increased from 18% to 30% per annum.

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

Our accumulated deficit and level of debt make it more difficult to borrow funds.

As of the year ended March 31, 2010, and as a result of historical operating losses from prior operations, we had a deficit from prior operations of $3,237,370, and a deficit of $49,011,978 from losses accumulated during our development stage resulting in a total accumulated deficit of $52,249,348. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit, coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect on our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

In addition, the Company also has aggregate debt of $4,166,470 as at March 31, 2010 and total assets of only $1,284,286 making it unreasonable to obtain debt due to the imbalance of debt over assets; in addition, a first secured charge on our assets has already been pledged with one of our convertible promissory debt instruments currently outstanding thus increasing the costs of borrowing to new lenders and making debt instruments less desirable to potential lenders.

Our debt arrangements include the provision of a secured interest in our assets and may make it more difficult to borrow funds, or default of debt provisions may impact our assets and ability to operate; certain unsecured debt instruments are due upon demand and may cause financial liquidity difficulties for the Company.

During July 2008, the Company undertook a US$2.428 million financing through the issuance of secured convertible promissory note s that provides the holders with a secured interest in the Company’s assets.  Effective, March 27, 2009 the Company settled these notes through the issuance of shares and cash. The remaining convertible promissory note in the amount of US$1.323 million was due on December 31, 2009 and if not settled by the due date the note would be in default at a default rate of interest of 18%, due on demand and the original conversion features of the instrument would be reinstated.  After partial repayment and conversion of these notes, an aggregate of US $698,426 remains outstanding as at June 30, 2010 inclusive of accrued and unpaid interest, but  net of an embedded derivative liability of US $302,488. On July 1, 2010 the Company agreed to issue 500,000 common shares as penalty to extend the terms of these notes to December 30, 2010 and to increase the default rate of interest from 18% to 30%.  If the Company defaults on material terms of the debt instrument, the lenders may be able to realize on their secured interest in our assets which would have a negative effect on our ability to operate and conduct our business raising substantial doubts as to our ability to continue as a going concern.

In addition, the Company has interest bearing promissory notes that are due upon demand in the aggregate of $1,053,169.  A demand by the debt holder(s) of such debt securities could cause financial hardship, litigation, and other negative influence on the financial condition of the Company that could cause disruption to our operations.

Our having recently undergone a significant restructuring coupled with our limited experience as a publicly traded company with substantial operations in several different industries, may increase our expenses and place significant demands on our management.

From inception we have undergone several changes in business direction and consequently have previously had only limited operations. Our most recent change in business direction and significant restructuring may make it difficult to respond to our regulatory and reporting obligations, and could increase our general, administrative, legal and auditing costs and place substantial time demands on our management. We anticipate that, due to the increased complexity of our corporate structure and increased reporting and governance obligations, and our simultaneous past pursuit of various product lines in different industries, our regulatory and reporting obligations will require further expenditures to train additional personnel and retain appropriate legal and accounting professional services. In the event that these expenditures precede, or are not subsequently followed by revenues, or that we are unable to raise sufficient funding to cover any increase in our expenses, we may not be able to meet our obligations as they come due, and our business, financial condition, and results of operations may be negatively affected, raising substantial doubts as to our ability to continue as a going concern.

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

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

Lack of insurance coverage on fixed assets located in the United States

The Company cut back its operations in its US based research facilities last year.  As a result of lack of financing, insurance has lapsed on many of our key fixed assets.  As at March 31, 2010, the Company had a net book value of fixed assets located in the United States in the aggregate of approximately US$490,000 ($584,000), of which approximately 50% represents land.  As a result, and until such time as the Company obtains adequate and comprehensive insurance on its fixed assets located in the United States, a significant loss in excess of US$245,000 could result due to fire, theft, or other perils, and general third party liability costs due to accidents or other loss could greatly exceed this amount.  The Company maintains a high security anti-intruder fence around the perimeter of its US research facility with 24 hour computer controlled perimeter intrusion alarm as well as 24 hour on site security.

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

RISK FACTORS - continued

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

Our intellectual property costs US$3,150,000 to acquire and failure to make payments may forfeit our rights to these technologies and amounts previously paid to acquire these rights.

Our intellectual property assets/rights are contingent upon the completion of US$3,150,000 in aggregate payments to acquire these intellectual property assets/rights.  They remain in escrow until fully paid.  Pursuant to the April 01, 2009 Intellectual Property Sales and Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic, the licensors of the rights.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby, a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”), b) US $100,000 was paid to Pagic by the Company at the date of the Addendum, c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010, and d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

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

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

Changes in consumer and industrial preferences or discretionary spending may negatively affect our future operating results.

Within the industrial/retail businesses and industries in which we intend to operate, revenues are largely generated by industrial and retail consumer preferences and discretionary spending. Our success as a potential manufacturer and retailer of consumer and industrial products will depend, in part, on the popularity of each of our potential product offerings. Any shift in consumer sentiment away from our potential product or industrial product lines could have a negative effect on our ability to achieve future profitability. Our success also depends on a number of factors affecting levels of consumer discretionary income and spending, including, the following, among other, social and economic conditions:

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

We are highly dependent upon the success of our high density vertical plant growing systems commercialization. The risks associated with the replication of laboratory results or prototype tests in the larger scale demonstration projects and commercialization projects are critical to the Company. If the expected results cannot be replicated on a commercial scale, the expected revenue from these ventures will not be realized and the investment in our pilot projects is unlikely to be recovered. This would have a very material adverse effect on the Company’s financial results.

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

There is no certainty that our key projects will be operationally successful or profitable.

We are highly dependent upon the success of our Verticrop(TM) plant growing system – our core business. Although we are optimistic that there is a large amount of interest for these technologies, if that demand does not materialize to the extent that we project or we are not successful in promoting and distributing our technology, this will have a material adverse effect on the Company’s financial results.

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

As at March 31, 2010, we have outstanding warrants to purchase some of our common stock exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of some number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants may be limited, any such exercise could have a negative effect, directly or indirectly, on the trading market price of our common stock.

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

RISK FACTORS - continued

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

As a foreign private issuer we are not required to comply with all of the informational requirements of the Exchange Act. As a result, there may be less information concerning our Company publicly available than if we were a domestic United States issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and short profit provisions of Section 16 of the Exchange Act and the rules promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell shares of our common stock. See “ITEM 10. ADDITIONAL INFORMATION”.

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

Future issuances of our common stock from equity financing, exercise of existing and future warrants and options, and convertible and future debt settlements, and equity issuances for services may depress our stock price and dilute your interest. Our stock trades at less than US$0.20 per share leading to high levels of dilution from equity issuances.

We have US $698,426 (net of an embedded derivative liability of US $302,488) in secured convertible promissory notes outstanding as at June 30, 2010 that if not repaid by December 30, 2010, are due upon demand that may impact our assets and our ability to continue as a going concern; these promissory notes are convertible debt instruments convertible into common shares at a significant discount to the trading market.

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

At current market prices at the date of this annual report, this may result in at least 9.5-11.5 million shares to be issued if the notes are fully converted.  The convertible notes have provisions that are dilutive and impose significant restriction on our ability to issue additional securities as these notes have equity conversion privileges that allow a 30%+ conversion to the then trading market at the date of conversion allowing at any date an unknown amount of shares to be issued in exchange for the conversion of principal, and accrued interest. As a result, a significant risk relates to the shareholder dilution that may be experienced in consequence with securities issued and those that might be issued in the future.  Interest accrues at the negotiated default rate of 30% per annum through December 30,  2010 and until paid.

As at November 1, 2010, we have outstanding warrants to purchase up to approximately 9,597,846 shares of our common stock and options issued to purchase up to approximately 1,750,000 shares of our common stock.

We may issue additional shares of our common stock in future financings or grant stock options to our employees, officers, directors and consultants under our stock option plan. We may issue common shares for services rendered.  Any such issuances could have the affect of depressing the market price of our common stock and, in any case, would dilute the percentage ownership interests in our Company by our shareholders. In addition, we could issue serial preferred stock having rights, preferences and privileges senior to those of our common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could depress the value of our common stock and could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation.

Additionally, if possible under terms that we believe to be appropriate given our financial condition and other circumstances, we will likely seek to raise additional financing during our fiscal year ending March 31, 2011. We may also issue additional shares, options, and warrants to obtain necessary services.

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

Future releases from voluntary lock up arrangements of our common stock may depress our stock price

An aggregate of US $10,806,780 of debt was settled on March 29, 2009 in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to lock up restrictions with quarterly equal releases beginning on January 1, 2010 and ending on September 1, 2010, and a further 2,634,135 common shares are subject to lock up restrictions until January 1, 2010.  Releases from lock up will increase supply of shares tradable and may depress the market price of our common shares trading in the market. Although the lock up provisions have ended as at September 1, 2010, not all shareholders have applied for release from restrictions.  The future release of these shares now unrestricted may negatively affect the trading price of the Company’s shares due to supply and demand issues and limited market liquidity.  See ITEM 4. INFORMATION ON THE COMPANY.

ITEM 4. INFORMATION ON THE COMPANY

Corporate History

Prior Business Operations - We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, the Company’s common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange).

On May 8, 1999, while still operating the Company’s bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed the Company’s name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

During 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

ITEM 4. INFORMATION ON THE COMPANY - continued

In January, 2001, in order to fully focus on the Company’s interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000.

Valcent Products Inc. - On March 24, 2004, we disposed of the Company’s interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations. By certificate of amendment dated April 15, 2005, we changed the Company’s name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted the Company’s common stock from the TSX Venture Exchange, maintaining only the Company’s OTC Bulletin Board listing; the Company’s symbol changed to “VCTPF”. Effective May 3, 2005, and in order to render the Company’s capital structure more amenable to contemplated financing, we effected a consolidation of the Company’s common shares on a one-for-three-basis (1:3).

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

In order to facilitate the business plan, the Company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in October 2005.  In turn, Valcent USA, Inc. organized Valcent Management, LLC, a wholly-owned limited liability corporation under the laws of Nevada, to serve as general partner to Valcent Manufacturing Ltd.; a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to  Valcent Manufacturing Ltd.

Also during the fiscal year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.  Valcent Products EU Limited has developed and commercialized the Company’s Verticrop(TM) vertical growing technology.

On May 5, 2008, Vertigro Algae Technologies LLC, a Texas limited liability corporation, was formed as a 50% owned subsidiary of each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies. To concentrate on its core vertical plant growing technologies, during July, 2010, Valcent Products Inc. and its subsidiary Valcent USA and Global Green Solutions Inc., Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, through which they had jointly pursued development of algae related research and development projects.

The shareholders of the Company approved a special resolution on June 22, 2009 to reorganize the capital structure of the Company through a consolidation of its common shares on the basis of one new share for each eighteen (1:18) old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009, Valcent’s trading symbol changed to “VCTZF” and Valcent’s CUSIP number changed to 918881202.  Unless otherwise noted, all references to the number of common shares and or prices(s) per share are stated on a post-consolidation basis.

Current Corporate Focus - We are at present a life sciences targeted, development stage company focused primarily on the development and commercialization of the Company’s “High Density Vertical Growth System” (“Verticrop(TM)” and “Alphacrop(TM)”) designed to produce vegetables and other plant crops.

From inception, we have generated minimal cost recoveries, experienced negative cash flows from operating activities, and the Company’s history of losses has resulted in the Company’s continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact the Company’s financial condition and raises substantial doubts as to the Company’s ability to continue as a going concern.

The Company and its management are working towards commercialization of its core technologies with emphasis on reaching break even business operations as soon as feasible.

ITEM 4. INFORMATION ON THE COMPANY - continued

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at March 31, 2010.

Valcent Products, Inc. formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct a range of business development initiatives in the United States in October 2005.  In turn, Valcent USA, Inc. formed Valcent Management, LLC, as a wholly-owned limited liability corporation under the laws of Nevada to serve as the general partner to Valcent Manufacturing Ltd. A limited partnership was also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to Valcent Manufacturing Ltd.

Valcent Products EU Limited was incorporated in the domicile of England in November 2006 as a wholly owned subsidiary of Valcent Products Inc. to develop and sell vertical plant growing systems in Europe.

Vertigro Algae Technologies, LLC, a Texas Limited Liability Corporation was formed in May 2008 as a 50% owned subsidiary to each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies. During July, 2010, Valcent Products Inc. and its subsidiary Valcent USA and Global Green Solutions Inc., Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, through which they had jointly pursued development of algae related research and development projects.

Business Overview

Original Master License Agreements - On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, the Company’s former Chief Executive Officer, and President, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust Wolf(TM), and the Tomorrow Garden® Kit (collectively, and together with any improvements thereon, the “Initial Products”);

ITEM 4. INFORMATION ON THE COMPANY - continued

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

1)	1,111,112 shares of the Company’s common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)	US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)	the aggregate of the following:
a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:
➢	US$10.00 US per Nova Skin Care System unit sold;
➢	US$2.00 per Dust Wolf(TM) unit sold;
➢	4.5% of annual net sales of the Tomorrow Garden® Kit; and
➢	3% of annual net sales of Initial Ancillaries.

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

Vertigro Algae Technologies LLC (“Vertigro Algae”) - Beginning on October 2, 2006, we granted certain rights to Global Green relating to a joint venture of the Company’s high density vertical bio-reactor technology named “Vertigro”, an algae biomass technology initiative. On May 5, 2008, the joint venture arrangement pertaining to the development of the algae biomass technology initiative was terminated and Vertigro Algae executed a separate Technology License Agreement (“Technology License”) together with Pagic, and West Peak. The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide “Algae Biomass Technology”. Vertigro Algae assessed its continued involvement in the Technology License; the Technology License was terminated in the quarter ended March 31, 2010.

Discontinued Product Development Lines and Settlement of Licensed Technologies - Of the Initial Products under license as defined above, the Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, project viability assessment, and increased corporate focus on life sciences plant growth technologies.  During the year ended March 31, 2010, the Company, decided to discontinue development of its Tomorrow Garden® retail plant sales project to concentrate on the commercialization and roll out of its Verticrop(TM) and further development of its Alphacrop(TM) Technology.

Verticrop(TM) Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to certain vertical plant growing technology and Tomorrow Garden® kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and knowhow to the Technologies (the “Purchase Agreement”).  Pursuant to this agreement, original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs.

ITEM 4. INFORMATION ON THE COMPANY - continued

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

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement(“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

PLAN OF OPERATIONS

From inception we have generated minimal cost recoveries from the Company’s business operations and have traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placement, convertible notes, demand and promissory notes, and director and shareholder advances.

At present, we do not believe that Valcent’s current financial resources are sufficient to meet the Company’s working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue the Company’s operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet the Company’s obligations as they come due or to fully implement the Company’s intended plan of operations, as set forth below, raising substantial doubts as to the Company’s ability to continue as a going concern.

The Company’s primary business development directives are being carried out through the Company’s UK offices. Chris Bradford, the Managing Director, of Valcent Products EU Limited, and now President and Director of the Company, is responsible for UK business operations and the Company’s Verticrop(TM) and Alphacrop(TM) technologies, market development, and sales rollout.

The Company’s plan of operations over the course of the next twelve months, subject to adequate financing, is to focus on the continued development and marketing of the Company’s Verticrop(TM) and Alphacrop(TM) vertical plant growing systems.  The Company’s continued involvement with Vertigro Algae and Tomorrow Garden® technologies has been diminished.

Verticrop(TM) Commercial Plant Growth Systems

Valcent Products Inc. has introduced its “Verticrop(TM)” vertical farming system as developed by its UK operations which grows a wide variety of crop products.  The Company initially began experimenting with vegetable crops and urban agriculture growing system within its greenhouse production facilities in El Paso, Texas, however, during the year ended March 31, 2009, the Company’s development efforts shifted to Valcent EU where it conducted detailed research independent of its US operations, and subsequently developed its commercial scale growing systems.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Verticrop(TM) Technology – Concept and Advantages:  The Verticrop(TM) technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil and transport fuels. Under traditional farming practice, a reduction in availability and nutritional values results in the food people consume.  The Verticrop(TM) is designed to grow vegetables and other plants close to urban centers much more efficiently and with greater food value than in agricultural field conditions that require transportation of product to distant consumption markets.

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

Verticrop(TM) is an innovative and exciting vertical growing system which:

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

The Verticrop(TM) grows plants in closely spaced shelves vertically arranged on panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

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

Commercial Deployment of the Verticrop(TM) System – Paignton Zoo, Devon, UK:  The Company via its UK subsidiary has in the summer months of 2009 deployed its first commercial test installation of its Verticrop(TM) technology at the Paignton Zoo Environmental Park located in Devon, UK.  The Paignton Zoo is one of the largest zoos in the UK. The Zoo is part of South West Environmental Parks Ltd which is owned by the Whitley Wildlife Conservation Trust. It is a combined zoo and botanic garden that welcomes over half a million visitors a year.  The Verticrop(TM) System installed at Paignton Zoo is meant to grow more plants in less room using less water and less energy. It will help to reduce food miles and bring down the Zoo’s annual costs for animal feed, which is currently in excess of £200,000 a year.  The zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats -- will benefit from the production of year-round fresh food.  The system which was a joint arrangement between Valcent Products EU Limited and the Paignton Zoo Environmental Park became operational on August 5, 2009, and will supply necessary data to the Company of semi-commercial crop yields, and other data for further commercialization of the Verticrop(TM) System.

Verticrop(TM) Warehouse Systems:  The Company is also developing a new Verticrop(TM) product line for use in a warehouse environment. Using the latest horticultural lighting technologies, combined with state of the art irrigation and nutrient delivery systems, Valcent EU is in the final stages of developing a commercial application of its Verticrop(TM) system suitable for installing in industrial type warehouses, as an alternative to polytunnels or glasshouses.  A warehouse environment will provide a commercial grower with significant benefits, particularly in areas of climate extremes.  Growing crops in a glasshouse or polytunnel can involve high energy costs to maintain stable temperatures suitable for healthy plant growth. Growing in a warehouse environment with a Verticrop(TM) vertical farming system is designed to improve production and lower costs.  Valcent EU’s research team has been working with two strategic partners who are acknowledged experts in the field of industrial lighting. This research has lead to the development of a commercially viable eco-friendly system, particularly well suited to application in a warehouse environment.  The Verticrop(TM) warehouse growing system will also use a hybrid lighting system, harnessing and channeling heat free natural daylight, complemented by the latest LED horticultural lighting technology.

Foreign Market Development Initiative:   During June, 2010, the Company’s wholly owned subsidiary, Valcent Products EU Limited signed an agreement to supply a Verticrop(TM) high density plant growing system to VF Innovations Ltd. (VFI), a new Hong Kong company specifically created to foster innovation in vertical farming. Valcent entered into discussions to form a Hong Kong-based partnership with VFI to manufacture and distribute the company's vertical growing systems for the Peoples Republic of China (PRC). The Verticrop(TM) system was intended to sell fresh produce to the Hong Kong market and to serve as a demonstration unit for future customers and partners in the PRC as well as other segments of the Asian market.  During ensuing negotiations, VFI decided not to proceed with the initiative, and as at the date of this report, the business relationship has been ended.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Manufacturing, Fulfillment and Suppliers:   Manufacture to date for Verticrop(TM) has been carried out in Valcent EU premises in Cornwall, UK.  As of the date of this annual report, we have no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufacturers, and we are not substantially dependent, nor do we anticipate becoming substantially dependent, upon any one or more suppliers, as we believe that there are many such suppliers available with the capabilities that we will require.

Restructuring Initiatives

The debt settlements, share lockup, and convertible debt restructuring (described below) were a part of the Company’s plans to substantially reduce its debt and restructure the Company’s capital structure to enable further funding initiatives pursuant to its business operations.  As part of its restructuring, the Company held a special meeting of its shareholders on June 22, 2009 who approved a stock consolidation of one new share for each eighteen old shares.  This share consolidation became effective on July 16, 2009.  At March 31, 2010, the Company continued to have obligations pursuant to the four convertible note holders in the aggregate of US$1,938,305, described below – “July 2008 Convertible Note Amendments and Reversion”, and in conjunction with its re-organization and funding efforts incurred additional debt also described below – “2009 Debt and Conversion of Debt to Equity”.

Debt Settlement Agreements and Lockup Agreements

Concluding on May 11, 2009, but effective for accounting purposes as of March 31, 2009, Valcent Products, Inc. (the “Company”) entered into agreements with a significant number of the Company’s creditors to settle or restructure a significant portion of the Company’s indebtedness in consideration for shares of the Company’s common stock. The Company settled an aggregate of US $11,806,527 ($14,816,663) representing these balances in exchange for 29,516,955 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.  The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $1,154,308 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.  Also included in these shares are 1,316,424 shares issued in settlements of debts involving current officers or directors of the Company, and 391,298 were issued to a past director and officer of the Company, all of which are subject to the lockup agreements.

July 2008 Convertible Promissory Note Amendments and Reversion

As part of the overall debt restructuring, the Company also entered into agreements with each of the Company’s secured creditors and amended the terms of the four secured convertible promissory notes issued in July 2008 in the aggregate principal amount of US$2,428,160 (collectively the “Notes”).   One of the Notes is held by the Company’s past chief financial officer and ex-member of the board of directors (being a Note in the principal amount of US$188,160).

By their original terms the Notes were to be due on or before July 16, 2009, however all of the parties agreed to extend the maturity date of the Notes until March 31, 2009.  On June 2, 2009, pursuant to the modified contractual arrangements, the Company paid US$400,000 to certain of the holders of the Notes (with the exception of the Company’s chief financial officer and member of the board of directors) to pay down the principal amount due and owing under the Notes. All holders of the Notes also agreed to provide the Company or its designee an option to purchase on or before December 31, 2009 the Notes and the remaining amounts due under them, being US$1,323,000 as of December 31, 2009.  Further, through December 31, 2009 each Note holder has agreed not to effect any conversions of the Notes into shares of the Company’s common stock.

In consideration for the amendments and accommodations to the Notes, the Company agreed to pay each holder consideration that was comprised of the prepayment of interest that otherwise would have been due and owing on the Notes through December 31, 2009 and amounts that would have been due under the Notes pursuant to their terms, including the original issuance discount and prepayment premium.  This consideration was paid to each Note holder in the form of Company common stock.  In total the Company issued 2,892,036 shares of its common stock to the four Note holders.  However, each of the holders entered into an agreement whereby each agreed to not sell these shares until January 1, 2010.  The Company reserves the right to change lock up arrangements at its discretion.

Each Note holder also agreed to waive covenants relating to warrants issued such that the number warrants issued were subject to reverse share consolidation, but that the exercise price of the warrants issued to the holders as part of the July 2008 financing would continue, until March 31, 2010, to ratchet to the lowest price that the Company issues shares of its common stock excepting certain other contemplated Company issuances.  The contemplated issuances included standard exceptions relating to shares issued for technology, employee share option plan, and other known obligations.  The Company agreed that if before March 31, 2010 the Company issues shares of its common stock at a price less than the valuation of the shares issued to each Note holder (US$0.40 per share), that the Company would issue each holder additional shares of Company common stock in a number equal to the difference between the number of shares each holder would have received had the consideration paid to the holder been paid in shares at the lower valuation. No additional shares were required to be issued to the Note holders through March 31, 2010.  If the US$1,323,000 face amount required to retire these notes is not paid on or before December 31, 2009, the notes revert to the terms and conditions original secured convertible note transaction documents including security agreement originally executed in July 2008 which remain valid and in effect.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

The Notes were not paid on December 31, 2009 and reverted to their original terms.  The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion privileges of the notes were reinstated.  The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  As at March 31, 2010, a total of the US$1,313,000 in principal and US$58,305 remained outstanding.  Interest will continue to accrue on the US$1,313,000 face value of these notes at the default rate of interest of 18% per annum until repaid.  The Company plans to retire the notes and accrued interest from further equity financing.

July 2008 Convertible Note Partial Purchase and Conversion

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

2009 Financing and 2009 Debt Conversion to Equity

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US$2,000,000 in convertible units with a single subscriber. The subscription funds bear interest at 10% and the issuance of the units were subject to the completion of the Company’s reverse consolidation which occurred on July 16, 2009. The subscription advances and accrued interest were converted into units of common securities at the rate of US$0.125 per unit on July 17, 2009, the date upon which the Company effected a reverse share consolidation.  Each unit consisted of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US$0.45 per share until July 17, 2010.  On July 17, 2010 The Company extended the warrant exercise date to July 17, 2011. The warrants may be exercised on a cashless basis.

As at March 31, 2009, the Company had received US$500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US$685 interest on the principal balance of this advance. On May 22, 2009, the balance of US$1,500,000 was received.

The Company completed the reverse share consolidation on July 16, 2009 and on July 17, 2009, the Company issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in convertible subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share until July 17, 2010.  Any shares issued to this subscriber upon the conversion of the notes would not be subject to lock up arrangements, but the subscriber was deemed an affiliate of the Company owing to shareholdings greater than 10% ownership and as such is subject to certain selling restrictions.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Equity Issuances

Private Placements - July, 2009 to March, 2010

Post consolidation, the Company engaged in the following financings:

Issued 458,139 units pursuant to the conversion of US $179,478 in convertible notes and interest of US $3,777.  Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of US $0.60 per share until July 17, 2011.  A value of $2,291 has been allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of US $0.40 per common share for gross proceeds of $906,966. Included in the private placements value is US $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $10,768 has been allocated to the warrants under the residual method.

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $239,278 in cash and issued 35,000 finder’s warrants.  The fair value of $21,925 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life – 2.0 years; expected volatility – 80%; and expected dividends – nil.

The Company closed a further private placement of US $50,000 and issued 125,000 units at a price of US $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.60 until February 15, 2012.  A value of $13,033 has been allocated to the warrants under the residual method.

Convertible Promissory Note Conversions

The Company issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for US $10,000 face value of the reverted note.

Services Agreements

The Company issued an aggregate of 275,000 shares during the fiscal year ending March 31, 2010 in connection with investor relations services agreement and a consulting services agreement. The company also agreed to issue an additional 125,000 shares during the fiscal year ending March 31, 2011which are subject to cancellation with a thirty day notice period.

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

We will rely, for all of our potential product lines, on what we believe to be our superior product quality, product innovation, marketing and sales abilities, proprietary technology, product development capabilities, and our management’s experience to compete within each of our market segments. However, we may not be able to effectively compete in these intensely competitive markets. Moreover, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than we can. Furthermore, we believe that competition from new entrants will increase as the markets for each of our potential products expand.

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

Patents Issued and Pending

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. Patent status for each division is provided as follows:

Division	Patents Granted	U.S. Patent Applications	International Patent Applications	Published International Application
High Density Vertical Growth System	2	2	2	1

All other remaining patent applications are in the preliminary stages of the application process.

Trademarks

We are in the process of applying for registration of our trademarks in the United States in order to establish and protect our brand names as part of our intellectual property assets. To date we have received registration of Tomorrow Garden®, and “Valcent®” in the United States. All other remaining registrations are in the preliminary stages of the application process and remain pending.

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

SEASONALITY

We may experience slight seasonal fluctuations in the sale of our potential High Density Vertical Growth System however, we believe that the overall effects of any seasonal variations in sales activity will be insignificant due to the nature and intent of the products to provide year round growing capability.

ITEM 4. INFORMATION ON THE COMPANY - continued

PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located at Suite 1010 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2.  Our telephone number is (604) 606-7979.

On November 16, 2007, our wholly owned subsidiary, Valcent Products EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550 ($20,997).  There were 7 years and 7.5 months remaining on the lease as at March 31, 2010.  The Company has net property  of GB£270,850 (approximately $433,000) comprised of  leasehold improvements, computer equipment, furniture and fixtures, vehicles, equipment, and other assets located at this location as at March 31, 2010.

The Company previously acquired approximately six acres of land in El Paso, Texas for $275,240.  As at March 31, 2010 the Company had net property, totaling $584,023 comprising of land, computer equipment, furniture and fixtures, building, autos, equipment, and other assets at this location, bringing aggregate total depreciated product and equipment to $1,016,750.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2010 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, except as noted in Note 19 to our March 31, 2010 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

Fluctuations in Results

During the fiscal year ended March 31, 2010, operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc.
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended March 30
	2010	2009	2008
Net Operating Revenues	$0	0	0
Loss from operations	$4,997,089	14,451,993	12,028,222

Other Loss (Income)	$1,841,760	3,403,497	684,136
Net loss per Canadian GAAP	$6,838,849	17,855,490	12,712,358
Loss per share	$0.16	6.42	6.44

Share capital	$43,250,174	21,957,516	16,691,282
Common shares issued	52,175,329	3,008,977	2,459,636
Weighted average shares outstanding	42,354,279	2,782,284	1,974,763
Total Assets	$1,284,286	2,351,963	4,605,914
Total Liabilities	$4,166,740	3,383,189	8,615,386

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (US $ = CDN $1) period average	$0.92189	0.89689	0.97084
Exchange Rates (British Pound £ = CDN $1) period average	$0.57471	0.52433	0.48368

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009

Operating Results

For the year ended March 31, 2010, we focused on the following business initiatives:

(i)	the development and commercialization of Valcent’s “High Density Vertical Growth System” (“Verticrop(TM)”) designed to produce vegetables and other plant crops,

(ii)
the development and commercialization of our “High Density Vertical Growth System” (“Alphacrop(TM)” or “HDVG System”) designed for smaller commercial growers looking for smaller but highly cost effective compact growing systems to produce to produce vegetables, herbs  and other plant crops.

(iii)	the development and marketing of the Tomorrow Garden® consumer retail products in Valcent’s UK based subsidiary,

(iv)	restructuring activities as noted in this annual report, and

(v)	an assessment and rationalization of the development of a commercial algae growing technology via Vertigro Algae Technologies LLC.

For the year ended March 31, 2009, the Company focused on:

(i)	the development and commercialization of our Verticrop(TM) HDVG System designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc., and

(iii)	the development and marketing of the Tomorrow Garden® consumer retail product by Valcent EU.

We incurred net losses of $6,838,849 for the twelve months ended March 31, 2010, compared to $17,855,490 for the twelve months ended March 31, 2009.  The decrease during the twelve months ended March 31, 2010 over the same interval in the previous year is largely a result of decreased number of active development projects, cost streamlining due to global economic circumstances, and decreased capital resources. Included in the loss is approximately $340,000 of direct costs related to discontinued products under development. Over the next 12 months the Company estimates to incur $1,500,000 in development costs on its Verticrop™ and Alphacrop™  Systems.

For the twelve months ended March 31, 2010 and March 31, 2009, under Canadian GAAP, as the Company is in the development stage, test sales are credited to development costs. Under US GAAP, test sales are credited to revenue. During the year ended March 31, 2010, the Company had test sales of $28,908 (2009 - $219,483) related to Tomorrow Garden® products in fiscal 2010 and the Nova Skincare System in fiscal 2009.

Operating Expenses

Product development - Product development expenses decreased by $6,086,574 to $2,152,425 for the twelve months ended March 31, 2010 as compared with the twelve months ended March 31, 2009.  The decrease is due to financial constraints which resulted in the scaled back operations including Vertigro Algae operations in the Company’s El Paso research facility, cost reductions and budget streamlining efforts, and fewer active projects under development.  During the twelve months ended March 31, 2010, the Company’s primary product development expenses were directed towards the commercialization of the Company’s Verticrop(TM) System and Tomorrow Garden® product lines operated from Valcent’s UK operating offices.  Product development expenses were $8,238,999 during the twelve months ended March 31, 2009, and were primarily focused on the development of the Company’s Verticrop(TM) System and Tomorrow Garden® product lines, Vertigro Algae technologies and the marketing of the Nova Skincare system, the development of which was terminated March 2009.  Tomorrow Garden® product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010.

Insurance - Insurance expense increased by $2,037 to $21,677 during the 12 months ended March 31, 2010 (2009 - $19,640).

Interest and accretion - In conjunction with convertible debenture financings during the fiscal year ended March 31, 2009 and from other promissory note financings during fiscal 2010, the Company incurred $916,714 in interest, and financing charges on convertible and promissory notes in the twelve months ended March 31, 2010.  This represents a $2,300,512 decrease from the $3,217,226 that had been incurred during the twelve months ended March 31, 2009. The large decrease over the previous period in the prior year is due to the settlement as at March 31, 2009 of most debt instruments outstanding as of March 31, 2009 for equity as part of reorganization initiatives initiated during the last sixteen months, offset by accretion expense of $595,644 related to convertible notes during fiscal 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Investor relations - Investor relations fees decreased $500,484 to $282,265 (2009 - $782,749) for the twelve months ended March 31, 2010 as a result of a decreasing number of third party consultants in investor related advisory  activities.

Advertising and media development - Advertising and media development was $101,408 during the twelve months ended March 31, 2010 and  was significantly lower by $346,850 than for the same period in 2009 ($448,258) owing to the cessation of marketing costs related to the Nova Skin Care System and other decreased advertising media expenditures.

Professional fees - Professional fees increased by $25,568 to $549,784 for the twelve months ended March 31, 2010 from $524,216 for the twelve months ended March 31, 2009 reflecting complex accounting, regulatory, and legal costs inherent to near term operations.

Office and miscellaneous - Office and miscellaneous expenses decreased $46,196 to $342,932 for the twelve months ended March 31, 2010 from $389,128 for the twelve months ended March 31, 2009. The decrease is primarily due to the scale back of activity in the Company’s US subsidiary and cost streamlining in the current period.

Travel - Travel expenses decreased modestly by $17,423 to $219,018 (2009 - $236,441) for the twelve months ended March 31, 2010 as a result of decreased activity in all of the Company’s operations, decreased number of active development projects, as well as cost streamlining due to global economic circumstances. The number is still reasonably high relating to the international nature of interest and commercialization of the Company’s Verticrop(TM) product.

Amortization – Amortization increased modestly by $31,073 for the fiscal year ended March 31, 2010 (2009 - $181,618) due to some acquisitions in Valcent Products EU Limited

Rent - Rent expenses decreased $5,150 to $125,888 for the twelve months ended March 31, 2010 from $131,038 for the twelve months ended March 31, 2009, owing to foreign currency fluctuations.

Stock-based compensation - The Company issued 100,000 share options to a consultant of the Company incurring a charge of $19,861 in stock based compensation expenses during the twelve months ended March 31, 2010 (2009 - $260,530).  The decrease of $240,669 in stock based compensation reflects the reorganization initiatives and decrease in personnel involved in active projects. The weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 1.98%, expected life of 5.0 years, an expected volatility of 100%, with no dividends.

Filing and transfer agent fees - Filing and transfer agent fees increased $30,276 to $52,426 for the twelve months ended March 31, 2010, from $22,150 for the twelve months ended March 31, 2009. The increase is primarily attributable to costs associated with the increased activity relating to the Company’s restructuring initiatives.

Other Income and loss

Foreign exchange (loss) gain - Due to fluctuations, primarily, in the Canadian dollar and British Pound as related to the United States dollar, the Company incurred a foreign exchange loss of $19,395 during the twelve months ended March 31, 2010 as compared to a loss of $2,027,804 during the twelve months ended March 31, 2009.  Substantially, the reason for the change relates to the change in functional currency to the US dollar effective April 1, 2009.

Write off of receivable – During the year ended March 31, 2010, the Company has  written off  a receivable due  from Global Green Solutions Inc. (“GGS”) in the amount of $668,057 owing to GGS’s lack of capital and financial ability to repay the debt on a current basis (2009 - $ nil).

Interest income – During the year ended March 31, 2010, the Company did not recognize any interest income (2009 - $19,491).

Loss on settlement of debts - During the year ended March 31, 2010, the Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 1,154,308 was recorded to loss on settlement of debts for those debt holder participants which received shares at a value different than the restricted share value based on objective evidence. The Company estimated the value of the restricted share of US $0.22222 pre-consolidation (US $0.40 post consolidation) at April 1, 2009 based on the estimated call option value using the Black-Scholes option pricing model with the following assumptions: share price - US 0.06 pre-consolidation; exercise price - $0.06; risk-free interest rate – 0.47%; expected life – 9 months ; expected volatility – 109%; and expected dividends – nil.  During the year ended March 31, 2009 the Company recorded a loss on settlement of debt of $885,292 due to a modification of the July 2008 Convertible Notes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Write-down of property and equipment - The Company recognized a write-down of property and equipment from El Paso related business operation assets held for future use.  The write-down amounting to $509,892 was recorded during the year ended March 31, 2009 and is included in accumulated amortization.

Comprehensive Loss and Accumulated Other Comprehensive Loss

Effective April 1, 2009, the functional currency of the Company was United States dollar (USD). The change in functional currency from Canadian dollar (CAD) to USD, resulted from increased business activities and monetary transactions conducted in USD. As a result of adopting this change prospectively, there is no impact to the results of previously reported financial periods. The Company decided to continue to report in CAD as this currency is more relevant to the Company’s investors and other users of the financial statements. The resulting net exchange rate differences due to this translation over the period was $296,515 and is included in shareholders’ equity as accumulated other comprehensive income (“AOCI”). The comprehensive loss for the year ended is $6,542,334.

Liquidity and Capital Resources

Because the Company is organized in Canada, the Company’s March 31, 2010 financial statements have been prepared by the Company’s management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s accumulated losses during the development stage increased by $6,838,849 to $49,011,978 for the twelve months ended March 31, 2010.

The Company’s working capital deficit as at March 31, 2010 was $3,899,205 which was greater than the $2,101,443 in working capital deficit as at March 31, 2009. This increase in working capital deficit was a result of increasing promissory debt instruments used to finance fiscal 2010 business activities as compared to debt settlements achieved at March 31, 2009 pursuant to restructuring initiatives; there still remains substantial doubt as to the Company’s ability to continue as a going concern.

As at March 31, 2010, we had $22,222 in cash (2009 - $224,769) and we currently have approximately $10,000 in cash as at  November 1, 2010. Management estimates that the Company will require approximately $4,200,000 to fund the Company‘s planned operations for the next twelve months. The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

During the twelve months ended March 31, 2010, the Company issued 29,516,955 common shares in settlement of $14,816,663 of debt, 334,204 common shares on the conversion of $326,216 in convertible notes and interest, 19,040,193 common shares for private placement in the aggregate of $3,411,036, 250,000 common shares for investor relations services received in the amount of $137,928, and 25,000 common shares issued for consulting services in the amount of $17,655.  The Company’s issued and outstanding shares as at March 31, 2010 were 52,175,329.  The Company recorded $239,278 in cash issue costs and warrants issued valued at $21,925 in connection with the receipt of private placement capital.

During the twelve months ended March 31, 2010, the Company used a total of $3,239,136 (2009 - $7,222,217) in cash related to its operations.  This cash was funded from the proceeds of private placements of $3,225,022 (2009 - $2,195,785), amounts received from related parties of $71,561 (2009 - $1,473,880) and amounts received from debt issuance of $1,111,485 (2009 - $4,334,702). These amounts were used to also fund $1,106,486 (2009- $nil) in repayment of promissory notes and $11,026 (2009 – $174,862) in convertible notes.  The Company also acquired $264,200 (2009 – $626,618) in property and equipment during the twelve months ended March 31, 2010.  In total the Company used a total of $202,547 more cash (2009 - $61,332 less cash) than it raised during the twelve months ended March 31, 2010 leaving it with a cash and cash equivalents balance of $22,222 at March 31, 2010 (2009 - $224,769).

As at March 31, 2010, accounts receivable of $127,897 (2009 - $920,235) consists of value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company. A prior year receivable in the amount of $668,057 due from Global Green Solutions Inc., the Company’s Joint Venture partner in Vertigro Algae product development was written off at March 31, 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Prepaid expenses as at March 31, 2010 of $105,751 (2009 - $102,670) includes $ 12,800 (2009 - $16,606) related to the deferred portion of business consulting and investor relations services agreements with the balance of $92,951 (2008 - $86,064) consisting of in prepaid insurance, rental deposits, and similar items.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $644,463 as at March 31, 2009.  As at March 31, 2010, inventories related to the Company’s Tomorrow Garden® project were $11,665 (2009 - $34,072).

During the year ended March 31, 2010, the Company recorded $212,691 in amortization on assets.  During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $509,892 was effective March 31, 2009 and was in addition to$181,618 in amortization in the statement of operations for the year ended March 31, 2009.

Accounts payable and accrued liabilities increased to $886,435 at March 31, 2010 from $541,802 at March 31, 2009 due to  the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Promissory notes decreased from $2,643,514 at March 31, 2009 to $1,053,169 at March 31, 2010 owing in part to reclassification of certain remaining principal portions of the July 2008 notes to convertible notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of US$400,000 of the July 2008 convertible notes in cash on June 2, 2009, and the receipt of US$500,000 as part of a private placement with a single investor which was later converted to common shares on July 17, 2009.  In addition, $1,053,169 in new unsecured promissory notes were issued in the year ended March 31, 2010 for cash received to fund operations. The promissory notes bear interest at the rate of 8-10% simple interest.

Our advances and amounts due from related parties increased by $71,561 to $258,206 as at March 31, 2010 (2009 - $186,645).

Convertible notes increased as at March 31, 2010 to $1,392,972 from $11,228 at March 31, 2009 due to the reversion of US$1,323,000 in principal and US$58,305 in amounts previously classified as Promissory notes until December 31, 2009.  The promissory notes were not paid on December 31, 2009 and reverted to their original terms.  During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  As at March 31, 2010, a total of the US$1,313,000 in principal, US$567,000 derivative liability portion and US$58,305 in interest remained outstanding.  Interest will continue to accrue on the US$1,313,000 face value of these notes at the default rate of interest of 18% per annum until repaid.  The Company plans to retire the notes and accrued interest from further equity financing.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Details of the convertible notes are as follows:

Convertible note continuity:

		US $						CDN$
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
September 2007 (h)	8,902	-	-	-	-	(8,902)	-	-
July 2009 (Note 8(b)(i)	-	179,478	-	-	3,777	(183,255)	-	-
Dec 2009 (i) (Note 12)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
	8,902	1,502,478	-	567,000	62,082	(202,157)	1,938,305	1,968,930

		US $						CDN$
	Balance	2009	2009		2009	2009	Balance	Balance
Date of Issue	March 31, 2008	Issued Principal	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversions/ Repayments*	March 31, 2009	March 31, 2009
July/Aug 2005(a)	259,825	-	-	-	15,647	(275,472)	-	-
April 2006 (b)	534,442	-	-	-	29,287	(563,729)	-	-
April 2006 (c)	85,542	-	-	-	4,673	(90,215)	-	-
December 2006 (e)	1,659,782	-	-	-	150,544	(1,810,326)	-	-
January 2007 (f)	1,569,183	-	-	-	468,170	(2,037,353)	-	-
August 2007 (g)	678,567	-	-	-	102,260	(780,827)	-	-
September 2007 (h)	297,433	-	-	-	154,295	(442,826)	8,902	11,228
July 2008 (i)	-	2,168,000	(1,315,003)	-	1,262,529	(2,115,526)	-	-
	5,084,774	2,168,000	(1,315,003)	-	2,187,405	(8,116,274)	8,902	11,228

*Includes commitments to convert the remaining amounts into common shares

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

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US $9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US $13.50 per share until August 5, 2008. A total of US $82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 .

During the year ended March 31, 2009, principal of US $92,281 and interest of US $9,423 were converted to 14,845 common shares and interest of US $15,647 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $173,768 for 595,006 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 595,006 common shares were issued on May 11, 2009.

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

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

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

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US $55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US $9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US $13.50.

During the year ended March 31, 2009, convertible notes and interest of US $460,679 were converted to 111,751 common shares and interest of US $21,312 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 473,101 common shares were issued on May 11, 2009.

(c)	US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US $82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US $82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants. These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US $13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US $64,410 were converted to 17,994 common shares and interest of US $4,673 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US $25,715 for 106,443 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 106,443 common shares were issued on May 11, 2009.

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

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

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

During the year ended March 31, 2009, the Company accrued US $150,544 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US $1,500,000 and accrued interest of US $310,326 for 4,525,807 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009.

(f)	US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US $9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US $12.60 per share until December 11, 2008. At the discretion of the note-holders, interest on the notes was payable in either cash or units at US $9.00 per unit. In connection with this financing, the Company paid consultants US $108,000 in cash and issued 7,500 units exercisable at US $9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US $12.60 per share until December 11, 2008. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand. The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

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

During the year ended March 31, 2009, the Company accrued US $468,170 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US $1,299,120 for 3,247,797 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 3,247,797 common shares were subsequently issued on May 11, 2009.

(g)	US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US $650,000 bearing interest at 6% per annum. The convertible note matured on November 15, 2007 and as at March 31, 2009 were due on demand with both interest and principal convertible at the option of the lender into units at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share. After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

During the year ended March 31, 2009, the Company accrued US $102,260 in interest and accreted interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $780,827 for 1,952,066 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009.

(h)	US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of US $23,460 was incurred during the year ended March 31, 2008.

During the year ended March 31, 2009, the Company accrued US $154,295 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US $7,500 of the principal on these convertible notes. The Company repaid an additional US $7,500 of principal and US $1,402 in interest during the year ended March 31, 2010.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $435,326 for 1,024,667 common shares that was subject to pooling arrangements with equal quarterly releases beginning in January 2010. The 1,024,667 common shares were issued on May 11, 2009.

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

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company.
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the new US $1,323,000 convertible promissory notes include the following:
•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and require the re-instatement of the original conversion feature.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion privileges of the notes were reinstated.  The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($571,296) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  The Company accrued US $58,305 in interest on these convertible notes during the year ended March 31, 2010 on total principal outstanding of US $1,313,000 at March 31, 2010.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

The Company used the residual fair value method to allocate the proceeds received to the various components. The fair value of the liability component of convertible debentures is obtained by discounting future interest and principal payments by using a market rate equal to the rate of similar debentures having no conversion right. The residual value is allocated to the conversion components.

Interest expense related to the liability component is charged to operations, and the difference between the interest expense and its related disbursement representing the increase in the liability component value is credited to the convertible notes due to time-value of money.

During the year ended March 31, 2009, the Company revised its presentation of the conversion option that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008. This change in presentation had no material impact to the statement of operations.

SUBSEQUENT EVENTS TO MARCH 31, 2010

Unless otherwise noted in this 20 F, the following events occurred after March 31, 2010:

On June 1, 2010, the Company ratified the conditional issuance of 1,000,000 common shares to a third party as partial consideration for the purchase of technology related to the Company’s “Alphacrop” plant growing system.  The shares are conditional on the issue of certain patents from the UK patent office.

On June 1, 2010, the Company authorized the grant of 3,960,000 stock options at US $0.25 per share for an eight year period to consultants and employees of the Company.  Only 1,500,000 of these options were issued.  On July 31, 2010, a further 250,000 share options at US $0.25 per share for an eight year period were issued to a consultant of the Company.  On September 1, 2010, 100,000 share options were forfeited.  As at November  01, 2010, the Company had 1,750,000 share options outstanding of which 1,000,000 options had vested.

On June 15, 2010, the Company issued:

(a)	300,000 common shares as an employment bonus for the year ended March 31, 2010 to the Company’s CEO. These shares were returned to treasury on September 15, 2010;

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

SUBSEQUENT EVENTS TO MARCH 31, 2010 - continued

(b)	500,000 common shares in connection with a business consulting services agreement for services to be performed from April 1, 2010 through December 31, 2010;

(c)	500,000 common shares in connection with an investor relations services agreement for services to be performed from April 1, 2010 through December 31, 2010;

(d)	100,000 common shares relating to existing investor relations services agreements;

(e)	3,500,000 common shares upon conversion of US $700,000 in convertible notes payable and accrued interest payable at US $0.20 per share;

(f)	135,925 common shares in payment of partial accrued interest on promissory notes at US $0.24 per share; and

(g)	875,000 share purchase warrants to purchase 875,000 common shares exercisable at US $0.30 per share until May 31, 2012 relating to a finders’ fee arrangement.

On July 7, 2010 the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

On July 17, 2010, the Company extended the term of 5,534,521 warrants exercisable at US $0.45 per share originally expiring on July 17, 2010 by 12 months to July 17, 2011.

On September 1, 2010, 100,000 share options were forfeited.

On September 15, 2010, the Company returned 21,704 common shares to treasury from a rescinded convertible debenture conversion.

On September 15, 2010, the Company issued 500,000 common shares to the holders of US $698,426 in convertible notes as part of negotiated changes the term for repayment of these notes through December  30, 2010.

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008

Operating Results

For the year ended March 31, 2009, we focused on the following business initiatives:

(i)	the development and commercialization of our Verticrop(TM) HDVG System designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc., and

(iii)	the development and marketing of the Tomorrow Garden® consumer retail product by Valcent EU.

For the year ended March 31, 2008, the Company focused on:

(i)	the development of a commercial algae growing technology via a joint venture with Global Green,

(ii)	the development of our Verticrop(TM) HDVG System designed to more efficiently produce certain plant crops,

(iii)	the development and test marketing of the Tomorrow Garden® consumer retail product by Valcent EU,

(iv)	the development of product inventories and direct test and sales initiatives and product introduction promotion relating to our Nova Skin Care System, and

(v)	ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives.

We incurred losses of $17,885,490 for the year ended March 31, 2009, as compared to $12,712,358 for the year ended March 31, 2008.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

Revenues

For the years ended March 31, 2009 and March 31, 2008, under Canadian GAAP, as the Company is in the development stage, test sales are credited to development costs. Under US GAAP, test sales are credited to revenue. During the year ended March 31, 2009, the Company had test sales of $219,483 (2008 - $985,779) related to the Nova Skincare System.

Interest income for the years ended March 31, 2009 and March 31, 2008 was $19,491 and $10,805 respectively.

The foreign exchange loss/(gain) for the years ended March 31, 2009 and March 31, 2008 was $2,027,804 and ($611,133) respectively.

Operating Expenses

Product development expenses increased by $4,157,564 to $8,238,999 for the year ended March 31, 2009 as compared with the year ended March 31, 2008.  The increase is due to write downs relating to, accounts receivable impairment, inventory impairment for the discontinuance of Nova Skin Care Products marketing and product testing, increased research and development costs relating to the commercialization of the Verticrop(TM) System, and the advent of costs relating to the Tomorrow Garden® product line.  Product development expenses were $4,081,435 during the year ended March 2008.

In conjunction with convertible debenture financings during the year ended 2008, the Company incurred $3,213,003 in interest, accretion, and financing on convertible notes in the twelve month period ended March 31, 2009.  This represents a $296,045 increase from the $2,916,958 that had been incurred during the year ended March 31, 2008 stemming primarily from amortization and accretion of convertible debenture funding activity during the 2009 and 2008 fiscal years.

The Company incurred a loss on the settlement of debts in the amount of $885,292 during the year ended March 31, 2009 (2008 $Nil) with respect to the renegotiation and settlement of certain portions of convertible notes issued in July 2008.

Investor relations fees decreased $88,793 to $782,749 (2008 - $871,542) for the year ended March 31, 2009 as a result of the Company employing an decreasing number of third party consultants in advisory, business consulting services, and  investor relations activities.

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

Office and miscellaneous expenses increased $154,312 to $389,129 for the year ended March 31, 2009 from $234,817 for the year ended March 31, 2008. The increase is due to emphasis on project development initiatives in the Company’s UK subsidiary.

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

As a result of staffing cuts in our El Paso facility and due to the specialized nature of buildings and equipment, the Company impaired the carrying value of certain of its fixed assets relating to our El Paso, Texas operation; the Company’s fixed assets and land were valued at a net book value of $1,070,216 (2008 - $1,135,108) during the year ended March 31, 2009, and a onetime write down of assets in the amount of $509,892 was incurred (2008 - $Nil).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange loss of $2,027,804 as compared to a gain of ($611,133) during the year ended March 31, 2008.

Interest income offset our losses in the amount of $19,491 during the year ended March 31, 2009 (2008 $10,805)

Net Loss

Our reported net loss increased by $5,143,132 to $17,855,490 ($6.43 basic loss per share) for the year ended March 31, 2009 as compared to $12,712,358 ($6.23 basic loss per share) for the same period ending March 31, 2008. The increase during the 2008 fiscal year is largely a result of write downs relating to fixed asset impairment, accounts receivable impairment, inventory impairment for the discontinuance of Nova Skin Care Products marketing and product testing, costs relating to the valuation of convertible debentures utilized to finance the Company, increased research and development costs relating to the commercialization of the Verticrop(TM) System, and the advent of Valcent EU costs relating to the Tomorrow Garden®, all of which was further affected by a $2,027,804 loss relating to foreign exchange accounts.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2009 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $17,885,490 to $42,173,129 for the year ended March 31, 2009 from $24,317,639 for the year ended March 31, 2008.

Our working capital deficit decreased to $2,101,443 from $5,094,440 for the year ended March 31, 2009 representing a $2,992,997 decrease over the year ended March 31, 2008. Even though this decrease stemming from debt settlement and restructuring initiatives, as described in Note 1 to our March 31, 2009 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

During the year ended March 31, 2009, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$1,951,600 through private placements of equity comprised of common shares and warrants, US$191,667 from warrant exercises, US$2,168,000 from convertible debentures issuances, and approximately $1,662,578 in promissory notes, and short term advances.

During the year ended March 31, 2008, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$5,218,173 through private placements of equity comprised of common shares and warrants, US$367,671 from warrant and share option exercises, and US$1,291,000 from convertible debentures, promissory notes, and short term advances.

During the year ended March 31, 2009, we issued 16,667 common shares for technology valued at US$180,000, and issued 275,731 common shares for convertible note conversions received of US$1,422,206 in interest and principal.

Long term debt decreased from $158,612 at March 31, 2008 to $0 at March 31, 2009 as a consequence of freeing a first secured interest in favour of holders of our July 2008 convertible note debt financing.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008 - continued

Convertible notes decreased as at March 31, 2009 to $11,228 from $5,202,741 at March 31, 2008 due to debt settlements made with debt holders on March 31, 2009 for common share equity as part of corporate restructuring initiatives.  Certain remaining principal portions of these notes were optioned relating to the July 2008 convertible notes through December 31, 2009 and were reclassified as secured promissory notes.

Promissory notes increased from $270,167 at March 31, 2008 to 2,643,514 at March 31, 2009 owing in part to reclassification of certain remaining principal portions of the July 2008 convertible notes to promissory notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of US$400,000 of the July 2008 convertible notes in cash on June 2, 2009, and the receipt of US$500,000 as part of a private placement with a single investor which was later converted to common shares on July 17, 2009.

Accounts payable and accrued liabilities increased slightly to $541,802 at March 31, 2009 from $536,563 at March 31, 2009.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $644,463 as at March 31, 2009.  As at March 31, 2009, inventories related to the Company’s Tomorrow Garden® project in the aggregate of $34,072 (2008 - $nil).

Prepaid expenses as at March 31, 2009 of $102,670 (2008 $2,119,546) include $16,606 (2008 - $2,015,837) related to the deferred portion of business consulting and investor relations services agreements with the balance of $86,064 (2008 - $103,709) consisting of in prepaid insurance and rental deposits.

As at March 31, 2009, accounts receivable of $920,235 consists of $812,048 due from Global Green Solutions, the Company’s joint venture partner in Vertigro Algae product development, with the balance primarily due from value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company, as well as receivables relating to Tomorrow Garden® sales.  As at March 31, 2008, accounts receivable of $462,156 consisted primarily of amounts due from the Company’s product fulfillment agent, GSI Commerce, Inc. (formerly Accretive Commerce Inc.) from test sales relating to the Company’s Nova Skin Care System, value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company.

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

Year	Amount
2008	$4,081,435
2009	8,238,999
2010	2,152,425
Total	$14,472,859

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2010, we had the following known contractual obligations noted in this report or financial statements dated March 31, 2010:

On November 16, 2007, our wholly owned subsidiary, Valcent EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550 (CDN$20,977).  There were 7 years and 7.5 months remaining on the lease as at March 31, 2010. The Company also entered into public relations and consulting agreements in the year that extended beyond March 31, 2010. The combined commitments as at March 31, 2010 are as follows:

	Shares	Amount
2011	125,000	$76,229
2012	-	76,229
2013	-	76,229
2014	-	76,229
Thereafter	-	200,100
	125,000	$505,015

Effective April 1, 2009, the Company executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its Verticrop(TM) vertical plant growing technology and Tomorrow Garden® Kit technology (the “Technologies”) from Glen Kertz, Pagic and West Peak. Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common shares on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to the vendors.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

CONTRACTUAL OBLIGATIONS - continued

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

Application of Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States following Item 17 of Form 20-F. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this annual report.

We believe that of our significant accounting policies, which are described in Note 2 to our annual financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, the following policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Stock-Based Compensation

Stock options granted are recognized at the fair value of the options as determined by an option pricing model as the related services are provided and the options earned. US and Canadian accounting standards require public companies to recognize the cost of employee services received in exchange for equity instruments, based on the fair value of those instruments on the measurement date which generally is the grant date, with limited exceptions.  Stock-based compensation represents the cost related to stock-based awards granted to employees and non-employee consultants. We measure stock-based compensation cost at measurement date, based on the estimated fair value of the award, and generally recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period or the period during which the related services are provided by the non-employee consultants and the options are earned. We estimate the fair value of stock options using a Black-Scholes option valuation model.

The expected volatility of options granted has been determined using the volatility of our company's stock. The expected volatility for options granted during the year ended March 31, 2010 was 100% . The expected life of options granted generally equals the term of the options.  For the year ended April 30, 2010, the weighted-average risk-free interest rate used was 1.98% . The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, companies are required to utilize an estimated forfeiture rate when calculating the expense for the period. We applied an estimated forfeiture rate of Nil% in the year ended March 31, 2010 in determining the expense recorded in our consolidated statement of operations.

Use of Estimates

The preparation of our financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions which affect the amounts reported in these consolidated financial statements, the notes thereto, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

NEW ACCOUNTING PRONOUNCEMENTS

Canadian GAAP

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

US GAAP

Accounting Standards Codification

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification became the single source for all authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on our financial position, results of operations or cash flows.  The adoption of this statement will have no material impact on the Company’s financial statements but will require that interim and annual filings include references to the Codification.

Variable Interest Entities

In June 2009, the ASC 810 – Consolidation (FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) ASC 810 amends the accounting for variable interest entities (“VIE”) and changes the process as to how an enterprise determines which party consolidates a VIE. ASC 810 also defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption of SC 810, the reporting enterprise must reconsider its conclusions on whether an entity should be consolidated, and should a change result, the effect on its net assets will be recorded as a cumulative effect adjustment to retained earnings. ASC 810 is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The adoption of this statement will have no material impact on the Company’s consolidated financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

NEW ACCOUNTING PRONOUNCEMENTS - continued

Transfers of Financial Assets

In June 2009, the FASB issued ASC 860 – Transfers and Servicing (SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”.) ASC 860 limits the circumstances in which a financial asset may be derecognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by ASC 860. ASC 860 is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued ASC 855 (SFAS No. 165 “Subsequent Events”.) ASC 855 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The statement also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.  Furthermore, this statement identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual periods ending after June 15, 2009. The adoption of this statement did not to have a material effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issued related to an entity's requirement to perform and disclose subsequent event procedures. ASU 2010-09 requires entities to make filings with the Securities Exchange Commission (SEC) to evaluate subsequent events through the date the financial statements are issued. The new guidance became effective immediately for financial statements that are issued or available to be issued.

Business Combinations

In December 2007, ASC 805 Business Combinations was issued (SFAS No. 141R, “Business Combinations”.)  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

Contracts Indexed to the Company’s Stock

In June 2008, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” which is now included in the FASB Accounting Standards Codification at ASC 815-40-15. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 11(a), now included in the FASB Codification at ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. ASC 815-40-15 was effective for fiscal years beginning after December 15, 2008 and thus, upon its adoption on April 1, 2009, was applied to the Company’s outstanding convertible notes.

Fair value measurement

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements. This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company is reviewing the impact of this standard in its consolidated financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

NEW ACCOUNTING PRONOUNCEMENTS - continued

Stock Compensation

In April 2010, FASB issued ASU No. 2010-13, Stock Compensation [“ASU 2010-13”]. ASU 2010-13 amends FASB ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings (deficit). The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Revenue Recognition

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition— Milestone Method [“ASU 2010-17”]. ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions in FASB ASC Subtopic 605-25, Revenue Recognition, Multiple- Element Arrangements. An entity often recognizes these milestone payments as revenue in their entirety upon achieving a specific result from the research or development efforts. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. ASU 2010-17 is effective for fiscal years and interim periods within those fiscal years beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as of the date of March 31, 2010. Unless otherwise stated, the address for each of our directors and executive officers is c/o Valcent Products Inc., Suite 1010 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2  Canada.

Name	Age	Position
Chris Bradford	70	Director, President, CEO1

Gerry Jardine	58	Director, Acting CFO, Secretary2

Naveen Aggarwal	52	Director

(1)
Appointed President, Chairman of the Board and a Director by resolution of the board of directors, in accordance with Section 111 of the Business Corporations Act (Alberta) on October 22, 2009. Appointed Chief Executive Officer by resolution of the board of directors in accordance with Section 121 of the Business Corporations Act (Alberta), and Section 6 of our bylaws on October 22, 2009.

(2)
Appointed Acting CFO and Secretary by resolution of the board of directors, in accordance with Sections 121 and 111 respectively of the Business Corporations Act (Alberta) following the resignation of George Orr as CFO, Secretary, and director on January 15, 2010. (Mr. Jardine resigned June 1, 2010; Robert Baker was appointed as replacement Director, Acting CFO, Secretary on such same date).

Chris Bradford — President, Chief Executive Officer and Director

Mr. Chris Bradford has been a director and our Chief Executive Officer and President since October 22, 2009.  Mr. Bradford is also currently Managing Director of the Company’s wholly owned UK based subsidiary, Valcent Products (EU) Limited.  Mr. Bradford has worked within the agricultural sector continuously over the last 35 years in senior management positions in both large companies and smaller ventures. He also consulted with many programs to assist small agricultural businesses before joining Valcent Products (EU) Limited on a full time basis in April of 2007. Mr. Bradford has firsthand experience in most aspects of the agricultural sector and has successfully built Valcent Products (EU) Limited to be a productive Company that has been integral to the development and commercialization of the Company‘s core technologies. Chris Bradford joined Bradford & Sons Ltd., a family business post education, ultimately managing the Company’s Crop Services Division, supplying agricultural and horticultural markets in the South West of England.  Immigrating to Canada in 1977, Mr. Bradford worked at senior management level for three leading Canadian farm supply businesses, eventually setting up his own consulting business specializing in project management for startup companies in North America. Returning to the UK in 1996, Mr. Bradford joined the UK Government’s Business Link organization as a Business Development Adviser before returning to consulting in 2002, latterly developing the business plan and start-up strategy for Valcent Products (EU) Limited.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

Gerry Jardine — Acting Chief Financial Officer, Secretary and Director

Mr. Jardine was until June 1, 2010, a director of Valcent Products Inc. He was also the President/Chief Executive Officer and a director of Silica Resources Corp. from January 31, 2008 to August 16, 2010. Mr. Jardine was president and chief executive officer and a director of New Pacific Ventures from 2001 to 2006. From 1999 to 2004, he was the secretary/treasurer and a director of Prefco Enterprises Inc., a public Canadian construction/development company. From 1989 to 2003, Mr. Jardine was the president and chief executive officer and a director of Truax Venture Corporation, a Canadian public exploration company. Additionally, from 1996 to 2003, Mr. Jardine was the president of Amcan Fiscal Consultants Inc., a private consulting company. From 1986 to 1997, Mr. Jardine was the president and chief executive officer and a director of PowerTech Industries Inc., a Canadian public company involved in the manufacture and sales of HVAC equipment. Over the past twenty-four years, Mr. Jardine has also served as a director to more than half a dozen other companies, mainly operating in resource industries.

Naveen Aggarwal - Director

Naveen Aggarwal is currently engaged as an associate with Sweetwater Capital Corp., responsible for the evaluation of opportunities and the subsequent provision of advisory support to ensure success. Mr. Aggarwal is also a principal of Interactive Technologies Fund, based in Toronto, Ontario. He also serves on the Board of Directors of FourSpots Inc. and Infolinx Communications Ltd. and is a former director of Verrus Mobile Technologies Inc. He brings over twenty-five years experience with a variety of technologies (Hardware, Software, Consulting Services) and vertical markets (Telecom, Government, Finance, Retail) in the areas of development, sales, and marketing in senior management roles. Mr. Aggarwal has held senior level positions at many leading international companies including TIBCO Software (General Manager of Telecom Line of Business, Worldwide), Sun Microsystems, Netscape Communications, and Nortel. Naveen received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2010.

	Annual Compensation		Long Term Compensation

Name and Principal Position	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)
	$	$

M. Glen Kertz (1) Former CEO, President and Director (resigned April 9, 2010)	—	261,088	—	—

F. George Orr (2) Former CFO, Secretary, and Director (resigned January 15, 2010)	—	—	—	—

Gerry Jardine (3) Former Director, Acting CFO, Secretary (resigned June 1, 2010)	—	86,325	—	—

Naveen Aggarwal (4) Director	—	—	—	—

George Stapleton (5) Former Director (resigned February 18, 2010)	—	—	—	—

Chris Bradford (6) CEO, President and Director	88,387	126,000	300,000	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

COMPENSATION - continued

(1)
During the year ended March 31, 2010, Pagic LP, a company affiliated with Glen Kertz, was paid or accrued amounts as shown for payments under license agreements between the Company and Pagic LP. In addition, additional accrued amounts due as at March 31, 2009 in the amount of US$156,519 were settled on March 29, 2009 for 391,298 common shares to Pagic, with such shares issued on May 11, 2009. Mr. Kertz resigned as a director and officer of Valcent and related subsidiaries on April 9, 2010.

(2)
Accrued amounts due as at March 31, 2010 for fees, interest, convertible debenture prepayment penalty, original issuer discount on convertible notes, debt advances and promissory notes paid to the Company, and other amounts due aggregating US$336,586 were settled on March 29, 2009 for 1,085,690 common shares to Mr. Orr, with such shares issued on May 11, 2009.  During the year ended March 31, 2010, $30,288 was accrued in accretion and interest owing on secured convertible debenture amounts owing to Mr. Orr.  Mr. Orr resigned as a director and officer of Valcent and related subsidiaries on January 15, 2010.

(3)
Mr. Gerry Jardine received, or the Company accrued amounts owing for consulting services to a related company during the year ended March 31, 2010.  Mr. Jardine resigned as a director and officer of Valcent and related subsidiaries on June 1, 2010.

(4)
Mr. Naveen Aggarwal previously received amounts for consulting services performed. Partial amounts accrued due as at March 31, 2009 in the amount of $23,428 were settled on March 29, 2009 for 46,875 common shares, with such shares issued on May 11, 2009.  On June 30, 2010, this director was assigned 500,000 fully vested share options exercisable at US$0.25 per share for an 8 year term.

(5)
Amounts owing to Mr. George Stapleton from a convertible note and interest due as at March 31, 2009 in the amount of US$73,544 were settled on March 29, 2009 for 183,860 common shares, with such shares issued on May 11, 2009.

(6)
Amounts shown are for salary received or accrued for during the year ended March 31, 2010. In addition, at March 31, 2010, the Company commitment to issue 300,000 common shares to Mr. Bradford for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued were valued at $0.42 per share for an aggregate value of $126,000.  On September 15, 2010, these shares were cancelled and returned to treasury to be replaced at a future date by share options.

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

 Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of our audit committee include all the members of the Board of Directors:  Naveen Aggarwal, Robert Baker, and Chris Bradford. We at present do not have a member of the audit committee with accreditation as “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F). Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management at least quarterly throughout the fiscal year.  Only one member of the audit committee is an independent director; the Company acknowledges deficiencies exist resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

We have no formal compensation committee.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

EMPLOYEES

As at November  1, 2010, Valcent Manufacturing Ltd. had 1 full time employee, and also retained consultants as required.

As at November 1, 2010, Valcent Products EU Limited had 11 full time employees, 2 part time employees, and 2 consultants working on active projects.

As at November 1, 2010, Valcent Products Inc. had approximately 8 consultants, all of which provided services on a part time basis.

Key Employees and Consultants

Our key consultants and their primary responsibilities as at November 1, 2010 are as follows:

Chris Bradford, the Managing Director of Valcent Products EU Limited is responsible for UK business operations and the Company’s development of the Vertigro HDVG system, market development, and sales rollout.  Due to Mr. Bradford’s central role to the development of the Company’s core business High Density Vertical Growing Systems and its commercialization, he also acts as Valcent Products Inc.’s President and Chief Executive Officer providing corporate direction, leadership, and implementation for our business operations.

Stephen Kenneth Fane, consultant to Valcent Products Inc., has extensive experience in the commercial greenhouse industry that is invaluable as Valcent enters its commercial sales and marketing of both the Verticrop(TM) and Alphacrop(TM) Systems.  Fane, who was a partner at Coopers & Lybrand, a predecessor firm to PriceWaterhouseCoopers, became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, Fane acquired a 5-acre hydroponic greenhouse operation that produced bell peppers which he expanded to over 75 acres under glass. Fane merged his operation with another large-scale producer and took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for the integration of two existing large-scale operations totaling more than 135 acres under glass and the raising of $70M through the public offering process. In late 2006, the Trust was merged with another large scale producer to form one of the world's largest greenhouse production and marketing companies.

Stephen Kennedy Smith and Emlink LLC, provide commercialization, product development, and consulting marketing services to Valcent Products, Inc. in the US market place essential to the sales development process and establishment of Verticrop(TM).  Consulting firm Emlink LLC include multi-faceted resource personnel to roll out the Company’s products.

Tim Brock – Mr. Brock holds a B.A. in Economics from the University of British Columbia and has in-depth experience in seed capital funding, initial public offerings and sponsorship on Canadian and American venture stock exchanges.

SHARE OWNERSHIP

The following table sets forth, as of September 15, 2010, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2010.  The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

SHARE OWNERSHIP - continued

Name	Amount and Nature of Ownership	Percent of Class*

F. George Orr (1) Former CFO, Secretary, and Director (resigned January 15, 2010)	2,442,942	4.16%

Gerry Jardine (2) Former Director, Acting CFO, Secretary (resigned June 1, 2010)	-	-%

Naveen Aggarwal (3) Director	585,763	1.02%

George Stapleton (4) Former Director (resigned February 18, 2010)	200,526	0.35%

Chris Bradford CEO, President and Director	-	-%

M. Glen Kertz (5) Former CEO, President and Director (resigned April 9, 2010)	293,473	0.51%
	3,522,704	6.05%

*
No director or executive officer has different voting rights from any other holder of our common stock. Based on 57,389,550 shares issued and outstanding at September 15, 2010.  Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)
Consists of (i) 17,260 shares of common stock directly owned, issued in settlement of partial interest earned on a convertible note held by the shareholder, (ii) 63,492 shares of common stock directly owned, issued to the shareholder as a negotiated bonus for extension of term relating to a convertible note held by the shareholder, (iii) 6,668 shares of common stock issued pursuant to private placement of units at US$10.80 per share all directly owned, (iv) 1,085,690 shares issued on May 19, 2009 from debt settlements for amounts owed at March 31, 2009, and (v) 1,269,813 commons shares issuable based on the calculation of the conversion derivative as at September 15, 2010 on estimated interest and principal outstanding of US$94,220 and convertible according to the terms of the convertible note held by the shareholder (10 day average bid of US$0.106 discounted by 30% provides estimated conversion rate of US$0.0742 at September 15, 2010).  Share options issued previous to March 31, 2009 were cancelled effective March 31, 2009.

(2)	Share options issued previous to March 31, 2009 were cancelled effective March 31, 2009.

(3)
Consists of (i) 38,888 shares of common stock beneficially owned through this director’s spouse, and (ii) 46,875 shares issued on May 19, 2009 from debt settlements for certain partial amounts owed at March 31, 2009, and (iii) 500,000 share options issued on June 1, 2010 for an eight year term. Share options issued previous to March 31, 2009 were cancelled effective March 31, 2009.

(4)
Consists of (i) 16,666 shares of common stock issued pursuant to private placement of units at US$10.80 per unit in a private company affiliated with this director; corresponding warrants to this private placement have expired, and (ii) 183,860 shares held jointly with a spouse issued on May 19, 2009 from debt settlements for certain partial amounts owed at March 31, 2009.

(5)
Consists of (i) a portion of the 391,298 common shares issued for amounts due at March 31, 2009 in the amount of US$156,519 that were settled on March 29, 2009 for 391,298 common shares to Pagic, with such shares issued on May 11, 2009. Only 293,473 common shares remain in the name of Pagic a company controlled by Ketz the shareholder.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

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

During the year ended March 31, 2010, a total of 100,000 share options were issued at US$0.30 per share for a five year term.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of September 15, 2010, there were 57,389,550 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 15, 2010. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

	Shares Beneficially Owned

Major Shareholders	Number	Percent*

Larry Thompson (1)	16,738,083	26.64%

Agosto Corporation Limited (2)	9,726,245	16.95%

Platinum Long Term Growth VI, LLC (3)	9,035,020	13.9%

Paul Sturt (4)	5,000,000	8.71%

1538764 Alberta Inc. (5)	4,521,658	7.88%

Inspeck Crushing Ltd. (6)	2,948,982	5.14%

Total	47,969,988	79.25%

Total Shares outstanding at September 15, 2010	57,389,550

*Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)
Consists of (i) 11,303,562 shares of common stock directly owned, and (ii) 5,434,521 warrants to purchase 5,434,521 common shares at US$0.45 until July 17, 2011 (these warrants originally expiring on July 17, 2010 were extended for a one year term.)

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

(3)
Consists of (i) 1,109,967 shares of common stock directly acquired in debt settlements with the Company in May, 2009, (ii) 201,307 warrants to purchase 201,307 common shares until July 21, 2010 at US$0.20 per share, (iii) 101,654 warrants to purchase 100,654 common shares until July 21, 2013 at US$0.20 per share, (iv) 7,166,355 commons shares issuable based on the calculation of the conversion derivative as at September 15, 2010 on estimated interest and principal outstanding of US$531,744 and convertible according to the terms of the convertible note held by the shareholder (10 day average bid of US$0.106 discounted by 30% provides estimated conversion rate of US$0.0742 at September 15, 2010), (v) 97,411 shares of common stock directly owned, issued in settlement of partial interest earned on a convertible note held by the shareholder, and (vi) 358,326 shares of common stock directly owned, issued to the shareholder as a negotiated bonus for extension of term relating to a convertible note held by the shareholder. Contractual obligations exist for this shareholder to at no time exceed aggregate common share ownership greater than 9.99% of the total number of issued and outstanding shares of the Company.

(4)	Consists of (i) 5,000,000 shares of common stock directly owned acquired in a private sale from a third party.

(5)
Consists of (i) 3,500,000 shares of common stock directly owned acquired in a conversion of $700,000 in debt at US$0.20 per share, and (ii) 1,021,658 shares of common stock directly owned acquired in a private sale from a third party.

(6)	Consists of (i) 2,948,982 shares of common stock directly acquired in debt settlements with the Company in May, 2009.

At of  September 15, 2010, we had 208 shareholders of record and an estimated 2,400 unregistered shareholders.  As of  September 15, 2010, there were 57,389,550 shares of common stock outstanding. United States shareholders held an estimated 13,775,903 shares of our common stock, representing approximately 24% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

During the years ended March 31, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009	2008
Product Development	$392,325	$1,318,309	$919,460
Interest and accretion	107,642	-	-
Professional fees	-	36,000	33,370
Rent	25,000	37,800	30,000
	$524,967	$1,392,109	$982,830

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares.  The amounts owing were non-interest bearing and had no specific terms of repayment.

At March 31, 2010, promissory notes payable included $1,001,851 (March 31, 2009 - $19,058) owing to beneficial owners of more than 5% of the Company’s common shares and directors and officers.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the years ended March 31, 2010 and 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued are valued at $0.42 per share for an aggregate value of $126,000 and was recorded to the product development cost.

During the year ended March 31, 2010, $206,950 of cash issue costs were charged by beneficial owners of more than 5% of the Company’s common shares.

During the year ended March 31, 2010, the Company settled commitments to issue shares of $8,172,135 by issuing 17,655,556 common shares.

Verticrop(TM) Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to certain vertical plant growing technology and Tomorrow Garden® kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and knowhow to the Technologies  (the “Purchase Agreement”).  Pursuant to this agreement, original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs.

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

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement(“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

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

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746, which has been expensed to product development, and has accrued its share of the US $50,000 payment due on March 31, 2009. The Technology License has lapsed by agreement of the parties to the Technology License Agreement. VAT is no longer in operation by consent of the members of VAT, with each of the Company and Global Green pursuing their core business strategies; no royalty has been accrued or paid during the year ended March 31, 2010.

The main elements from VAT included in the consolidated financial statements are accounts payable of US $44,029 (2009 - US $39,466) and expenses of US $44,723 (2009 – US $1,099,148). There were no assets in VAT during the year ended March 31, 2010 or 2009.

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

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

SIGNIFICANT CHANGES

•
July 2008 Convertible Note Partial Purchase and Conversion - On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

•
Alphacrop(TM) Technology Conditional Technology Acquisition - On June 1, 2010, the Company ratified the conditional issuance of 1,000,000 common shares to a third party as partial consideration for the purchase of technology related to the Company’s “Alphacrop(TM)” plant growing system.  The shares are conditional on the issue of certain patents from the UK patent office.

ITEM 8. FINANCIAL INFORMATION - continued

SIGNIFICANT CHANGES - continued

•
July 2008 Convertible Note Modification to Interest Rate and Equity Bonus to Extend Term – Effective July 1, 2010, and in order to extend the repayment terms of outstanding secured convertible promissory notes in the aggregate outstanding amount of US$698,426 as at June 30, 2010, the Company accepted the negotiated change to the nominal and effective rate of default interest from 18% per annum simple interest rate to 30% per annum simple interest.  In addition, on September 15, 2010, the Company issued an aggregate of 500,000 common shares to the four note holders prorate to their holdings as a bonus to extend the term of the notes through December 30, 2010.

ITEM 9. THE OFFER AND LISTING

The table below sets forth certain information regarding the price history of our common shares, including (i) annual high and low market prices for each of the three most recent fiscal years, (ii) quarterly high and low market prices for each full quarter of the two most recent fiscal years and to the date of this Annual Report, and (iii) monthly high and low market prices for each month of the six most recent months. The prices have been adjusted to reflect a one-for-three common share consolidation effective May 3, 2005 and the further one-for-eighteen common share consolidation effective July 16, 2009.

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

Period	OTC Bulletin Board (USD)
	High	Low

Fiscal year ended March 31,
2006	$17.10	$4.50
2007	$15.20	$7.20
2008	$16.74	$8.10
2009	$13.32	$0.90
2010	$2.50	$0.21

Quarter ended
June 30, 2008	$13.32	$9.00
September 30, 2008	$12.06	$6.12
December 31, 2008	$8.10	$3.60
March 31, 2009	$5.40	$0.90
June 30, 2009	$2.34	$0.54
Stock split 18 - 1 July 16-09
September 30, 2009	$2.50	$0.36
December 31, 2009	$1.20	$0.57
March 31, 2010	$0.60	$0.21

Month ended
March 31, 2010	$0.52	$0.21
April 30, 2010	$0.42	$0.21
May 31, 2010	$0.25	$0.15
June 30, 2010	$0.27	$0.17
July 31, 2010	$0.19	$0.12
August 31, 2010	$0.16	$0.11
September 30, 2010	$0.14	$0.10
October 31, 2010	$0.14	$0.07

ITEM 9. THE OFFER AND LISTING - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

EXCHANGE CONTROLS - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 15T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of March 31, 2010, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our CFO (our principal financial officer) and our acting CEO (our principal executive officer), who concluded, that because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective as of March 31, 2010.

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

Evaluation of Internal Controls and Procedures Over Financial Reporting

As of March 31, 2010, management assessed the effectiveness of the Company's internal control over financial reporting (ICFR) based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of March 31, 2010 and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31, 2010:

(1)
Lack of an independent audit committee, audit committee financial expert, and no independent directors.  Although our audit committee functions with two officer/directors and one director who is not a corporate officers, the non-officer director was a paid consultant to the Company and as such may not be deemed truly independent.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less effective or conflicted supervision over management;

(2)
Inadequate staffing and supervision within our bookkeeping operations combined with complex accounting transactions. We have two employees or consultants involved in bookkeeping functions in two separate operating business units where transactional volumes require such services, and we utilize independent consultants on a part-time basis to supplement our accounting staff.  The relatively small number of people who are responsible for bookkeeping functions makes more difficult segregation of duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  In addition complex transactions encountered in the year relating to convertible debentures, and revaluation issues in conjunction with re-structuring initiatives made the accounting function more complex requiring the services of third party outside accounting consultants;

(3)
Outsourcing of significant portions of the accounting operations of our Company.  Because there are no employees at the corporate level in our administration, we have outsourced a portion of the accounting functions of our Company to an independent accounting and bookkeeping firm where particular skills are required due to the nature of complex financial transactions especially relating to convertible debenture financings. The employees of this accounting firm are managed by supervisors within the accounting firm, and are not answerable to the Company's management. This is a material weakness because it could result in disconnect between the accounting policies adopted by our Board of Directors and the accounting practices applied by the accounting firm;

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

ITEM 15T.  CONTROLS AND PROCEDURES - continued

As of March 31, 2010, management assessed the effectiveness of our ICFR and based on that evaluation, they concluded that, as of March 31, 2010, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our ICFR. However, management believes these weaknesses did not have a material effect on our financial results. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.  We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The Company relies on the part time involvement of its Acting Chief Financial Officer who is not deemed a financial expert as well as consultants for period end financial disclosure and the reporting process.  This risk is mitigated by the active involvement of the audit committee and the board of directors in reviewing the financial statements.  However, the lack of full time personnel who have technical experience and knowledge is an internal control weakness and may result in the failure to timely report financial results.

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

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during fiscal year ended March 31, 2010 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting.

There were no changes in our internal control over financial reporting during the year ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have one audit committee member who is a “financial expert” (as defined in accordance with Item 16A(b) of Form 20-F); our Acting CFO is not “independent” as that term is defined in Section 803A of the NYSE AMEX Company Guide and SEC Rule 10A-3 under the Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal years ended March 31, 2009 and 2008 were Smythe Ratcliffe LLP, Chartered Accountants of Vancouver, British Columbia.  Our auditors for the fiscal year ended March 31, 2010 was BDO Canada LLP, Chartered Accountants of Vancouver, B.C.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2010 for professional services rendered by BDO Canada LLP, Chartered Accountants, for the audit of our annual financial statements was $169,000.  The aggregate audit fees billed for the fiscal years ended March 31, 2009 for professional services rendered by Smythe Ratcliffe LLP, Chartered Accountants, for the audit of our annual financial statements was $142,000.

AUDIT RELATED FEES

BDO Canada LLP fees for the audit and review of financial statements not included in “Audit Fees” for the 2010 fiscal year was nil.  Smythe Ratcliffe LLP fees for the audit and review of financial statements not included in “Audit Fees” for the 2009 fiscal year was $30,903.

TAX FEES

The aggregate fees billed in the fiscal years ended 2010 and 2009 for professional tax compliance advice and planning was nil.

ALL OTHER FEES

Smythe Ratcliffe LLP fees for other services performed for the 2009 fiscal year not included in “Audit Fees” or “Audit Related Fees” was nil.  Smythe Ratcliffe LLP fees for other services performed for the 2010 fiscal year not included in “Audit Fees” or “Audit Related Fees” was nil.  BDO Canada LLP fees for other services performed for the 2010 fiscal year not included in “Audit Fees” or “Audit Related Fees” was nil.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In March 2010, our board of directors approved the appointment of BDO Canada LLP as our independent accountants to audit our financial statements and dismissed Smythe Ratcliffe LLP, Chartered Accountants, as our independent accountants.

During our most recent fiscal year, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Smythe Ratcliffe LLP, Chartered Accountants, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by Smythe Ratcliffe LLP, Chartered Accountants, for the last fiscal year did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the year ended March 31, 2009 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.  The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm.

We have engaged the firm of BDO Canada LLP, as of March 2010. During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP was not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

ITEM 16G. CORPORATE GOVERNANCE

Companies listed on a US Stock Exchange must comply with certain standards regarding corporate governance. Listed companies that are foreign private issuers are permitted to follow home country practice in lieu of these standards, except that such companies are required to comply with the following requirements:
(i)	establish an independent audit committee that has specified responsibilities
(ii)	provide prompt certification by its CEO of any non-compliance with any corporate governance rules
(iii)	provide a brief description of significant differences between its corporate governance practices and those followed by US companies.

We feel we comply with the above requirements and note there is no significant corporate governance practice differences between the standards for a US listed company and our practice.

PART III

ITEM 17. FINANCIAL STATEMENTS

Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2010 and 2009

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Valcent Products Inc. (A development stage company)

We have audited the consolidated Balance Sheet of Valcent Products Inc. (a Development Stage Company) as at March 31, 2010 and the consolidated Statements of Operations and Deficit, Comprehensive Loss and Accumulated Other Comprehensive Income and Cash Flows for the year ended March 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and the results of its operations and its cash flows for the year ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
July 29, 2010 (except for Notes 19 and 20 which are as of November 15, 2010)

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as the Company’s adoption of ASC Topic 815 Derivatives and Hedging (EITF Issue No. 07-5), Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity‘s Own Stock (EITF 07-5) as described in Note 19(a), have a material effect on the consolidated financial statements.

Although we conducted our audit in accordance with both Canadian generally auditing standards and the standards of PCAOB, our report to the shareholders dated July 29, 2010 (except for Notes 19 and 20 which are as of November 15, 2010) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

We also have audited the adjustment for the correction of the error described in Note 19(d) that were applied to restate the 2009 reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States set out in Note 19.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review or apply any procedures to the March 31, 2009 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any form of assurance on the March 31, 2009 consolidated financial statements taken as a whole.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada

July 29, 2010 (except for Notes 19 and 20 which are as of November 15, 2010)

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheet of Valcent Products Inc. (a development stage company) as at March 31, 2009 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years ended March 31, 2009 and 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and the results of its operations and its cash flows for the years ended March 31, 2009 and 2008, in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 19 which
is as at October 9, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of explanatory paragraphs when there is a correction of an error such as those disclosed in note 19(d) in respect of the US GAAP treatment of the convertible debt.

We were not engaged to audit, review or apply any procedures to the adjustments for the correction of the error as described in note 19(d) of the March 31, 2010 consolidated financial statements and accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by BDO Canada LLP.

Our report to the shareholders dated September 18, 2009, except for note 19 which is as at October 9, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 19 which
is as at October 9, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
March 31, 2010 and 2009

	2010 Restated – see Note 20)	2009
ASSETS
Current
Cash and cash equivalents	$22,222	$224,769
Receivables (Note 5)	127,897	920,235
Prepaid expenses	105,751	102,670
Inventories (Note 6)	11,665	34,072

	267,535	1,281,746
Property and Equipment (Note 3)	1,016,750	1,070,216
Product License (Note 4)	1	1

	$1,284,286	$2,351,963

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current Liabilities
Accounts payable and accrued liabilities	$886,435	$541,802
Promissory notes payable (Notes 10 and 12)	1,053,169	2,643,514
Due to related parties (Note 10)	258,206	186,645
Convertible notes (Note 7)	1,968,930	11,228

	4,166,740	3,383,189
Shareholders' Deficiency
Share capital (Note 8)	43,250,174	21,957,516
Contributed surplus (Note 8)	5,694,205	5,462,219
Commitment to issue shares (Note 8)	126,000	16,955,228
Equity component of convertible notes (Note 8)	-	4,310
Accumulated other comprehensive income	296,515	-
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(49,011,978)	(42,173,129)

	(2,882,454)	(1,031,226)

	$1,284,286	$2,351,963

Nature of Business and Ability to Continue as a Going Concern (Note 1)
Commitments (Notes 4, 5, 7, 8, 11 and 12)
Subsequent events (Note 18)

On behalf of the Board:

(signed) “Chris Bradford”	Director	(signed) “Robert Baker”	Director

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
For the Years Ended March 31, 2010, 2009 and 2008

	2010 (Restated - see note 20)	2009	2008

Expenses
Product development (Notes 9 and 10)	$2,152,425	$8,238,999	$4,081,435
Insurance	21,677	19,640	71,071
Interest, accretion and fees (Notes 7 and 10)	916,714	3,217,226	2,916,958
Investor relations	282,265	782,749	-
Advertising and media development	101,408	448,258	871,542
Professional fees (Note 10)	549,784	524,216	431,270
Office and miscellaneous	342,932	389,128	234,817
Travel	219,018	236,441	291,465
Amortization	212,691	181,618	47,463
Rent (Note 10)	125,888	131,038	77,918
Stock-based compensation (Note 8)	19,861	260,530	990,305
Filing and transfer agent fees	52,426	22,150	44,500
Loss from Operations	(4,997,089)	(14,451,993)	(12,028,222)

Other
Foreign exchange (loss) gain	(19,395)	(2,027,804)	611,133
Write-off of receivable	(668,057)	-	-
Interest income	-	19,491	10,805
Loss on settlement of debts (Notes 7(i) and 8(c))	(1,154,308)	(885,292)	-
Write-down of property and equipment (Note 3)	-	(509,892)	-
Write-down of product license	-	-	(1,306,074)
Net Loss for the Year	(6,838,849)	(17,855,490)	(12,712,358)
Deficit During Development Stage, Beginning of the Year	(42,173,129)	(24,317,639)	(11,605,281)

Deficit During Development Stage, End of the Year	$(49,011,978)	$(42,173,129)	$(24,317,639)

Loss Per Share – Basic and Diluted	$(0.16)	$(6.42)	$(6.44)

Weighted Average Number of Common Shares Outstanding	42,354,279	2,782,284	1,974,763

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
Years Ended March 31, 2010, 2009 and 2008

	2010 (Restated – see Note 20)		2009		2008
Statement of Comprehensive Loss	$		$		$

Net loss for the year		(6,838,849)		(17,855,490)		(12,712,358)
Other comprehensive income:
Foreign exchange adjustment on change in currency (Note 2 (q))		296,515		-		-

Comprehensive loss		(6,542,334)		(17,855,490)		(12,712,358)

	2010 (Restated – See Note 20)		2009
Statement of Accumulated Other Comprehensive Income	$		$

Balance, beginning of year		-		-
Other comprehensive income:
Currency translation adjustment		296,515		-

Balance, end of year		296,515		-

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
For the Years Ended March 31, 2010, 2009 and 2008

	2010	2009	2008
Cash Provided By (Used In)
Operating Activities
Net loss for the year	$(6,838,849)	$(17,855,490)	$(12,712,358)
Items not involving cash:
Interest and accretion	753,835	3,031,746	2,839,430
Loss on settlement of debts	1,154,308	885,292	-
Stock-based compensation	19,861	260,530	990,305
Write-down of property/product license	-	509,892	1,306,074
Write-off of receivable	668,057	-	-
Common shares issued for product develop	-	190,747	506,869
Common shares issued for services	155,583	360,038	398,397
Commitment to issue shares for services	126,000	764,257	-
Extension of warrants	-	181,048	-
Shares issued for interest and penalties	-	65,333	4,195
Amortization	212,691	181,618	47,463
Foreign exchange loss	-	1,947,142	(630,984)
Changes in non-cash working capital items (Note17)	509,378	2,255,630	732,607
	(3,239,136)	(7,222,217)	(6,518,002)
Investing Activity
Change in property and equipment, net	(264,200)	(626,618)	(834,084)

Financing Activities
Advances from related parties	71,561	1,473,880	560,341
Proceeds from issuance of common shares, net	3,225,022	2,195,785	5,448,774
Repayment of promissory notes payable	(1,106,486)	-	-
Proceeds from promissory notes payable	1,111,485	2,163,016	150,512
Repayments of long-term debt	-	(174,862)	(34,252)
Proceeds from issuance of convertible notes	-	2,171,686	1,100,108
Repayment of convertible notes	(11,026)	-	-
	3,290,556	7,829,505	7,225,483
Effect of Foreign Exchange on cash	10,233	80,662	(24,932)
(Decrease) Increase in Cash During the Year	(202,547)	61,332	151,535
Cash and Cash Equivalents, Beginning of the Year	224,769	163,437	314,972
Cash and Cash Equivalents, End of the Year	$22,222	$224,769	$163,437

Supplemental cash-flow information
Shares issued on conversion of convertible notes	$10,334	$5,030,345	$532,295
Interest paid	$3,097	$4,223	$15,480
Taxes paid	$-	$-
Fair value of agent warrants on share issuance	$21,925	$-
Fair value of warrant extension	$132,625	$-

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

1.	Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current plan of operations is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2010 the Company had not yet achieved profitable operations, has an accumulated deficit of $52,249,348 (2009 - $45,410,499) has a working capital deficiency of $3,899,205 (2009 - $2,101,443) and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of the financial statements necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

(a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s 50 %proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 5.

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

(d) Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2010 and 2009, cash and cash equivalents consisted of cash on deposit.

(e) Inventories

The Company records inventories at the lower of cost or net realizable value. Cost includes the allocation of fixed overhead.  Any previous write-downs are required to be reversed when the value of the inventory increases.  The amount of the reversal is limited to the amount of the original write-down. There were no reversals of write-downs recognized during the year presented in these consolidated financial statements.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

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

(g) Foreign currency transactions and translation

The Company presents its financial statements in Canadian dollars. The Company’s functional currency is the US dollar for 2010.  Transactions undertaken by the Company and the accounts of the Company’s integrated subsidiaries in foreign currencies are re-measured into United States dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Income and expense items, at the exchange rate in effect on the date of the transaction.

All consolidated assets and liabilities have been translated into Canadian dollars using the exchange rate at the balance sheet dates, while income and expense items have been translated using the prevailing average exchange rate for the period.  Gains and losses arising from the re-measurement of transactions to the functional currency are included in operations for the year.  Gains and losses arising from the translation from the functional currency to the presentation currency are recorded as other comprehensive income.

(h) Use of estimates

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

(i) Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments totaling 68,583,576 (2009 – 34,685,711) that would be anti-dilutive.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

(j) Stock-based compensation

The Company accounts for all grants of options and equity instruments to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation.

Compensation expense for employees is generally amortized using the straight-line method over the period from the grant date to the date the options or equity instruments vest.  Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period.  Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

(m) Financial Instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All  financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income. See Note 15 for classification the Company’s financial instruments.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(n) Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized, and is measured as the excess of the carrying amount of the asset and its fair value.  Management determined that there has been no impairment of the Company’s long-lived assets as at March 31, 2010 (2009 - $509,892; 2008 - $Nil).

(o) Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable and when collectability is reasonably assured.  Sales during the development stage are netted against product development costs (Note 9).

Interest income is recognized on an accrual basis as earned at the effective rate of interest of the investment over the term to maturity.

(p) Accounting for embedded derivative

Current accounting principles requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as conversion features, warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement each period at their fair value with the changes in the fair value each period charged or credited to the statement of operations. Conversion features and other equity instruments with such provisions may no longer be recorded to equity. In estimating the appropriate fair value, the Company uses a valuation model such as the black-scholes option pricing model.

(q) Change in Functional Currency

Effective April 1, 2009, the functional currency of the Company became the United States dollar (USD). Prior to that date, the Company’s functional currency was the Canadian dollar.  The change in functional currency from Canadian dollar (CAD) to USD resulted from increased business activities and monetary transactions conducted in USD. As a result of adopting this change prospectively, previously reported financial results have not been adjusted. The translated amounts for non-monetary items at the end of the prior period become the historical basis for those items in the period of the change and subsequent period. In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

The Company continues to report in CAD as this currency is more relevant for the Company’s investors and other users of the financial statements.

Recently adopted accounting pronouncements

Goodwill and intangible assets

The CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The Company adopted the new standard on April 1, 2009.  The adoption of this standard has not had any significant impact on these consolidated financial statements.

Financial Instruments – Disclosure

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.
The three levels of the fair value hierarchy are:

Level 1 –                   Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –                   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 –                   Inputs that are not based on observable market data

The adoption of this standard resulted in additional disclosure in Note 15.

Future accounting and reporting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

2.	Significant Accounting Policies (continued)

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

3.	Property and Equipment

		March 31, 2010
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	681,481	444,582	236,899
Equipment	638,476	252,872	385,604
Computer equipment	156,197	132,884	23,313
Furniture and fixtures	90,291	61,100	29,191
Automobiles	45,257	17,869	27,388
Leasehold improvements	199,534	55,444	144,090
Currency Translation	(71,254)	33,721	(104,975)
	$2,015,222	$998,472	$1,016,750

		March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$1,843,859	$773,643	$1,070,216

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare Systems and Dust Wolf products and determined that certain equipment used for development of those products had no continuing value to the Company and therefore wrote down the carrying value of those assets to their net recoverable amounts based on management’s estimate.

The write-down amounting to $509,892 recorded during the year ended March 31, 2009 is included in accumulated amortization.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

4.	Product License and Technology Purchase

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, by March 31, 2007 the Company had issued to Pagic and its assignees an aggregate of 1,111,112 common shares at a cost of US $1,000,000, based on the historical cost of the license.  Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

The Agreement requires the Company to pay Pagic and its assignees, royalties of US $10 per Nova Skincare System unit sold, US $2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company was required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company was to pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US $37,500 beginning April 1, 2007 and US $50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic was to be at least US $400,000 per year beginning April 1, 2007.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. Previously outstanding royalty and other accrued amounts owing to Pagic in the amount of US $156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

4.	Product License and Technology Purchase (continued)

a)
the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b)	US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c)	calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d)	the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

5.	Vertigro Joint Venture

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

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US $50,000 in 2009, US $100,000 in 2010 and US $250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746, which has been expensed to product development, and has accrued its share of the US $50,000 payment due on March 31, 2009. The Technology License has lapsed by agreement of the parties to the Technology License Agreement. VAT is no longer in operation by consent of the members of VAT, with each of the Company and Global Green pursuing their core business strategies; no royalty has been accrued or paid during the year ended March 31, 2010.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

5.	Vertigro Joint Venture (continued)

The main elements from VAT included in the consolidated financial statements are accounts payable of US $44,029 (2009 - US $39,466) and expenses of US $44,723 (2009 – US $1,281,712; 2008 - $5,735,893). There were no assets in VAT during the year ended March 31, 2010 or 2009.

Receivables during the year ended March 31, 2010 included a receivable due from Global Green in the amount of $668,057.  The Company has written off this receivable as at Mach 31, 2010.

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

6.	Inventories

As at March 31, 2010, inventories in the aggregate of $11,665 (2009 - $34,072) consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line. Inventories are valued at lower of cost and net realizable value.

During the year ended March 31, 2009, the Company discontinued product development relating to its Nova Skincare System and Dust Wolf products and any inventory related thereto amounting to raw materials of $314,012, and finished goods inventory of $330,451 were expensed to product development.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes

Details of the convertible notes are as follows:

Convertible note continuity:

	US $							CDN$
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
September 2007 (h)	8,902	-	-	-	-	(8,902)	-	-
July 2009 (Note 8(b)(i)	-	179,478	-	-	3,777	(183,255)	-	-
Dec 2009 (i) (Note 12)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
	8,902	1,502,478	-	567,000	62,082	(202,157)	1,938,305	1,968,930

	US $							CDN$
	Balance	2009	2009		2009	2009	Balance	Balance
Date of Issue	March 31, 2008	Issued Principal	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversions/ Repayments*	March 31, 2009	March 31, 2009
July/Aug 2005(a)	259,825	-	-	-	15,647	(275,472)	-	-
April 2006 (b)	534,442	-	-	-	29,287	(563,729)	-	-
April 2006 (c)	85,542	-	-	-	4,673	(90,215)	-	-
December 2006 (e)	1,659,782	-	-	-	150,544	(1,810,326)	-	-
January 2007 (f)	1,569,183	-	-	-	468,170	(2,037,353)	-	-
August 2007 (g)	678,567	-	-	-	102,260	(780,827)	-	-
September 2007 (h)	297,433	-	-	-	154,295	(442,826)	8,902	11,228
July 2008 (i)	-	2,168,000	(1,315,003)	-	1,262,529	(2,115,526)	-	-
	5,084,774	2,168,000	(1,315,003)	-	2,187,405	(8,116,274)	8,902	11,228

*Includes commitments to convert the remaining amounts into common shares

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US $9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US $13.50 per share until August 5, 2008. A total of US $82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 .

During the year ended March 31, 2009, principal of US $92,281 and interest of US $9,423 were converted to 14,845 common shares and interest of US $15,647 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $173,768 for 595,006 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 595,006 common shares were issued on May 11, 2009 (Note 8(c)).

(b)	US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US $551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 40,864 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company at the lesser of:

I.	70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; or

II.
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

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US $55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US $9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US $13.50.

During the year ended March 31, 2009, convertible notes and interest of US $460,679 were converted to 111,751 common shares and interest of US $21,312 was accrued on the unconverted principal balance of these convertible notes.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 473,101 common shares were issued on May 11, 2009 (Note 8(c)).

(c)	US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US $82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US $82,200 convertible penalty notes (Note 7(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants. These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US $13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US $64,500 were converted to 17,994 common shares and interest of US $4,673 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US $25,715 for 106,443 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 106,443 common shares were issued on May 11, 2009 (Note 8(c)).

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

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

During the year ended March 31, 2009, the Company accrued US $150,544 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US $1,500,000 and accrued interest of US $310,326 for 4,525,807 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(f)	US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US $9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US $12.60 per share until December 11, 2008. At the discretion of the note-holders, interest on the notes was payable in either cash or units at US $9.00 per unit. In connection with this financing, the Company paid consultants US $108,000 in cash and issued 7,500 units exercisable at US $9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US $12.60 per share until December 11, 2008. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand. The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

During the year ended March 31, 2009, the Company accrued US $468,170 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US $1,299,120 for 3,247,797 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 3,247,797 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(g)	US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US $650,000 bearing interest at 6% per annum. The convertible note matured on November 15, 2007 and as at March 31, 2009 were due on demand with both interest and principal convertible at the option of the lender into units at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share. After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

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

During the year ended March 31, 2009, the Company accrued US $102,260 in interest and accreted interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $780,827 for 1,952,066 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009 (Note 8(c)).

(h)	US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of US $23,460 was incurred during the year ended March 31, 2008.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

During the year ended March 31, 2009, the Company accrued US $154,295 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US $7,500 of the principal on these convertible notes. The Company repaid an additional US $7,500 of principal and US $1,402 in interest during the year ended March 31, 2010.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $435,326 for 1,024,667 common shares that was subject to pooling arrangements with equal quarterly releases beginning in January 2010. The 1,024,667 common shares were issued on May 11, 2009 (Note 8(c)).

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

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including US $524,884 in prepayment penalty, US $260,160 in original issuer discounts, and US $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company (Note 8(c)).
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the remaining US $1,323,000 convertible promissory notes include the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and was thus in default.

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($571,296) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  The Company accrued US $58,305 in interest on these convertible notes during the year ended March 31, 2010 on total principal outstanding of US $1,313,000 at March 31, 2010.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012. (Note 18(c))

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

7.	Convertible Notes (continued)

The Company used the relative fair value method to allocate the proceeds received in the convertible debt issuance to the convertible debt instrument and the other detachable instruments.

Subsequent the relative fair value allocation of the proceeds, the Company used the residual method was used to determine the fair value of the equity component by which the fair value of the liability component of convertible debentures was obtained by discounting future interest and principal payments using a market rate equal to the rate of similar debentures having no conversion feature. The residual balance is then allocated to the conversion feature of the instrument.

As required by Canadian GAAP, management assesses the convertible debt instruments based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. During the year ended March 31, 2009, management has assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; as well, the conversion feature has been assessed as being a liability primarily due to the conversion feature being able to be settled with a variable number of shares. Therefore, in 2009, the Company revised its presentation of the conversion feature that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008. This change in presentation had no material impact to the statement of operations.

8.	Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

	Number		Contributed
	of Shares	Amount	Surplus

Balance, as at March 31, 2007	1,703,670		3,253,333
		$8,196,982	$
Private placement, net of share issue costs (i) (ii)	473,486		-
Issued for financial consulting services (iii)	192,333	5,081,103	-
Conversion of convertible notes (vi)	41,542	2,414,233	-
Reallocation of equity upon conversion of notes	-	323,392	-
Stock options exercised (v)	9,722	232,808	-
Stock based compensation for options exercised	-	83,834	-75,093
Warrants exercised (iv)	38,883	75,093	-
Issuance of warrants on convertible debentures	-	283,837	34,849
Stock-based compensation	-	-	990,305
		-

Balance, as at March 31, 2008	2,459,636	$16,691,282	$4,203,394

Private placement, net of share issue costs (i)	180,703	1,991,795	-
Shares issued for promissory note interest (ii)	5,555	65,333	-
Issued for financial consulting services (iii)	35,776	360,030	-
Issued for technology license (iv)	16,667	190,746	-
Conversion of convertible notes (v)	289,344	1,772,363	-
Warrants exercised (vi)	21,296	203,990	-
Reallocation upon exercise of warrants	-	71,869	-71,869
Reclassification from equity portion on conversion of convertible notes	-	610,108	-
Reclassification from equity portion on repayment of convertible notes	-	-	21,999
Issuance of warrants on convertible debentures	-	-	867,117
Warrant modifications during the year	-	-	181,048
Stock-based compensation	-	-	260,530
Balance, as at March 31, 2009	3,008,977	$21,957,516	$5,462,219

Issue for cash:
Private placements, net of share issue costs (i)	19,040,193	3,411,036	53,265
Less: Issue costs – cash	-	-239,278	-
Issue costs – warrants	-	-21,925	21,925
Issued for investor relations services	250,000	137,928	-
Issued for consulting services	25,000	17,655	-
Shares issued for debt settlements (ii)	29,516,955	14,816,663	-
Conversion of convertible notes (iii)	334,204	326,216	-
Reclassification from equity portion on conversion of convertible notes	-	2,976,988	-

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

	Number of Shares	Amount	Contributed Surplus
Reclassification from equity portion on repayment of convertible notes	-	-	4,310
Stock-based compensation (d)	-	-	19,861
Warrant modification (e)		(132,625)	132,625
Balance, as at March 31, 2010	52,175,329	$43,250,174	$5,694,205

During the year ended March 31, 2010, the Company:

(i)
Issued 16,303,562 units pursuant to the conversion of US $2,000,000 in subscription advances (Note 12) and interest of US $37,945.  Each unit is comprised of one common share and one third of one share purchase warrant entitling the holder thereof to purchase 5,434,521 common shares at an exercise price of US $0.45 per share until July 17, 2010.  A value of $27,173 has been allocated to the warrants under the residual method.

Issued 458,139 units pursuant to the conversion of US $179,478 in convertible notes and interest of US $3,777. (Note 7) Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of US $0.60 per share until July 17, 2011.  A value of $2,291 has been allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of US $0.40 per common share for gross proceeds of US $906,966. Included in the private placements value is US $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $10,768 has been allocated to the warrants under the residual method.

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $239,278 in cash and issued 35,000 finder’s warrants.  The fair value of $21,925 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life – 2.0 years; expected volatility – 80%; and expected dividends – nil.

The Company closed a further private placement of US $50,000 and issued 125,000 units at a price of US $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.40 until February 15, 2012.  A value of $13,033 has been allocated to the warrants under the residual method.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

(ii)
In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing (Note 10) certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US $11,806,527 ($14,816,663) representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009 (after allowing for consolidation rounding).  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(iii)
Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for US $10,000 face value of the reverted note.

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

•23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of US $285,000;

•7,443 common shares for services rendered under a public relations agreement at a fair value of US $43,594;

•5,000 common shares for services rendered under an internet services contract at a fair value of US $16,500.

(iv)	Issued 16,667 common shares valued at US $180,000 ($190,746) to Pagic relating to the Technology License (Note 4);

(v)	Issued 289,344 common shares upon conversion of US $1,597,609 of convertible note principal, interest and penalties to convertible debenture holders;

(vi)	Issued 21,296 common shares upon the exercise of 21,296 warrants at US $9.00 per share.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

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

(iv)	Issued 38,883 common shares on exercise of 38,883 share purchase warrants at an average exercise price of US $7.20 per warrant;

(v)	Issued 9,722 common shares on exercise of 9,722 stock options at an exercise price of US $9.00 per option by a past director of the Company; and

(vi)	Issued 41,542 common shares upon conversion of US $275,000 of convertible notes, interest of US $4,521 and a registration penalty of US $11,668 from holders.

(c)	Commitment to Issue Shares:

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate value of $126,000 (Note 10).

During the year ended March 31, 2009, and in conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of US $11,806,527 ($14,816,663) representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009. Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010. The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 1,154,308 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

Also included in commitment to issue shares as at March 31, 2009 is the conversion of US $250,000 of convertible notes into 312,500 common shares which were issued on May 9, 2009.

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

The following summarizes stock option activity for the years ended March 31, 2010, 2009 and 2008:

	Number of Options	Weighted Average US Price
Options outstanding and exercisable, March 31, 2007	213,056	$10.44
Granted	139,722	12.42
Forfeited	(13,056)	10.80
Exercised	(9,722)	9.00
Options outstanding and exercisable, March 31, 2008	330,000	11.34
Granted	24,444	9.90
Forfeited	(58,611)	11.24
Cancelled	(295,833)	11.16

Options outstanding and exercisable, March 31, 2009	-	-
Granted	100,000	0.30

Options outstanding and exercisable, March 31, 2010	100,000	$0.30

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives.

During the year ended March 31, 2010, the weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 5.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded stock-based compensation expense of $19,861.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

During the year ended March 31, 2009, 24,444 stock options were granted to directors, officers, employees and consultants. The fair value of these stock options is recognized as a stock-based compensation expense over the vesting period of the options.  The total fair value of these stock options was calculated at $121,530, all of which was recognized as stock-based compensation during the year ended March 31, 2009. Stock-based compensation expense includes $139,000 for the fair value of options granted in fiscal 2008, which vested in fiscal 2009.

As at March 31, 2010, the weighted average life of outstanding stock options was 4.85 years (2009 – nil).  The Company had 100,000 stock options outstanding expiring on February 17, 2015.

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2010, 2009 and 2008:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, March 31, 2007	652,990	$13.14
Granted	261,019	17.64
Exercised	(38,883)	7.38

Warrants outstanding and exercisable, March 31, 2008	875,126	13.32
Granted	581,869	11.62
Exercised	(21,296)	9.00
Expired	(286,183)	9.66

Warrants outstanding and exercisable, March 31, 2009	1,149,516	12.38
Issued	8,289,485	0.50
Expired	(625,801)	13.30

Warrants outstanding and exercisable, March 31, 2010	8,813,200	$0.63

As at March 31, 2010, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2010 Number of Warrants

May 1, 2010	$13.50	83,241	*
June 6, 2010	$13.50	5,418	*
July 17, 2010	$0.45	5,434,521	**
July 22, 2010	$13.50	1,695	*
July 17, 2011	$0.60	458,139
October 26, 2011	$0.60	753,492
October 27, 2011	$0.60	535,000
November 18, 2011	$0.60	100,000
December 2, 2011	$0.60	712,500
December 30, 2011	$0.60	87,500
February 16, 2012	$0.60	208,333
July 20, 2013	$0.40	433,361	***
Total		8,813,200

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

8.	Share Capital (continued)

*	Subsequent to year end, warrants expired un-exercised
**	Subsequent to year end, the warrant terms were extended to July 17, 2011
***
On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US $0.40 from 288,907 warrants at $9.90 and 144,454 warrants at $12.60. The weighted average fair value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 4.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded warrant modification of $132,625.

On July 15, 2008, the Company amended the terms of certain warrants issued previously as part of various private placements.  77,444 warrants exercisable at US $7.20 to US $18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk-free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $181,048 which was charged to expenses with a corresponding credit to contributed surplus.  These warrants have expired unexercised.  In addition, warrants expiring in April through July 2009 expired unexercised.

9.	Product Development Costs

As the Company is in the development stage, test sales are credited to development costs.  During the year ended March 31, 2010, the Company had test sales of $28,908 (2009 - $219,483; 2008 - $985,779) related to Tomorrow Garden products in fiscal 2010 and the Nova Skincare System in fiscal 2009 and 2008.

10.	Related Party Transactions – Note 4

During the years ended March 31, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009	2008
Product Development	$392,325	$1,318,309	$919,460
Interest and accretion	107,642	-	-
Professional fees	-	36,000	33,370
Rent	25,000	37,800	30,000
	$524,967	$1,392,109	$982,830

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares.  The amounts owing were non-interest bearing and had no specific terms of repayment.

At March 31, 2010, promissory notes payable included $1,001,851 (March 31, 2009 - $19,058) owing to beneficial owners of more than 5% of the Company’s common shares and directors and officers.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

10.	Related Party Transactions – Note 4 (continued)

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the years ended March 31, 2010 and 2009 (Note 4).

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued are valued at $0.42 per share for an aggregate value of $126,000 and was recorded to the product development cost (Note 8(c))

During the year ended March 31, 2010, $206,950 of cash issue costs (Note 8(i)) were charged by beneficial owners of more than 5% of the Company’s common shares.

During the year ended March 31, 2010, the Company settled commitments to issue shares of $8,172,135 by issuing 17,655,556 common shares.

11.	Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,977 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond March 31, 2010. The combined commitments as at March 31, 2010 are as follows:

	Shares	Amount
2011 (Note 18)	125,000	$76,229
2012	-	76,229
2013	-	76,229
2014	-	76,229
Thereafter	-	200,100
	125,000	$505,015

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

12.	Promissory Notes Payable

As at March 31, 2010 and 2009, promissory notes payable consisted of the following due to third party lenders:

	2010	2009
8% and 10% simple interest, unsecured, due on demand (a)	$1,001,851	$-
8% simple interest, unsecured, due February 15, 2012 (b)	51,318	-
12% simple interest, US$1,323,000 note payable, due December 31, 2009 (c)	-	1,473,060
10% simple interest, US $500,000 subscription advance, unsecured, due August 31, 2009 (d)	-	630,650
Mandatorily convertible note, to be converted upon achievement of 18:1 common share reverse consolidation (e)	-	35,284
12% simple interest, US $400,000 note payable, unsecured, due on demand (Note 7(i)) (f)	-	504,520
	$1,053,169	$2,643,514

(a)
An aggregate of $1,001,851 in demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company. Total interest accrued at March 31, 2010 was $28,228.

(b)
On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms change on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at US $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at US $0.40 per share for a two-year term from the date of conversion. During the year ended March 31, 2010, the Company accrued US $520 (2009 – US $nil) in interest on the principal balance of promissory note.

(c)	During the year ended March 31, 2010, a promissory note due on December 31, 2009 was not repaid and, pursuant to the original July 2008 agreement, became a convertible note (Note 7(i)).

(d)
On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US $2,000,000 convertible into units. The subscription funds bear interest at 10% (convertible at the rate of US $0.125 per unit on the date upon which the Company effects a share consolidation). Each unit consists of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at a post consolidation exercise price of US $0.45 per share for a one year term from the date of issue.

As at March 31, 2009, the Company had received US $500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US $685 interest on the principal balance of this advance. On May 22, 2009, the balance of US $1,500,000 was received.

The Company completed the share consolidation on July 16, 2009, and on July 17, 2009, issued 16,303,562 common shares pursuant to the conversion of US $2,000,000 in subscription advances and interest of US $37,945, and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US $0.45 per share expiring July 17, 2010.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

12.	Promissory Notes Payable (continued)

(e)	The mandatorily convertible note was converted to shares on consolidation.

(f)	On June 2, 2009, this note was paid to the note holders on a pro-rata basis.

During the year ended March 31, 2009, the Company repaid the principal and accrued interest and in addition, committed to issue 5,555 common shares in full settlement of two promissory notes which were outstanding at March 31, 2008.

13.	Income Taxes

No provision for Canadian, U.S. or UK federal, provincial, or state income taxes has been recorded. The Company is in arrears on filing its statutory income tax returns and is therefore unable to practicably determine the amount of its loss carry forwards at this time.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended March 31, 2010 and 2009. As at March 31, 2010, the Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income. Future income tax assets as of March 31, 2010 and 2009 consist primarily of the tax effect of net operating loss carry forwards.

The Company has provided a full valuation allowance on the future income tax assets as of March 31, 2010 and 2009 to reduce such future income tax assets to zero, as it is management’s belief that realization of such amounts is not considered more likely than not.

In the ordinary course of business the Company transacts in multiple foreign jurisdictions and is subject to the tax regime of each foreign jurisdiction. The Company records tax contingencies for specific transaction when it determines that the likelihood of an unfavorable outcome is likely and the loss is reasonably estimable. Management currently believes that the Company is not exposed to tax contingencies that could have a material impact on the liquidity results of operations or financial condition of the Company. As at March 31, 2010, the Company has not recorded an accrual for any tax contingencies.

14.	Segmented Information

The Company operates in one industry segment being the operations are in the research, product development and resale sectors. The Company’s segment comprises of three geographic locations with revenue during all years reported of $nil.

	By geographic location
(In $ dollars)	United States	United Kingdom	Canada
March 31, 2009
Property and equipment	697,825	372,391	-
March 31, 2010
Property and equipment	517,307	499,443	-

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

15.	Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Fair Value of Financial Instruments

The Canadian Institute of Chartered Accountants Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The fair value hierarchy of financial instruments measured at fair value on a recurring basis by the lowest level of input that is significant to the fair value measurement is as follows.

As at March 31, 2010

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative liability	$-	$575,958	$-	$575,958

	$-	$575,958	$-	$575,958

There are no assets or liabilities transferred from one level to another in the hierarchy during the year ended March 31, 2010.

The Company’s embedded derivative liability, included within convertible notes (Note 7) is classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

15.	Financial Instruments (continued)

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the US dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables and accounts payable denominated in British pounds (expressed in Canadian dollars) and Canadian dollars as follows:

	British pounds	CAD $
Cash and cash equivalents	12,895	4,655
Accounts payable and accrued liabilities	256,690	377,234
Promissory notes payable	-	214,729

A 5% change in the foreign currency between the Canadian dollar and British Pound Sterling exchange rate to the US Dollar at March 31, 2010 would have an insignificant effect on net loss of the Company in respect the above financial instruments. Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary Items exposed to foreign exchange risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to receivables as the majority of the amount is due from a joint venture partner. The receivable from the joint venture partner has been fully provided for at March 31, 2010. Management periodically assesses the recoverability of the accounts receivables at a detailed level to mitigate the credit risk.

Liquidity Risk

The following are the contractual maturities of financial liabilities as at March 31, 2010:

	Total	1-12 months	1-2 years	Thereafter
Accounts payable	$886,435	$886,435	-	-
Promissory notes	1,053,169	1,053,169	-	-
Due to related parties	258,206	258,206	-	-
Convertible notes	1,968,930	1,968,930	-	-

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the development and commercialization of its Verticrop product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from the commercialization of its Verticrop product will help finance the operations of the Company in the future.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

16.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products.  The Company relies mainly on equity and debt instrument issuances to raise new capital.  In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt.  Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations.  Management reviews the Company’s capital management policy regularly.  As part of the strategy to preserve liquidity, the Company has restructured its capital structure and agreed to settle convertible notes, certain convertible notes, certain promissory notes and certain related party balances as of March 31, 2009 with shares (Note 8 (ii)).  The Company’s investment policy is to invest its excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs or fund research and development programs for the next twelve months. The Company will only be able to continue to develop its products with additional equity or debt instrument financing.

17.	Changes in Non-cash Working Capital Items

	2010	2009
Receivables	$124,281	$(349,608)
Prepaid	(3,081)	2,016,876
Inventory	22,407	583,123
Accounts payable	344,633	5,239
	$509,378	$2,255,630

18.	Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a)
On June 1, 2010, the Company ratified the conditional issuance of 1,000,000 common shares to a third party as partial consideration for the purchase of technology related to the Company’s “Alphacrop” plant growing system.  The shares are conditional on the issue of certain patents from the UK patent office.

(b)	On June 1, 2010, the Company granted 3,960,000 stock options at US $0.25 per share for an eight year period to consultants and employees of the Company.

(c)	On June 15, 2010, the Company issued:

-300,000 common shares as an employment bonus for the year ended March 31, 2010 to the Company’s CEO (Note 10). These shares were returned to treasury on September 15, 2010;

-500,000 common shares in connection with a business consulting services agreement for services to be performed from April 1, 2010 through December 31, 2010;

-500,000 common shares in connection with an investor relations services agreement with services to be performed from April 1, 2010 through December 31, 2010;

-100,000 common shares relating to existing investor relations services agreements (Note 11);

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

18.	Subsequent Events (continued)

-3,500,000 common shares upon conversion of US $ 700,000 in convertible notes payable and accrued interest payable at US $0.20 per share;

-135,925 common shares in payment of partial accrued interest on promissory notes at US $0.24 per share;

-875,000 share purchase warrants to purchase 875,000 common shares exercisable at US $0.30 per share until May 31, 2012 relating to a finders’ fee arrangement;

(d)	On July 17, 2010, the Company extended the term of 5,534,521 warrants exercisable at US $0.45 per share originally expiring on July 17, 2010 by 12 months to July 17, 2011;

(e)	On July 31, 2010, 250,000 share options at US $0.25 for an eight year period were issued to a consultant of the Company

(f)	On September 1, 2010, 100,000 share options were forfeited;

(g)	On September 15, 2010, the Company returned 21,704 common shares to treasury from a rescinded convertible debenture conversion;

(h)
On September 15, 2010, the Company issued 500,000 common shares to the holders of US $698,426 in convertible notes as part of negotiated changes the term for repayment of these notes through December 30, 2010.

19.	Generally Accepted Accounting Principles in Canada and the United States

Reconciliation of Net Loss Under Canadian GAAP to US GAAP

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

	2010	2009 (Restated – Note 19(d))	2008

Net loss under Canadian GAAP	$6,838,849	$17,855,490	$12,712,358
Add (deduct):
Interest and accretion expense	2,053,414	(1,362,976)	399,496
Debt issue costs (b)	32,554	94,568	135,733
Reversal of loss on settlement of debt	-	(885,292)	-
Share settlement expense (a)	645,712	-	-
Debt conversion expense (h)	4,150,269	-	-
Change in fair value of derivative liability (a)	(153,937)	-	-
Foreign exchange gain/loss	-	(611,872)	45,301

Net loss under US GAAP	$13,566,861	$15,089,918	$13,292,888

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States(continued)

Net loss under US GAAP	$13,566,861	$15,089,918	$13,292,888
Foreign currency translation per Canadian GAAP	(296,515)	-	-
Foreign currency impact of derivative liability per US GAAP (a)	(350,821)	-	-
Comprehensive loss under US GAAP	$12,919,525	$15,089,918	$13,292,888
Loss per share under US GAAP – basic and diluted	$0.32	$5.42	$6.73
Weighted average number of shares	42,354,279	2,782,284	1,974,763

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2010	2009 restated – Note 19(d)

Total assets under CDN GAAP	$1,284,286	$2,351,963
Adjustments:
Deferred financing costs	-	32,554
Total assets under US GAAP	$1,284,286	$2,384,517

Total liabilities under CDN GAAP	$4,166,740	$3,383,189
Adjustments:
Reverse accretion recorded on convertible debt discount	-	(1,954,446)
Derivative liability arising under US GAAP (a)	1,400,687	-
Reverse derivative liability calculated under CDN GAAP	(571,296)	-
Total liabilities under US GAAP	$4,996,131	$1,428,743

Total shareholders’ equity (deficiency) under CDN GAAP	$(2,882,454)	$(1,031,226)
Adjustments:
Deferred financing costs	-	32,554
Convertible debt	-	1,954,446
Cumulative adjustment as a result of ASC 815 (a)	(1,905,445)	-
Derivative liability, including foreign exchange	1,076,054	-

Total shareholders’ equity (deficiency) under US GAAP	$(3,711,845)	$955,774
Total liabilities and shareholders’ equity (deficiency) under US GAAP	$1,284,286	$2,384,517

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(a)
Convertible Notes

Under Canadian GAAP, the convertible notes were assessed based on the substance of the contractual arrangement in determining whether they contained an equity component. As a result of this assessment, the embedded conversion feature was recorded as a liability because settlement of the conversion feature was based on issuing a variable number of shares.

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

Under US GAAP, the settlement of convertible debt pursuant to the terms described in Note 7 of $645,712 has been recognized in the Company’s year ended March 31, 2010.

Lastly under US GAAP and in accordance with adoption of ASC 815-40-15 (see Note 19(i)(VI)),  The Company’s outstanding convertible notes include embedded conversion options that, prior to the adoption of this accounting policy, were not accounted for as derivative liabilities. Effective April 1, 2009, these conversion options met the criteria of a derivative instrument liability because the terms of the promissory notes require that the conversion price be adjusted in certain circumstances that do not meet the “fixed-for-fixed” criteria in ASC 815-40-15-5.  As a result, the Company is now required to separately account for the embedded conversion option as a derivative instrument liability, carried at fair value and marked-to-market each period, with changes in the fair value each period charged or credited to income. The discount resulting from separating the embedded conversion feature is accreted via a charge to income using the effective interest method over the term of the debt.

The transition provisions of ASC 815-40-15 require cumulative effect adjustments as of April 1, 2009 to reflect the amounts that would have been recognized if derivative fair value accounting had been applied from the original issuance date of an equity-linked financial instrument through the implementation date of the revised guidance. Thus, the Company calculated the value of the derivative liability associated with the embedded conversion feature as at the date of its issuance, recorded the accretion expense applicable to the debt discount arising upon the bifurcation of the derivative liability and recorded the change in the fair value of the derivative liability from the date of the issuance of the convertible notes, July 16, 2008, up to April 1, 2009. Additionally, in conjunction with the foregoing, the previously calculated amounts in respect of the beneficial conversion feature and the accretion expense on the beneficial conversion debt discount was reversed.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

The cumulative effect of this change in accounting principle of $1,905,445 has been recognized as an increase of the opening balance of shareholders’ deficiency as of April 1, 2009, with corresponding adjustments at April 1, 2009 to recognize a derivative liability under US GAAP of $1,905,445.  During the year ended March 31, 2010, the derivative liability was reduced to $1,400,687 as a result of a change in fair value ($153,937) and for the change in the exchange rate between the Canadian and US dollar ($350,821).

(b)
Debt Issue Costs

Under Canadian GAAP, an entity may make an accounting policy choice to either defer transaction costs that are directly attributable to the issue of a financial liability classified as other than held for trading or to recognize all transaction costs in net income as incurred. The Company’s accounting policy is to recognize all transaction costs in net income as incurred. Under US GAAP, transaction costs that are directly attributable to the issue of a financial liability are deferred and amortized on a straight-line basis over the life of the financial liability. During the year ended March 31, 2010, debt issue costs of $32,554 (2009 – $94,568) (2008 – $135,733) was amortized in the statement of operations for US GAAP purposes. There were no debt issue costs remaining to be amortized as at March 31, 2010.

(c)
Proportionate Consolidation

Under Canadian GAAP, investments in jointly-controlled entities are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission [“SEC”] permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity (deficiency) and net income (loss). Vertigro Algea Technologies LLC meets the requirements of this accommodation.

There were no assets in the joint venture as at March 31, 2010.  The only asset at March 31, 2009 was $812,048 owed from the co-venturer in respect of costs recoverable.  This receivable was written off during the year ended March 31, 2010.

Total liabilities included in these financial statements in respect of the joint venture consist of  accounts payable of approximately $46,000 (2009 - $44,000).

Net loss for the year ended March 31, 2010 was approximately $715,000, primarily consisting of the write-off of amounts recoverable from the co-venturer in the amount of $668,057.  During the year ended March 31, 2009, net loss was $1,170,000. There were no revenues earned by the joint venture during the years ended March 31, 2010 and 2009.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(d)
Restatement of 2009 US GAAP amounts

Subsequent to the issuance of the March 31, 2009 consolidated financial statements, the Company has corrected an error in respect to the US GAAP convertible debt balance.  The transaction was initially recorded as extinguished on March 31, 2009 whereby the un-accreted balance of the convertible debt should have been accreted and charged as an expense in the Company’s March 31, 2010 year end.

The following represents the Company’s US GAAP net loss as previously reported and after giving effect to the restatement adjustment in Note 19 for the year ended March 31, 2009.

Net Loss for the year per US GAAP
As previously reported	$(18,000,141)
Revision of convertible debt accounting	2,910,223
As restated	$(15,089,918)

Loss per share – basic and diluted – per US GAAP
As previously reported	$(6.47)
Revision of convertible debt accounting	1.05

As restated	$(5.42)

 The following represents the effect of the Company’s US GAAP Total Assets, Total Liabilities and Shareholders’ Equity (Deficiency) as previously reported and after giving effect to the restatement adjustment as of March 31, 2009:

Total assets per US GAAP, as previously stated	$2,351,963
Deferred issue costs	32,554
Total assets per US GAAP, as restated	$2,384,517

Total liabilities per US GAAP, as previously stated	$3,383,189
Convertible debt reduction	(1,954,446)
Total liabilities per US GAAP, as restated	$1,428,743

Shareholders’ Deficiency, as previously reported	$(1,031,226)
Revision of convertible debt accounting and share issue costs	1,987,000
Shareholders’ Equity, as restated	$955,774

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

(e)	Statement of Operations presentation

For US GAAP purposes, certain amounts presented as non-operating items under Canadian GAAP would be included in the determination of loss from operations including write-off of receivables (presented as an equity investment loss per US GAAP), loss on settlement of debt (presented as compensation expense per US GAAP) and write-down of property and equipment.

(f)	Stock-based compensation

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

(g)	Netting of costs

Under Canadian GAAP, revenues realized during the pre-operating period should be recorded as reduction of the product development expenditure.

Under US GAAP, such revenue should be recorded separate from expenses. Such would consist of $28,908 (2009 - $219,483; 2008 – 985,779) from product development to revenue for US GAAP purposes.

(h)	Induced Conversions of Convertible Debt

Under Canadian GAAP, the Company did not recognize a gain or loss on the issuance of shares to settle its outstanding convertible notes as the shares to these debt-holders were issued at fair value.

Under US GAAP, in accordance with the guidance of ASC 470, “Debt with Conversion and Other Options”, the Company recognizes a debt conversion expense to the extent that the fair value of the shares issued to settle outstanding convertible notes exceeds the fair value of the shares that would have been issuable under the original conversion terms of the note. During the year ended March 31, 2010, the Company settled convertible notes for which it recognized a debt conversion expense of $4,150,269 resulting from the settlement price being lower than the contractual conversion price pursuant to the debt agreements.

(i)	Recently Issued Accounting Pronouncements

I.	Accounting Standards Codification

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification became the single source for all authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on our financial position, results of operations or cash flows.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

The adoption of this statement will have no material impact on the Company’s financial statements but will require that interim and annual filings include references to the Codification.

II.	Variable Interest Entities

In June 2009, the ASC 810 – Consolidation (FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) ASC 810 amends the accounting for variable interest entities (“VIE”) and changes the process as to how an enterprise determines which party consolidates a VIE. ASC 810 also defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption of SC 810, the reporting enterprise must reconsider its conclusions on whether an entity should be consolidated, and should a change result, the effect on its net assets will be recorded as a cumulative effect adjustment to retained earnings. ASC 810 is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The adoption of this statement will have no material impact on the Company’s consolidated financial statements.

III.	Transfers of Financial Assets

In June 2009, the FASB issued ASC 860 – Transfers and Servicing (SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140”.) ASC 860 limits the circumstances in which a financial asset may be derecognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by ASC 860. ASC 860 is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009, and interim periods within those fiscal years and early application is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

IV.	Subsequent Events

In May 2009, the FASB issued ASC 855 (SFAS No. 165 “Subsequent Events”.) ASC 855 provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The statement also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.  Furthermore, this statement identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual periods ending after June 15, 2009. The adoption of this statement did not to have a material effect on the Company’s consolidated financial statements.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

In February 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issued related to an entity's requirement to perform and disclose subsequent event procedures. ASU 2010-09 requires entities to make filings with the Securities Exchange Commission (SEC) to evaluate subsequent events through the date the financial statements are issued. The new guidance became effective immediately for financial statements that are issued or available to be issued.

V.	Business Combinations

In December 2007, ASC 805 Business Combinations was issued (SFAS No. 141R, “Business Combinations”.)  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

VI.	Contracts Indexed to the Company’s Stock

In June 2008, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” which is now included in the FASB Accounting Standards Codification at ASC 815-40-15. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 11(a), now included in the FASB Codification at ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. ASC 815-40-15 was effective for fiscal years beginning after December 15, 2008 and thus, upon its adoption on April 1, 2009, was applied to the Company’s outstanding convertible notes. See Note 19(a)

VII.	Fair value measurement

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements. This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company is reviewing the impact of this standard in its consolidated financial statements.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

19.	Generally Accepted Accounting Principles in Canada and the United States (Continued)

VIII.	Stock Compensation

In April 2010, FASB issued ASU No. 2010-13, Stock Compensation [“ASU 2010-13”]. ASU 2010-13 amends FASB ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings (deficit). The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

IX.	Revenue Recognition

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition— Milestone Method [“ASU 2010-17”]. ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions in FASB ASC Subtopic 605-25, Revenue Recognition, Multiple- Element Arrangements. An entity often recognizes these milestone payments as revenue in their entirety upon achieving a specific result from the research or development efforts. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. ASU 2010-17 is effective for fiscal years and interim periods within those fiscal years beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

20.	Restatement of Previously Issued Canadian Accounts

Subsequent to the issuance of the Company’s March 31, 2010 Canadian GAAP accounts, management reviewed the determination of its functional currency in accordance with both Canadian GAAP and US GAAP for the year then ended and determined that the US dollar is the functional currency of the Company rather than the Canadian dollar as previously determined.  The March 31, 2010 consolidated financial statements have been restated for the effect of this change as follows:

Total assets, as previously reported	$1,389,261
Currency translation effect on property and equipment	(104,975)
Total assets, as restated	$1,284,286

Total shareholders' deficiency, as previously reported	$(2,777,479)
Currency translation effect on property and equipment	(104,975)
Total shareholders' deficiency, as restated	$(2,882,454)

Net loss, as previously reported	$(6,437,359)
Currency translation effect on foreign exchange loss	(401,490)
Net loss, as restated	(6,838,849)
Loss per share, as previously reported	(0.15)
Currency translation effect on foreign exchange loss	(0.01)
Loss per share, as restated	$(0.16)

ITEM 19. EXHIBITS.

No.	Description of Exhibit

1(i)(1)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(2)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, incorporated by reference to Exhibit 1(a)(ii) on Form 20-F filed October 13, 2005.

1(i)(3)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(4)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, incorporated by reference to Exhibit 1(a)(iv) on Form 20-F filed October 13, 2005.

1(i)(5)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, incorporated by reference to Exhibit 1(a)(v) on Form 20-F filed October 13, 2005.

1(i)(6)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, incorporated by reference to Exhibit 1(a)(vi) on Form 20-F filed October 13, 2005.

1(i)(7)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, incorporated by reference to Exhibit 1(a)(vii) on Form 20-F filed October 13, 2005.

1(i)(8)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 24, 2009 incorporated by reference to Exhibit 3.1 on Form 6-K filed July 16, 2009.

1(ii)	By-laws of Valcent Products Inc., dated March 26, 1996, incorporated by reference to Exhibit 1(b) on Form 20-F filed October 13, 2005.

1(iii)	Audit Committee charter of Valcent Products, Inc., dated March 2005, incorporated by reference to Exhibit 15.A on Form 20-F filed October 31, 2005.

4.1	Master license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(i) on Form 20-F filed October 13, 2005.

4.2	Product development agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(ii) on Form 20-F filed October 13, 2005.

4.3	Invention license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iii) on Form 20-F filed October 13, 2005.

4.4	Consulting agreement between Valcent Products Inc. and M. Glen Kertz, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iv) on Form 20-F filed October 13, 2005.

4.5	Consulting agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(v) on Form 20-F filed October 13, 2005.

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

4.9	Corporate Support Agreement between Valcent Products, Inc., and Sweetwater Capital Corporation dated November 1, 2006, incorporated by reference to Exhibit 4.14 on Form 20-F filed October 10, 2008.

ITEM 19. EXHIBITS - continued

4.10
Limited Liability Company Operating Agreement of Vertigro Algae Technologies, LLC, between Valcent USA, Inc., and Global Green Solutions Inc., dated May 5, 2008, incorporated by reference to Exhibit 10.1 on Form 6-K filed May 14, 2008.

4.11
Vertigro Algae Technologies LLC Technology License Agreement, between Valcent Products, Inc., Pagic LP, and West Peak Ventures of Canada Ltd., dated May 7, 2008, incorporated by reference to Exhibit 10.2 on Form 6-K filed May 14, 2008.

4.12
Vertigro Algae Technologies LLC Amendment to the Technology License Agreement, between Valcent Products, Inc., Pagic LP, and West Peak Ventures of Canada Ltd., dated May 5, 2008 incorporated by reference to Exhibit 4.23 on Form 20-F filed October 10, 2008.

4.13	Form of convertible note agreement between Valcent Products Inc., and certain institutional note holders, dated July 16, 2008, incorporated by reference to Exhibit 4.1 on Form 6-K filed July 25, 2008.

4.14	Form of Series A Warrant between Valcent Products Inc., and certain institutional note holders, dated July 16, 2008, incorporated by reference to Exhibit 4.2 on Form 6-K filed July 25, 2008.

4.15	Form of Series B Warrant between Valcent Products Inc., and certain institutional note holders, dated July 16, 2008, incorporated by reference to Exhibit 4.3 on Form 6-K filed July 25, 2008.

4.16
Note and Warrant Purchase Agreement, between Valcent Products, Inc., and certain institutional note holders, dated July 16, 2008, incorporated by reference to Exhibit 10.1 on Form 6-K filed July 25, 2008.

4.17	Security Agreement, between Valcent Products, Inc., and Platinum Long Term Growth VI, LLC, dated July 16, 2008, incorporated by reference to Exhibit 10.2 on Form 6-K filed July 25, 2008.

4.18
Patent Trademark and Copyright Security Agreement, between Valcent Products, Inc., Valcent USA Inc., Valcent Manufacturing, Ltd., Vertigro Algae Technologies LLC, Valcent Products EU Limited, and Platinum Long Term Growth VI, LLC, dated July 16, 2008 and incorporated by reference to Exhibit 4.29 on Form 20-F filed October 10, 2008.

4.19
Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, between, Valcent Products, Inc., Valcent Manufacturing, Ltd., Deborah P. Everett, and Platinum Long Term Growth VI, LLC, dated July 16, 2008, and incorporated by reference to Exhibit 4.30 on Form 20-F filed October 10, 2008.

4.20
Hazardous Substances Indemnity Agreement between Valcent Products, Inc., Valcent USA Inc., Valcent Manufacturing, Ltd., Valcent Management LLC, Vertigro Algae Technologies LLC, Valcent Products EU Limited, and Platinum Long Term Growth VI, LLC, dated July 16, 2008, and incorporated by reference to Exhibit 4.31 on Form 20-F filed October 10, 2008.

4.21
Purchase and Sale Agreement between Valcent USA Inc., Global Green Solutions, Inc., and Vertigro Algae Technologies LLC, dated September 26, 2008, incorporated by reference to Exhibit 10.1 on Form 6-K filed October 1, 2008.

4.22
Intellectual Property Sales and Purchase Agreement between Pagic LP, Malcolm Glen Kertz, West Peak Ventures of Canada Ltd., and Valcent Products Inc.,  dated March 30, 2009, incorporated by reference to Exhibit 10.1 on Form 6-K filed July 13, 2009.

4.23
Addendum dated March 8, 2010 to the Intellectual Property Sales and Purchase Agreement dated April 1, 2010 between Pagic LP, Malcolm Glen Kertz, West Peak Ventures of Canada Ltd., and Valcent Products Inc. incorporated by reference to Exhibit 10.1 on Form 6-K filed March 11, 2010.

4.24
Form of Settlement Agreement and Lock up Agreement dated April, 2009 and May 11, 2009 respectively between Valcent Products and various individuals and entities being debt holders of the Company, incorporated by reference to Exhibit 10.1 and 10.2 on Form 6-K filed May 15, 2009.

4.25
Settlement Agreement – Nova Skincare System / Dust Wolf dated March 30, 2009 between Valcent Products Inc., Pagic LP, Malcolm Glen Kertz, and West Peak Ventures of Canada Ltd. incorporated by reference to Exhibit 4.36 on Form 20-F filed on October 15, 2009.

5.1	Subsidiaries of Valcent Products Inc., as of September 30, 2008 incorporated by reference to Exhibit 5.1 on Form 20-F filed October 10, 2008.

12.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12.2	Certification of Chief Financial Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: November 17, 2010	By:	/s/ Chris Bradford
Chris Bradford Chief Executive Officer And Director