Form 20-F/A
period 2010-03-31
VALCENT PRODUCTS INC.
filed 2011-07-28
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

789 West Pender Street, Suite 960, Vancouver, British Columbia V6C 1H2

(Address of principal executive offices)

John N. Hamilton
789 West Pender Street, Suite 1010, Vancouver, B.C. Canada V6C 1H2
Phone: (604) 638-4906

Fax: (604) 608-9543

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

TABLE OF CONTENTS

EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX
EX 5.2
EX12.1
EX12.2
EX13.1
EX13.1

EXPLANATORY NOTE

This Amendment No.1 to the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010, which was originally filed with the Securities and Exchange Commission on November 17, 2010, to amend Item 16F which is amended by replacing such Item in its entirety. Item 16F is amended to provide additional information in regard to the dismissal of  Smythe Ratcliffe LLP, Chartered Accountants required under 16F of Form 20-F including the addition of  a letter from Smythe Ratcliffe LLP which is filed as an Exhibit as Exhibit 5.2.

No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the November 17, 2010 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

   ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 15, 2010, our board of directors approved the appointment of BDO Canada LLP as our independent accountants to audit our financial statements and on the same date dismissed Smythe Ratcliffe LLP, Chartered Accountants, as our independent accountants.

During our two recent fiscal years, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Smythe Ratcliffe LLP, Chartered Accountants, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, if not to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report. The report on the financial statements prepared by Smythe Ratcliffe LLP, Chartered Accountants, for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the years ended March 31, 2009 and 2008 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.  The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm.

During the two most recent fiscal years and the subsequent interim periods, there were no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that such report on our financial statements for the years ended March 31, 2009 and 2008 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.

We have provided Smythe Ratcliffe LLP with a copy of this amended Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”). We have requested Smythe Ratcliffe LLP to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements as required by Item 16F of Form 20-F. Such letter is filed as an Exhibit as Exhibit 5.2.

We have engaged the firm of BDO Canada LLP, as of March 15, 2010. During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP was not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

SIGNATURE

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F  for the fiscal year ended March 31, 2010 to be signed on its behalf by the undersigned.

VALCENT PRODUCTS, INC.

Date: July 27, 2011	By:	/s/ John N. Hamilton
John N. Hamilton Chief Financial Officer

EXHIBIT INDEX

Documents filed as exhibits to this form 20-F/A No 1:

No.	Description of Exhibit

5.2	Letter from Smythe Ratcliffe addressed to the SEC stating they agree with the statements as required by Item 16F of Form 20-F. FILED HEREWITH

12.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12.2	Certification of Chief Financial Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.