Form 20-F
period 2011-03-31
VALCENT PRODUCTS INC.
filed 2011-10-03
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30858

VALCENT PRODUCTS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

120 Columbia Street, Vancouver, British Columbia V6A 3Z8

(Address of principal executive offices)

John N. Hamilton
120 Columbia Street, Vancouver, B.C. Canada V6A 3Z8
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

83,218,571 common shares, without par value, issued and outstanding at March 31, 2011, and 84,254,834 common shares, without par value, issued and outstanding as of  September 28, 2011.

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

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this Form 20-F describe the Company’s expectations as of March 31, 2011.

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

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

We are at present a life sciences development stage company focused primarily on:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“VertiCrop™” or “HDVG System”) designed to produce vegetables, herbs and other plant crops,

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

As at September 28, 2011, 84,254,834 common shares were issued and outstanding, the Company had 23,857,410 warrants outstanding and 8,724,195 share options outstanding.  In addition,, the Company had a commitment to issue 7,989,686 common shares.   (see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Liquidity and Capital Resources).

All amounts are stated in United States dollars unless otherwise noted.

The following selected financial data has been derived from our audited financial statements and related notes for the preceding two  years and has been prepared and presented in accordance with Canadian generally accepted accounting principles. The selected financial data for March 2009, 2008, 2007 has been derived from our audited financial statements and translated by management to United States dollars using the current rate method. and has been prepared and presented in accordance with Canadian generally accepted accounting principles. For comparative purposes this selected financial data for the years ended March 31, 2007, 2008, 2009, 2010 and 2011 is presented as though it were prepared under United States generally accepted accounting principles. Our audited financial statements for the year ended March 31, 2011 have been prepared in accordance with Canadian generally accepted accounting principles, which, except as noted in Note 19, conform in all material respects with those of the United States and with the requirements of the United States Securities and Exchange Commission.

ITEM 3. KEY INFORMATION - continued

SELECTED FINANCIAL DATA - continued

Valcent Products Inc. Selected Financial Data (Expressed in US Dollars)
	March 31
	2011	2010	2009	2008	2007

Net operating revenues	$-	$-	$-	$-	$-

Loss from operations per CDN GAAP	$6,181,103	$4,610,264	$12,574,679	$11,676,998	$7,181,571

Net loss per CDN GAAP	$6,454,452	$6,287,047	$15,536,062	$12,341,157	$7,152,834

Net loss per US GAAP	$8,607,278	$12,489,601	$13,055,344	$12,904,736	$8,568,694

Loss per share, CDN GAAP	$0.11	$0.15	$5.58	$6.25	$6.68

Loss per share, U.S.GAAP	$0.15	$0.29	$4.69	$6.53	$8.01

Common shares issued	83,218,571	52,175,329	3,008,977	2,459,636	1,703,670

Weighted average shares outstanding per CDN GAAP	57,331,417	42,354,279	2,782,284	1,974,763	1,070,066

Weighted average shares outstanding per U.S. GAAP	57,331,417	42,354,279	2,782,284	1,974,763	1,070,066

Total Assets per CDN GAAP	$1,001,036	$1,261,497	$1,882,276	$4,501,820	$3,583,664

Total Assets per U.S. GAAP	$1,001,036	$1,261,497	$1,908,329	$4,594,251	$3,782,897

Net assets (liabilities) per CDN GAAP	$(1,465,413)	$(2,836,450)	$(825,290)	$(3,918,858)	$(21,088)

Net assets (liabilities) per U.S. GAAP	$(2,393,475)	$(3,650,497)	$764,906	$(3,089,574)	$(576,074)

Exchange Rates (CDN to 1 USD) For the five most recent years ended March 31, calculated on the average of 12 month end closing days

March 31, 2011	$0.9850
March 31, 2010	$0.9219
March 31, 2009	$0.8969
March 31, 2008	$0.9708
March 31, 2007	$0.8789

Exchange Rates (CDN to 1 USD) for eight most recent months	Period High	Period Low

September 28, 2011	$1.0223	$09692
August 2011	$1.0484	$1.0067
July 2011	$1.0590	$1.0310
June 2011	$1.0309	$1.0111
May 2011	$1.0576	$1.0221
April 2011	$1.0534	$1.0301
March 2011	$1.0307	$1.0106
February 2011	$1.0226	$0.9991
January 2011	$1.0128	$0.9983

Exchange Rate (CDN to 1 USD) September 28, 2011:  $0.9777

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

General Business Risks

We are a development stage company and based on our historical operating losses and negative cash flows from operating activities there is substantial doubt as to our ability to continue as a going concern.

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

We have had working capital shortages in the past and, although we raised significant capital through debt and equity offerings, we have generated significant losses, which have impacted working capital. As of March 31, 2011, our balance sheet reflects a working capital deficit of $2,035,992.  This condition has continued since the date of those financial statements, and we expect that these conditions will continue for the foreseeable future unless we are able to raise a substantial amount of additional financing. In view of the matters described herein, our ability to continue to pursue our plan of operations as described herein is dependent upon our ability to raise the capital necessary to meet our financial requirements on a continuing basis.

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

Our accumulated deficit and level of debt make it more difficult to borrow funds.

As of the year ended March 31, 2011, and as a result of historical operating losses from prior operations, we had a deficit from prior operations of $2,265,325, and a deficit of $53,083,400 from losses accumulated during our development stage resulting in a total accumulated deficit of $55,348,725. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit, coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

In addition, the Company also has aggregate debt of $2,466,449 as at March 31, 2011 and total assets of only $1,001,036 making it unreasonable to obtain debt due to the imbalance of debt over assets

Our debt arrangements include the provision of a secured interest in our assets and may make it more difficult to borrow funds, or default of debt provisions may impact our assets and ability to operate; certain unsecured debt instruments are due upon demand and may cause financial liquidity difficulties for the Company.

On July 14, 2011 the company entered into a Secured Bridge Loan with a third party in the amount of $700,000 giving them a first secured charge on the Company’s  El Paso property thus increasing the costs of borrowing to any  new lenders and making debt instruments less desirable to potential lenders. Proceeds on sale of the El Paso property must first be applied to the Secured Bridge Loan limiting the ability of the Company to use such funds in its operations.

In addition, the Company has interest bearing promissory notes that are due upon demand in the aggregate of $558,212.  A demand by the debt holder(s) of such debt securities could cause financial hardship, litigation, and other negative influence on the financial condition of the Company that could cause disruption to our operations.

Our having recently undergone a significant restructuring coupled with our limited experience as a publicly traded company with substantial operations in several different industries, may increase our expenses and place significant demands on our management.

From inception we have undergone several changes in business direction and consequently have previously had only limited operations. Due to economic circumstances and to make our Company more conducive to investment the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of one new share for each eighteen old shares.  This share consolidation became effective July 16, 2009. Our most recent change in business direction and this significant restructuring may make it difficult to respond to our regulatory and reporting obligations, and could increase our general, administrative, legal and auditing costs and place substantial time demands on our management. We anticipate that, due to the increased complexity of our corporate structure and increased reporting and governance obligations, and our simultaneous past pursuit of various product lines in different industries, our regulatory and reporting obligations will require further expenditures to train additional personnel and retain appropriate legal and accounting professional services. In the event that these expenditures precede, or are not subsequently followed by revenues, or that we are unable to raise sufficient funding to cover any increase in our expenses, we may not be able to meet our obligations as they come due, and our business, financial condition, and results of operations may be negatively affected, raising substantial doubts as to our ability to continue as a going concern.

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

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

Lack of insurance coverage on fixed assets located in the United States

The Company cut back its operations in its US based research facilities last year to a bare minimum. As a result of lack of financing, insurance has lapsed on many of our key fixed assets.  During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2011, assets held for sale totalled $433,254. (Land $245,485 and Building $ 187,769)

Also during the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,748, being the carrying value of those assets to the consolidated statement of operations. (2010 - $nil)

Disruptions in the Global Financial and Capital Markets May Impact Our Ability to Obtain Financing.

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

Our intellectual property assets/rights which ate in the patents pending not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and a reduction in our own sales. Moreover, if we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. We may not have adequate remedies if our proprietary content is appropriated or if our intellectual property does not adequately protect unauthorized use by others.

Subsequent to March 31, 2011, the Company and the Company’s legal counsel performed a comprehensive review of the Company’s improved VertiCrop™ intellectual property and an Purchase Agreement the contain intellectual property relating to the vertical plant growing technology. The Company concluded that they were not using the intellectual property that was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

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

We are highly dependent upon the success of our VertiCrop™ plant growing system – our core business. Although we are optimistic that there is a large amount of interest for these technologies, if that demand does not materialize to the extent that we project or we are not successful in promoting and distributing our technology, this will have a material adverse effect on the Company’s financial results.

Risks Associated With An Investment In Our Common Stock

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are listed on the OTC QB under the symbol “VCTZF”, currently, there is only a limited trading market for our common stock and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Under certain circumstances, some of our outstanding common stock purchase warrants may be exercised without our receiving any cash.

As at March 31, 2011, we have outstanding warrants to purchase some of our common stock exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of some number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants may be limited, any such exercise could have a negative effect, directly or indirectly, on the trading market price of our common stock.

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

Future issuances of our common stock from equity financing, exercise of existing and future warrants and options, and convertible and future debt settlements, and equity issuances for services may depress our stock price and dilute your interest. Our stock trades at less than $0.10 per share leading to high levels of dilution from equity issuances.

ITEM 3. KEY INFORMATION - continued

RISK FACTORS - continued

As at September 28, 2011, we have outstanding warrants to purchase up to approximately 28,857,410 shares of our common stock and options issued to purchase up to approximately 8,724,195 shares of our common stock. In addition, the Company had a commitment to issue 7,989,686 common shares.

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

Additionally, if possible under terms that we believe to be appropriate given our financial condition and other circumstances, we will likely seek to raise additional financing during our fiscal year ending March 31, 2012. We may also issue additional shares, options, and warrants to obtain necessary services.

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

Future releases from voluntary lock up arrangements of our common stock may depress our stock price

An aggregate of $2,345,498 of debt was settled on March 31, 2011 in exchange for 15,636,656 units. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.25. The common shares are subject to a 12 month lock up agreement from the date of issue which was March 31, 2011.  The lock-up agreement covers 90% of the issued units whereby 30% will be released in six months, another 30% will be released in nine months and the balance will be released in 12 months from the issued date. Releases from lock up will increase supply of shares tradable and may depress the market price of our common shares trading in the market. ITEM 4. INFORMATION ON THE COMPANY.

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

Valcent Products Inc. - On March 24, 2004, we changed the Company’s name to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted the Company’s common stock from the TSX Venture Exchange, maintaining only the Company’s OTC Bulletin Board listing; the Company’s symbol changed to “VCTPF”. Effective May 3, 2005, and in order to render the Company’s capital structure more amenable to contemplated financing, we effected a consolidation of the Company’s common shares on a one-for-three-basis (1:3).

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

Also during the fiscal year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.  Valcent Products EU Limited has developed and commercialized the Company’s VertiCrop™ vertical growing technology.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to certain vertical plant growing technology and Tomorrow Garden® kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and knowhow to the Technologies (the “Purchase Agreement”).  Pursuant to this agreement, original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs. During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties. On May 17, 2011 the company advised Pagic, based upon a comprehensive review of the intellectual property rights that were the subject of this agreement, that it was no longer relying upon these rights and terminated the agreement.

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

Current Corporate Focus - We are at present a life sciences targeted, development stage company focused primarily on the development and commercialization of the Company’s “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables, herbs and other plant crops in climatically controlled, chemical free environments in both greenhouse and warehouse structures.

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

The Company and its management are working towards commercialization of its core technology with emphasis on reaching break even business operations as soon as feasible.

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at March 31, 2011.

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

Valcent Products EU Limited was incorporated in the domicile of England in November 2006 as a wholly owned subsidiary of Valcent Products Inc. to develop and sell vertical plant growing systems in Europe.  During August 2010 Valcent Products EU Limited incorporated a wholly-owned subsidiary Valcent (EU) Eastern Europe in Poland.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

Business Overview

The Com The Company any is in the business of developing, selling and delivering world-leading vertical farming solutions primarily through its high density vertical growing systems named VertiCrop™.

The Company has been developing and proving a growing technology that can be described as transformative. The profitability of the Company’s VertiCrop™ system is enabled by high contribution margins, and by existing market price premiums commanded by year round, locally grown, pesticide, herbicide free produce. The VertiCrop™ system’s small footprint and high yield enable market expansion into previously under addressed urban and near urban marketplaces.

VertiCrop™ is a patent pending technology comprised of a suspended tray on a moving conveyor. VertiCrop™ provides maximum exposure to light (either natural or artificial), along with precisely measured nutrients for the plants. Designed to grow in a closed loop and controlled environment, VertiCrop™ eliminates the need for harmful herbicides and pesticides, while maximizing food taste and nutrition. Developed over several years by the Company, VertiCrop™ grows higher quality produce much more efficiently and with greater food value, when compared to commercial field agricultural.

•	Specially designed trays suspended from overhead track.
•	Closed loop conveyor passing through feeding stations which provide water and nutrients.
•	Supplementary lighting to enhance growth and provide for year round production.
•	Even airflow over the plants and equal exposure to light.
•	Water and nutrient run-off from the feeding station is captured and recycled.
•	Conducive to optimum workflow – the crop comes to the crop worker.
•	Can operate in closed and greenhouse application.

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

Discontinued Product Development Lines and Settlement of Licensed Technologies - Of the Initial Products under license as defined above, the Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, project viability assessment, and increased corporate focus on life sciences plant growth technologies.  During the year ended March 31, 2010, the Company, decided to discontinue development of its Tomorrow Garden® retail plant sales project to concentrate on the commercialization and roll out of its VertiCrop™.

VertiCrop™ Technology Purchase Agreement - Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2011, $192,000 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum.

Subsequent to March 31, 2011, the Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved VertiCrop™ technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

ITEM 4. INFORMATION ON THE COMPANY - continued

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

On December 16, 2010 Stephen Kenneth Fane, FCA, accepted the position of Chief Executive Officer and a Director of the Company and Chris Ng accepted the position of Chief Operating Officer and a Director of the Company.

New management has shifted the Company’s focus from being a research and development Company to marketing and commercializing the Company’s VertiCropTM System.

The company has established sales and marketing materials, established sales and marketing support, and has been providing quotes for specific, targeted customers.

The AlphaCrop™ system has been discontinued as there is not a clear market for this product.

The company is in the process of downsizing the Valcent EU Ltd. subsidiary and has changed its focus to an R&D function. In addition the company intends to develop and implement an R&D capability in Canada and the US.

Potential Markets – High Density Vertical Growth System for Vegetables:  Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming, and as a result, we expect the technology to compete with traditional growing techniques Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

VertiCrop™ Technology – Concept and Advantages:  The VertiCrop™ technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil and transport fuels. Under traditional farming practice, a reduction in availability and nutritional values results in the food people consume.  The VertiCrop™ is designed to grow vegetables and other plants close to urban centers much more efficiently and with greater food value than in agricultural field conditions that require transportation of product to distant consumption markets.

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

VertiCrop™ is an innovative and exciting vertical growing system which:

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

The VertiCrop™ grows plants in closely spaced shelves vertically arranged on panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

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

Commercial Deployment of the VertiCrop™ System – Paignton Zoo, Devon, UK:  The Company via its UK subsidiary has in the summer months of 2009 deployed its first commercial test installation of its VertiCrop™ technology at the Paignton Zoo Environmental Park located in Devon, UK.  The Paignton Zoo is one of the largest zoos in the UK. The Zoo is part of South West Environmental Parks Ltd which is owned by the Whitley Wildlife Conservation Trust. It is a combined zoo and botanic garden that welcomes over half a million visitors a year.  The VertiCrop™ System installed at Paignton Zoo is meant to grow more plants in less room using less water and less energy. It will help to reduce food miles and bring down the Zoo’s annual costs for animal feed, which is currently in excess of £200,000 a year.  The zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats -- will benefit from the production of year-round fresh food.  The system which was a joint arrangement between Valcent Products EU Limited and the Paignton Zoo Environmental Park became operational on August 5, 2009, and will supply necessary data to the Company of semi-commercial crop yields, and other data for further commercialization of the VertiCrop™ System.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Manufacturing, Fulfillment and Suppliers:   Manufacture to date for VertiCrop™ has been carried out in the UK. The Company is currently sourcing alternative manufactures and suppliers in North America and offshore. As of the date of this annual report, we have no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufacturers, and we are not substantially dependent, nor do we anticipate becoming substantially dependent, upon any one or more suppliers, as we believe that there are many such suppliers available with the capabilities that we will require.

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

Debt Settlement Agreements and Lockup Agreements

Concluding on May 11, 2009, but effective for accounting purposes as of March 31, 2009, Valcent Products, Inc. (the “Company”) entered into agreements with a significant number of the Company’s creditors to settle or restructure a significant portion of the Company’s indebtedness in consideration for shares of the Company’s common stock. The Company settled an aggregate of $13,614,973 representing these balances in exchange for 29,516,955 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.  The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $999,747 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.

July 2008 Convertible Promissory Note Amendments and Reversion

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000 with four investors, one of which was the Company’s then Chief Financial Officer. The debt was convertible into common shares at the lesser of $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants were exercisable at $9.90 and permitted the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and $160,000 in cash as transaction costs. The warrants carried a term of five years from the date of closing of the financing. The redeemable warrants could be redeemed by the Company at a price of $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including $524,884 in prepayment penalty, $260,160 in original issuer discounts, and $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of $250,000 face value of the original note into 312,500 common shares of the Company.

The Company recorded a loss on settlement of debt of $770,293 as at March 31, 2009 due to a modification of the original debt terms.

The terms of the remaining $1,323,000 convertible promissory notes included the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and default provisions applied.

•
If prior to March 31, 2010, the Company issued common shares at a price less than the valuation of the shares issued to each note holder, the Company  would issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represented an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature was been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded was based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,305 included an embedded derivative liability in the amount of $567,000 as at March 31, 2010 with charge to interest, accretion and fess in the statement of operations.

During the year ended March 31, 2010, 21,704 common shares were issued to the note holders on conversion of $10,000 per the conversion feature. These shares were subsequently returned to treasury by the note holder and the $10,000 re-established back into the outstanding principal because of the company’s declining share price.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

The Company accrued interest of $39,571 for the period from April 1, 2010 to May 31, 2010.  During the same period the Company paid $32,622 of accrued interest by issuing 135,925 common shares of the Company.

On May 31, 2010, a third party purchased from the existing convertible note holders, $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000.

The third party and the Company agreed the $700,000 promissory note could be converted at a conversion rate of $0.20 per common share.

On June 15, 2010, the Company issued 3,500,000 common shares at a market rate of $0.20 per common share.

In return for finding the third party and arranging the conversion of the $700,000 debt acquired by the third party at $0.20, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a finder fee. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of operations.

On September 15, 2010, the Company issued 500,000 shares on a prorate ownership basis to the original convertible note holders as a penalty to extend the maturity term of these notes and to increase the rate of default interest from 18% to 30%. The fair value shares were valued at $0.12, being the fair value of the shares on the date of transaction and $60,000 was charged to interest, accretion and fees in consolidated statement of operations.

On December 31, 2010, the Company agreed to pay the original convertible note holders a penalty for delays in negotiating the final repayment of the fully matured outstanding principal and interest in the amount of $104,653. This amount was charged to interest, accretion and fees in the consolidated statement of operations.

On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties accrued during the year ended March 31, 2011 in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had not further claims over the assets of the Company.

As part of the original debt agreement, the original convertible note holders’ warrants were subject to a reset provision in the event the Company closed an equity offering at a price lower than the original exercise price on the warrants. Under the reset provision, the note holders had a right to the issuance of 29,360,166 additional warrants at an exercise price of $0.15 expiring under the original July 2013 expiry date. The Company and the convertible note holders agreed to remove the reset provision on the warrants and amend the issuance of warrants to be limited to 4,047,686 warrants for a two year period ending January 14, 2013. The fair value of the additional warrants of $445,650 was included in the final determination of the loss of settlement of debt in the consolidated statement of operations.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

Equity Issuances

During the year ending March 31, 2011, the Company:

(i) Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with one third party and one related party. The PP Agreement included a funding commitment to the Company along with provisions for the new management group and the third party to earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011, the Company has a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price at the time the shares were earned and charged to stock-based compensation.  In addition under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares. As March 31, 2011 none of these options were issued. As March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011  by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of operations. These options will continue to be re-measured until the grant and terms have been approved by the Board.

Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than offer price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as finder fee and $4,797 as legal fees.

(ii) On March 30, 2011, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of certain promissory notes, accounts payable and related party amounts owing at the same terms as the private placement. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.25.  Ninety percent of the common shares are subject to a twelve  month lock up agreement with 30 % being release on September 30, 2011 and 30% each quarter thereafter..  No value has been attributed to the warrants as the share price at the debt settlement date was equal to the settlement price.

(iii) Issued the following common shares for investor relations services:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of shares on the date of issuance; and
•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value of shares on the date of issuance.

 (iv) Issued the following common shares for consulting services in respect of product development:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.

(v) For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate value of $126,000. During the year, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

(vi) Commitment to Issue Shares

At March 31, 2011, commitment to issue shares included the following

•	300,000 common shares to be issued in connection with a financial consulting services agreement for investor relations services at an aggregate fair value of $51,750;*

•	150,000 common shares to be issued in connection with consulting services agreement for internet and marketing services at an aggregate fair value of $22,000;*

•	6,647,195 common shares to be issued in connection with a private placement agreement for new management services at an aggregate fair value of $1,308,570;* and

•
140,000 units to be issued at $0.15 per unit in connection with the private placement offering that was closed subsequent to the year end in the amount of $21,000 being equal to the closing stock price on the date the shares were to be issued.

* The aggregate value of these committed common shares was calculated by using the closing stock price on the date the share commitment was earned.

During the year ended March 31, 2010, the Company:

(i) Issued 16,303,562 units pursuant to the conversion of $2,000,000 in subscription advances and interest of $24,582.  Each unit is comprised of one common share and one third of one share purchase warrant entitling the holder thereof to purchase 5,434,521 common shares at an exercise price of $0.45 per share until July 17, 2010.  A value of $20,923 was allocated to the warrants under the residual method.

Issued 458,139 units pursuant to the conversion of $179,478 in convertible notes and interest of $3,777.  Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of $0.60 per share until July 17, 2011.  A value of $1,764 was allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of $0.40 per common share for gross proceeds of $906,966. Included in the private placements value is $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $8,292 was allocated to the warrants under the residual method.

The Company closed a further private placement of $50,000 and issued 125,000 units at a price of $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of $0.40 until February 15, 2012.  A value of $10,358 was allocated to the warrants under the residual method.

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $219,105 in cash and issued 35,000 finder’s warrants.    The fair value of $20,077 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life  – 2.0 years; expected volatility  – 80%; and expected dividends – nil.

(ii) In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of $13,614,973 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009 (after allowing for consolidation rounding). Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(iii) Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for $10,000 face value of the reverted note.

(iv) Issued the following common shares for consulting services and investor relations:

•	275,000 common shares at an aggregate fair value of $142,467 being the fair value of shares on the date of issuance;

ITEM 4. INFORMATION ON THE COMPANY - continued

PLAN OF OPERATIONS - continued

During the year ended March 31, 2009, the Company:

(i) Completed a private placement of units whereby a total of 180,703 units were issued at $10.80 per unit for gross proceeds of $1,951,600. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $13.50 to purchase an additional common share of the Company. Share issuance cost in connection with this placement was $212,943;

(ii) Issued 5,555 common shares in connection with interest charges regarding a promissory note at fair value of $58,597;

(iii) Issued the following common shares for consulting services:

•	23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of $285,000;

•	7,443 common shares for services rendered under a public relations agreement at a fair value of $43,594;

•	5,000 common shares for services rendered under an internet services contract at a fair value of $16,500.

(iv) Issued 16,667 common shares valued at $180,000 to Pagic relating to the Technology License;

(v) Issued 289,344 common shares upon conversion of $1,597,609 of convertible note principal, interest and penalties to convertible debenture  holders;

(vi) Issued 21,296 common shares upon the exercise of 21,296 warrants at $9.00 per share for proceeds of $191,664.

(vii) Commitment to Issue Shares

During the year ended March 31, 2009, and in conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of $13,614,973 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009. Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010. The Company valued the restricted shares on issuance to reflect the 7 month holding period and the large share issuance of the Company. The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 999,747 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of $0.02 per share pre-consolidation ($0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

INTELLECTUAL PROPERTY

Overview

We rely for our business on a combination of our pending patents,  trademarks and trade secrets in order to protect our intellectual property. Our pending patents, trademarks and trade secrets are among the most important assets we possess in our ability to generate revenue and profits and we will depend significantly on these intellectual property assets in being able to effectively compete in our markets.

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

Patents Issued and Pending

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. Patent status for each division is provided as follows:

Division	International Patent Applications	Published International Application
High Density Vertical Growth System	2	1

All other remaining patent applications are in the preliminary stages of the application process.

Trademarks

We are in the process of applying for registration of our trademarks in the United States and Canada  in order to establish and protect our brand names as part of our intellectual property assets. To date we have received registration of  “Valcent®” in the United States. All other remaining registrations are in the preliminary stages of the application process and remain pending.

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

As of the date of this annual report, we are in the process of drafting confidentiality and/or non-disclosure agreements for our other key employees, consultants and advisors.

SEASONALITY

We may experience slight seasonal fluctuations in the sale of our potential High Density Vertical Growth System however, we believe that the overall effects of any seasonal variations in sales activity will be insignificant due to the nature and intent of the products to provide year round growing capability.

ITEM 4. INFORMATION ON THE COMPANY - continued

PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located at 120 Columbia Street, Vancouver, British Columbia, Canada V6A 3Z8.  Our telephone number is (604) 638-4906.

On November 16, 2007, our wholly owned subsidiary, Valcent Products EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of GB£12,550.  There were 5 years and 7.5 months remaining on the lease as at March 31, 2011.  The Company has net property of  $137,324  comprised of  vehicles and  equipment, and other assets located mainly at the Paignton Zoo as at March 31, 2011.

Also during the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $247,464, being the carrying value of these assets in the UK.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2011, assets held for sale totalled $433,254. (Land $245,485 and Building $ 187,769)

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2011 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, except as noted in Note 19 to our March 31, 2011 audited financial statements, conform in all material respects with those of United States generally accepted accounting principles and with the requirements of the U.S. Securities and Exchange Commission.

OPERATING LEGACY AND ACCUMULATED LOSSES

Fluctuations in Results

During the fiscal year ended March 31, 2011, operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc.
Selected Financial Data [Annual]
(Expressed in US Dollars)
	12 months ended March 30
	2011	2010	2009
Net Operating Revenues	$-	$-	$-
Loss from operations	$6,181,103	$4,610,264	$12,574,679

Other Loss (Income)	$413,349	$1,676,783	$2,961,383
Net loss per Canadian GAAP	$6,454,452	$6,287,047	$15,536,062
Loss per share	$0.12	$0.15	$5.58

Share capital	$43,808,617	$39,011,557	$19,513,994
Common shares issued	83,218,571	52,175,329	3,008,977
Weighted average shares outstanding	57,331,417	42,354,279	2,782,284
Total Assets	$1,001,036	$1,261,497	$1,883,217
Total Liabilities	$2,466,449	$4,097,947	$2,708,920

Cash Dividends Declared per Common Shares	$-	$-	$-

Exchange Rates (CDN $ = US $ 1) period average	$0.9850	$0.9219	$0.8969
Exchange Rates (British Pound £ = US $1) period average	$1.5561	$1.5961	$1.7216

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

Operating Results

For the year ended March 31, 2011, we focused on the following business initiatives:

(i)	the development and commercialization of Valcent’s “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other plant crops,

(ii)	restructuring activities as noted in this annual report, and

For the year ended March 31, 2010, the Company focused on:

(i)	the development and commercialization of Valcent’s “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other plant crops,

(ii)
the development and commercialization of our “High Density Vertical Growth System” (“AlphaCrop(TM)” or “HDVG System”) designed for smaller commercial growers looking for smaller but highly cost effective compact growing systems to produce to produce vegetables, herbs and other plant crops.

(iii)	the development and marketing of the Tomorrow Garden® consumer retail products in Valcent’s UK based subsidiary,

(iv)	restructuring activities as noted in this annual report, and

(v)	an assessment and rationalization of the development of a commercial algae growing technology via Vertigro Algae Technologies LLC.

We incurred net losses of $6,454,452 for the twelve months ended March 31, 2011, compared to $6,287,047 for the twelve months ended March 31, 2010.  Our loss from operations increased by $1,570,839 to $6,181,103 for the twelve months ended March 31, 2011. This increase is a direct result of two charges totaling $2,061,031 that were directly related to  Private Placement Agreement (‘PP Agreement”) the Company entered into on December 31, 2010 with a third party and a related party. The PP Agreement included a commitment to the Company along with provisions for the new management group to further the development and marketability of the VertiCrop™ vertical plant technology and for the third party to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011,  the Company  had a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price at the time the shares were earned and charged to stock-based compensation.  In addition under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares. As March 31, 2011 none of these options were issued. As March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011  by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of operations. When you remove  the two charges from the net loss of operations for the twelve months ended March 31, 2011, and compare it to the net loss of operations for the twelve months ended March 31, 2010 there is an overall decrease of $490,192. The PP Agreement ends on the earlier of January 31, 2012 or the date on which the Company has issued an aggregate of $2.3million of units pursuant to the financing.

Operating Expenses

Product development - Product development expenses decreased by $465,726  to $1,520,297 for the twelve months ended March 31, 2011 as compared with the twelve months ended March 31, 2010.  The decrease is due the Company refocusing its efforts in research and development to the commercialization of the VertiCrop™ System  in the last quarter of the year. As well, the Vertigro Algae technologies and  Tomorrow Garden® product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010.

Insurance - Insurance expense decreased by $6,709 to $13,174 during the 12 months ended March 31, 2011 (2010 - $19,883) .

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

Interest and accretion - In conjunction with convertible debenture financings during the fiscal year ended March 31, 2010 and from other promissory note financings during fiscal 2011, the Company incurred $514,551 in interest, and financing charges on convertible and promissory notes in the twelve months ended March 31, 2011.  This represents a $340,865 decrease from the $855,416 that had been incurred during the twelve months ended March 31, 2010.

Investor relations - Investor relations fees increased $126,932 to $384,636 (2010 - $257,704) for the twelve months ended March 31, 2010 as a result of an increased number of third party consultants in investor related advisory activities to help assist the Company in finding new avenues of financing.

Advertising and media development - Advertising and media development was $49,817 during the twelve months ended March 31, 2011 and was significantly lower by $43,297 than for the same period in 2010 ($93,114) owing to the cessation of all marketing costs related to the previous products and the start of a new marketing plan for the VertiCrop™ system.

Professional fees - Professional fees increased by $25,577 to $531,571 for the twelve months ended March 31, 2011 from $505,994 for the twelve months ended March 31, 2010 reflecting complex accounting, regulatory, and legal costs inherent to near term operations.

Office and miscellaneous - Office and miscellaneous expenses decreased $89,190 to $225,601 for the twelve months ended March 31, 2011 from $314,791 for the twelve months ended March 31, 2010. The decrease is primarily due to the scale back of activity in the Company’s US subsidiary and cost streamlining in the current period.

Travel - Travel expenses increased by $59,460 to $260,654 (2010 - $201,194) for the twelve months ended March 31, 2011 as a result of increased activity in all of the Company’s operations, increased number of active development projects.

Amortization – Amortization decreased modestly by $17,461 to $176,415 for the fiscal year ended March 31, 2011 (2010 - $193,876) due to the Company’s decision in October 2010 to sell its remaining assets in the United States and stop taking amortization of these assets and classify them as assets held for resale.

Rent - Rent expenses increased $682 to $116,311 for the twelve months ended March 31, 2011 from $115,629 for the twelve months ended March 31, 2010, owing to foreign currency fluctuations.

Stock-based compensation - The Company issued 2,050,000 share options to consultants of the Company incurring a charge of $215,510 to stock-based compensation during the year. The Company incurred a charge of $2,061,031 to stock-base compensation which was a direct result of the above discussed PP Agreement. In addition, the Company amended some terms on warrants held by a significant shareholder and recorded a compensation charge of $91,843 during the year. The increase of $2,350,077 over the March 31, 2010 charge of $18,310 is due to  the reorganization initiatives and  incentives for a new senior management group to join the Company.

Filing and transfer agent fees - Filing and transfer agent fees decreased $28,638 to $19,692 for the twelve months ended March 31, 2011, from $48,330 for the twelve months ended March 31, 2010. The decrease is primarily attributable to costs in 2010 associated with the increased activity relating to the Company’s restructuring initiatives in 2010.

Other Income and loss

Foreign exchange (loss) gain - Due to fluctuations, primarily, in the Canadian dollar and British Pound as related to the US dollar, the Company incurred a foreign exchange loss of $146,948 during the twelve months ended March 31, 2011 as compared to a loss of $19,395 during the twelve months ended March 31, 2010.

Recovery (write -off) of receivable – During the year ended March 31, 2010, the Company has written off a receivable due from Global Green Solutions Inc. (“GGS”) in the amount of $657,641 owing to GGS’s lack of capital and financial ability to repay the debt on a current basis.  $4,100 of this amount was recovered during the year ended March 31, 2011.

Interest income – During the year ended March 31, 2011, the Company did not recognize any interest income (2010 - $nil).

Gain on settlement of debts – During the year ended Match 31, 2011 the company incurred a net gain on settlement of debt of $121,350. This amount included a gain on reversal of a derivative liability of $567,000 which was a component to the July 2008 convertible debt and was settled during the year, a charge of $445,650 relating the fair value of warrants issued to the convertible debt holders in settlement. During the year ended March 31, 2010, the Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $999,747 was recorded to loss on settlement of debts for those debt holder participants which received shares at a value different than the restricted share value based on objective evidence. The Company estimated the value of the restricted share of $0.22222 pre-consolidation ($0.40 post consolidation) at April 1, 2009 based on the estimated call option value using the Black-Scholes option pricing model with the following assumptions: share price - $0.06 pre-consolidation; exercise price - $0.06; risk-free interest rate – 0.47%; expected life – 9 months ; expected volatility – 109%; and expected dividends – nil.

Write-down of property and equipment - The Company recognized a write-down of property and equipment from its subsidiaries relating to decreased business operations.  The write-down amounting to $250,748 was recorded during the year ended March 31, 2011.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

Comprehensive Loss and Accumulated Other Comprehensive Loss

Effective April 1, 2010, the Company decided to report its consolidated financial statements in United States dollars for shareholder and investor relations purposes as the Company’s shares are currently quoted on an exchange in the United States in United States dollars. Consolidated financial statements for the prior periods have been translated from CAD presentation to USD presentation using the current rate method.  Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance sheet dates, while shareholders’ equity has been translated using the historical exchange rates at the dates of the corresponding transactions.  The consolidated statements of operations and deficit and consolidated statements of cash flow have been translated using the prevailing average exchange rates for the periods.  Any resulting exchange rate differences due to this translation are included in shareholders’ equity as accumulated other comprehensive income.  All comparative financial information being presented has been restated to reflect the Company’s consolidated financial statements as if they have been historically reported in USD and the effect on the consolidated financial statements resulted in an accumulated other comprehensive income (AOCI) adjustment of $1,948,828 as at April 1, 2008 and a period foreign exchange adjustment on change in reporting currency in connection with a reporting currency other than the functional currency for the year ended March 31, 2009 of $52,219, resulting in a final consolidated accumulated other comprehensive income of $1,896,609. As the functional currency and reporting currency are the same for the years ended March 31, 2010 and March 31, 2011, there was no further foreign exchange adjustments in AOCI.

Liquidity and Capital Resources

Because the Company is organized in Canada, the Company’s March 31, 2011 financial statements have been prepared by the Company’s management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s accumulated losses during the development stage increased by $6,454,452 to $53,083,400 for the twelve months ended March 31, 2011.

The Company’s working capital deficit as at March 31, 2011 was $2,035,992 which was less than the $3,834,047 in working capital deficit as at March 31, 2010. This decrease in working capital deficit was a result of the settlement of promissory and convertible debt instruments used to finance fiscal 2010 and prior years business activities; there still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.  As at March 31, 2011 the Company does not have sufficient cash on hand to fund its operations for the next twelve months.

We had cash of $31,936 as of March 31, 2011.  We anticipate that we will incur through the end of our next fiscal year:

•	$1,800,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In the year ending March 31, 2012 significant expense is expected to be for our operating expenses and professional fees. Subsequent to year end we received $155,889 in gross proceeds from a third private placement. The Company also issued       a promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty. Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  We believe that debt financing beyond the current bridge loan will not be an alternative for funding as the current lender will be paid out from the proceeds of the sale of our El Paso Texas property and there is no assurance we will receive more than the current loan from the sale. This will leave the company with no real tangible assets to borrow against until such time as the economic viability of VertiCrop™ System can be demonstrated.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund our commercialization of our products, develop or enhance services or respond to competitive pressures.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

During the twelve months ended March 31, 2011, the Company issued 15,636,656 common shares in settlement of $2,345,498 of debt, 3,500,000 common shares on the conversion of $700,000 in convertible notes and interest, 10,192,365 common shares for private placement in net proceeds  of $1,320,701, 500,000 common shares for investor relations services received in the amount of $120,000, 600,000 common shares issued for consulting services in the amount of $144,000, 135,925 common shares for payment of interest in the amount of $32,622,  500,000 common shares for the extension of convertible notes in the amount of $60,000 and 21,704 common shares returned to treasury in the amount of $10,000.  The Company’s issued and outstanding shares as at March 31, 2011 were 83,218,571.

During the twelve months ended March 31, 2011, the Company used a total of $1,837,264 (2010 - $2,983,485) in cash related to its operations.  This cash was funded from the proceeds of private placements of $1,460,573 (2010 - $2,973,148), proceeds from share subscriptions $21,000 (2010 - $nil) amounts received from related parties of $1,455,283 (2010 - $65,972), amounts received from debt issuance of $34,100 (2010 $1,024,678 ). These amounts were used to also fund $203,225  (2010 - $1,020,069) in repayment of promissory notes and $934,767  (2010 – $10,165) in convertible notes.  The Company also acquired $ nil (2010 – $243,566) in property and equipment during the twelve months ended March 31, 2011. The effect on foreign exchange on cash and cash equivalents  during the twelve months period ended  March 31, 2011 was $ nil (2010 – $35,481). In total the Company raised  $9,969 more cash   (2010 - $158,006 less cash) than it used  during the twelve months ended March 31, 2011 leaving it with a cash and cash equivalents balance of $31,936 at March 31, 2011 (2010 - $21,967).

As at March 31, 2011, receivable of $300,233 (2010 - $125,532) consists of goods and services and HST tax receivable of $231,950 and $68,283 of share subscriptions receivable.  A 2009 receivable in the amount of $657,641 due from Global Green Solutions Inc., the Company’s Joint Venture partner in Vertigro Algae product development was written off at March 31, 2010.

Prepaid expenses as at March 31, 2011 of $98,288 (2010 - $104,823) consisting prepaid insurance, rental deposits, and similar items.
(2010- $92,260). In March 31, 2010  $12,563 related to the deferred portion of business consulting and investor relations services agreements.

As a result of the cessation Tomorrow Garden  inventories were impaired as at March 31, 2011.

During the year ended March 31, 2011, the Company recorded $176,415 in amortization on assets.  During the year ended March 31, 2011, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $250,748 was effective March 31, 2011 and was in addition to $176,415 in amortization in the statement of operations for the year ended March 31, 2011.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2011, assets held for sale totalled $433,254. (Land $245,485 and Building and Equipment $ 187,769)

Accounts payable and accrued liabilities increased to $1,601,161 at March 31, 2010 from $872,375 at March 31, 2010 due to the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Promissory notes decreased from $1,033,837 at March 31, 2010 to $558,212 at March 31, 2011 owing to the settlement of promissory notes through the issuance of common shares.   The promissory notes bear interest at the rate of 8-10% simple interest.

Our advances and amounts due from related parties increased by $1,949 to $255,378 as at March 31, 2011 (2010 - $253,429).

Convertible notes decreased as at March 31, 2011 to $51,698 from $1,371,306 at March 31, 2010 due to conversion of debt to common shares and the repayment of certain convertible notes.

Derivative liabilities decreased as at March 31, 2011 to $nil from $567,000 at March 31, 2010 due to repayment of related convertible notes.

As at March 31, 2011, a total of the $50,000 in principal and $1,698 in net accrued interest and accretion expense remained outstanding.  Interest will continue to accrue on the $50,000 face value of these notes at the rate of interest of 8% per annum for the period up to February 15, 2012.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at a market rate of $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of $0.24 per share in exchange for remaining accrued interest of $32,622 due to the original convertible note holders through May 31, 2010.  On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had not further claims over the assets of the Company.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

In return for conversion of the $700,000 debt acquired by the third party at $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012.

Details of the convertible notes are as follows:

Convertible note continuity:

Date of Issue	Balance March 31, 2010	Issued Principal & Transfers	Equity Portion	Derivative Liability Portion, net	Accretion, Interest or Penalty	Conversion/ Repayments	Balance March 31, 2011
Dec 2009 (a)	$1,938,305	$ 10,000	$ -	$ (567,000)	$ 286.083	$ (1,667,388)	$ -
Feb 2010 (b)	-	51,020	(5,496)	-	6,174	-	51,698
	$1,938,305	$ 61,020	$ (5,496)	$ (567,000)	$ 292,257	$ (1,667,388)	$ 51,698

Date of Issue	Balance March 31, 2009	Issued Principal & Transfers	Derivative Liability Portion	Accretion, Interest or Penalty	Conversion/ Repayments	Balance March 31, 2010
September 2007 (c)	$ 8,902	$ -	$ -	$ -	$ (8,902)	$ -
July 2009	-	179,478	-	3,777	(183,255)	-
Dec 2009 (a)	-	1,323,000	567,000	58,305	(10,000)	1,938,305
	$ 8,902	$ 1,502,478	$ 567,000	$ 62,082	$ (202,157)	$ 1,938,305

(a)            $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000 with four investors, one of which was the Company’s then Chief Financial Officer. The debt was convertible into common shares at the lesser of $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants were exercisable at $9.90 and permitted the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and $160,000 in cash as transaction costs. The warrants carried a term of five years from the date of closing of the financing. The redeemable warrants could be redeemed by the Company at a price of $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including $524,884 in prepayment penalty, $260,160 in original issuer discounts, and $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of $250,000 face value of the original note into 312,500 common shares of the Company.

The Company recorded a loss on settlement of debt of $770,293 as at  March 31, 2009 due to a modification of the original debt terms.

The terms of the remaining $1,323,000 convertible promissory notes included the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and  default provisions applied..

•
If prior to March 31, 2010, the Company issued common shares at a price less than the valuation of the shares issued to each note holder, the Company  would issue to each note holder additional common shares based on the lower valuation.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represented an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature was been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded was based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,305 included an embedded derivative liability in the amount of $567,000 as at March 31, 2010 with charge to interest, accretion and fess in the statement of operations.

During the year ended March 31, 2010, 21,704 common shares were issued to the note holders on conversion of $10,000 per the conversion feature. These shares were subsequently returned to treasury by the note holder and the $10,000 re-established back into the outstanding principal because of  the company’s declining  share price..

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

The Company accrued interest of $39,571 for the period from April 1, 2010 to May 31, 2010.  During the same period the Company paid $32,622 of accrued interest by issuing 135,925 common shares of the Company.

On May 31, 2010, a third party purchased from the existing convertible note holders, $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000.

The third party and the Company agreed the $700,000 promissory note could be converted at a conversion rate of $0.20 per common share.

On June 15, 2010, the Company issued 3,500,000 common shares at a market rate of $0.20 per common share.

In return for finding the third party and arranging the conversion of the $700,000 debt acquired by the third party at $0.20, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a finder fee. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of operations.

On September 15, 2010, the Company issued 500,000 shares on a prorate ownership basis to the original convertible note holders as a penalty to extend the maturity term of these notes and to increase the rate of default interest from 18% to 30%. The fair value shares were valued at $0.12, being the fair value of the shares on the date of transaction and $60,000 was charged to interest, accretion and fees in consolidated statement of operations.

On December 31, 2010, the Company agreed to pay the original convertible note holders a penalty for delays in negotiating the final repayment of the fully matured outstanding principal and interest in the amount of $104,653. This amount was charged to interest, accretion and fees in the consolidated statement of operations.

On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties accrued during the year ended March 31, 2011 in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had not further claims over the assets of the Company.

As part of the original debt agreement, the original convertible note holders’ warrants were subject to a reset provision in the event the Company closed an equity offering at a price lower than the original exercise price on the warrants. Under the reset provision, the note holders had a right to the issuance of 29,360,166 additional warrants at an exercise price of $0.15 expiring under the original July 2013 expiry date. The Company and the convertible note holders agreed to remove the reset provision on the warrants and amend the issuance of warrants to be limited to 4,047,686 warrants for a two year period ending January 14, 2013. The fair value of the additional warrants of $445,650 was included in the final determination of the loss of settlement of debt in the consolidated statement of operations.

The de-recognition of the derivative liability component in connection with this convertible note was charged to gain on settlement of debt in the consolidated statement of operations.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

The following are continuity schedules for the convertible debt and derivative liability and further details of gain on settlement of debt associated with the final settlement:
Convertible Note

March 31, 2010, opening balance (interest and principal)	$1,371,305

Fair value of returned common shares	10,000
June 15, 2010, partial settlement	(700,000)
Accrued interest and settlement penalty fees	286,083
Interest paid by issuance of 135,925 shares	(32,622)
February 2011, final settlement	(934,766)
March 31, 2011, ending balance	$-

Derivative Liability

March 31, 2010, opening balance (derivative liability)	$567,000

De-recognition during the year, net	(567,000)
March 31, 2011, ending balance	$-

Gain on Settlement of Debt

De-recognition of derivative liability, net	$(567,000)
Fair value of additional warrants issued	445,650

Gain on settlement of debt	$121,350

(b)          $50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms change on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $50,010 principal amount using the effective interest rate method.

(c)         $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of $23,460 was incurred during the year ended March 31, 2008 and recorded to interest, accretion and fees.

The Company repaid $7,500 of principal and $1,402 in interest during the year ended March 31, 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2011 COMPARED WITH YEAR ENDED MARCH 31, 2010

SUBSEQUENT EVENTS TO MARCH 31, 2011

Unless otherwise noted in this 20 F, the following events occurred after March 31, 2011:

•
On June 08, 2011, the Company closed a third private placement tranche and issued, 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,889. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.

•
On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty.

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009

Operating Results

For the year ended March 31, 2010, we focused on the following business initiatives:

(i)	the development and commercialization of Valcent’s “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other plant crops,

(ii)
the development and commercialization of our “High Density Vertical Growth System” (“AlphaCrop(TM)” or “HDVG System”) designed for smaller commercial growers looking for smaller but highly cost effective compact growing systems to produce to produce vegetables, herbs and other plant crops.

(iii)	the development and marketing of the Tomorrow Garden® consumer retail products in Valcent’s UK based subsidiary,

(iv)	restructuring activities as noted in this annual report, and

(v)	an assessment and rationalization of the development of a commercial algae growing technology via Vertigro Algae Technologies LLC.

For the year ended March 31, 2009, the Company focused on:

(i)	the development and commercialization of our VertiCrop™ HDVG System designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc., and

(iii)	the development and marketing of the Tomorrow Garden® consumer retail product by Valcent EU.

We incurred net losses of $6,287,047 for the twelve months ended March 31, 2010, compared to $15,536,062 for the twelve months ended March 31, 2009.  The decrease during the twelve months ended March 31, 2010 over the same interval in the previous year is largely a result of decreased number of active development projects, cost streamlining due to global economic circumstances, and decreased capital resources.

Operating Expenses

Product development - Product development expenses decreased by $5,182,730 to $1,986,023 for the twelve months ended March 31, 2010 as compared with the twelve months ended March 31, 2009.  The decrease is due to financial constraints which resulted in the scaled back operations including Vertigro Algae operations in the Company’s El Paso research facility, cost reductions and budget streamlining efforts, and fewer active projects under development.  During the twelve months ended March 31, 2010, the Company’s primary product development expenses were directed towards the commercialization of the Company’s VertiCrop™ System and Tomorrow Garden® product lines operated from Valcent’s UK operating offices.  Product development expenses were $7,168,753 during the twelve months ended March 31, 2009, and were primarily focused on the development of the Company’s VertiCrop™ System and Tomorrow Garden® product lines, Vertigro Algae technologies and the marketing of the Nova Skincare system, the development of which was terminated March 2009.  Tomorrow Garden® product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010.

Insurance - Insurance expense increased by $2,794 to $19,883 during the 12 months ended March 31, 2010 (2009 - $17,089).

Interest and accretion - In conjunction with convertible debenture financings during the fiscal year ended March 31, 2009 and from other promissory note financings during fiscal 2010, the Company incurred $855,416 in interest, and financing charges on convertible and promissory notes in the twelve months ended March 31, 2010.  This represents a $1,943,892 decrease from the $2,799,308 that had been incurred during the twelve months ended March 31, 2009. The large decrease over the previous period in the prior year is due to the settlement as at March 31, 2009 of most debt instruments outstanding as of March 31, 2009 for equity as part of reorganization initiatives initiated during the last sixteen months.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Investor relations - Investor relations fees decreased $423,366 to $257,704 (2009 - $681,070) for the twelve months ended March 31, 2010 as a result of a decreasing number of third party consultants in investor related advisory  activities.

Advertising and media development - Advertising and media development was $93,114 during the twelve months ended March 31, 2010 and  was significantly lower by $296,915 than for the same period in 2009 ($390,029) owing to the cessation of marketing costs related to the Nova Skin Care System and other decreased advertising media expenditures.

Professional fees - Professional fees increased by $49,874 to $505,994 for the twelve months ended March 31, 2010 from $456,120 for the twelve months ended March 31, 2009 reflecting complex accounting, regulatory, and legal costs inherent to near term operations.

Office and miscellaneous - Office and miscellaneous expenses decreased $23,789 to $314,791 for the twelve months ended March 31, 2010 from $338,580 for the twelve months ended March 31, 2009. The decrease is primarily due to the scale back of activity in the Company’s US subsidiary and cost streamlining in the current period.

Travel - Travel expenses decreased modestly by $4,533 to $201,194 (2009 - $205,727) for the twelve months ended March 31, 2010 as a result of decreased activity in all of the Company’s operations, decreased number of active development projects, as well as cost streamlining due to global economic circumstances. The number is still reasonably high relating to the international nature of interest and commercialization of the Company’s VertiCrop™ product.

Amortization – Amortization increased modestly by $35,850 for the fiscal year ended March 31, 2010 (2009 - $158,026) due to some acquisitions in Valcent Products EU Limited

Rent - Rent expenses increased $1,613 to $115,629 for the twelve months ended March 31, 2010 from $114,016 for the twelve months ended March 31, 2009, owing to foreign currency fluctuations.

Stock-based compensation - The Company issued 100,000 share options to a consultant of the Company incurring a charge of $18,310 in stock based compensation expenses during the twelve months ended March 31, 2010 (2009 - $226,687).  The decrease of $208,377 in stock based compensation reflects the reorganization initiatives and decrease in personnel involved in active projects. The weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 1.98%, expected life of 5.0 years, an expected volatility of 100%, with no dividends.

Filing and transfer agent fees - Filing and transfer agent fees increased $29,057 to $48,330 for the twelve months ended March 31, 2010, from $19,273 for the twelve months ended March 31, 2009. The increase is primarily attributable to costs associated with the increased activity relating to the Company’s restructuring initiatives.

Other Income and loss

Foreign exchange (loss) gain - Due to fluctuations, primarily, in the US dollar and British Pound as related to the Canadian dollar, the Company incurred a foreign exchange loss of $19,395 during the twelve months ended March 31, 2010 as compared to a loss of $1,764,392 during the twelve months ended March 31, 2009.  Substantially, the reason for the change relates to the change in functional currency to the US dollar effective April 1, 2009.

Write off of receivable – During the year ended March 31, 2010, the Company has  written off  a receivable due  from Global Green Solutions Inc. (“GGS”) in the amount of $657,641 owing to GGS’s lack of capital and financial ability to repay the debt on a current basis (2009 - $ nil).

Interest income – During the year ended March 31, 2010, the Company did not recognize any interest income (2009 - $16,959).

Loss on settlement of debts - During the year ended March 31, 2010, the Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $999,747 was recorded to loss on settlement of debts for those debt holder participants which received shares at a value different than the restricted share value based on objective evidence. The Company estimated the value of the restricted share of $0.22222 pre-consolidation ($0.40 post consolidation) at April 1, 2009 based on the estimated call option value using the Black-Scholes option pricing model with the following assumptions: share price - $0.06 pre-consolidation; exercise price - $0.06; risk-free interest rate – 0.47%; expected life – 9 months ; expected volatility – 109%; and expected dividends – nil.  During the year ended March 31, 2009 the Company recorded a loss on settlement of debt of $770,293 due to a modification of the July 2008 Convertible Notes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Write-down of property and equipment - The Company recognized a write-down of property and equipment from El Paso related business operation assets held for future use.  The write-down amounting to $443,657 was recorded during the year ended March 31, 2009 and is included in accumulated amortization.

Comprehensive Loss and Accumulated Other Comprehensive Loss

Effective April 1, 2009, the functional currency of the Company was United States dollar (USD). The change in functional currency from Canadian dollar (CAD) to USD, resulted from increased business activities and monetary transactions conducted in USD. As a result of adopting this change retrospectively, results of previously reported financial periods have been restated. The resulting net exchange rate differences due to this translation over the period was $1,896,609 and is included in shareholders’ equity as accumulated other comprehensive income (“AOCI”). The comprehensive loss for the year ended is $6,287,047.

Liquidity and Capital Resources

Because the Company is organized in Canada, the Company’s March 31, 2010 financial statements have been prepared by the Company’s management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s accumulated losses during the development stage increased by $6,287,047 to $46,628,948 for the twelve months ended March 31, 2010.

The Company’s working capital deficit as at March 31, 2010 was $3,834,037 which was greater than the $1,682,625 in working capital deficit as at March 31, 2009. This increase in working capital deficit was a result of increasing promissory debt instruments used to finance fiscal 2010 business activities as compared to debt settlements achieved at March 31, 2009 pursuant to restructuring initiatives; there still remains substantial doubt as to the Company’s ability to continue as a going concern.

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

During the twelve months ended March 31, 2010, the Company issued 29,516,955 common shares in settlement of $13,614,973 of debt, 334,204 common shares on the conversion of $260,000 in convertible notes and interest, 19,040,193 common shares for private placement in the aggregate of $3,123,465, 250,000 common shares for investor relations services received in the amount of $126,300, and 25,000 common shares issued for consulting services in the amount of $16,167.  The Company’s issued and outstanding shares as at March 31, 2010 were 52,175,329.  The Company recorded $219,105 in cash issue costs and warrants issued valued at $20,077 in connection with the receipt of private placement capital.

During the twelve months ended March 31, 2010, the Company used a total of $2,983,485 (2009 - $6,317,181) in cash related to its operations.  This cash was funded from the proceeds of private placements of $2,973,148 (2009 - $1,910,553), amounts received from related parties of $65,972 (2009 - $1,282,423) and amounts received from debt issuance of $1,024,678 (2009 - $1,882,040). These amounts were used to also fund $1,020,069 (2009- $nil) in repayment of promissory notes and $10,165 (2009 – $152,147) in convertible notes.  The Company also acquired $243,566 (2009 – $545,220) in property and equipment during the twelve months ended March 31, 2010.  The effect on foreign exchange on cash and cash equivalents  during the twelve months period ended  March 31, 2010 was $35,481 (2009 – $70,183). In total the Company used a total of $158,006 more cash (2009 - $20,235 less cash) than it raised during the twelve months ended March 31, 2010 leaving it with a cash and cash equivalents balance of $21,967 at March 31, 2010 (2009 - $179,973).

As at March 31, 2010, accounts receivable of $125,532 (2009 - $736,832) consists of value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company. A prior year receivable in the amount of $657,641 due from Global Green Solutions Inc., the Company’s Joint Venture partner in Vertigro Algae product development was written off at March 31, 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

YEAR ENDED MARCH 31, 2010 COMPARED WITH YEAR ENDED MARCH 31, 2009 - continued

Prepaid expenses as at March 31, 2010 of $104,823 (2009 - $82,208) includes $12,563 (2009 - $13,296) related to the deferred portion of business consulting and investor relations services agreements with the balance of $92,260 (2009 - $68,912) consisting of in prepaid insurance, rental deposits, and similar items.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $578,083 as at March 31, 2009.  As at March 31, 2010, inventories related to the Company’s Tomorrow Garden® project were $11,578 (2009 - $27,281).

During the year ended March 31, 2010, the Company recorded $193,876 in amortization on assets.  During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $443,657 was effective March 31, 2009 and was in addition to$158,026 in amortization in the statement of operations for the year ended March 31, 2009.

Accounts payable and accrued liabilities increased to $872,375 at March 31, 2010 from $433,821 at March 31, 2009 due to  the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Promissory notes decreased from $2,116,662 at March 31, 2009 to $1,033,837 at March 31, 2010 owing in part to reclassification of certain remaining principal portions of the July 2008 notes to convertible notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of $400,000 of the July 2008 convertible notes in cash  during the first quarter  and the receipt of $500,000 as part of a private placement with a single investor which was later converted to common shares during the second quarter.  In addition, $1,024,678 in new unsecured promissory notes were issued in the year ended March 31, 2010 for cash received to fund operations. The promissory notes bear interest at the rate of 8-10% simple interest.

Our advances and amounts due from related parties increased by $103,982 to $253,429 as at March 31, 2010 (2009 - $149,447).

Convertible notes increased as at March 31, 2010 to $1,371,306 from $8,990 at March 31, 2009 due to the reversion of $1,323,000 in principal and $58,305 in amounts previously classified as Promissory notes until December 31, 2009.  The promissory notes were not paid on December 31, 2009 and reverted to their original terms.  During the year ended March 31, 2010, $10,000 was converted into 21,704 common shares of the Company.  As at March 31, 2010, a total of the $1,313,000 in principal, $567,000 derivative liability portion and $58,305 in interest remained outstanding.  Interest will continue to accrue on the $1,313,000 face value of these notes at the default rate of interest of 18% per annum until repaid.  The Company plans to retire the notes and accrued interest from further equity financing.

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

Research and Development, Patents and Licenses

The Company has engaged in a variety of different projects during the last three years as described in this annual report.  The Company has incurred product development costs in the aggregate as follows:

Year	Amount
2009	$7,168,753
2010	1,986,023
2011	1,520,297
Total	$10,675,073

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse effect on our financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2011, we had the following known contractual obligations noted in this report or financial statements dated March 31, 2011:

       On November 16, 2007, our wholly owned subsidiary, Valcent EU Limited leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of approximately $ 27, 000 (GB£12,550) There were 6 years and 7.5 months remaining on the lease as at March 31, 2011. The Company also entered into an investors relations and IT and marketing agreements in the year that extended beyond the year ended March 31, 2011.

The Company entered into an agreement with a non-related party for investor relations services for a one year term, $3,000CDN a month and 75,000 common shares every quarter until July 2011.  300,000 common shares have been earned but are not issued as at March 31, 2011 and are included in commitment to issue shares in the financial statements.  The agreement can be cancelled with a 30 day notification.

The Company entered into an agreement with a non-related party for internet marketing services for a one year term, $1,500CDN a month and 50,000 common shares every quarter until June 2011. The agreement can be cancelled with a 30 day notification. Subsequent to year end the remaining 50,000 common shares were issued under the agreement.

The combined commitments as at March 31, 2011 are as follows:

	Shares	Amount
2012	50,000	$85,108
2013	-	80,481
2014	-	80,481
2015	-	80,481
Thereafter	-	118,206
	50,000	$444,756

Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

CONTRACTUAL OBLIGATIONS - continued

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).
b) $100,000 was paid to Pagic by the Company at the date of the Addendum;
c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and
d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2011, $192,000 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum.

Subsequent to March 31, 2010 management and the Company’s Counsel performed a comprehensive review of the Purchase Agreement and concluded that it is not using the Intellectual Property that is subject to Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

Application of Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States following Item 17 of Form 20-F. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation, embedded derivatives and equity instruments issued to individuals or used to settle debts.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows. There have been no material changes to these estimates for the periods presented in this annual report.

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

The expected volatility of options granted has been determined using the volatility of our company's stock. The expected volatility for options granted during the year ended March 31, 2011 was 100%. The expected life of options granted generally equals the term of the options.  For the year ended March 31, 2011, the weighted-average risk-free interest rate used ranged from 1.95% to 2.9% The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, companies are required to utilize an estimated forfeiture rate when calculating the expense for the period. We applied an estimated forfeiture rate of Nil to 5% in the year ended March 31, 2011 in determining the expense recorded in our consolidated statement of operations.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

CONTRACTUAL OBLIGATIONS - continued

Valuation of Derivative Instruments

US GAAP requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value.  Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses the Black-Scholes or Binomial option pricing model depending on the specific nature of the equity instrument.

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

NEW ACCOUNTING PRONOUNCEMENTS

Canadian GAAP

International Financial Reporting Standards (“IFRS”)

In February 2008, The CICA Accounting Standards Board ("AcSB") confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations. The Company is completing its assessment with respect to the adoption of IFRS for 2011 for its first interim financial statements for the period ended June 30, 2011.

US GAAP

 In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU No. 2011-04) “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure.

ASU No. 2011-04 amends Topic 820 in two ways. Specifically, some of the amendments clarify how to apply the existing fair value measurement and disclosure requirements, while some of the amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. ASU No. 2011-04 does not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 supersedes much of the guidance in ASC Topic 820, but also clarifies existing guidance and changes certain wording in order to align ASC Topic 820 with IFRS 13. The Company’s adoption of this policy will not have a material effect on the Company’s financial statements.

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

 The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as of the date of March 31, 2011. Unless otherwise stated, the address for each of our directors and executive officers is c/o Valcent Products Inc., 120 Columbia Street, Vancouver, British Columbia V6A 3Z8 Canada.

Name	Age	Position
Stephen K. Fane (1)	65	Director, CEO

Christopher Ng (2)	52	Director, COO

Chris Bradford (3)	70	Director, Managing Director of Valcent Products (EU) Ltd.

John N. Hamilton (4)	58	CFO, Secretary

Naveen Aggarwal (5)	52	Director

Ray Torresan (6)	49	Director

(1)
Appointed Chief Executive Officer and a Director by resolution of the board of directors, in accordance with Section 111 and 121 respectively of the Business Corporations Act (Alberta) on December 16, 2010.

(2)
Appointed Chief Operating Officer  and  a Director by resolution of the board of directors , in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on December 16, 2010

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

(3)
Appointed President, Chairman of the Board and a Director by resolution of the board of directors, in accordance with Section 111 and 121 respectively of the Business Corporations Act (Alberta) on October 22, 2009 until December 16, 2010 when Mr. Fane became  CEO. Mr. Bradford still holds the position as Chairman of the Board.

(4)
Appointed Chief Financial Officer and Secretary by resolution of the board of directors, in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on November 19, 2010 following the resignation of Bob Baker on the same date.

(5)	Appointed a director by resolution of the board of directors, in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on December 14, 2006.
(6)	Appointed a director by resolution of the board of directors, in accordance with Sections 121 and 111 respectively of the Business Corporations Act (Alberta) on November 19, 2010.

Stephen Kenneth Fane FCA, Chief Executive Financial Officer and Director of the Company.

Mr. Stephen Fane became a director and the Company’s Chief Executive Officer on December 16, 2010. Mr. Fane became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, Fane acquired a 5-acre hydroponic greenhouse operation that produced bell peppers which he expanded to over 75 acres under glass. Fane merged his operation with another large-scale producer and took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for operations totaling more than 135 acres under glass and the raising of $70M through the public offering process. In late 2006, the Trust was merged with another large scale producer to form one of the world's largest greenhouse production and marketing companies. Prior to his career in agriculture, he was a partner at Coopers & Lybrand, a predecessor to Price WaterhouseCoopers.

Christopher Ng, Chief Operating Office and Director of the Company.

Mr. Christopher Ng became a director and Chief Operating  Officer of the Company on January 01, 2011  Prior to joining the Company Mr. Ng was with Lululemon Athletica, were is served as its Chief Supply Chain Officer, overseeing technology, logistics and manufacturing departments through Lululemon’s explosive growth period. Mr. Ng’s career began in 1981 were he was an Administration Manger for the Royal Bank. In 1983 Mr. Ng as a joint venture owner started a successful athletic footwear and apparel chain. Mr. Ng took the operation from seven to seventy–seven stores. Mr. Ng then went on to start his own retail consulting business in 1995 specializing in IT, and was subsequently recruited to become the vice president of Aritiza, where Mr. Ng was responsible for the technology, logistics and security departments, Mr. Ng was strategically involve with the growth of this ladies fashion chain from five to thirteen stores. Mr. Ng has been a commissioned officer in the Canadian Forces Reserve for 27 years.

Chris Bradford — Managing Director of Valcent Products (EU) Ltd. and Director

Mr. Chris Bradford has been a director since October 22, 2009. Mr. Bradford held the position of Chief Executive Officer and President from October 22, 2009 until December 16, 2010. Mr. Bradford is currently Managing Director of the Company’s wholly owned UK based subsidiary, Valcent Products (EU) Limited.  Mr. Bradford has worked within the agricultural sector continuously over the last 35 years in senior management positions in both large companies and smaller ventures. He also consulted with many programs to assist small agricultural businesses before joining Valcent Products (EU) Limited on a full time basis in April of 2007. Mr. Bradford has firsthand experience in most aspects of the agricultural sector and has successfully built Valcent Products (EU) Limited to be a productive Company that has been integral to the development and commercialization of the Company‘s core technologies. Mr. Bradford joined Bradford & Sons Ltd., a family business post education, ultimately managing the Company’s Crop Services Division, supplying agricultural and horticultural markets in the South West of England.  Immigrating to Canada in 1977, Mr. Bradford worked at senior management level for three leading Canadian farm supply businesses, eventually setting up his own consulting business specializing in project management for startup companies in North America. Returning to the UK in 1996, Mr. Bradford joined the UK Government’s Business Link organization as a Business Development Adviser before returning to consulting in 2002, latterly developing the business plan and start-up strategy for Valcent Products (EU) Limited.

John N. Hamilton, Chief Financial Officer and Secretary of the Company

Mr. John N. Hamilton became the Company’s, Chief Financial Officer and Secretary on November 19, 2010. Mr. Hamilton began his career in 1976 with Clarkson Gordon, a predecessor to Ernst Young were he obtained his CA. Mr. Hamilton has held the position of CFO and President of other private and public companies and has spear headed a number of company’s that have listed on the VSE, TSX and NASDAQ. Mr. Hamilton has over 25 years of experience with financial and strategic planning. For a period of time Mr. Hamilton was a partner with Mr. Fane in the hydroponic greenhouse and venture capital business. Mr.  Hamilton was also involved in the entertainment business were he acted as Executive Producer on over 70 hours of television programming with gross production budgets in excess of $20 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

DIRECTORS AND SENIOR MANAGEMENT - continued

Naveen Aggarwal, Director of the Company

Mr. Naveen Aggarwal has been a director of the Company since December 14, 2006. Mr. Aggarwal is also a principal of Interactive Technologies Fund, based in Toronto, Ontario. He also serves on the Board of Directors of FourSpots Inc. and Infolinx Communications Ltd. and is a former director of Verrus Mobile Technologies Inc. He brings over twenty-five years experience with a variety of technologies (Hardware, Software, Consulting Services) and vertical markets (Telecom, Government, Finance, Retail) in the areas of development, sales, and marketing in senior management roles. Mr. Aggarwal has held senior level positions at many leading international companies including TIBCO Software (General Manager of Telecom Line of Business, Worldwide), Sun Microsystems, Netscape Communications, and Nortel. Naveen received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

Ray Torresan, Director of the Company

Mr. Ray Torresan became a director of the Company on November 19, 2011. Mr. Torresan is an experienced venture capitalist and past president of Torresan|TCI Communications, a Vancouver public relations company. He personally managed stakeholder communications programs for many of British Columbia’s major organizations. Mr. Torresan is now a member of institute B a Vancouver based company that is a new aged business incubator and accelerator. He is a recipient of a National Award of Excellence from the Canadian Public Relations Society (CPRS) for his work in corporate communications and reputation management. Mr. Torresan received his APR (Accredited Public Relations Practitioner) from CPRS and is a past-director of its Vancouver chapter.

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2011.

	Annual Compensation		Long Term Compensation

Name and Principal Position	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)
	$	$

Mr. Stephen K. Fane, CEO and Director (1)	49,250		3,323,598	1,000,000,

Christopher Ng, COO and Director (2)	49,250	—	3,323,597	1,000,000

Chris Bradford Managing Director (EU) and Director (3)	97,862	0		—

John N. Hamilton, CFO and Secretary (4)	54,175			300,000

Naveen Aggarwal Director (5)	—	—	—	500,000

Ray Torresan	—	—	—	—

Gerry Jardine Former Director, Acting CFO, Secretary (resigned June 1, 2010) (6)	—	6,895	—

Bob Baker, Former Director, Acting CFO and Secretary (8)	—	—	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

COMPENSATION - continued

(1)
Amounts shown are for salary accrued for during the year ended March 31, 2011. In addition Mr. Fane was party to a Private Placement Agreement, whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. The options exercise price is $0.15. Term and vesting to be set by the board of directors.  As at March 31, 2011 Mr. Fane had earned 3,323,598 of the common shares and 1,000,000 of the options. As at March 31, 2011 the shares had not been issued and the options had not been granted by the board of directors. .

(2)
Amounts shown are for salary accrued for during the year ended March 31, 2011. In addition Mr. Ng was party to a Private Placement Agreement whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. As at March 31, 2011 Mr. Ng had earned 3,323,598 of the common shares and 1,000,000 of the options. The options exercise price is $0.15. Term and vesting to be set by the board of directors. As at March 31, 2011 the shares had not been issued and the options had not been granted by the board of directors.

(3)	Amounts shown are for salary received or accrued and a car allowance for during the year ended March 31, 2011

(4)
Amounts shown are for salary accrued for during the year ended March 31, 2011. On November 19, 2011, Mr. Hamilton was assigned 300,000 fully vested share options exercisable at $0.10 per share for an 8 year term.

(5)	On June 30, 2010, this director was assigned 500,000 fully vested share options exercisable at $0.25 per share for an 8 year term

(6)	Mr. Gerry Jardine received, or the Company accrued amounts owing for consulting services to a related company of Mr. Jardine during the year ended March 31, 2011.

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

 Board of Director Committees

We have one standing committee, the audit committee, comprised of members of our board of directors. Our audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of our audit committee include all the members of the Board of Directors:  Naveen Aggarwal, Ray Torresan and Stephen. Fane. Our audit committee meets with our external auditors annually, prior to completion of our audited financial statements, and with our management at least quarterly throughout the fiscal year.  Two members of the audit committee are independent directors; the Company acknowledges deficiencies exist resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

We have no formal compensation committee.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

EMPLOYEES

As at September 28, 2011, Valcent Manufacturing Ltd. had no full time employees, and retained 1 consultant and 1 security guard as required.

As at September 28, 2011, Valcent Products EU Limited had no full time employees, and 2 consultants working on active projects.

As at September 28, 2011, Valcent Products Inc. had 3 consultants in senior management positions and engaged approximately 5 consultants, all of which provided services on a part time basis.

Key Employees and Consultants

Our key consultants and their primary responsibilities as at September 28, 2011 are as follows:

Stephen K Fane, CEO of the Company is responsible for corporate direction, leadership and implementation of the Company’s business plan

Christopher Ng, COO of the Company is responsible for the day-to-day running of the production and distribution departments and providing timely operational information and assistance to the CEO.

John N. Hamilton, CFO of the Company is responsible for the financial control, regulatory reporting, budgets, financial statements, monitoring expenditures and liquidity, reporting financial performance to the board and providing the COO and CEO with timely financial data.

Institute B, a consultant to the Company that provides financing, marketing, branding, sales, website design s and overall management support.

SHARE OWNERSHIP

The following table sets forth, as of September 28, 2011, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2011.  The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

Name	Amount and Nature of Ownership	Percent of Class*

Stephen K Fane, CEO and Director (1)	4,323,598	4.88%

Christopher Ng, COO and Director,(2)	5,323,598	5.99%

John N. Hamilton CFO and Secretary (3)	300,000	.35%

Chris Bradford, Director	-	--%

Naveen Aggarwal, Director (3)	1,031535	1.21%

Ray Torresan	-	-%
	10,978,731	12.44%

*
No director or executive officer has different voting rights from any other holder of our common stock. Based on 84,254,834 shares issued and outstanding at September 28, 2011.  Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)	Consists of (i) 3,323,598 shares of common stock earned but not issued and (ii) 1,000,000 share options earned by not granted. Option price to be $0.15.

(2)
Consists of (i) 3,323,597 shares of common stock earned but not issued, (ii) 1,000,000 share options earned by not granted. Option price to be $0.15.(iii) 666,667 shares of common stock directly purchased by way of a private placement at $0.15 per unit and (iv) 333,334 warrants to purchase 333,334 common shares at $0.25 that were part of the same  $0.15 unit offering.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

SHARE OWNERSHIP - contiued

(3)	Consists of 300,000 share options issued on November 17, 2010 for an eight year term exercisable at $0.10 per option share

(4)
Consists of (i) 38,888 shares of common stock beneficially owned through this director’s spouse, and (ii) 46,875 shares issued on May 19, 2009 from debt settlements for certain partial amounts owed at March 31, 2009, (iii) 500,000 share options issued on June 1, 2010 for an eight year term exercisable at $0.25 per option share (iv). 297,181 shares issued on March 31, 2011 from settlement for certain amounts owed as at March 31, 2011 and (v) 148,591 warrants issued as part of the debt settlement to purchase 144,591common shares at $0.25.

2006 Stock Option Plan

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Stock Option Plan”). The 2006 Stock Option Plan was adopted by the Board of Directors on December 16, 2006 and adopted as amended by the Shareholders of the Company on February 15, 2008.  The 2006 Stock Option Plan allows for share options to be issued to Company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 17% of the Company’s issued and outstanding shares of Common Stock. The plan is designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the Company. The 2006 Stock Option Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. The 2006 Stock Option Plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee. In conjunction with restructuring initiatives, as at March 31, 2009, all share options previously granted were cancelled effective the same date.

During the year ended March 31, 2011, a total of 8,724,195 share options were outstanding..

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of September 28, 2011, there were 84,254,834 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of September 28, 2011. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

	Shares Beneficially Owned

Major Shareholders	Number	Percent*

Larry Thompson (1)	11,303,562	13.42%

Elizabeth Brock (2)	8,000,000	9.20%

Agosto Corporation Limited (3)	7,969,402	9.37%

Timothy Brock (4)	7,477,056	8.66%

Institute B Development Corp.(5)	5,998,866	6.63. %

Paul Sturt (7)	5,000,000	5.93. %

Belhaven Ventures Ltd. (8)	4,500,000	5.25%

Total	50,248,866	58.47%

Total Shares outstanding at September 28, 2011	84,254,834

*Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)	Consists of 11,303,562 shares of common stock directly owned.

(2)	Consists of (i) 5,333,333 shares of common stock directly owned. and (ii) 2,666,667 warrants to purchase 2,666,667 common shares at $0.25.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

MAJOR SHAREHOLDERS - continued

(3)
Consists of (i) 7,192,832, shares are beneficially owned by Dr. Murphy, (ii) 7,081,721 shares held by Agosto Corporation, and (iii) 111,111 shares held by EXOMS Ltd. (iii) 776,570 warrants held by Agosto to purchase 776,570 common shares at $0.25. J. Gordon Murphy is the sole shareholder and a control person of both Agosto Corporation and EXOMS and therefore for the purposes of Rule 13d-3 Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation and EXOMS.

(4)
Consists of (i) 5,430,154 shares are beneficially owned by Timothy Brock (ii) 2,281,046 shares held by Timothy Brock (iii) 3,149,108 shares held by West-Peak Ventures of Canada Ltd. (iii)  585,935 warrants held by Timothy Brock to purchase 585,935 common shares at $0.25. (iv) 1,460,967 warrants held by West-Peak to purchase 1,460,967 common shares at $0.25. Timothy Brock is the sole shareholder and a control person of West-Peak Ventures of Canada Ltd and therefore for the purposes of Rule 13d-3 Timothy Brock may be deemed the beneficial owner of the shares beneficially held by West-Peak.

(5)
Consists of (i) 871,014 shares of common stock beneficially owned by Darrell Kopke and his spouse, (ii) 172,100 shares of common stock to be issued to Darrell Kopke (iii) 5,323,018 share options earned by not granted held by Institute B Development Corp . Option price to be $0.15. and .(iv) 675,828 shares of common stock earned but not issued held by Institute B Development Corp Darrell Kopke the sole shareholder and a control person of  Institute B Development Corp and therefore for the purposes of Rule 13d-3 Darrell  may be deemed the beneficial owner of the shares beneficially held by Institute B Development Corp

(6)	Consists of (i) 5,000,000 shares of common stock directly owned.

(7)	Consists of (i) 3,000,000 shares of common stock directly owned and (ii) 1,500,000 warrants held by Belhaven to purchase 1,500,000 common shares at $0.25.

At of September 28, 2011, we had 256 shareholders of record and an estimated 2,400 unregistered shareholders.  As of  September 28, 2011, there were 84,254,834 shares of common stock outstanding. United States shareholders held an estimated 12,500,000 shares of our common stock, representing approximately 15 % of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

During the years ended March 31, 2011, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2011	2010	2009
Product development	$400,944	$361,684	$1,147,061
Interest, accretion and fees	258,769	99,235	-
Professional fees	20,000	-	31,234
Rent	2,349	23,048	32,890
	$682,062	$483,967	$1,211,285

At March 31, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were due on demand, non-interest bearing and had no specific terms of repayment.

At March 31, 2011, promissory notes payable of $558,212 (2010 - $983,317) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company.

 The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the years ended March 31, 2011 and 2010 and recorded the payments in product development.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

RELATED PARTY TRANSACTIONS - continued

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued were valued at $0.42 per share for an aggregate value of $126,000 and were recorded to the product development cost.

During the year ended March 31, 2011 there were no cash issue costs charged by beneficial owners of more than 5% of the Company’s common shares. (2010 - $190,787) (2009 -$nil)

During the year ended March 31, 2011, the Company settled debt of $1,838,687 with directors and/or beneficial owners of more than 5% of the Company’s common shares by issuing 12,257,911 units. Each unit consists of one common share and one half warrants. One whole warrant is exercisable into one common share at $0.25.

During the year ended March 31, 2010, the Company settled commitments to issue shares of $7,509,342 by issuing 17,655,556 common shares.

VertiCrop™ Technology Purchase Agreement - Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2011, $192,000 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum.

Subsequent to March 31, 2011, the Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved VertiCrop™ technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

Global Green Joint Venture

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The main elements from VAT included in the financial statements are accounts payable of $44,029 (2010 - $44,029; 2009 – $39,466) and expenses of $ nil (2010 - $44,723; 2009  - $1,099,148).  There were no assets in VAT as at March 31, 2011 and 2010.

During the year ended March 31, 2010, the Company had a receivable due from Global Green in the amount of $657,641. The Company wrote off this receivable as at March 31, 2010 due to collection uncertainty. During the year ending March 31, 2011 the Company recovered $4,100 of this receivable and has included this amount against other bad debts as a recovery in the consolidated statement of operations.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ITEM 17 and our financial statements and accompanying notes beginning on page F-1 of this Form 20-F.

Legal proceedings

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Subsequent to year end, Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal council for comment. Based on information currently available the Company has recorded $26,766 of the claim as a liability as at March 31, 2011.

We are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on our financial position or profitability.

Dividend Policy

We have never paid a dividend and have no intentions of doing so in the foreseeable future.

SIGNIFICANT CHANGES

•
On July14, 2011, the Company entered into a Letter of Understanding with Chris Bradford the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 shares or options in the Company which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

•
On August 10, 2011, the Company received a Cease Trade Order from the British Columbia Securities Commission for failure to file its comparative annual financial statement for the fiscal year end March 31, 2011, its Management Discussion and Analysis for the period ended March 31, 2011 and its Annual Information Form for the same period. The order will be lifted on the Company upon filing the required information and an Executive Directors order revoking the cease trade order.

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

The Company’s common shares are presently quoted on the United States OTCQB tier of the OCT Markets Group’s quotation platform   under the symbol “VCTZF” (formerly “VCTCF” and “NTTRF”). Effective May 3, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. and delisted our common shares from the TSX-Venture Exchange, Inc. (formerly The Canadian Venture Exchange), where we had been trading under the symbol “NTT.H”, maintaining only our listing only on the United States OTC Bulletin Board.

ITEM 9. THE OFFER AND LISTING - continued

Period	OTC Bulletin Board (USD)
	High	Low

Fiscal year ended March 31,

2007	$15.20	$7.20
2008	$16.74	$8.10
2009	$13.32	$0.90
2010	$2.50	$0.21
2011	$0.42	0.05

Quarter ended
June 30, 2009	$2.34	$0.54
September 30, 2009	$2.50	$0.36
December 31, 2009	$1.20	$0 57
March 31, 2010	$.0.60	$0.21
June 30, 2010	$0.42	$0.15

September 30, 2010	$0.19	$0.10
December 31, 2010	$.0.14	$0.05
March 31, 2011	$0.26	$0.13

Month ended

April 30, 2011	$0.17	$0.10
May 31, 2011	$0.13	$0.08
June 30, 2011	$0.13	$0.06
July 31, 2011	$0.20	$0.06
August 31, 2011	$0.13	$0.08
September 28, 2011	$0.12	$0.08

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

DOCUMENTS ON DISPLAY

All documents referred to in this annual report may be inspected at our offices during regular business hours located at Suite 960 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2 (Canada), telephone (604) 638-4906.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of March 31, 2011, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our CFO (our principal financial officer) and our acting CEO (our principal executive officer), who concluded, that because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective as of March 31, 2011.

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

Evaluation of Internal Controls and Procedures Over Financial Reporting

As of  March 31, 2011, management assessed the effectiveness of the Company's internal control over financial reporting (ICFR) based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of March 31, 2011 and that material weaknesses in ICFR existed as more fully described below.

ITEM 15.  CONTROLS AND PROCEDURES - continued

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31, 2011:

(1)
Lack of an independent audit committee, audit committee financial expert, and no independent directors.  Although our audit committee functions with one officer/director and two directors who are not corporate officers, the non-officers directors are  paid consultants to the Company and as such may not be deemed truly independent.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less effective or conflicted supervision over management;

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

As of March 31, 2011, management assessed the effectiveness of our ICFR and based on that evaluation, they concluded that, as of March 31, 2011, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our ICFR. However, management believes these weaknesses did not have a material effect on our financial results. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.  We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

ITEM 15.  CONTROLS AND PROCEDURES - continued

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

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We presently  have one audit committee member who is a “financial expert” which is Mr. Fane (as defined in accordance with Item 16A(b) of Form 20-F) however, Mr. Fane is not independent  as that term is defined in Section 803A of the NYSE AMEX Company Guide and SEC Rule 10A-3 under the Exchange Act of 1934.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal year ended March 31, 2009 were Smythe Ratcliffe LLP, Chartered Accountants of Vancouver, British Columbia.  Our auditors for the fiscal year ended March 31, 2011 and 2010 was BDO Canada LLP, Chartered Accountants of Vancouver, B.C.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2011 for professional services rendered by BDO Canada LLP, Chartered Accountants, for the audit of our annual financial statements and assistance with SEC reviews and quarterly financial reporting  was $127,000.  The aggregate audit fees billed for the fiscal years ended March 31, 2010 for professional services rendered by BDO Canada LLP, Chartered Accountants, for the audit of our annual financial statements was $217,000.

AUDIT RELATED FEES

BDO Canada LLP fees for the audit and review of financial statements not included in “Audit Fees” for the 2011 and 2010 was $ nil.

TAX FEES

The aggregate fees billed in the fiscal years ended 2011 nil and 2010 for professional tax compliance advice and planning was $12,000.

ALL OTHER FEES

BDO Canada LLP fees for other services performed for the 2011 and 2010  fiscal years not included in “Audit Fees” or “Audit Related Fees” were $nil, respectively.

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

Not applicable

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in US Dollars)
March 31, 2011 and 2010

                                                                BDO Canada LLP                                           600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Valcent Products Inc. (A development stage company)

We have audited the accompanying consolidated financial statements of Valcent Products Inc. (a Development Stage Company), which comprises of the consolidated balance sheets at March 31, 2011 and 2010, and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Valcent Products Inc. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the entity has incurred a cumulative deficit of $55,348,725 as at March 31, 2011, incurred a net loss of $6,454,452 for the year then ended and is expected to continue to incur losses in the foreseeable future. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raise substantial doubt about the entity's ability to continue as a going concern.

Other Matters

The consolidated financial statements of the Company for the year ended March 31, 2009 (before the effects of the adjustments described in note 2(p) were audited by another auditor who expressed an unmodified opinion on these consolidated financial statements on September 18, 2009, except for Note 19 which is at October 9, 2009.

As part of our audit of the consolidated financial statements of the Company for the year ended March 31, 2011, we also audited the adjustments described in Note 2(p) that were applied to present the consolidated financial statements for the year ended March 31, 2009 in United States dollars. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements of the Company for the year ended March 31, 2009 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended March 31, 2009 taken as a whole.

/s/ BDO Canada LLP
BDO Canada LLP
Chartered Accountants
Vancouver, Canada
September 29, 2011

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited, before the effects of the adjustments described in Note 2(p), the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows of Valcent Products Inc. (a development stage company) for the year ended March 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements, before the effects of the adjustments described in Note 2(p), present fairly, in all material respects, the results of operations and its cash flows of Valcent Products Inc. for the year ended March 31, 2009, in accordance with Canadian generally accepted accounting principles.

/s/ Smythe Ratcliffe LLP
Smythe Ratcliffe LLP
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 19 which
is as at October 9, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph when there is a retrospective change in accounting such as that described in Note 2(p) in respect of the change in reporting currency.

We were not engaged to audit, review or apply any procedures to the adjustments for the change in accounting as described in Note 2(p), and accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by BDO Canada LLP.

Our report to the shareholders dated September 18, 2009, except for note 19 which is as at October 9, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Smythe Ratcliffe LLP
Smythe Ratcliffe LLP
Chartered Accountants
Vancouver, Canada
September 18, 2009, except for note 19 which
is as at October 9, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in US Dollars)
March 31, 2011 and 2010

	2011	2010
		(Note 2(p))
Assets
Current assets
Cash	$31,936	$21,967
Receivables (Notes 5 and 8(b)(i))	300,233	125,532
Prepaid expenses	98,288	104,823
Inventories (Note 6)	-	11,578
Total current assets	430,457	263,900

Non-current assets
Assets held for sale (Note 3)	433,254	-
Property and equipment (Note 3)	137,324	997,596
Product license (Note 4)	1	1
Total non-current assets	570,579	997,597
Total assets	$1,001,036	$1,261,497

Liabilities and Shareholders’ deficiency
Current liabilities
Accounts payable and accrued liabilities (Note 8(b)(ii))	$1,601,161	$872,376
Promissory notes payable (Note 12)	558,212	1,033,837
Due to related parties (Notes 8(b)(ii) & 10)	255,378	253,429
Convertible notes (Note 7)	51,698	1,371,305
Derivative liability (Note 7)	-	567,000
Total current liabilities	2,466,449	4,097,947
Shareholders’ deficiency
Share capital (Notes 8 & 10)	43,808,617	39,011,557
Contributed surplus (Note 8)	6,769,270	5,023,657
Commitment to issue shares (Note 8(c))	1,403,320	126,000
Equity component of convertible note (Note 7)	5,496	-
Accumulated other comprehensive income	1,896,609	1,896,609
Accumulated deficit from prior operations	(2,265,325)	(2,265,325)
Accumulated deficit during the development stagedevelopment stage	(53,083,400)	(46,628,948)
Total shareholders’ deficiency	(1,465,413)	(2,836,450)
Total equity and liabilities	$1,001,036	$1,261,497

Nature of Business and Ability to Continue as a Going Concern (Note 1)
Commitments and Contingencies (Notes 7, 8, 11 and 12)
Subsequent events (Note 18)

On behalf of the Board:

/s/ Stephen K. Fane	Director	/s/ Christopher Ng	Director

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

	2011	2010	2009
		(Note 2p)	(Note 2p)
Expenses
Product development (Notes 6, 8(b)(iv),9 & 10)	$1,520,297	$1,986,023	$7,168,753
Insurance	13,174	19,883	17,089
Interest, accretion and fees (Notes 7, 8 (e)(vi) &10)	514,551	855,416	2,799,308
Investor relations & finder fees (Notes 8(b)(iii),(c),(e) & 11)	384,636	257,704	681,070
Advertising and media development	49,817	93,114	390,029
Professional fees (Note 10)	531,571	505,994	456,120
Office and miscellaneous	225,601	314,791	338,580
Travel	260,654	201,194	205,727
Amortization	176,415	193,876	158,026
Rent (Note 10)	116,311	115,629	114,016
Stock-based compensation (Note 8(b)(i),(d)&(e))	2,368,384	18,310	226,687
Filing and transfer agent fees	19,692	48,330	19,274
Loss from operations	(6,181,103)	(4,610,264)	(12,574,679)
Other Expense
Foreign exchange loss	(146,948)	(19,395)	(1,764,392)
Recovery (write-off) of receivable (Note 5)	2,997	(657,641)	-
Interest income	-	-	16,959
Gain on settlement of debts (Notes 7(a) & 8(c))	121,350	(999,747)	(770,293)
Write-down of property and equipment (Note 3)	(250,748)	-	(443,657)
Net loss	(6,454,452)	(6,287,047)	(15,536,062)
Deficit during development stage, beginning of year	(46,628,948)	(40,341,901)	(24,805,839)
Deficit during development stage, end of year	$(53,083,400)	$(46,628,948)	$(40,341,901)
Loss Per Share – Basic and Diluted	$(0.11)	$(0.15)	$(5.58)
Weighted Average Number of Common Shares Outstanding	57,331,417	42,354,279	2,782,284

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Income
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

	2011	2010	2009
		(Note 2p)	(Note 2p)
Statement of Comprehensive loss
Net loss	$(6,454,452)	$(6,287,047)	$(15,536,062)
Other comprehensive income (loss):
Foreign exchange adjustment on change in currency (Note 2 (p))	-	-	(52,219)
Comprehensive loss	$(6,454,452)	$(6,287,047)	$(15,588,281)

	2011	2010	2009
		(Note 2p)	(Note 2p)
Statement of Accumulated Other Comprehensive Income
Balance, beginning of the year	$1,896,609	$1,896,609	$1,948,828
Other comprehensive income:
Foreign exchange adjustment on change in currency (Note 2 (p))	-	-	(52,219)
Balance, end of the year	$1,896,609	$1,896,609	$1,896,609

See notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

	2011	2010	2009
		(Note 2p)	(Note 2p)
Cash provided by (used in):
Operating Activities
Net loss for the period	$(6, 454,452)	$(6,287,047)	$(15,536,062)
Items not involving cash:
Interest, accretion and fees	454,462	694,960	2,637,922
Fair value of warrants in interest, accretion and fees		-	157,530
Shares issued for product development (Note 8(b)(iv) & 8(c))	142,000	-	165,969
Shares issued for services (Note 8(b)(iii) & 8(c))	195,750	143,432	313,269
Stock based compensation	307,353	18,310	226,687
Warrant Modification in Investor Relations and finder fees (Note 8(e)(iv))	67,529	-	-
Fair value of options in stock-based operations (Note 8(b)(i))	752,462	-	-
Shares issued for stock-based compensation (Note 8(b)(i))	1,308,569	-	-
Gain on settlement of debts	(121,350)	999,747	770,293
Write-down of property and equipment	250,748	-	443,657
Commitment to issue shares for services	-	126,000	664,980
Shares issued in interest, accretion and fees	60,000	-	56,846
Write-down of receivable	(2,997)	657,641	-
Amortization	176,415	193,876	158,026
Foreign exchange loss (gain)	6,385	-	1,661,078
Changes in non-cash working capital items (Note 15)	1,019,862	469,596	1,962,624
	(1,837,264)	(2,983,485)	(6,317,181)
Investing Activity
Property and equipment	-	(243,566)	(545,220)
Financing Activities
Advances from related parties	1,477,653	65,972	1,282,423
Proceeds from promissory notes	26,000	1,024,678	1,882,040
Repayment of promissory notes	(203,225)	(1,020,069)	-
Proceeds from issuance of common shares, net	1,460,572	2,973,148	1,910,553
Proceeds from issuance of convertible notes	-	-	1,889,584
Repayments of long-term debt and convertible notes	(934,767)	(10,165)	(152,147)
Proceeds from share subscriptions	21,000	-	-
	1,847,233	3,033,564	6,812,453
Effect on foreign exchange on cash and cash equivalents	-	35,481	70,183
Increase (decrease) in cash and cash equivalents	9,969	(158,006)	20,235
Cash and cash equivalents, beginning of year	21,967	179,973	159,738
Cash and cash equivalents, end of year	$31,936	$21,967	$179,973
Supplemental cash flow information:
Shares issued on conversion of convertible notes	$700,000	$9,527	$4,376,903
Interest paid and penalties	$246,522	$2,855	$3,674
Fair value of agent warrants on share issuance	$-	$20,213	$-
Fair value of warrant extension	$138,462	$122,267	$
Shares issued for product license	$-	$-	$180,000
Shares issued for promissory note interest	$140,553	$-	$58,597

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

1.      Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current plan of operations is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VertiCrop™”) designed to produce vegetables and other plant crops.

On June 22, 2009 the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.  All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2011 the Company had not yet achieved profitable operations, has an accumulated deficit of $55,348,725 (2010 - $48,894,273) has a working capital deficiency of $2,035,992 (2010 - $3,834,047) and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. As at March 31, the Company does not have sufficient cash on hand to fund its operations for the next twelve months.

Subsequent to the year end the Company closed a third private placement tranche with gross proceeds of $155,889. In addition, the Company closed a bridge loan with a third party in the amount of $700,000. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company has also enacted on its plan to wind down its UK subsidiary.

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements. However, there can be no assurance that the Company will be successful in its future financing attempts.

All amounts are stated in United States dollars unless otherwise noted.

2.      Significant Accounting Policies

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in United States dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of the financial statements necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.      Significant Accounting Policies (continued)

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and its wholly owned, integrated subsidiary Valcent (EU) Eastern Europe located in Poland and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s 50% proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture until its dissolution, as described in Note 5.

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

(d) Inventories

The Company records inventories at the lower of cost or net realizable value. Cost includes the allocation of fixed overhead.  Any previous write-downs are required to be reversed when the value of the inventory increases.  The amount of the reversal is limited to the amount of the original write-down. There were no reversals of write-downs recognized during the year presented in these consolidated financial statements.  The Company did not have any inventory at hand for its year ended March 31, 2011 (2010 - $11,578).

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.      Significant Accounting Policies (continued)

(e) Property and equipment and assets held for sale

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 and 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured in accordance with the Company’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, or deferred tax assets, which continue to be measured in accordance with the Company’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

(f) Foreign currency transactions and translation

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

Effective for the year ended March 31, 2011, the Company presents its financial statements in United States dollars. (Note 2(p))All consolidated assets and liabilities have been translated into United States dollars using the exchange rate at the balance sheet dates, while income and expense items have been translated using the prevailing average exchange rate for the period.  Gains and losses arising from the re-measurement of transactions to the functional currency are included in operations for the year.

(g) Use of estimates

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.           Significant Accounting Policies (continued)

(h) Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments totaling 49,318,857 (2010 – 16,717,247; 2009 – 31,676,734) that would be anti-dilutive.

(i) Stock-based compensation

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

(j) Income taxes

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

(k) Non-monetary consideration

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.      Significant Accounting Policies (continued)

(l) Financial instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income. See Note 13 for classification the Company’s financial instruments.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(m) Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized, and is measured as the excess of the carrying amount of the asset and its fair value. During the year ended March 31, 2011 management determined that they would impair $250,748 of the Company’s long-lived assets as at March 31, 2011 (2010 - $nil; 2009 - $443,657).

(n) Revenue recognition

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

(o) Accounting for embedded derivative

Current accounting principles requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as conversion features, warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement each period at their fair value with the changes in the fair value each period charged or credited to the statement of operations. Conversion features and other equity instruments with such provisions may no longer be recorded to equity. In estimating the appropriate fair value, the Company uses valuation models such as the Black-Scholes and Binomial option pricing model depending in the different features within the equity instrument.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.      Significant Accounting Policies (continued)

(p) Measurement and Reporting Currency

Items included in the consolidated financial statements of each entity in the Company are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the “functional currency”).

The Company’s reporting currency is the United States dollar. (See below for discussion of the change in the Company’s functional currency as at April 1, 2009 and the change in reporting currency as at April 1, 2010.)

The consolidated financial statements of the entities that are determined to be integrated foreign operations have been translated into United States dollars by translating foreign currency denominated monetary assets and liabilities, at rates of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates and revenues and expenses at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations.

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

Effective April 1, 2010, the Company decided to report its consolidated financial statements in United States dollars for shareholder and investor relations purposes as the Company’s shares are currently quoted on an exchange in the United States in United States dollars. Consolidated financial statements for the prior periods have been translated from CAD presentation to USD presentation using the current rate method.  Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance sheet dates, while shareholders’ equity has been translated using the historical exchange rates at the dates of the corresponding transactions.  The consolidated statements of operations and deficit and consolidated statements of cash flows have been translated using the prevailing average exchange rates for the periods.  Any resulting exchange rate differences due to this translation are included in shareholders’ equity as accumulated other comprehensive income.  All comparative financial information being presented has been restated to reflect the Company’s consolidated financial statements as if they have been historically reported in USD and the effect on the consolidated financial statements resulted in an accumulated other comprehensive income (AOCI) adjustment of $1,948,828 as at April 1, 2008 and a period foreign exchange adjustment on change in reporting currency in connection with a reporting currency other than the functional currency for the year ended March 31, 2009 of $52,219, resulting in a final consolidated accumulated other comprehensive income of $1,896,609. As the functional currency and reporting currency are the same for the years ended March 31, 2010 and March 31, 2011, there were no further foreign exchange adjustments in AOCI.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

(q) Future accounting and reporting changes

International Financial Reporting Standards (“IFRS”)

In February 2008, The CICA Accounting Standards Board ("AcSB") confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that is expected to materially affect the Company's reported financial position and results of operations. The Company is completing its assessment with respect to the adoption of IFRS for 2011 for its first interim financial statements for the period ended June 30, 2011.

3.	Property and Equipment

	2011
	Cost	Accumulated Amortization	Net Book Value

Building	$327,146	$327,146	$-
Equipment	616,709	491,135	125,574
Computer equipment	152,149	152,149	-
Furniture and fixtures	84,886	84,886	-
Automobiles	42,788	31,038	11,750
Leasehold improvements	186,828	186,828	-
	$1,410,506	$1,273,182	$137,324

	2010
	Cost	Accumulated Amortization	Net Book Value

Land (a)	$245,485	$-	$245,485
Building (a)	648,413	444,582	203,831
Equipment	616,709	273,656	343,053
Computer equipment	152,149	132,515	19,634
Furniture and fixtures	84,886	59,675	25,210
Automobiles	42,788	17,266	25,522
Leasehold improvements	186,828	51,968	134,860
	$1,977,258	$978,662	$997,596

(a)
During the year ended March 31, 2011, the Company decided to sell its property in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2011, assets held for sale totalled $433,254. (Land $245,485 and Building $ 187,769)

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

3.	Property and Equipment (continued)

During the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,748, being the carrying value of those assets to the consolidated statement of operations. (2010 - $nil). This write-down is included in accumulated amortization as at March 31, 2011 in the table above.

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare Systems and Dust Wolf products and determined that certain equipment used for development of those products had no continuing value to the Company and therefore wrote down the carrying value of those assets of $443,657, being the carrying value of those assets to the consolidated statement of operations. This write-down is included in accumulated amortization as at March 31, 2009.

4.      Product License and Technology Purchase

Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop™ vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2011, $192,000 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum.

Subsequent to March 31, 2011, the Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved VertiCrop™ technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

5.	Vertigro Joint Venture

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The main elements from VAT included in the financial statements are accounts payable of                   $44,029 (2010 - $44,029) and expenses of $ nil (2010 - $44,723; 2009 - $1,099,148).  There were no assets in VAT as at March 31, 2011 and 2010.

During the year ended March 31, 2010, the Company had a receivable due from Global Green in the amount of $657,641. The Company wrote off this receivable as at March 31, 2010 due to collection uncertainty. During the year ending March 31, 2011 the Company recovered $4,100 of this receivable and has included this amount against other bad debts as a recovery in the consolidated statement of operations.

6.	Inventories

As at March 31, 2011, the Company had no inventory (2010 - $11,578).  Inventories in prior years consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line.

During the year ending March 31, 2009, the Company discontinued product development relating to its Nova Skincare System and Dust Wolf products and any inventory related thereto amounting to raw materials of $287,525, and finished goods inventory of $273,222 were expensed to product development.

7.      Convertible Notes

Convertible note continuity:

Date of Issue	Balance March 31, 2010	Issued Principal & Transfers	Equity Portion	Derivative Liability Portion, net	Accretion, Interest or Penalty	Conversion/ Repayments	Balance March 31, 2011
Dec 2009 (a)	$1,938,305	$10,000	$-	$(567,000)	$286,083	$(1,667,388)	$-
Feb 2010 (b)	-	51,020	(5,496)	-	6,174	-	51,698
	$1,938,305	$61,020	$(5,496)	$(567,000)	$292,257	$(1,667,388)	$51,698

Date of Issue	Balance March 31, 2009	Issued Principal & Transfers	Derivative Liability Portion	Accretion, Interest or Penalty	Conversion/ Repayments	Balance March 31, 2010
September 2007 (c)	$8,902	$-	$-	$-	$(8,902)	$-
July 2009 (Note 8(b)(vi)	-	179,478	-	3,777	(183,255)	-
Dec 2009 (a)	-	1,323,000	567,000	58,305	(10,000)	1,938,305
	$8,902	$1,502,478	$567,000	$62,082	$(202,157)	$1,938,305

7.      Convertible Notes (continued)

(a)	$2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000 with four investors, one of which was the Company’s then Chief Financial Officer. The debt was convertible into common shares at the lesser of $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants were exercisable at $9.90 and permitted the holder to purchase 264,506 common shares. The redeemable warrants were exercisable at $13.50 and permitted the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and $160,000 in cash as transaction costs. The warrants carried a term of five years from the date of closing of the financing. The redeemable warrants could be redeemed by the Company at a price of $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including $524,884 in prepayment penalty, $260,160 in original issuer discounts, and $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of $250,000 face value of the original note into 312,500 common shares of the Company.

The Company recorded a loss on settlement of debt of $770,293 as at March 31, 2009 due to a modification of the original debt terms.

The terms of the remaining $1,323,000 convertible promissory notes included the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and thus default provisions applied.

•
If prior to March 31, 2010, the Company issued common shares at a price less than the valuation of the shares issued to each note holder, the Company would issue to each note holder additional common shares based on the lower valuation.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

7.      Convertible Notes (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represented an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature was recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded was based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,305 included an embedded derivative liability in the amount of $567,000 as at March 31, 2010 with charge to interest, accretion and fees in the statement of operations.

During the year ended March 31, 2010, 21,704 common shares were issued to the note holders on conversion of $10,000 per the conversion feature. These shares were subsequently returned to treasury by a note holder in 2011 and the $10,000 re-established back into the outstanding principal because of the Company’s declining share price.

There were no transaction costs to be allocated between the embedded derivative and debt host contract.

The Company accrued interest of $39,571 for the period from April 1, 2010 to May 31, 2010.  During the same period the Company paid $32,622 of accrued interest by issuing 135,925 common shares of the Company. (Note 8(b)).

On May 31, 2010, a third party purchased from the existing convertible note holders, $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000.

The third party and the Company agreed the $700,000 promissory note could be converted at a conversion rate of $0.20 per common share.

In return for finding the third party and arranging the conversion of the $700,000 debt acquired by        the third party at $0.20, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a finder fee. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to investor relations in the consolidated statement of operations. (Note 8(e)).

On June 15, 2010, the Company issued 3,500,000 common shares at a conversion rate of $0.20 per common share,

On September 15, 2010, the Company issued 500,000 shares on a prorated ownership basis to the original convertible note holders as a penalty to extend the maturity term of these notes until September 30, 2010 and to increase the rate of default interest from 18% to 30%. The fair value shares were valued at $0.12, being the fair value of the shares on the date of transaction and $60,000 was charged to interest, accretion and fees in consolidated statement of operations.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

7.      Convertible Notes (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

On December 31, 2010, the Company agreed to pay the original convertible note holders a penalty for delays in negotiating the final repayment of the fully matured outstanding principal and interest in the amount of $104,653. This amount was charged to interest, accretion and fees in the consolidated statement of operations.

On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties accrued during the year ended March 31, 2011 in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had no further claims over the assets of the Company.

As part of the original debt agreement, the original convertible noteholders’ warrants were subject to a reset provision in the event the Company closed an equity offering at a price lower than the original exercise price on the warrants. Under the reset provision, the noteholders had a right to the issuance of 29,360,166 additional warrants at an exercise price of $0.15 expiring under the original July 2013 expiry date. The Company and the convertible note holders agreed to remove the reset provision on the warrants and amend the issuance of warrants to be limited to 4,047,686 warrants for a two-year period ending January 14, 2013. The fair value of the additional warrants of $445,650 was included in the final determination of the gain on settlement of debt in the consolidated statement of operations. (Note 8(e)(iii))

The de-recognition of the derivative liability component in connection with this convertible note was charged to gain on settlement of debt in the consolidated statement of operations.

The following are continuity schedules for the convertible debt and derivative liability and further details of gain on settlement of debt associated with the final settlement:

 Convertible Note
March 31, 2010, opening balance (interest and principal)	$1,371,305
Fair value of returned common shares	10,000
June 15, 2010, partial settlement	(700,000)
Accrued interest and settlement penalty fees	286,083
Interest paid by issuance of 135,925 shares	(32,622)
February 2011, final settlement	(934,766)
March 31, 2011, ending balance	$-

 Derivative Liability
March 31, 2010, opening balance	$567,000
De-recognition during the year	(567,000)
March 31, 2011, ending balance	$-

 Gain on Settlement of Debt
De-recognition of derivative liability	$(567,000)
Fair value of additional warrants issued (Note 8(e)(iii))	445,650

Gain on settlement of debt	$(121,350)

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

7.      Convertible Notes (continued)

(b)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

(c)	$391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of $23,460 was incurred during the year ended March 31, 2008 and recorded to interest, accretion and fees.

The Company repaid $7,500 of principal and $1,402 in interest during the year ended March 31, 2010.

8.      Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus
Balance, as at March 31, 2008	2,459,636	$14,790,708	$3,714,486

Private placement, net of share issue costs (x)	180,703	1,738,657	-
Shares issued for promissory note interest (xi)	5,555	58,597	-
Issued for consulting services (xii)	35,776	345,094	-
Issued for technology license (xiii)	16,667	180,000	-
Conversion of convertible notes (xiv)	289,344	1,597,609	-
Warrants exercised (xv)	21,296	191,664	-
Reallocation upon exercise of warrants	-	64,459	(64,459)
Reclassification from equity portion on conversion of convertible notes	-	547,206	-
Reclassification from equity portion on repayment of convertible notes	-	-	21,067
Issuance of warrants on convertible debentures	-	-	754,478
Warrant modifications (e)	-	-	157,530
Stock-based compensation (d)	-	-	226,687
Balance, as at March 31, 2009	3,008,977	$19,513,994	$4,809,789

Issued for cash:
Private placements, net of share issue costs (vi)	19,040,193	3,123,466	41,337
Less: issue costs – cash	-	(219,105)	-
issue costs – warrants	-	(20,077)	20,077
Issued for investor relations services (ix)	250,000	126,300	-
Issued for consulting services (ix)	25,000	16,167	-
Shares issued for debt settlements (vii)	29,516,955	13,614,973	-
Conversion of convertible notes (viii)	334,204	260,000	-
Reclassification from equity portion on conversion of convertible notes	-	2,726,010	-
Reclassification from equity portion on repayment of convertible notes	-	-	3,973
Stock-based compensation (d)	-	-	18,310
Warrant modification (e)	-	(130,171)	130,171
Balance, as at March 31, 2010	52,175,329	$39,011,557	$5,023,657

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(b)	Issued and outstanding: (continued)
	Number of Shares	Amount	Contributed Surplus
Balance, as at March 31, 2010	52,175,329	$39,011,557	$5,023,657

Private placement, net of share issue cost (i)	10,192,365	1,451,558	-
Issued for settlement of debt (ii)	15,636,656	2,345,498	-
Issued for investor relations services (iii)	600,000	144,000	-
Issued for consulting services (iv)	500,000	120,000	-
Issued as payment of interest (Note 7(a))	135,925	32,622	-
Issued for extension on convertible notes (Note 7(a))	500,000	60,000	-
Conversion of convertible notes (Note 7(a))	3,500,000	700,000	-
Return of shares to treasury (Note 7(a))	(21,704)	(10,000)
For contributed services (v)	-	-	126,000
Fair value of options (i)	-	-	752,462
Stock-based compensation (d)	-	-	215,510
Fair value of warrants issued (e)	-	-	513,179
Warrant modification (e)	-	(46,618)	138,462

Balance, as at March 31, 2011	83,218,571	$43,808,617	$6,769,270

During the year ending March 31, 2011, the Company:

(i)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and a related party. The PP Agreement included a commitment to the Company along with provisions for the new management group to further the development and marketability of the VertCrop™ vertical plant technology and for the third party to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price of the shares at the time the shares were earned and charged to stock–based compensation. In addition under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares.

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(b)	Issued and outstanding: (continued)

At March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011  by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of operations. These options will continue to be re-measured until the grant and terms have been approved by the Board.

Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as a finder’s fee and $4,797 as legal fees.

As at March 31, 2011, the Company had not collected $68,000 in respect to share subscriptions for this private placement and was recorded in receivables. Subsequent to March 31, 2011, these funds were collected. This is a non-cash transaction in the consolidated statement of cash flows.

(ii)
The Company entered into a series of debt settlement agreements whereby it agreed to issue common units in settlement of certain promissory notes, accounts payable and related party amounts owing at the same terms as the private placement offering. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit, being the fair value of the units at the date of the settlement. (Note 10) Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. Ninety percent of the common shares are subject to a twelve month lock up agreement whereby, 30% will be released on September 30, 2011 and 30% each quarter thereafter.

(iii) Issued the following common shares for investor relations services:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of shares on the date of issuance; and
•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value of shares on the date of issuance.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(b)	Issued and outstanding: (continued)

(iv) Issued the following common shares for consulting services in respect of product development:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance;

(v)	For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares issuable to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares were issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate fair value of $126,000. During the current year, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

During the year ended March 31, 2010, the Company:

(vi)
Issued 16,303,562 units pursuant to the conversion of $2,000,000 in subscription advances and interest of $24,582.  Each unit is comprised of one common share and one third of one share purchase warrant entitling the holder thereof to purchase 5,434,521 common shares at an exercise price of $0.45 per share until July 17, 2010.  A value of $20,923 was allocated to the warrants under the residual method.

Issued 458,139 units pursuant to the conversion of $179,478 in convertible notes and interest of $3,777 (Note 7). Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of $0.60 per share until July 17, 2011.  A value of $1,764 was allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of $0.40 per common share for gross proceeds of $906,966. Included in the private placements value is $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $8,292 was allocated to the warrants under the residual method.

The Company closed a further private placement of $50,000 and issued 125,000 units at a price of $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of $0.40 until February 15, 2012.  A value of $10,358 was allocated to the warrants under the residual method.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(b)	Issued and outstanding: (continued)

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $219,105 in cash and issued 35,000 finder’s warrants.    The fair value of $20,077 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life  – 2.0 years; expected volatility  – 80%; and expected dividends – nil.

(vii)
In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing (Note 10) certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of $13,614,973 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009 (after allowing for consolidation rounding). Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(viii)
Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for $10,000 face value of the reverted note.

(ix)	Issued the following common shares for consulting services and investor relations:

•	275,000 common shares at an aggregate fair value of $142,467 being the fair value of shares on the date of issuance;

During the year ended March 31, 2009, the Company:

(x)
Completed a private placement of units whereby a total of 180,703 units were issued at $10.80 per unit for gross proceeds of $1,951,600. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US $13.50 to purchase an additional common share of the Company. Share issuance cost in connection with this placement was $212,943;

(xi)	Issued 5,555 common shares in connection with interest charges regarding a promissory note at fair value of $58,597;

(xii)	Issued the following common shares for consulting services:

•	23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of $285,000;

•	7,443 common shares for services rendered under a public relations agreement at a fair value of $43,594;

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(b)	Issued and outstanding: (continued)

•	5,000 common shares for services rendered under an internet services contract at a fair value of $16,500.

(xiii)	Issued 16,667 common shares valued at $180,000 to Pagic relating to the Technology License (Note 4);

(xiv)	Issued 289,344 common shares upon conversion of $1,597,609 of convertible note principal, interest and penalties to convertible debenture holders;

(xv)	Issued 21,296 common shares upon the exercise of 21,296 warrants at $9.00 per share for proceeds of $191,664.

(c)	Commitment to Issue Shares

At March 31, 2011, commitment to issue shares included the following

•	300,000 common shares to be issued in connection with a financial consulting services agreement for investor relations services at an aggregate fair value of $51,750;* (Note 11)

•	150,000 common shares to be issued in connection with consulting services agreement for internet and marketing services at an aggregate fair value of $22,001;* (Note 11)

•	6,647,195 common shares to be issued in connection with a private placement agreement for new management services at an aggregate fair value of $1,308,569;* (Note 8(b)(i)) and

•
140,000 units to be issued at $0.15 per unit in connection with the private placement offering that was closed subsequent to the year end (Note 18) in the amount of $21,000 being equal to the closing stock price on the date the shares were to be issued.

* The aggregate value of these committed common shares was calculated by using the closing stock price on the date the share commitment was earned.

During the year ended March 31, 2009, and in conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes. An aggregate of $13,614,973 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009. Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010. The Company valued the restricted shares on issuance to reflect the 7 month holding period and the large share issuance of the Company.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(c)	Commitment to Issue Shares (continued)

The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 999,747 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of $0.02 per share pre-consolidation ($0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the years ended March 31, 2011, 2010 and 2009:

	Number of Options	Weighted Average Ex Price
Options outstanding and exercisable, March 31, 2008	330,000	$11.34
Granted	24,444	9.90
Forfeited	(58,611)	11.24
Cancelled	(295,833)	11.16
Options outstanding and exercisable, March 31, 2009	-	-
Granted	100,000	0.30
Options outstanding and exercisable, March 31, 2010	100,000	0.30
Granted	2,050,000	0.23
Cancelled	(100,000)	0.30
Options outstanding and exercisable, March 31, 2011	2,050,000	$0.23
Committed to grant (Note 8(b)(i))	6,674,195	0.15
Options outstanding, March 31, 2011	8,724,195	$0.18

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(d)	Stock options (continued)

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives.

During the year ended March 31, 2011, the weighted average fair value of stock options granted of $0.13 per option (2010 - $0.30; 2009 - $nil) was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.95% to 2.9%; expected life – 5 to 8 years ; expected volatility – 100%; and expected dividends – nil.  During the year ended March 31, 2011, the Company recorded stock-based compensation expense of $215,510 on these options.

During the year ended March 31, 2010, the weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 5.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded stock-based compensation expense of $18,310.

During the year ended March 31, 2009, 24,444 stock options were granted to directors, officers, employees and consultants.  The fair value of these stock options is recognized as a stock-based compensation expense over the vesting period of the options. The total fair value of these stock options was calculated at $105,743, all of which was recognized as stock-based compensation during the year ended March 31, 2009. Stock-based compensation expense included $120,944 for the fair value of options granted in fiscal 2008, which vested in fiscal 2009.

As at March 31, 2011, the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Options

June 1, 2018	$0.25	1,500,000
July 31, 2018	$0.25	250,000
November 30, 2018	$0.10	300,000
March 31, 2016	$0.15	6,674,195

Total		8,724,195

As at March 31, 2011, the weighted average life of outstanding exercisable stock options was 5.70 years.

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2011, 2010 and 2009:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(e)	Warrants (continued)

	Number of Warrants	Weighted Average Price
Warrants outstanding and exercisable, March 31, 2008	875,126	$13.32
Granted	581,869	11.62
Exercised	(21,296)	9.00
Expired	(286,183)	9.66
Warrants outstanding and exercisable, March 31, 2009	1,149,516	12.38
Granted	8,289,485	0.50
Exercised	(625,801)	13.30
Warrants outstanding and exercisable, March 31, 2010	8,813,200	0.63
Granted	20,509,092	0.22
Cancelled	(90,354)	13.50
Warrants outstanding and exercisable, March 31, 2011	29,231,938	$0.33

As at March 31, 2011, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 17, 2011	$0.45	5,434,521	i
July 17, 2011	$0.60	458,139	ii
October 26, 2011	$0.60	753,492
October 27, 2011	$0.60	535,000
November 18, 2011	$0.60	100,000
December 2, 2011	$0.60	712,500
December 30, 2011	$0.60	87,500
February 16, 2012	$0.60	208,333
May 31, 2012	$0.30	875,000	v
January 14, 2013	$0.15	4,444,444	iii
February 18, 2013	$0.25	4,776,183
April 01, 2013	$0.25	7,818,328
March 31, 2013	$0.25	320,000
July 16, 1013	$0.15	2,708,498	iv

Total		29,231,938

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(e)	Warrants (continued)

(i)
On July 17, 2010, the Company amended the terms of these warrants issued previously as part of a private placement.  The original expiration date of July 17, 2010 was extended to July 17, 2011. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.6%; expected life – 1 year ; expected volatility – 100%; and expected dividends – nil. The warrant extensions resulted in additional compensation expense of $91,843 which was charged to stock-based compensation as the holder of these warrants is a significant shareholder of the Company, with a corresponding credit to contributed surplus.  These warrants have expired unexercised.

(ii)	Subsequent to year end, warrants expired un-exercised

(iii)
As part of the final negotiation with the July 2008 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.75%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to gain on settlement of debt with a corresponding credit to contributed surplus. As for the price reduction the Company recorded a warrant modification of $46,619. (Note 7(a))

(iv)
On February 18, 2011, the Company issued units of securities at $0.15 causing an increase of certain warrants to an agent from 36,601 to 2,708,497 warrants and a reset in the exercise price of the currently held 36,601 warrants from $0.40 to $0.15.

(v)
875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a fee for arranging a finance transaction. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of operations.

(vi)
On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to $0.40 from 288,907 warrants at $9.90 and 144,454 warrants at $12.60. The weighted average fair value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 4.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded warrant modification of $130,171.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

8.      Share Capital (continued)

(e)	Warrants (continued)

(vii)
On July 15, 2008, the Company amended the terms of certain warrants issued previously as part       of various private placements. 77,444 warrants exercisable at US$7.20 to US$18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $157,530 which was charged to expenses with a corresponding credit to contributed surplus. These warrants have expired unexercised.

9.    Product Development Costs

As the Company is in the development stage, discontinued product sales and test sales are credited to development costs.  During the year ended March 31, 2011, the Company had discontinued product sales of $ 17,699 (2010 - $26,650; 2009 - $190,972) related to Tomorrow Garden products.

10.  Related Party Transactions

During the years ended March 31, 2011, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2011	2010	2009
Product development	$400,944	$361,684	$1,147,061
Interest, accretion and fees	258,769	99,235	-
Professional fees	20,000	-	31,234
Rent	2,349	23,048	32,890
	$682,062	$483,967	$1,211,285

At March 31, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were due on demand, non-interest bearing and had no specific terms of repayment.

At March 31, 2011, promissory notes payable of $558,212 (2010 - $983,317) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company (Note 12).

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the years ended March 31, 2011 and 2010 (Note 4) and recorded the payments in product development.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

10.  Related Party Transactions (continued)

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued were valued at $0.42 per share for an aggregate value of $126,000 and were recorded to the product development cost (Note 8(c))

During the year ended March 31, 2011 there were no cash issue costs charged by beneficial owners of more than 5% of the Company’s common shares. (2010 - $190,787) (2009 -$nil)

During the year ended March 31, 2011, the Company settled debt of $1,838,687 with directors and/or beneficial owners of more than 5% of the Company’s common shares by issuing 12,257,911 common shares. See Note 8(b)(ii).

During the year ended March 31, 2010, the Company settled commitments to issue shares of $7,509,342 by issuing 17,655,556 common shares. (Note 8(b)(viii))

11. Commitments & Contingencies

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of approximately $27,000 (GB£12,550). The Company also entered into an investors relations and IT and marketing agreements in the year that extended beyond the year ended March 31, 2011.

The Company entered into an agreement with a non-related party for investor relations services for a one year term, $3,000CDN a month and 300,000 common shares which were earned but not yet issued during the year. (Note 8(c)). The agreement can be cancelled with a 30 day notification.

The Company entered into an agreement with a non-related party for internet marketing services for a one year term, $1,500CDN a month and 50,000 common shares every quarter until June 2011. The agreement can be cancelled with a 30 day notification. Subsequent to year end the remaining 50,000 common shares were earned under the agreement.

The combined commitments as at March 31, 2011 are as follows:
	Shares	Amount
2012	50,000	$85,108
2013	-	80,481
2014	-	80,481
2015	-	80,481
Thereafter	-	118,206
	50,000	$444,757

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Subsequent to year end, Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at March 31, 2011.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

12. Promissory Notes Payable

As at March 31, 2011 and 2010, promissory notes payable consisted of the following due to related and third party lenders:

	2011	2010
8% and 10% simple interest, unsecured, due on demand (a)	$558,212	$983,461
8% simple interest, unsecured, due Feb 15, 2012 (Note 7(b)) & (b)	-	50,376
	$558,212	$1,033,837

(a)
The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company. Total interest accrued, during the year ended March 31, 2011 was $162,205 (2010 - $25,970)

(b)
On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal could be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. During the year ended March 31, 2011, the Company accrued $4,520 (2010 – $520) in interest on the principal balance of promissory note.

(c)	During the year ended March 31, 2010, a promissory note due on December 31, 2009 was not repaid and, pursuant to the original July 2008 agreement, became a convertible note (Note 7(a)).

13. Financial Instruments

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

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

13.Financial Instruments (continued)

As at March 31, 2011 there no such instruments and no assets or liabilities were transferred from one level to another in the hierarchy during the year ended March 31, 2011.

As at March 31, 2010

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative liability	$-	$567,000	$-	$567,000

There are no assets or liabilities transferred from one level to another in the hierarchy during the year ended March 31, 2010.

The Company’s embedded derivative liability, included within convertible notes (Note 7(a)) was classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

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

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to receivables as the majority of the amount is due from a joint venture partner. The receivable from the joint venture partner was fully provided for at March 31, 2010. Management periodically assesses the recoverability of the accounts receivables at a detailed level to mitigate the credit risk.

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the United States dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables, accounts payable, promissory notes payable and convertible notes denominated in British pounds and Canadian dollars as follows:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

13.Financial Instruments (continued)

Foreign Exchange Risk (continued)

	Canadian dollars	US Dollars	British Pounds	US Dollars
Cash and cash equivalents	$3,492	$3,591	$1,714	$2,747
Accounts payable and accrued liabilities	$1,008,391	$1,036,928	$146,413	$234,729
Due to related parties	$210,734	$216,698
Promissory notes payable	$11,074	$11,388

A 10% change in the US dollar to the Canadian dollar and British Pound exchange rate at March 31,2011 would have an effect on net loss of approximately +/- $150,000 respect of the above financial instruments.  Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary for items exposed to foreign exchange risk.

Liquidity Risk

The following are the contractual maturities of financial liabilities at March 31, 2011:

	Total	1-12 Months	1-2 Years	Thereafter
Accounts payable	$1,601,161	$1,601,161	-	-
Promissory notes payable	$558,212	$558,212	-	-
Due to related parties	$255,378	$255,378	-	-
Convertible notes	$51,698	$51,698	-	-

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the development and commercialization of its VertiCrop™ product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

14. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products.  The Company relies mainly on equity and debt instrument issuances to raise new capital.  In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt.  Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations.  Management reviews the Company’s capital management policy regularly. The Company’s investment policy is to invest its excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs, fund research and development programs, meet trade payables and debt obligations in the short term. The Company will only be able to continue to develop its products with additional equity or debt instrument financing. There has been no change in the Company’s approach to capital management during the year ended March 31, 2011.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

15. Changes in Non-Cash Working Capital Items

	2011	2010	2009
Receivables	$(103,421)	$144,575	$(304,194)
Prepaid expenses	6,535	(2,840)	1,754,884
Inventories	11,578	20,657	507,375
Accounts payable and accrued liabilities	1,105,170	307,204	4,559
	$1,019,862	$469,596	$1,962,624

16. Income Taxes

No provision for Canadian, U.S. or UK federal, provincial, or state income taxes has been recorded. The Company is in arrears on filing its statutory income tax returns and is therefore unable to practicably determine the amount of its loss carry forwards at this time. The Company has estimated a contingent liability of approximately $150,000 in connection with possible late filing penalties and interest and has not recorded this liability in the financial statements as the likelihood threshold of this future event has not been met.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended March 31, 2011, 2010 and 2009. As at March 31, 2011, the Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income. Future income tax assets as of March 31, 2011, 2010 and 2009 consist primarily of the tax effect of net operating loss carry forwards.

The Company has provided a full valuation allowance on the future income tax assets as of March 31, 2011, 2010 and 2009  to reduce such future income tax assets to zero, as it is management’s belief that realization of such amounts is not considered more likely than not.

In the ordinary course of business the Company transacts in multiple foreign jurisdictions and is subject to the tax regime of each foreign jurisdiction. The Company records tax contingencies for specific transaction when it determines that the likelihood of an unfavorable outcome is likely and the loss is reasonably estimable. Management currently believes that the Company is not exposed to tax contingencies that could have a material impact on the liquidity results of operations or financial condition of the Company. As at March 31, 2011, the Company has not recorded an accrual for any tax contingencies.

17. Segmented Information

The Company operates in one industry segment being the research, product development  sectors. The Company’s segment comprises of three geographic locations with revenue during all years reported of $nil.

	United States	United Kingdom	Canada
Property and equipment, 2010	$490,034	$507,562	$-
Property and equipment, 2011	$433,254	$137,324	$-

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

18. Subsequent Events

•
On June 8, 2011, the Company closed a third private placement tranche and issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,889. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.

•
On July 14, 2011, the Company entered into a Letter of Understanding with Chris Bradford, the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 shares or options in the Company which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

•
On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty.

•
On August 10, 2011, the Company received a Cease Trade Order from the British Columbia Securities Commission for failure to file its comparative annual financial statement for the fiscal year end March 31, 2011, its Management Discussion and Analysis for the period ended March 31, 2011 and its Annual Information Form for the same period. The order will be lifted upon filing the required information and an Executive Director’s order revoking the cease trade order.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.           Generally Accepted Accounting Principles in Canada and the United States

Reconciliation of Net Loss under Canadian GAAP to US GAAP:

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

	2011	2010	2009
Net loss under Canadian GAAP	6,454,452	6,287,047	15,536,062
Add (deduct):
Interest, accretion and fee (a4)(a5)	2,785,000	1,893,042	(1,222,589)
Debt issue costs (b)	-	30,012	84,827
Gain on settlement of debt (a1)	(807,774)	-	(794,107)
Share settlement expense (a2)	-	595,282	-
Debt conversion expense (h)	-	3,826,133	-
Fair value of warrant on reset (a5)	197,760	-	-
Change in fair value of derivative liability (a5)(a3)	(22,160)	(141,915)	-
Foreign exchange (gain) loss		-	(548,849)
Net loss under US GAAP	8,607,278	12,489,601	13,055,344
Foreign currency translation per Canadian GAAP	-	-	52,219
Foreign currency impact of derivative liability per US GAAP (a3)	-	(323,422)	-
Comprehensive loss under US GAAP	8,607,278	12,166,179	13,107,563
Loss per share under US GAAP – basic and diluted	0.15	0.29	4.70
Weighted average number of shares	57,331,417	42,354,279	2,782,287

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2011	2010
Total assets under Canadian GAAP and US GAAP	$1,001,036	$1,261,497

Total liabilities under Canadian GAAP	$2,466,449	$4,097,947
Adjustments:
Derivative liability arising under US GAAP (a5)(a3)	175,600	1,374,774
Contractual options not issued (a6)	752,462
Reverse derivative liability under CDN GAAP (a3)	-	(560,727)
Total liabilities under US GAAP	$3,394,511	$4,911,994

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.           Generally Accepted Accounting Principles in Canada and the United States (continued)

Total shareholders’ equity (deficiency) under CDN GAAP	$(1,465,413)	$(2,836,450)
Adjustments:
Cumulative adjustment (a3)	-	(1,870,194)
Contractual options not issued (a6)	(752,462)
Derivative liability, including foreign exchange (a5)(a3)	(175,600)	1,056,147
Total shareholders’ equity (deficiency) under US GAAP	(2,393,475)	(3,650,497)
Total liabilities and shareholders’ equity (deficiency) under US GAAP	$1,001,036	$1,231,497

(a)	Convertible Notes

Under Canadian GAAP, the convertible notes were assessed based on the substance of the contractual arrangement in determining whether they contained an equity component. As a result of this assessment, the embedded conversion feature on the July 2009 convertible note (Note 7(a)) was recorded as a liability because settlement of the conversion feature was based on issuing a variable number of shares.

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

A1- Under US GAAP, for the year ended March 31, 2011, the derivative liability of $1,374,774 was fully de-recognized in connection with the repayment and settlement of the July 2008 convertible note (Note 7(a)), resulting in a reconciling difference of $807,774 between gain in settlement of debt in net loss under Canadian GAAP to US GAAP.

A2- Under US GAAP, for the year ended March 31, 2010, the settlement of convertible debt pursuant of $595,282 has been recognized in the Company’s reconciliation of share settlement expense in net loss under Canadian GAAP to US GAAP.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(a)	Convertible Notes (continued)

A3- Under US GAAP and in accordance with adoption of ASC 815-40-15 (see Note 19(i)(VI)),  the Company’s outstanding convertible notes include an embedded conversion option that, prior to the adoption of this accounting policy, were not accounted for as derivative liabilities. Effective April 1, 2009, these conversion options met the criteria of a derivative instrument liability because the terms of the promissory notes require that the conversion price be adjusted in certain circumstances that do not meet the “fixed-for-fixed” criteria in ASC 815-40-15-5.  As a result, the Company is now required to separately account for the embedded conversion option as a derivative instrument liability, carried at fair value and marked-to-market each period, with changes in the fair value each period charged or credited to income. The discount resulting from separating the embedded conversion feature is accreted via a charge to income using the effective interest method over the term of the debt.

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

The cumulative effect of this change in accounting principle of $1,870,194 has been recognized as an increase of the opening balance of shareholders’ deficiency as of April 1, 2009, with corresponding adjustments at April 1, 2009 to recognize a derivative liability under US GAAP of $1,870,194.  During the year ended March 31, 2010, the derivative liability was reduced to $1,374,774 as a result of a change in fair value ($141,915) and for the change in the exchange rate between the Canadian and US dollar ($323,422). The accumulated derivative liability adjustment, including foreign exchange to shareholder deficiency between Canadian GAAP and US GAAP is $1,056,147.

A4-Under Canadian GAAP, warrants which contain reset provisions when issued in financing arrangements are scoped out of derivative fair value accounting.

Under US GAAP, warrants with reset provisions are considered derivative liabilities due to the variability in the number of shares issued. As a result of an equity issuance during the year ended  March 31, 2011, the warrants held by the convertible note holders were reset to a new exercise price of $0.15 and additional warrants were issuable under the contractual terms of the reset provision as an anti-dilutive measure. The convertible note holders were entitled to a total of 29,360,166 warrants but agreed to receive 4,047,686 additional warrants. The reset provision is seen as a distinct element and not a part of the accounting for the agreed upon warrants and as a result $2,785,000 has been recorded as the fair value as an additional charge to net loss under Canadian GAAP to US GAAP. The Company applies the fair value method using Binomial option pricing model in accounting for these warrants as the reset provision on these warrants have been mutually terminated by utilizing exercise price - $0.15; risk-free interest rate – 2.95%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. As at March 31, 2011, the convertible debt was settled in its entirety and the warrants held by the convertible note holders no longer had a derivative component.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(a)	Convertible Notes (continued)

A5- Warrants held by an agent used in the July 2008 convertible debt financing arrangement also contained reset and adjustment provisions. The agent warrants were reset to a new exercise price of $0.15 and additional warrants were issuable under the contractual terms of the reset provision as an anti-dilutive measure. The agent was entitled to a total of 2,709,497 warrants, including the 36,601 warrants originally issued in July 2008. At the time of adoption of ASC 815-40-15, the embedded derivative liability component was trivial and not separately recorded. However, as a result of the equity issuance during the year ended March 31, 2011, the embedded derivative component relating to the agent warrants with a reset and adjustment provision resulted in a reconciling item to net loss in Canadian GAAP to US GAAP of $197,760, and an additional change in fair value derivative of $22,160. This re-measured derivative liability as at March 31, 2011 of $175,600 was recorded also a reconciling item to the liabilities in Canadian GAAP to US GAAP.

A6- The Company is obligated to issue 6,647,195 options under the funding commitment in Note 8(b)(i) and under Canadian GAAP meets the definition of an equity instrument classification. Under US GAAP, the contractual obligation for such instruments not granted was assessed as a liability. A reconciling item of $752,462 was recorded to liabilities from contributed surplus in Canadian GAAP to US GAAP.

(b) Debt Issue Costs

Under Canadian GAAP, an entity may make an accounting policy choice to either defer transaction costs that are directly attributable to the issue of a financial liability classified as other than held for trading or to recognize all transaction costs in net income as incurred. The Company’s accounting policy is to recognize all transaction costs in net income as incurred. Under US GAAP, transaction costs that are directly attributable to the issue of a financial liability are deferred and amortized on a straight-line basis over the life of the financial liability. During the year ended March 31, 2011, debt issue costs of $nil (2010 – $30,012) (2009 – $84,827) was amortized in the statement of operations for US GAAP purposes. There were no debt issue costs remaining to be amortized as at March 31, 2011.

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

There were no assets in the joint venture as at March 31, 2011 and 2010.  The only asset at March 31, 2009 was $812,048 owed from the co-venturer in respect of costs recoverable.  This receivable was written off during the year ended March 31, 2010.

Total liabilities included in these consolidated financial statements in respect of the joint venture consist of accounts payable of approximately $nil (2010 -$45,000).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(c) Proportionate Consolidation

Net loss for the year ended March 31, 2011 was approximately $nil (2010 - $715,000, primarily consisting of the write-off of amounts recoverable from the co-venturer in the amount of $615,000). There were no revenues earned by the joint venture during the years ended March 31, 2011 and 2010.

Statement of Operations presentation

For US GAAP purposes, certain amounts presented as non-operating items under Canadian GAAP would be included in the determination of loss from operations including write-off of receivables (presented as an equity investment loss per US GAAP), loss on settlement of debt (presented as compensation expense per US GAAP) and write-down of property and equipment.

Netting of costs

Under Canadian GAAP, revenues realized during the pre-operating period should be recorded as reduction of the product development expenditure. Under US GAAP, such revenue should be recorded separate from expenses. Such would consist of $nil (2010 - $27,503; 2009 – $208,508) from product development to revenue for US GAAP purposes.

Induced Conversions of Convertible Debt

Under Canadian GAAP, the Company did not recognize a gain or loss on the issuance of shares to settle its outstanding convertible notes as the shares to these debt-holders were issued at fair value.

Under US GAAP, in accordance with the guidance of ASC 470, “Debt with Conversion and Other Options”, the Company recognizes a debt conversion expense to the extent that the fair value of the shares issued to settle outstanding convertible notes exceeds the fair value of the shares that would have been issuable under the original conversion terms of the note. During the year ended March 31, 2010, the Company settled convertible notes for which it recognized a debt conversion expense of $3,826,133 resulting from the settlement price being lower than the contractual conversion price pursuant to the debt agreements. There was no similar inducement during the year ended March 31, 2011.

(d)	Recently Issued Pronouncements

ASU No. 2011-04

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU No. 2011-04) “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flow
(Expressed in US Dollars)
For The Years Ended March 31, 2011, 2010 and 2009

19.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)      Recently Issued Pronouncements (continued)

Requirements in U.S. GAAP. ASU No. 2011-04 amends Topic 820 in two ways. Specifically, some of the amendments clarify how to apply the existing fair value measurement and disclosure requirements, while some of the amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. ASU No. 2011-04 does not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 supersedes much of the guidance in ASC Topic 820, but also clarifies existing guidance and changes certain wording in order to align ASC Topic 820 with IFRS 13. The effective date for ASU 2011-04 is entities for interim and annual periods beginning after December 15, 2011, and should be applied prospectively.

ASU 2010-13 Topic 718

Share based payments and exercise prices denominated in a currency in which the underlying shares trade.

Provides guidance on whether a share-based payment award with an exercise price denominated in a currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which the employee’s pay is denominated. Effective for years and interim periods within those years beginning on/after December 15, 2010.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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

ITEM 19. EXHIBITS - continued

5.1	Subsidiaries of Valcent Products Inc., as of September 30, 2008 incorporated by reference to Exhibit 5.1 on Form 20-F filed October 10, 2008.

5.2	Letter from Smythe Ratcliffe addressed to the SEC stating they agree with the statements as required by Item 16F of Form 20-F. filed July 28, 2011.

5.3
Note Settlement Agreement and Release, as of February 8, 2011 between Valcent Products Inc., Platinum. Long Term Growth IV, LLC, Alpha Capital AG, Osher Capital Partners LLC and George Orr. FILED HEREWITH.

5.4	Amendment to Warrant Agreement as of February 03, 2011 between Valcent Products inc. and Alpha Capital AG. FILED HEREWITH

5.5	Amendment to Warrant Agreement as of February 01, 2011 between Valcent Products inc. and George Orr. FILED HEREWITH

5.6	Amendment to Warrant Agreement as of February 03, 2011 between Valcent Products inc. and Osher capital Partners LLC. FILED HEREWITH

5.7	Amendment to Warrant Agreement as of February 03, 2011 between Valcent Products inc. and Platinum. Long Term Growth IV. FILED HEREWITH

5.8	Private Placement Agreement as of December 14, 2010 between Valcent Product Inc., institute B development Corporation and Timothy Brock. FILED HEREWITH.

5.9	Amendment to Private Placement Agreement as of March 28, 2011 between Valcent Product Inc., institute B development Corporation and Timothy Brock. FILED HEREWITH.

12.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.1	Certification of Chief Financial Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VALCENT PRODUCTS, INC.

Date: September 29, 2011	By:	/s/ Stephen K. Fane
Stephen K. Fane Chief Executive Officer And Director