Form 20-F
period 2012-03-31
ALTERRUS SYSTEMS INC.
filed 2012-08-15
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-30858

ALTERRUS SYSTEMS INC.
(formerly Valcent Products Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

120 Columbia Street, Vancouver, British Columbia V6A 3Z8

(Address of principal executive offices)

John N. Hamilton
120 Columbia Street, Vancouver, B.C. Canada V6A 3Z8
     Phone: (604) 837-2697
Fax: (866) 279-8218

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

94,986,003 common shares, without par value, issued and outstanding at March 31, 2012, and 95,816,003 common shares, without par value, issued and outstanding as of  August  14, 2012.

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

Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non Accelerated filer ☒

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

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

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this Form 20-F describe the Company’s expectations as of March 31, 2012.
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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

The current business activity of Alterrus Systems Inc. (formerly Valcent Products Inc.)  is to focus on the continued development,  marketing and operation of the Company’s High Density Vertical Growth System, “VertiCropTM”.

The VertiCrop™ System is designed to grow vegetables, herbs and other leafy plant crops much more efficiently and with greater food value than in agricultural field conditions. The VertiCrop™ system is enabled by high contribution margins, and by existing market price premiums commanded by year round, locally grown, pesticide, herbicide free produce. The VertiCrop™ system’s small footprint and high yield enable market expansion into previously under addressed urban and near urban marketplaces.

On June 8, 2012, the Company changed its name from Valcent Products Inc. to Alterrus Systems Inc. The common shares began trading under the new name at market open on June 12, 2012. The new trading symbol of the Company is  ASIUF with a new CUSIP number of 02153P105.  The Company’s website is www.alterrus.ca.

As at August 14, 2012, 95,816,003 common shares were issued and outstanding, the Company had 19,271,792 warrants outstanding and 10,873,019 share options outstanding.  In addition, the Company had a commitment to issue 200,000 common shares. (see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Liquidity and Capital Resources).

All amounts are stated in United States dollars unless otherwise noted.

SELECTED FINANCIAL DATA

The selected consolidated financial information set forth below for each of the two years ended March 31, 2012 and 2011, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended March 31, 2012 and 2011 filed as part of this Form 20-F under Item 18. The March 31, 2011 numbers have been restated due to a correction of an error. See Note 22 (c) of the consolidated financial statements. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the said consolidated financial statements and related notes thereto. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

IFRS	2012	2011
Revenue	$-	$-
Net loss from operations	$1,758,660	$5,461,093
Net loss for the year	$1,891,229	$4,274,219
Loss per share	$0.02	$0.07
Weighted average shares outstanding	91,859,221	58,047,835
Total assets	$1,341,011	$1,001,036
Net assets (liabilities)	$(3,311,618)	$(1,465,413)

Pursuant to SEC Release No. 33-8567 "First-Time Application of International Financial Reporting Standards", the Company is only  required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial  statements for the years ended March 31, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in  Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial  data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

ITEM 3. KEY INFORMATION - continued

Exchange Rates

Exchange Rates (CDN to 1 USD) For the five most recent years ended March 31, calculated on the average of 12 month end closing days

March 31, 2012	$1.007
March 31, 2011	$0.9850
March 31, 2010	$0.9219
March 31, 2009	$0.8969
March 31, 2008	$0.9708

Exchange Rates (CDN to 1 USD) for eight most recent months	Period High	Period Low

July 31, 2012	$0.9966	$0.9793
June 2012	$0.9816	$0.9601
May 2012	$1.0168	$0.0971
April 2012	$1.0194	$0.9966
March 2012	$1.0072	$0.9982
February 2012	$1.0075	$0.9992
January 2012	$0.998	$0.9717
December 2011	$0.9902	$0.9626
November 2011	$1.0032	$0.9534

Exchange Rate (CDN to 1 USD) August 14, 2012:  $1.0087

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

We have a history of operating losses and negative cash flows from operating activities, resulting in our continued dependence on external financing arrangements. In the event that we are unable to achieve or sustain profitability or are otherwise unable to secure additional external financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our security holders losing their entire investment. Our financial statements, which have been prepared in accordance with IFRS, contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern.

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

We have had working capital shortages in the past and, although we raised significant capital through debt and equity offerings, we have generated significant losses, which have impacted working capital. As of March 31, 2012, our balance sheet reflects a working capital deficit of $3.8 million.  This condition has continued since the date of those financial statements, and we expect that these conditions will continue for the foreseeable future unless we are able to raise a substantial amount of additional financing. In view of the matters described herein, our ability to continue to pursue our plan of operations as described herein is dependent upon our ability to raise the capital necessary to meet our financial requirements on a continuing basis.

Our accumulated deficit and level of debt make it more difficult to borrow funds.

As of the year ended March 31, 2012, and as a result of historical operating losses from prior operations, we had a deficit from prior operations of $2.2 million and a deficit of $52 million from losses accumulated during our development stage resulting in a total accumulated deficit of $54.2 million. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of our accumulated deficit, coupled with our historical operating losses will negatively impact our ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which we are able to borrow funds, including the amount available to us, the applicable interest rate and the collateralization required, may affect our ability to meet our obligations as they come due, and adversely affect our business, financial condition, and results of operations, raising substantial doubts as to our ability to continue as a going concern.

In addition, the Company also has aggregate debt of $4.65 million as at March 31, 2012 and total assets of only $1.34 million making it unreasonable to obtain debt due to the imbalance of debt over assets.

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

On February 3, 2012 the company entered into a Bridge Loan with a third party in the amount of CDN $500,000 to be solely used to construct the Company’s first commercial VertiCrop System.

In addition, the Company has interest bearing promissory notes that are due upon demand in the aggregate of $1.89 million.  A demand by the debt holder(s) of such debt securities could cause financial hardship, litigation, and other negative influence on the financial condition of the Company that could cause disruption to our operations.

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

Lack of insurance coverage on fixed assets located in the United States

The Company cut back its operations in its U.S. based research facilities last year to a bare minimum. As a result of lack of financing, insurance has lapsed on many of our key fixed assets.  During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2012, assets held for sale totalled $433,254 (Land $245,485 and Building $187,769). The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

No equipment was written down during the year ended March 31, 2012. During the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,749, being the carrying value of those assets to the consolidated statement of comprehensive loss.

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

During the year ended March 31, 2012, the Company and the Company’s legal counsel performed a comprehensive review of the Company’s improved VertiCrop™ intellectual property and a Purchase Agreement that contained intellectual property relating to the vertical plant growing technology. The Company concluded that they were not using the intellectual property that was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

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

Although, we are a reporting company and our common shares are listed on the OTC QB under the symbol “ASIUF” and the CNSX under the symbol “ASI” , currently, there is only a limited trading market for our common stock and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Under certain circumstances, some of our outstanding common stock purchase warrants may be exercised without our receiving any cash.

As at March 31, 2012, we have outstanding warrants to purchase some of our common stock exercisable on a “net cashless” basis, which means they can be exercised, without payment of the stated exercise price, solely in exchange for cancellation of some number of common shares into which the warrants are exercisable. The number of shares for which any such warrant would be cancelled under a net cashless exercise would be the number of shares having a then current market value equal to the aggregate exercise price of the warrant, in whole or in part, based on its stated exercise price. In effect, a net cashless exercise of any such warrants would mean that, even though we would receive no cash, we would have to issue additional shares, thereby diluting, potentially significantly, our reportable earnings per share. Although the circumstances under which the net cashless exercise provision may be elected by the holders of our warrants may be limited, any such exercise could have a negative effect, directly or indirectly, on the trading market price of our common stock.

ITEM 3. KEY INFORMATION - continued

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

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC:QB and the CNSX and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

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

ITEM 3. KEY INFORMATION - continued

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

As at  August 14, 2012, we have convertible instruments that could be converted into approximately 7.5 million common shares, approximately 24.6 million share purchase warrants and approximately 10.9 million options to purchase shares of our common stock. In addition, the Company has a commitment to issue 200,000 common shares.

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

Additionally, if possible under terms that we believe to be appropriate given our financial condition and other circumstances, we will likely seek to raise additional financing during our fiscal year ending March 31, 2013. We may also issue additional shares, options, and warrants to obtain necessary services.

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

ITEM 4. INFORMATION ON THE COMPANY

Corporate History

Prior Business Operations - We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, the Company’s common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On March 24, 2004, the changed the Company’s name to Valcent Products Inc. On May 3, 2005 the Company delisted the Company’s common stock from the TSX Venture Exchange, maintaining only the Company’s OTC Bulletin Board listing; the Company’s symbol changed to “VCTPF”

The Company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in October 2005.  In turn, Valcent USA, Inc. organized Valcent Management, LLC, a wholly-owned limited liability corporation under the laws of Nevada, to serve as general partner to Valcent Manufacturing Ltd.; a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to  Valcent Manufacturing Ltd.

Also during the fiscal year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.  Valcent Products EU Limited has developed and commercialized the Company’s VertiCrop™ vertical growing technology.

ITEM 4. INFORMATION ON THE COMPANY - continued

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

The shareholders of the Company approved a special resolution on June 22, 2009 to reorganize the capital structure of the Company through a consolidation of its common shares on the basis of one new share for each eighteen (1:18) old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009, Valcent’s trading symbol changed to “VCTZF”.  Unless otherwise noted, all references to the number of common shares and or prices(s) per share are stated on a post-consolidation basis.

On January 27, 2012 the Company incorporated a wholly owned subsidiary Local Gardens Vancouver Inc. to operate and install the Company’s first commercial VertiCrop™ system.

On June 12, 2012, the Company announced the official name change to Alterrus Systems Inc. and began trading on the OTC QB under the new symbol “ASIUF”and new CUSIP number of 02153P105.

On July 26, 2012 our shares began trading on the Canadian National Stock Exchange (“CNSX”) under the symbol “ASI”.

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at March 31, 2012.

Alterrus Systems Inc.
Formerly Valcent Products Inc.; Nettron.com Inc.; AdventurX.com; Ironclad Systems Inc.; Bikestar Rentals Inc.; 681673 Alberta Ltd.
100%
100%
100%
Valcent Products (EU) Limited
(Formed November 2006)
UK Corporation
Local Garden Vancouver Inc.
(Formed January 2012)
BC Corporation
Valcent USA Inc.
(Formed October 2005)
Limited Partner
Nevada Corporation
100%
100%
99%
Valcent Products Eastern Europe
(Formed August 2010)
Valcent Management LLC
(Formed November 2005)
General Partner
Texas LLC
1%
Valcent Manufacturing Ltd.
(Formed November 2005)
Texas Corporation

Alterrus Systems Inc. (formerly Valcent Products Inc.) formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct a range of business development initiatives in the United States in October 2005.  In turn, Valcent USA, Inc. formed Valcent Management, LLC, as a wholly-owned limited liability corporation under the laws of Nevada to serve as the general partner to Valcent Manufacturing Ltd. A limited partnership was also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to Valcent Manufacturing Ltd.

ITEM 4. INFORMATION ON THE COMPANY - continued

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

On January 27, 2012, Alterrus Systems Inc. incorporated a wholly owned subsidiary Local Garden Vancouver Inc. to operate the Company’s first commercial VertiCropTM System.

Business Overview

The Company is in the business of developing, selling and operating world-leading vertical farming solutions primarily through its high density vertical growing systems named VertiCrop™.

The Company has created an innovative, highly efficient and streamlined system that provides cost effective solutions for crop production, with significant operating and capital cost savings over traditional field agriculture. The VertiCrop™ system will enable users to create revenue-generating space on underdeveloped/underused property, and to also restructure their supply chain

VertiCrop™ is a patent pending technology comprised of a suspended tray on a moving conveyor. VertiCrop™ provides maximum exposure to light (either natural or artificial), along with precisely measured nutrients for the plants. Designed to grow in a closed loop and controlled environment, VertiCrop™ eliminates the need for harmful herbicides and pesticides, while maximizing food taste and nutrition. Developed over several years by the Company, VertiCrop™ grows higher quality produce much more efficiently and with greater food value, when compared to commercial field agricultural.

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

As at March 31, 2012, the Company had cash and cash equivalents of $443,342 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254. Subsequent to year end, the Company was able to raise an additional $1,750,000 through an unsecured convertible debenture, facility agreement and operating line of credit to support operations and the construction of commercial VertiCrop System in downtown Vancouver. Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months. Further financing will be required for operations beyond the next twelve months. While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

ii) Over the last 18 months new management has shifted the Company’s focus from being a research and development Company to marketing, operating and commercializing the Company’s VertiCropTM System.

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

ITEM 4. INFORMATION ON THE COMPANY - continued

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

Commercial Deployment of the VertiCrop™ System – Vancouver, BC: On April 17, 2012 the Company closed its financing with a commercial lending institution for the first North American installation of VertiCrop™, a high-density vertical growing system. The company announced in December 2011, that it had entered into a memorandum of understanding with EasyPark to erect the first VertiCrop™ on the top level of a parkade in the downtown core of Vancouver, Canada.

Manufacturing, Fulfillment and Suppliers:   Components for the VertiCrop™ System will be supplied and manufactured from various sources. in the UK, Holland, China and North America. As of the date of this annual report, we have no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufacturers, and we are not substantially dependent, nor do we anticipate becoming substantially dependent, upon any one or more suppliers, as we believe that there are many such suppliers available with the capabilities that we will require.

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

Patents Issued and Pending

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

As of the date of this annual report, we have received case and/or application numbers for each of the intellectual property assets for which we are seeking patents. Patent status for each division is provided as follows:

Division	International Patent Applications	Published International Application
High Density Vertical Growth System	1	1

All other remaining patent applications are in the preliminary stages of the application process.

Trademarks

We are in the process of applying for registration of our trademarks in the United States and Canada in order to establish and protect our brand names as part of our intellectual property assets. To date we have received registration for Alterrus®” in the United States and Canada. All other remaining registrations are in the preliminary stages of the application process and remain pending.

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

Property, Plant and Equipment

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2012, assets held for sale totalled $433,254. (Land $245,485 and Building $187,769). The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

Our principal executive offices are located at 120 Columbia Street, Vancouver, British Columbia, Canada V6A 3Z8.  Our telephone number is (604) 837-2697.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our audited financial statements for the year ended March 31, 2012 and the notes to the financial statements. Our audited financial statements have been prepared in accordance with IFRS as issued by the IASB.

OPERATING LEGACY AND ACCUMULATED LOSSES

Fluctuations in Results

During the fiscal year ended March 31, 2012, operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These financial statements are the Company's first financial statements prepared in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in Note 2 of the accompanying audited annual consolidated financial statements for the years ended March 31, 2012 and 2011.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include:

•	Estimates and judgment used in the classification and valuation of derivative instruments
•	Determination of assets held for sale
•	Inputs used in accounting for share-based payments

Actual amounts could differ from the estimates used and accordingly, affect the results of operations.

Derivative Instruments

IFRS requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and certain non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at each reporting period at their fair value.

In determining whether a contract represents a derivative or contains an embedded derivative, the most significant area where judgment has been applied pertains to the determination as to whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

The Company has measured and classified instruments with conversion features or down-round provision as either compound instruments or host instruments with embedded derivatives. Conversion features that are deemed to be derivative liabilities and embedded derivates that require separation from the host instrument are recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined, which can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of share price volatility, discount rates, interest free rates, defaults and other relevant variables. Fair value of our host debt is based on the comparable market debt without the conversion feature. The fair value of a derivative liability which is not traded in an active market is determined by using valuation techniques, which requires estimation. Standards require the use of a three-level hierarchy for disclosing fair values for instruments measured at fair value on a recurring basis. Judgment and estimation are required to determine in which category of the hierarchy items should be included. When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on our assessment of the lowest level input that is the most significant to the fair value measurement.

Assets held for sale

There are specific criteria to recognize and present assets held for sale. The land and building in El Paso, Texas have been classified as an asset held for sale. There is also judgment in relation to assessing whether the asset held for sale is being carried at the lower of carrying amount and the fair value less costs to sell.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Share-based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity–settled share–based payment transactions with parties other than employees are measured at the fair value of the goods or services, except where that fair value cannot be estimated reliably, in which case they are measure at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

IFRS	2012	2011
Revenue	$-	$-
Net loss from operations	$1,758,660	$5,461,093
Net loss for the year	$1,891,229	$4,274,219
Loss per share	$0.02	$0.07
Weighted average shares outstanding	91,859,221	58,047,835
Total assets	$1,341,011	$1,001,036
Net assets (liabilities)	$(3,311,618)	$(1,465,413)

YEAR ENDED MARCH 31, 2012 COMPARED WITH YEAR ENDED MARCH 31, 2011

Operating Results

For the year ended March 31, 2012 we focused on the following business initiatives:

(i)	the development and commercialization of Alterrus’ “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other leafy produce,
(ii)	developing the first North American installation of Alterrus’ VertiCropTM system

For the year ended March 31, 2011, the Company focused on:

(i)	the development and commercialization of Alterrus’ “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other plant crops,
(ii)	restructuring activities as noted in this annual report, and

We incurred net losses of $1,891,229 for the year ended March 31, 2012, compared to $4,274,219 for the year ended March 31, 2011.  Our loss from operations decreased by $3,702,433 to $1,758,660 for the year ended March 31, 2012. This decrease is a direct result of two charges that went to stock-based compensation  totaling $2,061,031 in 2011 that were directly related to a Private Placement Agreement (‘PP Agreement”) the Company entered into on December 31, 2010 with a third party and a related party (Refer to ITEM 4: INFORMATION ON THE COMPANY, Equity Issuance) In addition, during the year ended March 31, 2012 the Company downsized its operation in the UK and reduced other costs to preserve cash and refocus the Company operations to building its first commercial VertiCrop System in North America.

Operating Expenses

Product development – Product development expenses decreased by $571,017 to $949,280 for the twelve months ended March 31, 2012 as compared with the twelve months ended March 31, 2011.  The decrease is due the Company refocusing its efforts in research and development thus downsizing its UK and overseeing global operations of the commercialization of the VertiCrop™ System at the parent location.

Debt Interest – Debt interest decreased from $511,877 in 2011 to $156,043 in 2012, a decrease of $355,834.  The decrease in debt interest is related to the cash settlement of convertible debt and a debt for share settlement for promissory notes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Accretion – Accretion expense increased from $2,674 in 2011 to $3,091 in 2012, an increase of $417. This increase is a direct result of accretion modification of the February 2010 convertible debt instrument.

Investor relations – Investor relations fees decreased $285,997 to $98,639 (2011 - $384,636) for the twelve months ended March 31, 2012 as a result of an decreased number of third party consultants in investor related advisory activities to help assist the Company in finding new avenues of financing.  Proceeds from private placements decreased from $1.5 million in fiscal 2011 to $62,238 in fiscal 2012.

Advertising and media development – Advertising and media development was $25,014 during the twelve months ended March 31, 2012 and was lower by $24,803 than for the same period in (2011 -$49,817) due to reduction in advertising and marketing budget relating to promotions and more of a focus on the development of the VertiCrop system.

Professional fees – Professional fees decreased by $109,636 to $421,935 for the twelve months ended March 31, 2012 from $531,571 for the twelve months ended March 31, 2011 due to simplifying its accounting as a result of extinguishing certain complex convertible debt instruments as well as reporting under a single framework as opposed to two frameworks in 2011. This simplification reduced accounting and audit fees during the year ended March 31, 2012.

Office and miscellaneous – Office and miscellaneous expenses increased $67,832 to $306,607 for the twelve months ended March 31, 2012 from $238,775 for the twelve months ended March 31, 2011. The increase is primarily due a change in office space during the year and accruals for delinquent tax return filings. This increase has been offset by reduced activity in the Company’s US and UK subsidiaries and cost streamlining in the current period.

Travel – Travel expenses decreased by $152,926 to $107,728 (2011 - $260,654) for the twelve months ended March 31, 2012 as a result of decreased activity in UK subsidiary and US subsidiary operations and more focus locally in development of the VertiCrop market place in North America.

Amortization – Amortization decreased by $151,232 to $25,183 for the fiscal year ended March 31, 2012 (2011 - $176,415) due to a decreasing capital asset base and because equipment write-downs in fiscal 2011 were recorded in amortization expense.

Rent – Rent expenses decreased $33,344 to $82,967 for the twelve months ended March 31, 2012 from $116,311 for the twelve months ended March 31, 2011, resulting from changing Vancouver offices to a new location with lowered monthly costs and no ongoing lease.

Stock-based compensation – Stock-based compensation expense was $2,162,925 in fiscal 2011 versus a recovery of $272,086 in fiscal 2012.  In fiscal 2011, the Company issued 2,050,000 stock options and committed to issuing 6,647,195 stock options to consultants of the Company.  During fiscal 2012, 675,824 additional options were granted.  During the year ended March 31, 2012, the stock options committed but not granted were revalued at the time of issuance by applying the fair value method using Black-Scholes.  The Company included the difference in the initial value of the options earned but not granted of $372,136, as a credit to stock-based compensation in the statement of comprehensive loss.

Filing and transfer agent fees – Filing and transfer agent fees decreased $6,299 to $13,393 for the twelve months ended March 31, 2012, from $19,692 for the twelve months ended March 31, 2011. The decrease is primarily attributable to costs in 2011 associated with the increased activity relating to the Company’s restructuring initiatives in 2011.

Other Income and loss

Foreign exchange (loss) gain - Due to fluctuations, primarily, in the Canadian dollar and British Pound as related to the US dollar, the Company incurred a foreign exchange loss of $614 during the twelve months ended March 31, 2012 as compared to a loss of $146,948 during the twelve months ended March 31, 2011.

Recovery (write -off) of advances – During the year ended March 31, 2010, the Company had written off a advance due from Global Green Solutions Inc. (“GGS”) in the amount of $657,641 due GGS’s lack of capital and financial ability to repay the debt on a current basis.  During the year ended March 31, 2012, $4,500 of this amount was recovered and the Company wrote-off and an unrecoverable advance.

Gain on settlement of debts – During the year ended Match 31, 2012 the Company did not incur any gain on settlement of debt.  During fiscal 2011, the Company incurred a $2,096,124 gain on settlement of a convertible debt.

Write-down of property and equipment – There were no write downs of property and equipment during the year ended March 31, 2012. The Company recognized a write-down of property and equipment from its subsidiaries relating to decreased business operations.  The write-down amounting to $250,748 was recorded during the year ended March 31, 2011.

Gain on disposal of assets - During the year ended March 31, 2012 the Company sold some assets that it had previously written-off resulting in a gain of $42,825.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s accumulated losses during the development stage at March 31, 2012 are $54.2 million.  The Company’s working capital deficit as at March 31, 2012 was $3.85 million which is more than the $2 million in working capital deficit as at March 31, 2011. This increase in working capital deficit was a result of a reduction in the amount of private placements during fiscal 2012; the Company raised funds through promissory notes and funds were used towards operations.  There still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional external funding to finance its operations and obligations of approximately $600,000 million for the next twelve months. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2012. The Company is not subject to any externally imposed equity requirements.

We had cash of $443,342 as of March 31, 2012. Subsequent to year end, we were able to raise an additional $1,750,000 through an unsecured convertible debenture, facility agreement and operating line of credit to support operations and the construction of its commercial VertiCrop System in downtown Vancouver. Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund our commercialization of our products, develop or enhance services or respond to competitive pressures.

During the twelve months ended March 31, 2012, the Company issued 3,794,413 common shares in a private placement for gross proceeds of $331,254, 200,000 common shares for consulting services in the amount of $26,500, 450,000 common shares for investor relation services in the amount of $59,250, and management and finance incentives of 7,323,019 shares in the amount of $1,143,461. The Company’s issued and outstanding shares as at March 31, 2012 were 94,986,003.

During the twelve months ended March 31, 2012, the Company used a total of $1,108,890 (2011 - $1,837,264) in cash related to its operations.  This cash was funded from the net proceeds of private placements of $57,370 (2011 - $1,460,572), proceeds from share subscriptions $248,018 (2011- $21,000) amounts received from related parties of $nil (2011 - $1,477,653), amounts received from debt issuance of $1,201,285 (2011 - $26,000). These amounts were used to also fund $25,000 (2011 - $169,488) in repayment of promissory notes,   $nil (2011 – $792,898) in convertible notes and $nil (2011 – $175,506) in repayment of interest. The Company also acquired $683 (2011 – $nil) in property and equipment and received $39,306 (2011 - $nil) for disposal of assets during the twelve months ended March 31, 2012.  In total the Company raised $411,406 more cash (2011 - $9,969 more cash) than it used  during the twelve months ended March 31, 2011 leaving it with a cash and cash equivalents balance of $443,342 at March 31, 2012 (2011 - $31,936).

As at March 31, 2012, receivable of $355,348 (2011 - $300,233) consists of HST tax receivable of $336,777 and $17,534 of advances receivable.

Prepaid expenses as at March 31, 2012 of $7,933 (2011 - $98,288) consisting of prepaid property taxes.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

Accounts payable and accrued liabilities increased to $1,765,023 at March 31, 2012 from $1,601,161 at March 31, 2011 due to the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Promissory notes increased from $558,212 at March 31, 2011 to $1,889,377 at March 31, 2012.   On July 14, 2011 the Company issued a secured promissory note for $700,000 accruing interest at 18%.  On February 3, 2012, the Company issued an additional promissory note for $501,350 accruing interest at 18%. Both promissory notes permit the holder to convert any unpaid accrued interest into shares at a conversion rate of $0.10.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Our advances and amounts due from related parties increased by $686,283 to $941,661 as at March 31, 2012 (2011 - $255,378), largely due to key management salaries accrued but not paid of approximately $700,000.

Convertible notes increased as at March 31, 2012 to $56,568 from $51,698 at March 31, 2011 due to a modification the current convertible debt. On February 16, 2012, the company entered into an amendment to the promissory note whereby, the maturity date was extended to February 15, 2013, the interest rate was increased to 10% per annum, the unit conversion price was reduced to $0.10 and the share purchase warrant price was reduced to $0.20.  Interest will continue to accrue on the $50,000 face value of these notes at the rate of interest of 8% per annum for the period up to February 15, 2012.

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

Research and Development, Patents and Licenses

The Company has engaged in a variety of different projects during the last two years as described in this annual report.  The Company has incurred product development costs in the aggregate as follows:

Year	Amount

2011	$1,520,297
2012	949,280
Total	$2,469,577

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse effect on our financial condition or results of operations.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following information is as of March 31, 2012 and in United States dollars:

As of March 31, 2012, we had the following known contractual obligations noted in this report or financial statements dated March 31, 2012:

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

The following are the contractual maturities of financial liabilities at March 31, 2012:

In Dollars	Total	Up to 3 Months	3-12 Months	1 and 2 years
Accounts payable	1,765,023	1,765,023	-	-
Promissory notes payable	1,889,377	-	1,889,377	-
Due to related parties	941,661	941,661	-	-
Convertible notes	56,568	-	56,568	-
	4,652,629	2,706,684	1,945,945	-

As at March 31, 2011

In Dollars	Total	Up to 3 Months	3-12 Months	1 and 2 years
Accounts payable	1,601,161	1,601,161	-	-
Promissory notes payable	558,212	-	558,212	-
Due to related parties	255,378	255,378	-	-
Convertible notes	51,698	-	51,698	-
	2,466,449	1,856,539	609,910	-

Leased premises

Subsequent to the year ended March 31, 2012, the Company entered into an agreement with a company controlled by a former director of the Company (collectively referred to as “GBS”). Under this agreement GBS would assume all past and present obligations and liabilities including but not limited to all the past due rent under the Company’s lease in Launceston, Cornwall, UK. In addition, GBS has entered into a new lease for these premises. For this arrangement, the Company agreed to pay GBP 5,000 to settle past services and grant a right to an exclusive territory within the UK.  The GBP 5,000 ($7,983) has been recorded to accounts payable and accrued liabilities.

Service agreements

During the year ended March 31, 2011, the Company entered into an agreement with a non-related party for investor relations services with the following terms $3,000 CDN a month and 300,000 common shares which were earned but not issued and included in commitment to issue shares as at March 31, 2011. The common shares were issued during the year ended March 31, 2012. The agreement was cancelled subsequent the year ended March 31, 2012.

 During the year ended March 31, 2011, the Company entered into an agreement with a non-related party for internet marketing services for a one year term, CDN $1,500 a month and 50,000 common shares every quarter until June 2012. As at March 31, 2011, the remaining 50,000 common shares were earned but not issued and included in commitment to issue shares as at March 31, 2011. The common shares were issued during the year ended March 31, 2012. The agreement was cancelled during the year.

During the year ended March 31, 2012, the Company entered into an agreement with a non-related party to assist the Company with establishing a commercial site for its VertiCrop System for a four month term. Any extensions would be mutually agreed to. On successfully obtaining the necessary financing and ordering of the required components for the new commercial site the non-related party would receive a commission of $120,324 and 200,000 common shares. Subsequent to the year ended March 31, 2012 the non-related party earned its commission and shares which are being paid out over a predetermined schedule.

SAFE HARBOR

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our directors and executive officers and their ages as of the date of March 31, 2012. Unless otherwise stated, the address for each of our directors and executive officers is Alterrus Systems Inc., 120 Columbia Street, Vancouver, British Columbia V6A 3Z8 Canada.

Name	Age	Position
Stephen K. Fane (1)	66	Director, Executive Chair

Christopher Ng (2)	53	Director, CEO

John N. Hamilton (3)	59	CFO, Secretary

Naveen Aggarwal (4)	53	Director

Ray Torresan (5)	50	Director

(1)	Appointed Executive Chair and a Director by resolution of the board of directors, in accordance with Section 111 and 121 respectively of the Business Corporations Act (Alberta) on May 14, 2012.
(2)
Appointed Chief Executive Officer  and  a Director by resolution of the board of directors , in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on May 14,  2012

(3)
Appointed Chief Financial Officer and Secretary by resolution of the board of directors, in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on November 19, 2010 following the resignation of Bob Baker on the same date.

(4)	Appointed a director by resolution of the board of directors, in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on December 14, 2006.

(5)	Appointed a director by resolution of the board of directors, in accordance with Sections 121 and 111 respectively of the Business Corporations Act (Alberta) on November 19, 2010.

Stephen Kenneth Fane FCA, Chief Executive Financial Officer and Director of the Company.

Mr. Stephen Fane became a director and the Company’s Chief Executive Officer on December 16, 2010. On May 14, 2011 Mr. Fane’s role with the Company changed, whereby he became the Company’s Executive Chair. Mr. Fane became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, Fane acquired a 5-acre hydroponic greenhouse operation that produced bell peppers which he expanded to over 75 acres under glass. Fane merged his operation with another large-scale producer and took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for operations totaling more than 135 acres under glass and the raising of $70M through the public offering process. In late 2006, the Trust was merged with another large scale producer to form one of the world's largest greenhouse production and marketing companies. Prior to his career in agriculture, he was a partner at Coopers & Lybrand, a predecessor to Price WaterhouseCoopers.

Christopher Ng, Chief Operating Office and Director of the Company.

Mr. Christopher Ng became a director and Chief Operating  Officer of the Company on January 01, 2011 On May 14, 2011 Mr. Ng’s role with the Company changed, whereby he became the Company’s Chief Executive Officer. Prior to joining the Company Mr. Ng was with Lululemon Athletica, were is served as its Chief Supply Chain Officer, overseeing technology, logistics and manufacturing departments through Lululemon’s explosive growth period. Mr. Ng’s career began in 1981 were he was an Administration Manger for the Royal Bank. In 1983 Mr. Ng as a joint venture owner started a successful athletic footwear and apparel chain. Mr. Ng took the operation from seven to seventy–seven stores. Mr. Ng then went on to start his own retail consulting business in 1995 specializing in IT, and was subsequently recruited to become the vice president of Aritiza, where Mr. Ng was responsible for the technology, logistics and security departments, Mr. Ng was strategically involve with the growth of this ladies fashion chain from five to thirteen stores. Mr. Ng has been a commissioned officer in the Canadian Forces Reserve for 27 years.

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

COMPENSATION

The following table sets forth the total compensation paid to each of our directors and executive officers serving during the fiscal year ended March 31, 2012.

	Annual Compensation		Long Term Compensation

Name and Principal Position	Salary	Bonus/Fees	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)
	$	$

Mr. Stephen K. Fane, CEO and Director (1)	201,400	134,938	176,402	—,

Christopher Ng, COO and Director (2)	201,400	—	176,403	—

Chris Bradford Managing Director (EU) and Director (3)	53,323	—	—	—

John N. Hamilton, CFO and Secretary (4)	120,840	—	—	—

Naveen Aggarwal Director	—	—	—	—

Ray Torresan (5)	—	4,867		1,500,000

(1)
Amounts shown are for salary and bonus accrued for during the year ended March 31, 2012. In addition Mr. Fane was party to a Private Placement Agreement, whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. The options exercise price is $0.15. Maturity date is September 30, 2016.  Total 3,500,000 shares and 1,000,000 were issued to Mr. Fane pursuant to the above agreement.

(2)
Amounts shown are for salary accrued for during the year ended March 31, 2012. In addition Mr. Ng was party to a Private Placement Agreement whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. As at March 31, 2011 Mr. Ng had earned 3,323,598 of the common shares and 1,000,000 of the options. The options exercise price is $0.15. Maturity date is September 30, 2016. Total 3,500,000 shares and 1,000,000 were issued to Mr. Ng pursuant to the above agreement.

(3)	Amounts shown are for salary received or accrued allowance for during the year ended March 31, 2012.

(4)	Amounts shown are for salary received or accrued for during the year ended March 31, 2012.

(5)	Amounts shown are for services provided during the year ended March 31, 2012. In addition, 1,500,000 share options were issued on July 6, 2012 for a 4 year term exercisable at $0.15 per option.

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

EMPLOYEES

As at March 31, 2012, Valcent Manufacturing Ltd. had no full time employees, and retained 1 consultant and 1 security guard as required.

As at March 31, 2012, Valcent Products EU Limited had no full time employees, and 2 consultants working on active projects.

As at March 31, 2012, Valcent Products Inc. had 3 consultants in senior management positions and engaged approximately 5 consultants, all of which provided services on a part time basis.

As at August 14, 2012, Alterrus Systems Inc. had 3 consultants in senior management positions and engaged approximately 5 consultants, all of which provided services on a part time basis.

Key Employees and Consultants

Our key consultants and their primary responsibilities as at August 14, 2012 are as follows:

Stephen K Fane, Executive Chair of the Company is responsible for strategic planning, financing and general corporate affairs.

Christopher Ng, COO of the Company is responsible for the corporate direction, leadership and implementation of the Company’s business plan as well as the day-to-day running of the production and distribution departments.

John N. Hamilton, CFO of the Company is responsible for the financial control, regulatory reporting, budgets, financial statements, monitoring expenditures and liquidity, reporting financial performance to the board and providing the Executive Chair and CEO with timely financial data.

Institute B, a consultant to the Company provides financing support, well other part-time consultants provide, marketing, branding, sales, website design and overall management support.

SHARE OWNERSHIP

The following table sets forth, as of August 14, 2012, information regarding the share ownership of our common stock for each of our directors and executive officers serving during the fiscal year ended March 31, 2012.  The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

Name	Amount and Nature of Ownership	Percent of Class*

Stephen K Fane, Executive Chair and Director (1)	7,750,000	8.00%

Christopher Ng, CEO and Director(2)	7,250,001	7.46%

John N. Hamilton CFO and Secretary(3)	300,000	0.31%

Chris Bradford, Director (6)	-	-%

Naveen Aggarwal, Director (4)	1,031,535	1.07%

Ray Torresan (5)	1,500,000	1.54%
	16,331,536	18.38%

*
No director or executive officer has different voting rights from any other holder of our common stock. Based on 95,816,003 shares issued and outstanding at August 14, 2012.  Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)	Consists of (i) 6,750,000 shares of common stock directly owned, (ii) 1,000,000 share options issued on September 30, 2011 for a five year term exercisable at $0.15 per option.

(2)
Consists of (i) 5,250,000 shares of common stock directly owned, (ii) 1,000,000 share options issued on September 30, 2011 for a five year term exercisable at $0.15 per option. (iii) 666,667 shares of common stock directly purchased by way of a private placement at $0.15 per unit and (iv) 333,334 warrants to purchase 333,334 common shares at $0.25 that were part of the same $0.15 unit offering.

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

(5)	Consist of 1,500,000 share options issued on July 6, 2012 for a 4 year term exercisable at $0.15 per option.

(6)	Ceased being a director on December 15, 2011

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

During the year ended March 31, 2012, a total of 9,373,019 share options were outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of August 14, 2012, there were 95,816,003 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding our major shareholders, including beneficial owners of more than 5% of our common stock, as of July 23, 2012. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

	Shares Beneficially Owned

Major Shareholders	Number	Percent*

Larry Thompson (1)	11,407,227	11.97%

Agosto Corporation Limited (2)	7,969,402	8.25%

Stephen K. Fane (3)	7,750,000	8.00%

Timothy Brock (4)	7,525,643	7.69%

Christopher Ng (5)	7,250,001	7.46. %

Institute B Development Corp.(6)	7,339,783	7.22%

Paul Sturt (7)	5,000,000	5.22%

Total	54,305,056	55.81%

Total Shares outstanding at July 23, 2012	95,816,003

*Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)	Consists of 11,303,562 shares of common stock directly owned. and (ii) 166,665 controlled through a family trust.

(2)
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

(3)	Consists of (i) 6,750,000 shares of common stock directly owned, (ii) 1,000,000 share options issued on September 30, 2011 for a five year term exercisable at $0.15 per option.

(4)
Consists of (i) 5,478,741 shares are beneficially owned by Timothy Brock (ii) 2,281,046 shares held by Timothy Brock (iii) 3,197,695 shares held by West-Peak Ventures of Canada Ltd. (iii)  585,935 warrants held by Timothy Brock to purchase 585,935 common shares at $0.25. (iv) 1,460,967 warrants held by West-Peak to purchase 1,460,967 common shares at $0.25. Timothy Brock is the sole shareholder and a control person of West-Peak Ventures of Canada Ltd and therefore for the purposes of Rule 13d-3 Timothy Brock may be deemed the beneficial owner of the shares beneficially held by West-Peak.

(5)
Consists of (i) 5,250,000 shares of common stock directly owned, (ii) 1,000,000 share options issued on September 30, 2011 for a five year term exercisable at $0.15 per option. (iii) 666,667 shares of common stock directly purchased by way of a private placement at $0.15 per unit and (iv) 333,334 warrants to purchase 333,334 common shares at $0.25 that were part of the same $0.15 unit offering.

(6)
Consists of (i) 1,129,164 shares of common stock beneficially owned by Darrell Kopke and his spouse, (ii) 323,019 shares of common stock held by Institute B Development Corp (iii) 564,582 warrants beneficially held by Darrell Kopke and his spouse to purchase 564,582 common shares at $0.25.  (iii) 5,323,018 share options granted to Institute B Development Corp at an option price to be $0.15.  Darrell Kopke the sole shareholder and a control person of  Institute B Development Corp and therefore for the purposes of Rule 13d-3 Darrell  may be deemed the beneficial owner of the shares and options beneficially held by Institute B Development Corp

(7)	Consists of (i) 5,000,000 shares of common stock directly owned.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

At of August 14, 2012, we had 257 shareholders of record and an estimated 4,282 unregistered shareholders.  As of August 14, 2012, there were 95,816,003 shares of common stock outstanding. United States shareholders held an estimated 12,500,000 shares of our common stock, representing approximately 13% of the issued and outstanding shares of our common stock.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and we have no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

During the years ended March 31, 2012 and 2011, the Company incurred the following expenditures charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

Related party transactions	2012	2011
Product development	$17,124	$400,944
Debt interest	18,103	171,710
Professional fees	-	20,000
Rent	-	2,349
Total	$35,227	$595,003

The related party transactions are in the ordinary course of business.

At March 31, 2012 and 2011, due to related parties was comprised of amounts owing to key management or former key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices. The amounts owing were non-interest bearing and had no specific terms of repayment.

At March 31 2012, included in promissory notes payable from Note 8 of the consolidated financial statements is $199,997 (2011 - $558,212) owing to key management and $371,850 to former key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the year ended March 31, 2012 and 2011 and recorded the payments in product development. See Note 7 of the consolidated financial statements.

During the year ended March 31, 2012 there were no cash issue costs charged by beneficial owners of more than 5% of the Company’s common shares. (2011 - $nil)

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ITEM 18 and our consolidated financial statements and accompanying notes beginning on page F-1 of this Form 20-F. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Legal proceedings

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, Management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. Subsequent to March 31, 2012, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

A third party has a registered a claim against the Company for repayment of an outstanding payable in the amount of CDN $163,000 ($ 163,440). The pledge is against the GST/HST receivable.

ITEM 8. FINANCIAL INFORMATION - continued

We are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on our financial position or profitability.

Dividend Policy

The Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's Board, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

SIGNIFICANT CHANGES

Significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended March 31, 2012, other than discussed in this Form 20-F are:

•	On June 8, 2012, the Company changed its name from Valcent Products Inc. to Alterrus Systems Inc.
•
On May 2, 2012, the Company issued unsecured convertible debentures in the amount $500,000 accruing interest at 12% per annum with a term to May 2, 2014. Both principal and interest may be converted into units at $0.10 per unit, with each unit consisting of one common share and one half share purchase warrant.

•
On April 13, 2012, the Company entered into a Loan Agreement (the “Loan”) in the amount of CDN $1,000,000 (the “Term Loan”) accruing interest at 8% plus the lenders prime plus 2% to a maximum of 14% per annum The Loan also provides for a revolving loan of $250,000 (the “Operating Loan”) accruing interest at the same rate as the Term Loan. The Term Loan matures on April 15, 2019 and the Operating Loan is on demand failing demand April 15, 2012. The loans are secured by a lien on, and a security interest in, all present and future unencumbered assets of the Company. The Company may repay up to 15% of the outstanding principal amount of the Term Loan on the second and third anniversary date, up to 25% on the fourth anniversary date of the initial loan, thereafter the balance in whole in part without penalty or prepayment compensation. The loans are to be used to build and operate the Company’s first commercial VertiCrop System in downtown Vancouver BC. In addition, the lender will receive for 15 years a monthly 3% royalty based on gross revenues from the operation the VertiCrop System up until the earlier of the maturity date or the date the Company has repaid the loan in full. Thereafter, the royalty will be reduced to 1.5%.

•
On April 5, 2012 the Company entered into a License Agreement to license the parking space consisting of the roof of a parking facility located in Vancouver BC.  The space will be used for the purpose of erecting one or two greenhouses that will incorporated the Company’s VertiCrop System. The initial term of the license is for 10 years with an option of two five year renewals subject to mutual agreement with the Licensor. The monthly rental fees for the entire roof top are $4,800 or $2,400 for each level. It the Company’s intention to erect only one greenhouse and rent one level at this time.

ITEM 9. THE OFFER AND LISTING

The Company's common shares are listed for trading on the United States OTCQB tier of the OCT Markets Group’s quotation platform under the symbol “ASIUF” (formerly “VCTZF”, VCTCF” and “NTTRF”) and on the Canadian National Stock Exchange (“CNSX”) under the symbol “ASI”.

The Company only began trading on the CNSX on July 26, 2012 so the following table discloses only the annual high and low sales prices for the common shares of the Company for the five most recent financial years of the Company as traded on the OCT market place.

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

Year Ended March 31,	High	Low
2008	$16.74	$8.10
2009	$13.32	$0.90
2010	$2.50	$0.21
2011	$0.42	$0.05
2012	$0.20	$0.02

ITEM 9. THE OFFER AND LISTING - continued

The following table discloses the high and low sales prices in US dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the OTC BB:

Quarter ended	High	Low
June 30, 2010	$0.42	$0.15
September 30, 2010	$0.19	$0.10
December 31, 2010	$0.14	$0.05
March 31, 2011	$0.26	$0.13
June 30, 2011	$0.17	$0.06
September 30, 2011	$0.20	$0.06
December 31, 2011	$0.11	$0.05
March 31, 2012	$0.07	$0.02

The following table discloses the monthly high and low sales prices in US dollars for the common shares of the Company for the most recent six months as traded on the OTC BB:

Month	High	Low
February 28, 2012	$0.06	$0.02
March 31, 2012	$0.07	$0.03
April 30, 2012	$0.06	$0.04
May 31, 2012	$0.07	$0.03
June 30, 2012	$0.14	$0.03
July 31, 2012	$0.10	$0.03

MARKETS

We voluntarily delisted from the TSX Venture Exchange on May 3, 2005. Since May 3, 2005, our common shares were quoted solely on the OTC Bulletin Board, under the symbol “VCTPF”. Since July 16, 2009, our common shares were quoted on the OTC Bulletin Board, under the symbol “VCTZF”. Beginning on June 12, 2012 our common shares were quoted on the OTCQB under the symbol “ASIUF” On July 26, 2012 our shares began trading on the CNSX under the symbol “ASI”.

PLAN OF DISTRIBUTION

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

SELLING SHAREHOLDER

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

ITEM 10. ADDITIONAL INFORMATION - continued

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

A Non-Canadian Holder whose common shares constitute taxable Canadian property and who is a resident of the United States and entitled to benefits under the Canada-US Treaty generally would be exempt from Canadian tax on any capital gain realized on a disposition of those shares in any event, provided such shares do not derive their value principally from Canadian real property (including Canadian resource properties). Our management is of the view that our common shares do not derive their value principally from Canadian real property. A Non Canadian Holder claiming exemption under the Treaty will, however, have Canadian tax filing obligations with respect to a disposition of common shares.

ITEM 10. ADDITIONAL INFORMATION - continued

DOCUMENTS ON DISPLAY

All documents referred to in this annual report may be inspected at our offices during regular business hours located at 120 Columbia Street, Vancouver, British Columbia V6A 3Z8 (Canada), telephone (604) 837-2697.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction risk
Alterrus’ operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks.

Exchange rate risk
Alterrus’ administrative operations are in Canada. The Company typically holds most of its funds in Canadian and USD dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company is exposed to foreign currency exchange risk on intercompany transactions with its UK subsidiary. However, such transactions have been minor and the foreign exchange risk has been immaterial. The Company currently does not engage in foreign currency hedging.

Interest rate risk
Alterrus holds debt which may be subject to interest rate change risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of March 31, 2012, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our CFO (our principal financial officer) and our acting CEO (our principal executive officer), who concluded, that because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective as of March 31, 2012.

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

ITEM 15. CONTROLS AND PROCEDURES - continued

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

Evaluation of Internal Controls and Procedures Over Financial Reporting

As of  March 31, 2012, management assessed the effectiveness of the Company's internal control over financial reporting (ICFR) based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of March 31, 2012 and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31, 2012:

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

(4)	Ineffective controls over period end financial disclosure and reporting processes;

(5)	Infrequent ongoing monitoring and a lack of separate evaluations when an effective monitoring and evaluative system is deemed necessary for corporate integrity;

As of March 31, 2012, management assessed the effectiveness of our ICFR and based on that evaluation, they concluded that, as of March 31, 2012, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our ICFR and contributed to the correction of an error which required restatement. See Note 22(c ) of the consolidated financial statements.. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

ITEM 15. CONTROLS AND PROCEDURES - continued

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.  We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our amended consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The Company relies on the involvement of its Chief Financial Officer who is deemed a financial expert as well as consultants for period end financial disclosure and the reporting process.  This risk is mitigated by the active involvement of the audit committee and the board of directors in reviewing the financial statements.  However, the lack of full time personnel who have technical experience and knowledge is an internal control weakness and may result in the failure to timely report financial results.

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
We are committed to improving our financial organization. As part of this commitment, pending the availability of sufficient funds we will, (1) appoint one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and will increase our personnel resources; and (3) hire independent third parties to perform expert advice.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended March 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Each audit committee member is able to read and understand fundamental financial statements.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F we have not adopted a code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, we intend to, as soon as practicable, form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent auditors for the fiscal years ended March 31, 2012, 2011 and 2010 were BDO Canada LLP, Chartered Accountants of Vancouver, B.C.

AUDIT FEES

The aggregate audit fees billed for the fiscal years ended March 31, 2012 for professional services rendered by BDO Canada LLP, Chartered Accountants, for the audit of our annual consolidated financial statements was $70,000.  The aggregate audit fees billed for the fiscal years ended March 31, 2011 for audit of annual financial consolidated statements, assistance with SEC reviews, and quarterly financial reporting services rendered by BDO Canada LLP, Chartered Accountants, for the audit of our annual financial statements was $235,320.

AUDIT RELATED FEES

BDO Canada LLP fees for the audit and review of financial statements not included in “Audit Fees” for the 2012 and 2011 was $ nil.

TAX FEES

The aggregate fees billed in the fiscal years ended 2012 and 2011 for professional tax compliance advice and planning was $nil (2011 - $11,000).

ALL OTHER FEES

BDO Canada LLP fees for other services performed for the 2012 and 2011  fiscal years not included in “Audit Fees” or “Audit Related Fees” were $nil, respectively.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINING SAFETY

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18 Financial Statements

ITEM 18. FINANCIAL STATEMENTS

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)

Amended Consolidated Financial Statements
March 31, 2012

Independent Auditor’s Report

To the shareholders of
Alterrus Systems Inc. (formerly Valcent Products Inc.)

We have audited the accompanying consolidated financial statements of Alterrus Systems Inc. (formerly Valcent Products Inc.)  which comprises the consolidated statements of financial position as at March 31, 2012 and 2011 and April 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2012 and 2011 and related notes which includes a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained from our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alterrus Systems Inc. (formerly Valcent Products Inc.)  as at March 31, 2012 and 2011 and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2c in the financial statements, which indicates that the Company incurred accumulated losses of $54 million since inception and is expected to incur further losses in the development of its business.  These conditions, along with other matters as set forth in Note 2c, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

Without modifying our opinion, we draw attention to Note 22(c ) to the consolidated financial statements, which explains that the consolidated financial statements for the year ended March 31, 2012 have been amended for a correction of an error from those on which we originally reported on July 30, 2012.

/s/ BDO CANADA LLP

Chartered Accountants

Vancouver, Canada
August 14, 2012

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Page
Consolidated Statements of Financial Position		F-4
Consolidated Statements of Comprehensive Loss		F-5
Consolidated Statements of Changes in Equity		F-6
Consolidated Statements of Cash Flows		F-7

Notes to the Consolidated Financial Statements

1	Corporate Information	F-8
2	Basis of Preparation	F-8
3	Summary of Significant Accounting Policies	F-9
4	Critical Accounting Estimates and Judgments	F-18
5	Cash and Cash Equivalents	F-19
6	Property and Equipment	F-20
7	Product License and Technology Purchase	F-21
8	Promissory Notes Payable	F-21
9	Convertible Notes	F-22
10	Share Capital and Reserves	F-27
11	Product Development Costs	F-35
12	General and Administrative Costs	F-35
13	Interest and Financing Costs	F-36
14	Non-Operating Expenses	F-36
15	Related Party Transactions	F-36
16	Commitments	F-37
17	Financial Instruments	F-38
18	Income Tax	F-40
19	Supplemental Cash Flow Information	F-41
20	Segmented Information	F-41
21	Basic And Diluted Loss per Share	F-42
22	First Time Adoption of IFRS	F-42
23	Subsequent Events	F-50

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

		As at March 31,		April 1,
	Note	2012	2011	2010
ASSETS		Restated see (Note 22)	Restated see (Note 22)	(Note 22)
Current assets
Cash and cash equivalents	5	$443,342	$31,936	$21,967
Receivables	10(b)(vi)	355,348	300,233	125,532
Prepaid expenses		7,993	98,288	104,823
Inventories		-	-	11,578
Total current assets		806,683	430,457	263,900
Non-current assets
Assets held for resale	6	433,254	433,254	-
Property and equipment	6	101,074	137,324	997,596
Product license	7	-	1	1
Total non-current assets		534,328	570,579	997,597
Total assets		$1,341,011	$1,001,036	$1,261,497
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$1,765,023	$1,601,161	$872,376
Promissory notes payable	8	1,889,377	558,212	1,033,837
Due to related parties	15	941,661	255,378	253,429
Convertible notes	9	56,568	51,698	1,371,305
Derivative liability	22	-	-	2,541,774
Total current liabilities		4,652,629	2,466,449	6,072,721
Shareholders' deficiency
Share capital	10	45,462,858	43,855,235	39,011,557
Contributed surplus	10	5,453,547	5,897,566	4,159,012
Commitment to issue shares	10	43,000	1,158,302	126,000
Equity component of convertible notes	9	2,218	5,496	-
Accumulated deficit from prior operations		(2,265,325)	(2,265,325)	(2,265,325)
Accumulated deficit during the development stage		(52,007,916)	(50,116,687)	(45,842,468)
Total shareholders' deficiency		(3,311,618)	(1,465,413)	(4,811,224)
Total equity and liabilities		$1,341,011	$1,001,036	$1,261,497

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board:
/s/ Stephen K. Fane	Director	/s/ Christopher Ng		Director

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Comprehensive Loss
(Expressed in US Dollars)

		Year Ended March 31,
	Note	2012	2011
			Restated see (Note 22)
EXPENSES
Product development	11	$949,280	$1,520,297
General and administrative	12	809,380	3,940,796
Loss from operations		(1,758,660)	(5,461,093)
Interest and financing costs	13	(159,134)	(514,551)
Non-operating gains (losses)	14	26,565	1,701,425
Loss and comprehensive loss		$(1,891,229)	$(4,274,219)
Basic and diluted loss per share		$(0.02)	$(0.07)

Weighted average number of common shares outstanding	21	91,859,221	58,047,835

The accompanying notes are an integral part of these consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Changes in Equity
(Expressed in US Dollars)

Restated see Note 22 and see Note 10b for more details.

	Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated deficit from prior operations	Accumulated deficit during development stage	Total equity
Balance at April 1, 2010	$39,011,557	$4,159,012	$126,000	$-	$(2,265,325)	$(45,842,468)	$(4,811,224)
Loss for the year	-	-	-	-	-	(4,274,219)	(4,274,219)
Share capital issued	4,853,678	-	-	-	-	-	4,853,678
Return of shares to treasury	(10,000)	-	-	-	-	-	(10,000)
Warrant modification		537,494	-	-	-	-	537,494
Equity component of convertible debt	-	-	-	5,496	-	-	5,496
Warrants issued	-	67,529	-	-	-	-	67,529
For contributed services	-	126,000	(126,000)	-	-	-	-
Commitment to issue shares			1,158,302	-	-	-	1,158,302
Fair value of options	-	752,462	-	-	-	-	752,462
Stock-based compensation	-	255,069	-	-	-	-	255,069
Balance at March 31, 2011	$43,855,235	$5,897,566	$1,158,302	$5,496	$(2,265,325)	$(50,116,687)	$(1,465,413)

Loss for the year	-	-	-	-	-	(1,891,229)	(1,891,229)
Share capital issued
For private placements	331,254	-	-	-	-	-	331,254
Share issuance expenses	(30,709)	-	-	-	-	-	(30,709)
For services	1,229,211	-	-	-	-	-	1,229,211
Transfer from contributed surplus upon exercise of warrants	77,867	(77,867)	-	-	-	-	-
Share issue commitment	-	-	(1,155,302)	-	-	-	(1,155,302)
Fair value of shares issued on exercise of warrants	-	(40,000)	40,000	-	-	-	-
Equity component of convertible debt	-	-	-	(3,278)	-	-	(3,278)
Stock-based compensation (Note 12)	-	(326,152)	-	-	-	-	(326,152)
Balance, March 31, 2012	$45,462,858	$5,453,547	$43,000	$2,218	$(2,265,325)	$(52,007,916)	$(3,311,618)

The accompanying notes are an integral part of these consolidated financial statements

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

		Year Ended
		March 31,
	Note	2012	Restated see (Note 22)
OPERATING ACTIVITIES
Loss for the year		$(1,891,229)	$(4,274,219)
Items not involving cash:
Interest and accretion		159,134	454,462
Warrant modification in investor relations and finder’s fees		-	67,529
Share based payment expense		(260,086)	2,500,675
Shares issued for interest, accretion and fees		-	60,000
Loss (gain) on settlement of debts		-	(2,096,124)
Write-down of property and equipment		-	250,748
Gain on disposal of vehicles, net, Note 6		(27,556)	-
Write-off (recovery of receivable)		20,146	(2,997)
Write-down of product license		1	-
Amortization		25,183	176,415
Foreign exchange loss (gain)		338	6,385
Changes in non-cash working capital items	(Note19(a))	865,179	1,019,862
Cash used in operating activities		(1,108,890)	(1,837,264)
INVESTING ACTIVITIES
Property and equipment		(683)	-
Proceeds from disposal of assets		39,306	-
Cash provided from investing activities		38,623	-
FINANCING ACTIVITIES
Advances from related parties		-	1,477,653
Proceeds from promissory notes		1,201,285	26,000
Repayment of promissory notes		(25,000)	(169,488)
Repayment of interest		-	(175,606)
Proceeds from issuance of common shares		62,238	1,537,869
Share issue expense		(4,868)	(77,297)
Repayments of long-term debt and convertible notes		-	(792,898)
Proceeds from share subscriptions		248,018	21,000
Cash generated by financing activities		1,481,673	1,847,233
Increase (decrease) in cash and cash equivalents during year		411,406	9,969
Cash and cash equivalents, beginning of year		31,936	21,967
Cash and cash equivalents, end of year		$443,342	$31,936

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

1.      CORPORATE INFORMATION

Alterrus Systems Inc, (formerly Valcent Products Inc.) (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current business activity is to focus on the continued development, marketing and operating of the Company’s High Density Vertical Growth System (“VertiCrop”) designed to produce higher yield of leafy green vegetables in any climate using a fraction of the resources needed for field agriculture. On June 16, 2012, the Company changed its name to Alterrus Systems Inc. The Company is listed on the OTCQB, having the symbol ASIUF. On July 26, 2012 the Company was successful in obtaining a Canadian National Stock Exchange (CNSX) listing, having the symbol of ASI.The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

2.      BASIS OF PREPARATION

(a)   Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is the first time that the Company has prepared its financial statements in accordance with IFRS, having previously prepared its annual financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (pre-changeover Canadian GAAP)

These consolidated financial statements have been prepared in compliance with IFRS as issued by the IASB. Subject to certain transition elections and exemptions disclosed in Note 22, the Company consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at April 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 22 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended March 31, 2011 prepared under pre-changeover Canadian GAAP.

The consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2012.

(b)   Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of derivative liabilities at fair value through profit or loss.

The consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

2.      BASIS OF PREPARATION (continued)

(c)   Going Concern of Operations

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-ventures, corporate collaboration and licensing arrangements. However, there can be no assurance that the Company will be successful in its future financing attempts.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2012, the Company had not yet achieved profitable operations, had a deficit during the development stage of $52 million and working capital deficit of $3.8 million.  The Company’s focus is furthering its development and commercialization of its VertiCrop system, therefore it will incur future losses. These factors cast substantial doubt as to the Company’s ability to continue as a going concern. The Company is dependent upon its ability to raise the necessary funds and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at March 31, 2012, the Company had cash and cash equivalents of $443,342 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254. Subsequent to March 31, 2012, the Company was able to raise an additional $1,750,000 through an unsecured convertible debenture, facility agreement with a financial institution and an operating line of credit to support operations and the construction of commercial VertiCrop System in downtown Vancouver. See Note 23. Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months, further financing will be required for operations.  While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation

These consolidated financial statements include the annual accounts of the Company and its wholly-owned subsidiaries, Valcent Products EU Limited (incorporated in the United Kingdom), and Valcent Manufacturing Ltd. (incorporated in the United Sates), and two months accounts of Local Garden Vancouver Inc., a newly incorporated entity in Canada. Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company transactions, balances and unrealized gains and losses on intercompany transactions have been eliminated. The accounting policies and year ends of the Company’s subsidiaries are consistent with those applied by the Company.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)   Foreign currency transactions

Foreign currency accounts are translated into United States dollars as follows:

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

(c)   Segment reporting

A business segment is a component of the Company’s assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The directors have determined that the Company operates in one business segment being the research, product development, operations and resale of the VertiCorpTM System.

(d)   Property, plant and equipment

Recognition and Measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.  Any corresponding liability is recognized within provisions.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)   Property, plant and equipment (continued)

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within non-operating gains and (losses) in the consolidated statement of comprehensive loss.

Depreciation

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease. Other assets are amortized using the straight-line method over 10 years for buildings, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and vehicles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

The assets’ depreciation methods, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Non-current assets classified as held for sale are measured at the lower of:

•	their carrying amount immediately prior to being classified as held for sale in accordance with the Company's accounting policy; and
•	fair value less costs to sell.

Following their classification as held for sale, non-current assets are not depreciated. As the fair value of the assets less costs to sell exceeds their remaining carrying amount, no impairments had to be recorded in the reporting period.

(e)   Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.  For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)    Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year end.  Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

(g)   Financial Instruments

Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, or available for sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.  The Company has no financial assets at fair value through profit or loss, held to maturity investments, or available for sale financial assets.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets, and have not been designated as either fair value through profit and loss or available for sale. After initial measurement loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)   Financial Instruments (continued)

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in Note 17.

Financial Liabilities

Financial liabilities are classified either as fair value through profit or loss or as other financial liabilities, based on the purpose for which the liability was incurred. Other financial liabilities comprise trade payables and accrued liabilities, promissory notes, debt portion of convertible note and amounts due to related parties. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carrying in the statement of financial position.  Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Trade payable amounts are unsecured.

Compound Instruments

The Company may issue compound financial instruments such as convertible notes.  Upon issuance, the Company determines whether the conversion feature represents an equity component or liability component.  When the conversion feature represents an equity component, the proceeds received on issue of the convertible note are allocated into their liability and equity components.  The amount initially attributed to the debt component equals the discounted cash flows using a market rate of interest that would be payable on a similar debt instrument that does not include an option to convert.  Subsequently, the debt component is accounted for as a financial liability measured at amortized cost until extinguished on conversion or maturity of the note.  The remainder of the proceeds is allocated to the conversion option and is recognized within shareholder’s equity, net of income tax effects.

If the conversion feature represents a liability, or if the convertible note includes any other embedded derivatives they will be separated from the host contract and accounted for as a derivative when the following three criteria are satisfied:

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	When the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the statement of comprehensive loss.

The difference between the fair value of the total compound instrument and the fair value of the embedded derivative is assigned to the host contract. The embedded derivative is fair valued each reporting period using an appropriate fair value valuation model with changes in the fair value being recognized immediately in net loss and comprehensive loss.

(h)   General Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a  past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(i)	Taxation

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive loss/income.

Current tax is the expected tax payable or recoverable on the taxable profit or loss for the year, using rates enacted or substantively enacted at the balance sheet date, and any adjustments to the tax payable in respect of previous years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)    Share Capital

The Company’s common shares, preferred shares, certain share warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Stock-Based Compensation

The Company makes equity-settled stock-based payments to certain Company employees under the terms of its employee stock option scheme. In addition to those granted under the Company’s employee stock option scheme, the Company has granted stock options to some advisers. The fair value of options granted to employees is recognized as an employee expense and to advisers as professional fees, with a corresponding increase in equity by way of a credit to contributed surplus.

The fair value of stock-based payments to employees is measured at grant date and expensed on a straight-line basis over the expected vesting period. The fair value of the options granted is measured using a Black-Scholes valuation model, taking into account the terms and conditions upon which the options were granted.

Where stock-based payments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income.

When the value of goods and services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled stock-based payments are reflected in contributed surplus, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)   Earnings / loss per share

Basic earnings / loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were exercised or converted.  (Note 21)

(l)    Product license and intangible assets

Product license costs include costs to acquire ownership rights and intellectual property relating to the VertiCrop vertical plant growing technology.  Product development costs are expensed before the technology is identified as having economic potential.

Product development costs are capitalized when it is identified as having economic potential.  The product license is considered to have economic potential when it is expected that resources can be legally and economically developed.  Prior to capitalizing such costs, management determines that the following conditions have been met:

i)	There is a probable future benefit that will contribute to future cash inflows;
ii)	The Company can obtain the benefit and control access to it;
iii)	The transaction or event giving rise to the benefit has already occurred.

(m)  Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the arrangement conveys a right to use the asset. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financing expense. Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease.

(n)   Inventory

Inventories are stated at the lower of cost and net realizable value.  Costs include consumable parts and supplies, operating materials and transportation costs.  Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is determined not to be recoverable.  When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)    Standards, amendments and interpretations not yet effective

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted unless otherwise noted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)
IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

(ii)
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

(iii)
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

(iv)
IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

(v)
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only; or in the period of change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below

(a)   Valuation of Derivative Instruments

IFRS requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and certain non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at each reporting period at their fair value.

In determining whether a contract represents a derivative or contains an embedded derivative, the most significant area where judgment has been applied pertains to the determination as to whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

The Company has measured and classified instruments with conversion features or down-round provision as either compound instruments or host instruments with embedded derivatives. Conversion features that are deemed to be derivative liabilities and embedded derivates that require separation from the host instrument are recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined, which can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of share price volatility, discount rates, interest free rates, defaults and other relevant variables. Fair value of our host debt is based on the comparable market debt without the conversion feature. The fair value of a derivative liability which is not traded in an active market is determined by using valuation techniques, which requires estimation. Standards require the use of a three-level hierarchy for disclosing fair values for instruments measured at fair value on a recurring basis. Judgment and estimation are required to determine in which category of the hierarchy items should be included. When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on our assessment of the lowest level input that is the most significant to the fair value measurement. The Company utilized levels 2 and 3 with regards to the fair value inputs.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

4.     CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(b)   Assets held for sale

During the year ended March 31, 2011, certain assets were classified as held for sale.  Management is committed to selling by negotiating with buyers, receiving offers and counter-offers, and the asset is available immediately for sale as a turn-key operation or real estate.  A real-estate agent is engaged to sell the property and the sale is highly probable within the next twelve months given recent letters of intent to purchase.  Completion of the plan to sell the assets does not require any further significant efforts.  As all criteria were met for classification under held for sale, the land and building in El Paso, Texas have been classified as assets held for sale. There is judgment in relation to assessing whether the asset held for sale is being carried at the lower of carrying amount and the fair value less costs to sell.

(c)   Stock based compensation

The Company accounts for stock-based compensation in accordance with IFRS 2 Share-based payments which requires companies to recognize the cost of such awards of equity instruments based on the grant date fair value of those awards. The Company estimates the fair value of stock option awards on the date of grant utilizing a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of the short term traded options that have no vesting restrictions. Certain key assumptions used in the Black-Scholes model include the expected stock price volatility, forfeitures, dividend yield, interest risk free return and expected term.

5.      CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT

	Land (a)	Building (a)	Equipment	Computer Equipment	Furniture and fixtures	Vehicles	Leasehold improve-ments	Total
COST
Balance, April 1, 2010	$245,485	$648,413	$616,709	$152,149	$84,886	$42,788	$186,828	$1,977,258
Additions						145		145
Reclassification (a)	(245,485)	(648,413)	-	-	-	-	-	(893,898)
Balance, March 31, 2011	-	-	616,709	152,149	84,886	42,933	186,828	1,083,505
Additions	-	-	683	-	-	-	-	683
Disposals	-	-	(29,135)	-	(1,940)	(42,933)	-	(74,008)
Balance, March 31, 2012	$-	$-	$588,257	$152,149	$82,946	$-	$186,828	$1,010,180
DEPRECIATION
Balance, April 1, 2010	$-	$444,582	$273,656	$132,515	$59,675	$17,266	$51,968	$979,662
Depreciation	-	16,062	113,473	11,318	10,036	8,704	16,822	176,415
Write-offs	-	-	104,006	8,316	15,175	5,213	118,038	250,748
Reclassification (a)	-	(460,644)	-	-	-	-	-	(460,644)
Balance, March 31, 2011	-	-	491,135	152,149	84,886	31,183	186,828	946,181
Depreciation	-	-	25,183	-	-	-	-	25,183
Disposals	-	-	(29,135)	-	(1,940)	(31,183)	-	(62,258)
Balance, March 31, 2012	$-	$-	$487,183	$152,149	$82,946	$-	$186,828	$909,106
CARRYING AMOUNTS
April 1, 2010	$245,485	$203,831	$343,053	$19,634	$25,211	$25,522	$134,860	$997,596
March 31, 2011	$-	$-	$125,574	$-	$-	$11,750	$-	$137,324
March 31, 2012	$-	$-	$101,074	$-	$-	$-	$-	$101,074

(a)
During the year ended March 31, 2011, the Company decided to sell its property in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2012, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769) (2011 - $433,254).  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

During the year ended March 31, 2011, as a result of a decision to shift the Company’s focus from being a research and development Company to marketing and commercializing the Company’s VertiCrop System, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,748, being the carrying value of those assets, to the consolidated statement of comprehensive loss.

Disposals

During the year ended March 31, 2012, the Company disposed of vehicles, equipment and furniture for $54,575, of which $15,269 was for settlement of wages at their fair value and $39,306 was received in cash.   Carrying values for the equipment disposed was $nil, except for a vehicle with carrying value of $11,750.  Gain recorded on disposal of capital assets during the year ended March 31, 2012 is $42,825.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

The Company entered into a purchase agreement on April 1, 2009 and amended March 8, 2010, to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology.

During the year ended March 31, 2012, $18,000 (2011 - $192,000) was paid or accrued to the licensor under the terms of the purchase agreement, with such costs recorded as product development costs.

During the year ended March 31, 2012, the Company performed a comprehensive review of the Purchase Agreement and the Company’s improved VertiCrop technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement. Due to this termination, the Product License $1 (2011 - $nil) was written-off during the year.

8.      PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to lenders:

	As at March 31,		At April 1,
	2012	2011	2010
8% and 10% simple interest, unsecured, due on demand (a)	$583,835	$558,212	$1,033,837
18% simple interest, secured, due July 14, 2012 (b)	790,099	-	-
18% simple interest, unsecured, due February 2, 2014 (c)	515,443	-	-
	$1,889,377	$558,212	$1,033,837

(a)	Promissory notes of $583,835 include amounts to related parties. See Note 15 for more details. Total interest accrued during the year ended March 31, 2012 was $53,279 (2011 - $4,843).

(b)
On July 14, 2011, the Company issued a secured promissory note for $700,000 accruing interest at 18% per annum with a conversion feature connected to any unpaid accrued interest. The principal and accrued interest is due on demand with any unpaid accrued interest, at the option of the lender, able to be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two-year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas owned by a wholly-owned subsidiary of the Company. Total interest accrued during the year ended March 31, 2012 is $90,099. This note is past due, due on demand and presented as a current liability.

(c)
On February 3, 2012, the Company issued a promissory note for $501,350 (CDN$500,000) accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures February, 2014 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note and interest at any time without penalty. Total interest accrued during the year ended March 31, 2012 is $14,158. The maturity date of this note was amended to July 20, 2012. This note is past due, due on demand and presented as a current liability.

The Company has designated convertible accrued unpaid interest as at fair value through profit or loss and determined the fair value to be equal the accrued interest given its demand nature.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

9.     CONVERTIBLE NOTES

Date of Issue	Balance, April 1, 2011	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion/ interest	Conversion/ repayments	Balance, March 31, 2012
Feb 2010 (b)	$51,698	$-	$(2,218)	$-	$7,088	$-	$56,568
	$51,698	$-	$(2,218)	$-	$7,088	$-	$56,568

Date of Issue	Balance, April 1, 2010	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion interest or penalty	Conversion/ repayments	Balance, March 31, 2011
July 2008 (a)	$3,913,079	$10,000	$-	$(2,541,774)	$286,083	$(1,667,388)	$-
Feb 2010 (b)	-	51,020	(5,496)	-	6,174	-	51,698
	$3,913,079	$61,020	$(5,496)	$(2,541,774)	$292,257	$(1,667,388)	$51,698

(a)	$2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000 with four investors, one of which was the Company’s now former Chief Financial Officer. The debt is convertible into common shares at the lesser of $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants are exercisable at $9.90 and permit the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and paid $160,000 in cash as transaction costs. The warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company at a price of $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act. These warrants also contained down round provisions.

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

•	Repayment of $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of $250,000 face value of the original note into 312,500 common shares of the Company.
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms for the year ended March 31, 2009.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

9.     CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

The terms of the remaining $1,323,000 convertible promissory notes include the following:

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

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The recognition of the derivative liability recorded was based on its fair value. On December 31, 2009, the convertible note of $2,746,079 included an embedded derivative liability in the amount of $1,870,194. As at April 1, 2010, the derivative liability was reduced to $1,374,774 as a result of a change in fair value inputs. The Company applied the fair value method using Black-Scholes option pricing model in accounting for the derivative utilizing stock price - $0.42; exercise price of $0.294 being 70% of the stock price; risk-free interest rate – 0.41%; expected life – 1 years ; expected volatility – 195%; and expected dividends – nil.

The warrants issued were assessed based on the contractual arrangement in determining whether it exhibits the fundamental liability or equity. The warrants issued to a broker were assessed as broker warrants, presented as equity instruments and valued in accordance with IFRS 2. The warrants issued to the noteholders were assessed as a liability instrument at fair value and re-measured through consolidated comprehensive loss. As at April 1, 2010, the fair value of the noteholders warrants was $1,167,000. The Company computed the fair value of this derivative using the binomial lattice option pricing model using risk-free interest rate – 1.95%; expected life – 1/3 years ; expected volatility – 69.93%; and expected dividends – nil.

During the year ended March 31, 2010, $10,000 was converted into 21,704 common shares of the Company which were returned to the Company during the year ended March 31, 2011.

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

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

9.     CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

On June 15, 2010, the Company issued 3,500,000 common shares at a market rate of $0.20 per common share, settling the $700,000 promissory note.

In return for finding the third party and arranging the conversion of the $700,000 debt acquired by        the third party at $0.20, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a finder fee. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest and finance costs in the consolidated statement of comprehensive loss for the year ended March 31, 2011 (Note 10(e)(v)).

On September 15, 2010, the Company issued 500,000 shares on a prorated ownership basis to the original convertible note holders as a penalty to extend the maturity term of these notes until December 31, 2010 and to increase the rate of default interest from 18% to 30%. The fair value shares were valued at $0.12, being the fair value of the shares on the date of transaction and $60,000 was charged to interest and finance costs in the consolidated statement of comprehensive loss.

On December 31, 2010, the Company agreed to pay the original convertible note holders a penalty for delays in negotiating the final repayment of the fully matured outstanding principal and interest in the amount of $104,653. This amount was charged to interest and finance costs in the consolidated statement of comprehensive loss.

On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties accrued during the year ended March 31, 2011 in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had no further claims over the assets of the Company.

As part of the original debt agreement, the noteholders’ warrants were subject to a down round provision in the event the Company closed an equity offering at a price lower than the original exercise price on the warrants. Under this provision, the noteholders had a right to the issuance of 29,360,166 additional warrants at an exercise price of $0.15 expiring under the original July 2013 expiry date. The Company and the convertible noteholders agreed to remove the reset provision on the warrants and amend the issuance of warrants to be limited to 4,047,686 warrants for a two-year period ending January 14, 2013. The fair value of the additional warrants of $445,650 was included in the final determination of the gain on settlement of debt in the consolidated statement of comprehensive loss. (Note 10 (e)(ii)). This change was determined to be significant and resulted in an extinguishment of the liability instrument.

The de-recognition of the derivative liabilities and any fair value adjustments during the March 31, 2011 year in connection with the extinguishment of the convertible note and noteholder warrants with down round provisions was recorded to gain on settlement of debt in the consolidated statement comprehensive loss in accordance with IFRIC 19.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

9.     CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

The following are continuity schedules for the convertible debt and related derivative liability and further details of gain on settlement of debt associated with the final settlement:

Convertible Note

Balance, April 1, 2010 (interest and principal)	$1,371,305
Fair value of returned common shares	10,000
June 15, 2010, partial settlement	(700,000)
Accrued interest and settlement penalty fees	286,083
Interest paid by issuance of 135,925 shares	(32,622)
February 2011, final settlement	(934,766)
Balance, March 31, 2011	$-

Derivative Liability

Balance, April 1, 2010	$2,541,774
De-recognition of derivative liability – convertible debt	(1,374,774)
De-recognition of derivative liability – warrant with down round provision	(1,167,000)
Balance, March 31, 2011	$-

Gain on Settlement of Debt

De-recognition of derivative liability – convertible debt	$(1,374,774)
De-recognition of derivative liability – warrant with down round provision	(1,167,000)
Fair value of additional warrants issued (Note 10 (e)(ii))	445,650
Gain on settlement of debt, year ended March 31, 2011	$(2,096,124)

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

9.     CONVERTIBLE NOTES (continued)

(b)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

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

On February 14, 2012, the Company entered into an amendment to the convertible note whereby, the maturity date was extended to February 15, 2013, the interest rate was increased to 10% per annum, the unit conversion price was reduced to $0.10 and the share purchase warrant price was reduced to $0.20. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component. All other terms, conditions, covenants, obligations or agreements contained in the Note were not affected.  The amendment of this note resulted in a substantial modification and a gain of $2,066 recognized within interest and finance cost in consolidated comprehensive loss.

The Company used the residual method to allocate a value of $2,218 to the equity component of the amended convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the year ended March 31, 2012, the Company recorded $7,088 (2011 - $6,174) in interest, and finance costs in relation to this convertible note.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number	Share capital	Contributed surplus Restated see (Note 22)
Balance at April 1, 2010	52,175,329	$39,011,557	$4,159,012
Share capital issued:
For private placements (vi)	10,192,365	1,528,855	-
Share issuance expense (vi)		(77,297)
For settlement of debt (vii)	15,636,656	2,345,498	-
For investor relation services (viii)	600,000	144,000	-
For consulting services (ix)	500,000	120,000	-
For payment of interest (Note 9(a))	135,925	32,622	-
For conversion of convertible debt (Note 9(a))	3,500,000	700,000	-
For extension of convertible debt (Note 9(a))	500,000	60,000	-
Return of shares to treasury (Note 9(a))	(21,704)	(10,000)	-
Warrant Modification (Note 10 (e)(ii) & (iv))	-		537,494
Warrants issued (e(i))	-	-	67,529
For contributed services (x)	-	-	126,000
Fair value of management and finance options (v)	-	-	752,462
Stock-based compensation)	-	-	255,069
Balance at March 31, 2011	83,218,571	$43,855,235	$5,897,566

Share capital issued:
For private placements (i)	3,794,413	331,254	-
Share issuance expense (i)		(30,709)	-
For consulting services (ii)	200,000	26,500	-
For investor relation services (iii)	450,000	59,250	-
Management and finance incentive (iv)	7,323,019	1,143,461	-
Transfer from contributed surplus upon exercise of warrants (e(iii))	-	77,867	(77,867)
Fair value of common shares issued on exercise of warrants (e(iii))	-	-	(40,000)
Stock-based compensation (vi) & (d)	-	-	(326,152)
Balance, March 31, 2012	94,986,003	$45,462,858	$5,453,547

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.   SHARE CAPITAL AND RESERVES (continued)

(b)   Issued and outstanding: (continued)

During the year ended March 31, 2012, the Company:

(i)
Issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,439 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price. Total share issuance costs connected with the private placement was $4,868 as a finder’s fee.

Issued 758,150 units at a price of $0.10 per unit for gross proceeds of $75,815 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price.

Issued 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price.

(ii)	Issued 200,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of service of $26,500 (Note 12).

(iii)	Issued 450,000 common shares in connection with two consulting services contracts for investor relations at an aggregate fair value of service of $59,250 (Note 12).

(iv)
Pursuant to the December 14, 2010 private placement in (v), the Company issued an additional 352,805 common shares to management and 323,019 to a broker for a total of 7,323,019 common shares.  The additional shares to management were valued at $54,069 based on the grant date of the shares charged to stock-based compensation. (Note 12) The additional shares to the broker were valued at $25,801 being the fair value of service provided.

In addition, pursuant to this agreement an additional 675,824 options were earned to bring the total options earned to 7,323,019. The Company applied the fair value method using Black-Scholes option pricing model in accounting for these options.  by using a risk-free interest rate – 2.00%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The fair value of these options was $421,489 which is lower than the previous estimate of $752,462 recorded for the period ended March 31, 2011. This resulted in a recovery of $330,976 to stock-based compensation in the consolidated statement of comprehensive loss. See Note 12.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.   SHARE CAPITAL AND RESERVES (continued)

(b)   Issued and outstanding: (continued)

During the year ending March 31, 2011, the Company:

(v)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and key new management. The PP Agreement included a commitment to the Company along with provisions for the new management group and third party to further the development and improve the marketability of the VertiCrop™ vertical plant technology and to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,063,551 based on the grant date and charged to stock–based compensation. (Note 12)

In addition under this PP Agreement the parties could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares above. As March 31, 2011, the parties were entitled to receive 6,647,195 options based on completed performance of raising funds and progressing the VertiCrop to commercialization.  These options were measured at March 31, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the estimated value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of comprehensive loss. (Note 12)

(vi)
Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half of one warrant. Each warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as a finder’s fee and $4,797 as legal fees.

As at March 31, 2011, the Company had not collected $68,000 in respect to share subscriptions for this private placement and was recorded in receivables. During the year ended March 31, 2012, these funds were collected. This is a non-cash transaction in the consolidated statement of cash flows for 2011.

(vii)
During the year ending March 31, 2011, the Company entered into a series of debt settlement agreements whereby it agreed to issue common shares in settlement of certain promissory notes, accounts payable and related party amounts owing. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit, being the fair value of the unit at the date of the settlement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25.  The common shares were subject to a six month lock up agreement.  Trivial value has been attributed to the warrants as the share price at the debt settlement date was equal to the settlement price.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.    SHARE CAPITAL AND RESERVES (continued)

(b)   Issued and outstanding: (continued)

(viii) Issued the following common shares for investor relations services during the year ended March 31, 2011:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of services provided.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of services provided; and
•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value services provided.

(ix) Issued the following common shares for consulting services in respect of product development during the year ended March 31, 2011:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of services provided;

(x) For Contributed Services:

At April 1, 2010, commitment to issue shares includes 300,000 common shares issuable to a former officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares were valued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate fair value of $126,000. During the year ended March 31, 2011, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.    SHARE CAPITAL AND RESERVES (continued)

(c)	Commitment to Issue Shares

At March 31, 2012 and 2011, commitment to issue common shares (or units, where indicated) included the following:

	Number	Amount
Balance at April 1, 2010	300,000	$126,000
Reversal to commitment to issue shares (Note 10(x))	(300,000)	(126,000)
Investor relations (iii)	300,000	51,750
Consulting services (iv)	150,000	22,000
Management Incentive private placement (Note 10(b)(v))	6,647,195	1,063,550
Private placement at $0.15 unit (v)	140,000	21,001
Balance at March 31, 2011	7,237,195	1,158,301

Consulting services (i)	50,000	4,500
Management and finance incentive (Note 10(b)(vi))	675,824	54,069
Private placement at $0.10 unit (Note 10(b)(i) & (ii))	788,150	78,815
Private placement at $0.05 unit (Note 10(b)(i))	1,000,000	50,000
Warrants exercised (Note 10(e)(iii))	800,000	40,000
Shares Issued	(9,721,169)	(1,342,685)
Balance at March 31, 2012	830,000	$43,000

During the year ended March 31, 2012, the Company was committed to issue shares including:

(i)	50,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of $4,500.

(ii)	This includes an additional 30,000 units to be issued at $0.10 per unit with the private placement offering that was closed subsequent to the year end in the aggregate amount of $3,000.

Subsequent to March 31, 2012, all of the commitment to issues shares were issued.

During the year ended March 31, 2011, the Company was committed to issue shares including:

(iii)	300,000 common shares in connection with a consulting services contracts for investor relations at an aggregate fair value of $51,750.

(iv)	150,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of $22,000.

(v)	140,000 units to be issued at $0.15 per unit with the private placement offering that was closed subsequent to the year end in the amount of $21,001.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.    SHARE CAPITAL AND RESERVES (continued)

Committed common shares were valued based on the value of service provided by the respective parties.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares from which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares from which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following table summarizes vested and exercisable stock option activity for the period between April 1, 2010 to March 31, 2012:
	Number of options	Weighted average exercise price
Balance, April 1, 2010	100,000	$0.30
Granted	2,050,000	$0.23
Cancelled	(100,000)	$0.30
Committed to grant (Note 10 (b)(v))	6,647,195	$0.15
Balance, March 31, 2011	8,697,195	$0.18
Granted (Note 10 (b)(iv))	675,824	$0.15
Balance, March 31, 2012	9,373,019	$0.17

During the year ended March 31, 2012, the Company granted 7,323,019 stock options which included the 6,647,195 options it was committed to grant in 2011 (Note 10 (b) (v) (2011 – 2,050,000) to officers, employees, directors and other eligible persons. The weighted average fair value of stock options granted and committed of $0.06 (2011 - $0.14) per option was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended March 31,
	2012	2011
Risk-free interest rate	2.00%	1.98% to 2.9%
Expected life	5 years	5 to 8 years
Expected volatility	100%	100%
Expected dividend per store	$nil	$nil

During the year ended March 31, 2012, the Company recorded stock-based compensation expense of $4,824 for options that vested during the year. (Note 12)

During the year ended March 31, 2011, the Company recorded stock-based compensation expense of $255,069 for the options vested during the year.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.   SHARE CAPITAL AND RESERVES (continued)

(d)	Stock Options (continued)

As at March 31, 2012, the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Options
June 1, 2018	$0.25	1,500,000
July 31, 2018	$0.25	250,000
November 30, 2018	$0.10	300,000
September 30, 2016	$0.15	7,323,019
Total		9,373,019

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the period from April 1, 2010 to March 31, 2012:

	Number of warrants	Weighted average exercise price
Balance, April 1, 2010	8,813,200	$0.63
Warrants issued	20,509,092	$0.22
Warrants forfeited	(90,354)	$13.50
Balance, March 31, 2011	29,231,938	$0.30
Warrants issued (Note 10 (b)(i) & 10(e)(iii))	3,988,710	$0.12
Warrants forfeited	(8,289,484)	$0.50
Warrants exercised (iii)	(4,800,000)	$0.05
Balance, March 31, 2012	20,131,162	$0.22

As at March 31, 2012, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
May 31, 2012	(i)	$0.30	875,000
January 14, 2013	(ii)	$0.15	4,444,444
February 18, 2013		$0.25	4,776,183
March 31, 2013		$0.25	320,000
April 1, 2013		$0.25	7,818,328
June 14, 2013		$0.25	518,132
October 13, 2013		$0.15	379,075
December 13, 2013		$0.10	500,000
January 24 , 2014		$0.10	500,000
Total			20,131,162

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

(i)
875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a fee for arranging a finance transaction. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest and finance costs in the consolidated statement of comprehensive loss for the year ended March 31, 2011. Subsequent to March 31, 2012, these warrants expired un-exercised.

(ii)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.75%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to gain on settlement of debt with a corresponding credit to contributed surplus. See Note 9(a).

(iii)
As part of a negotiation with a warrant broker holder during the year ended March 31, 2012, the Company agreed to issue an additional 2,091,503 warrants at $0.05 for a two-year period ending July 16, 2013 and to reset the exercise price of the current outstanding warrants from $0.40 to $0.05.

The warrant holder exercised the 4,800,000 warrants on a cashless basis resulting in 800,000 common shares to be issued valued at $40,000. As a result of this exercise $77,867 was charged to share capital with the corresponding debit to contributed surplus representing the cumulative charges to contributed surplus for these warrants. The 800,000 common shares were issued subsequent to year end.

(iv)
In 2010, the Company amended the terms of certain warrants with expiry date of July 17, 2010 issued previously as part of a private placement.  The original expiration date of July 17, 2010 was extended to July 17, 2011. The warrant extensions resulted in additional stock-based compensation expense of $91,844 which was charged to stock-based compensation as the holder of these warrants was a related party of the Company, with a corresponding credit to contributed surplus to the March 31, 2011 year end.  The Company applied the fair value method using Black-Scholes option pricing model in accounting for the amended terms of the warrants utilizing risk-free interest rate – 1.6%; expected life – 1 year ; expected volatility – 100%; and expected dividends – nil. These warrants have expired unexercised.

(f)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Contributed Surplus’, and ‘Accumulated Deficit’.

‘Contributed Surplus’ is used to recognize the value of stock option grants and share warrants prior to exercise.

‘Commitment to Issue Shares’ includes common shares committed to management, consultants and investor relations companies under fundraising agreements, and committed under private placements for proceeds received.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

10.	SHARE CAPITAL AND RESERVES (continued)

(f)     Nature and Purpose of Equity and Reserves (continued)

‘Accumulated Deficit During the Development Stage’ is used to record the Company’s change in deficit from earnings from period to period relating to the Company’s current business plan after April 1, 2005.

‘Accumulated Deficit From Prior Operations’ was used to record the Company’s change in deficit from earnings from the period of incorporation to April 1, 2005.

11.   PRODUCT DEVELOPMENT EXPENSES

		Year Ended March 31,
	Note	2012	2011
Product research	7	$148,574	$592,921
Site contractor	15	63,004	103,252
Consulting fees	10b & 15	737,702	824,124
		$949,280	$1,520,297

12.	GENERAL AND ADMINISTRATIVE EXPENSES

		Year Ended March 31,
	Note	2012	2011
Investor relations	10b	$98,639	$384,636
Advertising and media development		25,014	49,817
Professional fees	15	421,935	531,571
Office and miscellaneous		306,604	238,775
Travel		107,728	260,654
Amortization		25,183	176,415
Rent	15	82,967	116,311
Stock-based compensation (recovery)	10b&d	(272,083)	2,162,925
Filing and transfer agent fees		13,393	19,692
		$809,380	$3,940,796

Stock-based compensation (recovery)	Note	2012	2011

PP Agreement options	10b(iv)	$(330,976)	$752,462
PP Agreement shares	10b(iv)(v)	54,069	1,063,551
2,050,000 option grant	10(d)	4,824	255,069
Warrant extension	10(e)(iv)	-	91,843
		$(272,083)	$2,162,925

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

13.   INTEREST AND FINANCING COSTS

		Year Ended March 31,
	Note	2012	2011
Debt interest	15	$156,043	$511,877
Accretion and other		3,091	2,674
		$159,134	$514,551

14.   NON-OPERATING GAINS (LOSSES)

		Year Ended March 31,
	Note	2012	2011
			Restated see (Note 22)
Foreign exchange (loss)		$(614)	$(146,948)
(Provision for) recovery of advances		(15,646)	2,997
Gain on settlement of debts	9	-	2,096,124
Gain on disposal of assets	6	42,825	-
Write-down of property and equipment	6	-	(250,748)
		$26,565	$1,701,425

15.   RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

During the year end March 31, 2012, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	Year ended March 31,
	2012	2011
Product development - consulting	$17,124	$400,944
Debt interest	18,103	171,710
Professional fees	-	20,000
Rent	-	2,349
	$35,227	$595,003

The related party transactions are in the ordinary course of business.

At March 31, 2012 and 2011 and April 1, 2010, due to related parties was comprised of amounts owing to key management or former key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

15.   RELATED PARTY TRANSACTIONS (continued)

The amounts owing of $941,661 (2011 - $255,378 and April 1, 2010 - $253,429) were non-interest bearing and had no specific terms of repayment for the year ended March 31, 2012.

At March 31 2012, included in promissory notes payable from Note 8 is $199,997 (2011 - $558,212 and April 1, 2010 - $983,317) owing to key management and $371,850 to former key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the year ended March 31, 2012 and 2011. (Note 7).

Key Management Compensation

Key management personnel compensation comprised:

	Year ended March 31,
	2012	2011
Salaries and short-term employee benefits	$716,768	$250,537
Share-based payments (recovery)	(33,951)	1,312,931
	$682,817	$1,563,468

16.  COMMITMENTS

Commitments not disclosed elsewhere in these consolidated financial statements are as follows:

Leased premises

Subsequent to the year ended March 31, 2012, the Company entered into an agreement with a company controlled by a former director of the Company (collectively referred to as “GBS”). Under this agreement GBS would assume all past and present obligations and liabilities including but not limited to all the past due rent under the Company’s lease in Launceston, Cornwall, UK. In addition, GBS has entered into a new lease for these premises. For this arrangement, the Company agreed to pay GBP 5,000 and issue a right to an exclusive sales territory within the UK.  The GBP 5,000 ($7,983) has been recorded to accounts payable and accrued liabilities.

Service agreements

During the year ended March 31, 2011, the Company entered into an agreement with a non-related party for investor relations services with the following terms, CDN $3,000 (US $3,022) a month and 300,000 common shares which were earned but not issued and included in commitment to issue shares as at March 31, 2011. The common shares were issued during the year ended March 31, 2012. (Note 10(c)). The agreement was cancelled subsequent the year ended March 31, 2012.

During the year ended March 31, 2011, the Company entered into an agreement with a non-related party for internet marketing services for a one year term, CDN $1,500 (US $1,512) a month and 50,000 common shares every quarter until it’s maturity. As at March 31, 2011, the remaining 50,000 common shares were earned but not issued and included in commitment to issue shares as at March 31, 2011. The common shares were issued during the year ended March 31, 2012. (Note 10(c)). The agreement was cancelled during the year.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

16.   COMMITMENTS (continued)

During the year ended March 31, 2012, the Company entered into an agreement with a non-related party to assist the Company with establishing a commercial site for its VertiCrop System for a four month term. Any extensions would be mutually agreed. Contingent to successfully securing the necessary financing and the ordering of VertiCrop components for the new commercial site the non-related party would receive a commission of CDN $120,000 (US $120,324) and 200,000 common shares. Subsequent to the year ended March 31, 2012, the non-related party earned its commission and common shares which are being paid and issued over a predetermined schedule.

Legal matters

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, Management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. Subsequent to March 31, 2012, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

Registered Security

A third party has a registered a claim against the Company for repayment of an outstanding payable in the amount of CDN $163,000 ($163,440).

17.  FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as loans and receivable, which is measured at amortized costs. Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties are designated as other financial liabilities, which are measured at amortized cost.  The convertible accrued interest payable is measured at fair value. Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss.

(a)	Fair Value of Financial Instruments

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Refer to Note 3(g) for an explanation of the fair value hierarchy applied.

March 31, 2012	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$-	$-	$-
	$-	$-	$-	$-

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$-	$-	$-
	$-	$-	$-	$-

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

17.   FINANCIAL INSTRUMENTS (continued)

The derivative liabilities of $2,541,774 were derecognized on extinguishment during the year ended March 31, 2011.

There are no assets or liabilities transferred from one level to another in the hierarchy during the year months ended March 31, 2012.

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

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. Management periodically assesses the recoverability of the receivables at a detailed level to mitigate the credit risk. The majority of the receivables relate to GST/HST from the Canada Revenue Agency which is expected to be recovered on filing its tax returns. The Company acknowledges that a portion of this receivable is pledged to settle an outstanding debt. See Note 16.

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the United States dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables, accounts payable, promissory notes payable and convertible notes denominated in British pounds and Canadian dollars as follows:

	Canadian dollars	US Dollars	British Pounds	US Dollars
Cash and cash equivalents	$443,737	$444,935	£(2,122)	$(3,393)
Accounts payable and accrued liabilities	$1,033,772	$1,036,248	£74,113	$118,484
Due to related parties	$939,125	$941,661
Promissory notes payable	$526,011	$527,432

A 10% change in the US dollar to the Canadian dollar and British Pound exchange rate at March 31,2012 would have an effect on net loss of approximately +/- $386,000 respect of the above financial instruments.  Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary for items exposed to foreign exchange risk.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

17.  FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

The following are the contractual maturities of financial liabilities at March 31, 2012:

In Dollars	Total	Up to 3 Months	3-12 Months	1 and 2 years
Accounts payable	1,765,023	1,765,023	-	-
Promissory notes payable	1,889,377	-	1,889,377	-
Due to related parties	941,661	941,661	-	-
Convertible notes	56,568	-	56,568	-
	4,652,629	2,706,684	1,945,945	-

As at March 31, 2011
In Dollars	Total	Up to 3 Months	3-12 Months	1 and 2 years
Accounts payable	1,601,161	1,601,161	-	-
Promissory notes payable	558,212	-	558,212	-
Due to related parties	255,378	255,378	-	-
Convertible notes	51,698	-	51,698	-
	2,466,449	1,856,539	609,910	-

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

18.	INCOME TAX

No provision for Canadian, U.S. or UK federal, provincial, or state income taxes has been recorded. The Company is significantly in arrears on filing its statutory income tax returns and is therefore unable to practicably determine the amount of its loss carry forwards at this time.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended March 31, 2012 and 2011. Deferred income tax assets as of March 31, 2012 and 2011 and consist primarily of the tax effect of such net operating loss carry forwards.

The Company has effectively fully provided against any unused deferred income tax assets as of March 31, 2012, and 2011 and April 1, 2010 to reduce such deferred income tax assets to zero, as it is management’s belief that realization of such amounts is not considered probable at this time.

In the ordinary course of business the Company transacts in multiple foreign jurisdictions and is subject to the tax regime of each foreign jurisdiction. The Company records tax contingencies for specific transaction when it determines that the likelihood of an unfavorable outcome is likely and the loss is reasonably estimable. Management currently believes that the Company is not exposed to tax contingencies that could have a material impact on the liquidity results of operations or financial condition of the Company. As at March 31, 2012, the Company has not recorded an accrual for any tax contingencies.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

19.   SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	Year ended March 31,
	2012	2011
Receivables	$(55,115)	$(103,421)
Prepaids	70,149	6,535
Inventory	-	11,578
Due to related parties, trade payables	686,283	186,829
Accounts payable	163,862	918,341
	$865,179	$1,019,862

      Non cash flow transactions not disclosed elsewhere in the consolidated financial statements.

Supplemental cash flow information

	Year ended March 31,
	2012	2011
Shares issued on conversion of convertible notes	$-	$700,000
Fair value of agent’s warrants extension	$-	$138,462
Shares issued for promissory note interest	$-	$140,553

20.   SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale of VertiCorpTM System. The Company’s segment comprises of three geographic locations with no revenue during all years reported.

	March 31,		April 11
	2012	2011	2010
Property and equipment
United States	$-	$-	$490,034
United Kingdom	101,074	137,324	507,562
Canada	-	-	-
	$101,074	$137,324	$997,596

	March 31,		April 1,
	2012	2011	2010
Assets held for sale
United States	$433,254	$433,254	$-
United Kingdom	-	-	-
Canada	-	-	-
	$433,254	$433,254	$-

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

21.  BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended March 31, 2012 and 2011 was based on the following:

	Year ended March 31,
	2012	2011
		Restated see (Note 22c)
Loss attributable to common shareholders	$(1,891,229)	$(4,274,219)
Weighted average number of common shares outstanding	91,859,221	58,047,835

The calculation of diluted loss per share excludes the effects of various conversions and the exercise of options and warrants and similar instruments totaling 32.5 million (2011: 77.9 million) that would be anti-dilutive.

22.  FIRST TIME ADOPTION OF IFRS

The Company’s financial statements for the year ending March 31, 2012 are the first annual financial statements that are prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was April 1, 2010 (the “Transition Date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian generally accepted accounting principles (“pre-changeover Canadian GAAP”). In preparing opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

Optional Exemptions

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover

Canadian GAAP to IFRS are as follows:

Business Combinations
The Company elected not to retrospectively apply IFRS 3, Business Combinations, to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Compound Financial Instruments
The Company has elected not to retrospectively separate the two portions of equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

Share based Payments
The Company has elected not to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the Transition Date.  The Company has also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the date of transition to IFRS.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.  FIRST TIME ADOPTION OF IFRS (continued)

Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 - “The effects of Changes in Foreign Exchange Rates”, for cumulative translation differences that existed at the date of transition to IFRS.   The Company has chosen to apply this election and has eliminated the cumulative translation differences and adjusted deficit by the same amount at the date of transition to IFRS.   If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

Mandatory Exceptions

Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively from the Transition Date.  As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Estimates
The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result the Company has not used hindsight to revise estimates.

Reconciliations of pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no effect on the cash flows balances of the Company and therefore, no reconciliation of the statement of cash flows has been prepared.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.	FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Statement of Financial Position as at April 1, 2010 – Transition Date

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$21,967	-	$21,967
Receivables		125,532	-	125,532
Prepaid expenses		104,823	-	104,823
Inventories		11,578	-	11,578
Total current assets		263,900	-	263,900
Non-current assets
Property and equipment		997,596	-	997,596
Product license		1	-	1
Total non-current assets		997,597	-	997,597
Total assets		$1,261,497	-	$1,261,497

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$872,376	-	$872,376
Promissory notes payable		1,033,837	-	1,033,837
Due to related parties		253,429	-	253,429
Convertible notes		1,371,305	-	1,371,305
Derivative liability	c	567,000	1,974,774	2,541,774
Total current liabilities		4,097,947	1,974,774	6,072,721
Shareholders’ deficiency
Share capital		39,011,557	-	39,011,557
Contributed surplus		5,023,657	(864,654)	4,159,003
Commitment to issue shares		126,000	-	126,000
Accumulated other comprehensive income	a	1,896,609	(1,896,609)	-
Accumulated deficit from prior operations		(2,265,325)	-	(2,265,325)
Accumulated deficit during the development stage	a, c	(46,628,948)	786,489	(45,842,459)
Total shareholders’ deficiency		(2,836,450)	(1,974,774)	(4,811,224)
Total equity and liabilities		$1,261,497	-	$1,261,497

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Statement of Financial Position as at March 31, 2011

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
			Restated see Note (22c)	Restated see Note (22c)
ASSETS
Current assets
Cash and cash equivalents		$31,936	-	$31,936
Receivables		300,233	-	300,233
Prepaid expenses		98,288	-	98,288
Inventories		-	-	-
Total current assets		430,457	-	430,457

Non-current assets
Assets held for sale		433,254	-	433,254
Property and equipment		137,324	-	137,324
Product license		1	-	1
Total non-current assets		570,579	-	570,579
Total assets		$1,001,036	-	$1,001,036

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$1,601,161	-	$1,601,161
Promissory notes payable		558,212	-	558,212
Due to related parties		255,378	-	255,378
Convertible notes		51,698	-	51,698
Total current liabilities		2,466,449	-	2,466,449
Shareholders’ deficiency
Share capital	c	43,808,617	46,618	43,855,235
Contributed surplus	c, d	6,769,270	(871,704)	5,897,566
Commitment to issue shares	e	1,403,320	(245,018)	1,158,302
Equity component of convertible note		5,496	-	5,496
Accumulated other comprehensive income	a	1,896,609	(1,896,609)	-
Accumulated deficit from prior operations		(2,265,325)	-	(2,265,325)
Accumulated deficit during the development stage	a, c, d,e	(53,083,400)	2,966,713	(50,116,687)
Total shareholders’ deficiency		(1,465,413)		(1,465,413)
Total equity and liabilities		$1,001,036	-	$1,001,036

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of the Statement of Comprehensive Loss for the year ended March 31, 2011

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
			Restated see (Note 22c)	Restated see (Note 22c)

EXPENSES
Product development		$1,520,297	-	$1,520,297
General and administrative	d,e	4,146,255	(205,459)	3,940,796
Loss from operations		(5,666,552)	205,459	(5,461,093)
Interest and financing costs		(514,551)		(514,551)
Non-operating expenses	c	(273,349)	1,974,774	1,701,425
Net loss and comprehensive loss attributable to equity holders		$(6,454,452)	2,180,233	$(4,274,219)

Loss per share – basic and diluted		$(0.11)	0.04	$(0.07)
Weighted average number of common shares outstanding		58,047,835		58,047,835

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.   FIRST TIME ADOPTION OF IFRS (continued)

IFRS Transition Differences

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation

Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self-sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS the Company is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of property and equipment

IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Adjustments on transition to IFRS:

(a)	Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2011. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference against accumulated deficit on transition. This election resulted in a decrease on deficit on transition of $1.9M.

Impact on Consolidated Statements of Financial Position

	March 31, 2011	April 1, 2010
Decrease accumulated other comprehensive income	$(1,896,609)	$(1,896,609)
Decrease accumulated deficit during development stage	$1,896,609	$1,896,609

(b)	Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company, accordingly no separate reconciliation is presented.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.   FIRST TIME ADOPTION OF IFRS (continued)

(c)	Derivative liability difference on convertible note

The Company's outstanding convertible notes at April 1, 2010 included embedded conversion options that were not accounted for as derivative liabilities under pre-transition Canadian GAAP.  At the date of transition, these conversion options met the criteria of a derivative instrument liability because the terms of the convertible note require that the conversion price be adjusted in certain circumstances that do not meet the "fixed-for-fixed" criteria.  The impact of this accounting resulted in an increase in the derivative liability from $567,000 to 1,374,774 at April 1, 2010.

In connection with this convertible note, the Company issued warrants with a down round provision which met the criteria of a derivative instrument liability. The impact of this accounting resulted in an increase in the derivative liability by $1,167,000, and a decrease in contributed surplus of $864,645 at April 1, 2010.

During the year ended March 31, 2011, the derivative liability under IFRS of $1,374,774 and $1,167,000 was fully derecognized in connection with the repayment and settlement of the July 2008 convertible note, resulting in a reconciling difference of $1,974,774 between gain on settlement of debt in net loss under Canadian GAAP to IFRS. Under Canadian GAAP, a warrant modification entry was made on reset of the exercise price. Under IFRS, this entry would not have occurred given the instrument was a derivative and fair valued. Therefore, $46,618 was reversed between share capital and contributed surplus representing additional share issuance cost.

Impact on Consolidated Statements of Financial Position and Comprehensive Loss
	March 31, 2011	April 1, 2010
Increase in derivative liability	$-	$(1,974,774)
Decrease in contributed surplus	46,618	864,645
Increase in share capital	(46,618)	-
Increase in accumulated deficit during development stage	$-	$1,110,129

Subsequent to the issuance of the Company’s March 31, 2012 IFRS accounts, management reviewed the treatment of the extinguishment of the derivative liability along with the modification of warrants relating to additional warrants being issued to the noteholders and determined that the 2011 gain on settlement of debt was overstated by $445,650 and contributed relating to the value of the warrants was understated by the same amount.  Such correction related to a transition adjustment previously booked.  The March 31, 2011 consolidated statements of financial position, comprehensive loss, changes in equity and cash flows have been restated for the effect of this change as follows:

 Impact on IFRS transitional adjustment relating to convertible debt (above)
March 31, 2011
Contributed surplus, as previously reported	$492,268
Adjustment to contributed surplus	(445,650)
Contributed surplus, as restated	$46,618

Decrease in accumulated deficit during development stage, as previously reported	$(445,650)
Adjustment to accumulated deficit during development stage	445,650
Net change in accumulated deficit during development stage, as restated	$-

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

22.   FIRST TIME ADOPTION OF IFRS (continued)

Impact on Consolidated Statement of Comprehensive Loss
March 31, 2011
Loss and comprehensive loss, as previously reported	$(3,828,569)
Adjustment to gain on settlement of debt	(445,650)
Loss and comprehensive loss, as restated	$(4,274,219)

There was no impact upon total shareholders’ deficiency, cash flows or loss per share as a result of this adjustment.

(d)	Stock options

Under Canadian GAAP, certain options were remeasured at each vesting date.  Under IFRS, the options should be measured once at the initial grant date, and expensed over the vesting period.

Impact on Consolidated Statements of Financial Position and Comprehensive Loss
	March 31, 2011	April 1, 2010
Increase in stock-based compensation	$39,559	$-
Increase in contributed surplus	$(39,559)	$-

(e)	Measurement Date

Under Canadian GAAP, certain common shares issued were measured at the date they were earned as this was the most reliable measurement date. Under IFRS, these common shares were measured at grant date since the individuals met the definition of an employee. The impact was a reduction in the March 31, 2011 stock-based compensation and commitment to issue shares by $245,018.

Impact on Consolidated Statements of Financial Position and Comprehensive Loss

	March 31, 2011	April 1, 2010
Decrease in stock-based compensation	$(245,018)	$-
Decrease in commitment to issue shares	$245,018	$-

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2012
(Expressed in US Dollars)

23.   SUBSEQUENT EVENTS

•
On May 2, 2012, the Company issued an unsecured convertible debenture in the amount $500,000 accruing interest at 12% per annum with a term to April 19, 2014. Both principal and interest may be converted into units at $0.10 per unit, with each unit consisting of one common share and one three-quarter share purchase warrant, one whole share purchase warrant is for five-year term with an exercise price of $0.15.

•
On April 13, 2012, the Company entered into a Loan Agreement (the “Loan”) in the amount of  $1,000,000 CDN (the “Term Loan”) accruing interest at 8% plus the lenders prime plus 2% to a maximum of 14% per annum The Loan also provides for a revolving loan of $250,000 CDN the “Operating Loan”) accruing interest at the same rate as the Term Loan. The Term Loan matures on April 15, 2019 and the Operating Loan is on demand. The loans are secured by a lien on, and a security interest in, all present and future unencumbered assets of the Company. The Company may repay up to 15% of the outstanding principal amount of the Term Loan on the second and third anniversary date, up to 25% on the fourth anniversary date of the initial loan, thereafter the balance in whole in part without penalty or prepayment compensation. The loans are to be used to build and operate the Company’s first commercial VertiCrop System in downtown Vancouver BC. In addition, the lender will receive for 15 years a monthly 3% royalty based on gross revenues from the operation the VertiCrop System up until the earlier of the maturity date or the date the Company has repaid the loan in full. Thereafter, the royalty will be reduced to 1.5%.

•
On April 5, 2012 the Company entered into a License Agreement to license the parking space consisting of the roof of a parking facility located in Vancouver BC.  The space will be used for the purpose of erecting one or two greenhouses that will incorporated the Company’s VertiCrop System. The initial term of the license is for 10 years with an option of two five year renewals subject to mutual agreement with the Licensor. The monthly rental fees for the entire roof top are $4,800 CDN or $2,400 CDN for each level. It the Company’s intention to erect only one greenhouse and rent one level at this time.

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

ITEM 19. EXHIBITS. - continued

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

5.1	Subsidiaries of Valcent Products Inc., as of September 30, 2008 incorporated by reference to Exhibit 5.1 on Form 20-F filed October 10, 2008.

5.2	Letter from Smythe Ratcliffe addressed to the SEC stating they agree with the statements as required by Item 16F of Form 20-F.

12.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12.2	Certification of Chief Financial Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.1	Certification Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTERRUS SYSTEMS INC.

Date: August 14, 2012	By:	/s/ Christopher Ng
Christopher Ng Chief Executive Officer And Director