Form 20-F
period 2013-03-31
ALTERRUS SYSTEMS INC.
filed 2013-07-31
CIK 1122081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Stephen K. Fane
120 Columbia Street, Vancouver, B.C. Canada V6A 3Z8
     Phone: (604) 764-0483
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

96,016,003 common shares, without par value, issued and outstanding at March 31, 2013, and 96,016,003 common shares, without par value, issued and outstanding as of  July 26, 2013.

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

PART I

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Certain written and oral statements made by the Company and its subsidiaries may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. This includes statements made in this report, in other filings with the Securities and Exchange Commission (“SEC’), in press releases, and in certain other oral and written presentations. Generally, the words “anticipates”, “believes”, “expects”, “plans”, “may”, “will”, “should”, “seeks”, “estimates”, “projects”, “predicts”, “potential”, “continues”, “intends”, and other similar words identify forward-looking statements. All statements that address operating results, events or developments that we expect or anticipate will occur in the future, including statements related to sales, earnings per share results, and statements expressing general expectations about future operating results, are forward-looking statements and are based upon the Company’s current expectations and various assumptions. The Company believes there is a reasonable basis for its expectations and assumptions, but there can be no assurance that the Company will realize its expectations or that the Company’s assumptions will prove correct. Forward-looking statements are subject to risks that could cause them to differ materially from actual results. Accordingly, the Company cautions readers not to place undue reliance on forward-looking statements. We believe that these risks include but are not limited to the risks described in this report under Part I, Item 3, Subsection D entitled “Risk Factors” and Part I, Item 5, entitled “Operating and Financial Review and Prospects” and that are otherwise described from time to time in the Company’s SEC reports filed after this report. These statements appear in a number of places in this Form 20-F and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or officers, with respect to, among other things: (i)  liquidity and capital resources, (ii) financing opportunities and plans, (iii) the ability to attract customers to generate revenues, (iv) competition in the business segment, (v) market and other trends affecting the Company’s future financial condition or results of operations, (vi) its growth and operating strategy, and (vii) the declaration and/or payment of dividends.

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

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this Form 20-F describe the Company’s expectations as of March 31, 2013.
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

ITEM 3. KEY INFORMATION

Alterrus Systems Inc. (“Alterrus” or “ASI”) is an environmentally responsible company that has created a proprietary high density vertical plant growing system that can be used in any climate and requires a small footprint in urban environments. The highly efficient and streamlined system provides cost effective solutions for crop production, with significant operating and capital cost savings over traditional field agriculture. Alterrus wholly owns Local Garden Vancouver Inc., a company that operates urban farms utilizing VertiCrop™ technology to produce consumer packaged produce.

On June 8, 2012, the Company changed its name from Valcent Products Inc. to Alterrus Systems Inc. The common shares began trading under the new name at market open on June 12, 2012. The new trading symbol of the Company is ASIUF with a new CUSIP number of 02153P105.  The Company’s website is www.alterrus.ca.

As at July 26, 2013, 96,016,003 common shares were issued and outstanding, the Company had 1,379,075 warrants outstanding and 10,323,019 share options outstanding (see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Liquidity and Capital Resources).

All amounts are stated in United States dollars unless otherwise noted.

SELECTED FINANCIAL DATA

The selected consolidated financial information set forth below for each of the three years ended March 31, 2013, 2012 and 2011, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended March 31, 2013, 2012 and 2011 filed as part of this Form 20-F under Item 18. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the said consolidated financial statements and related notes thereto. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	2013	2012	2011
Revenue	$42,016	$-	$-
Net loss from operations	$1,673,717	$1,758,660	$5,461,093
Net loss for the year	$1,415,217	$1,891,229	$4,274,219
Loss per share	$0.01	$0.02	$0.07
Weighted average shares outstanding	95,805,044	91,859,221	58,047,835
Total assets	$2,626,341	$1,341,011	$1,001,036
Net assets (liabilities)	$(4,492,816)	$(3,311,618)	$(1,465,413)

Pursuant to SEC Release No. 33-8567 "First-Time Application of International Financial Reporting Standards", the Company is only  required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial  statements for the years ended March 31, 2013, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Exchange Rates

Exchange Rates (CDN to 1 USD) For the five most recent years ended March 31, calculated on the average of 12 month end closing days

March 31, 2013	$0.9824
March 31, 2012	$1.0070
March 31, 2011	$0.9850
March 31, 2010	$0.9219
March 31, 2009	$0.8969

ITEM 3. KEY INFORMATION - continued

Exchange Rates (CDN to 1 USD) for six most recent completed months	Period High	Period Low

June 2013	$0.9835	$0.9500
May 2013	$0.9968	$0.9625
April 2013	$0.9883	$0.9738
March 2013	$0.9838	$0.9699
February 2013	$1.0035	$0.9746
January 2013	$1.0166	$0.9919

Exchange Rate (CDN to 1 USD) July 26, 2013:  $0.97

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

ASI’s business entails a significant degree of risk, and an investment in ASI’s securities should be considered highly speculative. An investment in ASI’s securities should only be undertaken by persons who can afford the loss of their entire investment. The following is a general description of material risks, which may adversely affect the Company’s business, financial condition, including liquidity and profitability, and results of operations, ultimately affecting the value of an investment in shares of ASI common stock.

General Business Risks

ASI is a development stage company and based on the Company’s historical operating losses and negative cash flows from operating activities there is substantial doubt as to its ability to continue as a going concern.

ASI has a history of operating losses and negative cash flows from operating activities, resulting in continued dependence on external financing arrangements. In the event that ASI is unable to achieve or sustain profitability or is otherwise unable to secure additional external financing, ASI may not be able to meet its obligations as they come due, raising substantial doubts as to its ability to continue as a going concern. Any such inability to continue as a going concern may result in security holders losing their entire investment. ASI’s financial statements, which have been prepared in accordance with IFRS, contemplate that it will continue as a going concern and do not contain any adjustments that might result if it were unable to continue as a going concern. Changes in operating plans, existing and anticipated working capital needs, the acceleration or modification of expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will all affect ASI’s ability to continue as a going concern.

From inception, ASI has historically generated minimal revenues while sustaining substantial operating losses and anticipates incurring continued operating losses and negative cash flows in the foreseeable future resulting in uncertainty of future profitability and limitation on operations.

From inception, ASI has generated minimal revenues and experienced negative cash flows from operating losses. It is anticipated that ASI will continue to incur such operating losses and negative cash flows in the foreseeable future, and to accumulate increasing deficits as it increases expenditures for (i) technology, (ii) infrastructure, (iii) research and development, (iv) sales and marketing, (v) interest charges and expenses related to previous equity and debt financings, and (v) general business enhancements. Any increases in ASI’s operating expenses will require us to achieve significant revenues before profitability is attained. In the event that ASI is unable to achieve profitability or raise sufficient funding to cover losses, it may not be able to meet its obligations as they come due, raising substantial doubts as to ASI’s ability to continue as a going concern.

ASI has historically had working capital shortages, even following significant financing transactions.

ASI has had working capital shortages in the past and, although it has raised significant capital through debt and equity offerings, it has generated significant losses, which have impacted working capital. As of March 31, 2013, ASI’s balance sheet reflects a working capital deficit of $5.8 million.  This condition has continued since the date of those financial statements, and it is expected that these conditions will continue for the foreseeable future unless ASI is able to raise a substantial amount of additional financing. In view of the matters described herein, the ability to continue to pursue ASI’s plan of operations as described herein is dependent upon the ability to raise the capital necessary to meet financial requirements on a continuing basis.

ITEM 3. KEY INFORMATION - continued

ASI’s accumulated deficit and level of liabilities make it more difficult to borrow funds.

As of the year ended March 31, 2013, and as a result of historical operating losses from prior operations, ASI has a total accumulated deficit of $26.5 million after a stated capital and deficit reduction of $29 million which was approved by the shareholders pursuant to the Canada Business Corporation Act. Lenders generally regard an accumulated deficit as a negative factor in assessing creditworthiness, and for this reason, the extent of the accumulated deficit, coupled with historical operating losses will negatively impact ASI’s ability to borrow funds if and when required. Any inability to borrow funds, or a reduction in favorability of terms upon which ASI is able to borrow funds, including the amount available, the applicable interest rate and the collateralization required, may affect ASI’s ability to meet obligations as they come due, and adversely affect the business, financial condition, and results of operations, raising substantial doubts as to ASI’s ability to continue as a going concern.

In addition, the Company also has total liabilities of $7.1 million as at March 31, 2013 and total assets of only $2.6 million making it unreasonable to obtain debt due to the imbalance of debt over assets.

ASI’s debt arrangements include the provision of a secured interest in certain assets and may make it more difficult to borrow funds, or default of debt provisions may impact assets and ability to operate; certain unsecured debt instruments are due upon demand and may cause financial liquidity difficulties for the Company.

On July 14, 2011, the Company entered into a Secured Bridge Loan with a third party in the amount of $700,000 giving them a first secured charge on the Company’s  El Paso property presently held for sale thus increasing the costs of borrowing to any  new lenders and making debt instruments less desirable to potential lenders. Proceeds on sale of the El Paso property must first be applied to the Secured Bridge Loan limiting the ability of the Company to use such funds in its operations.

On February 3, 2012, the Company entered into a Bridge Loan with a third party in the amount of CDN $500,000 to be used to construct the Company’s first commercial VertiCrop System.

On April 19, 2012 and December 14, 2012, the Company issued third party unsecured convertible notes in the amounts of $500,000 and $128,000, respectively, bearing interest at 12% per annum.  Proceeds on convertible notes received were used to fund operations.

On April 13, 2012, the Company entered into a loan agreement in the amount of CDN $1,000,000, accruing interest at 8% plus the lenders’ prime plus 2% to a maximum of 14% per annum.  The loan also provides for a revolving loan of CDN $250,000 accruing interest at the same rate as the term loan.  Proceeds from the term loan and substantially all the revolving loan were used to build the Company’s first commercial VertiCrop system in Vancouver, BC. The term loan is presently in default due to certain financial covenants not being met and therefore, the loan is presented as a current liability until such time the covenants are cured or the lender waives its default rights. The Company is presently in discussion with the lender.

In addition, the Company has interest bearing promissory notes that are due upon demand in the aggregate of $1.93 million.  A demand by the debt holder(s) of such debt securities could cause financial hardship, litigation, and other negative influence on the financial condition of the Company that could cause disruption to its operations.

Material weaknesses have been identified in disclosure controls and procedures and ASI’s internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess the Company’s internal control over financial reporting (“ICFR”) pursuant to a defined framework.  In making that assessment, management identified a material weakness in disclosure controls as a result of several material weaknesses identified in the ICFR as described in Item 15T below.  There are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements.  Material weaknesses make it more likely that a material misstatement of annual or interim financial statements will not be prevented or detected.  In addition, effective ICFR at any point in time may become ineffective in future periods because of changes in conditions or deterioration in the degree of compliance with established policies and procedures.

Lack of insurance coverage on fixed assets located in the United States

The Company cut back its operations in its U.S.-based research facilities during the year ended March 31, 2011 to a bare minimum. As a result of lack of financing, insurance has lapsed on certain fixed assets.  During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2013, assets held for sale totalled $433,254 (Land $245,485 and Building $187,769). The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

No equipment was written down during the year ended March 31, 2013 or 2012. During the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,748, being the carrying value of those assets to the consolidated statement of comprehensive loss.

ITEM 3. KEY INFORMATION - continued

Volatility in the Global Financial and Capital Markets May Impact ASI’s Ability to Obtain Financing

Global financial and capital markets have been experiencing volatility and disruption.  If ASI is unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, its business, financial condition and results of operations will be adversely impacted.

Risks Associated With ASI’s Businesses and Industries

ASI may face serious competition in its business segments from new market entrants as well as established companies with greater resources and existing customer bases.

The markets for potential products rapidly evolve and are intensely competitive as new products are regularly introduced. Competition in ASI’s market segments is based primarily upon:

•	brand name recognition;
•	Availability of financial resources;
•	the quality and efficiency of products;
•	Availability of access to markets;
•	the price of each product; and
•	the number of products then available.

To remain competitive in the market for ASI’s products and potential products, ASI relies upon what ASI believes to be superior potential product quality, marketing and sales abilities, proprietary technology, product development capabilities and management’s experience. However, ASI may not be able to effectively compete in these intensely competitive markets, as some of its competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies. Moreover, ASI believes that competition from new entrants will increase as the market for each of its potential products expands. If product lines are not successful, ASI’s business, financial condition and results of operations will be negatively affected.

ASI’s intellectual property may not be adequately protected from unauthorized use by others, which could increase litigation costs and adversely affect sales.

ASI’s intellectual property assets/rights, which are in the patents pending stage, do not provide meaningful protection from unauthorized use by others, which could result in an increase in competing products and a reduction in own sales. Moreover, if the Company must pursue litigation in the future to enforce or otherwise protect its intellectual property rights, or to determine the validity and scope of the proprietary rights of others, the company may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. ASI may not have adequate remedies if proprietary content is appropriated or if intellectual property rights do not adequately protect against unauthorized use by others.

During the year ended March 31, 2012, the Company and its legal counsel performed a comprehensive review of the Company’s improved VertiCrop™ intellectual property and a Purchase Agreement that contained intellectual property relating to the vertical plant growing technology. The Company concluded that they were not using the intellectual property that was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

If ASI’s products infringe upon proprietary rights of others, lawsuits may be brought requiring the company to pay legal expenses and judgments and redesign or discontinue selling one or more of the company’s potential products.

ASI is not aware of any circumstances under which potential products infringe upon any valid existing proprietary rights of third parties. Infringement claims, however, could arise at any time, whether or not meritorious, and could result in costly litigation or require ASI to enter into royalty or licensing agreements. If the company is found to have infringed the proprietary rights of others, ASI could be required to pay damages, redesign potential products or discontinue their sale. Any of these outcomes, individually or collectively, could negatively affect the Company’s business, financial condition and results of operations.

If the company is unable to successfully break into new markets, implement its growth strategy or manage its business as it does grow, future operating results could suffer.

As an early stage company, ASI faces several challenges in entering each of the industrial markets and consumer retail markets for its respective potential products, particularly consumers’ lack of awareness of the Company and potential product lines, competing for market share with established consumer retail product manufacturers and difficulties in competing for, hiring and retaining representative personnel in each of the company’s respective potential markets. In addition, challenges common to any new market entrant, including problems typically associated with unfamiliarity of local market conditions and market demographics as markets the company enters may also have different competitive conditions, consumer tastes and discretionary spending patterns, which may require adjustments to growth strategy. To the extent that ASI is unable to break into or meet the challenges associated with establishing itself in a new market, future operating results could suffer and the financial condition and business may be negatively affected.

ITEM 3. KEY INFORMATION - continued

Changes in consumer and industrial preferences or discretionary spending may negatively affect future operating results.

Within the industrial/retail businesses and industries in which ASI operates, revenues are largely generated by industrial and retail consumer preferences and discretionary spending. Success as a potential manufacturer and retailer of consumer and industrial products will depend, in part, on the popularity of each product offering. Any shift in sentiment away from potential product or industrial product lines could have a negative effect future profitability. ASI’s success also depends on a number of factors affecting levels of consumer discretionary income and spending, including, the following, among other, social and economic conditions:

•	general business conditions;
•	interest rates;
•	inflation;
•	consumer debt levels;
•	the availability of consumer credit;
•	taxation;
•	fuel prices and electrical power rates;
•	unemployment trends;
•	natural disasters;
•	terrorist attacks and acts of war; and
•	other matters that influence consumer confidence and spending

Consumer and end user purchases of discretionary items, including the company’s potential products and product lines, could decline during periods in which discretionary income is lower or actual or perceived unfavorable economic conditions exist. Should this occur, and if ASI is unable to introduce new products and product lines that consumers find appealing, business, financial condition and results of operations will be negatively affected.

ASI may be subject to adverse publicity or claims by consumers arising out of use of the company’s product lines.

The Company may be subject to complaints from or litigation by consumers, whether or not meritorious, relating to quality, health, efficiency, efficacy, or operational aspects of ASI’s consumer and industrial product lines including environmental impacts. Such claims could arise at any time and, should they arise, the company may not be successful in defending them. Any litigation, regardless of the outcome, would entail significant costs and use of management time, which could impair ASI’s ability to generate revenue and profit. For these reasons or, should ASI be found liable with regard to a claim arising out of any of its product lines, business, financial condition, and results of operations could be negatively affected.

ASI faces competition in attracting and retaining qualified senior management and key personnel and may be unable to develop and grow its business if the company cannot attract and retain senior management and key personnel as necessary.

As an early stage company its’ success depends upon its ability to attract, hire and retain highly qualified and knowledgeable senior management and key personnel who possess the skills and experience necessary to satisfy its business and customer needs. The ability to attract and retain senior management and key personnel will depend on numerous factors, including ability to offer salaries, benefits and professional growth opportunities that are comparable with and competitive to those offered by more established consumer retail product and industrial product manufacturers. Moreover, should the company lose any member of senior management or key personnel, it may be unable to prevent the unauthorized disclosure or use of trade secrets, including technical knowledge, practices, procedures or client lists by such individuals.

There is no certainty that key projects will be operationally successful or profitable.

The Company’s ability to to generate acceptable levels of net earnings is based, in part, on its ability to achieve an acceptable cost structure. The Company must be in a position to sell produce and to be the supplier of choice to its customers. The failure to develop and successfully adapt new products at acceptable margins or an increase in cost of goods or operating costs could have a material adverse effect on the financial condition, results of operations, and cash available.

A principal objective of the Company is to pursue operational efficiencies. Profitability depends in significant measure on its ability to, among other things, successfully manage, identify and implement operational efficiencies. There can be no assurance that the Company will be successful in managing its cost control and productivity improvement measures.

ASI faces competition in the produce industry and changes in price can affect ASI’s profitability

The produce industry is highly competitive and sensitive to changes in price. The price of produce is affected by many factors including supply and demand, negotiations between buyers and sellers, quality and general economic conditions, all of which could have a material adverse effect on the financial condition of the Company. Demand for the Company’s products is subject to fluctuations resulting from adverse changes in general economic conditions, evolving consumer preferences, nutritional and health-related concerns and public reaction to food spoilage or food contamination issues. General supply of produce is subject to fluctuations relating to weather, insects, plant disease and changes in areas under production. If consumer demand for the Company’s produce decreases, the Company's financial condition and results of operations may be materially adversely affected.

ITEM 3. KEY INFORMATION - continued

ASI faces risks inherent in the agriculture business

The Company's revenue involves the growing of leafy green produce, an agricultural product. As such the Company is subject to the risks inherent in the agricultural business, such as weather, insects, plant diseases and similar agricultural risks. Although the Company grows its products in a climate controlled greenhouse and retains experienced production personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Risks Associated with an Investment in ASI’s Common Stock

Unless an active trading market develops for the company’s securities, one may not be able to sell ones shares.

Although the company is a reporting company and its common shares are listed on the OTC QB under the symbol “ASIUF” and the CNSX under the symbol “ASI” there is a limited trading market for the company’s common stock and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will, generally, have a negative effect on the price of ASI’s common stock, and one may be unable to sell ones common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore the sale of one’s investment could result in a partial or complete loss.

Since ASI’s common stock is thinly traded it is more susceptible to extreme rises or declines in price, and one may not be able to sell ones shares at or above the price paid.

Since the common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond the company’s control, including:

•	the trading volume of shares;
•	the number of securities analysts, market-makers and brokers following the common stock;
•	changes in, or failure to achieve, financial estimates by securities analysts;
•	new products introduced or announced by the company or its competitors;
•	announcements of technological innovations by the company or its competitors;
•	actual or anticipated variations in quarterly operating results;
•	conditions or trends in the company’s business industries;
•	announcements by the company of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	additions or departures of key personnel;
•	sales of common stock; and
•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

One may have difficulty reselling shares of the company’s common stock, either at or above the price paid, or at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because the company’s common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of the common stock to decline regardless of how well the company performs. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against the company could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources. Moreover, and as noted below, the company’s shares are currently traded on the OTC QB and the CNSX and, further, are subject to penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

ASI’s common stock is subject to “penny stock” regulations, which are likely to make it more difficult to sell.

ASI’s common stock is considered a “penny stock,” which generally is a stock trading under US$5.00 and not registered on a national securities exchange. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

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

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since the company’s common stock is subject to the penny stock rules, investors in its common stock may find it more difficult to sell their shares.

ITEM 3. KEY INFORMATION - continued

ASI is a Canadian Company, and must ensure compliance with Canadian as well as American securities laws.  As a result, there may be securities regulations in the jurisdiction where the company’s shareholders are resident that must be met, and such regulations may impact the ability of ASI shareholders to trade these securities.

As a foreign private issuer, ASI is exempt from certain informational requirements of the Exchange Act to which domestic United States issuers are subject.

As a foreign private issuer ASI is not required to comply with all of the informational requirements of the Exchange Act. As a result, there may be less information concerning the Company publicly available than if we were a domestic United States issuer. In addition, ASI’s officers, directors and principal shareholders are exempt from the reporting and short profit provisions of Section 16 of the Exchange Act and the rules promulgated thereunder. Therefore, shareholders may not know on a timely basis when officers, directors and principal shareholders purchase or sell shares of the company’s common stock. See “ITEM 10. ADDITIONAL INFORMATION”.

As ASI is a Canadian company with much of its assets and key personnel located outside of the United States, one may have difficulty in acquiring United States jurisdiction or enforcing a United States judgment against the company, key personnel or company assets.

ASI is a Canadian company organized under the Business Corporations Act (Alberta) with a continuance to British Columbia effective November 28th, 2012. Many of ASI’s assets and certain of its key personnel, including directors and officers, reside outside of the United States. As a result, it may be difficult or impossible for one to affect service of process within the United States upon us or any of ASI’s key personnel, or to enforce judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. In addition, Canadian courts may not permit one to bring an original action in Canada or recognize or enforce judgments of United States’ courts obtained against the company predicated upon the civil liability provisions of the federal securities laws of the United States or of any state thereof. Accordingly, one may have more difficulty in protecting ones interests in the face of actions taken by the company’s management, members of its board of directors or controlling shareholders than one would otherwise as a shareholder in a United States public company.

ASI does not intend to pay any common stock dividends in the foreseeable future.

The company has never declared or paid a dividend on its common stock and, because ASI has very limited resources and a substantial accumulated deficit, the company does not anticipate declaring or paying any dividends on common stock in the foreseeable future. ASI intends to retain earnings, if any, for the continued operation and expansion of its business. It is unlikely, therefore, that the holders of common stock will have an opportunity to profit from anything other than potential appreciation in the value of the company’s common shares held by them. If you require dividend income, you should not rely on an investment in its common stock. See “Dividend Policy”.

Future issuances of common stock from equity financing, exercise of existing and future warrants and options, and convertible and future debt settlements, and equity issuances for services may depress ASI’s stock price and dilute ones interest. ASI’s stock trades at less than $0.10 per share leading to high levels of dilution from equity issuances.

As at July 26, 2013, the company has convertible instruments that could be converted into 19.7 million common shares, approximately 1.38 million share purchase warrants and approximately 10.32 million options to purchase shares of ASI’s common stock.

ASI may issue additional shares of common stock in future financings or grant stock options to employees, officers, directors and consultants under the company’s stock option plan. The company may issue common shares for services rendered.  Any such issuances could have the effect of depressing the market price of the common stock and, in any case, would dilute the percentage ownership interests in the Company by existing shareholders. In addition, ASI could issue serial preferred stock having rights, preferences and privileges senior to those of the common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of the common stock. This could depress the value of the common stock and could reduce or eliminate amounts that would otherwise have been available to pay dividends on the company’s common stock (which are unlikely in any case) or to make distributions on liquidation.

Additionally, if it is possible under terms that the company believes to be appropriate given its financial condition and other circumstances, ASI will likely seek to raise additional financing during the fiscal year ending March 31, 2014. The company may also issue additional shares, options, and warrants to obtain necessary services.

Some of the issuances ASI has made in the past, and are likely to make in the future, have been issued at prices below market and at prices below historical market prices. Consequently, shareholders have suffered dilution in the value of their shares and can expect that the company will be issuing additional securities on similar terms. Further dilution can be expected to occur when outstanding options and warrants are exercised or debentures are converted at prices below the market.

ITEM 4. INFORMATION ON THE COMPANY

Corporate History

Prior Business Operations – The company was incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, the Company’s common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On March 24, 2004, the changed the Company’s name to Valcent Products Inc. On May 3, 2005 the Company delisted the Company’s common stock from the TSX Venture Exchange, maintaining only the Company’s OTC Bulletin Board listing; the Company’s symbol changed to “VCTPF”.

ITEM 4. INFORMATION ON THE COMPANY - continued

The Company formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in October 2005.  In turn, Valcent USA, Inc. organized Valcent Management, LLC, a wholly-owned limited liability corporation under the laws of Nevada, to serve as general partner to Valcent Manufacturing Ltd.; a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to Valcent Manufacturing Ltd.

Also during the fiscal year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.  Valcent Products EU Limited has developed the Company’s VertiCrop™ vertical growing technology.

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

Current Year

In April 2012, the Company secured a term loan of $1,000,000 and an operating loan of $250,000 from a financial institution for construction of a VertiCrop system on a downtown Vancouver, BC rooftop,

During April 2012, the Company closed $500,000 in 12%, unsecured convertible notes due April 2014. The convertible notes and accrued interest are convertible into units at a conversion price of $0.10.  See Note 9(b) of the consolidated financial statements.

On May 15, 2012, the Company appointed Christopher Ng as Chief Executive Officer of the Company. Former CEO, Stephen Fane continued to work with Alterrus in the role of Executive Chair.

On June 12, 2012, the Company announced the official name change to Alterrus Systems Inc. and began trading on the OTC QB under the new symbol “ASIUF” and new CUSIP number of 02153P105.

During May and July 2012, the Company approved the granting of 2,500,000 options to a former director and current director of the Company.

On July 26, 2012 ASI’s shares began trading on the Canadian National Stock Exchange (“CNSX”) under the symbol “ASI”.

On August 22, 2012, the Company began construction of its first VertiCrop™ urban farming system on the top level of a downtown Vancouver, British Columbia parking lot.  As at March 31, 2013, the VertiCrop™ project is complete and has been commissioned. For accounting purposes, this project has been classified as property, plant and equipment.

On August 31, 2012, the consulting services of John Hamilton, CFO, were terminated and Stephen Fane was appointed acting CFO by the Board of Directors.

On November 8, 2012, the Company Continued in British Columbia under the Business Corporations Act (BC).

On December 14, 2012, the Company issued unsecured convertible note in the amount of $128,000 accruing interest at 12% per annum with terms to December 14, 2014. Both principal and interest may be converted into units at $0.08 per unit. See Note 9(c) of the consolidated financial statements.

On January 1, 2013, the Company began recognizing revenue from its VertiCrop system in Vancouver, BC and recording depreciation on this asset.

On January 2, 2013, the Company appointed David Andru as Chief Financial Officer. Mr. Andru resigned prior to the end of his 3 month probationary period, March 31, 2013. At that time Stephen Fane reassumed responsibility as acting CFO.

ITEM 4. INFORMATION ON THE COMPANY - continued

On February 20, 2013, the Company’s shareholders approved, at the Annual General Meeting of the company by way of a Special resolution, that the stated capital of the Company be reduced by an amount up to CDN $45,505,858. The Board reduced the stated capital by CDN $32,420,719, ($29,235,591), being an elimination of the accumulated deficit of the Company as at March 31, 2013.

On February 20, 2013, the Company’s shareholders approved a special resolution to reorganize the capital structure of the Company through a consolidation of its common shares on the basis of one new share for each five (1:5) old shares at the discretion of the Board of Directors.  This share consolidation has not been effected as of the current date.

On March 27, 2013, the Company recognized a gain of $509,439 for realization of some of its deferred tax assets.

On April 17, 2013, the Company issued unsecured convertible debentures in the amount $25,000 accruing interest at 12% per annum with a term to April 17, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

On May 28, 2013, the Company issued unsecured convertible debentures in the amount $100,000 accruing interest at 12% per annum with a term to May 29, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at March 31, 2013.

Alterrus Systems Inc.
Formerly Valcent Products Inc.; Nettron.com Inc.; AdventurX.com; Ironclad Systems Inc.; Bikestar Rentals Inc.; 681673 Alberta Ltd.
100%
100%
100%
Valcent Products (EU) Limited
(Formed November 2006)
UK Corporation
Local Garden Vancouver Inc.
(Formed January 2012)
BC Corporation
Valcent USA Inc.
(Formed October 2005)
Limited Partner
Nevada Corporation
100%
100%
99%
Valcent Products Eastern Europe
(Formed August 2010)
(Inactive)
Valcent Management LLC
(Formed November 2005)
General Partner
Texas LLC (Inactive)
1%
Valcent Manufacturing Ltd.
(Formed November 2005)
Texas Corporation

ITEM 4. INFORMATION ON THE COMPANY - continued

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

The Company has created an innovative, highly efficient and streamlined system that provides cost effective solutions for crop production, with the potential for operating and capital cost savings over traditional field agriculture. The VertiCrop™ system will enable users to create revenue-generating space on underdeveloped/underused property, and to also restructure their supply chain.

VertiCrop™ is a patent pending technology comprised of a suspended tray on a moving conveyor. VertiCrop™ provides maximum exposure to light (either natural or artificial), along with precisely measured nutrients for the plants. Designed to grow in a closed loop and controlled environment, VertiCrop™ eliminates the need for harmful herbicides and pesticides, while maximizing food taste and nutrition. Developed over several years by the Company, VertiCrop™ grows higher quality produce more efficiently and with greater food value, when compared to commercial field agricultural.

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

From inception ASI has generated minimal cost recoveries from the Company’s business operations and have traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placements, convertible notes, demand and promissory notes, and director and shareholder advances.

As at March 31, 2013, the Company had cash of $24,914 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254.  Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months, further internal and external financing and continuing support by our lenders will be required for operations and to settle debt obligations which are due on demand.  While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

Over the last fiscal year, the new management team has shifted the Company’s focus from being a research and development Company to marketing, operating and commercializing the Company’s VertiCropTM System.

Potential Markets – High Density Vertical Growth System for Vegetables:  Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming.

VertiCrop™ Technology – Concept and Advantages:  The VertiCrop™ technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil and transport fuels. Under traditional farming practice, a reduction in availability and nutritional values impacts the food people consume.  The VertiCrop™ is designed to grow vegetables and other plants close to urban centers much more efficiently and with greater food value than in agricultural field conditions that require transportation of product to distant consumption markets.

ITEM 4. INFORMATION ON THE COMPANY - continued

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

VertiCrop™ is an innovative vertical growing system which:

•	Produces up to 20 times the normal production volume for field crops
•	Requires approximately 8% or less of the normal water requirements for field crops
•	Can be built on non-arable lands and close to major city markets
•	Can work in a variety of environments: urban, suburban, countryside, etc.
•	Minimizes or eliminates the need for herbicides and insecticides
•	Will have very significant operating and capital cost savings over field agriculture
•	Will drastically reduce transportation costs to market, resulting in further savings, higher quality and fresher foods on delivery and less transportation pollution
•	Is modular and easily scalable from small to very large food production situations

The VertiCrop™ grows plants in closely spaced shelves vertically arranged on trays that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems, Integrated Pest Management policies or practice may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

•	reduced global transport costs and associated carbon emissions
•	food safety, security and sovereignty
•	local food is better for public health
•	building local economies
•	control of externalities and true costs

Commercial Deployment of the VertiCrop™ System – Vancouver, BC: On April 17, 2012 the Company closed its financing with a commercial lending institution for the first North American installation of VertiCrop™, a high-density vertical growing system. The company announced in December 2011, that it had entered into a memorandum of understanding with EasyPark to erect the first VertiCrop™ on the top level of a parkade in the downtown core of Vancouver, Canada.  At January 1, 2013, this VertiCrop™ system commenced operations and is generating revenues.

Manufacturing, Fulfillment and Suppliers:   Components for the VertiCrop™ System will be supplied and manufactured from various suppliers in the UK, Holland, China and North America. As of the date of this annual report, ASI has no long-term written agreements and no intentions of entering into any such agreements with any suppliers or manufacturers, and is not substantially dependent, nor does ASI anticipate becoming substantially dependent, upon any one or more suppliers, as there are many such suppliers available with the capabilities that are required.

Competition

Competition in each of the industries in which the Company intends to sell potential products is based primarily upon:

•	brand name recognition;
•	availability of financial resources;
•	the quality of products;
•	reviews received for products from independent reviewers who publish in magazines, websites, newspapers and other industry publications;
•	the price of each product; and
•	the number of products then available.

The Company will rely, on what it believes to be superior product quality, product innovation, marketing and sales abilities, proprietary technology, product development capabilities, and management’s experience to compete within each of the company’s market segments. However, ASI may not be able to effectively compete in these competitive markets. Moreover, some competitors may have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources, affording them the ability to undertake more extensive marketing campaigns and adopt more aggressive pricing policies, than ASI. Furthermore competition from new entrants will increase as the markets for each of the company’s potential products expand.

ITEM 4. INFORMATION ON THE COMPANY - continued

Patents Issued and Pending

The Company relies on a combination of pending patents, trademarks and trade secrets in order to protect intellectual property. Pending patents, trademarks and trade secrets are among the most important assets ASI possesses to generate revenue and profits and will depend significantly on these intellectual property assets in being able to effectively compete in the company’s target markets.

ASI cannot be certain that the precautions taken to safeguard pending patents, trademarks and trade secrets will provide meaningful protection from unauthorized use. If ASI has to pursue litigation in the future to enforce or otherwise protect intellectual property rights, or to determine the validity and scope of the proprietary rights of others, it may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Moreover, the company may not have adequate remedies if the intellectual property is appropriated or trade secrets are disclosed.

As of the date of this annual report, ASI has received case and/or application numbers for each of the intellectual property assets for which it is seeking patents. Patent status for each division is provided as follows:

Division	International Patent Applications	Published International Application
High Density Vertical Growing System	1	1

All other remaining patent applications are in the preliminary stages of the application process.

Trademarks

The Company is in the process of applying for registration of its trademarks in the United States and Canada in order to establish and protect brand names as part of owned intellectual property assets. To date the company has received registration for Alterrus® in the United States and Canada. All other remaining registrations are in the preliminary stages of the application process and remain pending.

Trade Secrets

Whenever it is deemed important for purposes of maintaining competitive advantages, the company requires parties with whom it shares, or who otherwise are likely to become privy to, ASI’s trade secrets or other confidential information, to execute and deliver confidentiality and/or non-disclosure agreements. Among others, this includes employees, consultants and other advisors, each of whom are required to execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements generally provide that all confidential information developed or made known to the individual by the company, be kept confidential and not be disclosed to third parties except under specific circumstances.

Seasonality

The Company believes that the overall effects of any seasonal variations in sales activity will be insignificant due to the nature and intent of the products to provide year round growing capability.

Regulations

The company is not currently subject to direct regulation by any foreign or domestic government agency, other than regulations applicable to food production and general business regulations.

Property, Plant and Equipment

During the year ended March 31, 2013, the Company commenced and completed the construction of a High Density Vertical Growth System in Vancouver, BC.  At March 31, 2013, the Company had capitalized on the balance sheet $1.5 million in plant and equipment costs related to the development of this VertiCrop system.

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

ASI’s principal executive offices are located at 120 Columbia Street, Vancouver, British Columbia, Canada V6A 3Z8.  The telephone number is (604) 837-2697.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with ASI’s audited consolidated financial statements for the year ended March 31, 2013 and the notes to the financial statements. The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The annual audited consolidated financial statements for the year ended March 31, 2012 was the company’s first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’).

OPERATING LEGACY AND ACCUMULATED LOSSES

Fluctuations in Results

During the fiscal year ended March 31, 2013, operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in Note 3 of the accompanying audited annual consolidated financial statements for the years ended March 31, 2013, 2012 and 2011.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include: (See Note 4 of the audited consolidated financial statements.)

•	Estimates and judgment used in the classification of debt instruments with conversion features;
•	Determination of assets held for sale;
•	Estimated Useful Lives of property, plant and equipment
•	Determination of income taxes and deferred tax asset and liabilities disclosure
•	Inputs used in accounting for share-based payments.

Actual amounts could differ from the estimates used and accordingly, affect the results of operations.

YEAR ENDED MARCH 31, 2013 COMPARED WITH YEAR ENDED MARCH 31, 2012

	2013	2012	2011
Revenue	$42,016	$-	$-
Net loss from operations	$1,673,717	$1,758,660	$5,461,093
Net loss for the year	$1,415,217	$1,891,229	$4,274,219
Loss per share	$0.01	$0.02	$0.07
Weighted average shares outstanding	95,805,044	91,859,221	58,047,835
Total assets	$2,626,341	$1,341,011	$1,001,036
Net assets (liabilities)	$(4,492,816)	$(3,311,618)	$(1,465,413)

Operating Results

For the year ended March 31, 2013, the Company focused on:

(i)	the construction and commercialization of Alterrus’ “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other plant crops,
(ii)	generating sales of leafy green vegetables and herbs from the Vancouver, BC based VertiCrop installation

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

For the year ended March 31, 2012 the company focused on the following business initiatives:

(i)	the development and commercialization of Alterrus’ “High Density Vertical Growth System” (“VertiCrop™”) designed to produce vegetables and other leafy produce,
(ii)	developing the first North American installation of Alterrus’ VertiCropTM system

ASI incurred net losses of $1,415,217 for the year ended March 31, 2013, compared to $1,891,229 for the year ended March 31, 2012.  Loss from operations decreased by $84,943 to $1,673,717 for the year ended March 31, 2013. This decrease is a result of a decrease in project development and focus on the construction and commercialization of the VertiCrop installation. As well, the Company had a general decrease in expenditures due to reduced travel and other administrative costs from downsized UK and US operations and less professional fees.  The reduction in expenditures is offset by an increase in debt interest expense from increased convertible debentures.

Revenues – The Company commenced operations of its first commercial VertiCrop installation and generated $42,016 in revenue during the year ended March 31, 2013 compared to $nil in the year ended March 31, 2012. These lower than anticipated revenues, occurred from January 1, 2013 onward and were impacted by start-up activities of the installation and adjustments to the VertiCrop System to improve the growing phase of the crops.

Cost of Sales – During the first year of operations of its first commercial VertiCrop installation, the Company’s cost of sales was $186,169 during the year ended March 31, 2013 (2012 and 2011 - $nil) which included cost of leafy greens sold, direct labour, depreciation of Verticrop assets, and other direct expenditures.

Details of cost of sales for the year ended March 31, 2013:

2013
Direct product costs	$31,396
Direct labor	$57,343
Depreciation	$53,912
Direct packaging costs	$41,639
Other	$1,879
Total cost of sales	$186,169

There were no cost of sales during the years ended March 31, 2012 and 2011 as the Company did not commence operations on its VertiCrop installation until fiscal 2013.

Operating Expenses

Project development – Project development expenses decreased by $328,165 to $621,115 for the year ended March 31, 2013 as compared with the year ended March 31, 2012.  The decrease is due the Company refocusing its efforts in sales and marketing thus downsizing its UK and overseeing global operations of the commercialization of the VertiCrop™ System at the parent location. Included in project development costs is $169,471 (2012 - $63,004) in site contractor fees and $399,560 (2012 - $737,702) in consulting fees.  Site contractor fees increased due to an increase in activity relating to the development of the VertiCrop asset. Consulting fees decreased due to reduction in management bonuses accrued during fiscal 2013 compared to 2012.

Investor relations – Investor relations fees decreased $57,427 to $41,212 (2012 - $98,639) for the year ended March 31, 2013 as a result of a decreased number of third party consultants in investor related advisory activities to help assist the Company in finding new avenues of financing.  There were no private placements in fiscal 2013 compared to $62,238 in fiscal 2012.

Advertising and media development – Advertising and media development was $41,811 during the twelve months ended March 31, 2013 and was higher by $16,797 than the same period in (2012 - $25,014) due to increases in advertising, branding and marketing budget relating to the promotion of the VertiCrop installation and the sales of its leafy greens production.

Consulting – Consulting costs were $127,846 during the year ended March 31, 2013 compared to $nil in the year ended March 31, 2012 as a result of branding, business development and marketing costs relating to the sales of the leafy greens product from the Company’s VertiCrop installation.

Professional fees – Professional fees decreased by $124,977 to $296,958 for the twelve months ended March 31, 2013 from $421,935 for the twelve months ended March 31, 2012 due to simplifying its accounting as a result of extinguishing certain complex convertible debt instruments as well as it being the second year of reporting under a new accounting framework (IFRS). This simplification reduced accounting and audit fees during the year ended March 31, 2013.  Included in professional fees in fiscal 2013 are $81,617 of legal fees, which decreased from $156,913 during fiscal 2012.

Office and miscellaneous – Office and miscellaneous expenses decreased $208,770 to $97,837 for the twelve months ended March 31, 2013 from $306,604 for the twelve months ended March 31, 2012. The decrease is primarily due to accruals for delinquent US and Canadian tax return filings in fiscal 2012. During the year ended March 31, 2013, the Company filed its Canadian tax returns up to March 31, 2012.  An additional accrual for delinquent US tax returns has been made at March 31, 2013 but not for its Canadian tax returns.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Travel – Travel expenses decreased by $31,377 to $76,351 (2012 - $107,728) for the twelve months ended March 31, 2013 as a result of decreased activity in UK subsidiary and US subsidiary operations and more focus locally in development of the VertiCrop market place in North America.

Depreciation – Depreciation increased by $3,419 to $28,602 for the fiscal year ended March 31, 2013 (2012 - $25,183) due to additional increase in the capital asset base not directly relating to the VertiCrop asset addition.  In addition, depreciation relating to the VertiCrop building, system and trays & rigs was $53,912 and is included in cost of sales.

Rent – Rent expenses decreased $23,778 to $59,189 for the twelve months ended March 31, 2013 from $82,967 for the twelve months ended March 31, 2012, resulting from a decrease in rent incurred in the UK operations from the reduction in UK operations.  The decrease is offset by an increase in the Canadian operations in the premise lease for the VertiCrop installation, as well as additional rent requirements for increased administrative staff.

Stock-based compensation – Stock-based compensation expense was a credit of $272,083 in fiscal 2012 versus $126,000 in fiscal 2013.      During the year ended March 31, 2012, the stock options were revalued when issued by applying the fair value method using Black-Scholes because at the time the options were earned in fiscal 2011 the terms of the options were not set by the Board.  The Company included the difference in the initial value of the options earned but not granted of $372,136, as a credit to stock-based compensation in the statement of comprehensive loss. During fiscal 2013, a total of 2,500,000 options were granted at an exercise price of $0.15, and stock-based compensation of $126,000 was recorded in the statement of comprehensive loss.

Filing and transfer agent fees – Filing and transfer agent fees increased $4,884 to $18,277 for the twelve months ended March 31, 2013, from $13,393 for the twelve months ended March 31, 2012. There is no material change from the prior year for filing and transfer agent fees, as none is expected.

Other Income and loss

Debt Interest – Debt interest increased from $156,043 in 2012 to $433,646 in 2013, an increase of $277,603.  The increase in debt interest is related to the issuance of $628,000 in convertible debt during the year ended March 31, 2013 and the large unpaid promissory notes of $1.9 million. As well, the Company entered into a loan agreement in the amount of $1 million CDN, with a revolving loan of $250,000 CDN for the purposes of constructing and operating the VertiCrop installation.

Accretion – Accretion expense increased from $3,091 in 2012 to $17,756 in 2013, an increase of $14,665. This increase is a direct result of the additional issuances of convertible debt during fiscal 2013.

Foreign exchange (loss) gain – Due to fluctuations, primarily, in the Canadian dollar, Euro and British Pound as related to the US dollar, the Company incurred a foreign exchange gain of $152,853 during the year ended March 31, 2013 as compared to a loss of $614 during the twelve months ended March 31, 2012.

Gain on disposal of assets - During the year ended March 31, 2013 the Company sold some assets that it had previously written-off resulting in a gain of $47,610 compared to a gain of $42,825 during the year ended March 31, 2012.

Gain on tax loss transaction – During the year ending March 31, 2013, the Company received CDN $510,000 from a tax loss transaction with an unrelated party. As a result, a gain on sale of tax asset of $509,439 has been recorded in the statement of comprehensive loss.

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
(ii)	restructuring activities as noted in this annual report, and

ASI incurred net losses of $1,891,229 for the year ended March 31, 2012, compared to $4,274,219 for the year ended March 31, 2011.  The loss from operations decreased by $3,702,433 to $1,758,660 for the year ended March 31, 2012. This decrease is a direct result of two charges that went to stock-based compensation  totaling $2,061,031 in 2011 that were directly related to a Private Placement Agreement (‘PP Agreement”) the Company entered into on December 31, 2010 with a third party and a related party (Refer to ITEM 4: INFORMATION ON THE COMPANY, Equity Issuance) In addition, during the year ended March 31, 2012 the Company downsized its operation in the UK and reduced other costs to preserve cash and refocus the Company operations to building its first commercial VertiCrop System in North America.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Operating Expenses

Project development – Project development expenses decreased by $571,017 to $949,280 for the twelve months ended March 31, 2012 as compared with the twelve months ended March 31, 2011.  The decrease is due the Company refocusing its efforts in research and development thus downsizing its UK and overseeing global operations of the commercialization of the VertiCrop™ System at the parent location.

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

Office and miscellaneous – Office and miscellaneous expenses increased $67,829 to $306,604 for the twelve months ended March 31, 2012 from $238,775 for the twelve months ended March 31, 2011. The increase is primarily due a change in office space during the year and accruals for delinquent tax return filings. This increase has been offset by reduced activity in the Company’s US and UK subsidiaries and cost streamlining in the current period.

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

Stock-based compensation – Stock-based compensation expense was $2,162,925 in fiscal 2011 versus a recovery of $272,083 in fiscal 2012.  In fiscal 2011, the Company issued 2,050,000 stock options and committed to issuing 6,647,195 stock options to consultants of the Company.  During fiscal 2012, 675,824 additional options were granted.  During the year ended March 31, 2012, the stock options committed but not granted were revalued at the time of issuance by applying the fair value method using Black-Scholes.  The Company included the difference in the initial value of the options earned but not granted of $372,136, as a credit to stock-based compensation in the statement of comprehensive loss.

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

Recovery (write-off) of advances – During the year ended March 31, 2010, the Company had written off an advance due from Global Green Solutions Inc. (“GGS”) in the amount of $657,641 due GGS’s lack of capital and financial ability to repay the debt on a current basis.  During the year ended March 31, 2012, $4,500 of this amount was recovered and the Company wrote-off and an unrecoverable advance.  Also during the year ended March 31, 2012, the Company wrote-off $20,146 in uncollectible amounts receivable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

Gain on settlement of debts – During the year ended March 31, 2012 the Company did not incur any gain on settlement of debt.  During fiscal 2011, the Company incurred a $2,096,124 gain on settlement of a convertible debt.

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

Liquidity and Capital Resources

The Company relies on debt and equity financings to fund its activities. Although the Company has been successful in completing debt and equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s deficit at March 31, 2013 is $26.5 million.  The Company’s working capital deficit as at March 31, 2013 was $5.8 million which is more than the $3.8 million in working capital deficit as at March 31, 2012. This increase in working capital deficit was a result of increases in debt loads in a new operating loan and loan payable, increased balances in promissory notes payable (due to accumulating interest), increases in related party advances, and continued expenditures on the commercialization, development and construction of the VertiCrop system. The Company does not have sufficient cash for the next 12 months and there still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional external funding to finance its operations and obligations of approximately $2,000,000 for the next twelve months. Management is considering all possible financing alternatives, including equity financing, shares for debt arrangements, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

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

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2013. The Company is not subject to any externally imposed equity requirements.

ASI had cash on hand of $24,914 as of March 31, 2013.  Although the Company has successfully raised funds in the past, has raised $125,000 subsequent to year end and expects to be a going concern for the next twelve months it cannot be certain that any required additional financing will be available on favorable terms. If additional funds are raised by the issuance of equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  If adequate funds are not available or not available on acceptable terms, the company may be unable to fund commercialization of its products, develop or enhance services or respond to competitive pressures.

During the year ended March 31, 2013, the Company did not issue any shares pursuant to private placements. The Company’s issued and outstanding shares as at March 31, 2013 were 96,016,003.

During the year ended March 31, 2013, the Company used a total of $907,724 (2012 - $1,108,890) in cash related to its operations.  This cash was funded from amounts received from proceeds of convertible notes issued of $628,000 (2012 - $nil), proceeds from loan payable of $982,350 (2012 - $nil) and proceeds from operating loan of $243,435 (2012 - $nil).  These amounts were used to also fund $35,000 (2012 - $25,000) in repayment of promissory notes.  The Company also acquired $1,320,089 (2012 – $683) in property, plant and equipment.  In total the Company raised $418,239 less cash (2012 - $411,406 more cash) than it used during the year ended March 31, 2012 leaving it with a cash and cash equivalents balance of $24,914 at March 31, 2013 (2012 - $443,342).

As at March 31, 2013, accounts receivable of $482,088 (2012 - $355,348) consisted of HST tax receivable of $152,015, $320,250 in other receivables and $9,823 of advances receivable.  $316,795 of the other receivable balance relates to the tax loss transaction and was collected subsequent to year-end.

Prepaid expenses as at March 31, 2013 of $12,102 (2011 - $7,933) consisting of prepaid insurance and property taxes.

At March 31, 2013, inventories of $118,656 (2012 - $nil) consist of raw materials, crops in process and VertiCrop System inventory.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

Accounts payable and accrued liabilities increased to $2,036,284 at March 31, 2013 from $1,765,023 at March 31, 2012. Due to the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Operating loan increased to $243,435 at March 31, 2013 from $nil at March 31, 2012.  Loan payable (including current portion) increased to $982,350 at March 31, 2013 from $nil at March 31, 2012. The operating loan and loan payable relate to the construction and installation of the Company’s VertiCrop System located in Vancouver, BC.

Promissory notes increased from $1,889,377 at March 31, 2012 to $1,927,144 at March 31, 2013, largely due to accrued interest at rates of 8% to 18%. This increase was partially offset by a cash repayment of $35,000 in promissory notes and a receivable offset of $192,649 in connection with the tax loss transaction for $509,439.

Advances and amounts due from related parties increased by $265,506 to $1,207,167 as at March 31, 2013 (2012 - $941,661), largely due to key management salaries accrued but not paid.

Convertible notes increased as at March 31, 2013 to $722,777 from $56,568 at March 31, 2012 due to $628,000 in new convertible notes issued during the current fiscal year.  Interest and accretion continued to accrue on the convertible note balances.  The new convertible notes issued are unsecured bearing interest at 12% per annum, with terms of 2 to 3 years. Interest and principal may be converted at the option of the lender from $0.08 to $0.10 per unit.

CAPITAL COMMITMENTS

Not applicable.

Fluctuations in Operating Results

Annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including, among others:

•	The availability of adequate financing;
•	The success of advertising and marketing plans;
•	Market acceptance and general consumer demand for the company’s products;
•	Ability to effectively distribute products;
•	The introduction of products that compete with the company’s products;
•	Potential lawsuits involving the company’s products or other matters; and
•	General business and economic conditions;
•	Currency valuation fluctuations

Impact of Inflation

ASI does not believe that inflation has had a material effect on the business.

Research and Development, Patents and Licenses

The Company has engaged in a variety of different projects during the last three years as described in this annual report.  The Company has incurred product and project development costs in the aggregate as follows:

Year	Amount
2011	$1,520,297
2012	949,280
2013	621,115
Total	$3,090,692

OFF-BALANCE SHEET ARRANGEMENTS

The company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material adverse effect on the financial condition or results of operations of the company.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following information is as of March 31, 2013 in United States dollars:

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS - continued

As of March 31, 2013, ASI had the following known contractual obligations noted in this report or financial statements dated March 31, 2013:

		Payments Due By Period
Contractual Obligations	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Convertible notes	$722,777	$62,517	$660,260	$-	$-
Term loan	$982,350	$68,660	$403,890	$353,507	$156,293
Leased parking space	$255,000	$28,000	$57,000	$57,000	$113,000
Total	$1,960,127	$159,177	$1,121,150	$410,507	$269,293

Although the term loan is presented as having principal and interest payments beyond one year, the term loan is presented as a current liability on the balance sheet at March 31, 2013, as terms of the loan covenants have not been met at reporting date and therefore the term loan is in default.

SAFE HARBOR

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the Company’s directors and executive officers and their ages as of March 31, 2013. Unless otherwise stated, the address for each of the directors and executive officers is Alterrus Systems Inc., 120 Columbia Street, Vancouver, British Columbia V6A 3Z8 Canada.

Name	Age	Position
Stephen K. Fane (1)	68	Director, Executive Chair, Acting CFO

Christopher Ng (2)	54	Director, CEO

Naveen Aggarwal (3)	53	Director

Ray Torresan (4)	50	Director

(1)	Appointed Executive Chair and a Director by resolution of the board of directors, in accordance with Section 111 and 121 respectively of the Business Corporations Act (Alberta) on May 14, 2012.

(2)
Appointed Chief Executive Officer  and  a Director by resolution of the board of directors , in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on May 14,  2012

(3)	Appointed a director by resolution of the board of directors, in accordance with Sections 111 and 121 respectively of the Business Corporations Act (Alberta) on December 14, 2006.

(4)	Appointed a director by resolution of the board of directors, in accordance with Sections 121 and 111 respectively of the Business Corporations Act (Alberta) on November 19, 2010.

Stephen Kenneth Fane, FCA, Acting Chief Financial Officer and Director of the Company

Mr. Stephen K. Fane became a director and the Company’s Chief Executive Officer on December 16, 2010. On May 14, 2011 Mr. Fane’s role with the Company changed, whereby he became the Company’s Executive Chair. Mr. Fane became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, Mr. Fane acquired a 5-acre hydroponic greenhouse operation that produced bell peppers which he expanded to over 75 acres under glass. Mr. Fane merged his operation with another large-scale producer and took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for operations totaling more than 135 acres under glass and the raising of $70M through the public offering process. In late 2006, the Trust was merged with another large scale producer to form one of the world's largest greenhouse production and marketing companies. Prior to his career in agriculture, he was a partner at Coopers & Lybrand, a predecessor to PriceWaterhouseCoopers.

Christopher Ng, Chief Executive Officer and Director of the Company

Mr. Christopher Ng became a director and Chief Operating Officer of the Company on January 01, 2011 On May 14, 2012 Mr Ng’s role with the Company changed, whereby he became the Company’s Chief Executive Officer. Prior to joining the Company Mr. Ng was with Lululemon Athletica, were is served as its Chief Supply Chain Officer, overseeing technology, logistics and manufacturing departments through Lululemon’s explosive growth period. Mr. Ng’s career began in 1981 were he was an Administration Manger for the Royal Bank. In 1983 Mr. Ng as a joint venture owner started a successful athletic footwear and apparel chain. Mr. Ng took the operation from seven to seventy–seven stores. Mr. Ng then went on to start his own retail consulting business in 1995 specializing in IT, and was subsequently recruited to become the vice president of Aritiza, where Mr. Ng was responsible for the technology, logistics and security departments, Mr. Ng was strategically involve with the growth of this ladies fashion chain from five to thirteen stores. Mr. Ng had been a commissioned officer in the Canadian Forces Reserve for 27 years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

Naveen Aggarwal, Director of the Company

Mr. Naveen Aggarwal has been a director of the Company since December 14, 2006. Mr. Aggarwal is also a principal of Interactive Technologies Fund, based in Toronto, Ontario. He also serves on the Board of Directors of Four Spots Inc. and Infolinx Communications Ltd. and is a former director of Verrus Mobile Technologies Inc. He brings over twenty-five years experience with a variety of technologies (Hardware, Software, Consulting Services) and vertical markets (Telecom, Government, Finance, Retail) in the areas of development, sales, and marketing in senior management roles. Mr. Aggarwal has held senior level positions at many leading international companies including TIBCO Software (General Manager of Telecom Line of Business, Worldwide), Sun Microsystems, Netscape Communications, and Nortel. Naveen received degrees in Neurophysiology and Mathematics/Computer Science at the University of Toronto.

Ray Torresan, Director of the Company

Mr. Ray Torresan became a director of the Company on November 19, 2011. Mr. Torresan is an experienced venture capitalist and past president of Torresan |TCI Communications, a Vancouver public relations company. He personally managed stakeholder communications programs for many of British Columbia’s major organizations. Mr. Torresan is now a member of institute B a Vancouver based company that is a new aged business incubator and accelerator. He is a recipient of a National Award of Excellence from the Canadian Public Relations Society (CPRS) for his work in corporate communications and reputation management. Mr. Torresan received his APR (Accredited Public Relations Practitioner) from CPRS and is a past-director of its Vancouver chapter.

COMPENSATION

The following table sets forth the total compensation paid to each director and executive officers serving during the fiscal year ended March 31, 2013.

	Annual Compensation		Long Term Compensation

Name and Principal Position	Salary ($)	Bonus/Fees ($)	Awards Restricted Stock Awards	Securities Underlying Options/SARs (#)

Stephen K. Fane, Director and Executive Chair(1)	201,400	—	—	—

Christopher Ng, CEO and Director (2)	201,400	—	—	—

David Andru, Former CFO (3)	25,316	—	—	—

John N. Hamilton, Former CFO and Secretary (3)	13,981	—	—	—

Naveen Aggarwal, Director	—	—	—	—

Ray Torresan (5)	—	—	—	1,500,000

(1)
Amounts shown are for salary and bonus accrued for during the year ended March 31, 2013. In addition Mr. Fane was party to a Private Placement Agreement, whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. The options exercise price is $0.15. Maturity date is September 30, 2016.  Total 3,500,000 shares and 1,000,000 options were issued to Mr. Fane pursuant to the above agreement.

(2)
Amounts shown are for salary accrued for during the year ended March 31, 2013. In addition Mr. Ng was party to a Private Placement Agreement whereby, he could earn up to 3,500,000 common shares and 1,000,000 options as an inducement to join the Company. As at March 31, 2011, Mr. Ng had earned 3,323,598 of the common shares and 1,000,000 of the options. The options exercise price is $0.15. Maturity date is September 30, 2016. Total 3,500,000 shares and 1,000,000 were issued to Mr. Ng pursuant to the above agreement.

(3)	Amounts shown are for salary received during the year ended March 31, 2013.

(4)	Amounts shown are for salary received during the year ended March 31, 2013.

(5)	1,500,000 share options were issued on July 6, 2012 for a 4 year term exercisable at $0.15 per option at a value of $123,000.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

BOARD PRACTICES

In accordance with Section 106(3) of the Business Corporations Act (Alberta), each director holds office for a term of one year or until their reappointment, unless otherwise removed or resigns, with such term expiring at the succeeding annual shareholders’ meeting. Officers are appointed by, and serve at the discretion of, the board of directors.

There are no arrangements in place for the provision of benefits upon the termination of directors or officers.

Board of Director Committees

ASI has one standing committee, the audit committee, comprised of members of the board of directors. The audit committee was formed in 1996 and in March 2005 adopted a formal written charter. The current members of the audit committee include Naveen Aggarwal, Ray Torresan and Stephen K. Fane. The audit committee meets with the external auditors annually, prior to completion of the annual audited financial statements, and with management at least quarterly throughout the fiscal year.  Two members of the audit committee are independent directors; the Company acknowledges deficiencies exist resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

ASI has no formal compensation committee.

 EMPLOYEES

As at March 31, 2013, Valcent Manufacturing Ltd. had no full time employees, and retained 1 security guard as required.

As at March 31, 2013, Valcent Products EU Limited had no full time employees, and 1 consultant working on R&D projects.

As at March 31, 2013, Local Garden Vancouver Inc. had 8  full and part-time employees operating the VertiCrop system.

As at March 31, 2013, Alterrus Systems Inc. had 2 consultants in senior management positions and engaged approximately 5 consultants, all of which provided services on a part-time basis.

As at July 26, 2013, Alterrus Systems Inc. had 2 consultants in senior management positions and engaged approximately 4 consultants, all of which provided services on a part time basis.

Key Employees and Consultants

Key consultants and their primary responsibilities as at July 26, 2013 are as follows:

Stephen K. Fane, Executive Chair and acting CFO of the Company is responsible for strategic planning, financing and general corporate affairs. He is also responsible for the financial control, regulatory reporting, budgets, financial statements, monitoring expenditures and liquidity, reporting financial performance to the board and providing the CEO with timely financial data.

Christopher Ng, CEO of the Company is responsible for the corporate direction, leadership and implementation of the Company’s business plan as well as the day-to-day running of the production and distribution departments.

Institute B Management Corporation, a consultant to the Company provides financing support, as well other part-time consultants provide, marketing, branding, sales, website design and overall management support.

SHARE OWNERSHIP

The following table sets forth, as of July 26, 2013, information regarding the share ownership of ASI’s common stock for each of its directors and executive officers serving during the fiscal year ended March 31, 2013.  The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - continued

Name	Amount and Nature of Ownership	Percent of Class*

Stephen K Fane, Executive Chair and Director (1)	7,750,000	7.99%

Christopher Ng, CEO and Director(2)	7,250,001	7.45%

John N. Hamilton, Former CFO and Secretary(3)	-	-

Naveen Aggarwal, Director (4)	1,031,535	1.07%

Ray Torresan (5)	1,500,000	1.54%
	17,531,536	18.04%

*
No director or executive officer has different voting rights from any other holder of common stock. Based on 96,016,003 shares issued and outstanding at July 26, 2013.  Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

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

(3)	300,000 share options issued on November 17, 2010 for an eight year term exercisable at $0.10 per option share were forfeited during the year ended March 31, 2013.

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

2006 Stock Option Plan

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Stock Option Plan”). The 2006 Stock Option Plan was adopted by the Board of Directors on December 16, 2006 and adopted as amended by the Shareholders of the Company on February 15, 2008.  The 2006 Stock Option Plan allows for share options to be issued to Company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 17% of the Company’s issued and outstanding shares of Common Stock. The plan is designed to encourage directors, executive officers, consultants and other key employees to acquire a proprietary interest in the Company. The 2006 Stock Option Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of the Company’s issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of issued and outstanding shares change. The 2006 Stock Option Plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which its common shares are traded, or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an, officer, director or employee.

At March 31, 2013, a total of 10,323,019 stock options were outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of July 26, 2013, there were 96,016,003 common shares issued and outstanding. The table below sets forth certain information, to the extent known or reasonably ascertainable, regarding the Company’s major shareholders, including beneficial owners of more than 5% of the common stock, as of July 26, 2013. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and also any shares which the shareholder has the right to acquire within 60 days.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

	Shares Beneficially Owned

Major Shareholders	Number	Percent*

Larry Thompson (1)	11,470,227	11.95%

Agosto Corporation Limited (2)	7,969,402	8.23%

Stephen K. Fane (3)	7,750,000	7.99%

Timothy Brock (4)	7,525,643	7.67%

Christopher Ng (5)	7,250,001	7.45%

Institute B Development Corp (6)	7,339,783	7.20%

Paul Sturt (7)	5,000,000	5.21%

Total	54,305,056	55.70%

Total Shares outstanding at July 26, 2013	96,016,003

*Includes derivative instruments of holder in numerator and denominator of “Percent” calculation.

(1)	Consists of 11,303,562 shares of common stock directly owned and (ii) 166,665 controlled through a family trust.

(2)
Consists of (i) 7,081,721 shares held by Agosto Corporation, (ii) 111,111 shares held by EXOMS Ltd., and (iii) 776,570 warrants held by Agosto to purchase 776,570 common shares at $0.25. J. Gordon Murphy is the sole shareholder and a control person of both Agosto Corporation and EXOMS Ltd. and therefore for the purposes of Rule 13d-3 Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation and EXOMS Ltd.

(3)	Consists of (i) 6,750,000 shares of common stock directly owned, (ii) 1,000,000 share options issued on September 30, 2011 for a five year term exercisable at $0.15 per option.

(4)
Consists of (i) 2,281,046 shares beneficially owned by Timothy Brock (ii) 3,197,695 shares held by West-Peak Ventures of Canada Ltd. (iii) 585,935 warrants held by Timothy Brock to purchase 585,935 common shares at $0.25, and (iv) 1,460,967 warrants held by West-Peak to purchase 1,460,967 common shares at $0.25. Timothy Brock is the sole shareholder and a control person of West-Peak Ventures of Canada Ltd and therefore for the purposes of Rule 13d-3 Timothy Brock may be deemed the beneficial owner of the shares beneficially held by West-Peak.

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

At July 26, 2013, ASI had 257 shareholders of record and an estimated 4,282 unregistered shareholders.  As of July 26, 2013, there were 96,016,003 shares of common stock outstanding. United States shareholders held an estimated 12,500,000 shares of the common stock, representing approximately 13% of the issued and outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - continued

ASI is not directly or indirectly owned or controlled by another corporation, by any foreign government or by another natural or legal person, severally or jointly and the Company has no knowledge of any arrangements, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

During the years ended March 31, 2013 and 2012, the Company incurred the following expenditures charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	2013	2012
Project development	$-	$17,124
Interest and accretion	17,979	18,103
Professional fees	-	-
Rent	-	-
Total	$17,979	$35,227

At March 31, 2013 and 2012, due to related parties was comprised of amounts owing to key management or former key management.  At March 31, 2013, the amounts owing of $1,207,167 (2012 - $941,661) were non-interest bearing and had no specific terms of repayment.

At March 31, 2013, included in promissory notes payable from Note 8(a) of the consolidated financial statements is $217,976 (2012 – $199,997) owing to key management.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ITEM 18 and in the consolidated financial statements and accompanying notes beginning on page F-1 of this Form 20-F. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Legal proceedings

Legal matters

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, the Company’s management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. During the year ended March 31, 2013, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

During the year ended March 31, 2013, the Company’s management became aware of a lien against the Company for amounts owing on the design and installation of greenhouse equipment in the amount of $216,678 which has been accrued in these consolidated financial statements. Subsequent to year end, the parties have agreed to a settlement approximately to what has been recorded as at year end. In addition, the lien against the property has been removed subsequent to year-end.

During the year ended March 31, 2013, the former landlord of the office rental premise in Launceston, UK filed a claim in the amount of GBP 57,854 ($87,876). The claim has been accrued and subsequent to year end, was retracted due to a settlement agreement.

Registered Security

During the year ended March 31, 2013, a third party registered a claim against the Company for repayment of an outstanding payable in the amount of $159,000 ($163,000 CDN).  Subsequent to March 31, 2013, the Company negotiated a settlement for $65,000.

We are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on ASI’s financial position or profitability.

ITEM 8. FINANCIAL INFORMATION - continued

Dividend Policy

The Company has not paid any dividends or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's Board, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

SIGNIFICANT CHANGES

Significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended March 31, 2013, other than discussed in this Form 20-F are:

•
On April 17, 2013, the Company issued unsecured convertible debentures in the amount $25,000 accruing interest at 12% per annum with a term to April 17, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

•
On May 28, 2013, the Company issued unsecured convertible debentures in the amount $100,000 accruing interest at 12% per annum with a term to May 29, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

•	The Company received sales orders to develop, deliver and support the installation of a VertiCrop conveyor system to an unrelated party in the U.S. in the amount of $95,143.

ITEM 9. THE OFFER AND LISTING

The Company's common shares are listed for trading on the United States OTCQB tier of the OCT Markets Group’s quotation platform under the symbol “ASIUF” (formerly “VCTZF”, VCTCF” and “NTTRF”) and on the Canadian National Stock Exchange (“CNSX”) under the symbol “ASI”.

The Company began trading on the CNSX on July 26, 2012. Accordingly the following table discloses the annual high and low sales prices for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC market place.

The prices have been adjusted to reflect a one-for-three common share consolidation effective May 3, 2005 and the further one-for-eighteen common share consolidation effective July 16, 2009.

Effective May 3, 2005, the Company changed its name from Nettron.com, Inc. to Valcent Products Inc. and delisted its common shares from the TSX-Venture Exchange, Inc. (formerly The Canadian Venture Exchange). The Company had been trading under the symbol “NTT.H”, and maintained its listing on the United States OTC Bulletin Board.

	High	Low
2009	$13.32	$0.90
2010	$2.50	$0.21
2011	$0.42	$0.05
2012	$0.20	$0.02
2013	$0.14	$0.01

The following table discloses the high and low sales prices in US dollars for the common shares of the Company for each quarterly period during the two most recent financial years of the Company as traded on the OTC QB:

Quarter	High	Low
June 30, 2011	$0.17	$0.06
September 30, 2011	$0.20	$0.06
December 31, 2011	$0.11	$0.05
March 31, 2012	$0.07	$0.02
June 30, 2012	$0.14	$0.03
September 30, 2012	$0.10	$0.02
December 31, 2012	$0.10	$0.01
March 31, 2013	$0.09	$0.05

ITEM 9. THE OFFER AND LISTING - continued

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each of the two most recent quarters as traded on the CNSX.  Only two quarters are disclosed as there is no significant trading volume prior to November 2012.

Quarter	High	Low
December 31, 2012	$0.16	$0.04
March 31, 2013	$0.10	$0.07

The following table discloses the monthly high and low sales prices in US dollars for the common shares of the Company for the most recent six months as traded on the OTC QB:

Month	High	Low
February 28, 2013	$0.08	$0.05
March 31, 2013	$0.08	$0.05
April 30, 2013	$0.07	$0.04
May 31, 2013	$0.06	$0.05
June 30, 2013	$0.06	$0.03
July 26, 2013	$0.07	$0.03

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the CNSX:

Month	High	Low
February 28, 2013	$0.09	$0.07
March 31, 2013	$0.08	$0.05
April 30, 2013	$0.08	$0.05
May 31, 2013	$0.08	$0.05
June 30, 2013	$0.06	$0.04
July 26, 2013	$0.07	$0.03

MARKETS

ASI delisted from the TSX Venture Exchange on May 3, 2005. Since May 3, 2005, its common shares were quoted solely on the OTC Bulletin Board, under the symbol “VCTPF”. Since July 16, 2009, ASI’s common shares have been quoted on the OTC Bulletin Board, under the symbol “VCTZF”. Beginning June 12, 2012 the Company’s common shares have been quoted on the OTCQB under the symbol “ASIUF” On July 26, 2012 its shares began trading on the CNSX under the symbol “ASI”.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization, Object and Purpose

ASI was incorporated in Canada on January 19, 1996, in accordance with the provision of the Business Corporations Act (Alberta). Article 5 of the articles of incorporation provides that the Company is neither restricted from carrying on any business or required to carry on a certain business.

ITEM 10. ADDITIONAL INFORMATION - continued

Directors

Voting Powers

In accordance with Section 4.19 of the bylaws and Section 120 of the Business Corporations Act (Alberta), and the equivalent Section of the Business Corporations Act (BC) subsequent to continuance in BC as described elsewhere in this Form 20-F, if one of the directors is party to or has a material interest in a material contract or proposed material contract with the Company or with one of its subsidiaries, that director must disclose the nature and extent of their interest at the first meeting at which the proposed material contract is considered, or at the first meeting after which the director becomes an interested party, either in writing or, at the director’s request, entered into the meeting minutes. All material contracts or proposed material contracts in which one of the directors has a material interest must be referred to the board or shareholders for approval, even if not one which, in the ordinary course of business, would otherwise require approval. A director who is party to or has a material interest in a material contract or proposed material contract, shall refrain from voting on any resolution to approve the material contract unless it is one for (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the Company’s benefit, (ii) a transaction relating primarily to the director’s remuneration, (iii) a contract for indemnity insurance, or (iv) a contract with an affiliate.

In accordance with the bylaws and the Business Corporations Act (Alberta) and (BC), subsequent to continuance in the Province BC, there are no limitations on the power of the Company’s directors, in the absence of an independent quorum, to vote compensation to themselves.

Borrowing Powers

In accordance with Section 3.01 of the Company’s bylaws and Section 103 of the Business Corporations Act (Alberta) and (BC) directors may, without shareholder authorization, (i) borrow money on credit, (ii) issue, reissue, sell or pledge debt obligations, (iii) give a guarantee on behalf of the Company, to secure performance of an obligation, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property, owned or subsequently acquired, to secure any of the Company’s obligations. These powers can be modified by means of an amendment to the articles of incorporation or bylaws, or by unanimous shareholder consent.

Indemnification of Directors and Officers and Limitation of Liability

In accordance with Section 7 of the Company’s bylaws and Section 124 of the Business Corporations Act (Alberta), and the comparable section of the Business Corporations Act (BC) post continuance, each of the directors and officers is relieved from liability for the acts, receipts or defaults of any other of the directors, officers or employees, notwithstanding any loss, damage or expense caused to us, provided, however, that such director or officer discharges their own duties honestly, in good faith and with a view toward ASI’s best interests, and exercises the care, diligence and skill that a reasonably prudent person would in comparable circumstances.

Subject to certain limitations as set forth in Section 124 of the Business Corporations Act (Alberta), and the comparable section of the Business Corporations Act (BC) post continuance the Company has undertaken to indemnify current or former directors and officers against all reasonable costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, incurred in respect of any civil, criminal or administrative proceedings to which such director or officer is made party to by reason of being or having been a director or officer. The board of directors may, from time to time, purchase and maintain insurance policies for the benefit of the directors and officers as against any such liabilities incurred, except with respect to liability arising out of a director or officer’s failure to act honestly, in good faith and with a view toward the Company’s best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or controlling persons under the forgoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Qualifications

There is no mandatory retirement age required by the bylaws or the Business Corporations Act (Alberta) and (BC) and no requirement that directors be shareholders of the Company.

Common Shares

In accordance with Article 2 and Schedule A of ASI’s articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of common shares which the directors may issue without nominal or par value.

ITEM 10. ADDITIONAL INFORMATION - continued

Dividends

Holdersof shares of common stock are entitled, subject to the rights privileges, restrictions and conditions attached to ASI’s preferred shares, to receive such dividends as the directors may from time to time, by resolution, declare.

Voting Rights

Holders of shares of ASI’s common stock are entitled to receive notice of and vote, on the basis of one vote for each common share so held, at every meeting of the shareholders of the Company.

Liquidation Rights

Holders of shares of common stock are entitled, subject to the rights, preferences and privileges, of any authorized and outstanding class and series of preferred shares, to receive, in the event of liquidation, dissolution or winding up or upon the distribution of any of ASI’s assets among the holders of shares of common stock, other than by way of dividends, their pro rata share of such distribution.

Preferred Shares

In accordance with Article 2 and Schedule B of ASI’s articles of incorporation filed January 19, 1996, and as amended, there are authorized an unlimited number of preferred shares, which the directors may, from time to time, issue without nominal or par value in one or more series consisting of such number of shares as the directors may determine. Currently there are no preferred shares outstanding. ASI’s directors, by resolution, may fix the designation, rights, privileges, restrictions and conditions attached to the preferred shares of each series, including without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the redemption price, terms, procedure and conditions for redemption, if any, voting rights and conversion rights, and sinking fund, purchase fund or other provisions attaching to the preferred shares of such series.

Dividends

Holders of shares of preferred stock shall be entitled to preference over holders of shares of common stock and any other of ASI’s shares ranking junior with respect to the payment of dividends as the directors may from time to time, by resolution, declare. No dividend shall at any time be declared or paid or set apart for payment on any shares ranking junior to shares of preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment at the date, nor shall we call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the shares of preferred stock or any shares ranking junior to shares of preferred stock unless all dividends up to and including the dividends payable for the last completed period for which such dividends were payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment as of the date of such call for redemption, purchase, reduction or other payment.

Holders of shares of preferred stock shall rank on parity with holders of shares of all other series of preferred stock with respect to payment of dividends, exclusive of any conversion rights, and if cumulative dividends are not paid in full in respect of a series of preferred stock, the holders of shares of all series of preferred stock shall participate ratably.

Voting Rights

Holders of shares of preferred stock shall be entitled to those voting rights which the directors may, by resolution, designate with respect thereto.

Liquidation Rights

Holders of shares of preferred stock shall be entitled to preference over holders of shares of common stock and any other of the shares ranking junior with respect to the distribution of assets in the event of liquidation, dissolution or winding up, whether voluntary or involuntary, and may also be given such other preferences as the directors may fix, by resolution, prior to issuance.

Holders of shares of preferred stock shall rank on parity with holders of shares of all other series of preferred stock with respect to distribution of assets in the event of liquidation, dissolution or winding up, whether voluntary or involuntary, exclusive of any conversion rights, and if return of capital is not paid in full in respect of a series of preferred stock, the holders of shares of all series of preferred stock shall participate ratably.

Shareholder Action

In accordance with the provisions of the Business Corporations Act (Alberta) and (BC), ordinary resolutions, such as those adopting amendments to the Company’s bylaws, must be passed by a majority of shareholders voting thereon, whereas special resolutions require a majority of not less than two-thirds of the votes cast by shareholders voting thereon. Special resolutions are required in (i) authorizing share splits where more than one class of shares exist, (ii) increasing stated capital with respect to a class or series of shares where the amount to be added is not received in consideration for the issuance of shares and where more than one class of shares exist, (iii) decreasing stated capital for any purpose, (iv) making certain amendments to or restating the Company’s articles of incorporation, (v) approving an amalgamation agreement, (vi) approving a continuance into another jurisdiction, (vii) selling, leasing or exchanging of all or substantially all of the Company’s property, other than in the ordinary course of business, or (viii) liquidating assets and dissolving the Company.

ITEM 10. ADDITIONAL INFORMATION - continued

Shareholders Meetings

Annual Meetings

ASI normally holds an annual shareholders’ meeting after completion of the preceding fiscal year at the principal executive offices in Canada with the record date begin set and notice provided to the shareholders not less than twenty-one nor more than fifty days prior to the meeting. Only those shareholders entitled to vote at the meeting, the directors, auditors and any other persons required to attend under any provision of the articles of incorporation, bylaws or the Business Corporations Act (Alberta) and (BC) are entitled to attend the meeting.

Special Meetings

The board, the chairman of the board, managing director or president, have the power to call a special meeting at anytime, and notice of any special meeting shall state the text of any special resolutions to be submitted at the meeting.

Share Ownership

Although ASI’s shareholders are subject to certain beneficial ownership reporting requirements as a result of the Company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, there are no provisions in ASI’s bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

With the exception of the Investment Canada Act, as amended, and the potential application of the Competition Act there are no limitations on the ability or right of persons to own ASI’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities imposed by the Business Corporations Act (Alberta) and (BC) or by the articles of incorporation or bylaws.

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

Change in Control

There are no provisions in ASI’s articles of incorporation or bylaws that would have the effect of delaying, deferring or preventing a change in control with respect to a merger, acquisition or corporate restructuring.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation in Canada which restrict the import or export of capital, including the availability of cash and cash equivalents. With the exception of withholding tax requirements, there are no governmental laws, decrees, regulations or other legislation in Canada which affect the remittance of dividends, interest or other payments, to non-Canadian resident holders of shares of ASI’s securities.

Taxation

ANY TAX ADVICE IN THIS COMMUNICATION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (i) AVOIDING PENALTIES THAT MAY BE IMPOSED ON ANY TAXPAYER OR (ii) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY MATTERS ADDRESSED HEREIN.

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences that may apply to holders and prospective holders of shares of ASI common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, (the Code), Treasury Department regulations promulgated thereunder, published Internal Revenue Service (IRS) rulings and administrative pronouncements and court decisions of current applicability, any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. Further, no opinion was requested by us, or has been provided by ASI’s counsel or independent registered public accounting firm, with respect to the United States income tax consequences described in the following discussion. Accordingly, the Company urges holders and prospective holders of shares of ASI’s common stock to consult with, and rely upon, their own tax advisors in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of ASI common stock.

ITEM 10. ADDITIONAL INFORMATION - continued

As used in this section the term "U.S. Holder" denotes the beneficial owner of one or more shares of ASI’s common stock who is:

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

This discussion does not address the tax consequences peculiar to, and the term U.S. Holder does not include, persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, persons or entities that have a functional currency other than the United States dollar, shareholders subject to the alternative minimum tax, shareholders who hold ASI’s common stock as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, partners and other pass-through entities and persons holding an interest in such entities, and shareholders who acquired common stock through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to U.S. Holders who own shares of ASI common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the consequences peculiar to persons or entities holding an interest in a shareholder or the consequences peculiar to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of ASI’s common stock. If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of ASI’s common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership, or a partner in a partnership, holding shares of ASI common stock, you should consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of ASI’s common stock.

Dividends

Though we do not anticipate paying any cash dividends in the foreseeable future, should U.S. Holders of shares of ASI’s common stock receive dividend distributions:

•
to the extent such distributions are paid out of current or accumulated earnings and profits, as determined for United States federal income tax purposes, subject to any applicable foreign tax credit, and without a reduction for any Canadian income tax withheld from such distributions, such holders would generally be required to include, in their gross income for United States federal income tax purposes, an amount equal to the United States Dollar value of such distributions on the date of receipt (based on the exchange rate on such date).

•
to the extent such dividend distributions exceed current or accumulated earnings and profits, as determined for United States federal income tax purposes, the amount of any distribution so received will:  (i) first be applied to reduce a U.S. Holder's adjusted basis in ASI’s common stock, and, as a return of basis, will not be subject to United States federal income tax; and (ii) thereafter, any residual amount of such distribution will be treated as a gain from the sale or exchange of common stock, which amount is taxable as a capital gain.

•
Any taxable dividends received on shares of common stock by a U.S. Holder who is an individual, a trust or an estate (an "Individual Holder") will be treated as qualified dividend income, which is subject to tax at preferential rates through December 31, 2010, provided that:

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

ITEM 10. ADDITIONAL INFORMATION - continued

Special rules may apply to any extraordinary dividend—a dividend equal to or in excess of 10 percent of a shareholder's adjusted basis, or, under certain circumstances, the fair market value, of a share of common stock—requiring that such a distribution be treated as qualified dividend income. Any loss from the sale or exchange of shares of ASI’s common stock with respect to which an Individual Holder has received an extraordinary dividend treated as qualified dividend income will be deemed a long-term capital loss to the extent of such dividend. Taxable extraordinary dividends not treated as qualified dividend income will be taxed as ordinary income, rather than as capital gains.

Foreign Tax Credit

A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of ASI’s common stock may be entitled, at his election, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation owning 10 percent or more of the voting stock may be eligible to claim a deemed paid foreign tax credit based on any underlying non-United States income taxes paid by us. The election to credit or deduct foreign taxes is made on a yearly basis and applies to all foreign income taxes paid by, or withheld from, the U.S. Holder during the year.

There are significant and complex limitations applicable to the foreign tax credit and as such the Company urges you to consult with, and rely upon, your own tax advisor regarding the availability of the foreign tax credit, the deemed paid foreign tax credit available to certain corporations and the application of limitations on the credit in light of your particular circumstances.

Sale, Exchange or other Disposition of Common Stock

Generally, a U.S. Holder will recognize a taxable gain or loss upon the sale, exchange or other disposition of shares of ASI’s common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Subject to certain qualifications and limitations, such gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy this minimum holding period. There are presently no preferential tax rates for long-term capital gains recognized by a corporation.

Special Rules

Special United States federal income tax rules apply to shareholders of passive foreign investment companies and controlled foreign corporations. The preceding discussions do not address the United States federal income tax consequences to a U.S. Holder in the event that ASI was treated as a passive foreign investment company or controlled foreign corporation. While management does not believe that we are, or that we are likely to become, a passive foreign investment company or a controlled foreign corporation, the circumstances which would result in ASI becoming such are not entirely within the Company’s control and as such there always exists the possibility, however remote, that ASI may become a passive foreign investment company or controlled foreign corporation in the future.

Passive Foreign Investment Company

The status of being a passive foreign investment corporation (a PFIC) depends upon the composition of a company's income and assets and the market value of its assets and shares from time to time.  There is no assurance that ASI will be considered, or not be considered a PFIC for any taxable year.  If ASI were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If ASI is treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of shares in excess of 125 percent of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ASI common stock.

Controlled Foreign Corporation

A controlled foreign corporation is a foreign corporation of which more than 50 percent of the stock, by vote or value, is owned, directly, indirectly or constructively, by U.S. Holders each of whom, directly, indirectly or constructively, owns 10 percent or more of the total combined voting power of all classes of stock of the foreign corporation (each a "CFC Shareholder"). If ASI were a controlled foreign corporation, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of income at the end of each year. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of earnings and profits, rather than capital gain, on the sale of his common stock. ASI management does not believe that the Company is a controlled foreign corporation, because U.S. Holders who directly, indirectly or constructively own 10 percent or more of the total voting power of the outstanding common stock do not own more than 50 percent of the shares of ASI’s common stock.

ITEM 10. ADDITIONAL INFORMATION - continued

United States Federal Income Taxation of Non-U.S. Holders

For purposes of this discussion, a beneficial owner of ASI’s common stock that is not a U.S. Holder (other than a partnership or entity treated as a partnership for United States federal income tax purposes) is a "Non-U.S. Holder". If you are a partnership, or a partner in a partnership, holding shares of ASI’s common stock, you are urged to consult with, and rely upon, your own tax advisor in analyzing the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of shares of ASI’s common stock.

Distributions on ASI’s Common Stock

Any distributions ASI pays to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, any distributions we pay will be subject to United States federal income tax at regular graduated rates if:  (a) those distributions are treated as dividends or capital gains (as previously described with respect to U.S. Holders); (b) are effectively connected with the Non-U.S. Holder's United States trade or business; and (c) if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In addition, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate under an applicable income tax treaty, on the effectively connected earnings of a Non-U.S. Holder that is a corporation.

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain recognized on the disposition of shares of ASI’s common stock unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is engaged in a United States trade or business and a gain recognized on the disposition of shares of ASI common stock is effectively connected with that trade or business, and, if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, such gain will be subject to United States federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, a branch profits tax may be imposed at a 30 percent rate, or at such lower rate established under an applicable income tax treaty. A Non-U.S. Holder who is: (i) an individual; (ii) present in the United States for 183 days or more in a taxable year; and (iii) who meets certain other requirements will also be subject to United States federal income tax on capital gains recognized during such year, including such gains realized from a disposition of ASI stock.

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

Material Canadian Federal Income Tax Consequences

The following summary is a general discussion of material Canadian federal income tax consequences that may apply to holders and prospective holders of shares of ASI common stock that are non-residents of Canada (Non-Canadian Holders). This discussion is based on the Income Tax Act (Canada), the regulations promulgated thereunder, all amendments thereto publicly proposed by or on behalf of the Minster of Finance (Canada) prior to the date hereof, the published administrative practices of the Canada Revenue Agency and on the current provisions Canada-United States Income Tax Convention (1980), as amended (the Canada-US Treaty), any or all of which may materially and adversely change at any time, possibly on a retroactive basis. In addition, this discussion does not consider the potential effects, adverse or beneficial, of any proposed changes in the governing tax law, whether by judicial, executive or legislative action, which, if effected, may be applied, possibly on a retroactive basis. No opinion was requested by us, or has been provided by ASI’s counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of shares of ASI common stock to consult with, and rely upon, their own tax advisors in analyzing the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of shares of common stock.

ITEM 10. ADDITIONAL INFORMATION - continued

As used in this section the term "Non-Canadian Holder" denoted the beneficial owner of one or more shares of ASI’s common stock who is:

•	a non-resident of Canada;
•	holds common shares as capital property;
•	deals with the Company at arm's length; and
•	does not use or hold ASI’s common shares in or in the course of carrying on business in Canada.

Dividends

Though the Company does not anticipate paying any cash dividends in the foreseeable future, should a Non-Canadian Holder of shares of its common stock receive dividend distributions, such holder will be subject to a Canadian withholding tax equal to 25 percent, subject to such lower rate as may be available under an applicable tax treaty, of the gross amount of any distributions paid or deemed to be paid.

In accordance with the Canada-US Treaty the rate of withholding tax applicable to distributions paid to a Non-Canadian Holder who is a resident of the United States is:

•	to the extent such holder beneficially owns at least 10 percent of the voting stock, 5 percent of the gross amount of such distribution paid; or
•	to the extent such holder beneficially owns less than 10 percent of the voting stock, 15 percent of the gross amount of such distribution paid.

The Company is required to withhold the applicable amount from each distribution paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Non-Canadian Holder.

In accordance with the Canada-US Treaty, certain tax-exempt entities residing in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on ASI’s common shares.

Sale, Exchange or other Disposition of Common Shares

A Non-Canadian Holder who disposes of shares of ASI common stock, including by deemed disposition upon death, will not be subject to Canadian federal income tax on any capital gain (or capital loss) thereby realized unless the common shares constitute "taxable Canadian property" as defined by the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Generally, ASI’s common shares will not constitute taxable Canadian property of a Non-Canadian Holder unless:  (i) the common shares are held as capital property used in carrying on a business (other than an insurance business) in Canada; or (ii) the Non-Canadian Holder or persons with whom the Non-Canadian Holder did not deal at arm's-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25 percent or more of the shares of any class of ASI’s capital stock.

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

A Non-Canadian Holder whose common shares constitute taxable Canadian property and who is a resident of the United States and entitled to benefits under the Canada-US Treaty generally would be exempt from Canadian tax on any capital gain realized on a disposition of those shares in any event, provided such shares do not derive their value principally from Canadian real property (including Canadian resource properties). ASI management is of the view that the common shares do not derive their value principally from Canadian real property. A Non-Canadian Holder claiming exemption under the Treaty will, however, have Canadian tax filing obligations with respect to a disposition of common shares.

ITEM 10. ADDITIONAL INFORMATION - continued

DOCUMENTS ON DISPLAY

All documents referred to in this annual report may be inspected at ASI’s offices during regular business hours located at 120 Columbia Street, Vancouver, British Columbia V6A 3Z8 (Canada), telephone (604) 764-0483.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction risk
Alterrus’ operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks.

Exchange rate risk
Alterrus’ administrative operations are in Canada. The Company typically holds most of its funds in Canadian and USD dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company is exposed to foreign currency exchange risk on intercompany transactions with its UK and Canadian subsidiaries. However, such transactions have been minor and the foreign exchange risk has been immaterial. The Company currently does not engage in foreign currency hedging.

Interest rate risk
Alterrus holds debt which may be subject to interest rate change risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes term loan, loan payable, promissory notes payable and convertible notes.  The majority of these financial liabilities are current financial liabilities and subject to limited interest rate risk due to their short-term nature. The Company is exposed to some degree of interest rate risk through its loan payable and term loan, which is a floating interest rate based on prime rates, however this risk is determined to be insignificant due the expected low bank prime rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective July 16, 2009, ASI effected a one-for-eighteen (1:18) reverse stock split which affected all shareholders equally but did not modify the rights of shareholders.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of March 31, 2012, the Company carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of the acting CFO (principal financial officer) and the CEO (principal executive officer), who concluded, that because of the material weakness in internal control over financial reporting (“ICFR”) described below, disclosure controls and procedures were not effective as of March 31, 2013.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Alterrus’s management is also responsible for establishing ICFR as defined in Rules 13a-15(f) and 15(d)-15(f) under the 1934 Act.  The ICFR are intended to be designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. ICFR are expected to include those policies and procedures that management believes are necessary that:

ITEM 15.  CONTROLS AND PROCEDURES - continued

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect of financial statement preparation and may not prevent or detect misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with established policies and procedures.

Evaluation of Internal Controls and Procedures Over Financial Reporting

As of March 31, 2013, management assessed the effectiveness of the Company's internal control over financial reporting (ICFR) based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of March 31, 2013 and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31, 2013:

(1)
Lack of an independent audit committee, and no independent directors.  Although Alterrus’s audit committee functions with one officer/director and two directors who are not corporate officers, the non-officers directors are paid consultants to the Company and as such may not be deemed truly independent.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less effective or conflicted supervision over management;

(2)
Inadequate staffing and supervision within bookkeeping operations combined with complex accounting transactions. We have two employees or consultants involved in bookkeeping functions in two separate operating business units where transactional volumes require such services, and we utilize independent consultants on a part-time basis to supplement accounting staff.  The relatively small number of people who are responsible for bookkeeping functions makes segregation of duties more difficult within the Company’s internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  In addition complex transactions encountered in the year relating to convertible debentures, and revaluation issues in conjunction with re-structuring initiatives made the accounting function more complex requiring the services of third party outside accounting consultants;

(3)
Insufficient installation of information technology to assist in accounting functions.  Because of a lack of working capital and personnel, the Company has been unable to upgrade information technology software and hardware to assist in providing effective controls;

(4)	Ineffective controls over period end financial disclosure and reporting processes;

(5)	Infrequent ongoing monitoring and a lack of separate evaluations when an effective monitoring and evaluative system is deemed necessary for corporate integrity;

As of March 31, 2013, management assessed the effectiveness of ICFR and based on that evaluation, they concluded that, as of March 31, 2013, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of ICFR and contributed to the correction of an error which required restatement, see Note 22(c) of the consolidated financial statements for the year ended March 31, 2012. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in disclosure controls and procedures or internal controls over financial reporting.

ITEM 15.  CONTROLS AND PROCEDURES - continued

Due to a lack of financial and personnel resources, the Company was not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  ASI will not be able to do so until we acquire sufficient financing and staff to do so.  The Company will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that ICFR was not effective and that there were material weaknesses as identified in this report, management believes that the consolidated financial statements contained in ASI’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013, fairly presents the financial position, results of operations and cash flows for the years covered thereby in all material respects.

The Company relies on the involvement of its acting Chief Financial Officer who is deemed a financial expert as well as consultants for period end financial disclosure and the reporting process.  This risk is mitigated by the active involvement of the audit committee and the board of directors in reviewing the financial statements.  However, the lack of full time personnel who have technical experience and knowledge is an internal control weakness and may result in the failure to timely report financial results.

It is unlikely that the above noted internal control weakness can be properly addressed until the Company grows to a significant size to warrant the expense, such as the hiring of additional personnel, associated with implementing additional segregation of duties.  The Company is committed to improving financial organization and internal controls.  As part of this commitment, the Company intends to hire an additional person on a full time basis, when sufficient funds are available, with technical experience and knowledge in accounting to better segregate duties consistent with control objectives and will increase personnel resources and technical accounting expertise within the accounting function.

Management believes that the material weaknesses set forth above were the result of the scale of operations and are intrinsic to the small size of the business.

We are committed to improving the Company’s financial organization. As part of this commitment, pending the availability of sufficient funds management and the board of directors will, (1) appoint one or more outside directors to the board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and will increase personnel resources; and (3) hire independent third parties to perform or provide expert advice as needed. Management will continue to monitor and evaluate the effectiveness of internal controls and procedures and internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This Annual Report does not include an attestation report of an independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by an independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended March 31, 2013, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ASI presently has one audit committee member who is a “financial expert” which is Mr. Fane (as defined in accordance with Item 16A(b) of Form 20-F) however, Mr. Fane is not independent  as that term is defined in Section 803A of the NYSE AMEX Company Guide and SEC Rule 10A-3 under the Exchange Act of 1934.

Each audit committee member is able to read and understand fundamental financial statements.

ITEM 16B. CODE OF ETHICS

As of the date of the filing of this annual report on Form 20-F the Company has not adopted a formal code of ethics (as defined in accordance with Item 16B(a) of Form 20-F), however, the Company intends to form a committee to advise on the content and adoption of a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ASI’s independent auditors for the fiscal years ended March 31, 2013, 2012 and 2011 were BDO Canada LLP, Chartered Accountants of Vancouver, BC.

AUDIT FEES

The aggregate audit fees billed for the fiscal year ended March 31, 2013 for professional services rendered by BDO Canada LLP, Chartered Accountants, for the audit of ASI’s annual consolidated financial statements was $77,852.  The aggregate audit fees billed for the fiscal years ended March 31, 2012 for audit of annual financial consolidated statements, assistance with SEC reviews, and quarterly financial reporting services rendered by BDO Canada LLP, Chartered Accountants, for the audit of ASI’s annual financial statements was $219,062

AUDIT RELATED FEES

BDO Canada LLP fees for the audit and review of financial statements not included in “Audit Fees” for 2013 were $15,579 (2012 - $nil).

TAX FEES

The aggregate fees billed in the fiscal year ended March 31, 2013 for professional tax compliance advice and planning was $31,164 (2012 - $nil). $21,168 relates to fiscal years 2006 through 2010 and $9,996 relates to fiscal years 2011 and 2012.

ALL OTHER FEES

BDO Canada LLP fees for other services performed for the 2013 and 2012 fiscal years not included in “Audit Fees” or “Audit Related Fees” were $nil, respectively.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

ASI’s audit committee charter requires the prior approval of the audit committee on every occasion for which the Company engages principal accountants or their associated entities to render any audit or non-audit services.

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

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18 Financial Statements

ITEM 18. FINANCIAL STATEMENTS

Alterrus Systems Inc.
(A Development Stage Company)

Consolidated Financial Statements
March 31, 2013

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report

To the shareholders of
Alterrus Systems Inc. (a development stage company)

We have audited the accompanying consolidated financial statements of Alterrus Systems Inc. which comprises the consolidated statements of financial position as at March 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2013, 2012 and 2011 and related notes which includes a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alterrus Systems Inc. as at March 31, 2013 and 2012, and its financial performance and its cash flows for the years ended March 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2c in the consolidated financial statements, which indicates that the Company incurred accumulated losses of $55.7 million since inception before the stated capital reduction of $29.2 million, has a working capital deficit of $5.8 million, is in breach with some of its lenders repayment terms and financial covenants and is expected to incur further losses in the development of its business.  These conditions, along with other matters as set forth in Note 2c, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
July 26, 2013

Alterrus Systems Inc.
(A Development Stage Company)
Consolidated Statements of Financial Position
(Expressed in US Dollars)
As at March 31

	Note	2013	2012
ASSETS
Current assets
Cash		$24,914	$443,342
Receivables	22	482,088	355,348
Inventory	5	118,656	-
Prepaid expenses		12,102	7,993
Total current assets		637,760	806,683
Non-current assets
Assets held for resale	6	433,254	433,254
Property, plant and equipment	6	1,555,327	101,074
Total non-current assets		1,988,581	534,328
Total assets		$2,626,341	$1,341,011
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$2,036,284	$1,765,023
Operating loan	10	243,435	-
Loan payable	10	982,350	-
Promissory notes payable	8	1,927,144	1,889,377
Due to related parties	16	1,207,167	941,661
Convertible notes	9	62,517	56,568
Total current liabilities		6,458,897	4,652,629
Non-current liabilities
Convertible notes	9	660,260	-
Total liabilities		7,119,157	4,652,629
Shareholders' deficiency
Share capital	11	16,290,267	45,462,858
Contributed surplus	11	5,579,547	5,453,547
Commitment to issue shares	11	-	43,000
Equity component of convertible notes	9	46,949	2,218
Accumulated other comprehensive income		43,288	-
Accumulated deficit		(26,452,867)	(54,273,241)
Total shareholders' deficiency		(4,492,816)	(3,311,618)
Total equity and liabilities		$2,626,341	$1,341,011

 The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

Alterrus Systems Inc.
(A Development Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in US Dollars)
Year Ended March 31

	Note	2013	2012	2011

Sales	19	$42,016	$-	$-
Cost of sales	12	186,169	-	-
Gross margin (loss)		(144,153)	-	-

Project development	13	621,115	949,280	1,520,297
General and administrative	13	908,449	809,380	3,940,796
Loss from operations		(1,673,717)	(1,758,660)	(5,461,093)
Interest and financing costs	14	(451,402)	(159,134)	(514,551)
Non-operating items	15	709,902	26,565	1,701,425
Net loss for the year		(1,415,217)	(1,891,229)	(4,274,219)
Translation adjustment		43,288	-	-
Comprehensive loss for the year		$(1,371,929)	$(1,891,229)	$(4,274,219)

Basic and diluted loss per share	20	$(0.01)	$(0.02)	$(0.07)
Basic and diluted weighted average number of common shares outstanding	20	95,805,044	91,859,221	58,047,835

The accompanying notes are an integral part of these consolidated financial statements.

Alterrus Systems Inc.
(A Development Stage Company)
Consolidated Statements of Changes in Equity
(Expressed in US Dollars)

	Note		Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated other comprehensive income	Accumulated deficit	Total
Balance at April 1, 2010			$39,011,557	$4,159,012	$126,000	$-	$-	$(48,107,793)	$(4,811,224)
Loss for the year			-	-	-	-	-	(4,274,219)	(4,274,219)
Share capital issued			4,853,678	-	-	-	-	-	4,853,678
Return of shares to treasury			(10,000)	-	-	-	-	-	(10,000)
Warrant modification	11(e)(ii) & (iv)			537,494	-	-	-	-	537,494
Equity component of convertible debt			-	-	-	5,496	-	-	5,496
Warrants issued	11	(e)(i)	-	67,529	-	-	-	-	67,529
For contributed services	11	(x)	-	126,000	(126,000)	-	-	-	-
Commitment to issue shares					1,158,302	-	-	-	1,158,302
Fair value of options	11	(v)	-	752,462	-	-	-	-	752,462
Stock-based compensation			-	255,069	-	-	-	-	255,069
Balance at March 31, 2011			43,855,235	5,897,566	1,158,302	5,496	-	(52,382,012)	(1,465,413)
Loss for the year			-	-	-	-	-	(1,891,229)	(1,891,229)
Share capital issued
For private placements			331,254	-	-	-	-	-	331,254
Share issuance expenses			(30,709)	-	-	-	-	-	(30,709)
For services			1,229,211	-	-	-	-	-	1,229,211
Transfer from contributed surplus on exercise of warrants	11(e)(iii)		77,867	(77,867)	-	-	-	-	-
Share issue commitment			-	-	(1,155,302)	-	-	-	(1,155,302)
Fair value of shares issued on exercise of warrants	11(e)(iii)		-	(40,000)	40,000	-	-	-	-
Equity component of convertible debt			-	-	-	(3,278)	-	-	(3,278)
Stock-based compensation	11(iv) & (d)		-	(326,152)	-	-	-	-	(326,152)
Balance, March 31, 2012			45,462,858	5,453,547	43,000	2,218	-	(54,273,241)	(3,311,618)
Loss for the year			-	-	-	-	-	(1,415,217)	(1,415,217)
Translation adjustment			-	-	-	-	43,288	-	43,288
Share capital issued for committed shares	11	(b)	43,000	-	(43,000)	-	-	-	-
Share capital issued for consulting	11	(b)	20,000	-	-	-	-	-	20,000
Stock-based compensation	11	(d)	-	126,000	-	-	-	-	126,000
Equity component of convertible debt	9		-	-	-	44,731	-	-	44,731
Reduction of stated capital	11	(b)	(29,235,591)	-	-	-	-	29,235,591	-
Balance, March 31, 2013			$16,290,267	$5,579,547	$-	$46,949	$43,288	$(26,452,867)	$(4,492,816)

The accompanying notes are an integral part of these consolidated financial statements.

Alterrus Systems Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
Year Ended March 31

	Note	2013	2012	2011
OPERATING ACTIVITIES
Net loss for the year		$(1,415,217)	$(1,891,229)	$(4,274,219)
Items not involving cash:
Interest and accretion		405,361	159,134	454,462
Warrant modification in investor relations and finders' fees		-	-	67,529
Share-based payments		20,000	-	-
Shares issued for interest, accretion, fees		-	-	60,000
Loss (gain) on settlement of debts	15	-	-	(2,096,124)
Gain on tax loss transaction		(509,439)	-	-
Stock-based compensation		126,000	(260,086)	2,500,675
Gain on disposal of equipment		(47,610)	(27,556)	-
Write-off (recovery) of receivables		(5,634)	20,146	(2,997)
Writedown of product license		-	1	-
Writedown of property and equipment		-	-	250,748
Depreciation		82,514	25,183	176,415
Foreign exchange loss (gain)		21,937	338	6,385
Changes in non-cash working capital items	18	414,364	865,179	2,497,515
Cash used in operating activities		(907,724)	(1,108,890)	(359,611)
INVESTING ACTIVITIES
Property and equipment		(1,320,089)	(683)	-
Proceeds from disposal of assets		47,610	39,306	-
Cash used in investing activities		(1,272,479)	38,623	-
FINANCING ACTIVITIES
Proceeds from convertible notes		628,000	-	-
Proceeds from promissory notes		-	1,201,285	26,000
Repayment of promissory notes		(35,000)	(25,000)	(169,488)
Settlement of promissory notes		-	-	(175,606)
Repayments of long-term debt and convertible notes		-	-	(792,898)
Proceeds from loan		982,350	-	-
Interest paid on loan		(56,821)	-	-
Proceeds from operating loan		243,435	-	-
Proceeds from issuance of common shares		-	62,238	1,537,869
Share issue expense		-	(4,868)	(77,297)
Proceeds from share subscriptions		-	248,018	21,000
Cash from financing activities		1,761,964	1,481,673	369,580
Increase (decrease) in cash		(418,239)	411,406	9,969
Effect of foreign exchange on cash		(189)	-	-
Cash, beginning of year		443,342	31,936	21,967
Cash, end of year		$24,914	$443,342	$31,936

Supplemental cash flow information (Note 18)

Non-cash transaction (Notes 11(b) and 18(b))

The accompanying notes are an integral part of these consolidated financial statements.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

1.      CORPORATE INFORMATION

Alterrus Systems Inc, (formerly Valcent Products Inc.) (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996 with a continuance to British Columbia effective November 28, 2012.  The Company’s current business activity is to focus on the continued development, marketing and operating of the Company’s High Density Vertical Growth System (“VertiCrop”) designed to produce high yields of leafy green vegetables in various climates.

On June 16, 2012, the Company changed its name to Alterrus Systems Inc. The Company is listed on the OTCQB, having the symbol ASIUF. On July 26, 2012 the Company obtained a Canadian National Stock Exchange (CNSX) listing, having the symbol of ASI. The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

2.      BASIS OF PREPARATION

(a)    Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2013.

(b)    Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis.

The consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency. Functional currency for the subsidiary companies are as follows:

Valcent Products (EU) Ltd. – United States dollars
Valcent Manufacturing Ltd. – United States dollars
Local Garden Vancouver Inc. – Canadian dollars

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2013, the Company had not yet achieved profitable operations, had an accumulated deficit of $55.7 million, before the $29.2 million stated capital reduction, is in breach with some of its lenders repayment terms and financial covenants, and has a working capital deficit of $5.8 million.  The Company’s focus is furthering its development and commercialization of its VertiCrop system therefore it will incur future losses. These factors cast substantial doubt as to the Company’s ability to continue as a going concern. The Company is dependent upon its ability to raise the necessary funds and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at March 31, 2013, the Company had cash of $24,914 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254.  Although the Company has successfully raised funds in the past, has raised $125,000 subsequent to year end (Note 23) and expects to be a going concern for the next twelve months, further internal and external financing and continuing support by our lenders will be required for operations and to settle debt obligations which are due on demand.  While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Principles of Consolidation

These consolidated financial statements include the annual accounts of the Company and its wholly-owned subsidiaries, Valcent Products EU Limited (incorporated in the United Kingdom), Valcent Manufacturing Ltd. (incorporated in the United States), and Local Garden Vancouver Inc. (incorporated in Canada). Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company transactions, balances and unrealized gains and losses on intercompany transactions have been eliminated. The accounting policies and year ends of the Company’s subsidiaries are consistent with those applied by the Company.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)    Functional Currency

The functional currency for each of our subsidiaries is the currency of the primary economic environment in which they operate. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment. All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are recognized in earnings. Non-monetary items measured at historical cost are not re-measured – they remain at the exchange rate from the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences are recognized directly in accumulated other comprehensive income (loss). If the Company disposes of a foreign operation, the relevant amount of foreign currency translation in equity is reclassified to earnings.

(c)    Segment Reporting

A business segment is a component of the Company’s assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(d)    Property, Plant and Equipment

Recognition and Measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including the estimated present value of any future unavoidable costs of dismantling and removing items.  Any corresponding liability is recognized within provisions.

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

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Property, Plant and Equipment (continued)

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within non-operating gains and (losses) in the consolidated statement of comprehensive loss.

Depreciation

The Company depreciates its property, plant and equipment using the declining balance method using the following rates:

Category	Rate
Building and structure	5%
VertiCrop System	10%
Trays and rigs	20%
Furniture, fixtures and vehicles	20%
Computer equipment	30%

The assets’ depreciation methods, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Non-current assets classified as held for sale are measured at the lower of:

▪	their carrying amount immediately prior to being classified as held for sale in accordance with the Company's accounting policy; and
▪	fair value less costs to sell

Following their classification as held for sale, non-current assets are not depreciated. As the fair value of the assets less costs to sell exceeds their remaining carrying amount, no impairments had to be recorded in the reporting period.

(e)   Cash

Cash includes cash on hand.  For cash flow statement presentation purposes, cash includes bank overdrafts.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
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

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
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

▪	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
▪
Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

▪	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in Note 21.

Financial Liabilities

Financial liabilities are classified either as fair value through profit or loss or as other financial liabilities, based on the purpose for which the liability was incurred. Other financial liabilities comprise accounts payables and accrued liabilities, operating loan, notes payable, promissory notes, debt portion of convertible note and amounts due to related parties. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carrying in the statement of financial position.  Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

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

If the conversion feature represents a liability, or if the convertible note includes any other embedded derivatives, they will be separated from the host contract and accounted for as a derivative when the following three criteria are satisfied:

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
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

(h)   General Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income/loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)    Share Capital

The Company’s common shares, certain share warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Stock-Based Compensation

The Company makes equity-settled stock-based payments to certain Company employees under the terms of its employee stock option scheme. In addition to those granted under the Company’s employee stock option scheme, the Company has granted stock options to some advisors. The fair value of options granted to employees is recognized as an employee expense and to advisors as professional fees, with a corresponding increase in equity by way of a credit to contributed surplus.

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

(k)   Earnings / Loss Per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted earnings per share. Under this method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options are applied to repurchase common shares at the average market price for the period. Share options are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)    Project Development Costs

Project development costs are expensed before the technology is identified as having economic potential.

Project development costs are capitalized when it is identified as having economic potential. Prior to capitalizing such costs, the following conditions are to be met:

i)	There is a probable future benefit that will contribute to future cash inflows; and
ii)	The Company can obtain the benefit and control access to it.

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

(n)   Inventory

Inventories are stated at the lower of cost and net realizable value.  Costs include raw materials, supplies, operating materials and incoming transportation costs.  Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is determined not to be recoverable.  When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

Raw material inventory consists primarily of planting pellets, crop nutrients and packaging supplies used directly in production and packaging of the product. Raw material inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Crops in process, consisting primarily of leafy green crops in various stages are valued at the lower of actual costs over the crop cycle allocated to actual and estimated yields at the reporting date and net realizable value.

Finished goods inventory consist of packaged agricultural produce ready for sale and is valued at the lower of cost and net realizable value.

VertiCrop System inventory consists of VertiCrop parts and components available for sale and valued at the lower of cost and net realizable value.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)   Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the leafy green crops or VertiCrop system have been transferred to the customer; the Company retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the Company can measure the amount of revenue receivable and it is probable economic benefits associated with the transaction will flow to the Company. These conditions are generally satisfied when title passes to the customer according to the sales agreement which in most cases, is when product is picked up by the customer or delivered to the destination specified by the customer, which is typically a customer’s premises. The Company reports revenue net of sales taxes, returns, discounts and rebates.

(p)   Standards, Amendments and Interpretations Not Yet Effective

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after April 1, 2013 with earlier application permitted unless otherwise noted.

(i)
IFRS 7 Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of April 1, 2014. The Company is in the process of evaluating the impact of the new standard.

(ii)
IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after April 1, 2015. The Company is in the process of evaluating the impact of the new standard.

(iii)
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for our annual period beginning on or after April 1, 2013 with earlier application permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

(iv)
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 is effective for our annual period beginning on or after April 1, 2013 with earlier application permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)   Standards, Amendments and Interpretations Not Yet Effective (continued)

(v)
IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company does not expect this standard to have a material impact on its consolidated financial statements The Company is yet to assess the full impact of IFRS 12 and intends not to adopt the standard no later than the accounting period beginning April 1, 2013.

(vi)
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company does not expect this standard to have a material impact on its consolidated financial statements The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

(vii)
IAS 1, Presentation of Financial Statements was amended in June 2011. This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit of loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective as of April 1, 2013. The Company does not expect this standard to have a material impact on its consolidated financial statements and intends to adopt the standard no later than the accounting period beginning April 1, 2013.

(viii)
IAS 28 Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). The standard is effective for annual periods beginning on or after April 1, 2013. The Company does not expect this standard to have a material impact on its consolidated financial statements.

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

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(a)   Classification of Debt Instruments with Conversion Feature

Contracts with conversion features are assessed as derivative instruments and for embedded derivatives. In determining whether a contract represents a derivative or contains an embedded derivative, the most significant area where judgment has been applied pertains to the determination as to whether the contract can be net-cash settled. The convertible debentures are classified as liabilities, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value.   The discount is being accreted over the term of the debentures, utilizing the effective interest method which approximates the market rate at the date the debentures were issued.   Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the debentures were issued.

(b)   Assets Held For Sale

There is judgment in connection with assessing whether the asset can be classified as held for sale for a period of greater than one year. Management believes classifying the asset as held for sale best presents the facts and circumstances of its actions to complete the sale of this asset. Management is committed to sell the asset, has engaged a real estate agent to actively market the property, does not have any continuing involvement in the asset, and is subject to external market factors that are outside the control of the Company.

(c)   Estimated Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

(d)   Income Taxes

Management uses judgment and estimates in determining the appropriate rates and amounts in recording current and deferred taxes, giving consideration to timing and probability as it relates to income tax. Actual taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities. Due to these uncertainties around the utilization of the deferred tax assets, no asset has been recognized in these consolidated financial statements. The recognition of deferred income tax assets is subject to judgment and estimation over whether these amounts can be realized.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(e)   Stock based compensation

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

(f)	Impairment of Property, Plant and Equipment

Management uses judgment in assessing if there exists impairment indicators corresponding to the recoverability of its property, plant and equipment. Impairment exists when the carrying amount of an asset exceeds its recoverable amount, which is higher of its fair value less cost to sell and its value in use. In circumstance where impairment indicators exist, the determination of fair value less costs to sell use valuation techniques, such as discounted cash flows. Value in use is computed using the present value of management’s best estimates of future cash flows based on the current use and present condition of the asset. In estimating either fair value less costs to sell or value in use using discounted cash flow methods, estimates and assumptions must be made about the sales prices, cost of sales, production, and other related cash inflows or outflows over the life of the VertiCrop System equipment, which can range from 3 to 20 years. In developing these assumptions, management uses estimates of contracted and future market prices based on expected market supply and demand in the region in which the VertiCrop System operates, anticipated production levels, planned and unplanned outages, changes to regulations and system capacity or constraints for the remaining life of the system. These estimates and assumptions are susceptible to change from year to year and actual results can, and often do, differ from the estimates, and can have either a positive or negative impact on the estimate of the impairment charge, and may be material.

5.      INVENTORY
	2013	2012
Raw materials	$35,904	$-
Crops in process	51,710	-
VertiCrop System inventory	31,042	-
	$118,656	$-

The cost of inventories recognized as expense and included in cost of sales for the year ended March 31, 2013 amounted to $31,396 (2012 - $nil, 2011 - $nil).

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	Furniture, Fixtures & Vehicles	Building	VertiCrop System	Trays & Rigs	Computer Equipment	Total
COST
Balance, 2011	$744,528	$-	$-	$-	$-	$744,528
Additions	683	-	-	-	-	683
Disposals	(74,008)	-	-	-	-	(74,008)
Balance, 2012	671,203	-	-	-	-	671,203
Additions	-	386,628	850,836	297,919	1,384	1,536,767
Disposals	-	-	-	-	-	-
Balance, 2013	671,203	386,628	850,836	297,919	1,384	2,207,970

DEPRECIATION
Balance, 2011	$607,204	$-	$-	$-	$-	$607,204
Additions	25,183	-	-	-	-	25,183
Disposals	(62,258)	-	-	-	-	(62,258)
Balance, 2012	570,129	-	-	-	-	570,129
Additions	39,192	5,597	21,566	16,058	101	82,514
Disposals	-	-	-	-	-	-
Balance, 2013	609,321	5,597	21,566	16,058	101	652,643

CARRYING AMOUNTS
2012	$101,074	$-	$-	$-	$-	$101,074
2013	$61,882	$381,031	$829,270	$281,861	$1,283	$1,555,327

Depreciation related to the Building, VertiCrop System and Trays & Rigs of $53,912 (2012 and 2011 - $nil) is included in cost of sales.

During the year ended March 31, 2013, previously written-off equipment was sold for proceeds of $47,610 (2012 and 2011 – $nil).

During the year ended March 31, 2012, the Company disposed of vehicles, equipment and furniture for $54,575, of which $15,269 was settlement of wages at their fair value and $39,306 was received in cash. Carrying values for the equipment disposed was $nil, except for a vehicle with carrying value of $11,750. Gain recorded on disposal of capital assets during the year ended March 31, 2012 is $42,825.  During the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value and therefore wrote off the amount of $250,748, being the carrying value of those assets.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at March 31, 2013, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769).

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

The Company entered into a purchase agreement on April 1, 2009, amended March 8, 2010, to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology. The Company terminated the Purchase Agreement, which was written off during the year ended March 31, 2012.

8.      PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to lenders:

	2013	2012	2011
8% and 10% simple interest, unsecured, due on demand (a)	$455,224	$583,835	$558,212
18% simple interest, secured, due on demand (b)	878,527	790,099	-
18% simple interest, unsecured, due on demand (c)	593,393	515,443	-
	$1,927,144	$1,889,377	$558,212

(a)
Promissory notes of $455,224 include amounts due to related parties (Note 16). Total interest accrued during the year ended March 31, 2013 was $64,292 (2012 – $53,279, 2011 – $4,843). During the year, a $192,644 promissory note including interest owed to a third party was repaid in connection with the sale of certain tax assets. See Note 22.

(b)
On July 14, 2011, the Company issued a secured promissory note for $700,000 accruing interest at 18% per annum with a conversion feature connected to any unpaid accrued interest. The note matured on July 14, 2012 and the principal and accrued interest are due on demand. Any unpaid accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two-year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas (classified as held for sale) owned by a wholly-owned subsidiary of the Company. Total interest accrued during the year ended March 31, 2013 is $123,428 (2012 – $90,099, 2011 – $nil). During the year ended March 31, 2013, the Company repaid $35,000 (2012 – $nil) of the promissory note.

(c)
On February 3, 2012, the Company issued a promissory note for $501,350 ($500,000 CDN) accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matured on February 3, 2013 and the principal and accrued interest is due on demand.  Any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10.  Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note and interest at any time without penalty. Total interest accrued during the year ended March 31, 2013 is $90,207 (2012 – $nil).

The Company has designated convertible accrued unpaid interest as at fair value through profit or loss and determined the fair value to be equal to the accrued interest given its demand nature.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

9.      CONVERTIBLE NOTES

Date of Issue	Balance, 2012	Issued Principal	Equity Portion	Accretion	Interest	Conversion	Balance, 2013
February 2010 (a)	$56,568	$-	$-	$1,949	$4,000	$-	$62,517
April 19, 2012 (b)	-	500,000	(31,191)	14,568	56,671	-	540,048
December 14, 2012 (c)	-	128,000	(13,540)	1,238	4,514	-	120,212
Total	$56,568	$628,000	$(44,731)	$17,755	$65,185	$-	$722,777
Less current portion	(56,568)	-	-	(1,949)	(4,000)	-	(62,517)
Non current portion	$-	$628,000	$(44,731)	$15,806	$61,185	$-	$660,260

	Balance,	Issued	Equity				Balance,
Date of Issue	2011	Principal	Portion	Accretion	Interest	Conversion	2012
February 2010 (a)	$51,698	$-	$(2,218)	$-	$7,088	$-	$56,568
Total	$51,698	$-	$(2,218)	$-	$7,088	$-	$56,568

(a)	$50,000 February 2010 Convertible Note

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

On February 14, 2012, the Company entered into an amendment to the convertible note whereby, the maturity date was extended to February 15, 2013, the interest rate was increased to 10% per annum, the unit conversion price was reduced to $0.10 and the share purchase warrant price was reduced to $0.20. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component. All other terms, conditions, covenants, obligations or agreements contained in the convertible note were not affected.  The amendment of this convertible note resulted in a substantial modification and a gain of $2,066 recognized within interest and finance cost in consolidated comprehensive loss during the year ended March 31, 2012. This convertible note is presently due on demand.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

9.      CONVERTIBLE NOTES (continued)

(a)	$50,000 February 2010 Convertible Note (continued)

The Company used the residual method to allocate a value of $2,128 to the equity component of the amended convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the year ended March 31, 2013, the Company recorded $5,949 (2012 - $7,088, 2011 - $6,174) in interest and accretion costs in relation to this convertible note.

(b)	$500,000 April 2012 Convertible Note

On April 19, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to April 19, 2014.  Both interest and principal may be converted at the option of the lender at $0.10 per unit, with each unit consisting of one common share and three quarters of a share purchase warrant with each full warrant exercisable at $0.15 per share for a five year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $31,191 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $500,000 principal amount using the effective interest rate method.

During the year ended March 31, 2013, the Company recorded $71,239 (2012 and 2011 - $nil) in interest and accretion costs in relation to this convertible note.

(c)	$128,000 December 2012 Convertible Note

On December 14, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to December 14, 2015.  Both interest and principal may be converted at the option of the lender at $0.08 per unit, with each unit consisting of one common share and one half of a share purchase warrant with each full warrant exercisable at $0.12 per share for a three year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $13,540 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $128,000 principal amount using the effective interest rate method.

During the year ended March 31, 2013, the Company recorded $5,753 (2012 and 2011 - $nil) in interest and accretion costs in relation to this convertible note.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

9.      CONVERTIBLE NOTES (continued)

(d)	$2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000. The debt is convertible into common shares at the lesser of $9.18 per share and 70% of the average of five lowest closing prices for ten preceding days.  On March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the conversion note including $524,885 in repayment penalty, $260,160 in original issuer discounts, and $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of 1,156,815 and agreed to issue 2,892,036 common shares;

•	Repayment of $400,000 to subscribers (paid); and
•	Conversion of $250,000 face value into 312,500 common shares.

$1,323,000 was remaining in convertible note from the original debt.  During the year ended March 31, 2010, $10,000 was converted into 21,704 common shares, which were returned to the Company during the year ended March 31, 2011.

On May 31, 2010, a third party purchased $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000, convertible at $0.20 per share.  On June 15, 2010, the Company issued 3,500,000 common shares at $0.20 per share to settle the $700,000 promissory note.

During the period April 1, 2010 to May 31, 2010, the Company paid $32,622 of accrued interest on this convertible note by issuing 135,925 common shares of the Company.

On September 15, 2010, the Company issued 500,000 shares to the original convertible debt holders as a penalty to extend the maturity until December 31, 2010.  The shares were valued at $0.12 and $60,000 was charged to interest and finance costs in the statement of comprehensive loss for the year ended March 31, 2011. This was a non-cash transaction.

During the year ended March 31, 2011, on de-recognition of this convertible debt and the derivative liability relating to warrants with down round provisions, offset by the fair value of additional equity instruments issued with a value of $445,650, a gain on settlement of debt of $2,096,124 was recorded to the consolidated statement of comprehensive loss. This was a non-cash transaction.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

10.   LOAN PAYABLE

On April 13, 2012, the Company entered into a Loan Agreement (the “Loan”) in the amount of $1,000,000 CDN (the “Term Loan”) accruing interest at 8% plus the lenders prime of 3% plus 2% additional accrued to a maximum of 14% per annum. The monthly payment is approximately $18,000 ($18,243 CDN) over the term of the loan. The Loan also provides for a revolving loan of $250,000 CDN the (“Operating Loan”) accruing interest at the same rate as the Term Loan. The Term Loan matures on April 15, 2019 and the Operating Loan is due on demand. The loans are secured by a lien on, and a security interest in, all present and future unencumbered assets of the Company. Pursuant to a letter dated April 4, 2013, the Company and the lender agreed to a revised payment schedule to extend monthly interest-only payments (at 8% plus the lenders prime of 3% with 2% additional accrued) of $9,038 ($9,200 CDN) from March 15, 2013 to August 15, 2013, with monthly principal payments of approximately $9,000 ($9,043 CDN) resuming September 15, 2013. The Company may repay up to 15% of the outstanding principal amount of the Term Loan on the second and third anniversary date, up to 25% on the fourth anniversary date of the initial loan, thereafter the balance in whole in part without penalty or prepayment compensation.

The loans were used to build and operate the Company’s first commercial VertiCrop System in Vancouver, BC. In addition, the lender will receive for 15 years a monthly 3% royalty based on gross revenues from the operation the VertiCrop System up until the earlier of the maturity date or the date the Company has repaid the loan in full. Thereafter, the royalty will be reduced to 1.5%. During the year ended March 31, 2013, the Lender advanced $982,350 ($1,000,000 CDN) of the Term Loan and $243,435 ($248,577 CDN) of the Operating Loan.

The loans are subject to Local Garden Vancouver Inc. abiding by certain covenants: (i) debt to equity ratio no greater than 1.5 to 1.0; and (ii) debt service coverage ratio no less than 1.25 to 1.0. These covenants have not been met at reporting date and therefore the term loan is in default and presented as a current liability. The Company is in discussions with the lender as to the status of the Term Loan and covenants.

The following table summarizes the contractual maturities of the Company’s term loan as of March 31, 2013:

	< 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Principal payments	$68,660	$403,890	$353,507	$156,293	$982,350

11.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

	Number	Amount
Balance at April 1, 2010	52,175,329	$39,011,557
Share capital issued:
For private placements (vi)	10,192,365	1,528,855
Share issuance expense (vi)	-	(77,297)
For settlement of debt (vii)	15,636,656	2,345,498
For investor relation services (viii)	600,000	144,000
For consulting services (ix)	500,000	120,000
For payment of interest (Note 9(d))	135,925	32,622
For conversion of convertible debt (Note 9(d))	3,500,000	700,000
For extension of convertible debt (Note 9(d))	500,000	60,000
Return of shares to treasury (Note 9(d))	(21,704)	(10,000)
Balance at March 31, 2011	83,218,571	43,855,235
Share capital issued:
For private placements (i)	3,794,413	331,254
Share issue expense (i), (iv)	-	(30,709)
For consulting services (ii)	200,000	26,500
For investor relation services (iii)	450,000	59,250
Management incentive & finance incentive (iv) & (v)	7,323,019	1,143,461
Transfer from contributed surplus on exercise of warrants (e)(iii)	-	77,867
Balance, March 31, 2012	94,986,003	45,462,858
Share capital issued:
For private placements	830,000	43,000
For consulting services	200,000	20,000
Reduction of stated capital	-	(29,235,591)
Balance, March 31, 2013	96,016,003	$16,290,267

During the year ended March 31, 2013:

(a)	The Company issued 830,000 common shares valued at $43,000 pursuant to a commitment to issue shares as at March 31, 2012.

(b)	On January 8, 2013, the Company issued 200,000 common shares in connection with a consulting agreement at a fair value of $20,000 being the value of consideration received. See Note 17.

(c)
On February 20, 2013, pursuant to provision of the Canada Business Corporations Act, the Company’s shareholders approved that the stated capital of the Company be reduced by CDN $32,420,719, being a partial elimination of the accumulated deficit of the Company as at March 31, 2013. Net share capital was reduced by $29,235,591, with a corresponding offset to accumulated deficit of $29,235,591.  This is a non-cash transaction.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

During the year ended March 31, 2012, the Company:

(i)
Issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,439 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price. Total share issuance costs connected with the private placement was $4,908 as a finder’s fee.

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

(ii)	Issued 200,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of service of $26,500.

(iii)	Issued 450,000 common shares in connection with two consulting services contracts for investor relations at an aggregate fair value of service of $59,250.

(iv)
Pursuant to the December 14, 2010 private placement, the Company issued an additional 352,805 common shares to management and 323,019 to a broker for a total of 7,323,019 common shares.  The additional shares to management were valued at $56,329 based on the grant date of the shares charged to stock-based compensation. The additional shares to the broker were valued at $25,841 being the fair value of service provided and recorded as share issuance cost.

In addition, pursuant to this agreement an additional 675,824 options were earned to bring the total options earned to 7,323,019. The Company applied the fair value method using Black-Scholes option pricing model in accounting for these options by using a risk-free interest rate – 2.00%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The fair value of these options was $421,486 which is lower than the previous estimate of $752,462 recorded for the period ended March 31, 2011. This resulted in a recovery of $330,976 to stock-based compensation in the consolidated statement of comprehensive loss for the year ended March 31, 2012.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(b)   Issued and outstanding: (continued)

During the year ended March 31, 2011, the Company:

(v)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and key new management. The PP Agreement included a commitment to the Company along with provisions for the new management group and third party to further the development and improve the marketability of the VertiCrop™ vertical plant technology and to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,061,291 based on the grant date and charged to stock–based compensation.

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

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

(viii)	Issued the following common shares for investor relations services during the year ended March 31, 2011:

i.	500,000 common shares at an aggregate fair value of $120,000 being the fair value of services provided.
ii.	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of services provided; and
iii.	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value services provided.

(ix)	Issued the following common shares for consulting services in respect of product development during the year ended March 31, 2011:

i.	500,000 common shares at an aggregate fair value of $120,000 being the fair value of services provided.

(x)	For Contributed Services:

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

(c)	Commitment to Issue Shares

Commitment to issue common shares (or units, where indicated) included the following:

	Number	Amount
Balance at April 1, 2010	300,000	$126,000
Reversal of commitment to issue shares (Note 11(b)(x))	(300,000)	(126,000)
Investor relations (iii)	300,000	51,750
Consulting services (iv)	150,000	22,000
Management Incentive private placement (Note 11(b)(v))	6,647,195	1,063,550
Private placement at $0.15 unit (v)	140,000	21,001
Balance at March 31, 2011	7,237,195	$1,158,301

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(c)	Commitment to Issue Shares (continued)

	Number	Amount
Balance at March 31, 2011	7,237,195	$1,158,301
Consulting services (i)	50,000	4,500
Management and finance incentive (b)(iv)	675,824	54,069
Private placement at $0.10 unit (b)(i) & (ii)	788,150	78,815
Private placement at $0.05 unit (iii)	1,000,000	50,000
Warrants exercised	800,000	40,000
Shares Issued	(9,721,169)	(1,342,685)
Balance at March 31, 2012	830,000	$43,000

Shares issued (b)	(830,000)	(43,000)
Balance at March 31, 2013	-	$-

During the year ended March 31, 2013, all of the commitments to issue shares at March 31, 2012 were completed.

During the year ended March 31, 2012, the Company was committed to issue shares including:

(i)	50,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of $4,500.

(ii)	This includes an additional 30,000 units to be issued at $0.10 per unit with the private placement offering that was closed subsequent to the year end in the aggregate amount of $3,000.

(iii)
1,000,000 units at a price of $0.05 per unit for gross proceeds of $50,000 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price.

During the year ended March 31, 2011, the Company was committed to issue shares including:

(i)	300,000 common shares in connection with a consulting services contract for investor relations at an aggregate fair value of $51,750.

(ii)	150,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of $22,000.

(iii)	140,000 units to be issued at $0.15 per unit with the private placement offering that was closed subsequent to the year end in the amount of $21,001.

Committed common shares were valued based on the value of service provided by the respective parties.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

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

The following table summarizes outstanding and exercisable stock option activity for the three years ended March 31, 2013:

	Number of options	Weighted average exercise price
Balance, April 1, 2010	100,000	$0.30
Granted	2,050,000	$0.23
Cancelled	(100,000)	$0.30
Committed to grant (Note 11 (b)(v))	6,647,195	$0.15
Balance, March 31, 2011	8,697,195	$0.18
Granted (Note 11 (b)(iv))	675,824	$0.15
Balance, March 31, 2012	9,373,019	$0.17
Granted	2,500,000	$0.15
Forfeited	(1,550,000)	$0.22
Balance, March 31, 2013	10,323,019	$0.14

During the year ended March 31, 2013, the Company granted 2,500,000 stock options (2012 - 675,824 stock options, 2011 – 2,050,000 stock options) to officers, employees, directors and other eligible persons. The weighted average fair value of stock options granted during the year ended March 31, 2013 of $0.05 per option was estimated with the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 1.2%; expected life – 2 to 4 years; expected volatility – 67% to 139%; exercise price - $0.15; share price - $0.04 to $0.15 and expected dividends – nil. The weighted average fair value of stock options granted and committed during the year ended March 31, 2012 of $0.15 per option (2011 - $0.14) was estimated using the Black-Scholes option pricing model with the assumptions stated in Note 11(b)(iv). The weighted average fair value of stock options granted during the year ended March 31, 2011 was estimated using Black-Scholes option pricing model utilizing risk-free interest rate – 1.98% to 2.9%; expected life – 5 to 8 years; expected volatility – 100%; expected dividends – nil.

During the year ended March 31, 2013, the Company recorded stock-based compensation expense of $126,000 (2012 – $4,824, 2011 - $255,069) for options that were granted or vested during the year.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(d)	Stock options (continued)

As at March 31, 2013, the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Options
September 30, 2016	$0.15	8,823,019
May 14, 2014	$0.15	1,000,000
June 1, 2018	$0.25	500,000
Total		10,323,019

The weighted average remaining contractual term of options outstanding and exercisable at March 31, 2013 is 3.35 years (2012 – 4.89 years).

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2013, 2012 and 2011:

	Number of warrants	Weighted average exercise price
Balance, April 1, 2010	8,813,200	$0.63
Warrants issued	20,509,092	$0.22
Warrants forfeited	(90,354)	$13.50
Balance, March 31, 2011	29,231,938	$0.30
Issued (b)(i) & (e)(iii)	3,988,710	$0.12
Forfeited	(8,289,484)	$0.50
Exercised (iii)	(4,800,000)	$0.05
Balance, March 31, 2012	20,131,162	$0.22
Warrants expired	(10,415,627)	$0.21
Balance, March 31, 2013	9,715,535	$0.23

As at March 31, 2013, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
April 1, 2013*		$0.25	7,818,328
June 14, 2013*		$0.25	518,132
October 13, 2013		$0.15	379,075
December 13, 2013		$0.10	500,000
January 24 , 2014		$0.10	500,000
Total			9,715,535
* Expired unexercised subsequent to March 31, 2013

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

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

11.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

(ii)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.75%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to gain on settlement of debt with a corresponding credit to contributed surplus recorded during the year ended March 31, 2012.

(iii)
As part of a negotiation with a broker warrant holder during the year ended March 31, 2012, the Company agreed to issue an additional 2,091,504 warrants at $0.05 for a two-year period ending July 16, 2013 and to reset the exercise price of the current outstanding warrants from $0.40 to $0.05.

The warrant holder exercised the 4,800,000 warrants on a cashless basis resulting in 800,000 common shares to be issued valued at $40,000. As a result of this exercise $77,867 was charged to share capital with the corresponding debit to contributed surplus representing the cumulative charges to contributed surplus for these warrants during the year ended March 31, 2012. The 800,000 common shares were issued during the year ended March 31, 2012.

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

(f)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Contributed Surplus’, ‘Accumulated Other Comprehensive Income’ and ‘Accumulated Deficit’.

‘Contributed Surplus’ is used to recognize the value of stock option grants and share warrants prior to exercise.

‘Commitment to Issue Shares’ includes common shares committed to management, consultants and investor relations companies under fundraising agreements, and committed under private placements for proceeds received.

‘Accumulated other comprehensive income (loss)’ is used to record the cumulative gains and losses resulting from translating the financial statements from foreign currency to functional currency.

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings (losses) from period to period.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

12.   COST OF SALES

	Note	2013		2012	2011
Direct product costs		$31,396	$		$-
Direct labour	5	57,343			-
Depreciation	6	53,912			-
Direct packaging costs		41,639			-
Other		1,879			-
		$186,169	$		$-

13.   PROJECT DEVELOPMENT AND GENERAL AND ADMINISTRATIVE

Project Development

	2013	2012	2011
Product research	$-	$148,574	$592,921
Marketing	52,083	-	-
Site contractor	169,471	63,004	103,252
Consulting fees	399,560	737,702	824,124
	$621,115	$949,280	$1,520,297

General and Administrative

	2013	2012	2011
Investor relations	$41,212	$98,639	$384,636
Advertising and media development	41,811	25,014	49,817
Consulting	127,846	-	-
Professional fees	296,958	421,935	531,571
Office and miscellaneous	97,837	306,604	238,775
Travel	76,351	107,728	260,654
Depreciation	28,602	25,183	176,415
Rent	59,189	82,967	116,311
Stock-based compensation (recovery)	126,000	(272,083)	2,162,925
Filing and transfer agent fees	18,277	13,393	19,692
Gain on reversal of unpaid amounts	(5,634)	-	-
	$908,449	$809,380	$3,940,796

Details of stock-based compensation for the three years ended March 31, 2013:

Stock based compensation (recovery)	Note	2013	2012	2011
Private placement agreement options	11(b)(iv)	$-	$(330,976)	$752,462
Private placement agreement shares	11(b)(iv)	-	54,069	1,063,551
Option grants	11(d)	126,000	4,824	255,069
Warrant extension	11(e)(iv)	-	-	91,843
		$126,000	$(272,083)	$2,162,925

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

14.   INTEREST AND FINANCING COSTS

	2013	2012	2011
Debt interest	$433,646	$156,043	$511,877
Accretion and other	17,756	3,091	2,674
	$451,402	$159,134	$514,551

15.   NON-OPERATING EXPENSES

	Note	2013	2012	2011
Foreign exchange gain (loss)		$152,853	$(614)	$(146,948)
Write-off receivable		-	(15,646)	2,997
Gain on settlement of debt	9(d)	-	-	2,096,124
Gain on disposal of assets		47,610	42,825	-
Gain on tax loss transaction	22	509,439	-	-
Write-down of property and equipment		-	-	(250,748)
		$709,902	$26,565	$1,701,425

16.   RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

During the three years ended March 31, 2013, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	2013	2012	2011
Project development	$-	$17,124	$400,944
Interest and accretion	17,979	18,103	171,710
Professional fees	-	-	20,000
Rent	-	-	2,349
	$17,979	$35,227	$595,003

At March 31, 2013 and 2012, due to related parties was comprised of amounts owing to key management or former key management.  At March 31, 2013, the amounts owing of $1,207,167 (2012 - $941,661) were non-interest bearing and are repayable on demand.

At March 31, 2013, included in promissory notes payable from Note 8(a) is $217,976 (2012 – $199,997) owing to key management.

Key Management Compensation

Key management personnel compensation comprised:

	2013	2012	2011
Salaries and short-term employee benefits	$442,097	$716,768	$250,537
Share-based payments (recovery)	123,000	(33,951)	1,312,931
	$565,097	$682,817	$1,563,468

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

17.   COMMITMENTS

Commitments not disclosed elsewhere in these consolidated financial statements are as follows:

Leased premises

During the year ended March 31, 2013, the Company entered into an agreement with a company controlled by a former director of the Company (collectively referred to as “GBS”). Under this agreement GBS would assume all past and present obligations and liabilities including but not limited to all the past due rent under the Company’s lease in Launceston, Cornwall, UK. In addition, GBS was to enter into a new lease for these premises. For this arrangement, the Company agreed to pay GBP 5,000 and issue a right to an exclusive sales territory within the UK.  As at March 31, 2012 the GBP 5,000 (US $7,983) had been recorded to accounts payable and accrued liabilities and was subsequently paid during the year ended March 31, 2013.  An interest penalty of 4% is due if payment terms are not complied with.  During the year ended March 31, 2013, GBS decided not to proceed with the new lease, and the landlord of the lease in Launceston filed a claim in the amount of GBP 57,854 ($87,876) against the Company.  The claim has been accrued as at March 31, 2013 and subsequent to year end, the claim has been retracted due to a settlement agreement.

On April 5, 2012, the Company entered into a Lease Agreement to license the parking space consisting of the roof of a parking facility located in Vancouver, BC.  The top level of the space was used for the purpose of erecting the Local Garden greenhouse facility that incorporates the Company’s VertiCrop System. The initial term of the license is for 10 years with an option of two five-year renewals subject to mutual agreement with the Licensor. The monthly rental fees for the entire roof top are $4,800 CDN or $2,400 CDN for each level. The Company is currently renting one level at this time and does not intend to erect another greenhouse at this time.

Service agreements

During the year ended March 31, 2012, the Company entered into an agreement for a four month term with a non-related party to assist the Company with establishing a commercial site for its VertiCrop System. Any extensions would be mutually agreed. Contingent to successfully securing the necessary financing and the ordering of VertiCrop components for the new commercial site the non-related party would receive a commission of $120,324 ($120,000 CDN) and 200,000 common shares. During the year ended March 31, 2013, the non-related party earned its commission and common shares, which were paid and issued.

Legal matters

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, the Company’s management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. During the year ended March 31, 2013, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

17.  COMMITMENTS (continued)

Legal matters (continued)

During the year ended March 31, 2013, the Company’s management became aware of a lien against the Company for amounts owing on the design and installation of greenhouse equipment in the amount of $216,678 which has been accrued in these consolidated financial statements. Subsequent to year end, the parties have agreed to a settlement approximately to what has been recorded as at year end. In addition the lien against the property has been removed subsequent to year-end.

Registered Security

During the year ended March 31, 2013, a third party registered a claim against the Company for repayment of an outstanding payable in the amount of $159,000 ($163,000 CDN).  Subsequent to March 31, 2013, the Company negotiated a settlement for $65,000.

18.  SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	2013	2012	2011
Receivables	$195,041	$(55,115)	$(103,421)
Prepaid expenses	(4,109)	70,149	6,535
Inventory	(120,230)	-	11,578
Due to related parties, trade payables	275,950	686,283	1,664,482
Accounts payable and accrued liabilities	67,712	163,862	918,341
	$414,364	$865,179	$2,497,515

(b)	Supplemental cash flow information not included elsewhere

Non-cash transactions	2013	2012	2011
Shares issued on conversion of convertible notes	$-	$-	$700,000
Fair value of agent's warrants extension	-	-	138,462
Shares issued for promissory note interest	-	-	140,553
Accounts payable included in property plant & equipmen	216,678	-	-
Shares issued for services	20,000	-	-
Settlement of promissory note	192,644	-	-

Interest and taxes paid	2013	2012	2011
Interest paid	$56,821	$-	$-
Taxes paid	-	-	-

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

19.   SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors. The Company’s segment comprises of three geographic segments.

	2013	2012	2011
Property, plant and equipment
United States	$-	$-	$-
United Kingdom	61,882	101,074	137,324
Canada	1,493,445	-	-
	$1,555,327	$101,074	$137,324

	2013	2012	2011
Assets held for sale
United States	$433,254	$433,254	$433,254
United Kingdom	-	-	-
Canada	-	-	-
	$433,254	$433,254	$433,254

	2013	2012	2011
Revenues
United States	$-	$-	$-
United Kingdom	-	-	-
Canada	42,016	-	-
	$42,016	$-	$-

20.  BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended March 31, 2013 and 2012 was based on the following:

	2013	2012	2011
Loss attributable to common shareholders	$(1,415,217)	$(1,891,229)	$(4,274,219)
Weighted average number of common shares outstanding	95,805,044	91,859,221	58,047,835

The calculation of diluted loss per share excludes the effects of various conversions and the exercise of options and warrants and similar instruments totaling 17.5 million (2012: 32.5 million) that would be anti-dilutive.

21.  FINANCIAL INSTRUMENTS

The Company has designated its cash and loans payable as loans and receivables, which are measured at amortized cost. Receivables are designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, operating loan, loan payable, promissory notes payable and due to related parties are designated as other financial liabilities, which are measured at amortized cost.  The convertible accrued interest payable is measured at fair value. Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

21.  FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value of Financial Instruments

There is no difference between the fair value and carrying value of the financial assets and liabilities for the years ended March 31, 2013 and 2012. Refer to Note 3(g) for an explanation of the fair value hierarchy applied. There are no assets or liabilities transferred from one level to another in the hierarchy during the years ended March 31, 2013 and 2012.

(a)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes term loan, operating loan, promissory notes payable and convertible notes. The majority of the convertible notes are long-term financial liabilities and are subject to varying interest rate risk due to their long-term nature.  The remaining financial liabilities are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. Management periodically assesses the recoverability of the receivables at a detailed level to mitigate the credit risk. A majority of the receivables relates to the realization of deferred tax assets in connection with the tax loss transaction and GST/HST receivable from the Canada Revenue Agency which were received subsequent to year end.

(c)	Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the United States dollar. The Company’s foreign currency exposures comprise cash, receivables, accounts payable, operating loan, loan payable, due to related parties, and promissory notes payable denominated in British pounds and Canadian dollars. The following schedules indicate the percentage of account balances denominated in foreign currencies.

As at March 31, 2013 Percentage of balances	Canadian	British
denominated in:	Dollars	Pounds	US Dollars	Total
Cash	100%	-	-	$24,914
Receivables	100%	-	-	482,088
Accounts payable and accrued liabilities	73%	7%	20%	2,036,284
Operating loan	100%	-	-	243,435
Loan payable	100%	-	-	982,350
Due to related parties	100%	-	-	1,207,167
Promissory notes payable	31%	-	69%	1,927,144

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

21.  FINANCIAL INSTRUMENTS (continued)

(a)	Foreign Exchange Risk (continued)

As at March 31, 2012
Percentage of balances	Canadian	British
denominated in:	Dollars	Pounds	US Dollars	Total
Cash	99.5%	0.5%	-	$443,342
Receivables	100%	-	-	355,348
Accounts payable and accrued liabilities	74%	7%	19%	1,765,023
Due to related parties	100%	-	-	941,661
Promissory notes payable	28%	-	72%	1,889,377

At March 31, 2013, the Canadian/U.S. foreign exchange rate was CDN$0.9824 = US$1.0000 (2012 – CDN$1.0027) and British Pound/U.S. Dollar foreign exchange rate was £1.5189 = US$1.0000 (2012 – £1.5987). Assuming that all other variables remain constant, an increase of 10% in the US dollar to the Canadian dollar and British Pound would have the following impact on the ending balances of certain statement of financial position items at March 31, 2013 and 2012, with the net foreign exchange gain or loss directly impacting net loss for the year:

	2013	2012
Financial assets
Cash	$2,800	$44,832
Receivables	40,402	-
Financial liabilities
Accounts payable and accrued liabilities	138,552	194,640
Operating loan	24,781	-
Loan payable	100,000	-
Due to related parties	122,886	94,166
Promissory notes payable	39,016	52,742
Net foreign exchange gain	$382,033	$296,716

Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary for items exposed to foreign exchange risk.

(b)	Liquidity Risk

The following are the maturities of financial liabilities at March 31, 2013 and 2012:

As at March 31, 2013	< 3 Months	3 - 12 Months	1-3 Years	Total
Accounts payable	$2,036,284	$-	$-	$2,036,284
Promissory notes payable	1,927,144	-	-	1,927,144
Due to related parties	1,207,167	-	-	1,207,167
Loan payable	982,350	-	-	982,350
Operating loan	243,435	-	-	243,435
Convertible notes	62,517	-	660,260	722,777
	$6,458,897	$-	$660,260	$7,119,157

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

21.  FINANCIAL INSTRUMENTS (continued)

(a)	Liquidity Risk (continued)

As at March 31, 2012	< 3 Months	3 - 12 Months	1-3 Years	Total
Accounts payable	$1,765,023	$-	$-	$1,765,023
Promissory notes payable	-	1,889,377	-	1,889,377
Due to related parties	941,661	-	-	941,661
Loan payable	-	-	-	-
Operating line	-	-	-	-
Convertible notes	-	56,568	-	56,568
	$2,706,684	$1,945,945	$-	$4,652,629

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the ongoing operational costs associated with the commercialization of its VertiCrop product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

22. INCOME TAX

The material components of the income tax expense for the years ended March 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Loss before income taxes	$1,415,000	$1,891,000	$4,274,000
Corporate tax rate	25%	25.75%	28%
Expected tax recovery	(354,000)	(487,000)	(1,197,000)
Increase (decrease) resulting from:
Differences in foreign tax rates	2,000	10,000	71,000
Effect of reduction in statutory rates	-	270,000	324,000
Stock-based compensation and other	35,000	(37,000)	734,000
Share issuance costs	-	(10,000)	(21,000)
Recognition of income on tax loss transaction	4,360,000	-	-
Change in deferred tax asset allowance	(4,043,000)	254,000	89,000
	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2013 and 2012 are summarized as follows:

	2013	2012
Deferred income tax assets
Non-capital loss carry forward	$405,000	$4,414,000
Share issue costs	26,000	54,000
Cumulative eligible capital and other	218,000	224,000
Unrecognized deferred tax assets	(649,000)	(4,692,000)
	$-	$-

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013
(Expressed in US Dollars)

22.  INCOME TAX (continued)

As at March 31, 2013, the Company had estimated non-capital tax losses for Canadian Tax purposes of $1.6 million (2012: $17.7 million). During the year ending March 31, 2013, the Company received $509,439 (CDN $510,000) from a tax loss transaction. A gain of $509,439 has been recorded in the statement of comprehensive loss being the realization of previously unrecognized deferred tax assets. In connection with this tax loss transaction, the Company recorded a receivable of $318,339 and reduced a promissory note by $191,100 (see Note 8(a)). The receivable was received in full subsequent to year end. The remaining losses expire in the next 20 years and may be utilized to reduce taxable income derived in future years. No deferred tax asset has been reflected in the above table for the Company’s U.S. or United Kingdom entities. The Company is in arrears on filing its statutory income tax returns for these jurisdictions and is therefore unable to practicably determine the amount of its loss carry forwards. The Company estimates it has net operating loss carry forwards in excess of any taxable income or deferred tax liability that may exist for the years ended March 31, 2013, 2012 and 2011.

In the ordinary course of business the Company transacts in multiple foreign jurisdictions and is subject to the tax regime of each foreign jurisdiction. The Company records tax contingencies for specific transaction when it determines that the likelihood of an unfavorable outcome is likely and the loss is reasonably estimable. Management currently believes that the Company is not exposed to tax contingencies that could have a material impact on the liquidity results of operations or financial condition of the Company. As at March 31, 2013 and 2012, the Company has not recorded an accrual for any tax contingencies.

23.  SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2013:

•
On April 17, 2013, the Company issued unsecured convertible debentures in the amount $25,000 accruing interest at 12% per annum with a term to April 17, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

•
On May 28, 2013, the Company issued unsecured convertible debentures in the amount $100,000 accruing interest at 12% per annum with a term to May 29, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

•	The Company received sales orders to develop, deliver and support the installation of a VertiCrop conveyor system to an unrelated party in the U.S. in the amount of $95,143.

ITEM 19. EXHIBITS.

No.	Description of Exhibit

1(i)(1)	Articles of Incorporation of Valcent Products Inc., dated January 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(2)	Amendment to Articles of Incorporation of Valcent Products Inc., dated March 12, 1996, incorporated by reference to Exhibit 1(a)(ii) on Form 20-F filed October 13, 2005.

1(i)(3)	Amendment to Articles of Incorporation of Valcent Products Inc., dated August 19, 1996, incorporated by reference to Exhibit 1(a)(i) on Form 20-F filed October 13, 2005.

1(i)(4)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 30, 1998, incorporated by reference to Exhibit 1(a)(iv) on Form 20-F filed October 13, 2005.

1(i)(5)	Amendment to Articles of Incorporation of Valcent Products Inc., dated July 8, 1999, incorporated by reference to Exhibit 1(a)(v) on Form 20-F filed October 13, 2005.

1(i)(6)	Amendment to Articles of Incorporation of Valcent Products Inc., dated September 28, 1999, incorporated by reference to Exhibit 1(a)(vi) on Form 20-F filed October 13, 2005.

1(i)(7)	Amendment to Articles of Incorporation of Valcent Products Inc., dated April 15, 2005, incorporated by reference to Exhibit 1(a)(vii) on Form 20-F filed October 13, 2005.

1(i)(8)	Amendment to Articles of Incorporation of Valcent Products Inc., dated June 24, 2009 incorporated by reference to Exhibit 3.1 on Form 6-K filed July 16, 2009.

1(ii)	By-laws of Valcent Products Inc., dated March 26, 1996, incorporated by reference to Exhibit 1(b) on Form 20-F filed October 13, 2005.

1(iii)	Audit Committee charter of Valcent Products, Inc., dated March 2005, incorporated by reference to Exhibit 15.A on Form 20-F filed October 31, 2005.

4.1	Master license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(i) on Form 20-F filed October 13, 2005.

4.2	Product development agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(ii) on Form 20-F filed October 13, 2005.

4.3	Invention license agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iii) on Form 20-F filed October 13, 2005.

4.4	Consulting agreement between Valcent Products Inc. and M. Glen Kertz, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(iv) on Form 20-F filed October 13, 2005.

4.5	Consulting agreement between Valcent Products Inc. and MK Enterprises LLC, dated July 29, 2005, incorporated by reference to Exhibit 4(a)(v) on Form 20-F filed October 13, 2005.

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

ITEM 19. EXHIBITS. - continued

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

5.1	Subsidiaries of Valcent Products Inc., as of September 30, 2008 incorporated by reference to Exhibit 5.1 on Form 20-F filed October 10, 2008.

11.1	Loan Agreement and Assignment of Specific Contract, dated April 1, 2012 between Alterrus Systems Inc., Local Garden Vancouver Inc., and Vancity Capital Corporation.

11.2	Definitive Transaction Agreement, dated March, 2013 between Scott Safety Supply Services Inc., 1737504 Alberta Ltd., and Alterrus Systems Inc.

11.3	Form of convertible note agreement between Alterrus Systems Inc., and certain institutional note holders dated December 14, 2012.

11.4	Form of convertible note agreement between Alterrus Systems Inc., and certain institutional note holders dated April 19, 2012.

ITEM 19. EXHIBITS. - continued

12.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

12.2	Certification of Chief Financial Officer pursuant to Rule 13A-14(A) in Accordance with Section 302 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.1	Certification Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 FILED HEREWITH.

SIGNATURES

The registrant here certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTERRUS SYSTEMS INC.

Date: July 26, 2013	By:	/s/ Christopher Ng
Christopher Ng Chief Executive Officer And Director